Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232696

To the shareowners of United Technologies Corporation and the stockholders of Raytheon Company

TRANSACTION PROPOSED — YOUR VOTE IS VERY IMPORTANT

Dear Shareowners and Stockholders:

On June 9, 2019, United Technologies Corporation, or UTC, Light Merger Sub Corp., a wholly owned subsidiary of UTC, or Merger Sub, and Raytheon Company, or Raytheon, entered into an Agreement and Plan of Merger, or the merger agreement, pursuant to which, subject to approval of UTC shareowners and Raytheon stockholders and the satisfaction or (to the extent permitted by law) waiver of other specified closing conditions, the UTC aerospace businesses and Raytheon will combine in an all-stock merger of equals. At the completion of the merger, Merger Sub will merge with and into Raytheon, with Raytheon surviving the merger and becoming a wholly owned subsidiary of UTC. The merger is conditioned on the prior completion of UTC’s previously announced separation of its commercial businesses, Otis and Carrier, from its other businesses and the pro rata distributions to its shareowners of 100% of the common stock of the corporation holding the Otis business, or Otis SpinCo, and 100% of the common stock of the corporation holding the Carrier business, or Carrier SpinCo. The merger agreement provides that, as of the completion of the merger, the name of UTC will be changed to Raytheon Technologies Corporation. Each of the common stock of UTC and the common stock of Raytheon is traded on the New York Stock Exchange, or the NYSE, under the symbols “UTX” and “RTN,” respectively. The common stock of the combined company will be listed on the NYSE under the symbol “RTX.”

If the merger is completed, each share of Raytheon common stock (other than shares held by Raytheon as treasury stock) will be converted into the right to receive 2.3348 fully paid and nonassessable shares of UTC common stock (and, if applicable, cash in lieu of fractional shares), or the merger consideration, less any applicable withholding taxes. For more details on the merger consideration, see “The Merger Agreement—Merger Consideration.”

The market value of UTC common stock at the time of completion of the merger could be greater than, less than or the same as the market value of UTC common stock on the date of the accompanying joint proxy statement/prospectus. In fact, as a result of the distributions, we expect the market price of shares of UTC common stock to decline because the market price will no longer include the value of the Otis business or the Carrier business. We cannot predict the amount of this decline, as the market price of shares of UTC common stock may fluctuate based on the perceived values of the common stock of UTC, Otis SpinCo and Carrier SpinCo in anticipation of the distributions and the merger, and it may not be possible to estimate the market value of UTC common stock. The value of UTC common stock that Raytheon stockholders will receive in the merger will reflect the combination of the UTC aerospace businesses and Raytheon and will not include the value of the Otis business or the Carrier business.

Based on the current number of shares of Raytheon common stock outstanding and reserved for issuance, UTC expects to issue approximately 648 million shares of UTC common stock to holders of Raytheon common stock in the aggregate in the merger. Based on the current number of shares of Raytheon common stock outstanding and reserved for issuance, and the current number of shares of UTC common stock outstanding and reserved for issuance, we estimate that, immediately following completion of the merger, former holders of Raytheon common stock will own approximately 43% and pre-merger holders of UTC common stock will own approximately 57% of the common stock of the combined company.

Each of UTC and Raytheon is holding a special meeting of its shareowners and stockholders, respectively, to vote on the proposals necessary to complete the merger. Information about each meeting, the merger and the other business to be considered by shareowners and stockholders at each special meeting is contained in this joint proxy statement/prospectus. Any shareowner or stockholder entitled to attend and vote at the applicable special meeting is entitled to appoint a proxy to attend and vote on such shareowner’s or stockholder’s behalf. Such proxy need not be a holder of UTC common stock or Raytheon common stock. We urge you to read this joint proxy statement/prospectus and the annexes and documents incorporated by reference carefully. You should also carefully consider the risks that are described in the “Risk Factors” section beginning on page 40.

Your vote is very important regardless of the number of shares of UTC common stock or Raytheon common stock that you own. The merger cannot be completed without (1) the adoption of the merger agreement by the affirmative vote of holders of a majority of the shares of Raytheon common stock outstanding and entitled to vote at the Raytheon special meeting and (2) the approval of the issuance of UTC common stock to Raytheon stockholders in connection with the merger by the affirmative vote of a majority of the votes cast by holders of outstanding shares of UTC common stock entitled to vote at the UTC special meeting.

Whether or not you plan to attend the UTC special meeting or the Raytheon special meeting, please submit your proxy as soon as possible to make sure that your shares are represented at the applicable meeting.

Gregory J. Hayes Chairman, President and Chief Executive Officer United Technologies Corporation	Thomas A. Kennedy Chairman and Chief Executive Officer Raytheon Company

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the other transactions described in this joint proxy statement/prospectus or the securities to be issued in connection with the merger or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated September 10, 2019 and is first being mailed to shareowners of UTC and stockholders of Raytheon on or about September 10, 2019.

UNITED TECHNOLOGIES CORPORATION
10 Farm Springs Road
Farmington, Connecticut 06032

NOTICE OF SPECIAL MEETING OF SHAREOWNERS
To be held on October 11, 2019

To the Shareowners of United Technologies Corporation:

We are pleased to invite you to attend—and notice is hereby given that United Technologies Corporation, referred to as UTC, will hold—a special meeting of its shareowners, referred to as the UTC special meeting, at UTC Center for Intelligent Buildings, 13995 Pasteur Boulevard, Palm Beach Gardens, Florida 33418 on Friday, October 11, 2019 at 8 a.m. Eastern Time for the following purposes:

1.	Approval of the UTC Share Issuance. To vote on a proposal to approve the issuance of UTC common stock, par value $1.00 per share, to Raytheon stockholders in connection with the merger contemplated by the Agreement and Plan of Merger, referred to as the merger agreement, dated as of June 9, 2019, by and among United Technologies Corporation, Light Merger Sub Corp. and Raytheon Company, referred to as the UTC share issuance proposal; and
2.	Adjournment of the UTC Special Meeting. To vote on a proposal to approve the adjournment of the UTC special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the UTC special meeting to approve the UTC share issuance proposal, referred to as the UTC adjournment proposal.

UTC will transact no other business at the UTC special meeting, except such business as may properly be brought before the UTC special meeting or any adjournment or postponement thereof. Please refer to the joint proxy statement/prospectus of which this notice is a part for further information with respect to the business to be transacted at the UTC special meeting.

The UTC board of directors, referred to as the UTC Board, has fixed the close of business on September 10, 2019 as the record date for the UTC special meeting, referred to as the UTC record date. Only UTC shareowners of record at that time are entitled to receive notice of, and to vote at, the UTC special meeting or any adjournment or postponement thereof. UTC is commencing its solicitation of proxies on or about September 10, 2019. UTC will continue to solicit proxies until the date of the UTC special meeting.

Completion of the merger is conditioned upon, among other things, approval of the UTC share issuance proposal by the UTC shareowners, which requires the affirmative vote of a majority of the votes cast by holders of outstanding shares of UTC common stock entitled to vote at the UTC special meeting.

The UTC Board unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger, and determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, certain governance arrangements, the separation, the distributions and the UTC share issuance are advisable and fair to and in the best interests of UTC and its shareowners, and unanimously recommends that UTC shareowners vote:

•	“FOR” the UTC share issuance proposal; and
•	“FOR” the UTC adjournment proposal.

Your vote is very important regardless of the number of shares of UTC common stock that you own. The votes cast in favor of the UTC share issuance proposal must exceed the aggregate of votes cast against the UTC share issuance proposal and abstentions. Whether or not you expect to attend the UTC special meeting in person, to ensure your representation at the UTC special meeting, we urge you to submit a proxy to vote your shares as promptly as possible by (1) visiting the Internet site listed on the UTC proxy card, (2) calling the toll-free number listed on the UTC proxy card or (3) submitting your UTC proxy card by mail by using the provided self-addressed, stamped envelope. Submitting a proxy will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of UTC common stock who is present at the UTC special meeting may vote in person, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the UTC special meeting in the manner described in the accompanying joint proxy statement/prospectus. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by the bank, broker or other nominee. If you hold shares through a UTC employee savings plan, you will receive instructions on how to vote the shares you hold through the plan.

You will need to obtain an admission ticket in advance to attend the UTC special meeting. To do so, please make your request by mail to Office of the Corporate Secretary, 10 Farm Springs Road, Farmington, CT 06032, email at corpsec@corphq.utc.com or by phone at (860) 728-7870. UTC’s Corporate Secretary must receive your request for an admission ticket on or before October 9, 2019. Seating will be limited and requests for tickets will be processed in the order in which they are received.

If you own shares in street name through an account with a bank, broker or other nominee, then send proof of your UTC share ownership as of the UTC record date (for example, a brokerage firm account statement or a “legal proxy” from your intermediary) along with your ticket request. If you are not sure what proof to send, check with your intermediary.

If your shares are registered in your name with UTC’s stock registrar and transfer agent, Computershare Trust Company, N.A., or if you own shares through a UTC employee savings plan, no proof of ownership is required because UTC can verify your ownership.

For security reasons, be prepared to show a form of government-issued photo identification when presenting your ticket for admission to the UTC special meeting. If you forget to bring your ticket, you will be admitted only if you provide photo identification. If you do not request a ticket in advance, you will be admitted only if space is available and you provide photo identification and satisfactory evidence that you were a shareowner of UTC common stock as of the UTC record date. If you need special assistance at the UTC special meeting because of a disability, please contact UTC’s Corporate Secretary’s Office.

The enclosed joint proxy statement/prospectus provides a detailed description of the merger and the merger agreement and the other matters to be considered at the UTC special meeting. We urge you to carefully read this joint proxy statement/prospectus, including any documents incorporated by reference herein, and the annexes in their entirety. If you have any questions concerning either of the proposals in this notice, the merger or the joint proxy statement/prospectus, would like additional copies or need help voting your shares of UTC common stock, please contact UTC’s proxy solicitor:

Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Telephone: (888) 549-6618 (toll-free)
(781) 575-2137 (collect)
Email: UTXProxy@georgeson.com

By Order of the United Technologies Corporation Board of Directors,

Peter J. Graber-Lipperman Corporate Vice President, Secretary and Associate General Counsel

Farmington, Connecticut September 10, 2019

RAYTHEON COMPANY
870 Winter Street
Waltham, Massachusetts 02451

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To be held on October 11, 2019

To the Stockholders of Raytheon Company:

We are pleased to invite you to attend—and notice is hereby given that Raytheon Company, referred to as Raytheon, will hold—a special meeting of its stockholders, referred to as the Raytheon special meeting, at the offices of Shearman & Sterling LLP, located at 599 Lexington Avenue, New York, NY 10022 on Friday, October 11, 2019 at 8 a.m. Eastern Time for the following purposes:

1.	Adoption of the Merger Agreement. To vote on a proposal to adopt the Agreement and Plan of Merger, dated as of June 9, 2019, by and among United Technologies Corporation, Light Merger Sub Corp. and Raytheon Company, referred to as the merger agreement, which is further described in the section entitled “The Merger Agreement,” a copy of which merger agreement is attached as Annex A to the joint proxy statement/prospectus accompanying this notice, referred to as the Raytheon merger proposal;
2.	Raytheon Merger-Related Compensation. To vote on a proposal to approve, by advisory (non-binding) vote, certain compensation arrangements that may be paid or become payable to Raytheon’s named executive officers in connection with the merger contemplated by the merger agreement, referred to as the Raytheon merger-related compensation proposal; and
3.	Adjournment of the Raytheon Special Meeting. To vote on a proposal to approve the adjournment of the Raytheon special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Raytheon special meeting to approve the Raytheon merger proposal, referred to as the Raytheon adjournment proposal.

Raytheon will transact no other business at the Raytheon special meeting, except such business as may properly be brought before the Raytheon special meeting or any adjournment or postponement thereof. Please refer to the joint proxy statement/prospectus of which this notice is a part for further information with respect to the business to be transacted at the Raytheon special meeting.

The Raytheon board of directors, referred to as the Raytheon Board, has fixed the close of business on September 10, 2019 as the record date for the Raytheon special meeting, referred to as the Raytheon record date. Only Raytheon stockholders of record at that time are entitled to receive notice of, and to vote at, the Raytheon special meeting or any adjournment or postponement thereof. Raytheon is commencing its solicitation of proxies on or about September 10, 2019. Raytheon will continue to solicit proxies until the date of the Raytheon special meeting.

Completion of the merger is conditioned, among other things, upon adoption of the merger agreement by the Raytheon stockholders, which requires the affirmative vote of holders of a majority of the shares of Raytheon common stock outstanding and entitled to vote at the Raytheon special meeting.

The Raytheon Board has unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger; determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair to and in the best interests of Raytheon and its stockholders; and unanimously recommends that Raytheon stockholders vote:

•	“FOR” the Raytheon merger proposal;
•	“FOR” the Raytheon merger-related compensation proposal; and
•	“FOR” the Raytheon adjournment proposal.

Your vote is very important regardless of the number of shares of common stock that you own. A failure to vote your shares, or to provide instructions to your bank, broker or nominee as to how to vote your shares, is the equivalent of a vote against the Raytheon merger proposal. Whether or not you expect to attend the Raytheon special meeting in person, to ensure your representation at the Raytheon special meeting, we urge you to submit a proxy to vote your shares as promptly as possible by (1) visiting the Internet site listed on the Raytheon proxy card, (2) calling the toll-free number listed on the Raytheon proxy card or (3) submitting your Raytheon proxy card by mail by using the provided self-addressed, stamped envelope. Submitting a proxy will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of Raytheon common stock who is present at the Raytheon special meeting may vote in person, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the Raytheon special meeting in the manner described in the accompanying joint proxy statement/prospectus. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by the bank, broker or other nominee.

If you are a participant in the Raytheon Dividend Reinvestment Plan, shares acquired under the plan may be voted in the same manner as the shares that generated the dividends for reinvestment. Thus, these shares may be voted by following the same procedures as those described above.

If you are a participant in the Raytheon Savings and Investment Plan with a balance in the Raytheon Stock Fund, your proxy will serve as the voting instructions to the trustee for all shares allocated to your account under the plan. If you do not provide voting instructions regarding the shares allocated to your account, the trustee will vote such shares at the Raytheon special meeting in the same proportion as shares for which instructions were received.

If you are a stockholder of record as of the Raytheon record date for the Raytheon special meeting and you plan to attend the Raytheon special meeting in person, you will need valid government-issued photo identification, such as a driver’s license or passport, to enter the Raytheon special meeting. If you hold your shares through a bank, broker or other nominee and you plan to attend the Raytheon special meeting in person, we will admit you only if we can verify that you are a Raytheon stockholder as of the Raytheon record date. You will need to bring a letter or account statement demonstrating that you were the beneficial owner of our common stock on the Raytheon record date, along with valid government-issued photo identification, to be admitted to the Raytheon special meeting.

If you hold Raytheon common stock in your name on the Raytheon record date and plan to attend the Raytheon special meeting, because of security procedures, you will need to obtain an admission ticket in advance. In addition to obtaining an admission ticket in advance, you will be required to provide valid government-issued photo identification (e.g., a driver’s license or a passport) to be admitted to the Raytheon special meeting. Admission tickets will be available to both registered and beneficial owners of Raytheon common stock. You may apply for an admission ticket by mail to Office of the Corporate Secretary, 870 Winter Street, Waltham, Massachusetts 02451. Ticket requests will not be accepted by phone or email. Raytheon’s Corporate Secretary must receive your request for an admission ticket on or before October 3, 2019. If you are a beneficial owner of Raytheon common stock and hold your shares through a bank, broker or other nominee and you plan to attend the Raytheon special meeting in person, in addition to following the procedures described above, you will also need to provide proof of beneficial ownership at the Raytheon record date to obtain your admission ticket for the Raytheon special meeting. A brokerage statement or account letter from a bank or broker are examples of proof of beneficial ownership. If you wish to vote your Raytheon common stock held in “street name” in person at the Raytheon special meeting, you will have to obtain a written legal proxy in your name from the bank, broker or other nominee holder of record that holds your shares. Please note that seating will be limited and requests for admission tickets will be accepted on a first-come, first-served basis. If you need special assistance at the Raytheon special meeting because of a disability, please contact Raytheon’s Corporate Secretary’s Office.

The enclosed joint proxy statement/prospectus provides a detailed description of the merger and the merger agreement and the other matters to be considered at the Raytheon special meeting. We urge you to carefully read this joint proxy statement/prospectus, including any documents incorporated by reference herein, and the annexes in their entirety. If you have any questions concerning any of the proposals in this notice, the merger or the joint proxy statement/prospectus, would like additional copies or need help voting your shares of common stock, please contact Raytheon’s proxy solicitor or Raytheon:

D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005
Telephone: (866) 416-0576 (toll-free)
(212) 269-5550 (collect)
Email: RTN@dfking.com

OR

Raytheon Company
870 Winter Street
Waltham, Massachusetts 02451
Attention: Investor Relations
Telephone: (781) 522-5123
E-mail: invest@raytheon.com

By Order of the Raytheon Company Board of Directors,

Frank R. Jimenez
Vice President, General Counsel and
Corporate Secretary

Waltham, Massachusetts
September 10, 2019

REFERENCES TO ADDITIONAL INFORMATION

The accompanying joint proxy statement/prospectus incorporates by reference important business and financial information about UTC and Raytheon from other documents that are not included in or delivered with the accompanying joint proxy statement/prospectus. For a listing of the documents incorporated by reference into the accompanying joint proxy statement/prospectus, see “Where You Can Find More Information.”

You can obtain any of the documents incorporated by reference into the accompanying joint proxy statement/prospectus by requesting them in writing or by telephone as follows:

For UTC Shareowners: United Technologies Corporation 10 Farm Springs Road Farmington, Connecticut 06032 Attention: Corporate Secretary (860) 728-7870	For Raytheon Stockholders: Raytheon Company 870 Winter Street Waltham, Massachusetts 02451 Attention: Investor Relations (781) 522-5123
corpsec@corphq.com

To receive timely delivery of the documents in advance of the UTC special meeting and the Raytheon special meeting, you should make your request no later than October 4, 2019.

You may also obtain any of the documents incorporated by reference into the accompanying joint proxy statement/prospectus without charge through the Securities and Exchange Commission website at www.sec.gov. In addition, you may obtain copies of documents filed by UTC with the SEC on UTC’s Internet website at http://www.utc.com under the tab “Investors,” then under the tab “Financial Information” or by contacting UTC’s Corporate Secretary at United Technologies, 10 Farm Springs Road, Farmington, Connecticut 06032 or by calling (860) 728-7870. You may also obtain copies of documents filed by Raytheon with the SEC on Raytheon’s Internet website at http://www.raytheon.com under the tab “Investor Relations” and then under the heading “SEC Filings” or by contacting Raytheon’s Investor Relations at Raytheon Company, Investor Relations, 870 Winter Street, Waltham, Massachusetts, 02451 or by calling (781) 522-5123.

We are not incorporating the contents of the websites of the SEC, UTC, Raytheon or any other entity or any other website into the accompanying joint proxy statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into the accompanying joint proxy statement/prospectus at these websites only for your convenience.

i

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by UTC (File No. 333-232696), constitutes a prospectus of UTC under Section 5 of the Securities Act of 1933, as amended, with respect to the shares of common stock, par value $1.00 per share, of UTC to be issued to Raytheon stockholders pursuant to the merger agreement. This document also constitutes a joint proxy statement of each of UTC and of Raytheon under Section 14(a) of the Securities Exchange Act of 1934. It also constitutes a notice of meeting with respect to the Raytheon special meeting, at which Raytheon stockholders will be asked to consider and vote upon the Raytheon merger proposal and certain other proposals and it constitutes a notice of meeting with respect to the UTC special meeting, at which UTC shareowners will be asked to consider and vote upon the UTC share issuance proposal and certain other proposals.

UTC has supplied all information contained or incorporated by reference into this joint proxy statement/prospectus relating to UTC and Light Merger Sub Corp., and Raytheon has supplied all such information relating to Raytheon.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. UTC and Raytheon have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated as of the date set forth above on the cover page of this joint proxy statement/prospectus, and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date. Further, you should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to UTC shareowners or Raytheon stockholders nor the issuance by UTC of shares of UTC common stock pursuant to the merger agreement will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

Unless otherwise indicated or as the context otherwise requires, all references in this joint proxy statement/prospectus to:

•	“applicable net indebtedness” refers, in each case without duplication, to: (1) the aggregate outstanding principal amount of total indebtedness for borrowed money of UTC RemainCo (as defined below) and its subsidiaries, less (2) the aggregate cash, cash equivalents and marketable securities of UTC RemainCo and its subsidiaries, less (3) the aggregate outstanding principal amount of Otis SpinCo debt securities and Carrier SpinCo debt securities held by UTC RemainCo or its subsidiaries, plus (4) the specified separation-related expenses (subject to adjustment if the completion of the merger does not occur on the first business day of any calendar month)
•	“Carrier business” refers to, collectively, (1) the business, operations and activities of the “Carrier” (formerly known as UTC Climate, Controls & Security) reporting segment of UTC conducted at any time prior to the completion of the Carrier distribution by UTC or by any of its current or former subsidiaries and (2) any terminated, divested, or discontinued businesses, operations and activities that, at the time of termination, divestiture or discontinuation, primarily related to the business, operations and activities described in clause (1) as then conducted
•	“Carrier contribution” refers to the contribution by UTC of the Carrier business to Carrier SpinCo
•	“Carrier debt-for-debt exchange” refers to the use of Carrier SpinCo debt securities to satisfy then-outstanding indebtedness of UTC pursuant to one or more debt-for-debt exchange transactions (whether prior to or after the completion of the merger) in a manner that is consistent with (1) the intended tax-free treatment of the external separation transactions (as defined below) and (2) the IRS ruling
•	“Carrier distribution” refers to the pro rata distribution to the shareowners of UTC (prior to the merger) of 100% of the common stock of Carrier SpinCo

•	“Carrier SpinCo” refers to a wholly owned subsidiary of UTC (prior to the Carrier distribution), which, at the time of the Carrier distribution, directly or indirectly through its subsidiaries, will hold the Carrier business
•	“Carrier SpinCo debt securities” refers to debt securities issued by Carrier SpinCo to UTC which have terms that are consistent with (1) the intended tax-free treatment of the external separation transactions and (2) the IRS ruling
•	“Carrier SpinCo pre-closing cash distribution” refers to the distribution by Carrier SpinCo of cash to UTC prior to the effective time of the Carrier distribution, which cash will be used by UTC, in one or more transactions prior to or after the completion of the merger, to repurchase or otherwise retire for cash then-outstanding indebtedness of UTC (whether by tender offer, redemption or otherwise) in a manner that is consistent with (1) the intended tax-free treatment of the external separation transactions and (2) the IRS ruling
•	“Citigroup” refers to Citigroup Global Markets Inc.
•	“Code” refers to the Internal Revenue Code of 1986, as amended
•	“combined company” refers to UTC, following completion of the merger (at which time UTC will be renamed Raytheon Technologies Corporation)
•	“contributions” refers to, collectively, the Otis contribution and the Carrier contribution
•	“debt reallocation” refers to (1) any assumption of UTC liabilities by Otis SpinCo in connection with the Otis contribution, (2) any assumption of UTC liabilities by Carrier SpinCo in connection with the Carrier contribution, (3) the receipt by UTC of any Otis SpinCo debt securities and the completion of any Otis debt-for-debt exchange, (4) the receipt by UTC of any Carrier SpinCo debt securities and the completion of any Carrier debt-for-debt exchange, (5) the receipt by UTC of any Otis SpinCo pre-closing cash distribution and the use of such cash by UTC to retire then-outstanding indebtedness of UTC (whether by tender offer, redemption or otherwise), and/or (6) the receipt by UTC of any Carrier SpinCo pre-closing cash distribution and the use of such cash by UTC to retire then-outstanding indebtedness of UTC (whether by tender offer, redemption or otherwise)
•	“DGCL” refers to the General Corporation Law of the State of Delaware
•	“distribution” refers to either the Otis distribution or the Carrier distribution
•	“distributions” refers to, collectively, the Otis distribution and the Carrier distribution
•	“Evercore” refers to Evercore Group L.L.C.
•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended
•	“exchange ratio” refers to 2.3348 shares of UTC common stock per share of Raytheon common stock
•	“excluded shares” refers to shares held by Raytheon as treasury stock
•	“external separation transactions” refers to, collectively, the Otis contribution, the Carrier contribution, the distributions and the debt reallocation
•	“GAAP” refers to accounting principles generally accepted in the United States
•	“HSR Act” refers to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended
•	“IRS” refers to the Internal Revenue Service
•	“IRS ruling” refers to a private letter ruling from the IRS regarding certain U.S. federal income tax matters relating to the separation and the distributions
•	“merger” refers to the merger of Merger Sub with and into Raytheon, with Raytheon being the surviving corporation in the merger
•	“merger agreement” refers to the Agreement and Plan of Merger, dated as of June 9, 2019, by and among UTC, Merger Sub and Raytheon

•	“merger consideration” refers to the right of Raytheon stockholders to receive the exchange ratio
•	“Merger Sub” refers to Light Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of UTC
•	“Morgan Stanley” refers to Morgan Stanley & Co. LLC
•	“NYSE” refers to the New York Stock Exchange
•	“Otis business” refers to, collectively, (1) the business, operations and activities of the “Otis” reporting segment of UTC conducted at any time prior to the completion of the Otis distribution by UTC or by any of its current or former subsidiaries and (2) any terminated, divested, or discontinued businesses, operations and activities that, at the time of termination, divestiture or discontinuation, primarily related to the business, operations and activities described in clause (1) as then conducted
•	“Otis contribution” refers to the contribution by UTC of the Otis business to Otis SpinCo
•	“Otis debt-for-debt exchange” refers to the use of Otis SpinCo debt securities to satisfy then-outstanding indebtedness of UTC pursuant to one or more debt-for-debt exchange transactions (whether prior to or after the completion of the merger) in a manner that is consistent with (1) the intended tax-free treatment of the external separation transactions and (2) the IRS ruling
•	“Otis distribution” refers to the pro rata distribution to the shareowners of UTC (prior to the merger) of 100% of the common stock of Otis SpinCo
•	“Otis SpinCo” refers to a wholly owned subsidiary of UTC (prior to the Otis distribution), which, at the time of the Otis distribution, directly or indirectly through its subsidiaries, will hold the Otis business
•	“Otis SpinCo debt securities” refers to debt securities issued by Otis SpinCo to UTC which have terms that are consistent with (1) the intended tax-free treatment of the external separation transactions and (2) the IRS ruling
•	“Otis SpinCo pre-closing cash distribution” refers to the distribution by Otis SpinCo of cash to UTC prior to the effective time of the Otis distribution, which cash will be used by UTC, in one or more transactions prior to or after the completion of the merger, to repurchase or otherwise retire for cash then-outstanding indebtedness of UTC (whether by tender offer, redemption or otherwise) in a manner that is consistent with (1) the intended tax-free treatment of the external separation transactions and (2) the IRS ruling
•	“Raytheon” refers to Raytheon Company, a Delaware corporation
•	“Raytheon adjournment proposal” refers to the proposal to adjourn the Raytheon special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Raytheon special meeting to approve the Raytheon merger proposal
•	“Raytheon Board” refers to the Raytheon board of directors
•	“Raytheon common stock” refers to the common stock of Raytheon, $0.01 par value per share
•	“Raytheon merger proposal” refers to the proposal that Raytheon stockholders adopt the merger agreement
•	“Raytheon merger-related compensation proposal” refers to the proposal that Raytheon stockholders approve, by advisory (non-binding) vote, certain compensation arrangements that may be paid or become payable to Raytheon’s named executive officers in connection with the merger contemplated by the merger agreement
•	“Raytheon PSU award” refers to an award of performance-based vesting restricted stock units relating to Raytheon common stock
•	“Raytheon record date” refers to September 10, 2019
•	“Raytheon restricted stock award” refers to an award of unvested restricted shares of Raytheon common stock

•	“Raytheon RSU award” refers to an award of time-based vesting restricted stock units relating to Raytheon common stock
•	“Raytheon stockholder” or “Raytheon stockholders” refers to one or more holders of Raytheon common stock, as applicable
•	“Raytheon stockholder approval” refers to the affirmative vote of the holders of a majority of all outstanding shares of Raytheon common stock entitled to vote (in person or by proxy) at the Raytheon special meeting in favor of the Raytheon merger proposal
•	“Raytheon special meeting” refers to the special meeting of Raytheon stockholders to consider and vote upon the Raytheon merger proposal and related matters
•	“RBC Capital Markets” refers to RBC Capital Markets, LLC
•	“SEC” refers to the Securities and Exchange Commission
•	“Securities Act” refers to the Securities Act of 1933, as amended
•	“separation” refers to the separation of UTC’s Otis business and its Carrier business from UTC’s other businesses
•	“separation principles” refers to certain principles governing the separation and the distributions set forth in UTC’s disclosure letter to the merger agreement
•	“specified date” refers to the date that is the later of (1) March 31, 2022 and (2) the second anniversary of the closing date of the merger
•	“target indebtedness” refers to an amount equal to $24.3 billion
•	“UTC” refers to United Technologies Corporation, a Delaware corporation
•	“UTC adjournment proposal” refers to the proposal to adjourn the UTC special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the UTC special meeting to approve the UTC share issuance proposal
•	“UTC aerospace businesses” refers to the businesses of UTC RemainCo and its subsidiaries after giving effect to the separation and the distributions, but before giving effect to the merger
•	“UTC Board” refers to the UTC board of directors
•	“UTC common stock” refers to the common stock of UTC, $1.00 par value per share
•	“UTC record date” refers to September 10, 2019
•	“UTC RemainCo” refers to UTC after giving effect to the separation and the distributions, but before giving effect to the merger
•	“UTC share issuance proposal” refers to the proposal that UTC shareowners approve the issuance of UTC common stock to Raytheon stockholders in connection with the merger
•	“UTC shareowner” or “UTC shareowners” refers to one or more holders of UTC common stock, as applicable
•	“UTC shareowner approval” refers to the affirmative vote of a majority of the votes cast by holders of outstanding shares of UTC common stock entitled to vote (in person or by proxy) at the UTC special meeting in favor of the UTC share issuance proposal
•	“UTC special meeting” refers to the special meeting of UTC shareowners to consider and vote upon the UTC share issuance proposal and related matters
•	“we”, “our” and “us” refer to UTC and Raytheon, collectively

v

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETINGS

The following questions and answers briefly address some commonly asked questions about the merger, the merger agreement, the transactions contemplated by the merger agreement, the UTC special meeting and the Raytheon special meeting. They may not include all the information that is important to UTC shareowners and Raytheon stockholders. UTC shareowners and Raytheon stockholders should carefully read this entire joint proxy statement/prospectus, including the annexes and the other documents referred to or incorporated by reference herein.

Q:	What is the merger?
A:	UTC, Merger Sub and Raytheon have entered into a merger agreement. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus. The merger agreement contains the terms and conditions of the proposed merger between UTC and Raytheon, whereby the UTC aerospace businesses and Raytheon will combine in an all-stock merger of equals. Under the merger agreement, subject to satisfaction or (to the extent permitted by law) waiver of the conditions set forth in the merger agreement and described hereafter, including the completion of the separation and the distributions, in each case prior to the completion of the merger, Merger Sub will merge with and into Raytheon, with Raytheon continuing as the surviving corporation and a wholly owned subsidiary of UTC. As a result of the merger, Raytheon will no longer be a publicly-held company. Following the merger, Raytheon common stock will be delisted from the NYSE, and deregistered under the Exchange Act. As of the completion of the merger, the name of UTC will be changed to Raytheon Technologies Corporation. Each of the common stock of UTC and the common stock of Raytheon is traded on the NYSE under the symbols “UTX” and “RTN,” respectively. The common stock of the combined company will be listed on the NYSE under the symbol “RTX.”
Q:	Why is completion of the separation and the distributions a condition to the completion of the merger?
A:	Today, UTC is comprised of the UTC aerospace businesses, the Otis business and the Carrier business. On November 26, 2018, UTC announced its intention to separate the Otis business and the Carrier business from the UTC aerospace businesses. Thereafter, UTC and Raytheon negotiated a transaction that involves the combination of Raytheon with the UTC aerospace businesses. In order to effect this transaction, the separation of the Otis business and the Carrier business from the UTC aerospace businesses must be completed before the completion of the merger, so that at the time of the merger, each of the Otis business and the Carrier business is no longer part of UTC and so is not included in the combination with Raytheon. As a result, the separation and the distributions are a condition to the completion of the merger. Although the merger is conditioned on the completion of the separation and the distributions, the Carrier distribution and the Otis distribution are not conditioned on the completion of the merger. Accordingly, the distributions may occur even if the merger agreement with Raytheon is terminated or the merger is otherwise not completed.
Q:	Why am I receiving these materials?
A:	You are receiving this joint proxy statement/prospectus to help you decide how to vote your shares of UTC common stock or Raytheon common stock with respect to the UTC share issuance proposal or the Raytheon merger proposal, respectively, and other matters to be considered at the special meetings.

The merger cannot be completed unless, among other things, (1) UTC shareowners approve the issuance of UTC common stock to Raytheon stockholders in connection with the merger at the UTC special meeting and (2) Raytheon stockholders adopt the merger agreement at the Raytheon special meeting.

This joint proxy statement/prospectus constitutes both a joint proxy statement of UTC and Raytheon and a prospectus of UTC. It is a joint proxy statement because each of the UTC Board and the Raytheon Board is soliciting proxies from its shareowners and stockholders, respectively. It is a prospectus because UTC will issue shares of its common stock in exchange for outstanding shares of Raytheon common stock in the merger. Information about the UTC special meeting, the Raytheon special meeting, the merger, the merger agreement and the other business to be considered by UTC shareowners at the UTC special meeting and Raytheon stockholders at the Raytheon special meeting is contained in this joint proxy statement/prospectus. UTC shareowners and Raytheon stockholders should read this information carefully and in its entirety. The enclosed voting materials allow UTC shareowners and Raytheon stockholders to vote their shares by proxy without attending the applicable special meeting in person.

Q:	What will the combined company be named?
A:	UTC’s certificate of incorporation will be amended effective as of the completion of the merger to change the name of UTC to “Raytheon Technologies Corporation.” Following completion of the merger, the combined company common stock will trade on the NYSE under the symbol “RTX.”
Q:	What will Raytheon stockholders receive in the merger?
A:	If the merger is completed, each share of Raytheon common stock (other than excluded shares) will be converted into the merger consideration, which is the right to receive 2.3348 fully paid and nonassessable shares of UTC common stock, and, if applicable, cash in lieu of fractional shares. The merger consideration is described in more detail in “The Merger Agreement—Merger Consideration.”
Q:	What will UTC shareowners receive in the merger?
A:	UTC shareowners will not receive any merger consideration, and their shares of UTC common stock will remain outstanding and will constitute shares of the combined company. Following the merger, shares of UTC common stock will continue to be traded on the NYSE under the symbol “RTX.”
Q:	What respective equity stakes will UTC shareowners and Raytheon stockholders hold in the combined company immediately following the merger?
A:	As of the date of this joint proxy statement/prospectus, based on the current number of shares of UTC common stock and Raytheon common stock outstanding and reserved for issuance, we estimate that, immediately following completion of the merger, pre-merger holders of UTC common stock will own approximately 57% and former holders of Raytheon common stock will own approximately 43% of the common stock of the combined company. The exact equity stake of UTC shareowners and Raytheon stockholders in the combined company immediately following the merger will depend on the number of shares of UTC common stock and Raytheon common stock issued and outstanding immediately prior to the merger.
Q:	Will the market value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?
A:	Yes. Although the number of shares of UTC common stock that holders of Raytheon common stock will receive is fixed, the market value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the trading price of shares of UTC common stock. Any fluctuation in the trading price of shares of UTC common stock after the date of this joint proxy statement/prospectus will change the market value of the shares of UTC common stock that holders of Raytheon common stock will receive.

As a result of the distributions, we expect the market price of shares of UTC common stock to decline because the market price will no longer include the value of the Otis business or the Carrier business. We cannot predict the amount of this decline, as the market price of shares of UTC common stock may fluctuate based on the perceived values of the common stock of UTC, Otis SpinCo and Carrier SpinCo in anticipation of the distributions and the merger, and it may not be possible to estimate the market value of UTC common stock.

Q:	Will I still be paid dividends prior to the completion of the merger?
A:	Yes. UTC may declare and pay a regular quarterly cash dividend in an amount per share of up to $0.735 per quarter, with the amount of any dividend with a record date after the completion of the distributions and prior to the completion of the merger to be reduced to an amount that results in a payout ratio in respect of shares of common stock of UTC RemainCo equivalent to the payout ratio in respect of shares of UTC common stock for the dividend declared for the most recent quarter prior to the completion of the distributions.

Raytheon may declare and pay a regular quarterly cash dividend in an amount per share of up to $0.9425 per quarter.

Each of Raytheon and UTC will coordinate with the other on the record and payment dates of its regular quarterly cash dividends so that holders of shares of Raytheon common stock do not (1) receive dividends on both shares of Raytheon common stock and UTC common stock received in the merger in respect of any calendar quarter or (2) fail to receive a dividend on either shares of Raytheon common stock or UTC common stock received in the merger in respect of any calendar quarter.

For more information regarding the payment of regular quarterly dividends, see the section entitled “The Merger Agreement—Covenants and Agreements—Dividends.”

In addition, on or prior to the date that is ten business days prior to the anticipated completion of the merger, UTC may, if it determines in good faith that (1) the applicable net indebtedness of UTC RemainCo as of immediately prior to the completion of the merger is reasonably expected to exceed the target indebtedness amount of $24.3 billion (with the amount of any such excess being referred to as the overage amount), and (2) the aggregate outstanding principal amount of total indebtedness for borrowed money of Otis SpinCo, Carrier SpinCo and their respective subsidiaries as of immediately following the completion of the Otis distribution (in the case of Otis SpinCo) and the Carrier distribution (in the case of Carrier SpinCo) would exceed $18.25 billion, notify Raytheon of the overage amount, referred to as the applicable net indebtedness notice.

In such event (1) Raytheon may, in its sole discretion, declare (with a record date prior to the completion of the merger) and pay to its stockholders a special cash distribution, referred to as the Raytheon special dividend, in an aggregate amount equal to the product of (a) a fraction, the numerator of which is 0.43 and the denominator of which is 0.57, and (b) the overage amount, and (2) whether or not Raytheon determines to pay the Raytheon special dividend, the target indebtedness amount will automatically increase by an amount equal to the overage amount. However, if the aggregate amount of the Raytheon special dividend would equal $250 million or less, UTC may, in its discretion, withdraw the applicable net indebtedness notice and no Raytheon special dividend would be payable (and, if UTC does not withdraw the applicable net indebtedness notice, then Raytheon may declare and pay a Raytheon special dividend in an aggregate amount equal to $250 million and the target indebtedness amount will automatically increase by $331 million).

UTC may not deliver an applicable net indebtedness notice if it would result in the aggregate amount of the Raytheon special dividend exceeding $2 billion, in which case no Raytheon special dividend would be payable.

For more information, see the section entitled “The Merger Agreement—The Separation and the Distributions.”

Q:	When do UTC and Raytheon expect to complete the transaction?
A:	UTC and Raytheon are working to complete the transaction as soon as practicable. We currently expect that the merger will be completed in the first half of 2020. Neither UTC nor Raytheon can predict, however, the actual date on which the merger will be completed because it is subject to conditions beyond each company’s control, including obtaining the necessary regulatory approvals.

See “The Merger Agreement—Conditions to the Merger.”

Q:	What matters will be considered at each of the special meetings?
A:	UTC shareowners are being asked to vote on the following proposals:
1.	Approval of the UTC Share Issuance. To vote on a proposal to approve the issuance of UTC common stock, par value $1.00 per share, to Raytheon stockholders in connection with the merger agreement, referred to as the UTC share issuance proposal; and
2.	Adjournment of the UTC Special Meeting. To vote on a proposal to approve the adjournment of the UTC special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the UTC special meeting to approve the UTC share issuance proposal, referred to as the UTC adjournment proposal.

Raytheon stockholders are being asked to vote on the following proposals:

1.	Adoption of the Merger Agreement. To vote on a proposal to adopt the merger agreement, which is further described in the section entitled “The Merger Agreement,” and a copy of which merger agreement is attached as Annex A to this joint proxy statement/prospectus, referred to as the Raytheon merger proposal;
2.	Raytheon Merger-Related Compensation. To vote on a proposal to approve, by advisory (non-binding) vote, certain compensation arrangements that may be paid or become payable to Raytheon’s named executive officers in connection with the merger contemplated by the merger agreement, referred to as the Raytheon merger-related compensation proposal; and
3.	Adjournment of the Raytheon Special Meeting. To vote on a proposal to approve the adjournment of the Raytheon special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Raytheon special meeting to approve the Raytheon merger proposal, referred to as the Raytheon adjournment proposal.

Approval of the UTC share issuance proposal by UTC shareowners and approval of the Raytheon merger proposal by Raytheon stockholders are required for completion of the merger.

Q:	Will I also vote on any proposals to specifically approve the separation and the distributions?
A:	No. No vote of UTC shareowners or Raytheon stockholders is required to approve the separation and the distributions.
Q:	What vote is required to approve each proposal at the UTC special meeting?
A:	The UTC share issuance proposal: The affirmative vote of a majority of the votes cast by holders of outstanding shares of UTC common stock entitled to vote (in person or by proxy) at the UTC special meeting is required to approve the UTC share issuance proposal.

UTC adjournment proposal: The affirmative vote of a majority of the votes cast by holders of outstanding shares of UTC common stock entitled to vote (in person or by proxy) at the UTC special meeting is required to approve the UTC adjournment proposal.

Q:	What vote is required to approve each proposal at the Raytheon special meeting?
A:	The Raytheon merger proposal: The affirmative vote of the holders of a majority of the shares of Raytheon common stock outstanding and entitled to vote (in person or by proxy) at the Raytheon special meeting is required to approve the Raytheon merger proposal.

The Raytheon merger-related compensation proposal: The affirmative vote of the holders of a majority of the shares of Raytheon common stock represented (in person or by proxy) at the Raytheon special meeting and entitled to vote on the proposal, assuming a quorum, is required to approve the Raytheon merger-related compensation proposal.

The Raytheon adjournment proposal: The affirmative vote of a majority of the votes cast by holders of outstanding shares of Raytheon common stock entitled to vote (in person or by proxy) at the Raytheon special meeting is required to approve the Raytheon adjournment proposal.

Q:	Why are Raytheon stockholders being asked to consider and vote on a proposal to approve, by advisory (non-binding) vote, the Raytheon merger-related executive compensation?
A:	Under SEC rules, Raytheon is required to seek an advisory (non-binding) vote with respect to the compensation that may be paid or become payable to its named executive officers that is based on, or otherwise relates to, the merger.
Q:	What happens if the Raytheon merger-related compensation proposal is not approved?
A:	Approval of the Raytheon merger-related compensation proposal is not a condition to completion of the merger, and because the vote on the Raytheon merger-related compensation proposal is advisory only, it will not be binding on Raytheon. Accordingly, if the merger is approved and the other conditions to closing are satisfied or waived, the merger will be completed even if the Raytheon merger-related compensation proposal is not approved. If the Raytheon merger proposal is approved and the UTC share issuance proposal is approved and the merger is completed, the Raytheon merger-related compensation will be payable to Raytheon’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the Raytheon merger-related compensation proposal.

Q:	Do any of UTC’s or Raytheon’s directors or executive officers have interests in the merger that may differ from those of UTC shareowners or Raytheon stockholders?
A:	Certain of UTC’s non-employee directors and executive officers. and Raytheon’s non-employee directors and executive officers, have certain interests in the merger that may be different from, or in addition to, the interests of UTC shareowners and Raytheon stockholders generally. The UTC Board was aware of the interests of UTC’s directors and executive officers, the Raytheon Board was aware of the interests of Raytheon’s directors and executive officers, and each board considered such interests, among other matters, when it approved the merger agreement and in making its recommendations to its shareowners and stockholders, respectively. For more information regarding these interests, see the sections entitled “The Merger—Interests of Certain of UTC’s Directors and Executive Officers in the Merger” and “The Merger—Interests of Raytheon’s Directors and Executive Officers in the Merger.”
Q:	How many votes do I have?
A:	Each UTC shareowner is entitled to one vote for each share of UTC common stock held of record as of the UTC record date and each Raytheon stockholder is entitled to one vote for each share of Raytheon common stock held of record as of the Raytheon record date.

As of the close of business on August 29, 2019, there were 862,918,718 shares of UTC common stock outstanding. As of the close of business on August 29, 2019, there were 278,493,503 shares of Raytheon common stock outstanding. As summarized below, there are some important distinctions between shares held of record and those owned beneficially in street name.

Q:	What constitutes a quorum for the UTC special meeting?
A:	The holders of a majority of the outstanding shares of UTC common stock as of the UTC record date, present either in person or by proxy and entitled to vote, will constitute a quorum for the transaction of business at the UTC special meeting. Abstentions (which are described below) will count for the purpose of determining the presence of a quorum for the transaction of business at the UTC special meeting.
Q:	What constitutes a quorum for the Raytheon special meeting?
A:	The holders of a majority of the voting power of all outstanding shares of Raytheon common stock entitled to vote, represented in person or by proxy, will constitute a quorum for the transaction of business at the Raytheon special meeting. Abstentions (which are described below) will count for the purpose of determining the presence of a quorum for the transaction of business at the Raytheon special meeting.
Q:	How does the UTC Board recommend that UTC shareowners vote?
A:	The UTC Board unanimously recommends that UTC shareowners vote: “FOR” the UTC share issuance proposal and “FOR” the UTC adjournment proposal.
Q:	How does the Raytheon Board recommend that Raytheon stockholders vote?
A:	The Raytheon Board unanimously recommends that Raytheon stockholders vote: “FOR” the Raytheon merger proposal, “FOR” the Raytheon merger-related compensation proposal and “FOR” the Raytheon adjournment proposal.
Q:	Why did the UTC Board approve the merger agreement and the transactions contemplated by the merger agreement, including the merger?
A:	For information regarding the UTC Board’s reasons for approving the merger agreement and the transactions contemplated by the merger agreement, including the merger, and recommending that UTC shareowners approve the UTC share issuance proposal, see the section entitled “The Merger—UTC Board’s Recommendation and Reasons for the Merger.”

Q:	Why did the Raytheon Board approve the merger agreement and the transactions contemplated by the merger agreement, including the merger?
A:	For information regarding the Raytheon Board’s reasons for approving and recommending adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger, see the section entitled “The Merger—Raytheon Board’s Recommendation and Reasons for the Merger.”
Q:	What if I hold shares in both UTC and Raytheon?
A:	If you hold shares of both UTC common stock and Raytheon common stock, you will receive two separate packages of proxy materials. A vote cast as a holder of UTC common stock will not count as a vote cast as a holder of Raytheon common stock, and a vote cast as a holder of Raytheon common stock will not count as a vote cast as a holder of UTC common stock. Therefore, please submit separate proxies for your shares of UTC common stock and your shares of Raytheon common stock.
Q:	What do I need to do now?
A:	After carefully reading and considering the information contained in this joint proxy statement/prospectus, please vote your shares as soon as possible so that your shares will be represented at the UTC special meeting or Raytheon special meeting, as applicable. Please follow the instructions set forth on the UTC proxy card or the Raytheon proxy card, as applicable, or on the voting instruction form provided by the record holder if your shares are held in the name of your bank, broker or other nominee.

If you are a Raytheon stockholder, please do not submit your stock certificates at this time. If the merger is completed, you will receive instructions for surrendering your stock certificates in exchange for shares of UTC common stock from the exchange agent.

Q:	Does my vote matter?
A:	Yes. The merger cannot be completed unless the UTC share issuance proposal is approved by the affirmative vote of a majority of the votes cast by holders of outstanding shares of UTC common stock entitled to vote (in person or by proxy) at the UTC special meeting and the Raytheon merger proposal is approved by the affirmative vote of the holders of a majority of all the shares of Raytheon common stock outstanding and entitled to vote (in person or by proxy) at the Raytheon special meeting.
Q:	How do I vote?
A:	If you are a shareowner of record of UTC as of the UTC record date of September 10, 2019, you are entitled to receive notice of, and cast a vote at, the UTC special meeting. If you are a stockholder of record of Raytheon as of the Raytheon record date of September 10, 2019, you are entitled to receive notice of, and cast a vote at, the Raytheon special meeting. Each holder of UTC common stock is entitled to cast one vote on each matter properly brought before the UTC special meeting for each share of UTC common stock that such holder owned of record as of the UTC record date. Each holder of Raytheon common stock is entitled to cast one vote on each matter properly brought before the Raytheon special meeting for each share of Raytheon common stock that such holder owned of record as of the Raytheon record date. You may submit your proxy before the UTC special meeting or the Raytheon special meeting in one of the following ways:
•	Telephone voting—use the toll-free number shown on your proxy card;
•	Via the Internet—visit the website shown on your proxy card to vote via the Internet; or
•	Mail—complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If you are a shareowner or stockholder of record, you may also cast your vote in person at the applicable special meeting.

If your shares are held in “street name,” through a bank, broker or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” shareowners or stockholders who wish to vote at the UTC special meeting or the Raytheon special meeting will need to obtain a “legal proxy” form from their bank, broker or other nominee.

Q:	How do I vote my shares of common stock held through a UTC employee savings plan or the Raytheon Savings and Investment Plan?
A:	Shares Held in a UTC Employee Savings Plan. You can direct the voting of your proportionate interest in shares of UTC common stock held by the ESOP Fund and the Common Stock Fund under a UTC employee savings plan by returning a voting instruction card or by providing voting instructions by the Internet or by telephone. If you do not provide voting instructions (or if your instructions are incomplete or unclear) as to one or more of the matters to be voted on, the savings plan trustee will vote your proportionate interest in shares held by the ESOP Fund for the voting choice that receives the greatest number of votes based on voting instructions received from ESOP Fund participants. Similarly, the trustee will vote your uninstructed proportionate interest in shares held by the Common Stock Fund for the voting choice that receives the greatest number of votes based on voting instructions received from the Common Stock Fund participants. For shares of Common Stock held in the ESOP Fund that are not allocated to participant accounts, the trustee will make the voting choice that receives the greatest number of votes from those ESOP Fund participants who have submitted voting instructions.

Broadridge Financial Solutions, Inc., referred to as Broadridge, must receive your voting instructions by 11 a.m. Eastern Time on October 9, 2019, so that it will have time to tabulate all voting instructions of participants and communicate those instructions to the trustee, who will vote the shares held by a UTC employee savings plan. Because the trustee is designated to vote on your behalf, you will not be able to vote your shares held in a UTC employee savings plan in person at the UTC special meeting.

Shares Held in the Raytheon Savings and Investment Plan. If shares of Raytheon common stock are allocated to your account under the Raytheon Savings and Investment Plan, such shares will be voted by the respective plan trustee as directed by you. You may direct the plan trustee on how to vote the shares allocated to your plan account by telephone, mail or via the Internet in accordance with instructions you will receive in the mail. In any case, your voting instructions must be received before 11:59 p.m. Eastern Time on October 8, 2019.

If shares are allocated to your account under the Raytheon Savings and Investment Plan and your voting instructions are not received by this deadline, the shares allocated to your plan account will be voted in the same proportion to the shares held in the applicable plan for which directions were timely received.

Q:	What is the difference between holding shares as a shareowner or stockholder of record and as a beneficial owner?
A:	You are a “shareowner or stockholder of record” if your shares are registered directly in your name with UTC’s transfer agent, Computershare Trust Company, N.A., referred to as Computershare, or Raytheon’s transfer agent American Stock Transfer & Trust Company, LLC, referred to as AST, as applicable. As the shareowner or stockholder of record, you have the right to vote in person at the UTC special meeting or the Raytheon special meeting, as applicable. You may also vote by Internet, telephone or mail, as described in the notice and above under the heading “How do I vote?” You are deemed to beneficially own shares in “street name” if your shares are held by a bank, broker or other nominee. Your bank, broker or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. If you beneficially own your shares, you are invited to attend the UTC special meeting or Raytheon special meeting, as applicable; however, you may not vote your shares in person at the UTC special meeting or the Raytheon special meeting, as applicable, unless you obtain a “legal proxy” from your bank, broker or other nominee that holds your shares, giving you the right to vote the shares at the UTC special meeting or the Raytheon special meeting, as applicable.
Q:	If my shares are held in “street name” by a bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?
A:	If your shares are held in “street name” by a bank, broker or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank, broker or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to UTC or Raytheon, as applicable, or by voting in person at the UTC special meeting or Raytheon special meeting, as applicable, unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Your bank, broker or other nominee is obligated to provide you with a voting instruction card for you to use.

Banks, brokers or other nominees who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers or other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at each of the UTC special meeting and the Raytheon special meeting are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the bank, broker or other nominee does not have discretionary voting power.

If you are a beneficial owner of UTC shares and you do not instruct your bank, broker or other nominee on how to vote your shares:

•	your bank, broker or other nominee may not vote your shares on the UTC share issuance proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal; and
•	your bank, broker or other nominee may not vote your shares on the UTC adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal.

If you are a beneficial owner of Raytheon shares and you do not instruct your bank, broker or other nominee on how to vote your shares:

•	your bank, broker or other nominee may not vote your shares on the Raytheon merger proposal, which broker non-votes, if any, will have the same effect as a vote “AGAINST” such proposal;
•	your bank, broker or other nominee may not vote your shares on the Raytheon merger-related compensation proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal; and
•	your bank, broker or other nominee may not vote your shares on the Raytheon adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal.
Q:	May I attend the UTC special meeting or the Raytheon special meeting in person?
A:	You or your authorized proxy may attend the UTC special meeting in person if you were a registered or beneficial shareowner of UTC common stock or if you owned shares through an employee savings plan as of the UTC record date.

You or your authorized proxy may attend the Raytheon special meeting in person if you were a registered or beneficial stockholder of Raytheon common stock or if you owned shares through an employee savings plan as of the Raytheon record date.

Q:	When and where will each of the UTC special meeting and Raytheon special meeting take place? What must I bring to attend the UTC special meeting or the Raytheon special meeting?
A:	The UTC special meeting will be held at UTC Center for Intelligent Buildings, 13995 Pasteur Boulevard, Palm Beach Gardens, Florida 33418 on Friday, October 11, 2019 at 8 a.m. Eastern Time. You will need to obtain an admission ticket in advance to attend the UTC special meeting. To do so, please make your request by mail to Office of the Corporate Secretary, 10 Farm Springs Road, Farmington, CT 06032, email at corpsec@corphq.utc.com or by phone at (860) 728-7870. UTC’s Corporate Secretary must receive your request for an admission ticket on or before October 9, 2019. Seating will be limited and requests for tickets will be processed in the order in which they are received.

If you own shares in street name through an account with a bank, broker or other nominee, then send proof of your UTC share ownership as of the UTC record date (for example, a brokerage firm account statement or a “legal proxy” from your intermediary) along with your ticket request. If you are not sure what proof to send, check with your intermediary.

If your shares are registered in your name with UTC’s stock registrar and transfer agent, Computershare, or if you own shares through a UTC employee savings plan, no proof of ownership is required because UTC can verify your ownership.

For security reasons, be prepared to show a form of government-issued photo identification when presenting your ticket for admission to the UTC special meeting. If you forget to bring your ticket, you will be admitted only if you provide photo identification. If you do not request a ticket in advance, you will be admitted only if space is available and you provide photo identification and satisfactory evidence that you were a shareowner of UTC common stock as of the UTC record date. If you need special assistance at the UTC special meeting because of a disability, please contact UTC’s Corporate Secretary’s Office.

The Raytheon special meeting will be held at the offices of Shearman & Sterling LLP, located at 599 Lexington Avenue, New York, NY 10022 on Friday, October 11, 2019 at 8 a.m. Eastern Time. Subject to space availability, all Raytheon stockholders as of the Raytheon record date, or their duly appointed proxies, may attend the Raytheon special meeting. If you received your special meeting materials electronically and wish to attend the Raytheon special meeting, please follow the instructions provided for attendance. If you need special assistance at the Raytheon special meeting because of a disability, please contact Raytheon’s Corporate Secretary’s Office.

If you hold shares in your name on the Raytheon record date and wish to attend the Raytheon special meeting, because of security procedures, you will need to obtain an admission ticket in advance. In addition to obtaining an admission ticket in advance, you will be required to provide valid government-issued photo identification (e.g., a driver’s license or a passport) to be admitted to the Raytheon special meeting. Admission tickets will be available to both registered and beneficial owners of Raytheon common stock. You may apply for an admission ticket by mail to Office of the Corporate Secretary, 870 Winter Street, Waltham, Massachusetts 02451. Ticket requests will not be accepted by phone or email. Raytheon’s Corporate Secretary must receive your request for an admission ticket on or before October 3, 2019. If you are a beneficial owner of Raytheon common stock and hold your shares through a bank, broker or other nominee and you plan to attend the Raytheon special meeting in person, in addition to following the procedures described above, you will also need to provide proof of beneficial ownership at the Raytheon record date to obtain your admission ticket for the Raytheon special meeting. A brokerage statement or account letter from a bank or broker are examples of proof of beneficial ownership. If you wish to vote your Raytheon common stock held in “street name” in person at the Raytheon special meeting, you will have to obtain a written legal proxy in your name from the bank, broker or other nominee holder of record that holds your shares. Raytheon stockholders may contact Raytheon’s Investor Relations Department at (781) 522-5123 or D.F. King & Co., Inc. at (866) 416-0576 (toll-free), (212) 269-5550 (collect) or RTN@dfking.com to obtain directions to the location of the Raytheon special meeting. Please note that seating will be limited and requests for admission tickets will be accepted on a first-come, first-served basis.

Q:	What if I fail to vote or abstain?
A:	For purposes of the UTC special meeting, an abstention occurs when a UTC shareowner attends the UTC special meeting in person and does not vote or returns a proxy with an “abstain” instruction.

UTC share issuance proposal: An abstention will have the same effect as a vote cast “AGAINST” the UTC share issuance proposal. If a UTC shareowner is not present in person at the UTC special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal.

UTC adjournment proposal: An abstention will have the same effect as a vote cast “AGAINST” the UTC adjournment proposal. If a UTC shareowner is not present in person at the UTC special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal.

For purposes of the Raytheon special meeting, an abstention occurs when a Raytheon stockholder attends the Raytheon special meeting in person and does not vote or returns a proxy with an “abstain” instruction.

Raytheon merger proposal: An abstention will have the same effect as a vote cast “AGAINST” the Raytheon merger proposal. If a Raytheon stockholder is not present in person at the Raytheon special meeting and does not respond by proxy, it will have the same effect of a vote cast “AGAINST” such proposal.

Raytheon merger-related compensation proposal: An abstention will have the same effect as a vote cast “AGAINST” the Raytheon merger-related compensation proposal. If a Raytheon stockholder is not present in person at the Raytheon special meeting and does not respond by proxy, it will have no effect on the outcome of the merger-related compensation proposal.

Raytheon adjournment proposal: An abstention will have the same effect as a vote cast “AGAINST” the Raytheon adjournment proposal. If a Raytheon stockholder is not present in person at the Raytheon special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal.

Q:	What will happen if I return my proxy or voting instruction card without indicating how to vote?
A:	If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the common stock represented by your proxy will be voted as recommended by the UTC Board or the Raytheon Board, as applicable, with respect to that proposal. However, please see above if you do not provide voting instructions (or if your instructions are incomplete or unclear) with regard to the voting of your proportionate interest in shares of UTC common stock held by the ESOP Fund and the Common Stock Fund under a UTC employee savings plan.
Q:	May I change or revoke my vote after I have delivered my proxy or voting instruction card?
A:	Yes. If you are a record holder, you may change or revoke your vote before your proxy is voted at the UTC special meeting or the Raytheon special meeting, as applicable, as described herein. You may do this in one of the following four ways:
•	by logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case, if you are eligible to do so;
•	by sending a notice of revocation to the corporate secretary of UTC or Raytheon, as applicable;
•	by sending a completed proxy card bearing a later date than your original proxy card; or
•	by attending the UTC special meeting or the Raytheon special meeting, as applicable, and voting in person.

If you choose any of the first three methods, you must take the described action no later than the beginning of the UTC special meeting or the Raytheon special meeting, as applicable.

If your shares are held in an account at a bank, broker or other nominee or through a UTC employee savings plan or the Raytheon Savings and Investment Plan and you have delivered your voting instruction card or otherwise given instruction on how to vote your shares to your bank, broker or other nominee or your applicable plan administrator, you should contact your bank, broker or other nominee or your applicable plan administrator to change your vote.

Q:	What are the material U.S. federal income tax consequences of the merger?
A:	It is a condition to each party’s obligation to complete the merger that each of UTC and Raytheon receive an opinion of its respective outside counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the merger will not cause Section 355(e) of the Code to apply to either the Otis distribution or the Carrier distribution. Accordingly, it is expected that U.S. holders of shares of Raytheon common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon receipt of UTC common stock in exchange for Raytheon common stock in the merger (other than gain or loss, if any, with respect to any cash received in lieu of a fractional share of UTC common stock) and that the merger will not cause the distributions to become taxable to UTC.

In certain circumstances, holders of Raytheon common stock may receive the Raytheon special dividend prior to the completion of the merger, as described in the section entitled “The Merger Agreement—The Separation and the Distributions.” The U.S. federal income tax treatment of any Raytheon special dividend is not entirely clear under current law. Absent further clarification by the IRS, Raytheon intends to report any Raytheon special dividend for U.S. federal income tax purposes as a dividend to the extent paid out of Raytheon’s current or accumulated earnings and profits. It is possible that the IRS could seek to treat any Raytheon special dividend as part of the merger consideration paid by UTC to Raytheon stockholders.

Raytheon stockholders should consult their own tax advisors as to the particular consequences of the merger and any Raytheon special dividend to them, including the applicability and effect of any U.S. federal, state and local tax laws, as well as foreign tax laws. For more information regarding the material U.S. federal income tax consequences of the merger, see “The Merger—Material U.S. Federal Income Tax Consequences of the Merger.”

Q:	Where can I find the voting results of the UTC special meeting and the Raytheon special meeting?
A:	The preliminary voting results will be announced at each of the UTC special meeting and the Raytheon special meeting. In addition, within four business days following certification of the final voting results, each of UTC and Raytheon intends to file the final voting results with the SEC on a Current Report on Form 8-K.
Q:	Are holders of UTC common stock entitled to appraisal rights?
A:	No. Holders of UTC common stock are not entitled to appraisal rights under the DGCL. For more information, see the section entitled “The Merger—No Appraisal Rights in the Merger.”
Q:	Are holders of Raytheon common stock entitled to appraisal rights?
A:	No. Holders of Raytheon common stock are not entitled to appraisal rights under the DGCL. For more information, see the section entitled “The Merger—No Appraisal Rights in the Merger.”
Q:	What happens if I sell my shares of UTC common stock after the UTC record date but before the UTC special meeting?
A:	The UTC record date for the UTC special meeting (the close of business on September 10, 2019) is earlier than the date of the UTC special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of UTC common stock after the UTC record date but before the date of the UTC special meeting, you will retain your right to vote at the UTC special meeting.
Q:	What happens if I sell my shares of Raytheon common stock after the Raytheon record date but before the Raytheon special meeting?
A:	The Raytheon record date for the Raytheon special meeting (the close of business on September 10, 2019) is earlier than the date of the Raytheon special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of Raytheon common stock after the Raytheon record date but before the date of the Raytheon special meeting, you will retain your right to vote at the Raytheon special meeting. However, you will not have the right to receive the merger consideration to be received by Raytheon stockholders in the merger. In order to receive the merger consideration, you must hold your shares through completion of the merger.
Q:	Are there any risks that I should consider in deciding whether to vote in favor of the UTC share issuance proposal or the Raytheon merger proposal, or the other proposals to be considered at the UTC special meeting or the Raytheon special meeting, as applicable?
A:	Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 40. You also should read and carefully consider the risk factors of UTC and Raytheon contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.
Q:	What are the conditions to completion of the merger?
A:	In addition to the approval of the UTC share issuance proposal by UTC shareowners and of the Raytheon merger proposal by Raytheon stockholders as described above, completion of the merger is subject to the satisfaction or (to the extent permitted by law) waiver of a number of other conditions, including:
•	the expiration or termination of the applicable waiting period under the HSR Act;
•	the receipt of other required regulatory approvals or clearances under the competition laws of the European Union, Australia, Canada, Common Market for Eastern and Southern Africa, Israel, Japan, Republic of Korea, Taiwan and Turkey, and under the foreign investment laws of Australia, France and Germany;
•	the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and the effectiveness of the registration statements filed with the SEC in connection with each of the distributions;

•	approval of the listing on the NYSE of the UTC common stock forming part of the merger consideration and approvals for listing of the shares of common stock to be distributed in each of the Carrier distribution and the Otis distribution on the applicable securities exchange(s);
•	the absence of an injunction or law prohibiting the separation, either of the distributions or the merger;
•	receipt by UTC of (1) the IRS ruling and (2) an opinion of outside counsel regarding the qualification of certain elements of each of the Carrier distribution and the Otis distribution under Section 355 of the Code;
•	receipt by each of UTC and Raytheon of an opinion of its respective outside counsel to the effect that (1) the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (2) the merger will not cause Section 355(e) of the Code to apply to either the Otis distribution or the Carrier distribution;
•	receipt by UTC of solvency opinions relating to the distributions;
•	the accuracy of the representations and warranties of UTC or Raytheon, as applicable, made in the merger agreement (subject to the materiality standards set forth in the merger agreement);
•	the performance by UTC or Raytheon, as applicable, of its covenants and obligations under the merger agreement in all material respects, and, with respect to UTC, compliance in all respects with the covenant that the applicable net indebtedness of UTC RemainCo as of immediately prior to the completion of the merger will not exceed $24.3 billion (subject to adjustment as described in this joint proxy statement/prospectus); and
•	delivery of an officer certificate by the other party certifying satisfaction of the conditions described in the preceding two bullet points.

In addition, the completion of the merger is subject to the prior completion of the separation and the distributions.

The merger agreement provides that (subject to the right of UTC to complete the separation and the distributions earlier in UTC’s discretion) the separation and each of the Otis distribution and the Carrier distribution will be completed as promptly as reasonably practicable (taking into account the requirements of applicable law and the rules and regulations of the NYSE), but in any event on or before the fourth business day before July 1, 2020 (subject to extension as described in the section entitled “The Merger Agreement—The Separation and the Distributions”), after (1) the satisfaction or waiver of all of the conditions to UTC’s obligation under the merger agreement to complete the separation, the distributions and the merger and (2) receipt by UTC from Raytheon of (a) written confirmation that each of the conditions to Raytheon’s obligation under the merger agreement to complete the merger have been satisfied or waived and Raytheon stands ready, willing and able to close the merger and (b) an executed officer’s certificate certifying Raytheon’s compliance with its representations, warranties and obligations under the merger agreement.

Q:	Whom should I contact if I have any questions about the proxy materials or voting?
A:	If you have any questions about the proxy materials, or if you need assistance submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed UTC proxy card or Raytheon proxy card, as applicable, you should contact Georgeson LLC, the proxy solicitation agent for UTC, at (888) 549-6618 (toll-free), (781) 575-2137 (collect) or UTXProxy@georgeson.com or D.F. King & Co., Inc., the proxy solicitation agent for Raytheon, at (866) 416-0576 (toll-free), (212) 269-5550 (collect) or RTN@dfking.com, as applicable.

SUMMARY

This summary highlights selected information contained in this joint proxy statement/prospectus and does not contain all the information that may be important to you. UTC and Raytheon urge you to read carefully this joint proxy statement/prospectus in its entirety, including the annexes. Additional, important information, which UTC and Raytheon also urge you to read, is contained in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

The Parties (page 51)

United Technologies Corporation

UTC provides high technology products and services to the building systems and aerospace industries worldwide. UTC conducts its business through four principal segments: Otis, Carrier, Pratt & Whitney and Collins Aerospace. Each segment groups similar operating companies, and the management organization of each segment has general operating autonomy over a range of products and services. Otis and Carrier serve customers in the commercial, government, infrastructure and residential property sectors and refrigeration and transport sectors worldwide. Pratt & Whitney and Collins Aerospace – the UTC aerospace businesses – primarily serve commercial and government customers in both the original equipment and aftermarket parts and services markets of the aerospace industry. The principal products and services of each segment are as follows:

•	Pratt & Whitney—Pratt & Whitney supplies aircraft engines for the commercial, military, business jet and general aviation markets. Pratt & Whitney provides fleet management services and aftermarket maintenance, repair and overhaul services. Pratt & Whitney designs, develops, produces and maintains families of large engines for wide- and narrow-body and large regional aircraft in the commercial market and for fighter, bomber, tanker and transport aircraft in the military market. Pratt & Whitney’s products are sold principally to aircraft manufacturers, airlines and other aircraft operators, aircraft leasing companies and the U.S. and foreign governments.
•	Collins Aerospace—Collins Aerospace is a global provider of technologically advanced aerospace products and aftermarket service solutions for aircraft manufacturers, airlines, regional, business and general aviation markets, military, space and undersea operations. Collins Aerospace sells aerospace products and services to aircraft manufacturers, airlines and other aircraft operators, the U.S. and foreign governments, maintenance, repair and overhaul providers, and independent distributors.
•	Otis—Otis is an elevator and escalator manufacturing, installation and service company and designs, manufactures, sells and installs passenger and freight elevators as well as escalators and moving walkways. In addition to new equipment, Otis provides modernization products to upgrade elevators and escalators as well as maintenance and repair services for both its products and those of other manufacturers. Otis serves customers in the commercial, residential and infrastructure property sectors around the world.
•	Carrier—Carrier is a provider of heating, ventilating, air conditioning (HVAC), refrigeration, fire, security and building automation products, solutions and services for commercial, government, infrastructure, and residential property applications and refrigeration and transportation applications. Carrier provides a wide range of building systems, including cooling, heating, ventilation, refrigeration, fire, flame, gas, and smoke detection, portable fire extinguishers, fire suppression, intruder alarms, access control systems, video surveillance, and building control systems. Carrier also provides a broad array of related building services, including audit, design, installation, system integration, repair, maintenance, and monitoring services. Carrier also provides refrigeration and monitoring products and solutions to the transport industry. Carrier sells its HVAC and refrigeration products and solutions either directly, including to building contractors and owners, transportation companies, retail stores and food service companies, or indirectly through joint ventures, independent sales representatives, distributors, wholesalers, dealers, and retail outlets. Carrier’s security and fire safety products and services are used by governments, financial institutions, architects, building owners and developers, security, and fire consultants, homeowners, and other end-users requiring a high level of security and fire protection for their businesses and residences.

For 2018, UTC’s commercial and industrial sales (generated principally by the Otis business and the Carrier business) were approximately 47% of its consolidated sales, and its commercial aerospace sales and military aerospace sales (generated exclusively by the UTC aerospace businesses) were approximately 39% and 14%, respectively, of its consolidated sales.

On November 26, 2018, UTC announced its intention to separate the Otis business and the Carrier business from the UTC aerospace businesses. The separation will occur through the Otis distribution and the Carrier distribution. UTC will complete the separation and the distributions prior to the completion of the merger. As a result, following the completion of the separation and the distributions, UTC will be comprised of the UTC aerospace businesses, which will then combine with Raytheon in the merger.

UTC’s principal executive offices are located at 10 Farm Springs Road, Farmington, Connecticut 06032, and its telephone number is (860) 728-7000. UTC’s website address is www.utc.com. Information contained on UTC’s website does not constitute part of this joint proxy statement/prospectus. UTC’s stock is publicly traded on the NYSE, under the ticker symbol “UTX.” Additional information about UTC is included in documents incorporated by reference in this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

Raytheon Company

Raytheon, together with its subsidiaries, is a technology and innovation leader specializing in defense and other government markets throughout the world. Raytheon develops technologically advanced and integrated products, services and solutions in its core markets: integrated air and missile defense; electronic warfare; command, control, communications, computers, cyber, intelligence, surveillance and reconnaissance; space systems; effects; and cyber. Raytheon serves both domestic and international customers primarily as a prime contractor or subcontractor on a broad portfolio of defense and related programs for government customers.

For 2018, Raytheon’s sales to the U.S. government (excluding foreign military sales through the U.S. government) were approximately 68% of its total net sales and its foreign military sales through the U.S. government were approximately 13% of its total net sales.

Raytheon was founded in 1922 and is incorporated in the state of Delaware and its principal executive offices are located at 870 Winter Street, Waltham, Massachusetts 02451 and its telephone number is (781) 522-3000. Raytheon’s website address is www.raytheon.com. Information contained on Raytheon’s website does not constitute part of this joint proxy statement/prospectus. Raytheon’s stock is publicly traded on the NYSE, under the ticker symbol “RTN.” Additional information about Raytheon is included in documents incorporated by reference in this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

Light Merger Sub Corp.

Light Merger Sub Corp., a wholly owned subsidiary of UTC, is a Delaware corporation incorporated on June 5, 2019 for the purpose of effecting the merger. Light Merger Sub Corp. has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement. The principal executive offices of Light Merger Sub Corp. are located at 10 Farm Springs Road, Farmington, Connecticut 06032, and its telephone number is (860) 728-7000.

The Transaction (page 53)

The terms and conditions of the merger are contained in the merger agreement, a copy of which merger agreement is attached as Annex A to this joint proxy statement/prospectus. We encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.

On June 9, 2019, UTC, Merger Sub and Raytheon entered into the merger agreement, which provides that, subject to the terms and conditions of the merger agreement and in accordance with the DGCL, Merger Sub will merge with and into Raytheon, with Raytheon continuing as the surviving corporation and a wholly owned subsidiary of UTC. Subject to the terms and conditions of the merger agreement, prior to the completion of the merger, UTC will complete the separation and the distributions. As a result, following the completion of the separation and the distributions, UTC will be comprised of the UTC aerospace businesses, which will then combine with Raytheon in a merger of equals transaction. UTC’s certificate of incorporation will be amended effective as of the completion of the merger to change the name of the combined company to “Raytheon Technologies Corporation.”

Merger Consideration (page 137)

At the completion of the merger, each share of Raytheon common stock that is issued and outstanding immediately prior to the completion of the merger (other than excluded shares) will be converted into the right to receive 2.3348 fully paid and nonassessable shares of UTC common stock, and, if applicable, cash in lieu of fractional shares. The market value of UTC common stock at the time of completion of the merger could be greater than, less than or the same as the market value of UTC common stock on the date of this joint proxy statement/prospectus. In fact, we expect the market price of shares of UTC common stock to decline upon completion of the distributions of Otis SpinCo and Carrier SpinCo because the market price will no longer include the value of the Otis business or the Carrier business. We cannot predict the amount of this decline, as the market price of shares of UTC common stock may fluctuate based on the perceived values of the common stock of UTC, Otis SpinCo and Carrier SpinCo in anticipation of the distributions and the merger, and it may not be possible to estimate the market value of UTC common stock. We urge you to obtain current market quotations for the shares of common stock of UTC and Raytheon.

For more details on the exchange ratio, see “The Merger Agreement—Merger Consideration.”

Treatment of Raytheon Equity Awards (page 139)

Raytheon Restricted Stock Awards

Upon completion of the merger, each outstanding Raytheon restricted stock award that becomes vested at the completion of the merger pursuant to its terms will be converted into the right to receive the merger consideration, less applicable tax withholdings. At the completion of the merger, each other outstanding Raytheon restricted stock award will be converted into a restricted stock award of UTC on the same terms and conditions that applied to such Raytheon restricted stock award immediately prior to the completion of the merger (including immediate vesting upon an involuntary termination of employment within two years of the change in control), relating to a number of shares of UTC common stock equal to the product, rounded down to the nearest whole number of shares, of (1) the number of shares of Raytheon common stock subject to such Raytheon restricted stock award and (2) the exchange ratio.

Raytheon RSU Awards

Upon completion of the merger, each outstanding Raytheon RSU award that becomes vested at the completion of the merger pursuant to its terms will be converted into the right to receive the merger consideration, less applicable tax withholdings. At the completion of the merger, each other outstanding Raytheon RSU award will be converted into an RSU award of UTC on the same terms and conditions that applied to such Raytheon RSU award immediately prior to the completion of the merger (including immediate vesting upon an involuntary termination of employment within two years of the change in control), relating to a number of shares of UTC common stock equal to the product, rounded down to the nearest whole number of shares, of (1) the number of shares of Raytheon common stock subject to such Raytheon RSU award and (2) the exchange ratio.

Raytheon PSU Awards

Upon completion of the merger, each outstanding Raytheon PSU award will be converted into an RSU award of UTC on the same terms and conditions that applied to such Raytheon PSU award immediately prior to the completion of the merger (other than performance-based vesting conditions and including immediate vesting upon an involuntary termination of employment within two years of the change in control), relating to a number of shares of UTC common stock equal to the product, rounded down to the nearest whole number of shares, of (1) the number of shares of Raytheon common stock subject to such outstanding Raytheon PSU award (with such number of shares generally determined by deeming the applicable performance condition to be achieved at, (a) with respect to the relative total stockholder return performance metric, actual performance through the last business day preceding the closing date and (b) with respect to the return on invested capital and cumulative free cash flow performance metrics, actual performance for all completed calendar years in the relevant performance cycle and assumed performance at target for each remaining calendar year of the performance cycle) and (2) the exchange ratio.

For additional information with respect to treatment of Raytheon equity awards, please see “The Merger Agreement—Treatment of Raytheon Equity Awards.”

Recommendation of the UTC Board (page 63)

After careful consideration of various factors described in “The Merger—UTC Board’s Recommendation and Reasons for the Merger,” the UTC Board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement (including the merger, certain governance arrangements, the separation, the distributions and the UTC share issuance) are advisable and fair to and in the best interests of UTC and its shareowners, and the UTC Board unanimously recommends that holders of UTC common stock vote:

•	“FOR” the UTC share issuance proposal; and
•	“FOR” the UTC adjournment proposal.

Recommendation of the Raytheon Board (page 70)

After careful consideration of various factors described in “The Merger—Raytheon Board’s Recommendations and Reasons for the Merger,” the Raytheon Board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement (including the merger) are fair to and in the best interests of Raytheon and its stockholders, and the Raytheon Board unanimously recommends that holders of Raytheon common stock vote:

•	“FOR” the Raytheon merger proposal;
•	“FOR” the Raytheon merger-related compensation proposal; and
•	“FOR” the Raytheon adjournment proposal, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Raytheon special meeting or any adjournment thereof.

Opinions of UTC’s Financial Advisors (page 74)

Opinion of Morgan Stanley

UTC retained Morgan Stanley as its financial advisor in connection with the merger contemplated by the merger agreement. Morgan Stanley delivered its oral opinion to the UTC Board on June 9, 2019, which opinion was subsequently confirmed in a written opinion dated June 9, 2019, that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in such written opinion, the exchange ratio pursuant to the merger agreement (which, for the avoidance of doubt, contemplates the consummation of the separation and the distributions prior to the consummation of the merger) was fair from a financial point of view to UTC.

The full text of Morgan Stanley’s written opinion, dated June 9, 2019, which sets forth assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. UTC shareowners should read Morgan Stanley’s opinion carefully and in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion was rendered to the UTC Board, in its capacity as such, and addressed only the fairness from a financial point of view to UTC of the exchange ratio pursuant to the merger agreement (which, for the avoidance of doubt, contemplates the consummation of the separation and the distributions prior to the consummation of the merger) as of the date of such opinion. Morgan Stanley did not express any view on, and the Morgan Stanley opinion did not address, any other term or aspect of the merger agreement or the merger or the separation and the distributions or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection therewith. Morgan Stanley’s opinion did not in any manner address the prices at which UTC common stock would trade following the consummation of the separation and the distributions or of the merger or at any time, and Morgan Stanley expressed no opinion or recommendation as to how any holder of shares of UTC common stock or Raytheon common stock should vote at the UTC special meeting or the Raytheon special meeting, respectively, or act on any matter, in connection with the merger.

For additional information, see Annex C and the section entitled “The Merger—Opinions of UTC’s Financial Advisors—Opinion of Morgan Stanley.”

Opinion of Evercore

UTC also retained Evercore to act as financial advisor to UTC and the UTC Board and to provide strategic and financial advice and assistance in connection with the merger. As part of this engagement, UTC requested that Evercore evaluate the fairness, from a financial point of view, to UTC of the exchange ratio pursuant to the merger agreement. At a meeting of the UTC Board held on June 9, 2019, Evercore rendered to the UTC Board its opinion to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to UTC.

The full text of the written opinion of Evercore, dated June 9, 2019, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. UTC encourages you to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the UTC Board (in its capacity as such) in connection with its evaluation of the proposed merger. The opinion does not constitute a recommendation to the UTC Board or to any other persons in respect of the merger, including as to how any shareowner of UTC should vote or act in respect of the UTC share issuance proposal or any other matter. Evercore’s opinion does not address the relative merits of the merger as compared to other business or financial strategies that might be available to UTC, nor does it address the underlying business decision of UTC to engage in the merger.

For additional information, see Annex D and the section entitled “The Merger—Opinions of UTC’s Financial Advisors—Opinion of Evercore.”

Opinions of Raytheon’s Financial Advisors (page 96)

Opinion of Citigroup Global Markets Inc.

Raytheon retained Citigroup as its financial advisor in connection with the merger. In connection with this engagement, Raytheon requested Citigroup to evaluate the fairness, from a financial point of view, of the exchange ratio to the holders of Raytheon common stock. On June 8, 2019, Citigroup rendered its oral opinion, which was subsequently confirmed in writing on June 9, 2019, to the Raytheon Board to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citigroup as set forth in its written opinion, the exchange ratio was fair, from a financial point of view, to the holders of Raytheon common stock.

The full text of Citigroup’s written opinion, dated June 9, 2019, which describes the assumptions made, procedures followed, matters considered and qualifications on the review undertaken, is attached as Annex E to this joint proxy statement/prospectus and is incorporated herein by reference. The description of Citigroup’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Citigroup’s opinion. You are urged to read the opinion in its entirety. Citigroup’s opinion was provided for the information of the Raytheon Board (in its capacity as such) in connection with its evaluation of the exchange ratio from a financial point of view and did not address any other aspects or implications of the merger. Citigroup’s opinion does not address the underlying business decision of Raytheon to effect the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for Raytheon or the effect of any other transaction in which Raytheon may engage. Citigroup’s opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the merger or otherwise.

Opinion of RBC Capital Markets, LLC

Raytheon also engaged RBC Capital Markets to provide certain financial advisory services to the Raytheon Board in connection with the merger. As part of this engagement, RBC Capital Markets delivered an opinion, dated June 8, 2019, to the Raytheon Board as to the fairness, from a financial point of view and as of such date, to holders of Raytheon common stock of the exchange ratio provided for pursuant to the merger agreement. The full text of RBC Capital Markets’ written opinion, dated June 8, 2019, is attached as Annex F to this joint proxy statement/prospectus and sets forth, among other things, the procedures followed, assumptions made, factors considered and qualifications and limitations on the review undertaken by RBC Capital Markets in connection with its opinion. RBC Capital Markets delivered its opinion to the Raytheon Board for the benefit, information and assistance of the Raytheon Board (in its capacity as such) in connection with its evaluation of the merger. RBC Capital Markets’ opinion addressed only the fairness, from a financial point of view and as of the date of such opinion, of the exchange ratio (to the extent expressly specified in such opinion) and did not address any other aspect of the merger. RBC Capital Markets’ opinion also did not address the underlying business decision of Raytheon to engage in the merger or the relative merits of the merger compared to any alternative business strategy or transaction that may be available to Raytheon or in which Raytheon might engage. RBC Capital Markets did not express any opinion and does not make any recommendation to any securityholder as to how such securityholder should vote or act with respect to the merger or any proposal to be voted upon in connection with the merger or otherwise.

Interests of Certain of UTC’s Directors and Executive Officers in the Merger (page 119)

Certain of UTC’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of shareowners of UTC generally. The members of the UTC Board were aware of, and considered, these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the shareowners of UTC approve the UTC share issuance proposal. Additional interests of the directors and executive officers of UTC in the merger include the payment of certain severance and other benefits upon a qualifying termination of employment following the completion of the merger, the designation of Gregory J. Hayes, Chairman and Chief Executive Officer of UTC, as the Chief Executive Officer of the combined company pursuant to the terms of an employment agreement with UTC that will become effective upon completion of the merger and that, at the completion of the merger, the board of directors of the combined company will consist of 15 directors, including eight UTC designees. UTC’s shareowners should take these interests into account in deciding whether to vote “FOR” the UTC share issuance proposal.

See the section entitled “The Merger—Interests of Certain of UTC’s Directors and Executive Officers in the Merger” for a more detailed description of these interests.

Interests of Raytheon’s Directors and Executive Officers in the Merger (page 123)

The directors and executive officers of Raytheon have interests in the merger that are different from, or in addition to, the interests of stockholders of Raytheon generally. The members of the Raytheon Board were aware of, and considered, these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the stockholders of Raytheon adopt the merger agreement. Additional interests of the directors and executive officers of Raytheon in the merger include the treatment of Raytheon restricted stock awards, Raytheon RSU awards, and Raytheon PSU awards held by non-employee directors and/or executive officers, as applicable, in accordance with the merger agreement, the payment of certain severance and other benefits to the executive officers of Raytheon upon a qualifying termination of employment following the completion of the merger, the designation of Thomas A. Kennedy, Chairman and Chief Executive Officer of Raytheon, as the Executive Chairman of the combined company pursuant to the terms of an employment agreement with UTC that will become effective upon completion of the merger, that, at the completion of the merger, the board of directors of the combined company will consist of 15 directors, including seven Raytheon designees, and the continued provision of indemnification and insurance coverage for current and former directors and executive officers of Raytheon in accordance with the merger agreement. Raytheon’s stockholders should take these interests into account in deciding whether to vote “FOR” the Raytheon merger proposal.

See the sections entitled “The Merger—Interests of Raytheon’s Directors and Executive Officers in the Merger” and “The Merger Agreement—Covenants and Agreements—Indemnification, Exculpation and Insurance” for a more detailed description of these interests.

Information about the UTC Special Meeting (page 162)

Time, Place and Purpose of the UTC Special Meeting

The UTC special meeting to consider and vote upon the UTC share issuance proposal and related matters will be held at UTC Center for Intelligent Buildings, 13995 Pasteur Boulevard, Palm Beach Gardens, Florida 33418 on Friday, October 11, 2019 at 8 a.m. Eastern Time.

At the UTC special meeting, UTC shareowners will be asked to consider and vote upon (1) the UTC share issuance proposal and (2) the UTC adjournment proposal.

UTC Record Date and Quorum

You are entitled to receive notice of, and to vote at, the UTC special meeting if you are an owner of record of shares of UTC common stock as of the close of business on September 10, 2019, the UTC record date. On August 29, 2019, there were 862,918,718 shares of UTC common stock outstanding and entitled to vote. UTC shareowners will have one vote on all matters properly coming before the UTC special meeting for each share of UTC common stock owned by such shareowners on the UTC record date.

The UTC by-laws provide that the holders of a majority of the outstanding shares of UTC common stock as of the UTC record date, present either in person or by proxy and entitled to vote, will constitute a quorum for the transaction of business at the UTC special meeting.

Vote Required

The UTC share issuance proposal requires the affirmative vote of a majority of the votes cast by holders of outstanding shares of UTC common stock entitled to vote (in person or by proxy) at the UTC special meeting. If a UTC shareowner present in person at the UTC special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a UTC shareowner is not present in person at the UTC special meeting and does not respond by proxy or does not provide his, her or its bank, broker or other nominee with instructions, as applicable, it will have no effect on the vote count for such proposal.

The UTC adjournment proposal requires the affirmative vote of a majority of the votes cast by holders of outstanding shares of UTC common stock entitled to vote (in person or by proxy) at the UTC special meeting. If a UTC shareowner present in person at the UTC special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a UTC shareowner is not present in person at the UTC special meeting and does not respond by proxy or does not provide his, her or its bank, broker or other nominee with instructions, as applicable, it will have no effect on the vote count for such proposal.

Proxies and Revocations

Any UTC shareowner of record entitled to vote at the UTC special meeting may submit a proxy by telephone, over the Internet, by returning the enclosed UTC proxy card in the accompanying prepaid reply envelope or may vote in person by appearing at the UTC special meeting. If your shares of UTC common stock are held in “street name” through a bank, broker or other nominee, you should instruct your bank, broker or other nominee on how to vote your shares of UTC common stock using the instructions provided by your bank, broker or other nominee. If your shares of common stock are held through a UTC employee savings plan, you should instruct your plan trustee on how to vote your shares of common stock using the instructions provided by your trustee.

If you are a record holder, you may change or revoke your vote before your proxy is voted at the UTC special meeting as described herein. You may do this in one of the following four ways: (1) by logging onto the Internet website specified on your UTC proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your UTC proxy card, in each case, if you are eligible to do so; (2) by sending a notice of revocation to the corporate secretary of UTC; (3) by sending a completed UTC proxy card bearing a later date than your original UTC proxy card; or (4) by attending the UTC special meeting and voting in person. If you choose any of the first three methods, you must take the described action no later than the beginning of the UTC special meeting.

Information about the Raytheon Special Meeting (page 168)

Time, Place and Purpose of the Raytheon Special Meeting

The Raytheon special meeting to consider and vote upon the Raytheon merger proposal and related matters, will be held at the offices of Shearman & Sterling LLP, located at 599 Lexington Avenue, New York, NY 10022 on Friday, October 11, 2019 at 8 a.m. Eastern Time.

At the Raytheon special meeting, the Raytheon stockholders will be asked to consider and vote upon (1) the Raytheon merger proposal, (2) the Raytheon merger-related compensation proposal and (3) the Raytheon adjournment proposal.

Raytheon Record Date and Quorum

You are entitled to receive notice of, and to vote at, the Raytheon special meeting if you are an owner of record of shares of Raytheon common stock as of the close of business on September 10, 2019, the Raytheon record date. On August 29, 2019, there were 278,493,503 shares of Raytheon common stock outstanding and entitled to vote. Raytheon stockholders will have one vote on all matters properly coming before the Raytheon special meeting for each share of Raytheon common stock owned by such Raytheon stockholders on the Raytheon record date.

The presence at the Raytheon special meeting, in person or by proxy, of the holders of a majority of the shares of Raytheon common stock issued and outstanding on the Raytheon record date for the Raytheon special meeting will constitute a quorum for the transaction of business at the Raytheon special meeting.

Vote Required

The Raytheon merger proposal requires the affirmative vote of the holders of a majority of the shares of Raytheon common stock outstanding and entitled to vote (in person or by proxy) at the Raytheon special meeting. If a Raytheon stockholder present in person at the Raytheon special meeting abstains from voting, responds by proxy with an “abstain” vote, is not present in person at the Raytheon special meeting and does not respond by proxy or does not provide his, her or its bank, broker or other nominee with instructions, as applicable, it will have the effect of a vote cast “AGAINST” such proposal.

The Raytheon merger-related compensation proposal requires the affirmative vote of holders of a majority of the shares of Raytheon common stock represented (in person or by proxy) at the Raytheon special meeting and entitled to vote on the proposal, assuming a quorum. If a Raytheon stockholder present in person at the Raytheon special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a Raytheon stockholder is not present in person at the Raytheon special meeting and does not respond by proxy or does not provide his, her or its bank, broker or other nominee with instructions, as applicable, it will have no effect on the vote count for such proposal.

The Raytheon adjournment proposal requires the affirmative vote of a majority of the votes cast by holders of outstanding shares of Raytheon common stock entitled to vote (in person or by proxy) at the Raytheon special meeting. If a Raytheon stockholder present in person at the Raytheon special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a Raytheon stockholder is not present in person at the Raytheon special meeting and does not respond by proxy or does not provide his, her or its bank, broker or other nominee with instructions, as applicable, it will have no effect on the vote count for such proposal.

Proxies and Revocations

Any Raytheon stockholder of record entitled to vote at the Raytheon special meeting may submit a proxy by telephone, over the Internet, by returning the enclosed Raytheon proxy card in the accompanying prepaid reply envelope or may vote in person by appearing at the Raytheon special meeting. If your shares of Raytheon common stock are held in “street name” through a bank, broker or other nominee, you should instruct your bank, broker or other nominee on how to vote your shares of Raytheon common stock using the instructions provided by your bank, broker or other nominee.

We expect that many Raytheon stockholders will not attend the Raytheon special meeting in person, and instead will be represented by proxy. Most Raytheon stockholders have a choice of voting over the Internet, by using a toll-free telephone number, or by returning a completed proxy card or voting instruction form. Please check your notice, proxy card or the information forwarded by your broker, bank, trust or other holder of record to see which options are available to you. The Internet and telephone voting procedures have been designed to authenticate Raytheon stockholders, to allow you to vote your shares, and to confirm that your instructions have been properly recorded. The Internet and telephone voting facilities for Raytheon stockholders of record will close at 11:59 p.m. Eastern Time on October 10, 2019. If your shares are held through a broker, bank, trust or other holder of record and Internet or telephone facilities are made available to you, these facilities may close sooner than those for stockholders of record.

You can revoke your proxy at any time before it is exercised by delivering a properly executed, later-dated proxy (including an Internet or telephone vote) or by voting by ballot at the Raytheon special meeting. Executing your proxy in advance will not limit your right to vote at the Raytheon special meeting if you decide to attend in person. However, if your shares are held in the name of a broker, bank, trust or other holder of record, you cannot vote at the Raytheon special meeting unless you have a legal proxy, executed in your favor, from the holder of record.

All shares entitled to vote and represented by properly executed proxies received prior to the Raytheon special meeting and not revoked will be voted at the Raytheon special meeting in accordance with your instructions. If you sign and return your proxy but do not indicate how your shares should be voted on a proposal, the shares represented by your proxy will be voted as the Raytheon Board recommends for such proposal.

If you are a participant in the Raytheon Dividend Reinvestment Plan, shares acquired under the plan may be voted in the same manner as the shares that generated the dividends for reinvestment. Thus, these shares may be voted by following the same procedures as those described above.

If you are a participant in the Raytheon Savings and Investment Plan, your proxy will serve as the voting instructions to the trustee for all shares you own through the plan. If you own shares through this plan and do not provide voting instructions, the trustee will vote your shares at the Raytheon special meeting in the same proportion as shares for which instructions were received. Please see additional information as described below under “How to Vote Your Raytheon Savings and Investment Plan Shares by Proxy.”

If you are a record holder, you may change or revoke your vote before your proxy is voted at the Raytheon special meeting as described herein. You may do this in one of the following four ways: (1) by logging onto the Internet website specified on your Raytheon proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your Raytheon proxy card, in each case, if you are eligible to do so; (2) by sending a notice of revocation to the corporate secretary of Raytheon; (3) by sending a completed Raytheon proxy card bearing a later date than your original Raytheon proxy card; or (4) by attending the Raytheon special meeting and voting in person. If you choose any of the first three methods, you must take the described action no later than the beginning of the Raytheon special meeting. If shares are allocated to your account under the Raytheon Savings and Investment Plan and you have directed the plan trustee on how to vote such shares pursuant to the email instruction, you should take the same actions detailed in these email instructions on how to direct the plan trustee to vote to change or revoke such direction. If shares are allocated to your account under the Raytheon Savings and Investment Plan and you have directed the plan trustee on how to vote such shares, you may revoke your directions to the plan trustee by duly submitting subsequently dated instructions by telephone or via the Internet (using the original instructions provided to you), but must do so before 11:59 p.m. Eastern Time on October 8, 2019.

Voting by UTC Directors and Executive Officers (page 163)

As of the close of business on August 29, 2019, the most recent practicable date for which such information was available, directors and executive officers of UTC and their affiliates owned and were entitled to vote 1,537,138 shares of UTC common stock, or less than 1% of the shares of common stock outstanding on that date. The number and percentage of shares of UTC common stock owned by directors and executive officers of UTC and their affiliates as of the UTC record date are not expected to be meaningfully different from the number and percentage as of August 29, 2019. It is currently expected that UTC’s directors and executive officers will vote their shares of UTC common stock in favor of each of the proposals to be considered at the

UTC special meeting, although none of them have entered into any agreements obligating them to do so. For information with respect to UTC common stock owned by directors and executive officers of UTC, please see the section entitled “UTC Beneficial Ownership Table.”

Voting by Raytheon Directors and Executive Officers (page 169)

As of the close of business on August 29, 2019, the most recent practicable date for which such information was available, directors and executive officers of Raytheon and its affiliates owned and were entitled to vote 443,487 shares of Raytheon common stock, or less than 1% of the shares of common stock outstanding on that date. The number and percentage of shares of Raytheon common stock owned by directors and executive officers of Raytheon and their affiliates as of the Raytheon record date are not expected to be meaningfully different from the number and percentage as of August 29, 2019. It is currently expected that Raytheon’s directors and executive officers will vote their shares of common stock in favor of each of the proposals to be considered at the Raytheon special meeting, although none of them have entered into any agreements obligating them to do so. For information with respect to Raytheon common stock owned by directors and executive officers of Raytheon, please see the section entitled “Raytheon Beneficial Ownership Table.”

The number of shares reflected above does not include shares underlying outstanding Raytheon RSU awards or Raytheon PSU awards.

Governance of the Combined Company (page 141)

UTC’s certificate of incorporation will be amended effective as of the completion of the merger to change the name of the combined company to “Raytheon Technologies Corporation.” The ticker symbol of the combined company following the completion of the merger will be “RTX.”

At the completion of the merger, the by-laws of UTC will be amended and restated to be in the form set forth in Exhibit A to the merger agreement, referred to as the amended and restated by-laws.

The merger agreement and the form of the amended and restated by-laws, copies of which are attached to this joint proxy statement/prospectus as Annex A and Annex B, respectively, contain certain provisions relating to the governance of the combined company following completion of the merger, which reflect the merger of equals structure of the proposed business combination as set forth below.

Headquarters

After the completion of the merger, the combined company will have its headquarters in the Greater Boston Metropolitan Area. Prior to the specified date, a resolution of at least 75% of the then-serving directors of the combined company will be required to change the location of the combined company’s headquarters.

Executive Chair and Chief Executive Officer of the Combined Company; Other Officers

The Chief Executive Officer of UTC as of immediately before the completion of the merger will continue to serve as the Chief Executive Officer of the combined company. The Chief Executive Officer of Raytheon as of immediately before the completion of the merger will be appointed to serve as the Executive Chairman of the combined company for a term ending upon the specified date, after which the Chief Executive Officer of the combined company will become the Chairman of the combined company in addition to continuing to serve as the Chief Executive Officer, with the removal of either of the foregoing individuals during such time (and in the case of the Chief Executive Officer of UTC as of immediately prior to the completion of the merger, until the later of (1) the specified date and (2) the one-year anniversary of his succeeding to the role of Chairman of the combined company) being brought for consideration before the board of directors of the combined company only upon the approval of at least 75% of the then-serving directors of the combined company. Until the specified date, the replacement of the Chief Executive Officer of the combined company in accordance with the amended and restated by-laws will be determined by the independent directors, including at least two UTC independent continuing directors and two Raytheon independent continuing directors (each as defined below).

Officers of the combined company as of the completion of the merger, other than the Executive Chairman and the Chief Executive Officer, will be mutually agreed between UTC and Raytheon, cooperating in good faith and through a process overseen by each company’s Chief Executive Officer.

Board of Directors

The board of directors of the combined company as of the completion of the merger will have 15 members, consisting of:

•	seven directors, designated by the UTC Board, each of whom will be a member of the UTC Board as of immediately before the completion of the merger and each of whom will qualify as an “independent director” under the listing standards of the NYSE and the applicable rules of the SEC, referred to, together with the Chief Executive Officer of UTC as of immediately before the completion of the merger, as the UTC continuing directors;
•	six directors, designated by the Raytheon Board, each of whom will be a member of the Raytheon Board as of immediately before the completion of the merger and each of whom will qualify as an “independent director” under the listing standards of the NYSE and the applicable rules of the SEC, referred to, together with the Chief Executive Officer of Raytheon as of immediately before the completion of the merger, as the Raytheon continuing directors; and
•	the Chief Executive Officer of UTC as of immediately before the completion of the merger, and the Chief Executive Officer of Raytheon as of immediately before the completion of the merger.

As of the date of this joint proxy statement/prospectus, UTC expects that the following eight UTC directors will be designated to serve on the combined company board of directors as UTC continuing directors: Gregory J. Hayes, Lloyd J. Austin III, Ellen J. Kullman, Marshall O. Larsen, Margaret L. O’Sullivan, Denise L. Ramos, Fredric G. Reynolds and Brian C. Rogers. As of the date of this joint proxy statement/prospectus, Raytheon expects that the following seven Raytheon directors will be designated to serve on the combined company board of directors as Raytheon continuing directors: Thomas A. Kennedy, Tracy A. Atkinson, George R. Oliver, Dinesh C. Paliwal, Ellen M. Pawlikowski, James A. Winnefeld, Jr. and Robert O. Work.

Biographical information for UTC’s expected designees to the combined company board of directors is incorporated by reference from the Definitive Proxy Statement for UTC’s 2019 annual meeting filed with the SEC on March 18, 2019. Biographical information for Raytheon’s expected designees to the combined company board of directors is incorporated by reference from the Definitive Proxy Statement for Raytheon’s 2019 annual meeting filed with the SEC on April 16, 2019.

Following the completion of the merger and until the specified date, unless at least 75% of the then-serving directors of the combined company adopt a resolution to the contrary, the board of directors will continue to be comprised of UTC continuing directors (and, in the event of a vacancy among the UTC continuing directors, a replacement UTC continuing director proposed by the remaining UTC continuing directors) and Raytheon continuing directors (and, in the event of a vacancy among the Raytheon continuing directors, a replacement Raytheon continuing director proposed by the remaining Raytheon continuing directors), as described above.

Lead Independent Director

The board of directors of the combined company will designate a Lead Independent Director. Following the completion of the merger and until the specified date, unless at least 75% of the then-serving directors of the combined company adopt a resolution to the contrary, the Lead Independent Director will be designated from among the independent Raytheon continuing directors.

Committees of the Board of Directors

Following the completion of the merger and until the specified date, unless at least 75% of the then-serving directors of the combined company adopt a resolution to the contrary, the board of directors of the combined company will have the following standing committees: the Audit Committee, the Compensation Committee, the Committee on Governance and Public Policy, the Finance Committee and the Special Activities Committee. The chair of each of the Special Activities Committee, the Compensation Committee and the Committee on Governance and Public Policy will be a Raytheon continuing director (or, in the event of a vacancy among the Raytheon continuing directors, a replacement Raytheon continuing director proposed by the remaining Raytheon continuing directors). The chair of each of the Audit Committee and the Finance Committee will be a UTC continuing director (or, in the event of a vacancy among the UTC continuing directors, a replacement UTC continuing director proposed by the remaining UTC continuing directors). The number of Raytheon continuing directors on each committee will be the same as the number of UTC continuing directors on such committee.

See “The Merger—Governance of the Combined Company” and “The Merger Agreement—Governance of the Combined Company.”

Regulatory Approvals (page 132)

Under the HSR Act and related rules, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division of the United States Department of Justice, referred to as the Antitrust Division, and the United States Federal Trade Commission, referred to as the FTC, and all statutory waiting period requirements have been satisfied. Completion of the merger is subject to the expiration or earlier termination of the applicable waiting periods under the HSR Act. UTC and Raytheon each filed their respective HSR Act notification forms on June 21, 2019. On July 22, 2019, UTC and Raytheon each received a request for additional information and documentary material, often referred to as a “second request,” from the Antitrust Division under the HSR Act.

Completion of the merger is further subject to the receipt of other required regulatory approvals or clearances under the competition laws of the European Union, Australia, Canada, Common Market for Eastern and Southern Africa, Israel, Japan, Republic of Korea, Taiwan and Turkey, and under the foreign investment laws of Australia, France and Germany.

There can be no assurance that a challenge to the merger on antitrust or other regulatory grounds will not be made or, if such a challenge is made, that it would not be successful.

See “The Merger—Regulatory Approvals.”

Litigation Relating to the Merger (page 136)

As of September 3, 2019, ten complaints have been filed by purported Raytheon stockholders challenging the proposed merger. The complaints generally assert claims under Sections 14(a) and 20(a) of the Exchange Act challenging the adequacy of certain disclosures made in the joint proxy statement/prospectus which forms part of the registration statement on Form S-4 filed with the SEC on July 17, 2019. The complaints seek, among other relief, an injunction preventing Raytheon from holding the Raytheon special meeting or consummating the transaction, damages in the event that the merger is consummated, and attorneys’ fees. In addition, one complaint has been filed by a purported UTC shareowner asserting claims under state law challenging the adequacy of the disclosures made in the joint proxy statement/prospectus which forms part of the registration statement on Form S-4 filed with the SEC on July 17, 2019. The complaint seeks, among other relief, an injunction prohibiting the parties from completing the merger, damages, and attorneys’ fees. For a more detailed description of litigation in connection with the merger, see “The Merger—Litigation Relating to the Merger.” Raytheon and UTC believe the claims asserted in the complaints are without merit.

The Separation and the Distributions (page 155)

Before the completion of the merger, UTC will complete the separation and each of the Carrier distribution and the Otis distribution in accordance with the merger agreement, including the separation principles, which distributions will be effected by pro rata distributions to the pre-merger shareowners of UTC (and not to the stockholders of Raytheon) of 100% of the common stock of each of Otis SpinCo and Carrier SpinCo. The merger agreement provides that (subject to the right of UTC to complete the separation and the distributions earlier in UTC’s discretion) the separation and each of the Otis distribution and the Carrier distribution will be completed as promptly as reasonably practicable (taking into account the requirements of applicable law and the rules and regulations of the NYSE), but in any event on or before the fourth business day before the outside date (as defined under “—Termination of the Merger Agreement”) (as the outside date may be extended as described under “—Termination of the Merger Agreement,” and subject to an additional automatic extension to the first business day after the 35th day following the date on which the events described in each of the following clauses (1) and (2) have occurred if the date on which each of such events have occurred is fewer than 35 days before the then-applicable outside date), after (1) the satisfaction or waiver of all of the conditions to UTC’s obligation under the merger agreement to complete the separation, the distributions and the merger and (2) receipt by UTC from Raytheon of (a) written confirmation that each of the conditions to Raytheon’s obligation under the merger agreement to complete the merger have been satisfied or waived and Raytheon stands ready, willing and able to close the merger and (b) an executed officer’s certificate certifying Raytheon’s compliance with its representations, warranties and obligations under the merger agreement.

Raytheon Special Dividend

On or prior to the date that is ten business days prior to the anticipated completion of the merger, UTC may, if it determines in good faith that (1) the applicable net indebtedness, of UTC RemainCo as of immediately prior to the completion of the merger is reasonably expected to exceed the target indebtedness amount of $24.3 billion (with the amount of any such excess being referred to as the overage amount) and (2) the aggregate outstanding principal amount of total indebtedness for borrowed money of Otis SpinCo, Carrier SpinCo and their respective subsidiaries as of immediately following the completion of the Otis distribution (in the case of Otis SpinCo) and the Carrier distribution (in the case of Carrier SpinCo) would exceed $18.25 billion, notify Raytheon of the overage amount, referred to as the applicable net indebtedness notice.

In such event (1) Raytheon may, in its sole discretion, declare (with a record date prior to the completion of the merger) and pay to its stockholders a special cash distribution, referred to as the Raytheon special dividend, in an aggregate amount equal to the product of (a) a fraction, the numerator of which is 0.43 and the denominator of which is 0.57, and (b) the overage amount, and (2) whether or not Raytheon determines to pay the Raytheon special dividend, the target indebtedness amount will automatically increase by an amount equal to the overage amount.

However, if the aggregate amount of the Raytheon special dividend would equal $250 million or less, UTC may, in its discretion, withdraw the applicable net indebtedness notice and no Raytheon special dividend would be payable (and, if UTC does not withdraw the applicable net indebtedness notice, then Raytheon may declare and pay a Raytheon special dividend in an aggregate amount equal to $250 million and the target indebtedness amount will automatically increase by $331 million).

UTC may not deliver an applicable net indebtedness notice if it would result in the aggregate amount of the Raytheon special dividend exceeding $2 billion, in which case no Raytheon special dividend would be payable.

For a more complete description of the separation and the distributions, see “The Merger Agreement—The Separation and the Distributions.”

Conditions to Completion of the Merger (page 156)

In addition to the approval of the UTC share issuance proposal by UTC shareowners and of the Raytheon merger proposal by Raytheon stockholders, completion of the merger is subject to the satisfaction (or waiver to the extent permitted by law) of a number of other conditions, including:

•	the expiration or termination of the applicable waiting periods under the HSR Act;
•	the receipt of other required regulatory approvals or clearances under the competition laws of the European Union, Australia, Canada, Common Market for Eastern and Southern Africa, Israel, Japan, Republic of Korea, Taiwan and Turkey, and under the foreign investment laws of Australia, France and Germany;
•	the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and the effectiveness of the registration statements filed with the SEC in connection with each of the distributions;
•	approval of the listing on the NYSE of the UTC common stock forming part of the merger consideration and approvals for listing of the shares of common stock to be distributed in each of the Carrier distribution and the Otis distribution on the applicable securities exchange(s);
•	the absence of an injunction or law prohibiting the separation, either of the distributions or the merger;
•	receipt by UTC of (1) the IRS ruling and (2) an opinion of outside counsel regarding the qualification of certain elements of each of the Carrier distribution and the Otis distribution under Section 355 of the Code;
•	receipt by each of UTC and Raytheon of an opinion of its respective outside counsel to the effect that (1) the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (2) the merger will not cause Section 355(e) of the Code to apply to either the Otis distribution or the Carrier distribution;
•	receipt by UTC of solvency opinions relating to the distributions;

•	the accuracy of the representations and warranties of UTC or Raytheon, as applicable, made in the merger agreement (subject to the materiality standards set forth in the merger agreement);
•	the performance by UTC or Raytheon, as applicable, of its covenants and obligations under the merger agreement in all material respects, and, with respect to UTC, compliance in all respects with the covenant that the applicable net indebtedness of UTC RemainCo as of immediately prior to the completion of the merger will not exceed $24.3 billion (subject to adjustment as described in “The Merger Agreement—The Separation and the Distributions”); and
•	delivery of an officer certificate by the other party certifying satisfaction of the conditions described in the preceding two bullet points.

In addition, the completion of the merger is subject to the prior completion of the separation and the distributions.

The parties expect to complete the merger after all of the conditions to the merger in the merger agreement are satisfied or waived, including after UTC receives shareowner approval of the UTC share issuance proposal at the UTC special meeting and Raytheon receives stockholder approval of the Raytheon merger proposal at the Raytheon special meeting, after UTC and Raytheon receive all required regulatory approvals and after UTC completes the separation and the distributions. For a more complete description of the conditions to the merger, see “The Merger Agreement—Conditions to the Merger.”

Timing of the Transaction (page 132)

The parties expect the merger to be completed in the first half of calendar year 2020 after the completion of the separation and distributions as described further in “The Merger Agreement—The Separation and the Distributions.” Neither UTC nor Raytheon can predict, however, the actual date on which the merger will be completed because it is subject to conditions beyond each company’s control, including obtaining necessary regulatory approvals. For a more complete description of the conditions to the merger, see “The Merger Agreement—Conditions to the Merger.”

Ownership of the Combined Company after the Merger

As of the date of this joint proxy statement/prospectus, based on the current number of shares of UTC common stock and Raytheon common stock outstanding and reserved for issuance, we estimate that, immediately following completion of the merger, former holders of Raytheon common stock will own approximately 43% and pre-merger holders of UTC common stock will own approximately 57% of the common stock of the combined company. The exact equity stake of UTC shareowners and Raytheon stockholders in the combined company immediately following the merger will depend on the number of shares of UTC common stock and Raytheon common stock issued and outstanding immediately prior to the merger.

No Solicitation; Change of Recommendation (page 147)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, and subject to the exceptions summarized below, each of UTC and Raytheon has agreed that it will not, and it will cause its controlled affiliates and its and their officers, directors, employees, investment bankers, financial advisors, attorneys, accountants and other representatives not to, directly or indirectly (1) solicit, initiate or knowingly encourage or take any other action to facilitate any alternative transaction (as defined in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation of Alternative Transactions”) to acquire 20% or more of UTC’s or Raytheon’s, as applicable, voting power or 20% or more of UTC RemainCo’s or Raytheon’s, as applicable, consolidated revenues, net income or assets, or (2) participate in any discussions or negotiations, or cooperate in any way with any person, with respect to any alternative transaction.

The merger agreement includes certain exceptions to the non-solicitation covenant such that, prior to obtaining the UTC shareowner approval or the Raytheon stockholder approval, UTC or Raytheon, as applicable, may participate in discussions and negotiations concerning an unsolicited alternative transaction if the UTC Board or Raytheon Board, as applicable, determines in good faith, after consultation with its outside counsel and financial advisors, that the alternative transaction constitutes or would reasonably be expected to result in a “superior proposal” (as defined in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation of Alternative Transactions”). Also, each of the UTC Board and the Raytheon

Board may, subject to complying with certain specified procedures, including providing Raytheon and UTC, as applicable, with a good faith opportunity to negotiate, (1) change its recommendation in favor of the UTC share issuance proposal or the Raytheon merger proposal, as applicable, in response to an unsolicited “superior proposal”, to the extent failure to do so would be inconsistent with its fiduciary duties under applicable law, or (2) change its recommendation in favor of the UTC share issuance proposal or Raytheon merger proposal, as applicable, in response to an “intervening event” (as defined in the section entitled “The Merger Agreement—Covenants and Agreements—Changes in Board Recommendations”) that becomes known after the date of the merger agreement but prior to the UTC shareowner approval or the Raytheon stockholder approval, as applicable, to the extent failure to do so would be inconsistent with its fiduciary duties under applicable law.

For a more complete description of the limitations on the solicitation of transaction proposals from third parties and the ability of the UTC Board or the Raytheon Board, as applicable, to change its respective recommendation with respect to the transaction, see “The Merger Agreement—Covenants and Agreements—No Solicitation of Alternative Transactions;—Changes in Board Recommendations.”

Termination of the Merger Agreement; Termination Fee (page 158)

The merger agreement may be terminated by mutual written consent of Raytheon and UTC at any time before the completion of the merger. In addition, the merger agreement may be terminated by either Raytheon or UTC:

•	if the merger has not been completed by July 1, 2020, (1) subject to an automatic extension to January 4, 2021 if the conditions other than the antitrust-related conditions are or would be satisfied as of such date, and subject to further extension at UTC’s election if the antitrust-related conditions have been satisfied on or after November 15, 2020 and the condition relating to the completion of the separation and distributions has not yet been satisfied, which extension would be to the first business day after the 50th day following the date on which the last of the antitrust-related conditions have been satisfied or (2) subject to extension at the election of UTC or Raytheon to October 1, 2020 if certain conditions other than certain separation-related conditions are or would be satisfied as of July 1, 2020 and subject to further extension at Raytheon’s election to January 4, 2021 if the separation-related conditions have not yet been satisfied as of October 1, 2020, but the other conditions have been or would be satisfied as of such date, and subject to the additional 35-day extension referred to above in “—The Separation and the Distributions” (we refer to July 1, 2020, as so extended, as the outside date);
•	if the Raytheon stockholder approval has not been obtained at the Raytheon special meeting or at any adjournment or postponement of such meeting;
•	if the UTC shareowner approval has not been obtained at the UTC special meeting or at any adjournment or postponement of such meeting;
•	if any governmental entity of competent jurisdiction has issued or entered any order or any applicable law has been enacted or promulgated that would permanently restrain, enjoin or otherwise prohibit the completion of the separation, either the Otis distribution or the Carrier distribution, or the merger;
•	if UTC or Raytheon breaches or fails to perform any of its representations, warranties, covenants or other agreements in the merger agreement, which breach or failure to perform would result in the failure of a condition related to the accuracy of its representations and warranties or performance of its covenants in the merger agreement, subject to certain materiality thresholds and rights to cure and other limitations; or
•	at any time prior to the UTC special meeting or Raytheon special meeting, respectively, if the UTC Board or the Raytheon Board changes its recommendation to its shareowners or stockholders to vote in favor of the transaction or the other party willfully breaches certain covenants under the merger agreement to not solicit alternative transactions, referred to as a triggering event.

If the merger agreement is terminated as described above, the merger agreement will be void without liability or obligation on the part of any party, subject to certain exceptions, including as described below and that no party will be relieved from liability for any willful breach of the merger agreement, or fraud.

The merger agreement provides for payment of a termination fee by Raytheon to UTC of $1.785 billion in connection with a termination of the merger agreement under the following circumstances:

•	if UTC terminates the merger agreement as a result of a triggering event (as described above), or UTC or Raytheon terminates the merger agreement because the Raytheon stockholder approval has not been obtained at the Raytheon special meeting or at any adjournment or postponement of such meeting at a time when UTC could have terminated the merger agreement as a result of a triggering event; or
•	if UTC or Raytheon terminates the merger agreement because the Raytheon stockholder approval has not been obtained at the Raytheon special meeting or at any adjournment or postponement of such meeting or UTC terminates the merger agreement as a result of a breach or failure to perform by Raytheon (pursuant to the termination right described above) of certain of its covenants, and, in each case, an alternative transaction (with regard to 50% or more of the voting power, consolidated revenues, net income or assets of Raytheon) is publicly disclosed or (in the case of UTC terminating for such a breach) otherwise made known to the Raytheon Board and not irrevocably withdrawn, and Raytheon completes an alternative transaction or enters into a definitive agreement with respect to an alternative transaction within 12 months of the termination (regardless of when or whether such other transaction is completed).

The merger agreement provides for payment of a termination fee by UTC to Raytheon of $2.365 billion in connection with a termination of the merger agreement under the following circumstances:

•	if Raytheon terminates the merger agreement as a result of a triggering event (as described above), or Raytheon or UTC terminates the merger agreement because the UTC shareowner approval has not been obtained at the UTC special meeting or at any adjournment or postponement of such meeting at a time when Raytheon could have terminated the merger agreement as a result of a triggering event; or
•	if Raytheon or UTC terminates the merger agreement because the UTC shareowner approval has not been obtained at the UTC special meeting or at any adjournment or postponement of such meeting or Raytheon terminates the merger agreement as a result of a breach or failure to perform by UTC (pursuant to the termination right described above) of certain of its covenants, and, in each case, an alternative transaction (with regard to 50% or more of the voting power of UTC or 50% or more of the consolidated revenues, net income or assets of UTC RemainCo) is publicly disclosed or (in the case of Raytheon terminating for such a breach) otherwise made known to the UTC Board and not irrevocably withdrawn, and UTC completes an alternative transaction or enters into a definitive agreement with respect to an alternative transaction within 12 months of the termination (regardless of when or whether such other transaction is completed).

For a more complete description of each party’s termination rights and the related termination fee obligations, see “The Merger Agreement—Termination” and “The Merger Agreement—Expenses and Termination Fees.”

No Appraisal Rights (page 132)

Holders of UTC common stock and holders of Raytheon common stock are not entitled to appraisal rights under the DGCL with respect to the merger. For more information, see “The Merger—No Appraisal Rights in the Merger.”

Material U.S. Federal Income Tax Consequences of the Merger (page 133)

The obligations of UTC and Raytheon to complete the merger are conditioned upon the receipt by each of UTC and Raytheon of an opinion of its respective outside counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the merger will not cause Section 355(e) of the Code to apply to either the Otis distribution or the Carrier distribution. Provided the merger qualifies as a “reorganization,” U.S. holders (as defined in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger) of shares of Raytheon common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the receipt of UTC common stock in exchange for Raytheon common stock in the merger (other than gain or loss, if any, with respect to any cash received in lieu of a fractional share of Raytheon common stock). Provided the merger will not cause Section 355(e) of the Code to apply to either the Otis distribution or the Carrier distribution, UTC will not be required to recognize taxable gain with respect to the distributions as a result of the merger.

The U.S. federal income tax treatment of any Raytheon special dividend, as described in the section entitled “The Merger Agreement—The Separation and the Distributions,” is not entirely clear under current law. Absent further clarification by the IRS, Raytheon intends to report any Raytheon special dividend for U.S. federal income tax purposes as a dividend to the extent paid out of Raytheon’s current or accumulated earnings and profits. It is possible that the IRS could seek to treat any Raytheon special dividend as part of the merger consideration paid by UTC to Raytheon stockholders.

The material U.S. federal income tax consequences of the merger are discussed in more detail in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger.” The discussion of the material U.S. federal income tax consequences contained in this joint proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger that may vary with, or are dependent on, individual circumstances. In addition, it does not address the effects of any foreign, state, or local tax laws or any U.S. federal tax laws other than U.S. federal income tax laws.

All holders of Raytheon common stock should consult their own tax advisors as to the specific tax consequences to them of the merger and any Raytheon special dividend, including the applicability and effect of any U.S. federal, state, local, non-U.S. and other tax laws.

Accounting Treatment (page 135)

UTC prepares its financial statements in accordance with GAAP. The merger will be accounted for as an acquisition of Raytheon by UTC under the acquisition method of accounting in accordance with GAAP. UTC will be treated as the acquiror for accounting purposes. In identifying UTC as the accounting acquiror, UTC and Raytheon considered the structure of the transaction and other actions contemplated by the merger agreement, relative outstanding share ownership and market values, the composition of the combined company’s board of directors, the relative size of UTC and Raytheon, and the designation of certain senior management positions of the combined company.

Rights of Raytheon Stockholders Will Change as a Result of the Merger (page 206)

Raytheon stockholders will have different rights once they become UTC shareowners due to differences between the organizational documents of UTC and Raytheon. These differences are described in more detail under “Comparison of the Rights of UTC Shareowners and Raytheon Stockholders.”

Risk Factors (page 40)

You should consider all the information contained in or incorporated by reference into this joint proxy statement/prospectus in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. In particular, you should carefully consider the risks that are described in the section entitled “Risk Factors.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF UTC

The following table presents selected historical consolidated financial data for UTC as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 and as of and for the six months ended June 30, 2019 and 2018. The statement of operations data and cash flow data for the years ended December 31, 2018, 2017 and 2016 and the balance sheet data as of December 31, 2018 and 2017 have been obtained from UTC’s audited consolidated financial statements incorporated by reference in UTC’s Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference into this joint proxy statement/prospectus. The statement of operations data for the years ended December 31, 2015 and 2014 and the balance sheet data as of December 31, 2016, 2015 and 2014 have been derived from UTC’s audited consolidated financial statements for such years, which have not been incorporated by reference into this joint proxy statement/prospectus. The financial data as of and for the six months ended June 30, 2019 and the statement of operations data and cash flow data for the six months ended June 30, 2018 have been obtained from UTC’s unaudited condensed consolidated financial statements included in UTC’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, which is incorporated by reference into this joint proxy statement/prospectus. The balance sheet data as of June 30, 2018 has been derived from UTC’s unaudited condensed consolidated financial statements for such quarter, which have not been incorporated by reference into this joint proxy statement/prospectus.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in UTC’s Annual Report on Form 10-K for the year ended December 31, 2018 and UTC’s Quarterly Report on Form 10-Q for the six months ended June 30, 2019, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. See the section entitled “Where You Can Find More Information.”

The below information does not give effect to the distributions and, as such, includes the Otis business and the Carrier business. See “Selected Unaudited Pro Forma Combined Financial Information.”

	Six Months Ended June 30,		Year Ended December 31,
(Dollars and shares in millions, except per share amounts)	2019	2018	2018		2017		2016		2015		2014
For Six Months/Year
Net sales	$37,999	$31,947	$66,501		$59,837		$57,244		$56,098		$57,900
Research and development	1,471	1,143	2,462		2,427		2,376		2,262		2,489
Restructuring costs	178	149	307		253		290		396		354
Net income from continuing operations	3,424	3,507	5,654	(1)	4,920	(1)	5,436	(1)	4,356	(1)	6,468
Net income from continuing operations attributable to common shareowners	3,246	3,345	5,269	(1)	4,552	(1)	5,065	(1)	3,996	(1)	6,066
Basic earnings per share—Net income from continuing operations attributable to common shareowners	3.80	4.23	6.58		5.76		6.19		4.58		6.75
Diluted earnings per share—Net income from continuing operations attributable to common shareowners	3.76	4.18	6.50		5.70		6.13		4.53		6.65
Cash dividends per common share	1.47	1.40	2.84		2.72		2.62		2.56		2.36
Average number of shares of common stock outstanding:
Basic	854	790	800		790		818		873		898
Diluted	862	800	810		799		826		883		912
Cash flows provided by operating activities of continuing operations	3,611	2,555	6,322		5,631		6,412		6,755		6,979
Capital expenditures	830	709	1,902		2,014		1,699		1,652		1,594
Acquisitions, including debt assumed & equity issued	32	134	31,142		231		712		556		530
Repurchases of common stock	69	52	325	(3)	1,453		2,254		10,000	(3)	1,500
Dividends paid on common stock (excluding ESOP)	1,219	1,070	2,170		2,074		2,069		2,184		2,048
At Six Month/Year End
Working capital	$1,636	$11,488	$4,135	(2)(4)	$8,467	(2)	$6,644	(2)(4)	$4,088	(2)(4)	$5,921	(2)
Total assets	138,990	101,569	134,211	(2)	96,920	(2)	89,706	(2)	87,484	(2)	86,338	(2)
Long-term debt, including current portion	44,112	27,324	44,068	(2),(5)	27,093	(2),(5)	23,300	(2),(5)	19,499	(2)	19,575	(2)
Total debt	45,251	28,309	45,537	(2),(5)	27,485	(2),(5)	23,901	(2),(5)	20,425	(2)	19,701	(2)
Total debt to total capitalization	51%	46%	53	%(5)	47	%(5)	45	%(5)	41%		38%
Total equity	42,977	33,346	40,610	(6)	31,421		29,169		28,844	(6)	32,564
(1)	2018 amounts include unfavorable tax charges of approximately $744 million primarily related to non-U.S. taxes that will become due when earnings of certain international subsidiaries are remitted, a $300 million pre-tax charge resulting from customer contract matters, partially offset by a $799 million pre-tax gain on the sale of Taylor Company. 2017 amounts include unfavorable tax charges of approximately $690 million related to U.S. tax reform legislation enacted in December, 2017, commonly referred to as the Tax Cuts and Jobs Act of 2017 and a $196 million pre-tax charge resulting from customer contract matters, partially offset by pre-tax gains of approximately $500 million on sales of available for sale securities. 2016 amounts include a $423 million pre-tax pension settlement charge resulting from defined benefit plan de-risking actions. 2015 amounts include pre-tax charges of: $867 million as a result of a contract settlement with the Canadian government, $295 million from customer contract negotiations at Collins Aerospace, and $237 million related to pending and future asbestos claims.
(2)	Excludes assets and liabilities of discontinued operations held for sale, for all periods presented.

(3)	The decrease in share repurchases in 2018 is due to the temporary suspension of activity in connection with the acquisition of Rockwell Collins, Inc., referred to as Rockwell Collins, announced on September 4, 2017, excluding activity relating to UTC’s employee savings plans. Share repurchases in 2015 include share repurchases under accelerated repurchase agreements of $2.6 billion in the first quarter of 2015 and $6.0 billion in the fourth quarter of 2015.
(4)	Working capital in 2018 includes the addition of contract assets and liabilities of $3.5 billion and $5.7 billion, respectively in accordance with ASC 606, Revenue from Contracts with Customers, referred to as the New Revenue Standard, as well as an increase in current borrowings of $1.8 billion. Working capital in 2015 includes approximately $2.4 billion of taxes payable related to the gain on the sale of Sikorsky, which were paid in 2016. As compared with 2014, 2015 working capital also reflects the reclassification of current deferred tax assets and liabilities to non-current assets and liabilities in connection with the adoption of Accounting Standards Update 2015-17.
(5)	The increase in the 2018 debt to total capitalization ratio primarily reflects additional borrowings in 2018 used to finance the acquisition of Rockwell Collins. The increase in the 2017 and 2016 debt to total capitalization ratio primarily reflects additional borrowings to fund share repurchases, 2017 discretionary pension contributions, and for general corporate purposes.
(6)	The increase in total equity in 2018 is due to UTC common stock issued as consideration in the acquisition of Rockwell Collins. The decrease in total equity in 2015, as compared with 2014, reflects the share repurchase program, partly funded by proceeds from the sale of Sikorsky.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF RAYTHEON

The following table presents selected historical consolidated financial data for Raytheon as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 and as of and for the six months ended June 30, 2019 and July 1, 2018. The statement of operations data and cash flow data for the years ended December 31, 2018, 2017 and 2016 and the balance sheet data as of December 31, 2018 and 2017 have been obtained from Raytheon’s audited consolidated financial statements included in Raytheon’s Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference into this joint proxy statement/prospectus. The statement of operations data and cash flow data for the year ended December 31, 2015 and the balance sheet data as of December 31, 2016 have been derived from Raytheon’s audited consolidated financial statements for such year, which have not been incorporated by reference into this joint proxy statement/prospectus. The balance sheet data as of December 31, 2015 has been derived from Raytheon’s unaudited consolidated financial statements, which reflect the impact of the adoption of Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, and have not been incorporated by reference into this joint proxy statement/prospectus. The statement of operations data and cash flow data for the year ended December 31, 2014 and the balance sheet data as of December 31, 2014 have been derived from Raytheon’s unaudited consolidated financial statements for such year as they do not reflect the adoption of Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, and have not been incorporated by reference into this joint proxy statement/prospectus. The financial data as of and for the six months ended June 30, 2019 and the statement of operations data and cash flow data for the six months ended July 1, 2018 have been obtained from Raytheon’s unaudited consolidated financial statements included in Raytheon’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, which is incorporated by reference into this joint proxy statement/prospectus. The balance sheet data as of July 1, 2018 has been derived from Raytheon’s unaudited consolidated financial statements for such quarter, which have not been incorporated by reference into this joint proxy statement/prospectus.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in Raytheon’s Annual Report on Form 10-K for the year ended December 31, 2018 and Raytheon’s Quarterly Report on Form 10-Q for the six months ended June 30, 2019, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. See the section entitled “Where You Can Find More Information.”

	Six Months Ended		Year Ended December 31,
(In millions, except per share amounts and total employees)	June 30, 2019	July 1, 2018	2018	2017	2016	2015	2014
Results of Operations
Total net sales	$13,888	$12,892	$27,058	$25,348	$24,124	$23,321	$22,826
Operating income(1)	2,289	2,141	4,538	4,231	3,896	3,721	3,628
Retirement benefits non-service expense(1)	362	477	1,230	913	601	654	449
Income from continuing operations	1,588	1,414	2,883	1,999	2,212	2,094	2,193
Income (loss) from discontinued operations, net of tax	0	0	(1)	2	1	13	65
Net income attributable to Raytheon	1,598	1,433	2,909	2,024	2,244	2,110	2,244
Diluted earnings per share from continuing operations attributable to Raytheon stockholders	$5.69	$4.98	$10.15	$6.94	$7.55	$6.87	$6.97
Diluted earnings per share attributable to Raytheon stockholders	$5.69	$4.97	$10.15	$6.95	$7.55	$6.91	$7.18
Average diluted shares outstanding	281.0	288.2	286.8	291.4	296.8	305.2	312.6
Financial Position at Year-End or Quarter-End (as applicable)
Cash and cash equivalents	$2,173	$3,094	$3,608	$3,103	$3,303	$2,328	$3,222
Short-term investments	—	—	—	297	100	872	1,497
Total current assets	11,526	11,315	12,136	11,326	10,885	10,023	10,279
Property, plant and equipment, net	2,982	2,554	2,840	2,439	2,166	2,005	1,935
Total assets	32,186	30,738	31,864	30,860	30,238	29,477	27,716
Total current liabilities	7,871	7,017	8,288	7,348	6,539	6,275	5,752
Long-term liabilities (excluding debt and operating lease liabilities)	6,699	7,850	6,938	8,287	7,758	7,134	6,918
Long-term debt	4,257	4,752	4,755	4,750	5,335	5,330	5,325
Redeemable noncontrolling interest	435	512	411	512	449	355	—
Total equity	12,204	10,607	11,472	9,963	10,157	10,383	9,721
Cash Flow and Other Information
Net cash provided by (used in) operating activities from continuing operations	$412	$1,439	$3,428	$2,747	$2,852	$2,346	$2,064
Net cash provided by (used in) investing activities	(469)	(77)	(521)	(817)	53	(1,744)	(1,322)
Net cash provided by (used in) financing activities	(1,381)	(1,376)	(2,398)	(2,116)	(1,930)	(1,509)	(936)
Bookings	14,843	15,005	32,162	27,718	27,809	25,145	24,052
Total backlog at year-end or quarter-end (as applicable)	43,131	39,881	42,420	38,210	36,709	33,839	33,571
Dividends declared per share	$1.885	$1.735	$3.47	$3.19	$2.93	$2.68	$2.42
Total employees at year-end or quarter-end (as applicable)			67,000	64,000	63,000	61,000	61,000
(1)	Amounts reflect the impact of the adoption of Accounting Standards Update (ASU) 2017-07, Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, in the first quarter of 2018. See “Note 1: Summary of Significant Accounting Policies” within Item 8 of Raytheon’s Annual Report on Form 10-K for the year ended December 31, 2018 for additional information.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following table shows selected unaudited pro forma combined financial information about the financial condition and results of operations of the combined company after giving effect to the separation and the distributions and the merger as described in the section entitled “Unaudited Pro Forma Combined Financial Information.” The selected unaudited pro forma combined balance sheet data as of June 30, 2019 give effect to the transactions as if they occurred on June 30, 2019. The selected unaudited pro forma combined statement of operations data for the year ended December 31, 2018 and for the six months ended June 30, 2019 give effect to the transactions if they occurred on January 1, 2018, the first day of UTC’s 2018 year.

The selected pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma combined financial information of the combined company appearing elsewhere in this joint proxy statement/prospectus and the accompanying notes to the pro forma financial information. Additionally, the unaudited pro forma combined financial information contains estimated adjustments, based upon available information and certain assumptions that we believe are reasonable under the circumstances. The assumptions underlying the pro forma adjustments are described in greater detail in the section entitled “Notes to Unaudited Pro Forma Combined Financial Information.” In addition, the pro forma financial information were based on, and should be read in conjunction with, the historical consolidated financial statements and related notes of UTC and Raytheon for the applicable periods, which have been incorporated in this joint proxy statement/prospectus by reference. See the sections entitled “Unaudited Pro Forma Combined Financial Information” and “Where You Can Find More Information” for additional information.

(Dollars, in millions, except per share amounts)	Six Months Ended June 30, 2019	Year Ended December 31, 2018
Pro Forma Statement of Operations Data:
Net sales	$36,050	$69,172
Income from continuing operations attributable to common shareowners	4,047	6,154
Income from continuing operations per common share:
Basic	$2.69	$4.25
Diluted	2.68	4.22
Weighted average common shares outstanding:
Basic	1,502	1,448
Diluted	1,513	1,459
(Dollars, in millions)	As of June 30, 2019
Pro Forma Balance Sheet Data:
Cash and cash equivalents	$6,480
Total assets	184,678
Long-term debt, net of current portion	25,714
Total equity	91,791

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table summarizes per share data (1) for UTC and Raytheon on a historical basis, (2) for the combined company on an unaudited pro forma combined basis giving effect to the separation, the distributions and the merger and (3) on an unaudited pro forma combined equivalent basis.

The unaudited pro forma income from continuing operations per share for the year ended December 31, 2018 reflects the transactions as if they had occurred on January 1, 2018. The book value per share reflects the transactions as if they had occurred on June 30, 2019. The information in the table is based on, and should be read together with, the historical financial information of UTC and Raytheon which is incorporated by reference in this joint proxy statement/prospectus and the financial information contained under “Unaudited Pro Forma Combined Financial Information,” “Selected Historical Financial Data—Selected Historical Consolidated Financial Data of UTC” and “Selected Historical Financial Data—Selected Historical Consolidated Financial Data of Raytheon.” See the section entitled “Where You Can Find More Information.”

The unaudited pro forma combined per share data is presented for illustrative purposes only and is not necessarily indicative of actual or future financial position or results of operations that would have been realized if the transactions had been completed as of the dates indicated or will be realized upon the completion of the transactions. The summary pro forma information is preliminary, based on initial estimates of the fair value of assets acquired (including intangible assets) and liabilities assumed, and is subject to change as more information regarding the fair values are obtained, which changes could be materially different than the initial estimates.

	Historical United Technologies Corporation	Historical Raytheon Company	Unaudited Pro Forma Combined		Unaudited Pro Forma Combined Equivalent Basis(1)
Income from continuing operations per basic share attributable to common shareowners
Six months ended June 30, 2019	$3.80	$5.69	$2.69		$6.28
Twelve months ended December 31, 2018	$6.58	$10.16	$4.25		$9.92
Twelve months ended December 31, 2017	$5.76	$6.95	N/A		N/A
Twelve months ended December 31, 2016	$6.19	$7.55	N/A		N/A

Income from continuing operations per diluted share attributable to common shareowners
Six months ended June 30, 2019	$3.76	$5.69	$2.68		$6.26
Twelve months ended December 31, 2018	$6.50	$10.15	$4.22		$9.85
Twelve months ended December 31, 2017	$5.70	$6.94	N/A		N/A
Twelve months ended December 31, 2016	$6.13	$7.55	N/A		N/A

Cash dividends per share
Six months ended June 30, 2019	$1.47	$1.89	N/A	(2)	N/A	(2)
Twelve months ended December 31, 2018	$2.84	$3.47	N/A	(2)	N/A	(2)
Twelve months ended December 31, 2017	$2.72	$3.19	N/A	(2)	N/A	(2)
Twelve months ended December 31, 2016	$2.62	$2.93	N/A	(2)	N/A	(2)

Book value per share
As of June 30, 2019	$49.81	$43.84	$60.76		$141.86
(1)	Calculated by multiplying the pro forma combined data by the exchange ratio of 2.3348.
(2)	Pro forma combined dividends per share is not presented, as the dividend per share for the combined company will be determined by the board of directors of the combined company following completion of the merger.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Raytheon’s and UTC’s respective management’s current expectations or plans for UTC’s or the combined company’s future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, research and development, referred to as R&D, spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the merger or the separation and distributions, including estimated synergies and customer cost savings resulting from the merger, the expected timing of completion of the merger, the separation and the distributions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation:

•	negative effects of the announcement or pendency of the merger, the separation and the distributions on the market price of UTC’s and/or Raytheon’s respective common stock and/or on their respective financial performance;
•	the ability of the parties to receive the required regulatory approvals for the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of UTC’s shareowners and Raytheon’s stockholders and to satisfy the other conditions to the completion of the merger on a timely basis or at all;
•	the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement;
•	risks relating to the value of the UTC shares to be issued in the merger, significant transaction costs and/or unknown liabilities;
•	the possibility that the anticipated benefits, including technological innovation and cost synergies, from the merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction;
•	risks associated with transaction-related litigation;
•	the possibility that costs or difficulties related to the integration of UTC’s and Raytheon’s operations will be greater than expected;
•	the ability of each of Raytheon, UTC, the companies resulting from the separation and the distributions and the combined company to retain and hire key personnel;
•	the intended qualification of the merger as a tax-free reorganization and the intended qualification of each of the Otis distribution and the Carrier distribution, together with certain related transactions, as a transaction that is generally tax-free, in each case, for U.S. federal income tax purposes;
•	expected financing transactions undertaken in connection with the merger, the separation and the distributions, including maintaining the applicable net indebtedness of UTC RemainCo at or below $24.3 billion (subject to adjustment as described in “The Merger Agreement—The Separation and the Distributions”), and risks associated with additional indebtedness;

•	the impact of the merger, the separation and the distributions on the respective businesses of Raytheon and UTC and the risk that the separation and the distributions may be more difficult, time-consuming or costly than expected, including the impact on relationships of the combined company with customers, suppliers, employees and other business counterparties;
•	the scope, nature, impact or timing of the merger, the separation and the distributions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses (including, in the case of UTC, Rockwell Collins);
•	the expected benefits and timing of the separation and the distributions, and the risk that conditions to the separation and the distributions will not be satisfied and/or that the separation and the distributions will not be completed within the expected time frame, on the expected terms or at all;
•	the possibility that any opinions, consents, approvals or rulings, including those relating to tax, required in connection with the separation and the distributions will not be received or obtained within the expected time frame, on the expected terms or at all;
•	the risk that dis-synergy costs, costs of restructuring transactions and other costs incurred in connection with the separation and the distributions will exceed UTC’s estimates;
•	the timing and scope of future repurchases by the combined company of its common stock, which may be suspended at any time due to various factors, including market conditions and alternative plans that the combined company may have from time to time for uses of its cash;
•	the effect of economic conditions in the industries and markets in which UTC and Raytheon operate in the United States and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end-market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters, the financial condition of UTC’s and Raytheon’s customers and suppliers, and the risks associated with U.S. or foreign government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a government shutdown, or otherwise, and uncertain funding of programs);
•	challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including expected returns under customer contracts) of advanced technologies and new products and services;
•	future availability of credit and factors that may affect such availability, including credit market conditions and capital structure;
•	delays and disruption in delivery of materials and services from suppliers;
•	company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs);
•	new business and investment opportunities;
•	the ability to realize the intended benefits of organizational changes;
•	the anticipated benefits of diversification and balance of operations across product lines, regions and industries;
•	the outcome of legal proceedings, investigations and other contingencies;
•	pension plan assumptions and future contributions;
•	the impact of the negotiation of collective bargaining agreements and labor disputes;

•	the effect of changes in political conditions in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate, including the effect of changes in U.S. trade policies or the United Kingdom’s pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond;
•	the effect of changes in tax, environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anti-corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the United States and other countries in which UTC, Raytheon and the businesses of each operate;
•	risks relating to completed merger, acquisition and divestiture activities, including UTC’s ongoing integration of Rockwell Collins, and the risk that the integration between the UTC aerospace businesses and Raytheon may be more difficult, time-consuming or costly than expected; and
•	other risk factors as detailed from time to time in UTC’s and Raytheon’s reports filed with the SEC, including UTC’s and Raytheon’s respective annual reports on Form 10-K, quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC, including the risks and uncertainties set forth in or incorporated by reference into this joint proxy statement/prospectus in the section entitled “Risk Factors.”

There can be no assurance that the merger, the separation, the distributions or any other transaction described in this joint proxy statement/prospectus will in fact be completed in the manner described or at all. Any forward-looking statement speaks only as of the date on which it is made, and UTC and Raytheon assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

RISK FACTORS

In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including, among other things, the matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements,” UTC shareowners and Raytheon stockholders should carefully consider the following risk factors before deciding whether to vote in favor of the UTC share issuance proposal and Raytheon merger proposal, respectively. In addition, you should read and consider the risks associated with each of the UTC aerospace businesses and the businesses of Raytheon because these risks will relate to the combined company following the completion of the merger. Descriptions of some of these risks can be found in the UTC Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and the Raytheon Annual Report on Form 10-K for the fiscal year ended December 31, 2018, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this joint proxy statement/prospectus. You should also consider the other information in this document and the other documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information."

Risks Related to the Transaction

The merger is subject to conditions, some or all of which may not be satisfied, or completed on a timely basis, if at all. Failure to complete the merger could have material adverse effects on UTC and Raytheon.

The completion of the merger is subject to a number of conditions, including, among other things, the completion of the separation and the distributions, the receipt of the UTC shareowner approval and the Raytheon stockholder approval and receipt of certain regulatory approvals, which make the completion and timing of the merger uncertain. See the section entitled “The Merger Agreement—Conditions to the Merger” for a more detailed discussion. The failure to satisfy all of the required conditions could delay the completion of the merger for a significant period of time or prevent it from occurring at all. There can be no assurance that the conditions to the completion of the merger will be satisfied or waived or that the merger will be completed.

If the merger is not completed, each of UTC and Raytheon may be materially adversely affected and, without realizing any of the benefits of having completed the merger, will be subject to a number of risks, including the following:

•	the market price of UTC common stock or Raytheon common stock could decline;
•	each of UTC and Raytheon could owe a substantial termination fee to the other party in specified circumstances;
•	if the merger agreement is terminated and the UTC Board or the Raytheon Board seeks another business combination, UTC shareowners or Raytheon stockholders, as applicable, cannot be certain that UTC or Raytheon, as applicable, will be able to find a party willing to enter into a transaction on terms equivalent to or more attractive than the terms that the other party has agreed to in the merger agreement;
•	time and resources, financial and other, committed by UTC’s and Raytheon’s management to matters relating to the merger could otherwise have been devoted to pursuing other beneficial opportunities;
•	the timing and implementation of the separation and the distributions may be adversely impacted, and upon completion of the separation and the distributions, UTC RemainCo would be a smaller company with a different profile than if it had combined with Raytheon;
•	UTC or Raytheon may experience negative reactions from the financial markets or from its customers, suppliers or employees; and
•	UTC and Raytheon will each be required to pay its costs relating to the merger, such as legal, accounting, financial advisory and printing fees, whether or not the merger is completed.

In addition, if the merger is not completed, each of UTC and Raytheon could be subject to litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against such party to perform its obligations under the merger agreement. Any of these risks could materially and adversely impact UTC’s or Raytheon’s ongoing business, financial condition, financial results and stock price.

Similarly, delays in the completion of the merger could, among other things, result in additional transaction costs, loss of revenue or other negative effects associated with delay and uncertainty about completion of the merger and could materially and adversely impact UTC’s and Raytheon’s ongoing business, financial condition, financial results and stock price following the completion of the merger.

Delay or failure by Otis SpinCo and/or Carrier SpinCo to complete financing transactions in connection with the separation and the distributions may delay or prevent the completion of the merger.

UTC has agreed that, subject to the terms and conditions of the merger agreement, the applicable net indebtedness of UTC RemainCo will not exceed $24.3 billion (subject to adjustment as described in “The Merger Agreement—The Separation and the Distributions”) as of immediately prior to the completion of the merger. UTC expects to comply with the applicable net indebtedness obligation by distributing the net proceeds of financing transactions at, or debt securities of, each of Otis SpinCo and Carrier SpinCo to UTC to redeem, repay or otherwise retire existing UTC indebtedness. Such financing transactions will depend on, among other things, general economic and market conditions and the performance of the Otis business and the Carrier business, and may not be completed on a timely basis or on favorable terms, if at all.

The merger is subject to the expiration or termination of applicable waiting periods and the receipt of approvals, consents or clearances from several regulatory authorities that may impose conditions that could have an adverse effect on UTC, Raytheon or the combined company or, if not obtained, could prevent completion of the merger.

Before the merger may be completed, any applicable waiting periods (and any extensions thereof) under the HSR Act relating to the completion of the merger must have expired or been terminated and any authorization or consent from a governmental authority required to be obtained with respect to the merger under certain other applicable foreign regulatory laws must have been obtained. In deciding whether to grant the required regulatory authorization or consent, the relevant governmental entities will consider the effect of the merger within their relevant jurisdiction, including, among other things, the impact on the parties’ respective customers and suppliers and the applicable defense ministry and the impact of the parties’ foreign investment in the jurisdiction. The terms and conditions of the authorizations and consents that are granted, if any, may impose requirements, limitations or costs or place restrictions on the conduct of the combined company’s business or may materially delay the completion of the merger.

Under the merger agreement, UTC and Raytheon have agreed to use their respective reasonable best efforts to obtain such authorizations and consents, and each of UTC RemainCo and Raytheon has agreed to take any and all steps necessary to avoid or eliminate impediments under any antitrust laws that may be asserted by any governmental authority so as to enable the completion of the merger as promptly as practicable. However, UTC RemainCo’s and Raytheon’s obligations to take such actions are subject to limitations, including that neither UTC nor Raytheon will be required to commit to or effect any sale, divestiture, lease, holding separate pending a sale or other transfer or disposal, or certain other restrictions or actions if such actions in the aggregate would or would reasonably be expected to have a materially adverse impact on Raytheon, UTC or their respective subsidiaries or affiliates, in each case measured on a scale relative to the size of UTC RemainCo and its subsidiaries, taken as a whole (after giving effect to the merger). For a more detailed description of UTC’s and Raytheon’s obligations to obtain required regulatory authorizations and approvals, see the section entitled “The Merger Agreement—Covenants and Agreements—Efforts to Complete the Merger.”

In addition, at any time before or after the completion of the merger, and notwithstanding the termination of applicable waiting periods, the applicable U.S. or foreign regulatory authorities or any state attorney general could take such action under antitrust or applicable foreign investment laws as such party deems necessary or desirable in the public interest. Such action could include, among other things, seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of the parties. In addition, in some circumstances, a third party could initiate a private action challenging, seeking to enjoin, or seeking to impose conditions on the merger. UTC and Raytheon may not prevail and may incur significant costs in defending or settling any such action. For a more detailed description of the regulatory review process, see the section entitled “The Merger—Regulatory Approvals.”

There can be no assurance that the conditions to the completion of the merger set forth in the merger agreement relating to applicable regulatory laws will be satisfied.

The merger agreement contains provisions that limit UTC’s and Raytheon’s ability to pursue alternatives to the merger, could discourage a potential competing transaction counterparty of UTC or Raytheon from making a favorable alternative transaction proposal, and provide that, in specified circumstances, each of UTC and Raytheon would be required to pay a termination fee.

The merger agreement contains provisions that make it more difficult for each of UTC and Raytheon to be acquired by, or enter into certain combination transactions with, a third party. The merger agreement contains certain provisions that restrict each of UTC’s and Raytheon’s ability to, among other things, solicit, initiate or knowingly encourage, or take any other action to facilitate any alternative transaction, or participate in any discussions or negotiations, or cooperate in any way with any person, with respect to any alternative transaction. In addition, following receipt by either of UTC or Raytheon of any alternative transaction proposal that constitutes a “superior proposal,” each of Raytheon or UTC, respectively, will have an opportunity to offer to modify the terms of the merger agreement before the UTC Board or the Raytheon Board, respectively, may withdraw or qualify its recommendation with respect to the UTC share issuance proposal or the Raytheon merger proposal, respectively, in favor of such superior proposal, as described further under “The Merger Agreement—Covenants and Agreements—Changes in Board Recommendations.”

These provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring or combining with all or a significant portion of UTC or Raytheon or pursuing an alternative transaction from considering or proposing such a transaction.

In some circumstances, upon termination of the merger agreement, Raytheon would be required to pay a termination fee of $1.785 billion to UTC, and in some circumstances, upon termination of the merger agreement, UTC would be required to pay a termination fee of $2.365 billion to Raytheon, each as contemplated by the merger agreement. For further discussion, see the section entitled “The Merger Agreement—Termination;—Expenses and Termination Fees.”

If the merger agreement is terminated and either of UTC or Raytheon determines to seek another business combination transaction, UTC or Raytheon may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the merger.

The exchange ratio is fixed and will not be adjusted in the event of any change in either UTC’s or Raytheon’s stock price; there is no (and will not be until the completion of the distributions) trading history with respect to the shares of the UTC aerospace businesses on a standalone basis after giving effect to the separation and the distributions.

Upon completion of the merger, each issued and outstanding share of Raytheon common stock (other than excluded shares) will be converted into the right to receive the merger consideration, which is equal to 2.3348 fully paid and nonassessable shares of UTC common stock (and, if applicable, cash in lieu of fractional shares). This exchange ratio was fixed in the merger agreement and will not be adjusted for changes in the market price of either UTC common stock or Raytheon common stock.

It is impossible to accurately predict the market price of UTC common stock at the completion of the merger (including as a result of, among other things, the separation and the distributions) and, therefore, impossible to accurately predict the market value of the shares of UTC common stock that Raytheon stockholders will receive in the merger. There is no (and will not be until the completion of the distributions) trading history with respect to the shares of the UTC aerospace businesses on a standalone basis after giving effect to the separation and the distributions. The market price for UTC common stock may fluctuate both prior to the completion of the merger and thereafter for a variety of reasons, including, among others, general market and economic conditions, the demand for UTC’s or Raytheon’s products and services, the separation and the distributions, changes in laws and regulations, other changes in UTC’s and Raytheon’s respective businesses, operations, prospects and financial results of operations, market assessments of the likelihood that the merger will be completed, and the expected timing of the merger. Many of these factors are beyond UTC’s and Raytheon’s control. As a result, the market value represented by the exchange ratio will also vary.

As a result of the distributions, we expect the market price of shares of UTC common stock to decline because the market price will no longer include the value of the Otis business or the Carrier business. The value of UTC common stock that Raytheon stockholders will receive in the merger will reflect the combination of the UTC aerospace businesses and Raytheon and will not include the value of the Otis business or the Carrier business as the market price of UTC common stock currently does. We cannot predict the amount of this decline, as the market price of shares of UTC common stock may fluctuate based on the perceived values of the common stock of UTC, Otis SpinCo and Carrier SpinCo in anticipation of the distributions and the merger, and it may not be possible to estimate the market value of UTC common stock. In addition, there is no (and will not be until the completion of the distributions) trading history with respect to the shares of the UTC aerospace businesses on a standalone basis after giving effect to the separation and the distributions. Therefore, current and historical market prices of UTC common stock are not reflective of the value that Raytheon stockholders will receive in the merger.

We cannot assure you that, following the distributions and the merger, the combined market prices of the combined company common stock, Otis common stock and Carrier common stock will equal or exceed what the combined market price of UTC common stock and Raytheon common stock would have been in the absence of the distributions and the merger. It is possible that after the distributions and the merger, the combined equity value of the combined company, Otis SpinCo and Carrier SpinCo will be less than the combined equity value of UTC and Raytheon before the distributions and the merger.

Each party is subject to business uncertainties and contractual restrictions while the merger is pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the merger, it is possible that some customers, suppliers and other persons with whom UTC and/or Raytheon has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with UTC or Raytheon, as the case may be, as a result of the merger or otherwise, which could negatively affect UTC’s or Raytheon’s respective revenues, earnings and/or cash flows, as well as the market price of UTC common stock or Raytheon common stock, regardless of whether the merger is completed.

Under the terms of the merger agreement, each of UTC and Raytheon is subject to certain restrictions on the conduct of its business prior to completing the merger which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness, pay dividends, incur capital expenditures or settle claims. Such limitations could adversely affect each of UTC’s and Raytheon’s business and operations prior to the completion of the merger.

Each of the risks described above may be exacerbated by delays or other adverse developments with respect to the completion of the merger. For further discussion, see the section entitled “The Merger Agreement—Covenants and Agreements—Conduct of Business.”

Additionally, under the terms of the merger agreement, UTC is restricted in certain actions it may take relating to the separation and the distributions, including that the separation documentation executed in connection with the separation and the distributions (which includes a separation and distribution agreement, transition services agreement, tax matters agreement, employee matters agreement and intellectual property agreement) must comply with the separation principles and otherwise be on terms that are customary for similar separation transactions. UTC has additionally agreed to discuss the separation documentation with Raytheon’s representatives, and to consider in good faith the comments of Raytheon’s representatives. As a result of these agreements, UTC is more restricted in taking certain actions or omitting to take certain actions in connection with the separation and the distributions than it would otherwise be in the absence of the transaction with Raytheon, limiting UTC’s flexibility in responding to potential changes, events, developments and circumstances arising in connection with the separation and the distributions. See “The Merger Agreement—The Separation and the Distributions.”

Completion of the merger may trigger change in control or other provisions in certain customer and other agreements to which UTC or Raytheon is a party, which may have an adverse impact on the combined company’s business and results of operations following completion of the merger.

The completion of the merger may trigger change in control and other provisions in certain agreements to which UTC or Raytheon is a party. If UTC or Raytheon is unable to negotiate waivers of those provisions, counterparties may exercise their rights and remedies under the agreements, including terminating the agreements or seeking monetary damages or equitable remedies. Even if UTC and Raytheon are able to negotiate consents or waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to UTC or Raytheon. Any of the foregoing or similar developments may have an adverse impact on the combined company’s business and results of operations following completion of the merger.

Uncertainties associated with the merger (including the separation and the distributions) may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of the combined company following completion of the merger.

UTC and Raytheon are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. The combined company’s success after the completion of the merger will depend in part upon the ability of the combined company to retain certain key management personnel and employees of UTC and Raytheon. Prior to the completion of the merger (as well as the separation and the distributions), current and prospective employees of UTC and Raytheon may experience uncertainty about their roles following the completion of the transactions, which may have an adverse effect on the ability of each of UTC and Raytheon to attract or retain key management and other key personnel. Furthermore, UTC expects certain key members of its current management will become employees of Otis SpinCo and Carrier SpinCo, respectively, and therefore such persons will no longer be employed by UTC. In addition, no assurance can be given that the combined company, after the completion of the merger, will be able to attract or retain key management personnel and other key employees to the same extent that UTC and Raytheon have previously been able to attract or retain their own employees.

If either the Otis distribution or the Carrier distribution, together with certain related transactions, were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, including as a result of subsequent acquisitions of stock of UTC (including pursuant to the merger), UTC and UTC’s pre-merger shareowners could be subject to significant tax liabilities.

It is a condition to the distributions and the merger that UTC receive (1) the IRS ruling and (2) an opinion of outside counsel regarding the qualification of certain elements of each of the Otis distribution and the Carrier distribution under Section 355 of the Code. Further, it is a condition to each of UTC’s and Raytheon’s obligations to complete the merger that each of UTC and Raytheon receive an opinion of its respective outside counsel to the effect that (a) the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (b) the merger will not cause Section 355(e) of the Code to apply to either the Otis distribution or the Carrier distribution.

The IRS ruling and the opinions of counsel regarding the distributions and the merger will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of UTC, Raytheon, Otis SpinCo, and Carrier SpinCo. If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if any of the representations or covenants contained in any of the transaction–related agreements and documents or in any documents relating to the IRS ruling and/or the opinions of counsel regarding the distributions or merger are inaccurate or not complied with by UTC, Raytheon, Otis SpinCo, Carrier SpinCo, or any of their respective subsidiaries, the IRS ruling and/or the opinions of counsel may be invalid and the conclusions reached therein could be jeopardized.

Notwithstanding receipt of the IRS ruling and the opinions of counsel regarding the distributions, the IRS could determine that the distributions and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions or undertakings upon which the IRS ruling or the opinions of counsel was based are inaccurate or have not been complied with. In addition, the IRS ruling will not address all of the issues that are relevant to determining whether each of the Otis distribution and the Carrier distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes. Each opinion of counsel represents the judgment of such counsel and is not binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinions of counsel. Accordingly, notwithstanding receipt by UTC of the IRS ruling and receipt by UTC and Raytheon of opinions of counsel, there can be no assurance that the IRS will not assert that the distributions and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes (including by reason of the merger) or that a court would not sustain such a challenge. In the event the IRS were to prevail with such challenge, UTC and UTC’s pre-merger shareowners could be subject to significant U.S. federal income tax liability. Any such tax imposed on UTC may adversely affect an investment in UTC.

If either the Otis distribution or the Carrier distribution (or both) were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, in general, for U.S. federal income tax purposes, UTC would recognize a taxable gain as if it had sold Otis SpinCo or Carrier SpinCo common stock, as applicable, in a taxable sale for its fair market value, and UTC’s pre-merger shareowners who receive such Otis SpinCo or Carrier SpinCo shares, as applicable, in the relevant distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. Even if the distributions were to otherwise qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code, the Otis distribution or the Carrier distribution or both may result in taxable gain to UTC (but not its shareowners) under Section 355(e) of the Code if such distribution(s) were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50% or greater interest (by vote or value) in UTC, Otis SpinCo or Carrier SpinCo, as applicable. For this purpose, any acquisitions of UTC (or the combined company after the merger), Otis SpinCo or Carrier SpinCo shares (as applicable) within the period beginning two years before the relevant distribution and ending two years after the relevant distribution are presumed to be part of such a plan, although UTC, Otis SpinCo or Carrier SpinCo (as applicable) may be able to rebut that presumption (including by qualifying for one or more safe harbors under applicable Treasury Regulations). Further, for purposes of this test, even if the merger were treated as part of such a plan, the merger alone should not cause either the Otis distribution or the Carrier distribution to be taxable to UTC under Section 355(e) of the Code because pre-merger holders of UTC common stock will own over 50% of the common stock of the combined company immediately following the merger. However, if the IRS were to determine that other acquisitions of UTC stock (including stock of the combined company after the merger), Otis SpinCo stock or Carrier SpinCo stock, as applicable, either before or after the relevant distribution, were part of a plan or series of related transactions that included the relevant distribution, such determination could result in significant tax liabilities to UTC. Any such tax liabilities imposed on UTC may adversely affect an investment in UTC.

In addition, as part of the separation, and prior to the distributions, UTC and its subsidiaries expect to complete an internal reorganization, and UTC, Otis SpinCo, Carrier SpinCo and their respective subsidiaries expect to incur certain tax costs in connection with the internal reorganization, including non-U.S. tax costs resulting from transactions in non-U.S. jurisdictions, which may be material. With respect to certain transactions undertaken as part of the internal reorganization, UTC has requested and intends to obtain tax rulings in certain non-U.S. jurisdictions and/or opinions of external tax advisors, in each case, regarding the tax treatment of such transactions. Such tax rulings and opinions will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of UTC, Otis SpinCo, Carrier SpinCo or their respective subsidiaries. If any of these representations or statements is, or becomes, inaccurate or incomplete, or if UTC, Otis SpinCo, Carrier SpinCo or any of their respective subsidiaries do not fulfill or otherwise comply with any such undertakings or covenants, such tax rulings and/or opinions may be invalid or the conclusions reached therein could be jeopardized. Further, notwithstanding receipt of any such tax rulings and/or opinions, there can be no assurance that the relevant taxing authorities will not assert that the tax treatment of the relevant transactions differs from the conclusions reached in the relevant tax rulings and/or opinions. In the event any such tax rulings and/or opinions cannot be obtained or the relevant taxing authorities prevail with any challenge in respect of any relevant transaction, UTC could be subject to significant tax liabilities, which may adversely affect an investment in UTC.

In connection with the distributions, Otis SpinCo, Carrier SpinCo, and UTC will enter into a tax matters agreement pursuant to which, among other things, each of UTC, Otis SpinCo, and Carrier SpinCo will be responsible for certain tax liabilities of UTC and its subsidiaries for pre-distribution periods. In general, under the terms of the tax matters agreement, if either the Otis distribution or the Carrier distribution, together with certain related transactions, were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code (including as a result of the application of Section 355(e) of the Code) or if certain transactions undertaken as part of the internal reorganization were to fail to qualify as tax-free under applicable law, and if such failure were the result of actions or transactions after the relevant distribution by UTC, Otis SpinCo, or Carrier SpinCo, the party responsible for such failure will be liable for all taxes imposed on UTC, Otis SpinCo, or Carrier SpinCo to the extent such taxes result from such actions or transactions. If such failure were the result of any acquisition of UTC, Otis SpinCo or Carrier SpinCo shares, or of any of UTC’s, Otis SpinCo’s or Carrier SpinCo’s representations, statements, or undertakings being incorrect, incomplete, or breached, UTC, Otis SpinCo or Carrier SpinCo, as applicable, generally will be responsible for all taxes resulting from such acquisition or breach. Further, under the terms of the tax matters agreement, if either the Otis distribution or the Carrier distribution, together with certain related transactions, were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code or if certain transactions undertaken as part of the internal reorganization were to fail to qualify as tax-free under applicable law, and if such failure were not the result of an action or transaction after the relevant distribution by, or an acquisition of equity securities of, UTC, Otis SpinCo, or Carrier SpinCo, UTC, Otis SpinCo, and Carrier SpinCo would each be responsible for a specified portion of any taxes imposed on UTC, Otis SpinCo, or Carrier SpinCo. The amount of any such taxes for which UTC would be responsible may be significant, and if Otis SpinCo or Carrier SpinCo is unable or unwilling to satisfy its respective obligations under agreements to be entered into in connection with the separation and the distributions, including its tax indemnification obligations, UTC could incur operational difficulties and/or losses.

The unaudited pro forma combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of the combined company following completion of the merger.

The unaudited pro forma combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger, the separation and the distributions been completed on the dates indicated. The unaudited pro forma combined financial information is subject to a number of assumptions, and does not take into account any synergies related to the proposed transaction. Further, the combined company’s actual results and financial position after the merger may differ materially and adversely from the unaudited pro forma combined financial data that is included in this joint proxy statement/prospectus. The unaudited pro forma combined financial information has been prepared with the expectation, as of the date of this joint proxy statement/prospectus, that UTC will be identified as the acquiror under GAAP and reflects adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. The final acquisition accounting will be based upon the actual purchase price and the fair value of the assets and liabilities of the party that is determined to be the acquiree under GAAP as of the date of the completion of the merger. Accordingly, the final acquisition accounting may differ materially from the unaudited pro forma combined financial information reflected in this joint proxy statement/prospectus. For further discussion, see “Unaudited Pro Forma Combined Financial Information.”

UTC’s executive officers and directors and Raytheon’s executive officers and directors have interests in the merger that may be different from, or in addition to, UTC’s shareowners’ and Raytheon’s stockholders’ interests.

When considering the recommendation of the UTC Board that UTC shareowners approve the UTC share issuance proposal and the recommendation of the Raytheon Board that the Raytheon stockholders approve the Raytheon merger proposal, such shareowners and stockholders should be aware that certain directors and executive officers of UTC and directors and executive officers of Raytheon have certain interests in the merger that may be different from, or in addition to, the interests of such shareowners or stockholders. The UTC Board was aware of the interests of UTC’s directors and executive officers, the Raytheon Board was aware of the interests of Raytheon’s directors and executive officers, and each board considered such interests, among other matters, when it approved the merger agreement and in making its recommendations to its shareowners and stockholders, respectively. Additional interests of the directors and executive officers of UTC in the merger include the payment of certain severance and other benefits upon a qualifying termination of employment following the completion of the merger, the designation of Gregory J. Hayes, Chairman and Chief Executive Officer of UTC, as the Chief Executive Officer of the combined company pursuant to the terms of an employment agreement with UTC that will become effective upon completion of the merger and that, at the completion of the merger, the board of directors of the combined company will consist of 15 directors, including eight UTC designees. Additional interests of the directors and executive officers of Raytheon include the treatment in the merger of Raytheon restricted stock awards, Raytheon RSU awards and Raytheon PSU awards held by these directors and/or executive officers, as applicable, certain severance payments and other benefits that Raytheon executive officers are entitled to receive upon a qualifying termination of employment following the completion of the merger, the designation of Thomas A. Kennedy, Chairman and Chief Executive Officer of Raytheon, as the Executive Chairman of the combined company pursuant to the terms of an employment agreement with UTC that will become effective upon completion of the merger, that, at the completion of the merger, the board of directors of the combined company will consist of 15 directors, including seven Raytheon designees, and indemnification and insurance for current and former directors and executive officers. See the sections entitled “The Merger—Interests of Certain of UTC’s Directors and Executive Officers in the Merger” and “The Merger—Interests of Raytheon’s Directors and Executive Officers in the Merger” for a more detailed description of these interests. As a result of these interests, these directors (as applicable) and executive officers might be more likely to support and to vote in favor of the proposals described in this joint proxy statement/prospectus than if they did not have these interests. UTC shareowners and Raytheon stockholders should consider whether these interests might have influenced these directors (as applicable) and executive officers to recommend adopting the merger agreement.

Following the merger, the composition of the combined company board of directors will be different than the composition of the current UTC Board or the current Raytheon Board.

The UTC Board currently consists of 13 directors and the Raytheon Board currently consists of 13 directors. Upon completion of the merger, the board of directors of the combined company will consist of 15 directors, including seven independent directors designated by UTC, six independent directors designated by Raytheon and the Chief Executive Officer and the Executive Chairman of the combined company. See the section entitled “The Merger—Governance of the Combined Company.” This new composition of the board of directors of the combined company may affect the future decisions of the combined company.

Litigation filed or that may be filed against UTC, Raytheon, Merger Sub and the members of their respective boards of directors could prevent or delay the consummation of the merger.

As of September 3, 2019, ten complaints have been filed by purported Raytheon stockholders challenging the proposed merger. The complaints seek, among other relief, an injunction preventing Raytheon from holding the Raytheon special meeting or consummating the transaction, damages in the event that the merger is consummated, and attorneys' fees. In addition, one complaint has been filed by a purported UTC shareowner asserting claims under state law challenging the adequacy of the disclosures made in the joint proxy statement/prospectus which forms part of the registration statement on Form S-4 filed with the SEC on July 17, 2019. The complaint seeks, among other relief, an injunction prohibiting the parties from completing the merger, damages, and attorneys’ fees. For a more detailed description of litigation in connection with the merger, see “The Merger—Litigation Relating to the Merger.”

The outcome of these lawsuits or any other lawsuit that may be filed challenging the merger is uncertain. One of the conditions to the closing of the merger is that no governmental authority has issued or entered any order after the date of the merger agreement having the effect of enjoining or otherwise prohibiting the consummation of the merger, and these lawsuits seek and potential other lawsuits may seek an order enjoining consummation of the merger. Accordingly, if any of these lawsuits or any future lawsuit is successful in obtaining an order enjoining consummation of the merger, then such order may prevent the merger from being completed, or from being completed within the expected time frame, and could result in substantial costs to UTC and Raytheon. Any such injunction or delay in the merger being completed may adversely affect UTC’s and Raytheon’s business, financial condition, results of operations and cash flows. However, Raytheon and UTC believe the claims asserted in the complaints are without merit.

Risks Related to the Combined Company

The combined company may be unable to successfully integrate the UTC aerospace businesses and Raytheon and realize the anticipated benefits of the merger.

The success of the merger will depend, in part, on the combined company’s ability to successfully combine and integrate the UTC aerospace businesses and Raytheon, and realize the anticipated benefits, including synergies, cost savings, innovation and technological opportunities and operational efficiencies from the merger in a manner that does not materially disrupt existing customer, supplier and employee relations and does not result in decreased revenues due to losses of, or decreases in orders by, customers. If the combined company is unable to achieve these objectives within the anticipated time frame, or at all, the anticipated benefits may not be realized fully or at all, or may take longer to realize than expected, and the value of the combined company common stock may decline. The combined company may fail to realize some or all of the anticipated benefits of the merger if the integration process takes longer than expected or is more costly than expected.

The integration of the two companies may result in material challenges, including, without limitation:

•	managing a larger, more complex combined aerospace and defense business;
•	complexities arising from the establishment of Otis SpinCo and Carrier SpinCo as separately traded independent public companies;

•	maintaining employee morale and retaining key management and other employees;
•	retaining existing business and operational relationships, including customers, suppliers and employees and other counterparties, as may be impacted by contracts containing consent and/or other provisions that may be triggered by the merger, and attracting new business and operational relationships;
•	consolidating corporate and administrative infrastructures and eliminating duplicative operations, including unanticipated issues in integrating information technology, communications and other systems;
•	coordinating geographically separate organizations; and
•	unforeseen expenses or delays associated with the merger, including the separation and the distributions.

Many of these factors will be outside of UTC’s and/or Raytheon’s control, and any one of them could result in delays, increased costs, decreases in the amount of expected revenues and other adverse impacts, which could materially affect the combined company’s financial position, results of operations and cash flows.

In addition, UTC completed its merger with Rockwell Collins on November 26, 2018, and the integration of the UTC aerospace businesses and Rockwell Collins remains in process. This ongoing integration may increase the complexity of, and challenges associated with, the integration of the UTC aerospace businesses and Raytheon, which may make it more difficult for UTC and Raytheon to achieve the anticipated benefits of the merger fully or at all, or within the anticipated time frame.

Due to legal restrictions, UTC and Raytheon are currently permitted to conduct only limited planning for the integration of the two companies following the merger. The actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized on a timely basis, if at all.

The combined company may not be able to engage in desirable capital-raising or strategic transactions following the merger.

Under current U.S. federal income tax law, a spin-off that otherwise qualifies for tax-free treatment can be rendered taxable to the parent corporation and its stockholders as a result of certain post-spin-off transactions, including certain acquisitions of shares or assets of the parent corporation. To preserve the tax-free treatment of the distributions, the combined company may be limited in its ability to pursue certain equity issuances, strategic transactions, share repurchases or other transactions that it may otherwise believe to be in the best interests of its shareowners or that might increase the value of its business.

Upon completion of the merger, Raytheon stockholders and UTC shareowners will have different rights under the combined company’s governing documents than they do currently under Raytheon’s and UTC’s governing documents, respectively.

Upon completion of the merger, Raytheon stockholders will no longer be stockholders of Raytheon, but will instead become shareowners of the combined company and their rights as shareowners will be governed by the terms of the combined company’s certificate of incorporation and the amended and restated by-laws. The terms of the combined company’s certificate of incorporation and the amended and restated by-laws will be in some respects different than the terms of Raytheon’s certificate of incorporation and by-laws, which currently govern the rights of Raytheon stockholders. Because the by-laws of UTC are being amended and restated in connection with the merger, the rights of UTC shareowners will also change, as the terms of the combined company’s by-laws will be in some respects different than the terms of UTC’s by-laws, which currently govern the rights of UTC shareowners.

For a more complete description of the different rights associated with shares of Raytheon common stock and shares of combined company common stock, see the section entitled “Comparison of the Rights of UTC Shareowners and Raytheon Stockholders.”

The future results of the combined company may be adversely impacted if the combined company does not effectively manage its complex operations following the completion of the merger.

Following the completion of the merger, the size of the combined company’s aerospace and defense business will be significantly larger than the current size of either Raytheon’s business or the UTC aerospace businesses, while at the same time the Otis business and Carrier business will no longer be part of UTC. The combined company’s ability to successfully manage this expanded aerospace and defense business while having completed the distributions will depend, in part, upon management’s ability to design and implement strategic initiatives that address not only the integration of the UTC aerospace businesses and Raytheon, including UTC’s continuing integration of the businesses of Rockwell Collins, but also the increased scale and scope of the combined business with its associated increased costs and complexity, and the loss of certain scale and scope through the Otis distribution and the Carrier distribution. There can be no assurances that the combined company will be successful in integrating the businesses or that it will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the merger.

Each of UTC and Raytheon expects to incur substantial expenses related to the completion of the merger and the integration of the UTC aerospace businesses and Raytheon.

Each of UTC and Raytheon will incur substantial expenses in connection with the completion of the merger (including, in the case of UTC, with respect to the separation and the distributions) to integrate a large number of processes, policies, procedures, operations, technologies and systems of UTC and Raytheon in connection with the merger. The substantial majority of these costs will be non-recurring expenses related to the transactions and facilities and systems consolidation costs. The combined company may incur additional costs or suffer loss of business under third-party contracts that are terminated or that contain change in control or other provisions that may be triggered by the completion of the transactions, and/or losses of, or decreases in orders by, customers, and may also incur costs to retain certain key management personnel and employees. UTC and Raytheon will also incur transaction fees and costs related to formulating integration plans for the combined business, and the execution of these plans may lead to additional unanticipated costs and time delays. These incremental transaction-related costs may exceed the savings the combined company expects to achieve from the elimination of duplicative costs and the realization of other efficiencies related to the integration of the businesses, particularly in the near term and in the event there are material unanticipated costs. Factors beyond the parties’ control could affect the total amount or timing of these expenses, many of which, by their nature, are difficult to estimate accurately.

The market price of the combined company common stock after the merger is completed may be affected by factors different from those affecting the price of UTC common stock or Raytheon common stock before the merger is completed.

Upon completion of the merger, holders of UTC common stock and holders of Raytheon common stock will be holders of common stock of the combined company. As the businesses of UTC and Raytheon are different, the results of operations as well as the price of the combined company common stock may, in the future, be affected by factors different from those factors affecting each of UTC and Raytheon as an independent stand-alone company. The combined company will face additional risks and uncertainties to which each of UTC and Raytheon may currently not be exposed. As a result, the market price of the combined company’s shares may fluctuate significantly following completion of the merger. Additionally, as a result of the distributions, the market price of shares of combined company common stock will generally not be affected by factors relating to the Otis business or the Carrier business. For a discussion of the UTC aerospace businesses and Raytheon’s businesses and of some important factors to consider in connection with those businesses, see the documents incorporated by reference into this joint proxy statement/prospectus and referred to under “Where You Can Find More Information.”

The market price of the combined company common stock may decline as a result of the merger, including as a result of some UTC and/or Raytheon stockholders adjusting their portfolios.

The market price of the combined company common stock may decline as a result of the merger if, among other things, the operational cost savings estimates in connection with the integration of the UTC aerospace businesses and Raytheon’s businesses are not realized, there are unanticipated negative impacts on UTC’s financial position, results of operations or cash flows from the Otis distribution or the Carrier distribution, or if the transaction costs related to the merger are greater than expected. The market price also may decline if the combined company does not achieve the perceived benefits of the merger (including the separation and the distributions) as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the transactions on the combined company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

In addition, sales of combined company common stock after the completion of the transactions may cause the market price of such common stock to decrease. It is estimated that UTC will issue approximately 648 million shares, including share equity awards, of UTC common stock in connection with the merger, based on the number of outstanding shares, including share equity awards, of Raytheon common stock as of July 11, 2019. Raytheon stockholders may decide not to hold the shares of combined company common stock they will receive in the merger. Certain Raytheon stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of combined company common stock that they receive in the merger. UTC shareowners may decide not to continue to hold their shares of common stock following completion of the merger and/or the separation and the distributions. Certain UTC shareowners, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell their shares of common stock following completion of the transactions. Such sales of combined company common stock could have the effect of depressing the market price for the combined company common stock.

Any of these events may make it more difficult for the combined company to sell equity or equity-related securities, dilute your ownership interest in the combined company and have an adverse impact on the price of the combined company common stock.

The combined company’s amended and restated by-laws will designate the state courts within the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by combined company shareowners, which could discourage lawsuits against the combined company and its directors, officers and employees.

Under the combined company’s amended and restated by-laws, unless the combined company determines otherwise, a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for:

•	any derivative action or proceeding brought on behalf of the combined company;
•	any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the combined company to the combined company or to combined company shareowners;
•	any action asserting a claim against the combined company or any director or officer or other employee of the combined company arising pursuant to any provision of the DGCL or the combined company’s certificate of incorporation or the amended and restated by-laws (as either may be amended from time to time); or
•	any action asserting a claim against the combined company or any director or officer or other employee of the combined company governed by the internal affairs doctrine.

To the fullest extent permitted by law, this exclusive forum provision will apply to state and federal law claims, including claims under the federal securities laws, including the Securities Act and the Exchange Act, although combined company shareowners will not be deemed to have waived the combined company's compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ bylaws has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws or otherwise, a court could find the exclusive forum provision contained in the amended and restated by-laws to be inapplicable or unenforceable.

This exclusive forum provision may limit the ability of combined company shareowners to commence litigation in a forum that they prefer, which may discourage such lawsuits against the combined company and its current or former directors, officers and employees. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, the combined company may incur additional costs associated with resolving such matters in other jurisdictions, which could negatively affect its business, results of operations and financial condition.

Other Risk Factors

UTC’s and Raytheon’s businesses are and will be subject to the risks described above. In addition, UTC and Raytheon are, and will continue to be, subject to the risks described in, as applicable, the UTC annual report on Form 10-K for the year ended December 31, 2018, and the Raytheon annual report on Form 10-K for the year ended December 31, 2018, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE PARTIES TO THE MERGER

United Technologies Corporation

UTC provides high technology products and services to the building systems and aerospace industries worldwide. UTC conducts its business through four principal segments: Otis, Carrier, Pratt & Whitney and Collins Aerospace. Each segment groups similar operating companies, and the management organization of each segment has general operating autonomy over a range of products and services. Otis and Carrier serve customers in the commercial, government, infrastructure and residential property sectors and refrigeration and transport sectors worldwide. Pratt & Whitney and Collins Aerospace, the UTC aerospace businesses, primarily serve commercial and government customers in both the original equipment and aftermarket parts and services markets of the aerospace industry. The principal products and services of each segment are as follows:

•	Pratt & Whitney—Pratt & Whitney supplies aircraft engines for the commercial, military, business jet and general aviation markets. Pratt & Whitney provides fleet management services and aftermarket maintenance, repair and overhaul services. Pratt & Whitney designs, develops, produces and maintains families of large engines for wide- and narrow-body and large regional aircraft in the commercial market and for fighter, bomber, tanker and transport aircraft in the military market. Pratt & Whitney’s products are sold principally to aircraft manufacturers, airlines and other aircraft operators, aircraft leasing companies and the U.S. and foreign governments.
•	Collins Aerospace—Collins Aerospace is a global provider of technologically advanced aerospace products and aftermarket service solutions for aircraft manufacturers, airlines, regional, business and general aviation markets, military, space and undersea operations. Collins Aerospace sells aerospace products and services to aircraft manufacturers, airlines and other aircraft operators, the U.S. and foreign governments, maintenance, repair and overhaul providers, and independent distributors.
•	Otis—Otis is an elevator and escalator manufacturing, installation and service company and designs, manufactures, sells and installs passenger and freight elevators as well as escalators and moving walkways. In addition to new equipment, Otis provides modernization products to upgrade elevators and escalators as well as maintenance and repair services for both its products and those of other manufacturers. Otis serves customers in the commercial, residential and infrastructure property sectors around the world.
•	Carrier—Carrier is a provider of HVAC, refrigeration, fire, security and building automation products, solutions and services for commercial, government, infrastructure, and residential property applications and refrigeration and transportation applications. Carrier provides a wide range of building systems, including cooling, heating, ventilation, refrigeration, fire, flame, gas, and smoke detection, portable fire extinguishers, fire suppression, intruder alarms, access control systems, video surveillance, and building control systems. Carrier also provides a broad array of related building services, including audit, design, installation, system integration, repair, maintenance, and monitoring services. Carrier also provides refrigeration and monitoring products and solutions to the transport industry. Carrier sells its HVAC and refrigeration products and solutions either directly, including to building contractors and owners, transportation companies, retail stores and food service companies, or indirectly through joint ventures, independent sales representatives, distributors, wholesalers, dealers, and retail outlets. Carrier’s security and fire safety products and services are used by governments, financial institutions, architects, building owners and developers, security, and fire consultants, homeowners, and other end-users requiring a high level of security and fire protection for their businesses and residences.

For 2018, UTC’s commercial and industrial sales (generated principally by the Otis business and the Carrier business) were approximately 47% of its consolidated sales, and its commercial aerospace sales and military aerospace sales (generated exclusively by the UTC aerospace businesses) were approximately 39% and 14%, respectively, of its consolidated sales.

UTC will complete the separation and the distributions prior to the completion of the merger. As a result, following the completion of the separation and the distributions, UTC will be comprised of the UTC aerospace businesses, which will then combine with Raytheon in the merger.

UTC’s principal executive offices are located at 10 Farm Springs Road, Farmington, Connecticut 06032, and its telephone number is (860) 728-7000. UTC’s website address is www.utc.com. Information contained on UTC’s website does not constitute part of this joint proxy statement/prospectus. UTC’s stock is publicly traded on the NYSE, under the ticker symbol “UTX.” Additional information about UTC is included in documents incorporated by reference in this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

Raytheon Company

Raytheon, together with its subsidiaries, is a technology and innovation leader specializing in defense and other government markets throughout the world. Raytheon develops technologically advanced and integrated products, services and solutions in its core markets: integrated air and missile defense; electronic warfare; command, control, communications, computers, cyber, intelligence, surveillance and reconnaissance; space systems; effects; and cyber. Raytheon serves both domestic and international customers primarily as a prime contractor or subcontractor on a broad portfolio of defense and related programs for government customers.

For 2018, Raytheon’s sales to the U.S. government (excluding foreign military sales through the U.S. government) were approximately 68% of its total net sales and its foreign military sales through the U.S. government were approximately 13% of its total net sales.

Raytheon was founded in 1922 and is incorporated in the state of Delaware and its principal executive offices are located at 870 Winter Street, Waltham, Massachusetts 02451 and its telephone number is (781) 522-3000. Raytheon’s website address is www.raytheon.com. Information contained on Raytheon’s website does not constitute part of this joint proxy statement/prospectus. Raytheon’s stock is publicly traded on the NYSE, under the ticker symbol “RTN.” Additional information about Raytheon is included in documents incorporated by reference in this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

Light Merger Sub Corp.

Light Merger Sub Corp., a wholly owned subsidiary of UTC, is a Delaware corporation incorporated on June 5, 2019 for the purpose of effecting the merger. Light Merger Sub Corp. has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement. The principal executive offices of Light Merger Sub Corp. are located at 10 Farm Springs Road, Farmington, Connecticut 06032, and its telephone number is (860) 728-7000.

THE MERGER

The following is a discussion of the merger between UTC and Raytheon. The description of the merger agreement and the amended and restated by-laws in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement and the amended and restated by-laws, copies of which are attached as Annex A and Annex B, respectively, and are incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger that is important to you. You are encouraged to read the merger agreement and the amended and restated by-laws carefully and in their entirety. This section is not intended to provide you with any factual information about UTC or Raytheon. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings UTC and Raytheon make with the SEC that are incorporated by reference into this joint proxy statement/prospectus, as described in the section entitled “Where You Can Find More Information.”

Background of the Merger

In the ordinary course of business and independently of each other, and in pursuing their respective objectives of enhancing shareowner and stockholder value, the senior managements and boards of directors of each of UTC and Raytheon regularly review and assess developments in the respective industries in which their companies operate, their respective companies’ performance, strategy and competitive position, and strategic options available to their respective companies in light of economic and market conditions. Among other strategic options, UTC management and the UTC Board from time to time evaluated a possible strategic transaction involving Raytheon on a preliminary basis, but did not pursue such a transaction at those times, notwithstanding the view of UTC of the strategic fit between the UTC aerospace businesses and Raytheon’s businesses, in light of other business priorities.

For the past several years, the UTC Board has led a strategic transformation of UTC, including by developing the UTC aerospace businesses into a world leader in aerospace and defense. This process began with UTC’s acquisition of Goodrich Corporation, referred to as Goodrich, in July 2012, where UTC capitalized on a strong commercial aerospace opportunity that enabled UTC to add a well-established segment position through complementary airframe products and high aftermarket content, continued with the divestiture of Sikorsky Aircraft in November 2015 to reduce platform-specific risk and to build a more focused portfolio of aerospace and building systems businesses, and further continued with its acquisition of Rockwell Collins, which UTC agreed to acquire in September 2017 and which added highly complementary commercial and military advanced systems offerings to create a premier platform-agnostic aerospace systems supplier that would be well-positioned to meet rapidly evolving global customer demands with enhanced innovative systems capabilities and integrated digital product offerings. As a result of the additional scale to be added to the UTC aerospace businesses through the pending Rockwell Collins transaction, starting in 2018, the UTC Board evaluated a range of alternatives for UTC’s portfolio of businesses in light of the businesses’ distinct operations, strategic priorities and capital requirements, and the potential benefits that might result from, among other things, enabling greater focus and enhanced operational agility for each business while creating independent equity currencies and more effectively aligning management incentives with performance.

In February 2018, at the Barclays Industrial Select Conference, Gregory J. Hayes, Chairman and Chief Executive Officer of UTC, discussed publicly UTC’s ongoing review of alternatives for its portfolio of businesses, including whether UTC would be better off separating into three separate businesses, its aerospace businesses, its Otis business and its Carrier business, indicating that UTC would likely make a decision on this by the end of 2018.

On March 21, 2018, at a meeting of the Raytheon Board, as part of its periodic review of Raytheon’s strategic alternatives, Raytheon management discussed with the Raytheon Board, among other alternatives and in light of Mr. Hayes remarks in February 2018, a possible combination of Raytheon and UTC’s aerospace businesses.

On May 31, 2018, at a meeting of the Raytheon Board, Raytheon management again discussed with the Raytheon Board a possible combination of Raytheon and UTC’s aerospace businesses. Following this discussion, the Raytheon Board expressed support for Thomas A. Kennedy, Chairman and Chief Executive Officer of Raytheon, to contact Mr. Hayes to preliminarily explore a potential combination of Raytheon and UTC’s aerospace businesses.

On June 21, 2018, Mr. Kennedy contacted Mr. Hayes to suggest that Raytheon and UTC consider exploring a possible strategic transaction. Mr. Hayes informed Mr. Kennedy that this was probably not the right time for UTC to consider a strategic transaction, given that UTC and the UTC Board were in the process of analyzing UTC’s portfolio of businesses and working to complete the Rockwell Collins acquisition. However, in light of the potential strategic merit of a transaction involving UTC and Raytheon, Mr. Hayes agreed with Mr. Kennedy to arrange an introductory telephone call between members of the management teams of the two companies, which introductory telephone call was held later that month. Subsequently, on July 11, 2018, representatives of the two companies held a call, during which they provided preliminary overview information regarding, in the case of Raytheon, its businesses, and, in the case of UTC, the UTC aerospace businesses.

On July 24, 2018, the Raytheon Board held a meeting, during which Mr. Kennedy reported on his conversation with Mr. Hayes. Following this report, Raytheon management reviewed with the Raytheon Board UTC’s business and historical performance, potential synergies in a combination with UTC, the strategic rationale for a possible transaction with UTC, and other strategic alternatives potentially available to Raytheon. Following this discussion, the Raytheon Board authorized Raytheon management to continue their preliminary discussions with UTC regarding a possible transaction.

During the summer and fall of 2018, UTC’s management and the UTC Board continued its ongoing portfolio and strategic review, and during this period, the UTC Board received periodic updates from UTC management regarding potential opportunities with respect to potential strategic transactions with a range of potential counterparties, including Raytheon.

On September 11, 2018, the UTC Board held a meeting during which it continued its review of UTC’s strategy and portfolio of businesses, received an update regarding and reviewed possible strategic alternatives, and discussed possible transactions, including with respect to its different businesses, with a range of potential counterparties, including Raytheon.

Also in September 2018, representatives of each of UTC and Raytheon participated in calls to discuss various aspects of the Raytheon businesses and UTC’s aerospace businesses following their review of publicly available information regarding these businesses.

On September 27, 2018 and November 14, 2018, the Raytheon Board held meetings, during which the Raytheon Board reviewed with Raytheon management the discussions with UTC management regarding a possible transaction, including the fact that UTC management had informed Raytheon management that UTC was focused on its pending acquisition of Rockwell Collins and its review of UTC’s business portfolio. Representatives of Citigroup, which provided Raytheon with financial advisory services from time to time, also reviewed with the Raytheon Board various aspects of UTC’s aerospace businesses based on publicly available information.

On November 26, 2018, after an extensive strategic review process, the UTC Board held a meeting at which it approved, and UTC publicly announced, the intention to separate into three independent companies, through the separation and the Otis distribution and the Carrier distribution. The determination to pursue the separation and the distributions was independent of any possible strategic transaction involving any of UTC’s businesses, including any possible transaction with Raytheon. On the same day, UTC completed the acquisition of Rockwell Collins.

On December 3, 2018, following UTC’s announcement regarding the separation and the distributions, Messrs. Hayes and Kennedy spoke by telephone and preliminarily discussed the possibility of a potential transaction involving UTC’s aerospace businesses and Raytheon.

On December 11, 2018, UTC and Raytheon entered into a confidentiality agreement, which included a mutual 18-month standstill provision on customary terms and conditions.

On December 12, 2018, the UTC Board held a meeting, during which the directors discussed reengaging with Raytheon regarding a potential strategic transaction and the potential strategic rationale and merits of such a transaction.

Following that UTC Board meeting, on December 13, 2018, Mr. Hayes, Michael R. Dumais, Executive Vice President, Operations & Strategy of UTC, Mr. Kennedy and Anthony F. O’Brien, Vice President, Chief Financial Officer of Raytheon, met to discuss on a preliminary basis their respective companies, the strategic rationale for a possible combination transaction, including the potential to realize significant synergies and to develop products and services incorporating advanced technologies, and potential transaction structures. This preliminary discussion supported their preliminary views of the strategic merits of a potential combination, and that it was an appropriate time to consider such a combination, which could be achieved in parallel with the separation and the distributions. During this meeting, the parties did not discuss valuation matters or any particular ownership ratio between their respective stockholders.

On December 19, 2018, at the direction of UTC and Raytheon, respectively, representatives of Morgan Stanley, which had provided financial advisory services to UTC and the UTC Board from time to time, including in connection with a possible combination with Raytheon, and Citigroup held an introductory telephone call during which they discussed a possible combination transaction and agreed to exchange initial data request lists and meet in person in January 2019.

On December 27, 2018, at the direction of UTC and Raytheon, respectively, representatives of Morgan Stanley and Citigroup exchanged initial data request lists.

On January 7, 2019, members of UTC management met with members of Raytheon management to continue to discuss the strategic rationale of a potential transaction, including the potential synergies that could result from such a transaction, as well as the opportunities it could provide to develop products and services incorporating advanced technologies.

On January 11, 2019, January 17, 2019, January 31, 2019 and February 5, 2019, at the direction of UTC, representatives of Morgan Stanley, and, at the direction of Raytheon, representatives of Citigroup, met to review financial information relating to Raytheon and UTC’s aerospace businesses and to preliminarily discuss valuation matters.

On January 14, 2019, Messrs. Hayes and Kennedy met to preliminarily discuss matters relating to the potential transaction, including governance matters and the strategic rationale for the potential transaction.

On January 21, 2019, Messrs. Hayes, Dumais, Kennedy and O’Brien met to continue their discussions regarding the strategic rationale of a potential transaction, potential technologies synergies and their respective companies’ financial results and performance. This discussion reinforced the strategic merit of a potential combination, including the benefits that could result from combined technologies capabilities, such as the potential to incorporate Raytheon’s cybersecurity and information technology solutions into UTC aerospace products and services, as well as potential opportunities to enable Raytheon’s offerings of advanced defense solutions through the addition of UTC’s aircraft systems technologies. The discussion also strengthened the belief that a transaction would provide an opportunity to generate significant synergies and position the combined company to return substantial capital to stockholders due to the expected substantial cash flow generation and balance sheet strength of the combined company. The meeting participants also discussed a potential transaction structure that assumed an all-stock transaction structured in a manner consistent with a merger of equals.

Also in January 2019, other members of Raytheon’s and UTC’s management, as well as representatives of Citigroup and Morgan Stanley, had several meetings and calls as part of Raytheon’s and UTC’s ongoing high-level due diligence review of UTC’s aerospace businesses and Raytheon, respectively.

On January 29 and 30, 2019, at a meeting of the Raytheon Board, Raytheon management reviewed with the Raytheon Board the discussions that had occurred to date between the Raytheon and UTC management teams and representatives of Citigroup and Morgan Stanley regarding a potential transaction with UTC, other strategic alternatives potentially available to Raytheon, and various aspects of the aerospace and defense industries. Additionally, Raytheon management discussed with the Raytheon Board the strategic rationale for a potential stock-for-stock transaction with UTC that would be structured as a merger of equals, including the complementary capabilities of UTC’s aerospace businesses and Raytheon’s businesses. They also discussed the key considerations to be addressed in further discussions with UTC management regarding the potential transaction, including in respect of valuation and synergies, governance matters, the integration of Rockwell Collins into UTC, matters arising from Raytheon’s preliminary due diligence review of UTC, and various legal considerations arising in connection with a merger of equals transaction, including the principal transaction documentation and the timeline for similar transactions. Following these discussions, the Raytheon Board authorized Raytheon management to continue their discussions with UTC management regarding the potential transaction.

On February 4, 2019, at a meeting of the UTC Board, UTC management reviewed with the UTC Board the progress of the separation process and potential strategic transactions, including the potential combination transaction with Raytheon, including the strategic rationale for, and potential synergies and other considerations relating to, a potential transaction. During the meeting, management provided an update on, and the UTC Board discussed, the discussions held between representatives of management of the two companies in December 2018 and January 2019.

On February 8, 2019, Messrs. Hayes, Dumais, Kennedy and O’Brien held a telephone call during which they engaged in a further discussion regarding a potential transaction, including the potential benefits that might result from such a transaction.

On February 27, 2019, at the direction of UTC and Raytheon, respectively, representatives of Morgan Stanley and Citigroup held a meeting, during which they engaged in a preliminary discussion regarding valuation, including potential methodologies for valuing Raytheon and UTC’s aerospace businesses.

During February and March 2019, Raytheon and UTC and representatives of Citigroup and Morgan Stanley exchanged certain financial and other information that was relevant to their ongoing preliminary discussions regarding the valuation of Raytheon and UTC’s aerospace businesses in the context of a potential transaction.

On March 1, 2019, Messrs. Kennedy, Hayes, O’Brien and Dumais had a call regarding the status of the ongoing discussions regarding the potential transaction between the Raytheon and UTC management teams and representatives of Citigroup and Morgan Stanley.

During this period and through the execution of the merger agreement, Mr. Hayes provided periodic updates to the UTC Board from time to time between meetings of the UTC Board regarding the transaction discussions, terms and status, including the proposed combined company ownership ratios, and the status of UTC’s due diligence investigation of Raytheon.

On March 8 and March 11, 2019, at the direction of UTC and Raytheon, respectively, representatives of Morgan Stanley and Citigroup held a call and a meeting, respectively, during which they engaged in preliminary discussions regarding the valuation of Raytheon and UTC’s aerospace business in the context of the potential transaction. During the March 11, 2019 meeting, at the direction of UTC, representatives of Morgan Stanley presented preliminary analyses reflecting a combined company ownership ratio of 61% to 62% for UTC shareowners and 38% to 39% for Raytheon stockholders, and representatives of Citigroup presented preliminary analyses reflecting an ownership ratio of approximately 54% to 55% for UTC shareowners and 45% to 46% for Raytheon stockholders, with representatives of both Morgan Stanley and Citigroup assuming per UTC that UTC RemainCo would contribute to the combined company approximately $21.6 billion of gross indebtedness, less cash and cash equivalents, which is referred to in this section entitled “—Background of the Merger” as “net indebtedness.”

Also on March 11, 2019, representatives of management of UTC, including Mr. Dumais and Robert F. Leduc, President, Pratt & Whitney, held a meeting with representatives of management of Raytheon, including Messrs. Kennedy and O’Brien, to discuss UTC’s Pratt & Whitney business.

On March 13, 2019, the UTC Board held a meeting, during which the UTC Board received updates and information regarding, and considered and discussed, Raytheon and the discussions between the parties to date, the key issues for a potential transaction, including a range of ownership ratios, and the strategic rationale for the transaction, including potential benefits from enhanced capabilities to generate new products and technologies, as well as considerations relating to the pending separation of the Otis and Carrier businesses.

On March 15, 2019, Messrs. Hayes, Dumais, Kennedy and O’Brien held a telephone call, during which they discussed the status of the evaluation of the potential transaction and the process for continuing the evaluation.

Between March 18 and March 22, 2019, at the direction of UTC and Raytheon, respectively, representatives of Morgan Stanley and Citigroup held various calls during which they engaged in further preliminary discussions regarding the valuation of Raytheon and UTC’s aerospace businesses in the context of a potential transaction based on, among other things, information that had been exchanged between Raytheon and UTC regarding their businesses and aerospace businesses, respectively. During the discussions on March 22, 2019, at the direction of UTC, representatives of Morgan Stanley proposed a combined company ownership ratio of approximately 60% for UTC shareowners and 40% for Raytheon stockholders assuming that UTC RemainCo would contribute to the combined company approximately $21.6 billion of net indebtedness. Following these discussions, on March 25, 2019, Messrs. Dumais and O’Brien met to further discuss valuation matters, including a discussion of valuation multiples associated with combined company ownership ranges of approximately 56% to 62% for UTC shareowners and 38% to 44% for Raytheon stockholders, as suggested by Mr. Dumais, and with combined company ownership ratios of approximately 56% for UTC shareowners and 44% for Raytheon stockholders, as suggested by Mr. O’Brien.

At a meeting of the Raytheon Board on March 20, 2019, the Raytheon Board received updates regarding the recent discussions between Raytheon and UTC management teams and representatives of Citigroup and Morgan Stanley regarding the potential transaction, including in respect of valuation matters. Raytheon management also discussed the strategic rationale for the potential transaction, including its view that the transaction would create a leading aerospace and defense company, with a strong balance sheet, significant synergy potential and a broad and balanced portfolio of businesses. Raytheon management and representatives of Citigroup also reviewed with the Raytheon Board information regarding UTC’s aerospace businesses, and, in particular, UTC’s Pratt & Whitney business. Raytheon management and representatives of Citigroup also discussed their preliminary analyses regarding the valuation of Raytheon and UTC RemainCo, their current views of potential cost synergies to be realized from the potential transaction, and preliminary views regarding integration planning for the potential transaction. Raytheon management and representatives of Citigroup also discussed how the potential transaction with UTC compared to other strategic alternatives potentially available to Raytheon. Representatives of Shearman & Sterling LLP, Raytheon’s legal counsel, referred to as Shearman & Sterling, reviewed with the Raytheon Board certain customary terms of a merger agreement for transactions similar to the potential transaction, as well as the directors’ fiduciary duties in respect of the potential transaction.

During the period following the Raytheon Board’s meeting on March 20, 2019 until June 9, 2019, Mr. Kennedy and other representatives of Raytheon management, as well as representatives of Citigroup and Shearman & Sterling, provided periodic updates to the Raytheon Board between meetings of the Raytheon Board regarding the terms and status of the potential transaction, as well as the status of Raytheon’s due diligence investigation of UTC’s aerospace businesses.

On March 25, 2019, Raytheon executed an engagement letter with Citigroup for Citigroup to act as a financial advisor to Raytheon in connection with a possible transaction with UTC.

On March 26, 2019, UTC executed an engagement letter with Morgan Stanley for Morgan Stanley to act as a financial advisor to UTC in connection with a possible transaction with Raytheon.

During late March 2019, members of the management teams of UTC and Raytheon, as well as representatives of Citigroup and Morgan Stanley, continued to discuss the status of the potential transaction and the process for continuing the evaluation of such a transaction. During a call during this period, Messrs. Dumais and O’Brien discussed the potential combined company ownership ratio, with Mr. Dumais proposing a combined company ownership ratio of approximately 57% to 60% for UTC shareowners and 40% to 43% for Raytheon stockholders, and Mr. O’Brien proposing a combined company ownership ratio of approximately 54% to 58% for UTC shareowners and 42% to 46% for Raytheon stockholders.

On April 4, 2019, Messrs. Hayes and Kennedy met to discuss the terms of the potential transaction. During this discussion, Mr. Hayes proposed certain terms for the transaction that included a combined company ownership ratio in which UTC shareowners would hold approximately 57.5% to 58.5%, and Raytheon stockholders would own approximately 41.5% to 42.5%, of the common stock of the combined company, assuming approximately $21.6 billion of net indebtedness contributed by UTC RemainCo. Messrs. Kennedy and Hayes also discussed the potential governance of the combined company, including a proposal that the combined company board of directors would consist of 15 members, eight of whom would be current UTC directors.

On April 7, 2019, the UTC Board held a meeting, during which it received further information regarding Raytheon, and considered and discussed the potential transaction and related considerations. This included a discussion of the strategic rationale for the potential transaction, including the potential to create a platform-agnostic aerospace and defense industry leader, as well as the recent discussions between the parties and the most recent proposals regarding the ownership ratio in the combined company and key board and leadership positions, including the possibility of a combined company board of directors consisting of 15 members, eight of whom would be former UTC directors. At the meeting, the UTC Board expressed support for UTC management continuing their discussions with Raytheon management regarding the potential transaction, with management to report back to the UTC Board.

On April 8, 2019, Messrs. Hayes and Kennedy held a telephone call to continue their discussion of the terms of the potential transaction. During this discussion, Messrs. Hayes and Kennedy discussed that the parties would proceed with further consideration and negotiation of the transaction on the basis of preliminary terms, which were subject to completion of due diligence, negotiation of mutually acceptable terms and conditions and the approvals of each party’s board of directors, reflecting an ownership ratio in which UTC shareowners and Raytheon stockholders would hold 57.5% and 42.5%, respectively, of the common stock of the combined company, assuming approximately $21.6 billion of net indebtedness to be contributed by UTC RemainCo. In addition, the preliminary terms included that the board of directors of the combined company would include eight members designated from among the UTC directors and seven members designated from among the Raytheon directors, Mr. Kennedy would serve as Executive Chairman of the combined company, for a period of approximately two years following the completion of the transaction, and Mr. Hayes would serve as Chief Executive Officer of the combined company. Messrs. Hayes and Kennedy also discussed on that call whether Mr. Hayes would succeed Mr. Kennedy as Chairman of the combined company upon Mr. Kennedy’s cessation of service as Executive Chairman, which was subsequently agreed by the parties in late May 2019.

On April 10, 2019, UTC executed an engagement letter with Evercore, which had served as financial advisor to UTC and the UTC Board in their strategic review process with respect to UTC, including the separation and the distributions, for Evercore to act as a financial advisor to UTC and the UTC Board in connection with a possible transaction with Raytheon.

On April 22, 2019, Messrs. Hayes and Kennedy held a telephone call to continue their discussion of the terms of the potential transaction.

During the remainder of April 2019, members of management of each of Raytheon and UTC and representatives of Morgan Stanley and Citigroup continued to discuss the valuation of Raytheon and UTC’s aerospace businesses, the combined company’s capital structure, governance terms and the process for continuing to evaluate the potential transaction, including the process with respect to a mutual due diligence exercise.

On April 28, 2019, the Raytheon Board held a special meeting, during which the Raytheon Board received an update from Raytheon management regarding the potential transaction with UTC, including the principal preliminary terms for the potential transaction, including the proposed ownership split between UTC shareowners and Raytheon stockholders of 57.5% and 42.5%, respectively, assuming approximately $21.6 billion of net indebtedness for UTC RemainCo, and the proposed respective post-closing roles of Messrs. Kennedy and Hayes, as Executive Chairman and Chief Executive Officer, respectively, as well as information regarding UTC’s aerospace businesses, including the recently acquired businesses of Rockwell Collins. Raytheon management and representatives of Citigroup also discussed potential strategic alternatives for Raytheon to the potential transaction with UTC, including remaining as an independent company. Representatives of Citigroup reviewed with the Raytheon Board the structure of the potential transaction, including a description of the separation and the distributions, as well as certain valuation matters, including the approach to valuation adopted by the parties in consultation with Citigroup and Morgan Stanley, an overview of their preliminary financial analyses of Raytheon and UTC RemainCo, and a discussion of the synergies potentially realizable from the potential transaction based on estimates of Raytheon and UTC management. Representatives of Shearman & Sterling reviewed with the Raytheon Board certain legal matters relating to the potential transaction, including the directors’ fiduciary duties under applicable law in respect of the potential transaction were it to proceed, as well as the timeline for the Raytheon Board’s consideration of various matters relating to the potential transaction. Raytheon management then reviewed with the Raytheon Board a proposed plan for the mutual due diligence review and transaction documentation. The Raytheon Board authorized Raytheon management to proceed to the next phase of the potential transaction consisting of a mutual due diligence review and preparation and negotiation of transaction documentation.

Also on April 28, 2019, the UTC Board held a meeting, during which it received an update on, and engaged in discussion regarding, the potential transaction with Raytheon. The UTC Board discussed the principal proposed terms for the transaction, including an ownership ratio in which UTC shareowners and Raytheon stockholders would hold 57.5% and 42.5%, respectively, of the common stock of the combined company, assuming that UTC RemainCo would have approximately $21.6 billion of net indebtedness, and proposed governance terms. The UTC Board also evaluated and discussed certain considerations relating to the potential transaction, including timing and regulatory considerations and implications for the ongoing process of the separation and the distributions, as well as the benefits anticipated to result from the transaction, including the potential to create a leading aerospace and defense systems provider with the financial and technology capabilities to provide advanced solutions addressing the customer requirements in high-growth segments of the aerospace and defense industry. Representatives of Evercore reviewed with the UTC Board certain considerations relating to the potential transaction. In addition, at the meeting, management reviewed with the UTC Board the proposed process for next steps for the potential transaction, including each party providing additional nonpublic information to the other through reciprocal due diligence reviews. Following discussion, the UTC Board authorized UTC management to proceed to the next phase of the potential transaction consisting of a mutual due diligence review and preparation and negotiation of transaction documentation.

Between April 29, and May 2, 2019, there were several calls among Messrs. Kennedy, Hayes, O’Brien and Dumais and other members of Raytheon and UTC management teams to discuss next steps for the potential transaction, including their mutual due diligence review.

Beginning on May 1, 2019, each of UTC and Raytheon made available to the other certain additional due diligence information in confidential data rooms, and representatives of management of each party held telephone calls to discuss the due diligence process. Thereafter, each of UTC and Raytheon, with the assistance of their respective advisors, conducted due diligence with respect to the other party.

On May 7, 2019, Wachtell, Lipton, Rosen & Katz, referred to as Wachtell Lipton, counsel to UTC, sent initial drafts of a merger agreement and other transaction documentation to Shearman & Sterling. Among other terms, the draft merger agreement proposed the circumstances under which the parties could consider alternative transactions and the termination fees that each party could be required to pay under certain circumstances, including in the event of a termination of the merger agreement because of a change of recommendation of that party’s board of directors.

On May 8, 2019, Messrs. Dumais and O’Brien held a meeting to review certain financial information regarding UTC RemainCo, and representatives of management of the parties also held a call to discuss potential technology-related synergies. During this discussion, Mr. Dumais proposed to increase the assumed net indebtedness to be contributed by UTC RemainCo from $21.6 billion to $22.9 billion for the transaction, which additional net indebtedness would be offset by a lower amount of estimated UTC RemainCo after-tax pension liabilities (partially offset by an increase in non-controlling interests), and which would facilitate the separation and the distributions by allowing UTC to allocate a greater portion of its aggregate indebtedness to UTC RemainCo and a corresponding lesser amount of such indebtedness to one or both of Otis SpinCo and/or Carrier SpinCo. Mr. Dumais also indicated the possibility that UTC might consider proposing a further increase of the net indebtedness for UTC RemainCo.

During the week of May 12, 2019, representatives of management of each of Raytheon and UTC held additional meetings to discuss, among other things, potential technologies synergies, the status, structure and planning for the separation and the distributions and potential governance arrangements to be adopted in connection with the potential transaction.

On May 16, 2019, Messrs. Kennedy and Hayes met for dinner with two of UTC’s independent directors, so that the independent directors would have the opportunity to meet Mr. Kennedy and to discuss with him and Mr. Hayes their views of the potential transaction and their plans for the combined company were the potential transaction to be completed.

On May 17, 2019, representatives of management of each of UTC and Raytheon, as well as representatives of Wachtell Lipton, Morgan Stanley, Shearman & Sterling and Citigroup, met to receive a presentation from UTC management regarding various aspects of the separation and the distributions, including the status of the separation process.

On May 20, 2019, Shearman & Sterling sent revised drafts of the merger agreement and other transaction documentation to Wachtell Lipton. On the same day, Messrs. Hayes and Kennedy held a telephone call to discuss the status of the transaction, including the status of the due diligence reviews, the transaction documents and certain governance related matters.

Thereafter, the parties and their respective legal advisors negotiated the terms of the merger agreement and the other transaction documentation, including the combined company governance provisions, the provisions containing principles governing UTC’s separation and the distributions (including the terms upon which the separation and the distributions would be completed), the various tax rulings and tax opinions to be received by UTC in connection with the separation and the distributions, and UTC’s obligations to complete the separation and the distributions, as well as the rights of the parties to terminate the merger agreement and the termination fees payable by the parties under certain circumstances.

In addition, on May 20, 2019, the UTC Board held a meeting, during which it received an update and engaged in discussions regarding the potential transaction with Raytheon. Among other matters, management reviewed with the UTC Board the results of UTC’s due diligence review of Raytheon to date, capital structure planning relating to the potential transaction and the separation and the distributions, all of which the UTC Board considered and discussed. Management reviewed with the UTC Board, and the UTC Board considered and discussed, the proposed name and ticker symbol for the combined company. Management and representatives of Wachtell Lipton also reviewed with the UTC Board, and the UTC Board considered and discussed, certain governance provisions relating to the board and leadership for the combined company, including the proposed combined company board and committee composition, leadership structure and appointment of an independent lead director.

On May 22, 2019, representatives of management of each of Raytheon and UTC, including Messrs. Kennedy, Hayes, O’Brien and Dumais, as well as representatives of Citigroup, Shearman & Sterling, Morgan Stanley, Evercore and Wachtell Lipton, met to receive presentations from Raytheon management regarding Raytheon’s businesses, and from UTC management regarding the UTC aerospace businesses.

In addition, on May 22, 2019, Shearman & Sterling sent initial drafts of employment agreements for Messrs. Hayes and Kennedy, to be effective upon, and subject to, the closing of the combination, to Wachtell Lipton. Thereafter representatives of UTC, with the assistance of Wachtell Lipton, and representatives of Raytheon, with the assistance of Shearman & Sterling, exchanged various drafts of the proposed employment agreements.

On May 24, 2019, Raytheon management had discussions with RBC Capital Markets, which had provided financial advisory services to Raytheon in the past, regarding its potential engagement by Raytheon to provide certain financial advisory services to Raytheon in connection with the potential transaction with UTC, including, if requested by the Raytheon Board, to provide an opinion to the Raytheon Board regarding the fairness, from a financial point of view, to holders of Raytheon common stock of the consideration to be received by such holders in the potential transaction with UTC. Raytheon subsequently engaged RBC Capital Markets to provide such financial advisory services to Raytheon in connection with the potential transaction with UTC.

On May 28, 2019, representatives of management of the parties and their respective legal advisors held a telephone call to negotiate certain provisions in the transaction documentation, including provisions relating to the separation and the distributions. Following this discussion, at the direction of UTC and Raytheon, respectively, representatives of UTC discussed with representatives of Raytheon the possibility for UTC to allocate up to $1.4 billion in additional net indebtedness to UTC RemainCo (as opposed to Otis SpinCo or Carrier SpinCo) in the separation and the distributions, and to reduce the proposed combined company ownership ratio for UTC shareowners from 57.5% to 57% and increase such ratio for Raytheon stockholders from 42.5% to 43%.

On May 30, 2019, the Raytheon Board held a meeting, during which the Raytheon Board received an update on the status of the ongoing discussions between Raytheon and UTC management teams regarding the potential transaction with UTC, including the possibility that UTC would propose to allocate an additional $1.4 billion of additional net indebtedness to UTC RemainCo in connection with the separation and to increase the percentage of UTC shares proposed to be issued to Raytheon stockholders in the merger from 42.5% to 43%. The Raytheon Board also received updates regarding the results of the due diligence review to date of UTC’s aerospace businesses, including due diligence regarding UTC’s Pratt & Whitney engine business. The Raytheon

Board also received an update from representatives of Raytheon management and Shearman & Sterling regarding the status of the negotiations of the transaction documentation, including a discussion of the principal provisions in the draft transaction documents. This included a discussion of the governance provisions, including the proposal that a Raytheon director would be the lead independent director of the combined company and the proposed allocation between Raytheon and UTC directors of the chairs of the five standing committees proposed for the board of directors of the combined company, the terms of the separation and the distributions, the conditions to the merger and to UTC’s obligations to effect the separation and the distributions, the termination rights of the parties and the termination fees payable by the parties under certain circumstances. In that regard, the Raytheon Board discussed whether either Raytheon or UTC should have the right to terminate the merger agreement to accept a superior proposal, as well as the provisions under which the Raytheon Board (and the UTC Board) would have the right to change their respective recommendations to their stockholders to vote in favor of the transaction under certain circumstances, and the relative termination fees payable by Raytheon and UTC under certain circumstances. Representatives of Citigroup reviewed with the Raytheon Board certain preliminary financial analyses regarding the potential transaction, including estimates of Raytheon and UTC management of the potential synergies to be realized from the potential transaction. In addition, a representative of RBC Capital Markets discussed with the Raytheon Board the experience of RBC Capital Markets in advising boards of directors in respect of similar transactions. Raytheon management also reviewed with the Raytheon Board a potential timeline and communications plans for a potential transaction.

On June 2, 2019, the UTC Board held a meeting, during which it received an update and engaged in discussions regarding the potential transaction with Raytheon. At the meeting, the UTC Board received, and considered and discussed, updates regarding the due diligence process and certain findings of UTC’s due diligence of Raytheon and capital structure planning for the separation and the distributions and the potential transaction. Representatives of Wachtell Lipton and management reviewed with the UTC Board, and the UTC Board considered and discussed, the status and principal issues in the negotiation of the transaction documentation, including a discussion of open issues relating to principles of the separation and the distributions to be included in the merger agreement, the termination fees payable by the parties under certain circumstances and provisions relating to the net indebtedness of UTC RemainCo. Also at the meeting, representatives of Evercore reviewed with the UTC Board certain preliminary financial analyses regarding the potential transaction. In addition, the UTC Board discussed and considered the potential for a reduction in the proposed combined company ownership ratio for UTC shareowners from 57.5% to 57%, and a corresponding increase for Raytheon stockholders from 42.5% to 43%, which would result in UTC allocating up to $1.4 billion in additional net indebtedness to UTC RemainCo (as opposed to Otis SpinCo or Carrier SpinCo) in the separation and the distributions, which would result in UTC RemainCo having $24.3 billion of net indebtedness. The UTC Board and management concluded that this additional net indebtedness of UTC RemainCo would have the benefit, across a range of possible economic scenarios, of improving the credit profile and enhancing the equity value of one or both of Otis SpinCo and/or Carrier SpinCo in connection with the separation and the distributions.

Over the next several days following the meeting of the UTC Board, representatives of management of UTC and Raytheon and their respective advisors held telephone calls to negotiate the terms of the transaction, including the ownership ratio and provisions in the transaction documentation relating to the separation and the distributions and the termination fees payable in the event of a termination of the merger agreement under certain circumstances, among other provisions. During these discussions, representatives of management of UTC and Raytheon determined to proceed on the basis of a revised 57% and 43% ownership ratio and the ability of UTC to allocate additional indebtedness to UTC RemainCo, as well as termination fees of approximately 3.5% of the equity value of Raytheon and 3.5% of the implied equity value of UTC RemainCo payable by Raytheon and UTC, respectively. Thereafter, the parties discussed and subsequently agreed on the exchange ratio of 2.3348 shares of UTC common stock for each share of Raytheon common stock to reflect the proposed combined company ownership ratio of approximately 57% for UTC shareowners and approximately 43% for Raytheon stockholders.

On June 4, 2019, Messrs. Hayes and Kennedy met for dinner with three of Raytheon’s independent directors and three of UTC’s independent directors, so that the independent directors would have the opportunity to meet each other and Messrs. Hayes and Kennedy, and discuss with Mr. Hayes and Mr. Kennedy their views of the potential transaction and their plans for the combined company were the potential transaction to be completed.

On June 5, 2019, the Raytheon Board held a meeting, during which it received an update from Raytheon management on the status of the ongoing discussions between the Raytheon and UTC management teams and their respective advisors. In addition, RBC Capital Markets reviewed with the Raytheon Board certain preliminary financial analyses in connection with the potential transaction.

On June 8, 2019, the Raytheon Board held a meeting to review the proposed transaction with UTC. At the meeting, representatives of Raytheon management presented the terms and conditions of the proposed transaction, as well as the strategic rationale for and the expected benefits of the transaction, including the potential synergies and opportunities to develop advanced technologies, the complementary nature of the businesses of each of Raytheon and UTC, and the potential for the combined company to return substantial capital to its shareowners. Representatives of Shearman & Sterling reviewed in detail with the Raytheon Board the terms and conditions of the draft merger agreement and related transaction documentation, including the separation principles and the proposed amended and restated by-laws of UTC, as well as the fiduciary duties of the Raytheon Board in connection with the transaction. Representatives of Raytheon management, along with representatives of Shearman & Sterling, also discussed certain other legal matters relating to the proposed transaction, including the regulatory approvals that would be required for the proposed transaction, the tax rulings and opinions that would be required in connection with the distributions and the merger, and the expected timing of the proposed transaction. In addition, Raytheon management presented the terms and conditions of the proposed employment agreement between Mr. Kennedy and UTC, to be effective as of the closing of the merger, and the proposed severance plan covering several members of Raytheon’s senior leadership team, in each case as approved (and recommended to the full Raytheon Board for approval) by the Management, Development and Compensation Committee of Raytheon. Representatives of Citigroup presented its financial analyses regarding the merger to the Raytheon Board and delivered to the Raytheon Board its oral opinion, subsequently confirmed in writing, that, as of the date of its opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citigroup as set forth therein, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of Raytheon common stock. Also at this meeting, RBC Capital Markets separately reviewed its financial analysis of the exchange ratio with the Raytheon Board and rendered an oral opinion, confirmed by delivery of a written opinion dated June 8, 2019, to the Raytheon Board as to the fairness, from a financial point of view and as of such date, to holders of Raytheon common stock of the exchange ratio provided for pursuant to the merger agreement, which opinion was based on and subject to the procedures followed, assumptions made, factors considered and qualifications and limitations on the review undertaken as described in the opinion. The Raytheon Board also reviewed and considered draft communications materials in connection with the proposed transaction. After discussions regarding the matters presented by Raytheon management and Raytheon’s legal and financial advisors at the meeting and at previous meetings, the Raytheon Board unanimously determined that entering into the merger agreement is advisable to and in the best interests of Raytheon and its stockholders, resolved, among other things, to approve the merger agreement and the transactions contemplated thereby, including the merger, authorized Raytheon to enter into the merger agreement and resolved to recommend to Raytheon stockholders that they vote to adopt the merger agreement.

Also on June 8, 2018, there were media reports that UTC and Raytheon were engaging in discussions regarding a potential combination of UTC’s aerospace businesses and Raytheon. Following these reports, UTC management received shareowner communication regarding the transaction rumors.

On June 9, 2019, the UTC Board held a meeting to review the proposed transaction. Management presented the terms and conditions of the transaction, as well as the strategic rationale and certain financial aspects of the transaction and the anticipated capital structure of the combined company. The presentation included a discussion of the anticipated benefits of the transaction, including the synergies and technological innovation that the transaction was expected to enable, as well as the anticipated opportunity for the combined company to return substantial capital to shareowners. The presentation also included discussion regarding the terms and conditions of the merger agreement and the other transaction documentation, including the conditions to the completion of the transaction, including regulatory approvals and the completion of the separation and the distributions, and anticipated timing for completing the transaction, and the provisions relating to the separation and the distributions (including the agreed principles governing the separation and the distributions). Management also reviewed with the UTC Board shareowner communication regarding the potential transaction, which the UTC Board discussed and considered. Representatives from Morgan Stanley and Evercore presented their respective financial analyses to the UTC Board. Representatives of Morgan Stanley delivered to the UTC Board its oral opinion, which was confirmed by delivery of a written opinion dated June 9, 2019, to the effect that, as of the date of such opinion, based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in such written opinion, the exchange ratio pursuant to the merger agreement (which, for the avoidance of doubt, contemplates the completion of the separation and the distributions prior to the completion of the merger) is fair from a financial point of view to UTC. Representatives of Evercore separately delivered to the UTC Board its oral opinion, which was confirmed by delivery of a written opinion dated June 9, 2019, to the effect that, as of the date of such opinion, upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the exchange ratio is fair from a financial point of view to UTC. Representatives of Wachtell Lipton reviewed in detail with the UTC Board the terms and conditions of the proposed transaction documentation, including the provisions relating to the separation and the distributions and the provisions under which the UTC Board and the Raytheon Board would have the right to change their respective recommendations to their shareowners to vote in favor of the transaction under certain circumstances, as well as the absence of a right to terminate the merger agreement to accept a superior proposal, and the relative termination fees payable by Raytheon and UTC under certain circumstances. Representatives of Wachtell Lipton also reviewed with the UTC Board the fiduciary duties of the UTC directors in connection with evaluating and considering the transaction and related matters. In addition, Jean-Pierre Garnier, Chair of the compensation committee of the UTC Board, presented the terms and conditions of the proposed employment agreements of Messrs. Hayes and Kennedy, in each case as approved (and recommended to the full UTC Board for approval) by the compensation committee and to be effective upon, and subject to, the closing of the transaction. The UTC Board also reviewed and considered certain communications and other matters in connection with the proposed transaction. After discussion regarding the matters presented by management and UTC’s advisors at the meeting and at previous meetings, the UTC Board unanimously resolved, among other things, that the transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, UTC and its shareowners, approved entry by UTC into the merger agreement and proposed employment agreements and resolved to recommend to UTC shareowners that they vote in favor of the issuance of UTC shares to Raytheon stockholders in the merger.

UTC and Raytheon executed the merger agreement on June 9, 2019, and, later that day, issued a press release announcing the entry into the merger agreement.

UTC Board’s Recommendation and Reasons for the Merger

On June 9, 2019, the UTC Board unanimously (1) approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger, the separation and the distributions and the issuance of UTC common stock in connection with the merger, on the terms and subject to the conditions set forth in the merger agreement, (2) determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, the separation and the distributions and the issuance of UTC common stock in connection with the merger are fair to and in the best interests of UTC and UTC shareowners, (3) resolved to recommend the UTC share issuance proposal to UTC shareowners, on the terms and subject to the conditions set forth in the merger agreement and (4) directed that the UTC share issuance proposal be submitted to UTC shareowners for approval.

In evaluating the merger agreement and the transactions contemplated by the merger agreement, including the merger and the separation and the distributions, the UTC Board consulted with UTC’s management and legal and financial advisors through an extensive strategic review and due diligence process. In reaching its decision, the UTC Board evaluated, among other things, the financial effects of the transactions from the perspective of UTC and its shareowners and the impact of the transactions on UTC, the UTC aerospace businesses, the Otis business and the Carrier business from a strategic and operational perspective. In recommending that UTC shareowners vote their shares of UTC common stock in favor of the UTC share issuance proposal, the UTC Board considered a number of factors, including the following (not necessarily listed in order of relative importance):

•	UTC’s businesses and operations and its current and historical financial condition and results of operations, including of each of the UTC aerospace businesses, Otis and Carrier;
•	UTC’s strategic plan and related financial projections and the risks and uncertainties in executing on the strategic plan and achieving the financial projections, including with respect to each of the UTC aerospace businesses, Otis and Carrier, as well as with respect to the separation and the distributions, and including risks related to consolidation and increased competition among participants in the respective industries of the UTC aerospace businesses, Otis and Carrier, current dynamics and outlooks of each of those industries, and the “risk factors” set forth in UTC’s Annual Report on Form 10-K for the year ended December 31, 2018 and subsequent reports filed with the SEC;

•	The current and expected valuation of UTC common stock, as well as the historic trading ranges of UTC common stock and the potential trading range of UTC common stock absent announcement of the merger agreement;
•	Various analyses as to the valuation of UTC RemainCo as an independent company, including to account for the anticipated earnings over time from the UTC aerospace businesses’ original equipment manufacturer, referred to as OEM, engine and aftermarket businesses and for synergies in connection with UTC’s acquisition of Rockwell Collins, including in comparison to the expected attractive valuation of the combined company;
•	The perceived risks of UTC RemainCo as a standalone public company and the assessment by the UTC Board, taking into account, among other things, its review of potential strategic options with the assistance of UTC management and UTC’s advisors;
•	The fact that the separation and the distributions created a unique opportunity for the transaction to occur, and that the transaction effectuates one of the goals of the separation and the distributions by allowing UTC RemainCo to strengthen its core aerospace business and significant defense business as a focused aerospace and defense company by engaging in a merger of equals transaction that is expected to create a premier platform-agnostic systems provider with advanced technologies that will address rapidly growing and changing segments of the aerospace and defense industries;
•	The current aerospace and defense competitive landscape, including the competitive advantages of firms with significant scale and diversity across both aerospace and defense business lines;
•	The value creation potential that is expected to be accelerated and greatly enhanced in a combination with Raytheon compared to the potential of UTC RemainCo on a standalone basis, by increasing UTC’s competitive strengths across both commercial aerospace and defense offerings;
•	The fact that the combined company’s financial strength and broad product offerings will allow it to sustain investment across potential cycles in either commercial aerospace or defense;
•	The combined company’s expected enhanced technology and research and development capabilities, with a combined annual company and customer funded R&D spend of approximately $8 billion (based on estimated 2019 R&D spend on a pro forma basis), over 60,000 engineers and over 38,000 patents, which will help the combined company develop advanced products to meet customer priorities and the national defense strategies of the United States and its allies, and which such expansion is expected to provide the combined company with additional growth opportunities as compared to UTC RemainCo on a standalone basis and to enable the combined company to become the leader in advanced technologies;
•	The UTC Board’s belief that Raytheon’s business profile—i.e., platform-agnostic, system-centric and broadly diversified across programs and platforms with over 10,000 contracts within segments of the defense sector that the UTC Board believes are resilient with attractive future growth prospects—would coincide well with UTC’s medium- and long-term strategic focus on being a platform-agnostic systems provider, and enable the combined company not to be overly reliant on any single platform or program;
•	The fact that the same engineering, manufacturing and support capabilities are required to support both commercial and defense businesses, and the expected complementary capabilities and technology sharing enabled by bringing UTC and Raytheon together, which are expected to enhance product offerings for customers and accelerate revenue opportunities beyond what UTC RemainCo could have accomplished on its own over the medium- and long-term, including:
○	the fact that UTC can capitalize on Raytheon’s capabilities, such as Raytheon’s advanced cybersecurity, air traffic control and information technology solutions, which are expected to allow the combined company to enhance its products and win greater share with commercial customers, and the fact that segments where Raytheon has a strong leadership position—air and missile defense, command, control and intelligence, surveillance and reconnaissance, and cybersecurity—represent some of the highest-growth segments of defense;

○	the fact that Raytheon can capitalize on UTC’s capabilities, such as UTC’s aircraft systems technologies, which are expected to enable the combined company to offer a leading portfolio of next-generation products and services in the defense sector;
•	The expected generation of more than $1 billion of gross annual run-rate cost synergies, with approximately $500 million of net synergies, by the fourth year following completion of the merger, through uniting complementary portfolios of platform-agnostic aerospace and defense technologies, together with the strong track record of the UTC management team with respect to executing the associated integration processes and achievement (and surpassing) of expected synergies following significant business combination transactions;
•	The expected strong cash flow generation and balance sheet of the combined company, including the expected return of capital to shareowners of $18 to $20 billion in the first 36 months following completion of the merger, significantly in excess of what UTC RemainCo would be able to do as a standalone company;
•	The expected strong credit profile of the combined company, due in part to the strong credit profile of Raytheon, which would help allow for the above-mentioned expected return of capital and help counteract one of the potential negative results of the separation and the distributions, that smaller companies may not have the capital or cash flow generation to sustain a robust credit profile;
•	The complementary cultures of UTC and Raytheon, including a strong performance-based culture focused on integrity, collaboration, innovation, diversity and corporate social responsibility;
•	The fact that the merger agreement provides for a fixed exchange ratio and that no adjustment will be made in the merger consideration to be received by Raytheon stockholders in the merger as a result of possible changes in the market price of UTC’s common stock following the announcement of the merger (or following the completion of the separation and the distributions);
•	The benefits of an all-stock no-premium combination that allows UTC shareowners, as well as Raytheon stockholders, to continue to participate in the significant upside of the combined company’s focused aerospace and defense businesses;
•	The resulting percentage ownership interest that current UTC shareowners would have in the combined company following the merger;
•	The ability of UTC to continue to pay its regular quarterly dividends to its shareowners under the terms of the merger agreement;
•	The applicable net indebtedness (including unfunded pension liabilities and non-controlling interests) that UTC RemainCo would bring to the combined company, which would enable the creation through the separation of three investment grade companies with strong balance sheets and resulting flexibility;
•	The fact that pre-merger UTC shareowners will own 100% of the significant upside in the Carrier business and the Otis business upon completion of the separation and the distributions;
•	The written opinion of Morgan Stanley, dated June 9, 2019, to the UTC Board to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in such written opinion, the exchange ratio pursuant to the merger agreement (which, for the avoidance of doubt, contemplates the completion of the separation and the distributions prior to the completion of the merger) was fair from a financial point of view to UTC, as described in greater detail in the section entitled “The Merger—Opinions of UTC’s Financial Advisors—Opinion of Morgan Stanley.” The full text of the written opinion of Morgan Stanley, dated June 9, 2019, which sets forth assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety;

•	The written opinion of Evercore, dated June 9, 2019, to the UTC Board to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to UTC, as described in greater detail in the section entitled “The Merger—Opinions of UTC’s Financial Advisors—Opinion of Evercore.” The full text of the written opinion of Evercore, dated June 9, 2019, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the reviews undertaken in rendering the Evercore opinion, is attached as Annex D to this joint proxy statement/prospectus, and is incorporated herein by reference;
•	The structure of the transaction as a merger of equals, including the governance terms in the merger agreement providing that, among other things:
○	a highly independent board of directors, with 13 of 15 independent directors, including a Lead Independent Director;
○	the board of directors of the combined company would include eight directors who are directors of UTC as of immediately prior to the completion of the merger, and seven directors who are directors of Raytheon as of immediately prior to the completion of the merger;
○	each standing committee of the board of directors of the combined company will have equal representation from directors of each of the two companies and existing Raytheon directors will be the chairs of three of the standing committees and existing UTC directors will be the chairs of two of the standing committees;
○	UTC’s Chief Executive Officer prior to the completion of the merger would serve as the Chief Executive Officer of the combined company;
○	Raytheon’s Chief Executive Officer prior to the completion of the merger would serve as the Executive Chairman of the board of directors of the combined company until the specified date, at which point UTC’s Chief Executive Officer prior to the completion of the merger would serve as Chairman and Chief Executive Officer; and
○	the belief of the UTC Board that the above-described arrangements would reasonably assure the continuity of the management and oversight of the combined company following completion of the merger and facilitate a strong management team drawn from both UTC and Raytheon, leveraging the respective expertise of both management teams, to work together to integrate the two companies and provide a stable foundation for future management succession;
•	UTC’s ability under the merger agreement, subject to certain conditions, to provide information to and engage in discussions or negotiations with third parties that make unsolicited transaction proposals;
•	That if UTC were to receive an alternative transaction proposal that the UTC Board determines constitutes or would reasonably be expected to result in a superior proposal (as defined in “The Merger Agreement—Covenants and Agreements—No Solicitation of Alternative Transactions”), the UTC Board would be able, subject to certain conditions, to consider the superior proposal and change its recommendation that UTC shareowners vote in favor of the UTC share issuance proposal;
•	The ability under the merger agreement for the UTC Board, subject to certain conditions, to change its recommendation in favor of the UTC share issuance proposal in response to an intervening event if the UTC Board determines that failure to take such action would be inconsistent with its fiduciary duties;
•	The termination provisions contained in the merger agreement, including the fact that the UTC Board believed that the termination fee it would have to pay Raytheon in specified circumstances of $2.365 billion is reasonable in light of, among other things, the benefits of the merger to UTC shareowners, the typical size of such fees in similar transactions and the likelihood that such a fee would not preclude or unreasonably restrict the emergence of alternative transaction proposals, as well as the fact that generally no termination fee is payable by UTC to Raytheon if UTC shareowners do not approve the UTC share issuance proposal and the UTC Board has not changed its recommendation to UTC shareowners to vote for such proposal and UTC has not breached certain provisions of the merger agreement, and that UTC would receive a termination fee of $1.785 billion from Raytheon in specified circumstances;

•	The outside date under the merger agreement, taking into account the ability of UTC or Raytheon to extend the initial July 1, 2020 outside date in specified circumstances (as more fully described in the section entitled “The Merger Agreement—Termination”), which is expected to allow for sufficient time to complete the merger;
•	The likelihood that the parties would complete the merger taking into account the commitments by UTC and Raytheon to obtain applicable consents and approvals under regulatory laws;
•	The UTC Board’s knowledge of Raytheon, taking into account publicly available information regarding Raytheon and the results of UTC’s due diligence review of Raytheon;
•	The UTC Board’s understanding of the current valuation of Raytheon common stock, as well as the historic trading ranges of Raytheon common stock;
•	The expectation that the timing and tax-free nature of the separation and the distributions will not be affected by the merger;
•	The agreement of UTC and Raytheon that the IRS ruling and the tax opinion of outside counsel regarding the tax treatment of each of the Otis distribution and the Carrier distribution to be obtained by UTC as a condition to the obligations of Raytheon and UTC to complete the merger must be in form and substance reasonably satisfactory to UTC and Raytheon;
•	The fact that the merger agreement was the product of arm’s-length negotiations and contained terms and conditions that are, in the UTC Board’s view, favorable to UTC and its shareowners;
•	The fact that the merger agreement was unanimously approved by the UTC Board, which is comprised of a majority of independent directors who are not affiliated with Raytheon and are not employees of UTC or any of its subsidiaries, and which received advice from UTC’s financial and legal advisors in evaluating, negotiating and recommending the terms of the merger agreement;
•	The condition to completing the merger that the UTC share issuance proposal must be approved by the affirmative vote of a majority of the votes cast by holders of outstanding shares of UTC common stock and the Raytheon merger proposal must be approved by the affirmative vote of the holders of a majority of all outstanding shares of Raytheon common stock, and the absence of any stock voting commitments by management or other shareowners or stockholders, so that shareowners and stockholders will have the right to approve or disapprove of the UTC share issuance proposal and the Raytheon merger proposal; and
•	UTC’s ability to specifically enforce Raytheon’s obligations under the merger agreement, including Raytheon’s obligations to complete the merger.

The UTC Board also considered a number of uncertainties, risks and other factors in its deliberations concerning the merger, the separation and the distributions and the other transactions contemplated by the merger agreement, including the following (not necessarily listed in order of relative importance):

•	The fact that UTC shareowners would forgo the opportunity to realize the potential value of UTC RemainCo as a new, standalone public company;
•	The fact that the value of the merger consideration payable to Raytheon shareowners could increase in the event that the UTC stock price or the value of the UTC aerospace businesses increases prior to the completion of the merger;
•	The fact that, under specified circumstances, UTC may be required to pay a $2.365 billion termination fee in the event the merger agreement is terminated and the effect this could have on UTC, including the possibility that the termination fee payable by UTC to Raytheon upon the termination of the merger agreement in specified circumstances could discourage some potential transaction counterparties from making a transaction proposal, although the UTC Board believes that the termination fee is reasonable in amount and would not unduly deter any other party that might be interested in combining with UTC;

•	That if UTC were to receive an alternative transaction proposal that the UTC Board determines constitutes or would reasonably be expected to result in a superior proposal (as defined in the merger agreement), although the UTC Board would be able, subject to certain conditions, to consider the superior proposal and change its recommendation that UTC shareowners vote in favor of the UTC share issuance proposal, UTC could not terminate the merger agreement in connection with only a change of recommendation by the UTC Board;
•	Raytheon’s right, subject to certain conditions, to respond to and negotiate certain alternative transaction proposals, as well as Raytheon’s right, under certain circumstances, to change its recommendation that Raytheon stockholders vote in favor of the Raytheon merger proposal;
•	The risk that the $1.785 billion termination fee Raytheon may be required to pay UTC in the event the merger agreement is terminated under specified circumstances may not be sufficient to compensate UTC for the harm it might suffer as a result of such termination;
•	The fact that the market price of UTC common stock could be affected by many factors if the merger agreement were terminated, including: (1) the reason or reasons for such termination and whether such termination resulted from factors adversely affecting UTC, (2) the possibility that, as a result of the termination of the merger agreement, possible transaction partners may consider UTC to be a less attractive transaction partner and (3) the possible sale of UTC common stock by short-term investors following an announcement that the merger agreement was terminated, which could exacerbate an already enhanced risk of volatility as a result of the anticipated distributions;
•	The risk of any potential action or inaction by UTC or any other party causing the separation, the distributions and/or the merger to lose their tax-free qualification;
•	The significant costs involved in connection with entering into and completing the merger, including costs to achieve expected synergies;
•	The challenges inherent in combining the UTC aerospace businesses and Raytheon’s businesses, while simultaneously separating the Otis business and the Carrier business from the UTC aerospace businesses;
•	The restrictions in the merger agreement on UTC’s conduct of business prior to the completion of the merger, which could delay or prevent UTC from undertaking business opportunities that may arise, or taking other actions with respect to its operations that the UTC Board and management might believe were appropriate or desirable, as well as restrictions on UTC’s actions and discretion with respect to effecting the separation and the distributions (including certain specific terms and conditions thereof) and the covenant in the merger agreement requiring that the applicable net indebtedness of UTC RemainCo as of immediately prior to the completion of the merger (subject to the terms and conditions of the merger agreement) not exceed $24.3 billion (subject to adjustment as described in “The Merger Agreement—The Separation and the Distributions”) and Raytheon’s right to pay to its stockholders the Raytheon special dividend that would make them economically whole if UTC RemainCo’s applicable net indebtedness exceeds that amount;
•	The fact that there can be no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied, including that the transaction is contingent on the completion of the separation and the distributions;
•	The fact that the completion of the merger would require approval under or expiration or termination of the applicable waiting periods under the HSR Act and other applicable regulatory and foreign investment laws, the risk that regulatory agencies may not approve the merger or may impose terms and conditions on their approvals that exceed the limitations that UTC and Raytheon agreed to in the merger agreement or otherwise adversely affect the business and financial results of the combined company, and the amount of time that might be required to obtain all required regulatory consents and approvals;

•	The risk that the UTC shareowners do not approve the UTC share issuance proposal and/or the Raytheon stockholders do not approve the Raytheon merger proposal;
•	The impact of the announcement, pendency or completion of the merger, or the failure to complete the merger, on UTC’s relationships with its employees (including making it more difficult to attract and retain key personnel and the possible loss of key management, technical and other personnel), customers and suppliers, as well as on the process of implementing the separation and the distributions;
•	The risk of litigation, injunctions or other legal proceedings related to the transactions contemplated by the merger agreement; and
•	The risks of the type and nature described under “Risk Factors,” and the matters described under “Cautionary Note Regarding Forward-Looking Statements.”

The UTC Board believed that, overall, the merger and the other transactions contemplated by the merger agreement, including the separation and the distributions, were a unique opportunity, and after taking into account the foregoing risks, the UTC Board determined that because the future of the combined company was so attractive and promising, the merger and the other transactions contemplated by the merger agreement, including the separation and the distributions, were overwhelmingly in the interest of UTC shareowners.

This discussion of the information and factors considered by the UTC Board in reaching its conclusions and recommendation includes the principal factors considered by the UTC Board, but is not intended to be exhaustive and may not include all of the factors considered by the UTC Board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the other transactions contemplated by the merger agreement, and the complexity of these matters, the UTC Board did not find it useful and did not attempt to quantify, rank or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve and declare advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger and the separation and the distributions, and to make its recommendation to UTC shareowners. Rather, the UTC Board viewed its decisions as being based on the totality of the information presented to it and the factors it considered, including its discussions with, and questioning of, members of UTC’s management and UTC’s advisors, as well as the directors’ individual experiences and expertise. In addition, individual members of the UTC Board may have assigned different weights to different factors.

UTC’s executive officers may have interests in the merger that are different from, or in addition to, those of UTC shareowners generally. The UTC Board was aware of and considered these potential interests, among other matters, in evaluating the merger and in making its recommendation to UTC shareowners. For a discussion of these interests, see the section entitled “—Interests of Certain of UTC’s Directors and Executive Officers in the Merger.”

The UTC Board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the separation and the distributions were fair to and in the best interests of UTC and its shareowners and approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger and the separation and the distributions. Accordingly, the UTC Board unanimously recommends that UTC shareowners vote “FOR” the UTC share issuance proposal at the UTC special meeting.

The UTC Board has a track record of extensive shareowner engagement and has considered communications received from a range of shareowners relating to the merger agreement and the merger. While certain shareowners have made public statements regarding the transaction, based on the considerations above, UTC’s Board continues to believe that the transactions contemplated by the merger agreement, including the merger and the separation and the distributions, are fair to and in the best interests of UTC and its shareowners.

Raytheon Board’s Recommendation and Reasons for the Merger

In evaluating the merger agreement and the merger, the Raytheon Board consulted with Raytheon’s management and legal and financial advisors and, in reaching its decision to approve the merger agreement and to recommend that Raytheon’s stockholders vote “FOR” the Raytheon merger proposal, the Raytheon Board considered a variety of factors, including the following (which are not necessarily in order of their relative importance):

•	The fact that the combination will create a premier systems provider, with advanced technologies to address the rapidly growing aerospace and defense segments, that will have a balanced and diversified aerospace and defense portfolio of platform-agnostic capabilities that is expected to be resilient across business cycles;
•	The significant near- and long-term benefits expected to result from combining Raytheon’s and UTC’s complementary technologies, including the expectation that the combined company will be able to leverage combined annual company- and customer-funded research and development expenditures of approximately $8 billion initially and the capabilities of over 60,000 engineers to develop new, critical technologies more quickly and efficiently than either company could on its own;
•	The expectation that more than $1 billion in gross annual run-rate cost synergies, including more than $500 million of net synergies, will be realized by the fourth year following the completion of the merger, and UTC’s successful track record in realizing anticipated synergies from its recent business combination transactions;
•	The potentially significant accelerated or incremental long-term revenue opportunities expected to be generated from combining the technologies of both companies;
•	The expectation that the combined company will be well-capitalized, generate robust free cash flow and have a strong balance sheet that will support both continued investment and facilitate the return of significant amounts of capital to its shareowners;
•	The cultural alignment between Raytheon and UTC, including their shared values and commitment to integrity, collaboration, innovation, diversity and corporate social responsibility;
•	The structure of the transaction as a merger of equals, including that the combined company’s name will be Raytheon Technologies Corporation and its headquarters will be located in the Greater Boston metropolitan area;
•	The governance terms in the merger agreement and the amended and restated UTC by-laws to be effective at the closing of the merger, which provide, among other things, that until the specified date:
○	subject to certain exceptions, the Chief Executive Officer of Raytheon as of immediately prior to the completion of the merger and the Chief Executive Officer of UTC as of immediately prior to the completion of the merger will lead the combined company as Executive Chairman and Chief Executive Officer, respectively, and will serve on the board of directors of the combined company;
○	the 15-person board of directors of the combined company will include six of Raytheon's independent directors as of immediately prior to the completion of the merger and the Chief Executive Officer of Raytheon as of immediately prior to the completion of the merger, and an existing Raytheon director will be the lead director on the combined company board;
○	each standing committee of the combined company’s board of directors will have equal representation from directors of each of the two companies and existing Raytheon directors will be the chairs of three of the five standing committees; and
○	any change to the foregoing provisions will require the approval of at least 75% of the members of the board of directors of the combined company;
•	The exchange ratio of 2.3348 shares of UTC common stock for each share of Raytheon common stock is fixed (and will not be adjusted for fluctuations in the market price of shares of Raytheon common stock or UTC common stock), consistent with the principles underlying the merger of equals structure of the transaction;

•	The opportunity that Raytheon stockholders will have to participate in the future performance of the combined company, including the revenue and cost synergies realized as a result of the combination, because holders of outstanding shares of Raytheon common stock as of immediately prior to the completion of the merger will hold approximately 43% of the outstanding UTC common stock immediately after completion of the merger;
•	The ability of Raytheon to continue to pay its regular quarterly dividends to its stockholders under the terms of the merger agreement;
•	The fact that UTC, as well as Raytheon, has agreed to use its reasonable best efforts to obtain the necessary approvals and clearances required under applicable antitrust laws to effect the merger, including to agree to take actions required by any relevant antitrust authority that would not reasonably be expected to have a materially adverse impact on UTC RemainCo and its subsidiaries taken as a whole (after giving effect to the merger) as more fully described in the section entitled “The Merger Agreement—Efforts to Complete the Merger,” coupled with the view of the Raytheon Board, after discussions with Raytheon’s legal advisors, that the merger is likely to be completed in a timely manner without the imposition by any relevant antitrust authority of any condition or requirement that would be sufficiently material to preclude the merger;
•	The reports received by the Raytheon Board of the results of Raytheon’s due diligence review of the UTC aerospace businesses, and the general familiarity of the Raytheon Board and Raytheon’s management with the UTC aerospace businesses;
•	The condition to Raytheon’s obligation to complete the merger that the applicable net indebtedness of UTC RemainCo immediately prior to the completion of the merger would be no more than $24.3 billion (subject to adjustment as described in “The Merger Agreement—The Separation and the Distributions”), and Raytheon’s right to pay to its stockholders the Raytheon special dividend that would make them economically whole if UTC RemainCo’s applicable net indebtedness exceeds that amount, as more fully described in the section entitled “The Merger Agreement—The Separation and the Distributions”;
•	The expected tax-free treatment of the merger for U.S. federal income tax purposes to Raytheon stockholders, as more fully described in the section entitled “Material U.S. Federal Income Tax Consequences,” and the expected tax free nature of the distributions to UTC RemainCo and UTC shareowners;
•	The commitments of UTC in the separation principles regarding the allocation of assets and liabilities among UTC RemainCo, Otis SpinCo and Carrier SpinCo, including that, as a general matter, assets used primarily in the conduct of the Otis business or the Carrier business would be allocated to Otis SpinCo and Carrier SpinCo, respectively, and liabilities to the extent relating to the Otis business or the Carrier business would be allocated to Otis SpinCo and Carrier SpinCo, respectively, and the commitment of UTC to provide Raytheon with certain approval rights in respect of material changes to the terms of the separation and distributions from those described in the separation principles, including any material changes to the steps plan to be implemented in connection with the separation, and material changes to the allocation of assets and liabilities, including employee and tax-related liabilities, between UTC RemainCo, on the one hand, and Otis SpinCo or Carrier SpinCo, on the other hand, in each case except as otherwise provided in the separation principles;
•	The agreement of UTC and Raytheon that the IRS ruling and the tax opinion of outside counsel regarding the tax treatment of each of the Otis distribution and the Carrier distribution to be obtained by UTC as a condition to the obligations of Raytheon and UTC to complete the merger must be in form and substance reasonably satisfactory to UTC and Raytheon;
•	The analyses and presentations of Citigroup and its oral opinion, subsequently confirmed in writing, to the Raytheon Board that, as of June 8, 2019, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citigroup as set forth therein, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of Raytheon common stock, as more fully described under the section entitled “The Merger—Opinion of Raytheon’s Financial Advisors—Opinion of Citigroup Global Markets Inc.” and the full text of the written opinion of Citigroup, which is attached as Annex E to this joint proxy statement/prospectus;

•	The financial presentation and opinion, dated June 8, 2019, of RBC Capital Markets to the Raytheon Board as to the fairness, from a financial point of view and as of such date, to holders of Raytheon common stock of the exchange ratio provided for pursuant to the merger agreement, which opinion was based on and subject to the procedures followed, assumptions made, factors considered and qualifications and limitations on the review undertaken as more fully described in the section entitled “The Merger—Opinions of Raytheon’s Financial Advisors—Opinion of RBC Capital Markets, LLC” and the full text of the written opinion of RBC Capital Markets, which is attached as Annex F to this joint proxy statement/prospectus;
•	The right of the Raytheon Board, subject to certain conditions, to change its recommendation to its stockholders to vote “FOR” the merger proposal in response to a proposal to acquire Raytheon that is superior to the merger or an intervening event with respect to Raytheon if the Raytheon Board determines that failure to take such action would be inconsistent with its fiduciary duties under applicable law;
•	The ability of Raytheon’s stockholders to vote “FOR” or “AGAINST” the merger proposal, with generally no termination fee being payable by Raytheon to UTC if the Raytheon stockholders do not approve the merger proposal and the Raytheon Board has not changed its recommendation to Raytheon stockholders to vote “FOR” the merger proposal and Raytheon has not breached certain provisions of the merger agreement;
•	The inability of UTC to terminate the merger agreement in connection with the UTC Board changing its recommendation to the UTC shareowners to vote “FOR” the UTC share issuance proposal, and the ability of Raytheon to terminate the merger agreement prior to the UTC shareowners meeting if the UTC Board changes its recommendation to UTC shareowners to vote “FOR” the UTC share issuance proposal or breaches certain provisions of the merger agreement and to receive from UTC a termination fee of $2.365 billion under those circumstances or in certain other circumstances in which UTC enters into an alternative transaction agreement within 12 months after the termination of the merger agreement;
•	The Raytheon Board’s conclusion, after consultation with Raytheon’s legal advisors, that the provisions of the merger agreement providing for the Raytheon Board’s ability to respond to alternative transaction proposals and change its recommendation to Raytheon stockholders to vote in favor of the adoption of the merger agreement are customary and reasonable for transactions of this type;
•	The Raytheon Board’s consideration, from time to time, with the assistance of Raytheon’s management and legal counsel and Citigroup, of various potential strategic alternatives available to Raytheon, including remaining an independent company, and its conclusion that the merger presents a more favorable opportunity for Raytheon’s stockholders than the potential value that might result from remaining an independent company or pursuing other potential strategic alternatives;
•	The outside date under the merger agreement, taking into account the ability of Raytheon or UTC to extend the initial July 1, 2020 outside date in specified circumstances (as more fully described in the section entitled “The Merger Agreement—Termination”), which is expected to allow for sufficient time to complete the merger; and
•	The ability of Raytheon to seek specific performance of UTC’s obligations under the merger agreement.

In its deliberations regarding the merger, the Raytheon Board also weighed the opportunities and advantages described above against a number of uncertainties, risks and potential negative factors concerning the merger, including the following (which are not necessarily in order of their relative importance):

•	The fact that, because there is no current trading market for shares of UTC common stock that reflects the occurrence of the separation and the distributions, the trading price of the shares of UTC common stock that Raytheon stockholders will receive in the merger is uncertain;

•	The fact that there could be changes to the value of the shares of UTC common stock to be received by Raytheon stockholders in the merger as a result of the completion of the separation and the distributions, which would not result in any change to the number of these shares to be received by Raytheon stockholders in the merger in light of the fixed exchange ratio, which could result in Raytheon’s stockholders being adversely affected by a decrease in the trading price of shares of UTC common stock as a result of the completion of the separation and the distributions;
•	The risk that the merger may not be completed despite the parties’ efforts, even if the requisite approvals are obtained from Raytheon stockholders and UTC shareowners, including the possibility that certain conditions to the merger may not be satisfied, including the conditions that UTC receives the IRS ruling and a tax opinion of outside counsel regarding the tax treatment of each of the Otis distribution and the Carrier distribution and opinions from one or more third parties relating to surplus and solvency requirements of UTC, Otis SpinCo and Carrier SpinCo, as well as the condition to Raytheon’s obligation to complete the merger relating to UTC RemainCo’s applicable net indebtedness immediately prior to the completion of the merger, as more fully described in the sections entitled The Merger Agreement—The Separation and the Distributions” and “The Merger Agreement—Conditions to the Merger,” all of which conditions are outside the control of Raytheon;
•	The fact that the merger could be pending for over 18 months if the conditions to the merger relating to the receipt of the required regulatory approvals and clearances and the separation and the distributions are not satisfied by July 1, 2020, or October 1, 2020, respectively, and the resulting potential for diversion of Raytheon management focus for such an extended period of time, coupled with the possible adverse effects of the pendency of the merger on Raytheon's employees, customers, providers, suppliers and regulatory and other business relationships, in particular if the merger is not completed;
•	The restrictions under the terms of the merger agreement on the conduct of Raytheon’s business prior to the completion of the merger, as more fully described in the section entitled “The Merger Agreement—Conduct of Business,” which could delay or prevent Raytheon from undertaking material strategic opportunities that might arise during the pendency of the completion of the merger, to the detriment of Raytheon’s stockholders, in particular if the merger is not completed;
•	The provisions of the merger agreement that would prevent Raytheon from terminating the merger agreement in favor of a competing, more favorable transaction if a proposal for such a transaction were to be made, as more fully described in the sections entitled “The Merger Agreement—No Solicitation of Alternative Transactions” and “The Merger Agreement—Termination”;
•	The right of the UTC Board, subject to certain conditions, to change its recommendation to its shareowners to vote “FOR” the UTC share issuance proposal in response to a proposal to acquire UTC that is superior to the merger or an intervening event with respect to UTC if the UTC Board determines that failure to take such action would be inconsistent with its fiduciary duties under applicable law;
•	The possibility that the $2.365 billion termination fee payable by UTC to Raytheon in specified circumstances may not fully compensate Raytheon for the harm it would suffer if the merger agreement is terminated and the merger does not occur;
•	The possibility that Raytheon would be required to pay UTC a termination fee of $1.785 billion under certain conditions, as more fully described in the section entitled “The Merger Agreement—Expenses and Termination Fees”; and
•	The risks described in the section entitled “Risk Factors”.

In addition, the Raytheon Board was aware of and considered that Raytheon’s directors and executive officers may receive in connection with the merger certain benefits that are different from, and in addition to, those of Raytheon’s other stockholders (see the section entitled “Interests of Raytheon’s Directors and Executive Officers in the Merger”).

The Raytheon Board considered the foregoing factors as a whole and unanimously concluded that the positive factors described above significantly outweighed the potential negative factors concerning the merger. In particular, the Raytheon Board concluded that the transaction provides a compelling opportunity to define the future of aerospace and defense by combining two world class companies to create a premier systems provider with the financial flexibility, expertise and resources to invest in innovative and cost-effective solutions for its customers and continue a legacy of innovation with unsurpassed technology. Accordingly, the Raytheon Board unanimously determined that entering into the merger agreement is in the best interests of Raytheon and its stockholders, and resolved to recommend to Raytheon stockholders that they vote to adopt the merger agreement.

The foregoing discussion of the material factors considered by the Raytheon Board in its consideration of the merger is not intended to be exhaustive, but does set forth the principal factors considered by the Raytheon Board. In light of the number and wide variety of factors considered in connection with the evaluation of the merger, and the complexity of these matters, the Raytheon Board did not consider it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weights or values to the specific factors it considered in reaching its final decision to approve the merger agreement. The Raytheon Board made its decision to approve the merger agreement based on all of the information available to it and the factors presented to and considered by it, including its experience and history. In addition, individual directors may themselves have given different weight to different factors.

The factors, potential risks and uncertainties contained in this explanation of Raytheon’s reasons for the merger and other information presented in this section contain information that is forward-looking in nature and, therefore, should be read in light of the factors discussed in “Cautionary Note Regarding Forward-Looking Statements.”

Opinions of UTC’s Financial Advisors

Opinion of Morgan Stanley

UTC retained Morgan Stanley to provide it with financial advisory services in connection with the merger. UTC selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s reputation as a highly regarded investment bank, substantial knowledge of the aerospace and defense industries, familiarity with UTC and extensive experience in providing financial advice in connection with merger of equals transactions. As part of this engagement, UTC requested that Morgan Stanley provide an opinion as to the fairness, from a financial point of view, of the exchange ratio to UTC pursuant to the merger agreement (which, for the avoidance of doubt, contemplates the consummation of the separation and the distributions prior to the consummation of the merger). In connection with the UTC Board’s consideration of the merger, Morgan Stanley rendered its oral opinion to the UTC Board at its meeting on June 9, 2019, subsequently confirmed by delivery of a written opinion dated June 9, 2019, that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered, and the qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in such written opinion, the exchange ratio pursuant to the merger agreement (which, for the avoidance of doubt, contemplates the consummation of the separation and the distributions prior to the consummation of the merger) was fair from a financial point of view to UTC.

The full text of Morgan Stanley’s written opinion, dated June 9, 2019, which sets forth the assumptions made, procedures followed, matters considered, and the qualifications and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion, is attached to this joint proxy statement/prospectus as Annex C and is incorporated into this joint proxy statement/prospectus by reference. The description of Morgan Stanley’s opinion set forth below is qualified in its entirety by reference to the full text of Morgan Stanley’s opinion. You are encouraged to read Morgan Stanley’s opinion and this section carefully and in their entirety.

Morgan Stanley’s opinion was rendered to the UTC Board for the information of the UTC Board (in its capacity as such) and addressed only the fairness as of the date of such opinion, from a financial point of view, of the exchange ratio pursuant to the merger agreement (which, for the avoidance of doubt, contemplates the consummation of the separation and the distributions prior to the consummation of the merger) to UTC. Morgan Stanley did not express any view on, and the Morgan Stanley opinion did not address, any other term or aspect of the merger agreement or the merger or the separation and the distributions or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection therewith. Morgan Stanley’s opinion did not in any manner address the prices at which UTC common stock would trade following the consummation of the separation and the distributions or of the merger or at any time, and Morgan Stanley expressed no opinion or recommendation as to how any holder of shares of UTC common stock or Raytheon common stock should vote at the UTC special meeting or the Raytheon special meeting, respectively, or act on any matter, in connection with the merger.

For purposes of rendering its opinion, Morgan Stanley, among other things:

•	Reviewed certain publicly available financial statements and other business and financial information (including with respect to pension matters) of UTC and UTC relating to UTC RemainCo and Raytheon, respectively;
•	Reviewed certain internal financial statements and other financial and operating data (including with respect to pension matters) concerning UTC relating to UTC RemainCo and Raytheon, respectively;
•	Reviewed certain financial projections of UTC relating to UTC RemainCo prepared by UTC management, referred to as the UTC forecasts and defined in the section entitled “—Certain Unaudited Prospective Financial Information”;
•	Reviewed certain financial projections of Raytheon prepared by Raytheon management, referred to as the Raytheon forecasts and defined in the section entitled “—Certain Unaudited Prospective Financial Information”, and referred to collectively with the UTC forecasts as the forecasts;
•	Reviewed certain information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the managements of UTC and Raytheon, respectively;
•	Discussed the past and current operations and financial condition and the prospects of Raytheon, including certain information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of UTC and Raytheon;
•	Discussed the past and current operations and financial condition and the prospects of UTC relating to UTC RemainCo, including certain information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of UTC;
•	Reviewed the pro forma impact of the merger on the earnings per share, cash flow, consolidated capitalization and certain financial ratios of UTC RemainCo;
•	Reviewed the reported prices and trading activity for the UTC common stock and Raytheon common stock;
•	Compared the financial performance of UTC and UTC relating to UTC RemainCo and Raytheon and the prices and trading activity of the UTC common stock and Raytheon common stock with that of certain other publicly-traded companies that Morgan Stanley deemed to be comparable with UTC RemainCo and Raytheon, respectively, and their securities;
•	Participated in certain discussions and negotiations among representatives of UTC and Raytheon and their financial and legal advisors;
•	Reviewed the merger agreement, including the exhibits thereto, and certain related documents in the form of drafts as of June 9, 2019; and
•	Performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by UTC and Raytheon (including with respect to pension matters), and formed a substantial basis for its opinion. With respect to the forecasts, including information relating to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of UTC and Raytheon of the future financial performance of UTC relating to UTC RemainCo and Raytheon, and Morgan Stanley expressed no view as to their accuracy nor the assumptions on which they were based. Morgan Staley relied upon, without independent verification, the assessments by the managements of UTC and Raytheon of: (1) the strategic, financial and other benefits expected to result from the merger; (2) the timing and risks associated with the integration of UTC RemainCo and Raytheon; (3) their ability to retain key employees of UTC RemainCo and Raytheon, respectively; and (4) the validity of, and risks associated with, UTC RemainCo’s and Raytheon’s existing and future technologies, intellectual property, products, services and business models. In addition, Morgan Stanley assumed that (a) the separation and the distributions would occur prior to the merger,

(b) the merger and the separation and the distributions would be consummated in accordance with all applicable laws and regulations and in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions that is material to Morgan Stanley’s analysis, including, among other things, that (i) the Otis contribution and the Otis distribution, taken together, would qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) the Otis distribution would qualify under Section 355 of the Code, (iii) the Carrier contribution and the Carrier distribution, taken together, would qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (iv) the Carrier distribution would qualify under Section 355 of the Code, (v) the merger would not cause Section 355(e) of the Code to apply to either the Otis distribution or the Carrier distribution and (vi) the merger would qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and (c) the definitive merger agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of any governmental, regulatory or other approvals, consents or agreements required in connection with the proposed merger and the separation and the distributions, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on UTC, UTC RemainCo or Raytheon or their respective affiliates or business segments or the contemplated benefits expected to be derived in the proposed merger. Morgan Stanley noted that it is not a legal, tax or regulatory advisor. Morgan Stanley noted that it is a financial advisor only and relied upon, without independent verification, the assessment of UTC and Raytheon and their legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Raytheon’s officers, directors or employees, or any class of such persons, relative to the consideration to be paid to the holders of shares of Raytheon common stock in the merger (other than holders of excluded shares). Morgan Stanley was not requested to make, and did not make, any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of UTC, UTC RemainCo, Raytheon or their respective affiliates, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of its opinion. Events occurring after the date of Morgan Stanley’s opinion may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Morgan Stanley’s opinion was limited to the fairness from a financial point of view to UTC of the exchange ratio pursuant to the merger agreement (which, for the avoidance of doubt, contemplates the consummation of the separation and the distributions prior to the consummation of the merger) as of the date of such opinion. Morgan Stanley did not express any view on, and the Morgan Stanley opinion did not address, any other term or aspect of the merger agreement or the merger or the separation and the distributions or any other term of the separation and the distributions or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection therewith. Morgan Stanley was not requested to opine as to, and the Morgan Stanley opinion did not in any manner address, UTC’s underlying business decision to proceed with or effect the merger or the separation and the distributions, or the likelihood that the merger or the separation and the distributions would be consummated. Morgan Stanley’s opinion did not address the relative merits of the merger or the separation and the distributions as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving UTC and the separation and the distributions.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion rendered to the UTC Board, both provided as of June 9, 2019. The following summary is not a complete description of the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except for the number of outstanding shares of UTC RemainCo or Raytheon (as applicable) on a fully diluted basis (which was calculated by the managements of UTC and Raytheon, respectively, as of June 7, 2019) or as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 5, 2019. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Furthermore, mathematical analysis is not in itself a meaningful method of using the data referred to below.

In performing the financial analyses summarized below and in arriving at its opinion, at the direction of the management of UTC, Morgan Stanley utilized and relied upon the UTC forecasts, which were prepared and provided by the management of UTC, and the Raytheon forecasts, which were prepared and provided by the management of Raytheon. For further information regarding the forecasts, see the section entitled “—Certain Unaudited Prospective Financial Information.”

Analyses Related to UTC RemainCo

Comparable Companies Analysis

Morgan Stanley performed a comparable company trading analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed certain financial information, valuation multiples and market trading data relating to UTC RemainCo and selected publicly traded companies that Morgan Stanley believed, based on its professional judgement and experience with companies in the commercial aerospace industry, to be similar to UTC RemainCo for purposes of this analysis. Financial data of the selected companies was based on S&P Capital IQ, Thomson Reuters Estimates, public filings and other publicly available information. Financial data of UTC RemainCo was based on the UTC forecasts. For purposes of this analysis, Morgan Stanley analyzed:

•	the ratio of aggregate value (calculated as the fully diluted market value of equity plus total debt, plus non-controlling interest, plus preferred stock, less cash and cash equivalents), referred to as AV, to estimated EBITDA (calculated as earnings before tax, interest, depreciation, and amortization), referred to as EBITDA, and the ratio of AV to EBITDA is referred to as the AV/EBITDA Ratio;
•	the ratio of the market price of a company’s stock to its estimated earnings per share, referred to as EPS, referred to as the P/E Ratio; and
•	the ratio of a company’s estimated levered free cash flows as a percentage of that company’s fully diluted market value of equity, referred to as FCF Yield.

Morgan Stanley then reviewed the estimated AV/EBITDA Ratio, the P/E Ratio and the FCF Yield for each of the following companies deemed comparable to UTC RemainCo by Morgan Stanley based on its professional judgement and experience with companies in the commercial aerospace industry:

•	TransDigm Group Incorporated;
•	Woodward, Inc.;
•	Safran S.A.;
•	MTU Aero Engines Holding AG;
•	Curtiss-Wright Corporation;
•	Meggitt PLC;
•	Moog Inc.;
•	Rolls-Royce Group PLC; and
•	Thales Group

The results of the analysis for the selected companies are as indicated in the following table:

Comparable Company	NTM (next 12 months) AV/EBITDA Ratio	NTM P/E Ratio(1)	NTM FCF Yield
TransDigm Group Incorporated	15.8x	24.2x	5.2%
Woodward, Inc.	14.4x	22.1x	5.3%
Safran S.A.	12.2x	20.0x	4.2%
MTU Aero Engines Holding AG	10.8x	18.8x	3.7%
Curtiss-Wright Corporation	10.7x	16.0x	6.8%
Meggitt PLC	9.7x	13.5x	5.6%
Moog Inc.	9.7x	15.7x	6.9%
Rolls Royce Group PLC	9.1x	—	4.2%
Thales Group	7.2x	14.5x	5.5%
(1)	Rolls-Royce Group PLC excluded as a result of restructuring.

Based on the foregoing, as well as Morgan Stanley’s professional judgment and experience, Morgan Stanley selected representative ranges of the AV/EBITDA Ratio, P/E Ratio and FCF Yield for UTC RemainCo and applied these ranges to UTC RemainCo’s estimated EBITDA, EPS and levered free cash flow, respectively, in each case, for the calendar year 2020, as adjusted for run-rate synergies estimated from UTC’s acquisition of Rockwell Collins, referred to as the Rockwell Collins acquisition, and the estimated additional costs UTC RemainCo would incur as a stand-alone company, in each case, as provided by UTC management. Based on the reference ranges above, the analysis indicated the following range of implied aggregate values for UTC RemainCo (rounded to the nearest billion dollars) as of December 31, 2019:

Metric	Reference Range	Implied Aggregate Value For UTC RemainCo (Billions)
NTM AV/EBITDA Ratio	10.5x to 12.5x	$97 to $115
NTM P/E Ratio	16.5x to 19.5x	$101 to $115
NTM FCF Yield	4.5% to 6.5%	$89 to $117

No company utilized in the comparable companies analysis is identical to UTC RemainCo and hence the foregoing summary and underlying financial analyses involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which UTC RemainCo was compared. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of UTC, such as the impact of competition on the business of UTC RemainCo and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of UTC RemainCo or the industry or in the financial markets in general. Mathematical analysis is not in itself a meaningful method of using selected company data.

Sum-Of-The-Parts Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis of UTC RemainCo on a sum-of-the-parts basis, separately conducting a discounted cash flow analysis on each of the following businesses of UTC RemainCo: Collins Aerospace; Pratt & Whitney, referred to as P&W, commercial; P&W military; P&W Canada; and corporate overhead. A discounted cash flow analysis is designed to provide insight into the value of a company as a function of its future cash flows and terminal value. Morgan Stanley’s discounted cash flow analysis was based on the UTC forecasts.

Collins Aerospace. Morgan Stanley calculated a range of implied aggregate values of Collins Aerospace using the following methodology. Morgan Stanley first calculated the unlevered free cash flows of Collins Aerospace for calendar years 2020 through 2023 (see the section entitled “—Certain Unaudited Prospective Financial Information”). Morgan Stanley then calculated a terminal value of Collins Aerospace by applying a mid-point perpetual growth rate of 2.7%, which was selected based on Morgan Stanley’s professional judgment and experience, took into account the

UTC RemainCo forecasts, and was in-line with the midpoint perpetual growth rate used to value Rockwell Collins when acquired by UTC, to the estimated unlevered free cash flow of Collins Aerospace for calendar year 2023. Morgan Stanley then applied a range of discount rates from 6.9% to 8.5%, which were selected by Morgan Stanley based on its professional judgment and experience, to reflect the weighted average costs of capital, referred to as the WACC, of Collins Aerospace, to calculate the present value of the range of unlevered free cash flows and terminal value of Collins Aerospace as of December 31, 2019. Morgan Stanley derived such discount rates by application of the capital asset pricing model, which requires certain inputs specific to Collins Aerospace, including Collins Aerospace’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for Collins Aerospace, as well as certain financial metrics for the U.S. financial markets generally. Morgan Stanley added the resulting range of present values of unlevered free cash flows and terminal value of Collins Aerospace and deducted from such range the present value of the unlevered free cash flows of the estimated contract losses expected by the management of UTC to result from UTC's acquisition of Rockwell Collins and Goodrich from the calendar years 2024 through 2034 (using the same range of discount rates applied above).

P&W. Morgan Stanley calculated a range of implied aggregate values of P&W based on the UTC forecasts using the following methodology. Morgan Stanley first calculated the unlevered free cash flows of P&W commercial for calendar years 2020 through 2065 and P&W military and P&W Canada for calendar years 2020 through 2027 based on the UTC forecasts (see the section entitled “—Certain Unaudited Prospective Financial Information”). Morgan Stanley then calculated a terminal value (other than with respect to P&W commercial, as the UTC forecasts included estimates of the cash flows of P&W commercial’s currently existing large commercial engine programs through the life of such programs) by applying a mid-point perpetual growth rate of 2.25%, which was selected based on Morgan Stanley’s professional judgment and experience and taking into account the UTC forecasts, to such unlevered free cash flows. Morgan Stanley then applied a range of discount rates from 7.3% to 9.0%, which were selected by Morgan Stanley based on its professional judgment and experience to reflect the WACC of P&W, to calculate the present value of the range of unlevered free cash flows and terminal values, if applicable, as of December 31, 2019. Morgan Stanley derived such discount rates by application of the capital asset pricing model, which requires certain inputs specific to P&W, including P&W’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for P&W, as well as certain financial metrics for the U.S. financial markets generally.

Corporate Overhead. Morgan Stanley calculated a range of implied aggregate values of corporate overhead using the following methodology. Morgan Stanley first calculated the unlevered free cash flows of corporate overhead for calendar years 2020 through 2023 (see the section entitled “—Certain Unaudited Prospective Financial Information”). Morgan Stanley then calculated a terminal value of corporate overhead by applying a mid-point perpetual growth rate of 2.0%, which was selected based on Morgan Stanley’s professional judgment and experience and taking into account the UTC RemainCo forecasts, to the unlevered free cash flow of corporate overhead for calendar year 2023. Morgan Stanley then applied a range of blended discount rates from 7.0% to 8.7%, which were derived based on the weighted average WACCs of each of Collins Aerospace and P&W based on the respective business’s contribution of aggregate value to the aggregate value of UTC RemainCo, to calculate the present value of the range of unlevered free cash flows and terminal value of corporate overhead as of December 31, 2019.

Morgan Stanley then added the ranges of implied aggregate values of the Collins Aerospace, P&W and corporate overhead businesses to derive a range of implied aggregate values of UTC RemainCo of approximately $125 to $171 billion (rounded to the nearest billion dollars).

Analyses Related to Raytheon

Comparable Companies Analysis

Morgan Stanley performed a comparable company trading analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed certain financial information, valuation multiples and market trading data relating to Raytheon and selected publicly traded companies that Morgan Stanley believed, based on its professional judgement and experience with companies in the defense industry, to be similar to Raytheon for purposes of this analysis. Financial data of the selected companies were based on S&P Capital IQ, Thomson Reuters Estimates, public filings and other publicly available information. Financial data of Raytheon was based on the Raytheon forecasts. For purposes of this analysis, Morgan Stanley analyzed:

•	P/E Ratio;
•	the ratio of (1) the market price of a company’s stock to (2) its EPS, as adjusted by deducting from EPS the net of estimated recoveries under the U.S. government cost accounting standards, referred to as CAS, and operating and non-operating pension expenses for financial reporting purposes, (referred to as FAS), referred to as FAS/CAS adjusted EPS, and the ratio of clause (1) to clause (2), referred to as the FAS/CAS Adj. P/E Ratio; and
•	FCF Yield.

Morgan Stanley then reviewed (1) the estimated P/E Ratio for calendar years 2019 and 2020 for each of General Dynamics Corporation, Northrop Grumman Corporation and Lockheed Martin Corporation, (2) the estimated FAS/CAS Adj. P/E Ratio for calendar years 2019 and 2020 for each of Northrop Grumman Corporation and Lockheed Martin Corporation and (3) the estimated FCF Yield for calendar years 2019 and 2020 for each of General Dynamics Corporation, Northrop Grumman Corporation and Lockheed Martin Corporation.

The results of the analysis for the selected companies are as indicated in the following table:

Comparable Company	CY2019E P/E Ratio	CY2020E P/E Ratio	CY2019E FAS/CAS Adj. P/E Ratio(1)	CY2020E FAS/CAS Adj. P/E Ratio(1)	CY2019E FCF Yield	CY2020E FCF Yield
General Dynamics Corporation	14.6x	13.2x	—	—	7.3%	7.5%
Northrop Grumman Corporation	16.4x	14.3x	23.1x	19.9x	5.6%	6.3%
Lockheed Martin Corporation	17.2x	14.1x	21.2x	16.8x	6.1%	5.9%
(1)	General Dynamics Corporation excluded as a result of the lack of publicly available information necessary to derive FAS and CAS adjustment.

Based on the foregoing, as well as Morgan Stanley’s professional judgment and experience, Morgan Stanley selected representative ranges of the P/E Ratio, the FAS/CAS Adj. P/E Ratio and the FCF Yield for calendar years 2019 and 2020, in each case, for Raytheon, and applied these ranges to Raytheon’s estimated EPS, FAS/CAS adjusted EPS, and levered free cash flow for each of the calendar years 2019 and 2020, respectively. Based on the number of outstanding shares of Raytheon on a fully diluted basis as provided by Raytheon management, the analysis indicated the implied equity value per share for Raytheon (rounded to the nearest dollar) in the table below. With respect to the analysis based on the FAS/CAS Adj. P/E Ratio, Morgan Stanley added the per share implied equity value on a fully diluted basis of cash flows related to Raytheon’s pension plans, which was calculated as the present value of projected CAS recovery and pension contributions from calendar years 2019 through 2029.

Metric	Reference Range	Implied Equity Value Per Share For Raytheon
CY2019E P/E Ratio	14.5x to 16.5x	$167 to $190
CY2020E P/E Ratio	13.5x to 15.5x	$174 to $200
CY2019E FAS/CAS Adj. P/E Ratio	18.5x to 21.0x	$196 to $219
CY2020E FAS/CAS Adj. P/E Ratio	17.5x to 19.0x	$204 to $220
CY2019E FCF Yield	5.5% - 6.5%	$156 to $185
CY2020E FCF Yield	6.0% - 7.5%	$190 to $237

No company utilized in the comparable companies analysis is identical to Raytheon and hence the foregoing summary and underlying financial analyses involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Raytheon were compared. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Raytheon, such as the impact of competition on the business of Raytheon and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Raytheon or the industry or in the financial markets in general. Mathematical analysis is not in itself a meaningful method of using selected company data.

Discounted Equity Value Analysis

Morgan Stanley performed an analysis of the implied present value of the future stock prices and dividend payments of Raytheon, which is designed to provide insight into a theoretical estimate of the future implied value of a company’s common equity as a function of such company’s estimated future earnings and a theoretical range of trading multiples. The resulting estimated future implied value is subsequently discounted back to the present day at the company’s cost of equity in order to arrive at an illustrative estimate of the present value for the company’s theoretical future implied stock price. In performing its analysis, Morgan Stanley conducted a discounted equity value analysis for Raytheon excluding the impacts from its pension plans, and separately added the per share net present value of its pension plans to derive a range of total implied share prices.

Morgan Stanley calculated ranges of implied equity values per share of Raytheon common stock as of December 31, 2018. Morgan Stanley first calculated the future equity value per share of Raytheon common stock (excluding impacts from its pension plans) as of December 31, 2022 by applying a range of FAS/CAS Adj. P/E Ratios of 18.0x to 20.0x, which was selected based on Morgan Stanley’s professional judgment and experience, to Raytheon’s calendar year 2023 estimated FAS/CAS adjusted EPS, as provided in the Raytheon forecasts. Morgan Stanley discounted the resulting future equity values per share and dividends per share based on the Raytheon forecasts to December 31, 2018 using a discount rate equal to Raytheon’s cost of equity of 7.4%, which cost of equity was selected based on the application of Morgan Stanley’s professional judgment and experience and the capital asset pricing model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the U.S. financial markets generally. Morgan Stanley added to the resulting range the implied per share value of cash flows related to Raytheon’s pension plans, which was calculated as the present value of the projected CAS recovery and pension contributions from calendar years 2019 through 2029, divided by the number of outstanding shares of Raytheon on a fully diluted basis as provided by Raytheon management. The resulting range of implied equity values per share of Raytheon was approximately $230 to $251 (rounded to the nearest dollar).

Discounted Cash Flow Analysis

Morgan Stanley conducted a discounted cash flow analysis for the purpose of determining an implied equity value per share for Raytheon common stock as of December 31, 2018 using information contained in the Raytheon forecasts. A discounted cash flow analysis is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of a company. In performing its analysis, Morgan Stanley conducted separate discounted cash flow analyses for Raytheon (excluding impacts from its pension plans) and for Raytheon’s pension plans.

Morgan Stanley first calculated the unlevered free cash flows for calendar years 2019 through 2023 (see the section entitled “—Certain Unaudited Prospective Financial Information”). Morgan Stanley calculated a terminal value for Raytheon by applying a mid-point perpetual growth rate of 2.5%, based on Morgan Stanley’s professional judgment and experience and taking into account the Raytheon forecasts, to the unlevered free cash flow of Raytheon for calendar year 2023. Morgan Stanley then applied a range of discount rates from 6.3% to 7.7%, which were selected by Morgan Stanley based on its professional judgment and experience to reflect the WACC of Raytheon, to calculate the present value of the range of unlevered free cash flows and terminal value of Raytheon as of December 31, 2018. Morgan Stanley derived such discount rates by application of the capital asset pricing model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the U.S. financial markets generally.

Morgan Stanley then calculated the discounted cash flows derived from Raytheon’s pension plans. Morgan Stanley calculated the cash flows relating to Raytheon’s pension plans for calendar years 2019 through 2029 by (1) adding cash flows from the CAS cash recovery and (2) deducting cash contributions from Raytheon’s pension plans. Morgan Stanley then applied a range of discount rates from 6.3% to 7.7%, which were selected by Morgan Stanley based on its professional judgment and experience to reflect the WACC of Raytheon, to calculate the present value of the cash flows from Raytheon’s pension plans. Morgan Stanley derived such discount rates by application of the capital asset pricing model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the U.S. financial markets generally.

Morgan Stanley then added the range of aggregate values from the discounted cash flow analyses of Raytheon (excluding impacts from its pension plans) and Raytheon’s pension plans and subtracted from the resulting range Raytheon’s net debt and non-controlling interest as of December 31, 2018 per Raytheon management. Morgan Stanley calculated a range of implied per share equity values of Raytheon by dividing the resulting range of equity values by the number of fully diluted outstanding shares of Raytheon per Raytheon management to derive a range of implied equity values per share of approximately $231 to $311.

Relative Analyses

Relative Comparable Companies Analyses

Morgan Stanley performed relative comparable companies analyses, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed certain financial information, valuation multiples and market trading data relating to UTC RemainCo and Raytheon and selected publicly traded companies that Morgan Stanley believed, based on its professional judgement and experience with companies in each of the commercial aerospace and defense industries, to be similar to UTC RemainCo and Raytheon, respectively, for purposes of this analysis. Financial data of the selected companies were based on S&P Capital IQ, Thomson Reuters Estimates, public filings and other publicly available information. Financial data of UTC RemainCo was based on the UTC forecasts, and financial data of Raytheon was based on the Raytheon forecasts. For purposes of this analysis, Morgan Stanley analyzed for the selected companies in the table below:

•	AV/EBITDA Ratio;
•	AV/EBITDA Ratio, as adjusted by the FAS and CAS adjustments, referred to as the FAS/CAS Adj. AV/EBITDA Ratio;
•	P/E Ratio;
•	FAS/CAS Adj. P/E Ratio; and
•	FCF Yield.

Morgan Stanley then reviewed the estimated AV/EBITDA Ratio, FAS/CAS Adj. AV/EBITDA Ratio, P/E Ratio, FAS/CAS Adj. P/E Ratio and FCF Yield for each of the following companies deemed comparable to UTC RemainCo and Raytheon by Morgan Stanley based on its professional judgement and experience with companies in the commercial aerospace and defense industries:

The results of the analysis for the selected companies are as indicated in the following table:

	NTM AV/EBITDA Ratio	NTM FAS/CAS Adj. AV/EBITDA Ratio(1)	NTM P/E Ratio(2)	NTM FAS/CAS Adj. P/E Ratio(1)	NTM FCF Yield Ratio
UTC RemainCo Comparable Companies
TransDigm Group Incorporated	15.8x	15.8x	24.2x	24.2x	5.2%
Woodward, Inc.	14.4x	14.4x	22.1x	22.1x	5.3%
Safran S.A.	12.2x	12.2x	20.0x	20.0x	4.2%
MTU Aero Engines Holding AG	10.8x	10.8x	18.8x	18.8x	3.7%
Curtiss-Wright Corporation	10.7x	10.7x	16.0x	16.0x	6.8%
Meggitt PLC	9.7x	9.7x	13.5x	13.5x	5.6%
Moog Inc.	9.7x	9.7x	15.7x	15.7x	6.9%
Rolls Royce Group PLC(1)	9.1x	9.1x	—	—	4.2%
Thales Group	7.2x	7.2x	14.5x	14.5x	5.5%
Raytheon Comparable Companies
General Dynamics Corporation	11.3x	—	14.0x	—	7.4%
Northrop Grumman Corporation	13.7x	15.6x	15.4x	21.6x	5.9%
Lockheed Martin Corporation	11.4x	14.8x	15.7x	19.1x	6.0%
(1)	General Dynamics Corporation excluded as a result of the lack of publicly available information necessary to derive FAS and CAS adjustment.
(2)	Rolls-Royce Group PLC excluded as a result of restructuring.

Based on its analysis of the relevant metrics for each of the comparable companies and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges as indicated in the following table:

Metric	UTC RemainCo	Raytheon
NTM AV/EBITDA Ratio	10.5x to 12.5x	10.0x to 12.0x
NTM FAS/CAS Adj. AV/EBITDA Ratio	10.5x to 12.5x	12.0x to 14.0x
NTM P/E Ratio	16.5x to 19.5x	14.5x to 15.5x
NTM FAS/CAS Adj. P/E Ratio	16.5x to 19.5x	18.0x to 20.0x
NTM LFCF Yield Ratio	4.5% to 6.5%	6.0% to 7.0%

Morgan Stanley then applied these ranges of multiples to the estimated relevant metric of EBITDA, EPS or levered free cash flow for each of UTC RemainCo and Raytheon to derive a range of implied aggregate values or equity values, as applicable. Morgan Stanley excluded the estimated costs that UTC RemainCo would incur as a stand-alone entity for the purposes of this analysis. With respect to the analyses relating to the AV/EBITDA Ratio and FAS/CAS Adj. AV/EBITDA Ratio, Morgan Stanley adjusted the resulting aggregate value ranges by net debt, tax-affected pension liability and non-controlling interest for UTC RemainCo, and net debt for Raytheon (assuming the suspension of share repurchases after the first quarter of 2019 per UTC management ) as of December 31, 2019 to arrive at a range of equity values. With respect to the implied equity value of Raytheon derived from the FAS/CAS Adj. AV/EBITDA Ratio and FAS/CAS Adj. P/E Ratio analysis, Morgan Stanley added the implied equity value of cash flows related to Raytheon’s pension plans, which was calculated as the present value of projected CAS recovery and pension contributions from calendar years 2020 through 2029.

Morgan Stanley then calculated ranges of implied ownership on a percentage basis for holders of UTC common stock and Raytheon common stock by dividing the high end and low end of each of UTC RemainCo’s and Raytheon’s implied equity values, respectively, by the implied equity value of the pro forma combined company (calculated by the summation of the implied equity values of UTC RemainCo and Raytheon). Morgan Stanley then calculated the implied fully diluted share count of the combined company by dividing UTC RemainCo’s fully diluted share count by its high end and low end implied ownership, as described above. Morgan Stanley then calculated the implied exchange ratio range as set forth in the table below by multiplying the number of fully diluted outstanding shares of the combined company by the high end and low end pro forma ownership of Raytheon stockholders in the combined company and dividing the resulting figure by the number of fully diluted outstanding shares of Raytheon per Raytheon management.

Metric	Implied Exchange Ratio
AV/EBITDA Ratio	1.96x to 2.98x
FAS/CAS Adj. AV/EBITDA Ratio	1.90x to 2.77x
P/E Ratio	1.74x to 2.20x
FAS/CAS Adj. P/E Ratio	2.01x to 2.61x
LFCF Yield Ratio	1.88x to 3.17x

Relative Discounted Cash Flow Analysis

Morgan Stanley performed a relative discounted cash flow analysis based on the results of the discounted cash flow analyses of UTC RemainCo as calculated above (including adjustments for estimated net debt, tax-affected pension liability and non-controlling interest per UTC management), and Raytheon using the above calculation methodology as of December 31, 2019 (including adjustments for estimated net debt as of December 31, 2019 assuming the suspension of share repurchases after the first quarter of 2019 per UTC management) to derive the implied equity values of each of UTC RemainCo and Raytheon.

Morgan Stanley then calculated ranges of implied ownership on a percentage basis for holders of UTC common stock and Raytheon common stock by dividing the high end and low end of each of UTC RemainCo’s and Raytheon’s implied equity values, respectively, by the implied equity value of the pro forma combined company (calculated by the summation of the implied equity values of UTC RemainCo and Raytheon). Morgan Stanley then calculated the implied fully diluted share count of the combined company by dividing UTC RemainCo’s fully diluted share count by its high end and low end implied ownership, as described above. Morgan Stanley then calculated the implied exchange ratio range by multiplying the number of fully diluted outstanding shares of the combined company by the high end and low end pro forma ownership of Raytheon stockholders in the combined company and dividing the resulting figure by the number of fully diluted outstanding shares of Raytheon per Raytheon management. This analysis resulted in a range of implied exchange ratios of 1.44x to 2.85x.

Miscellaneous

In connection with the review of the merger agreement and the transactions contemplated thereby by the UTC Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor that it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all of the analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of UTC RemainCo or Raytheon. In performing its analyses, Morgan Stanley made numerous judgments and assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the control of UTC or Raytheon. These include, among other things, the impact of competition on the business of UTC RemainCo, Raytheon and the commercial aerospace and defense industries generally, industry growth, and the absence of any material adverse change in the financial condition and prospects of UTC RemainCo, Raytheon or the commercial aerospace and defense industries, or in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the exchange ratio to UTC pursuant to the merger agreement (which, for the avoidance of doubt, contemplates the consummation of the separation and the distributions prior to the consummation of the merger) as of the date of Morgan Stanley’s opinion and in connection with the rendering of its oral opinion, subsequently confirmed by delivery of a written opinion, dated June 9, 2019, to the UTC Board. These analyses do not purport to be appraisals or to reflect the prices at which shares of UTC common stock or Raytheon common stock will trade following the consummation of the merger or at any time.

The exchange ratio was determined by UTC and Raytheon through arm’s-length negotiations between UTC and Raytheon and was approved by the UTC Board. Morgan Stanley provided advice to UTC during these negotiations. Morgan Stanley did not, however, recommend any specific exchange ratio to UTC or the UTC Board or opine that any specific exchange ratio constituted the only appropriate exchange ratio for the merger. Morgan Stanley’s opinion did not address the relative merits of the merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In addition, Morgan Stanley’s opinion did not in any manner address the prices at which UTC common stock would trade following the consummation of the merger or the separation and the distributions or at any time, and Morgan Stanley expressed no opinion or recommendation as to how any holder of shares of UTC common stock or Raytheon common stock should vote at the UTC special meeting or the Raytheon special meeting, respectively, or act on any matter, in connection with the merger.

Morgan Stanley’s opinion and its presentation to the UTC Board was one of many factors taken into consideration by the UTC Board in deciding to consider, approve and declare the advisability of the merger agreement and the transactions contemplated thereby. Consequently, the analyses described above should not be viewed as determinative of the opinion of the UTC Board with respect to the exchange ratio pursuant to the merger agreement or of whether the UTC Board would have been willing to agree to a different exchange ratio.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of UTC, Raytheon, any of their respective affiliates or any other company, or any currency or commodity, that may be involved in the merger or separation and the distributions, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the UTC Board with financial advisory services and a financial opinion described in this section and attached hereto as Annex C in connection with the merger, and UTC has agreed to pay Morgan Stanley a fee of (1) $3 million, which was paid on June 9, 2019 and is referred to as the announcement fee, (2) $30 million, less the announcement fee, which is contingent upon the completion of the merger, and (3) $10 million, which is payable at UTC’s sole discretion. UTC has also agreed to reimburse Morgan Stanley for its reasonable, actual and documented expenses, including reasonable fees of counsel and other professional advisors, incurred in connection with its engagement. In addition, UTC has agreed to indemnify Morgan Stanley and its affiliates, their respective officers, directors, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and reasonable expenses.

In the thirty months prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates have provided financial advisory and financing services for UTC, for which Morgan Stanley and its affiliates have received fees of approximately $40 million from UTC, and Morgan Stanley or an affiliate thereof is a lender and agent to UTC under UTC’s credit facilities. In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates have provided financing services for Raytheon, for which Morgan Stanley and its affiliates have received fees of approximately less than $3 million from Raytheon, and Morgan Stanley or an affiliate thereof is a lender to Raytheon under Raytheon’s credit facilities. Morgan Stanley may seek to provide financial advisory and financing services to UTC, Otis SpinCo, Carrier SpinCo, UTC RemainCo and Raytheon and their respective affiliates in the future and would expect to receive fees for the rendering of those services.

Opinion of Evercore

UTC retained Evercore in January 2018 as financial advisor to UTC and the UTC Board to assist them in their strategic review and analysis with respect to UTC, including the separation and the distributions. In April 2019, UTC retained Evercore to act as financial advisor to UTC and the UTC Board and to provide strategic and financial advice and assistance in connection with the merger. As part of this engagement, UTC requested that Evercore evaluate the fairness, from a financial point of view, to UTC of the exchange ratio pursuant to the merger agreement.

At a meeting of the UTC Board held on June 9, 2019, Evercore rendered to the UTC Board its opinion to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to UTC.

The full text of the written opinion of Evercore, dated June 9, 2019, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. UTC encourages you to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the UTC Board (in its capacity as such) in connection with its evaluation of the proposed merger. The opinion does not constitute a recommendation to the UTC Board or to any other persons in respect of the merger, including as to how any shareowner of UTC should vote or act in respect of the UTC share issuance proposal or any other matter. Evercore’s opinion does not address the relative merits of the merger as compared to other business or financial strategies that might be available to UTC, nor does it address the underlying business decision of UTC to engage in the merger.

In connection with rendering its opinion Evercore, among other things:

•	reviewed certain publicly available business and financial information relating to Raytheon, UTC and UTC RemainCo that Evercore deemed to be relevant, including publicly available research analysts’ estimates;
•	reviewed certain internal projected financial data relating to Raytheon and furnished to Evercore by the management of UTC, referred to as the Raytheon forecasts, and certain internal projected financial data relating to UTC RemainCo prepared and furnished to Evercore by management of UTC, referred to as the UTC RemainCo forecasts, each as approved for Evercore’s use by UTC, including certain cost synergies prepared by the management of UTC and the management of Raytheon expected to result from the merger, as approved for Evercore’s use by UTC, referred to as the projected synergies;
•	discussed with managements of UTC and Raytheon their assessment of the past and current operations of Raytheon, the current financial condition and prospects of Raytheon and the Raytheon forecasts, and discussed with management of UTC its assessment of the past and current operations of UTC and UTC RemainCo, the current financial condition and prospects of UTC and UTC RemainCo, and the UTC RemainCo forecasts (including their views on the risks and uncertainties of achieving the Raytheon forecasts and the UTC RemainCo forecasts);
•	reviewed the reported prices and the historical trading activity of Raytheon common stock;
•	compared the financial performance of Raytheon and its stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;
•	compared the financial performance of UTC RemainCo with that of certain publicly traded companies that Evercore deemed relevant and reviewed the stock market trading multiples of such companies;
•	compared the relative contributions by each of Raytheon and UTC RemainCo of certain financial metrics Evercore deemed relevant to the relative ownership of the combined company as implied by the exchange ratio;

•	reviewed the merger agreement; and
•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of Evercore’s analysis and opinion, Evercore assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, without any independent verification of such information (and did not assume responsibility or liability for any independent verification of such information), and further relied upon the assurances of the managements of UTC and Raytheon that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Raytheon forecasts and the UTC RemainCo forecasts, including the projected synergies, Evercore assumed with UTC’s consent that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of UTC as to the future financial performance of UTC RemainCo and Raytheon and the other matters covered thereby. Evercore relied, at the direction of UTC, on the assessments of the management of UTC as to UTC RemainCo’s ability to achieve the projected synergies. Evercore expressed no view as to the Raytheon forecasts or the UTC RemainCo forecasts, including the projected synergies, or the assumptions on which they are based.

For purposes of Evercore’s analysis and opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the completion of the merger would be satisfied without waiver or modification thereof. Evercore further assumed, in all respects material to Evercore’s analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the completion of the merger would be obtained without any delay, limitation, restriction or condition that would have an adverse effect on Raytheon, UTC RemainCo or the completion of the merger or reduce the contemplated benefits to UTC RemainCo of the merger.

Evercore did not conduct a physical inspection of the properties or facilities of Raytheon or UTC RemainCo and did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of Raytheon or UTC RemainCo, nor was Evercore furnished with any such valuations or appraisals, nor did Evercore evaluate the solvency or fair value of Raytheon or UTC RemainCo under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to Evercore as of the date thereof and financial, economic, market and other conditions as they existed and as could be evaluated on the date thereof. It was understood that developments subsequent to Evercore’s opinion could affect its opinion and that Evercore did not and does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to UTC, from a financial point of view, of the exchange ratio. Evercore did not express any view on, and Evercore’s opinion did not address, the fairness of the proposed merger to, or any consideration received in connection therewith by, the holders of any class of securities, creditors or other constituencies of UTC, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of UTC or Raytheon, or any class of such persons, whether relative to the exchange ratio or otherwise. Evercore was not asked to, nor did it express any view on, and Evercore’s opinion did not address, any other term or aspect of the merger agreement or the merger, including, without limitation, the structure or form of the merger, or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger agreement. Evercore’s opinion did not address the relative merits of the merger as compared to other business or financial strategies that might be available to UTC, nor did it address the underlying business decision of UTC to engage in the merger. Evercore did not express any view on, and Evercore’s opinion did not address, what the value of UTC common stock actually would be when issued or the prices at which UTC common stock would trade at any time, including following announcement or completion of the merger. Evercore’s opinion did not constitute a recommendation to the UTC Board or to any other persons in respect of the merger, including as to how any holder of shares of

UTC common stock should vote or act in respect of the UTC share issuance proposal or any other matter. Evercore is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by UTC and its advisors with respect to legal, regulatory, accounting and tax matters.

Set forth below is a summary of the material financial analyses reviewed by Evercore with the UTC Board on June 9, 2019 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before June 6, 2019, and is not necessarily indicative of current market conditions.

For purposes of its analyses and reviews, Evercore considered general business, economic, market and financial conditions, industry sector performance, and other matters, as they existed and could be evaluated as of the date of its opinion, many of which are beyond the control of UTC and UTC RemainCo. The estimates contained in Evercore’s analyses and reviews, and the ranges of valuations resulting from any particular analysis or review, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Evercore’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Evercore’s analyses and reviews are inherently subject to substantial uncertainty.

The following summary of Evercore’s financial analyses includes information presented in tabular format. In order to fully understand the analyses, the tables should be read together with the full text of each summary. The tables are not intended to stand alone and alone do not constitute a complete description of Evercore’s financial analyses. Considering the tables below without considering the full narrative description of Evercore’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses.

In calculating the implied exchange ratios as reflected in the financial analyses described below, Evercore used the ranges of implied aggregate equity values of Raytheon and UTC RemainCo and divided the lowest implied equity value for Raytheon by the highest implied equity value for UTC RemainCo, for the low end of the exchange ratio range, and divided the highest implied equity value for Raytheon by the lowest implied equity value for UTC RemainCo, for the high end of the exchange ratio range.

Summary of Evercore’s Financial Analyses

Selected Public Company Trading Analyses

Raytheon

Evercore reviewed and compared certain financial information of Raytheon to corresponding financial multiples and ratios for the following selected publicly traded companies in the defense industry, referred to as the Raytheon selected companies:

•	General Dynamics Corporation, referred to as General Dynamics;
•	Harris Corporation, referred to as Harris;
•	L3 Technologies, Inc., referred to as L3;
•	Lockheed Martin Corporation, referred to as Lockheed; and
•	Northrop Grumman Corporation, referred to as Northrop.

For each of the Raytheon selected companies and Raytheon, Evercore calculated:

•	total enterprise value (defined as equity market capitalization plus total debt plus after-tax underfunded pension obligation and non-controlling interests, less cash and cash equivalents and investments in unconsolidated affiliates) as a multiple of estimated calendar year 2019 EBITDA (defined as earnings before interest, taxes, depreciation, amortization), referred to as 2019E TEV / EBITDA;

•	the price of a share of common stock as a multiple of estimated calendar year 2019 free cash flows (defined as operating cash flow from operations less capital expenditures and, including, as applicable, capitalized software), referred to as 2019E Price / FCF; and
•	the price of a share of common stock as a multiple of estimated calendar year 2019 earnings, referred to as 2019E Price / Earnings.

This analysis indicated the following:

Metric	Median (Including Harris and L3)*	Median (Excluding Harris and L3)*	Raytheon**
2019E TEV / EBITDA	15.0x	12.9x	11.0x
2019E Price / FCF	18.3x	16.9x	19.1x
2019E Price / Earnings	17.2x	16.3x	16.0x
*	Harris and L3 entered into an agreement and plan of merger dated October 12, 2018 and completed the merger on June 29, 2019.
**	Using the Raytheon forecasts.

Based on the foregoing and based on its professional judgment and experience, Evercore applied the trading multiple reference ranges summarized in the table below. Using the Raytheon forecasts and the number of fully diluted outstanding shares of Raytheon common stock as provided to Evercore by UTC management, this analysis indicated the following ranges of approximate aggregate equity value of Raytheon and approximate implied per share equity value for Raytheon common stock:

Raytheon Selected Public Company Trading Analysis
Metric	Multiple Reference Range	Range of Implied Aggregate Equity Value of Raytheon (in billions)	Range of Implied Equity Value Per Share of Raytheon Common Stock
2019E TEV / EBITDA	11.0x - 14.0x	$51.5 - $67.8	$184 - $243
2019E Price / FCF	16.0x - 20.0x	$42.9 - $53.6	$153 - $192
2019E Price / Earnings	15.0x - 18.0x	$48.2 - $57.9	$173 - $207

Although none of the Raytheon selected companies is directly comparable to Raytheon, Evercore selected these companies because they are publicly traded companies in the defense industry that Evercore, in its professional judgment and experience, considered generally relevant to Raytheon for purposes of its financial analyses. In evaluating the Raytheon selected companies, Evercore made judgments and assumptions with regard to general business, economic and market conditions affecting the Raytheon selected companies and other matters, as well as differences in the Raytheon selected companies’ financial, business and operating characteristics. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the Raytheon selected companies and the multiples derived from the Raytheon selected companies. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the Raytheon selected companies.

UTC RemainCo

Evercore reviewed and compared certain financial information of UTC RemainCo to corresponding financial multiples and ratios for the following selected publicly traded companies in the commercial aerospace and defense industries, referred to as the UTC selected companies:

Commercial Aerospace Companies

•	Meggitt PLC;
•	MOOG Inc.;
•	Spirit AeroSystems Holdings, Inc.;
•	The Boeing Company;

•	TransDigm Group Inc.; and
•	Woodward, Inc.

Defense Companies

•	General Dynamics;
•	Harris;
•	L3;
•	Lockheed;
•	Northrop; and
•	Raytheon

For each of the UTC selected companies, Evercore calculated:

•	2019E TEV / EBITDA;
•	2019E Price / FCF; and
•	2019E Price / Earnings.

This analysis indicated the following:

Commercial Aerospace Companies
Metric	Median
2019E TEV / EBITDA	12.9x
2019E Price / FCF	19.7x
2019E Price / Earnings	19.5x
Defense Companies
Metric	Median (Including Harris and L3)*	Median (Excluding Harris and L3)*
2019E TEV / EBITDA	13.9x	12.6x
2019E Price / FCF	17.8x	17.0x
2019E Price / Earnings	16.7x	16.0x
*	Harris and L3 entered into an agreement and plan of merger dated October 12, 2018 and completed the merger on June 29, 2019.

For reference purposes only, Evercore also reviewed certain financial multiples and ratios for the following three aircraft engine companies: MTU Aero Engines Holdings AG, Rolls-Royce Group PLC, and Safran S.A. However, due to differences in accounting methodologies utilized by these companies, they were not included in the UTC RemainCo analysis.

Based on the foregoing and based on its professional judgment and experience, Evercore applied the trading multiple reference ranges summarized in the table below. Using the UTC RemainCo forecasts and the number of fully diluted outstanding shares of UTC common stock on a pro forma basis giving effect to the separation and the distributions as provided to Evercore by UTC management, this analysis indicated the following ranges of approximate aggregate equity value of UTC RemainCo:

UTC RemainCo Selected Public Company Trading Analysis
Metric	Multiple Reference Range	Range of Aggregate Implied Equity Value of UTC RemainCo (in billions)
2019E TEV / EBITDA	12.0x - 14.0x	$72.7 - $89.2

UTC RemainCo Selected Public Company Trading Analysis
Metric	Multiple Reference Range	Range of Aggregate Implied Equity Value of UTC RemainCo (in billions)
2019E Price / FCF	18.0x - 21.0x	$53.1 - $62.0
2019E Price / Earnings	17.0x - 20.0x	$63.1 - $74.3

Although none of the UTC selected companies is directly comparable to UTC RemainCo, Evercore selected these companies because they are publicly traded commercial aerospace and defense companies that Evercore, in its professional judgment and experience, considered generally relevant to UTC RemainCo for purposes of its financial analyses. In evaluating the UTC selected companies, Evercore made judgments and assumptions with regard to general business, economic and market conditions affecting the UTC selected companies and other matters, as well as differences in the UTC selected companies’ financial, business and operating characteristics. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the UTC selected companies and the multiples derived from the UTC selected companies. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the UTC selected companies.

Implied Exchange Ratio

Utilizing the approximate implied aggregate equity value reference ranges derived for Raytheon and UTC RemainCo described above, Evercore calculated the following implied exchange ratio ranges, in each case compared to the exchange ratio of 2.3348 pursuant to the merger agreement:

Metric	Range of Implied Exchange Ratios
2019E TEV / EBITDA	1.7874x - 2.8895x
2019E Price / FCF	2.1414x - 3.1229x
2019E Price / Earnings	2.0092x - 2.8365x

Discounted Cash Flow Analyses

Raytheon

Evercore performed a discounted cash flow analysis of Raytheon to calculate the estimated present value of the standalone unlevered, after-tax free cash flows (excluding the impact of cash pension reimbursements from the U.S. government under government cost accounting standards and required cash pension contributions, which, collectively, are referred to as the pension cash flow items) that Raytheon was forecasted to generate during Raytheon’s fiscal years 2019 through 2023 based on the Raytheon forecasts. Evercore calculated terminal values for Raytheon by applying perpetuity growth rates of 2.25% to 2.75%, which range was selected based on Evercore’s professional judgment and experience, to a terminal year estimate of the unlevered, after-tax free cash flows (excluding the pension cash flow items) that Raytheon was forecasted to generate based on the Raytheon forecasts. The cash flows and terminal values in each case were then discounted to present value as of March 31, 2019 using discount rates ranging from 7.0% to 8.0%, which were based on an estimate of Raytheon’s weighted average cost of capital, and the mid-year cash flow discounting convention. To this range of implied enterprise values, Evercore added the estimated net present value as of March 31, 2019 of after-tax pension cash flow items for Raytheon’s fiscal years 2019 through 2029 based on the Raytheon forecasts by applying the same range of discount rates referred to above. Based on this range of implied enterprise values, Raytheon’s estimated net debt, after-tax underfunded pension obligation and non-controlling interest as of March 31, 2019, and the number of fully diluted outstanding shares of Raytheon common stock, in each case as provided to Evercore by UTC management, this analysis indicated a range of aggregate equity value of approximately $56.5 billion to approximately $77.0 billion, and a range of implied equity values per share of Raytheon common stock of approximately $202 to approximately $276.

UTC RemainCo

Evercore performed a discounted cash flow analysis of UTC RemainCo to calculate the estimated present value of the standalone unlevered, after-tax free cash flows (excluding the impact on cash flows of certain debt-like items) that UTC RemainCo was forecasted to generate during UTC RemainCo’s fiscal years 2019 through 2023 based on the UTC RemainCo forecasts. Evercore calculated terminal values for UTC RemainCo by applying perpetuity growth rates of 2.25% to 2.75%, which range was selected based on Evercore’s professional judgment and experience, to a terminal year estimate of the unlevered, after-tax free cash flows that UTC RemainCo was forecasted to generate based on the UTC RemainCo forecasts. The cash flows and terminal values in each case were then discounted to present value as of March 31, 2019 using discount rates ranging from 7.5% to 8.5%, which were based on an estimate of UTC RemainCo’s weighted average cost of capital, and the mid-year cash flow discounting convention. From this range of implied enterprise values, Evercore subtracted the estimated net present value as of March 31, 2019 of certain of UTC RemainCo’s other debt-like items for UTC’s fiscal years 2019 through 2040 based on the UTC RemainCo forecasts by applying the same range of discount rates referred to above. Based on this range of implied enterprise values, UTC RemainCo’s estimated net debt, after-tax underfunded pension obligation and non-controlling interest as of December 31, 2019, and the number of fully diluted outstanding shares of UTC common stock on a pro forma basis giving effect to the separation and the distributions, in each case as provided to Evercore by UTC management, this analysis indicated a range of aggregate equity value of approximately $74.1 billion to approximately $105.3 billion.

Implied Exchange Ratio

Utilizing the approximate implied aggregate equity value reference ranges derived for Raytheon and UTC RemainCo described above, Evercore calculated the following implied exchange ratio range, compared to the exchange ratio of 2.3348 pursuant to the merger agreement:

Range of Implied Exchange Ratios
1.6596x – 3.2172x

Illustrative Present Value of Future Share Price Analyses

Raytheon

Evercore performed an illustrative analysis of the present value of the future stock price of Raytheon, which was designed to provide an indication of the present value of a theoretical future value of Raytheon as a function of Raytheon’s estimated future cash flow and its assumed multiple of equity value to NTM free cash flow. In calculating the implied present value of the future price per share of Raytheon common stock, Evercore first calculated the implied future equity value of Raytheon by multiplying Raytheon’s estimated fiscal year 2023 free cash flow based on the Raytheon forecasts by Raytheon’s illustrative price to NTM free cash flow ranging from 13.5x to 18.0x, which range was selected based on Evercore’s professional judgment and experience. Evercore added to the implied future equity value the aggregate amount of estimated dividends to be paid by Raytheon from the second quarter of fiscal year 2019 through the end of fiscal year 2023, as provided to Evercore by UTC management. Evercore then discounted the implied equity value of Raytheon to March 31, 2019 using discount rates ranging from 8.0% to 9.0%, which were based on an estimate of Raytheon’s cost of equity. This analysis indicated a range of aggregate equity value of approximately $47.5 billion to approximately $63.7 billion, and, using the number of fully diluted outstanding shares of Raytheon common stock at the end of fiscal year 2022 assuming certain share repurchases of Raytheon common stock as provided to Evercore by UTC management, a range of implied equity values per share of Raytheon common stock of approximately $170 to approximately $228.

UTC RemainCo

Evercore performed an illustrative analysis of the present value of the future stock price of UTC common stock after giving effect to the separation and the distributions, which was designed to provide an indication of the present value of a theoretical future value of UTC RemainCo as a function of UTC RemainCo’s estimated future cash flow and its assumed multiple of equity value to NTM free cash flow. In calculating the implied present value of the future price per share of UTC common stock after giving effect to the separation and the distributions, Evercore first calculated the implied future equity value of UTC RemainCo by multiplying UTC RemainCo’s estimated fiscal year 2023 free cash flow based on the UTC RemainCo forecasts by UTC

RemainCo’s illustrative price to NTM free cash flow ratio ranging from 14.5x to 18.0x, which range was selected based on Evercore’s professional judgment and experience. Evercore added to the implied future equity value an aggregate amount of estimated dividends to be paid by UTC RemainCo from the second quarter of fiscal year 2019 through the end of fiscal year 2022, as provided to Evercore by UTC management. Evercore then discounted the implied share price to March 31, 2019 using discount rates ranging from 8.5% to 9.5%, which were based on an estimate of UTC RemainCo’s cost of equity. This analysis indicated a range of aggregate equity value of approximately $73.2 billion to approximately $93.0 billion.

Implied Exchange Ratio

Utilizing the approximate implied aggregate equity value reference ranges derived for Raytheon and UTC RemainCo described above, Evercore calculated the following implied exchange ratio range, compared to the exchange ratio of 2.3348 pursuant to the merger agreement:

Range of Implied Exchange Ratios
1.5816x – 2.6954x

Other Factors

Evercore also noted certain other factors, which were not considered material to its financial analyses with respect to its opinion, but were referenced for informational purposes only, including, among other things, the following:

52-Week Trading Range Analysis

Raytheon

Evercore reviewed historical trading prices of shares of Raytheon common stock during the twelve-month period ended June 6, 2019, noting that the low and high closing prices during such period ranged from approximately $147 to approximately $215 per share of Raytheon common stock, respectively, and a range of approximate aggregate equity value of $41.0 billion to $60.0 billion, respectively.

Equity Research Analyst Price Targets

Raytheon

Evercore reviewed selected public market trading price targets for the shares of Raytheon common stock prepared and published by equity research analysts that were publicly available as of June 6, 2019. These price targets, which ranged from $175 to $265 per share of Raytheon common stock, reflect analysts’ estimates of the future public market trading price of the shares of Raytheon common stock at the time the price target was published. Evercore then discounted those price targets to present value by one year using a discount rate of 8.5%, which was the midpoint of the range between 8% and 9% and was based on an estimate of Raytheon’s cost of equity. As of June 6, 2019, this analysis indicated a range of selected equity research analyst price targets per share of Raytheon common stock on a present value basis of approximately $161 to approximately $244, and a range of aggregate equity value of approximately $45.1 billion to approximately $68.3 billion. Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the shares of Raytheon common stock and these target prices and the analysts’ earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of Raytheon and future general industry and market conditions.

UTC RemainCo

Evercore reviewed selected valuation estimates for UTC on a sum of the parts basis giving effect to the separation and the distributions, prepared and published by equity research analysts for UTC for either fiscal year 2019 or 2020 that were publicly available as of June 6, 2019, which reflect analysts’ estimates of the valuation and trading multiples of UTC RemainCo at the time the report was published. As of June 6, 2019, this analysis of UTC RemainCo indicated a range of multiples of total enterprise value to estimated fiscal year 2019E EBITDA of 12.3x - 14.1x, and a range of aggregate equity value of UTC RemainCo of approximately $75.1 billion to approximately $90.1 billion. Public market trading price targets or estimates of the valuation and trading multiples of UTC RemainCo published by equity research analysts do not necessarily reflect the trading prices for the shares of UTC common stock before or after giving effect to the separation and the distributions, and these target prices and the analysts’ earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of UTC RemainCo and future general industry and market conditions.

Contribution Analysis

Evercore analyzed the respective implied relative equity contributions of Raytheon and UTC RemainCo to the combined company based on:

•	projected EBITDA for fiscal years 2019E - 2021E;
•	projected net income for fiscal years 2019E - 2021E;
•	projected free cash flow for fiscal years 2019E - 2021E;
•	discounted cash flow valuation (calculated for Raytheon using the discounted cash flow analysis summarized above, a discount rate of 7.5% and a perpetuity growth rate of 2.5%, and for UTC RemainCo using the discounted cash flow analysis summarized above, a discount rate of 8.0% and a perpetuity growth rate of 2.5%); and
•	present value of future equity values (calculated for Raytheon using the present value of future share price analysis summarized above, a discount rate of 8.5% based on Raytheon’s estimated cost of equity and a multiple of 15.75x Raytheon’s estimated 2023E free cash flow, and for UTC RemainCo using the present value of future stock price analysis summarized above, a discount rate of 9.0% based on UTC RemainCo’s estimated cost of equity and a multiple of 16.25x UTC RemainCo’s estimated 2023E free cash flow).

Evercore performed the contribution analysis for EBITDA on a levered basis (by deducting each company’s net debt, after-tax underfunded pension obligations, non-controlling interest and investment in unconsolidated affiliates from its unlevered contribution to enterprise value) and performed the contribution analysis for each of the other financial metrics on a levered basis (by not making any adjustment for each company’s net debt), in each case excluding the projected synergies.

This analysis indicated a range of relative equity contributions of Raytheon and UTC RemainCo to the combined company from 37%/63% (Raytheon to UTC RemainCo) on the low end, to 48%/52% (Raytheon to UTC RemainCo) on the high end, in each case compared to the relative ownership of the combined company immediately following the completion of the merger of 43% for Raytheon stockholders and 57% for UTC shareowners.

Pro Forma “Has-Gets” Analysis

Evercore reviewed the implied aggregate equity value of UTC RemainCo attributable to UTC shareowners on a pro forma basis giving effect to the merger based on a discounted cash flow analysis. The pro forma implied equity value attributable to UTC shareowners was equal to the product obtained by multiplying 57% (UTC shareowners’ pro forma ownership of the combined company immediately following the completion of the merger based on the exchange ratio) by an amount equal to the sum of (1) UTC RemainCo’s stand-alone implied aggregate equity value calculated using the discounted cash flow analysis summarized above (calculated using a discount rate of 8.0% and a perpetuity growth rate of 2.5%), (2) Raytheon’s stand-alone implied aggregate equity value calculated using the discounted cash flow analysis summarized above (calculated using a discount rate of 7.5% and a perpetuity growth rate of 2.5%), and (3) the net present value as of March 31, 2019 of the projected synergies (excluding any potential revenue synergies) based on the estimated cost savings (net of any costs to achieve the estimated cost savings) and a 7.75% discount rate (based on the estimated weighted average cost of capital of the combined company) and a perpetuity growth rate of 2.5%. This analysis resulted in an implied incremental aggregate equity value of UTC RemainCo on a pro forma basis attributable to UTC shareowners of approximately $2.9 billion.

Miscellaneous

The foregoing summary of Evercore’s financial analyses does not purport to be a complete description of the analyses or data presented by Evercore to the UTC Board. In connection with the review of the merger by the UTC Board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its professional judgment and experience after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of the shares of UTC common stock at any time. Rounding may result in total sums set forth in this section not equaling the total of the figures shown.

Evercore prepared these analyses for the purpose of providing an opinion to the UTC Board as to the fairness, from a financial point of view, of the exchange ratio pursuant to the merger agreement to UTC. These analyses do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.

Evercore’s financial advisory services and its opinion were provided for the information and benefit of the UTC Board (in its capacity as such) in connection with its evaluation of the proposed merger. The issuance of Evercore’s opinion was approved by an Opinion Committee of Evercore.

Evercore did not recommend any specific amount of consideration to the UTC Board or UTC management or that any specific amount of consideration constituted the only appropriate consideration in the merger.

During the two year period prior to the date of Evercore’s opinion and pursuant to the terms of Evercore’s engagement letter with UTC, UTC has paid or agreed to pay Evercore fees for its services with respect to the separation, the distributions and the merger in the aggregate amount of approximately $37.5 million, $20 million of which was paid or became payable in connection with advice relating to the separation, the distributions and the merger, $2.5 million of which became payable upon the rendering of Evercore’s opinion, $15 million of which will become payable contingent upon completion of the separation and the distributions (50% for the separation and distribution of UTC’s Otis business and 50% for the separation and distribution of UTC’s Carrier business), as well as certain additional fees which are payable at UTC’s sole discretion. No portion of such fees was or is contingent upon the completion of the merger. UTC has also agreed to reimburse Evercore for its expenses and to indemnify Evercore against certain liabilities arising out of its engagement.

In addition, during the two year period prior to the date of its opinion, Evercore and its affiliates have not been engaged to provide financial advisory or other services to Raytheon, and Evercore has not received any compensation from Raytheon during such period. Evercore may provide financial advisory or other services to UTC and Raytheon in the future, and in connection with any such services Evercore may receive compensation.

Evercore and its affiliates engage in a wide range of activities for its and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore and its affiliates and/or its or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to UTC, Raytheon, potential parties to the merger, and/or any of their respective affiliates or persons that are competitors, customers or suppliers of UTC or Raytheon.

UTC engaged Evercore to act as a financial advisor based on Evercore’s qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and regularly provides fairness opinions in connection with mergers and acquisitions, leveraged buyouts and valuations for corporate and other purposes.

Opinions of Raytheon’s Financial Advisors

Opinion of Citigroup Global Markets Inc.

Raytheon retained Citigroup as its financial advisor in connection with the merger. In connection with this engagement, Raytheon requested Citigroup to evaluate the fairness, from a financial point of view, of the exchange ratio to the holders of Raytheon common stock. On June 8, 2019, Citigroup rendered its oral opinion, which was subsequently confirmed in writing on June 9, 2019, to the Raytheon Board to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citigroup as set forth in its written opinion, the exchange ratio was fair, from a financial point of view, to the holders of Raytheon common stock.

The full text of Citigroup’s written opinion, dated June 9, 2019, which describes the assumptions made, procedures followed, matters considered and qualifications on the review undertaken, is attached as Annex E to this joint proxy statement/prospectus and is incorporated herein by reference. The description of Citigroup’s opinion set forth below is qualified in its entirety by reference to the full text of Citigroup’s opinion. You are urged to read the opinion in its entirety. Citigroup’s opinion was provided for the information of the Raytheon Board (in its capacity as such) in connection with its evaluation of the exchange ratio from a financial point of view and did not address any other aspects or implications of the merger. Citigroup’s opinion does not address the underlying business decision of Raytheon to effect the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for Raytheon or the effect of any other transaction in which Raytheon may engage. Citigroup’s opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the merger or otherwise.

In arriving at its opinion, Citigroup:

•	reviewed the merger agreement (including the separation principles as defined therein);
•	held discussions with certain senior officers, directors and other representatives and advisors of Raytheon and certain senior officers and other representatives and advisors of UTC concerning the businesses, operations and prospects of Raytheon, UTC and UTC RemainCo;
•	examined certain publicly available business and financial information relating to Raytheon, UTC and UTC RemainCo;
•	examined certain financial forecasts and other information and data relating to Raytheon, UTC and UTC RemainCo, which were provided to or discussed with Citigroup by the managements of Raytheon and UTC, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of Raytheon and UTC to result from the merger;
•	reviewed the financial terms of the merger as set forth in the merger agreement (including the separation principles) in relation to, among other things: current and historical market prices and trading volumes of Raytheon common stock; the historical and projected earnings and other operating data of Raytheon and UTC RemainCo; and the capitalization and financial condition of Raytheon, UTC and UTC RemainCo;
•	analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citigroup considered relevant in evaluating those of Raytheon and UTC RemainCo;
•	evaluated certain potential pro forma financial effects of the merger, the separation and the distributions; and
•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citigroup deemed appropriate in arriving at its opinion.

In rendering its opinion, Citigroup assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citigroup and upon the assurances of the managements of Raytheon and UTC that they were not aware of any relevant information that was omitted or that remained undisclosed to Citigroup.

With respect to financial forecasts and other information and data relating to Raytheon and UTC RemainCo, provided to or otherwise reviewed by or discussed with Citigroup, Citigroup was advised by the managements of Raytheon and UTC that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of Raytheon’s management and UTC’s management as to the future financial performance of Raytheon and UTC RemainCo, the potential strategic implications and operational benefits anticipated to result from the merger and the other matters covered thereby, and Citigroup assumed, with Raytheon’s consent, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the merger) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected. The issuance of Citigroup’s opinion was authorized by Citigroup’s fairness opinion committee.

Citigroup assumed, with Raytheon’s consent, that the merger, the separation, the contributions and the distributions will be completed in accordance with the timing and terms specified in the merger agreement (including the separation principles), without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary financings, regulatory and third-party approvals, consents and releases for the merger, the separation, the contributions and the distributions, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Raytheon, UTC RemainCo or the contemplated benefits of the merger that would be material to Citigroup’s analysis. Further, Citigroup assumed, with Raytheon’s consent, that in the event UTC delivers an applicable net indebtedness notice, Raytheon will make a cash distribution to stockholders of Raytheon equal to the full amount permitted under the merger agreement. In addition, Citigroup assumed, at Raytheon’s direction, that UTC RemainCo will retain all assets, properties and rights necessary and sufficient, in all material respects, for the operation of the businesses of UTC RemainCo following the separation, the contributions and the distributions, that appropriate reserves, indemnification arrangements and other provisions will be made with respect to the liabilities of or relating to UTC and its subsidiaries, and that UTC RemainCo will not directly or indirectly retain any material assets, liabilities or other obligations relating to UTC or its subsidiaries that are contemplated to be contributed to Otis SpinCo or Carrier SpinCo as a result of the separation and contributions or otherwise. Citigroup also assumed, with Raytheon’s consent, that the merger will be treated as a tax-free reorganization and that the distributions will be tax-free to UTC for federal income tax purposes.

Citigroup’s opinion related to the relative values of Raytheon and UTC RemainCo. Citigroup did not express any opinion as to what the value of the UTC common stock actually will be when issued pursuant to the merger or the price at which the UTC common stock will trade at any time. Citigroup did not make, nor has it been provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Raytheon, UTC or UTC RemainCo, nor did Citigroup make any physical inspection of the properties or assets of Raytheon, UTC or UTC RemainCo. Citigroup’s opinion did not address any terms (other than the exchange ratio to the extent expressly specified herein) or other aspects or implications of the transactions, including, without limitation, the merger, the separation, the contributions, the distributions, the form or structure of the transactions or any terms, aspects or implications of the separation principles or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the transactions. Citigroup was not requested to, and did not, solicit third party indications of interest in a possible strategic transaction involving Raytheon, nor was Citigroup requested to consider, and its opinion did not address, the underlying business decision of Raytheon to effect the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for Raytheon or the effect of any other transaction in which Raytheon might engage. Citigroup expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the exchange ratio or otherwise. Citigroup’s opinion was necessarily based upon information available to Citigroup, and financial, stock market and other conditions and circumstances existing, as of the date of the opinion.

In preparing its opinion, Citigroup performed a variety of financial and comparative analyses, including those described below. This summary of these analyses is not a complete description of Citigroup’s opinion or the analyses underlying, and factors considered in connection with, Citigroup’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citigroup arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Citigroup believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and Citigroup’s opinion.

In its analyses, Citigroup considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Raytheon, UTC and UTC RemainCo. No company or business reviewed is identical or directly comparable to Raytheon or UTC RemainCo. An evaluation of Citigroup’s analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies or business segments reviewed.

The estimates contained in Citigroup’s analyses and the ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citigroup’s analyses are inherently subject to substantial uncertainty.

Citigroup was not requested to, and it did not, recommend or determine the specific consideration payable in, or the exchange ratio for, the merger. The exchange ratio for the merger was determined through negotiations between Raytheon and UTC, and the decision to enter into the merger agreement was solely that of the Raytheon Board. Citigroup’s opinion was only one of many factors considered by the Raytheon Board in its evaluation of the merger and should not be viewed as determinative of the views of the Raytheon Board or Raytheon’s management with respect to the merger, the exchange ratio or any other aspect of the merger, the separation, the contributions and the distributions contemplated by the merger agreement (including the separation principles).

Financial Analyses

The following is a summary of the material financial analyses presented to the Raytheon Board in connection with the delivery of Citigroup’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Citigroup’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citigroup’s financial analyses. Certain financial data utilized for Raytheon and UTC RemainCo in the financial analyses described below were based on financial forecasts and estimates of Raytheon’s or UTC’s management, which Raytheon directed Citigroup to use.

In calculating the implied exchange ratio reference ranges as reflected in the financial analyses described below, Citigroup divided the low-ends (or high-ends, as the case may be) of the approximate implied equity value reference ranges derived for Raytheon from such analyses by the high-ends (or low-ends, as the case may be) of the approximate implied equity value reference ranges derived for UTC RemainCo from such analyses in order to calculate the low-ends (or high-ends) of the implied exchange ratio reference ranges.

Selected Public Companies Analysis

Citigroup performed separate selected public companies analyses of Raytheon and UTC RemainCo, which is an analysis designed to estimate an implied value of a company through an analysis of the public valuation and trading multiples of similar publicly traded companies. Citigroup selected peer group companies for Raytheon and UTC RemainCo that Citigroup judged to be sufficiently comparable to Raytheon and UTC RemainCo, respectively, based on, among other things, their operation in lines of business similar to those of Raytheon and UTC RemainCo. No publicly traded company is identical to Raytheon or UTC RemainCo, and Citigroup included publicly traded companies that, based on its professional judgment and experience, were most relevant to Raytheon and UTC RemainCo for purposes of this analysis.

Raytheon. Citigroup performed a selected public companies analysis of Raytheon by comparing certain financial and stock market information of Raytheon with the following four selected, publicly traded companies, referred to as the Raytheon Selected Companies:

•	General Dynamics Corporation
•	L3 Technologies, Inc./Harris Corporation(1)
•	Lockheed Martin Corporation
•	Northrop Grumman Corporation

Citigroup reviewed, among other things, with respect to the Raytheon Selected Companies, (1) the closing stock prices as a multiple of estimated earnings per share for calendar years 2019 and 2020, referred to as the Price to EPS Multiple, (2) the estimated free cash flow for calendar years 2019 and 2020 as a percentage of equity value, referred to as the FCF Yield, (3) the firm values, calculated as equity value plus debt, less cash and cash equivalents and other relevant adjustments for the particular company, referred to as FV, and such adjustments to FV referred to as FV Adjustments, as a multiple of calendar years 2019 and 2020 estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA and such multiple referred to as FV to EBITDA Multiple and (4) the firm values as a multiple of calendar years 2019 and 2020 EBITDA, adjusted to deduct FAS/CAS operating adjustments, referred to as FAS/CAS Adjusted EBITDA, and such multiple referred to as FV to FAS/CAS Adjusted EBITDA Multiple. The FAS/CAS operating adjustments are calculated as (a) the addition of the Cost Accounting Standards, referred to as CAS (the standards that prescribe the allocation to and recovery of pension costs on U.S. government contracts) pension expenses and (b) the deduction of SFAS No. 87, referred to as FAS, pension expense (or the addition of such income). Closing stock prices and equity values based on such stock prices, historical financial data and estimated financial results for the Raytheon Selected Companies were based on market data, public filings and other publicly available information and publicly available research analysts’ estimates, respectively, each as of June 7, 2019. For purposes of the selected public companies analysis, estimated financial results of Raytheon were based on internal estimates provided by Raytheon’s management.

The observed Price to EPS Multiples for the Raytheon Selected Companies ranged from a low of 14.8x to a high of 17.3x for calendar year 2019 (with no multiple applicable with respect to L3 Technologies, Inc./Harris Corporation (as a result of the pending merger)) and ranged from a low of 13.3x to a high of 18.9x for calendar year 2020. The observed FCF Yields for the Raytheon Selected Companies ranged from a low of 5.6% to a high of 7.2% for calendar year 2019 (with no FCF Yield applicable with respect to L3 Technologies, Inc./Harris Corporation (as a result of the pending merger)) and ranged from a low of 5.8% to a high of 7.2% for calendar year 2020. The observed FV to EBITDA Multiples for the Raytheon Selected Companies ranged from a low of 11.8x to a high of 13.7x for calendar year 2019 (with no multiple applicable with respect to L3 Technologies, Inc./Harris Corporation (as a result of the pending merger)) and ranged from a low of 10.7x to a high of 13.5x for calendar year 2020. The observed FV to FAS/CAS Adjusted EBITDA Multiples for the Raytheon Selected Companies ranged from a low of 14.9x to a high of 15.7x for calendar year 2019 and ranged from a low of 13.3x to a high of 13.5x for calendar year 2020 (in each case, with no multiple applicable with respect to General Dynamics Corporation and L3 Technologies, Inc./Harris Corporation as FAS/CAS Adjusted EBITDA cannot be calculated based on disclosure in the public filings of these companies).

Based on its professional judgment and experience, informed by the above observed multiples for the Raytheon Selected Companies, Citigroup then calculated implied equity values by applying, to corresponding data of Raytheon, selected ranges of multiples or yields of (1) Price to EPS Multiples for calendar years 2019 and 2020 of 15.0x to 17.5x and 13.5x to 18.5x, respectively, (2) FCF Yields for calendar years 2019 and 2020 of 7.2% to 5.5% and 7.2% to 6.0%, respectively, (3) FV to EBITDA Multiples for calendar years 2019 and 2020 of 12.0x to 13.5x and 11.0x to 13.0x, respectively and (4) FV to FAS/CAS Adjusted EBITDA Multiples for calendar years 2019 and 2020 of 15.0x to 15.5x and 13.0x to 13.5x, respectively. In determining the selected multiple and yield ranges, Citigroup took into account various considerations that it deemed appropriate in its professional judgment and experience. Citigroup then calculated an implied equity reference range for Raytheon by determining the average of the implied equity values for each of 2019 and 2020, respectively, across all four multiples and yields at the low-ends and high-ends, respectively.

(1)	Pro forma for merger announced on October 14, 2018 and completed on June 29, 2019.

These analyses indicated an equity value reference range for Raytheon of $51.4 billion to $59.0 billion with respect to calendar year 2019 and $54.4 billion to $65.1 billion with respect to calendar year 2020, in each case as calculated, as applicable, after taking into account the FV Adjustments of Raytheon as of March 31, 2019, as provided by Raytheon’s management. The equity value reference ranges for Raytheon were further adjusted to account for expected cash dividends and share repurchases assumed to occur between April 1, 2019 and the assumed closing date of June 30, 2020 (in each case, as directed by Raytheon’s management) to imply an adjusted equity value reference range for Raytheon of $49.7 billion to $57.3 billion with respect to calendar year 2019 and $52.7 billion to $63.5 billion with respect to calendar year 2020.

UTC RemainCo. Citigroup performed a selected public companies analysis of UTC RemainCo by comparing certain financial information of UTC RemainCo with certain financial and stock market information of the following 10 selected, publicly traded companies, referred to as the UTC RemainCo Selected Companies:

•	Curtiss-Wright Corporation
•	L3 Technologies, Inc./Harris Corporation(1)
•	Meggitt PLC
•	Moog, Inc.
•	MTU Aero Engines AG
•	Rolls-Royce Holdings plc
•	Safran S.A.
•	Thales Group
•	TransDigm Group Incorporated
•	Woodward, Inc.

Citigroup reviewed, among other things, with respect to the UTC RemainCo Selected Companies (1) the Price to EPS Multiples for calendar years 2019 and 2020 and (2) the FV to EBITDA Multiples for calendar years 2019 and 2020. Closing stock prices and equity values based on such stock prices, historical financial data and estimated financial results for the UTC RemainCo Selected Companies were based on market data, public filings and other publicly available information and publicly available research analysts’ estimates, respectively, each as of June 7, 2019. For the purposes of the selected public companies analysis, estimated financial results of UTC RemainCo were based on internal estimates provided by UTC’s management, as supplemented by information provided by Raytheon’s management.

The observed Price to EPS Multiples for the UTC RemainCo Selected Companies ranged from a low of 15.9x to a high of 24.0x for calendar year 2019 (with no multiple applicable or meaningful with respect to L3 Technologies, Inc./Harris Corporation (as a result of the pending merger), Rolls-Royce Holdings plc (as a result of restructuring) or TransDigm Group Incorporated (as a result of the Esterline acquisition)) and ranged from a low of 13.8x to a high of 21.4x for calendar year 2020 (with no multiple meaningful for Rolls-Royce Holdings plc (as a result of restructuring)). The observed FV to EBITDA Multiples for the UTC RemainCo Selected Companies ranged from a low of 9.8x to a high of 15.5x for calendar year 2019 (with no multiple applicable with respect to L3 Technologies, Inc./Harris Corporation (as a result of the pending merger) or TransDigm Group Incorporated (as a result of the Esterline acquisition)) and ranged from a low of 9.0x to a high of 14.6x for calendar year 2020.

Based on its professional judgment and experience, informed by the above observed multiples for the UTC RemainCo Selected Companies, Citigroup then calculated implied equity values by applying to corresponding data of UTC RemainCo a selected range of multiples of (1) Price to EPS Multiples for calendar years 2019 and 2020 of 17.0x to 23.0x and 14.5x to 20.0x, respectively and (2) FV to EBITDA Multiples for calendar years 2019 and 2020 of 10.0x to 14.5x and 9.0x to 13.5x, respectively. In determining the selected multiple ranges,

(1)	Pro forma for merger announced on October 14, 2018 and completed on June 29, 2019.

Citigroup took into account various considerations that it deemed appropriate in its professional judgment and experience. Citigroup then calculated an implied equity reference range for UTC RemainCo by determining the average of the implied equity values for each of 2019 and 2020, respectively, across both multiples at the low-ends and high-ends, respectively.

These analyses indicated an equity value reference range for UTC RemainCo of $58.3 billion to $88.4 billion with respect to calendar year 2019 and $58.9 billion to $92.1 billion with respect to calendar year 2020, in each case as calculated, as applicable, after taking into account the FV Adjustments of UTC RemainCo, estimated as of March 31, 2019, as provided by UTC’s management (as supplemented by information provided by Raytheon’s management).

Utilizing the selected adjusted equity value reference range derived for Raytheon and the selected equity value reference range derived for UTC RemainCo, in each case as described above, Citigroup calculated the following implied exchange ratio reference range, as compared to the exchange ratio provided for in the merger agreement:

Calendar Year	Implied Exchange Ratio Reference Range	Exchange Ratio
2019	1.7420x – 3.0442x	2.3348x
2020	1.7727x – 3.3371x

Citigroup noted that the exchange ratio provided for in the merger agreement was within the implied exchange ratio reference ranges derived from the selected public companies analyses of Raytheon and UTC RemainCo.

Discounted Cash Flow Analysis

Citigroup performed a discounted cash flow analysis of Raytheon and UTC RemainCo, which is an analysis designed to estimate an implied value of a company by calculating the present value of the estimated future unlevered free cash flows of the company over the projection period and the terminal value of the company at the end of the projection period.

Raytheon. Citigroup performed a discounted cash flow analysis of Raytheon by calculating the sum of (1) the estimated present value of the unlevered, after-tax free cash flows that Raytheon was forecasted to generate (excluding the impact of CAS reimbursements and cash pension contributions), referred to as Raytheon Excluding Pension and (2) the estimated present value of the after-tax cash flows expected to be generated by Raytheon’s CAS reimbursements less Raytheon’s cash pension contributions, referred to as the Raytheon Pension, in each case based on the Raytheon forecasts provided by Raytheon’s management, and, with Raytheon’s management’s consent, treating stock-based compensation as a cash expense.

•	Citigroup performed a discounted cash flow analysis of Raytheon Excluding Pension by calculating the estimated present value of the unlevered, after-tax free cash flows that Raytheon Excluding Pension was forecasted to generate during the last nine month stub period of calendar year 2019 through calendar year 2023. Citigroup calculated a range of terminal values for Raytheon Excluding Pension by applying perpetuity growth rates ranging from 1.75% to 2.75%, which range was selected based on Citigroup’s professional judgment and experience. The unlevered, after-tax free cash flows and the range of terminal values were then discounted to present values as of March 31, 2019, using discount rates ranging from 7.0% to 8.1%, which Citigroup derived based on estimates of Raytheon’s weighted average cost of capital.
•	Citigroup performed a discounted cash flow analysis for the Raytheon Pension by calculating the estimated present value of the after-tax cash flows expected to be generated by Raytheon’s CAS reimbursements less Raytheon’s cash pension contributions during the last nine month stub period of calendar year 2019 through calendar year 2029. Citigroup, as directed by Raytheon’s management, assumed there was no terminal value for the Raytheon Pension and discounted the after-tax cash flows to present values as of March 31, 2019, using a discount rate of 2.8%, which Citigroup derived based on estimates of Raytheon’s after-tax cost of debt.

The aggregate calculations described above implied an equity value reference range for Raytheon of $56.3 billion to $80.6 billion, which is calculated after taking into account the FV Adjustments of Raytheon as of March 31, 2019, as provided by Raytheon’s management. The equity value reference range for Raytheon was further adjusted to account for expected cash dividends and share repurchases assumed to occur between April 1, 2019 and the assumed closing date of June 30, 2020 (as directed by Raytheon’s management) to imply an adjusted equity value reference range for Raytheon of $54.6 billion to $78.9 billion.

UTC RemainCo. Citigroup performed a discounted cash flow analysis of UTC RemainCo by calculating the sum of the estimated present value of the unlevered, after-tax free cash flows forecasted to be generated by UTC RemainCo’s (1) Collins Aerospace business, (2) P&W military and Canada business, (3) P&W commercial business, and (4) unallocated corporate overhead costs, in each case based on the UTC forecasts provided by UTC’s management, and, with Raytheon’s management’s consent, treating stock-based compensation as a cash expense, and also taking into account supplemental information and data provided by Raytheon’s management and adjustments to the forecasts and other information and data relating to the UTC aerospace businesses provided to, discussed with, and approved for such use by Citigroup by the management of Raytheon.

•	Citigroup performed a discounted cash flow analysis for Collins Aerospace, a UTC aerospace business, by calculating (1) the estimated present value of the unlevered, after-tax free cash flows that Collins Aerospace (excluding the impact of certain contractual obligations of Rockwell Collins and Goodrich) was forecasted to generate during the last nine-month period of calendar year 2019 through calendar year 2023 and (2) the estimated present value of the after-tax cash flows of certain contractual obligations of Rockwell Collins and Goodrich during the last nine-month period of calendar year 2019 through calendar year 2034. Citigroup calculated a range of terminal values for Collins Aerospace (excluding the cash flows related to certain contractual obligations of Rockwell Collins and Goodrich) by applying perpetuity growth rates ranging from 2.5% to 3.5%, which range was selected based on Citigroup’s professional judgment and experience, and assumed there was no terminal value for the cash flows related to certain contractual obligations of Rockwell Collins and Goodrich, as directed by Raytheon’s management. The unlevered, after-tax free cash flows and the range of terminal values were then discounted to present values as of March 31, 2019, using discount rates of 7.6% to 8.8%, which Citigroup derived based on estimates of Collins Aerospace’s weighted average cost of capital.
•	Citigroup performed a discounted cash flow analysis for P&W, by calculating the estimated present value of the unlevered, after-tax free cash flows that P&W was forecasted to generate during the last nine-month period of calendar year 2019 (1) through calendar year 2027, in the case of the P&W military and Canada business, which calculation was based in part on the P&W military and Canada supplemental information (where applicable) and (2) through calendar year 2064, in the case of the P&W commercial business, which calculation was based in part on the P&W existing large commercial program supplemental information (where applicable). Citigroup calculated a range of terminal values for P&W (other than with respect to P&W commercial, as directed by Raytheon management) by applying perpetuity growth rates ranging from 1.75% to 2.75%, which range was selected based on Citigroup's professional judgment and experience. The unlevered, after-tax free cash flows and the ranges of terminal values, if applicable, with respect to both the P&W military and Canada business and the P&W commercial business were then discounted to present values as of March 31, 2019, using discount rates of 8.1% to 9.4%, which Citigroup derived based on estimates of P&W’s weighted average cost of capital.
•	Citigroup performed a discounted cash flow analysis for the unallocated corporate overhead costs of UTC RemainCo by calculating the estimated present value of the negative after-tax cash flows expected to be generated by UTC RemainCo’s unallocated corporate overhead costs during the last nine-month period of calendar year 2019 through calendar year 2023. Citigroup calculated a range of terminal values for UTC RemainCo’s unallocated corporate overhead costs of UTC RemainCo by applying a perpetuity growth rate of 2.0%, which was selected based on Citigroup’s professional judgment and experience. The negative after-tax free cash flows and the range of terminal values were then discounted to present values as of March 31, 2019, using discount rates of 7.9% to 9.1%, which range was calculated based on an average of the discount rates applied to Collins Aerospace and P&W, as directed by Raytheon’s management.

The aggregate calculations described above implied an equity value reference range for UTC RemainCo of $71.7 billion to $116.2 billion, which is calculated after taking into account the FV Adjustments of UTC RemainCo as of March 31, 2019, as provided by UTC’s management (as supplemented by information provided by Raytheon’s management).

Utilizing the selected adjusted equity value reference range derived for Raytheon and the selected equity value reference range derived for UTC RemainCo, in each case as described above, Citigroup calculated the following implied exchange ratio reference range, as compared to the exchange ratio provided for in the merger agreement:

Implied Exchange Ratio Reference Range	Exchange Ratio
1.4558x – 3.4064x	2.3348x

Citigroup noted that the exchange ratio provided for in the merger agreement was within the implied exchange ratio reference range derived from the discounted cash flow analyses of Raytheon and UTC RemainCo.

Other Information

Citigroup also observed certain additional factors that were not considered part of Citigroup’s financial analyses with respect to its opinion but were noted for informational purposes for the Raytheon Board, including the following:

•	Historical Share Price Performance. Citigroup also observed, for informational purposes, historical stock prices of Raytheon common stock during the 52-week period ended June 7, 2019, which indicated during such period an intraday trading range of $144.27 and $214.76 per share.
•	Analyst Targets. Citigroup also observed, for informational purposes, publicly available research analysts’ one-year forward price targets for Raytheon common stock, which indicated an undiscounted range of $175.00 to $265.00 per share, which implied a reference range of $161.50 to $244.75 per share (rounded to the nearest $0.25) when discounted one year to present values at a discount rate of 8.3%, which discount rate was selected based on an analysis of the midpoint cost of equity of Raytheon. Citigroup also reviewed publicly available research analysts’ one-year forward firm value targets of UTC RemainCo, which indicated an undiscounted firm value range of $89.4 billion to $123.8 billion, which implied a firm value reference range of $82.4 billion to $114.2 billion when discounted one year to present values at a discount rate of 8.5%, which discount rate was calculated based on an average of the midpoint discount rates for Collins Aerospace and P&W, which Citigroup derived based on estimates of each businesses’ respective weighted average cost of capital.
•	Pro Forma Discounted Cash Flow Analysis. Citigroup reviewed the illustrative pro forma impact of the merger, the separation, the contributions and the distributions on the implied equity value of Raytheon, after taking into account the potential net cost synergies anticipated by Raytheon’s and UTC’s managements. Citigroup presented a discounted cash flow analysis of the pro forma combined company in which Citigroup aggregated (1) the equity value reference ranges derived in the discounted cash flow analyses of Raytheon and UTC RemainCo (as described above under the subheading “—Discounted Cash Flow Analyses”) and (2) the present value of the projected synergies expected to be generated by the combined company as a result of the transactions, based on estimates provided by Raytheon’s and UTC’s management, which indicated, after adjusting for the pro-rata share of pro forma equity value attributable to holders of Raytheon common stock, that the transactions could have a positive impact on the implied equity value reference range of Raytheon calculated on a standalone basis.

Miscellaneous

Under the terms of Citigroup’s engagement, Raytheon has agreed to pay Citigroup for its financial advisory services in connection with the merger a fee of $68.5 million, $10 million of which became payable upon delivery of Citigroup’s opinion and the remainder of which is contingent upon completion of the merger. Raytheon also has agreed to reimburse Citigroup for reasonable expenses incurred by Citigroup in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Citigroup and related persons against liabilities arising out of its engagement.

As the Raytheon Board was aware, Citigroup and its affiliates in the past have provided, currently provide, and in the future may provide, services to Raytheon and UTC (including, in the future, UTC RemainCo), for which services Citigroup and its affiliates have received, expect to receive and would expect to receive compensation, including, without limitation, during the two-year period prior to the date hereof, (1) having acted for UTC in March 2019 as joint lead arranger and joint bookrunner on a $2.0 billion revolving credit facility and $4.0 billion term credit facility and (2) having acted as lender to each of Raytheon and UTC. In the ordinary course of Citigroup’s business, Citigroup and its affiliates may actively trade or hold the securities of Raytheon and UTC (including, in the future, UTC RemainCo) for Citigroup’s own account or for the account of Citigroup’s customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citigroup and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Raytheon, UTC (including, in the future, UTC RemainCo) and their respective affiliates. In the two-year period ended May 31, 2019, Citigroup and its affiliates derived no revenues from Raytheon and its affiliates, and derived aggregate revenues of approximately $0.3 million from UTC and certain of its affiliates, for investment banking services unrelated to the transactions.

Raytheon selected Citigroup to provide certain financial advisory services in connection with the merger based on Citigroup’s reputation, experience and familiarity with Raytheon, UTC RemainCo and their respective businesses. Citigroup is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Opinion of RBC Capital Markets, LLC

Raytheon also engaged RBC Capital Markets to provide certain financial advisory services to the Raytheon Board in connection with the merger. As part of this engagement, the Raytheon Board requested that RBC Capital Markets evaluate the fairness, from a financial point of view, to holders of Raytheon common stock of the exchange ratio provided for pursuant to the merger agreement. At a June 8, 2019 meeting of the Raytheon Board held to evaluate the merger, RBC Capital Markets rendered an oral opinion, confirmed by delivery of a written opinion dated June 8, 2019, to the Raytheon Board to the effect that, as of that date and based on and subject to the procedures followed, assumptions made, factors considered and qualifications and limitations described in the opinion, the exchange ratio provided for pursuant to the merger agreement was fair, from a financial point of view, to holders of Raytheon common stock. The full text of RBC Capital Markets’ written opinion, dated June 8, 2019, is attached as Annex F to this joint proxy statement/prospectus and is incorporated herein by reference. The written opinion sets forth, among other things, the procedures followed, assumptions made, factors considered and qualifications and limitations on the review undertaken by RBC Capital Markets in connection with its opinion. The following summary of RBC Capital Markets’ opinion is qualified in its entirety by reference to the full text of the opinion. RBC Capital Markets delivered its opinion to the Raytheon Board for the benefit, information and assistance of the Raytheon Board (in its capacity as such) in connection with its evaluation of the merger. RBC Capital Markets’ opinion addressed only the fairness, from a financial point of view and as of the date of such opinion, of the exchange ratio (to the extent expressly specified in such opinion) and did not address any other aspect of the merger. RBC Capital Markets’ opinion also did not address the underlying business decision of Raytheon to engage in the merger or the relative merits of the merger compared to any alternative business strategy or transaction that may be available to Raytheon or in which Raytheon might engage. RBC Capital Markets did not express any opinion and does not make any recommendation to any securityholder as to how such securityholder should vote or act with respect to the merger or any proposal to be voted upon in connection with the merger or otherwise.

For purposes of rendering its opinion, RBC Capital Markets undertook such review, inquiries and analyses as it deemed necessary or appropriate under the circumstances and, among other things:

•	reviewed the financial terms of an execution version, provided to RBC Capital Markets on June 7, 2019, of the merger agreement;
•	reviewed certain publicly available financial and other information, and certain historical operating data, relating to Raytheon made available to RBC Capital Markets from published sources and internal records of Raytheon;

•	reviewed certain publicly available financial and other information, and certain historical operating data, relating to the UTC aerospace businesses made available to RBC Capital Markets from published sources and internal records of UTC;
•	reviewed certain financial projections and other estimates and data relating to Raytheon prepared by the management of Raytheon, including estimates regarding certain governmental pension reimbursements and contributions, and reviewed certain financial projections and other estimates and data relating to the UTC aerospace businesses prepared by the management of UTC, which projections and other estimates and data RBC Capital Markets was directed to utilize for purposes of its analyses and opinion;
•	conducted discussions with members of the senior managements of Raytheon and UTC with respect to the respective businesses, prospects and financial outlook of Raytheon and the UTC aerospace businesses;
•	reviewed the reported prices and trading activity for Raytheon common stock;
•	compared certain financial metrics of Raytheon and the UTC aerospace businesses with those of selected publicly traded companies in lines of businesses that RBC Capital Markets considered generally relevant in evaluating Raytheon and the UTC aerospace businesses;
•	reviewed the relative financial contributions of Raytheon and the UTC aerospace businesses to certain financial metrics of the pro forma combined company; and
•	considered other information and performed other studies and analyses as RBC Capital Markets deemed appropriate.

In rendering its opinion, RBC Capital Markets assumed and relied upon the accuracy and completeness of all information that was reviewed by RBC Capital Markets, including all financial, legal, tax, accounting, operating and other information provided to or discussed with RBC Capital Markets by or on behalf of Raytheon or UTC (including, without limitation, financial statements and related notes), and upon the assurances of the respective managements and other representatives of Raytheon and UTC, as the case may be, that they were not aware of any relevant information that was omitted or that remained undisclosed to RBC Capital Markets. RBC Capital Markets did not assume responsibility for independently verifying and it did not independently verify such information. RBC Capital Markets also assumed that the financial projections and other estimates and data (including, without limitation, as to governmental pension reimbursements and contributions) that RBC Capital Markets was directed to utilize in its analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managements of Raytheon and UTC, as the case may be, as to the future financial performance of, and were a reasonable basis upon which to evaluate, Raytheon, the UTC aerospace businesses and the other matters covered thereby. RBC Capital Markets was advised that there were no audited financial statements relating to the UTC aerospace businesses on a standalone basis and RBC Capital Markets assumed that any such audited financial statements and additional financial information on a standalone basis if made available would not reflect any information that would be meaningful in any respect to its analyses or opinion. RBC Capital Markets expressed no opinion as to any such financial projections or other estimates and data, including the assumptions upon which they were based.

RBC Capital Markets relied upon the assessments of the managements of Raytheon and UTC as to, among other things, (1) the acquisition by UTC of Rockwell Collins, including with respect to integration and the realization of expected synergies from such acquisition, (2) the potential impact on Raytheon and the UTC aerospace businesses of market, competitive, and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the defense and aerospace industries and the sectors of such industries and geographic regions in which Raytheon and the UTC aerospace businesses operate, (3) existing and future products, technology and intellectual property of Raytheon and the UTC aerospace businesses, including with respect to the validity and duration of patents or other intellectual property and the development and production of, and use and demand for, such products, technology and intellectual property, (4) existing and future agreements and arrangements with, and the ability to attract, retain and/or replace, key customers, suppliers, contractors and subcontractors and other commercial relationships of Raytheon and the UTC aerospace businesses, and (5) the ability to integrate the operations of Raytheon and the

UTC aerospace businesses. RBC Capital Markets assumed that there would be no developments with respect to any of the foregoing that would have an adverse effect on Raytheon, UTC RemainCo (including the UTC aerospace businesses), the merger or related transactions or that otherwise would be meaningful in any respect to its analyses or opinion.

RBC Capital Markets evaluated UTC RemainCo (including the UTC aerospace businesses) and the merger for purposes of its analyses and opinion after giving effect to certain related transactions. In connection with its opinion, RBC Capital Markets did not assume any responsibility to perform, and it did not perform, an independent valuation or appraisal of any of the assets or liabilities (contingent, off-balance sheet, accrued, derivative or otherwise) of or relating to Raytheon, UTC RemainCo (including the UTC aerospace businesses) or any other entity or business and RBC Capital Markets was not furnished with any such valuations or appraisals. RBC Capital Markets did not assume any obligation to conduct, and it did not conduct, any physical inspection of the properties or facilities of Raytheon, UTC RemainCo (including the UTC aerospace businesses) or any other entity or business. RBC Capital Markets was not requested to make, and did not make, an independent evaluation of, and expressed no opinion or view as to, any pending or potential litigation, claims or governmental, regulatory or other proceedings or investigations or possible unasserted claims or other contingent liabilities affecting Raytheon, UTC RemainCo (including the UTC aerospace businesses) or any other entity or business. RBC Capital Markets did not evaluate the solvency or fair value of Raytheon, UTC RemainCo (including the UTC aerospace businesses) or any other entity or business under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.

RBC Capital Markets assumed that the merger and related transactions would be consummated in accordance with the terms of the merger agreement and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the merger and related transactions, no delay, limitation, restriction or condition would be imposed or occur, including any divestiture or other requirements, that would have a material adverse effect on Raytheon, UTC RemainCo (including the UTC aerospace businesses), the merger or related transactions or that otherwise would be meaningful in any respect to its analyses or opinion. RBC Capital Markets also assumed that the merger and related transactions would qualify for the intended tax treatment contemplated by the merger agreement. RBC Capital Markets further assumed that UTC RemainCo would retain or acquire all assets, properties and rights necessary for the operations of the UTC aerospace businesses, that neither UTC RemainCo (including the UTC aerospace businesses) nor Raytheon would directly or indirectly assume or incur any material liabilities that were contemplated to be excluded as a result of the merger, related transactions or otherwise and that appropriate reserves, indemnification arrangements or other provisions were or would be made with respect to liabilities of or relating to the UTC aerospace businesses, Carrier SpinCo and Otis SpinCo. In addition, RBC Capital Markets assumed that the final executed merger agreement would not differ, in any respect meaningful to its analyses or opinion, from the execution version that RBC Capital Markets reviewed.

RBC Capital Markets’ opinion speaks only as of the date of the opinion, was based on conditions as they existed and information supplied or reviewed as of the date of the opinion, and was without regard to any market, economic, financial, legal, regulatory or other circumstances or event of any kind or nature which may exist or occur after such date. RBC Capital Markets did not undertake and has no obligation to reaffirm, revise or update its opinion or otherwise comment upon events occurring after the date of its opinion with respect to its opinion. RBC Capital Markets’ opinion related to the relative values of Raytheon and UTC RemainCo (including the UTC aerospace businesses). RBC Capital Markets did not express any opinion as to the actual value of UTC common stock when issued in connection with the merger or the price or range of prices at which Raytheon common stock, UTC common stock or any other securities of Raytheon or UTC (including UTC RemainCo) may trade or otherwise be transferable at any time, including following announcement or consummation of the merger and related transactions. As the Raytheon Board was aware, the credit, financial and stock markets, and the industries in which Raytheon and the UTC aerospace businesses operate, have experienced and continue to experience volatility and RBC Capital Markets expressed no opinion or view as to any potential effects of such volatility on Raytheon or UTC (or their respective businesses), the merger or related transactions.

RBC Capital Markets’ opinion addressed the fairness, from a financial point of view and as of the date of the opinion, of the exchange ratio (to the extent expressly specified in the opinion), without regard to individual circumstances of specific holders that may distinguish such holders or the securities of Raytheon held by such holders. RBC Capital Markets’ opinion did not in any way address any related transactions or any other terms, conditions, implications or other aspects of the merger or the merger agreement, including, without limitation, the form or structure of the merger, or any governance or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the merger, related transactions or otherwise. RBC Capital Markets did not express any opinion or view with respect to, and RBC Capital Markets relied upon the assessments of Raytheon and Raytheon’s representatives regarding, legal, regulatory, tax, accounting and similar matters, including, without limitation, tax or other consequences resulting from the merger, related transactions or otherwise or changes in, or the impact of, accounting standards or tax or other laws, regulations and governmental and legislative policies affecting Raytheon, UTC RemainCo (including the UTC aerospace businesses), the merger or related transactions, as to which RBC Capital Markets understood that Raytheon obtained such advice as Raytheon deemed necessary from qualified professionals. Further, in rendering its opinion, RBC Capital Markets did not express any view on, and its opinion did not address, the fairness of the amount or nature of the compensation (if any) or other consideration to any officers, directors or employees of any party, or class of such persons, relative to the exchange ratio or otherwise. In connection with its engagement, RBC Capital Markets was not requested to, and it did not, participate in the negotiation or structuring of the merger or related transactions, nor was RBC Capital Markets requested to, and RBC Capital Markets did not, undertake a third-party solicitation process on Raytheon’s behalf with respect to a strategic transaction involving Raytheon. The issuance of RBC Capital Markets’ opinion was approved by RBC Capital Markets’ fairness opinion committee.

In preparing its opinion to the Raytheon Board, RBC Capital Markets performed various financial and comparative analyses, including those described below. The summary below of RBC Capital Markets’ material financial analyses provided to the Raytheon Board in connection with RBC Capital Markets’ opinion is not a comprehensive description of all analyses undertaken or factors considered by RBC Capital Markets in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. RBC Capital Markets believes that the analyses and factors summarized below must be considered as a whole and in context.

In arriving at its opinion, RBC Capital Markets employed several analytical methodologies and no one method of analysis should be regarded as critical to the overall conclusion reached by RBC Capital Markets. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusion reached by RBC Capital Markets was based on all analyses and factors presented, taken as a whole, and also on application of RBC Capital Markets’ experience and judgment. Such conclusion may have involved significant elements of subjective judgment and qualitative analysis and no opinion was given as to the value or merit standing alone of any one or more portions of such analyses or factors.

In performing its analyses, RBC Capital Markets considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Raytheon and UTC. The estimates of the future performance of Raytheon and UTC in or underlying RBC Capital Markets’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by RBC Capital Markets’ analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company or business might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the implied reference ranges resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as RBC Capital Markets’ view of the actual value of Raytheon or UTC.

The exchange ratio was determined through negotiations between Raytheon and UTC and the decision of Raytheon to enter into the merger agreement was solely that of the Raytheon Board. RBC Capital Markets’ opinion and analyses were only one of many factors considered by the Raytheon Board in its evaluation of the merger and should not be viewed as determinative of the views of the Raytheon Board, Raytheon’s management or any other party with respect to the merger or the exchange ratio provided for pursuant to the merger agreement.

Financial Analyses

The summary of the financial analyses described below under this heading “—Financial Analyses” is a summary of the material financial analyses provided by RBC Capital Markets to the Raytheon Board in connection with RBC Capital Markets’ opinion, dated June 8, 2019. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by RBC Capital Markets, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Selecting portions of RBC Capital Markets’ financial analyses or factors considered or focusing on the data set forth in the tables below without considering all analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of RBC Capital Markets’ financial analyses. Future results may differ from those described and such differences may be material. The order in which the financial analyses summarized below appear does not necessarily reflect the relative importance or weight given to such analyses. For purposes of RBC Capital Markets’ analyses, unless otherwise indicated below, the term “EBIT” refers to earnings before interest and taxes, and the term “EBITDA” refers to earnings before interest, taxes, depreciation and amortization, including, in the case of Raytheon, certain governmental pension reimbursements, referred to as CAS reimbursements and, in the case of the UTC aerospace businesses, after taking into account UTC’s acquisition of Rockwell Collins and related synergies expected to be realized by UTC management. Financial data utilized for Raytheon in the financial analyses described below was based on financial projections and other estimates and data relating to Raytheon, including estimates as to CAS reimbursements, prepared by Raytheon management that RBC Capital Markets was directed to utilize in such financial analyses, and financial data utilized for the UTC aerospace businesses in such financial analyses was based on financial projections and other estimates and data relating to the UTC aerospace businesses prepared by UTC management that RBC Capital Markets was directed by Raytheon to utilize in its financial analyses.

In calculating implied exchange ratio reference ranges as reflected in the financial analyses described below, RBC Capital Markets divided the low-ends (or high-ends, as the case may be) of the approximate implied per share equity value reference ranges derived for Raytheon from such analyses by the high-ends (or low-ends, as the case may be) of the approximate implied per share equity value reference ranges derived for UTC RemainCo from such analyses in order to calculate the low-ends (or high-ends) of the implied exchange ratio reference ranges.

Selected Public Companies Analyses. RBC Capital Markets performed separate selected public companies analyses of Raytheon and the UTC aerospace businesses in which RBC Capital Markets reviewed and compared financial and operating data relating to Raytheon, the UTC aerospace businesses and the selected publicly traded companies listed below.

Raytheon. RBC Capital Markets reviewed certain financial and stock market information of Raytheon and the following three selected companies that RBC Capital Markets considered generally relevant as publicly traded companies with operations in the defense industry, collectively referred to as the Raytheon selected companies:

•	General Dynamics Corporation
•	Lockheed Martin Corporation
•	Northrop Grumman Corporation

In its selected public companies analysis of Raytheon, RBC Capital Markets reviewed, among other things, enterprise values, calculated as equity values based on closing stock prices on June 7, 2019 plus debt and non-controlling interests and less cash and cash equivalents, as a multiple of calendar year 2019 and calendar year 2020 estimated EBITDA. Financial data of the Raytheon selected companies was based on publicly available research analysts’ estimates and other publicly available information. Financial data of Raytheon was based on financial projections and other estimates of Raytheon management.

The overall low to high calendar year 2019 and calendar year 2020 estimated EBITDA multiples observed for the Raytheon selected companies were 11.9x to 14.4x (with a mean of 12.8x and a median of 12.2x) and 10.8x to 13.1x (with a mean of 11.7x and a median of 11.1x), respectively. RBC Capital Markets then applied selected ranges of calendar year 2019 and calendar year 2020 estimated EBITDA multiples derived from the

Raytheon selected companies of 11.5x to 14.5x and 10.5x to 13.0x, respectively, to corresponding data of Raytheon. This analysis indicated approximate implied per share equity value reference ranges for Raytheon based on calendar year 2019 and calendar year 2020 estimated EBITDA of $211.33 to $269.66 and $207.48 to $259.80, respectively.

UTC Aerospace Businesses. RBC Capital Markets performed a selected public companies analysis in which RBC Capital Markets reviewed certain financial information of the UTC aerospace businesses and certain financial and stock market information of the following eight selected companies that RBC Capital Markets considered generally relevant as publicly traded companies with operations primarily in the aerospace and defense industries, collectively referred to as the UTC RemainCo selected companies:

•	Curtiss-Wright Corporation
•	Meggitt PLC
•	Moog Inc.
•	Rolls Royce Holdings plc
•	Safran S.A.
•	Thales S.A.
•	TransDigm Group Incorporated
•	Woodward, Inc.

In its selected public companies analysis of the UTC aerospace businesses, RBC Capital Markets reviewed, among other things, enterprise values, calculated as equity values based on closing stock prices on June 7, 2019 plus debt and non-controlling interests and less cash and cash equivalents, as a multiple of calendar year 2019 and calendar year 2020 estimated EBITDA. Financial data of the UTC RemainCo selected companies was based on publicly available research analysts’ estimates and other publicly available information. Financial data of the UTC aerospace businesses was based on financial projections and other estimates of UTC management.

The overall low to high calendar year 2019 and calendar year 2020 estimated EBITDA multiples observed for the UTC RemainCo selected companies were 10.1x to 16.7x (with a mean of 12.7x and a median of 11.6x) and 8.9x to 15.1x (with a mean of 11.4x and a median of 10.6x), respectively. RBC Capital Markets then applied selected ranges of calendar year 2019 and calendar year 2020 estimated EBITDA multiples derived from the UTC RemainCo selected companies of 10.0x to 15.0x and 9.0x to 13.5x, respectively, to corresponding data of the UTC aerospace businesses. This analysis indicated approximate implied per share equity value reference ranges for UTC RemainCo based on calendar year 2019 and calendar year 2020 estimated EBITDA of $62.12 to $110.02 and $61.71 to $109.40, respectively.

Utilizing the approximate implied per share equity value reference ranges derived for Raytheon and UTC RemainCo described above, RBC Capital Markets calculated the following approximate implied exchange ratio reference ranges, as compared to the exchange ratio provided for pursuant to the merger agreement:

Approximate Implied Exchange Ratio Reference Ranges Based on:		Exchange Ratio
CY2019E EBITDA	CY2020E EBITDA
1.9209x – 4.3408x	1.8965x – 4.2100x	2.3348x

No company or business used in these analyses is identical to Raytheon or the UTC aerospace businesses. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies or businesses to which Raytheon or the UTC aerospace businesses were compared.

Discounted Cash Flow Analyses. RBC Capital Markets performed separate discounted cash flow analyses of Raytheon (on a consolidated basis) and the UTC aerospace businesses (on a sum-of-the-parts basis).

Raytheon. RBC Capital Markets performed a discounted cash flow analysis of Raytheon, excluding the impact of CAS reimbursements, by calculating the estimated present values of the standalone unlevered, after-tax free cash flows that Raytheon was forecasted to generate during the last three quarters of the fiscal year ending

December 31, 2019 through the full fiscal year ending December 31, 2023 based on financial projections and other estimates of Raytheon management. For purposes of this analysis, stock-based compensation was treated as a cash expense and Raytheon’s effective tax rate of 17.5% was utilized throughout the forecast period. RBC Capital Markets calculated terminal values for Raytheon by applying to Raytheon’s terminal year estimated unlevered, after-tax free cash flows a selected range of perpetuity growth rates of 2.0% to 3.0%. The unlevered, after-tax free cash flows and terminal values were then discounted to present value (as of March 31, 2019) using a selected range of discount rates of 7.0% to 8.0% derived from a weighted average cost of capital calculation. The present value (as of March 31, 2019 and using a discount rate of 2.77% derived from Raytheon's estimated after-tax cost of debt) of estimated after-tax cash flows expected by the management of Raytheon to result from CAS reimbursements, net of pension cash contributions expected by such management, during the last three quarters of the fiscal year ending December 31, 2019 through the full fiscal year ending December 31, 2029 was then taken into account. This analysis indicated an approximate implied per share equity value reference range for Raytheon of $210.77 to $301.37.

UTC Aerospace Businesses. RBC Capital Markets performed a discounted cash flow analysis of the UTC aerospace businesses on a sum-of-the-parts basis to derive an approximate overall implied per share equity value reference range for UTC RemainCo based on approximate implied enterprise values for (1) Pratt & Whitney’s commercial engines business, referred to as the P&W commercial engines business, (2) Pratt & Whitney Canada and Pratt & Whitney’s military business, collectively referred to as the P&W military and Canada business, and together with the P&W commercial engines business, referred to as the P&W business, (3) UTC RemainCo’s Collins Aerospace business, referred to as the Collins Aerospace business, and (4) corporate costs and eliminations related to the UTC aerospace businesses, referred to as corporate costs and eliminations, in each case utilizing financial projections and other estimates of UTC management. For purposes of these analyses, stock-based compensation was treated as a cash expense, as applicable.

In evaluating the P&W business, RBC Capital Markets calculated the estimated present values of the unlevered, after-tax free cash flows forecasted by UTC management to be generated by the P&W commercial engines business during the last three quarters of the fiscal year ending December 31, 2019 through the full fiscal year ending December 31, 2064 (with working capital information continuing through the full fiscal year ending December 31, 2065) and to be generated by the P&W military and Canada business during the last three quarters of the fiscal year ending December 31, 2019 through the full fiscal year ending December 31, 2027. RBC Capital Markets calculated terminal values (other than with respect to the P&W commercial engines business, as financial projections and other estimates of UTC management included estimates of the cash flows of the P&W commercial engines business's currently existing large commercial engine programs through the life of such programs) by applying to the terminal year estimated unlevered, after-tax free cash flows of such business a selected range of perpetuity growth rates of 2.5% to 3.5%. The unlevered, after-tax free cash flows and terminal values, if applicable, were then discounted to present value (as of March 31, 2019) using a selected range of discount rates of 8.0% to 9.0% derived from a weighted average cost of capital calculation.

In evaluating the Collins Aerospace business, excluding contract losses from certain of UTC’s acquisitions, RBC Capital Markets calculated the estimated present values of the unlevered, after-tax free cash flows forecasted by UTC management to be generated by such business during the last three quarters of the fiscal year ending December 31, 2019 through the full fiscal year ending December 31, 2023. RBC Capital Markets calculated terminal values for the Collins Aerospace business by applying to the terminal year estimated unlevered, after-tax free cash flows of such business a selected range of perpetuity growth rates of 2.5% to 3.5%. The unlevered, after-tax free cash flows and terminal values were then discounted to present value (as of March 31, 2019) using a selected range of discount rates of 8.0% to 9.0% derived from a weighted average cost of capital calculation. The implied value of estimated contract losses expected by the management of UTC to result from UTC’s acquisition of Rockwell Collins and Goodrich during the last three quarters of the fiscal year ending December 31, 2019 through the full fiscal year ending December 31, 2034 was then taken into account.

In evaluating corporate costs and eliminations, RBC Capital Markets calculated the estimated present values of the unlevered, after-tax free cash flows forecasted by UTC management to be associated with such corporate costs and eliminations during the last three quarters of the fiscal year ending December 31, 2019 through the full fiscal year ending December 31, 2023. RBC Capital Markets calculated terminal values for such corporate costs and eliminations by applying to the terminal year estimated unlevered, after-tax free cash flows associated with such corporate costs and eliminations a selected range of perpetuity growth rates of 2.5% to 3.5%. The unlevered, after-tax free cash flows and terminal values were then discounted to present value (as of March 31, 2019) using a selected range of discount rates of 8.0% to 9.0% derived from a weighted average cost of capital calculation.

The analyses described above for the UTC aerospace businesses on a sum-of-the-parts basis, based on selected ranges of perpetuity growth rates and discount rates as described above, indicated an approximate overall implied per share equity value reference range for UTC RemainCo of $83.86 to $125.10.

Utilizing the approximate overall implied per share equity value reference ranges derived for Raytheon and UTC RemainCo described above, RBC Capital Markets calculated the following approximate implied exchange ratio reference range, as compared to the exchange ratio provided for pursuant to the merger agreement:

Approximate Implied Exchange Ratio Reference Range	Exchange Ratio
1.6848x – 3.5940x	2.3348x

Certain Additional Information

RBC Capital Markets observed certain factors that were not considered part of RBC Capital Markets’ financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

Relative Contributions. RBC Capital Markets reviewed the relative contributions of Raytheon and the UTC aerospace businesses to the combined company’s calendar year 2019, calendar year 2020 and calendar year 2021 estimated net sales, estimated EBIT and estimated EBITDA, in each case, with respect to Raytheon, excluding the impact of CAS reimbursements. Financial data of Raytheon was based on financial projections and other estimates of Raytheon management, and financial data of the UTC aerospace businesses was based on financial projections and other estimates of UTC management. This review indicated overall relative contributions by Raytheon to the combined company’s calendar year 2019, calendar year 2020 and calendar year 2021 estimated net sales, estimated EBIT and estimated EBITDA of approximately 38.1% to 46.0%, which implied an overall approximate exchange ratio reference range of 1.9084x to 2.6332x.

Other. RBC Capital Markets also observed the following:

•	the historical trading performance of Raytheon common stock during the 52-week period ended June 7, 2019, which indicated low and high intraday prices for Raytheon common stock during such 52-week period of approximately $144.27 and $214.76 per share; and
•	publicly available research analysts’ forward stock price targets for Raytheon common stock, discounted to present value, which indicated a target stock price range for Raytheon common stock of $160.70 to $243.35 per share.

Miscellaneous

Raytheon has agreed to pay RBC Capital Markets a fee of $7 million, which was payable upon delivery of RBC Capital Markets’ opinion. Raytheon also has agreed to reimburse RBC Capital Markets for expenses incurred in connection with RBC Capital Markets’ services and to indemnify RBC Capital Markets and related persons against certain liabilities, including liabilities under federal securities laws, arising out of RBC Capital Markets’ engagement.

As the Raytheon Board was aware, RBC Capital Markets and certain of its affiliates in the past provided, currently are providing and in the future may provide investment banking, commercial banking, and financial advisory services to UTC and/or certain of its affiliates unrelated to the merger, for which services RBC Capital Markets and its affiliates received and expect to receive customary compensation, including, during the two-year period prior to the date of RBC Capital Markets’ opinion, having acted or acting as (1) senior co-manager for certain debt offerings of UTC and (2) lender under certain credit facilities of UTC. During the period from November 1, 2017 to May 28, 2019, RBC Capital Markets and such affiliates received aggregate fees for such investment banking and commercial banking services described above of approximately $2 million from UTC. Although during the period from November 1, 2017 to May 28, 2019, RBC Capital Markets and its affiliates did not provide investment banking, commercial banking or financial advisory services to Raytheon for which services RBC Capital Markets and its affiliates received compensation, RBC Capital Markets and its affiliates currently are providing certain services to Raytheon and/or its affiliates unrelated to the merger and in the future may provide services to Raytheon and/or its affiliates, for which services RBC Capital Markets and its affiliates would expect to receive compensation.

RBC Capital Markets, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, RBC Capital Markets and/or certain of its affiliates may act as a market maker and broker in the publicly traded securities of Raytheon, UTC (including UTC RemainCo) and/or other entities involved in the merger or related transactions or their respective affiliates and receive customary compensation in connection therewith, and may also actively trade securities of Raytheon, UTC (including UTC RemainCo) and/or other entities involved in the merger or related transactions or their respective affiliates for RBC Capital Markets’ or its affiliates’ account or for the account of customers and, accordingly, RBC Capital Markets and its affiliates may hold a long or short position in such securities.

RBC Capital Markets is an internationally recognized investment banking firm which is regularly engaged in providing financial advisory services in connection with mergers and acquisitions. Raytheon selected RBC Capital Markets as Raytheon’s financial advisor in connection with the merger on the basis of RBC Capital Markets’ experience in similar transactions, reputation in the investment community and familiarity with Raytheon and its business.

Certain Unaudited Prospective Financial Information

Certain UTC Unaudited Prospective Financial Information

UTC does not, as a matter of course, make long-term projections as to future performance available to the public other than generally providing, on a quarterly basis, estimated ranges of certain expected financial results and operational metrics for the current or impending fiscal year in its regular earnings press releases and other investor materials. UTC avoids making public projections for extended periods due to, among other things, the unpredictability of the underlying assumptions and estimates.

In connection with a possible transaction, certain non-public, unaudited prospective financial information regarding the UTC aerospace businesses’ anticipated results of operations was provided by UTC management to the UTC Board, Raytheon and UTC’s and Raytheon’s respective financial advisors. This unaudited prospective financial information consists of (1) consolidated financial forecasts of the UTC aerospace businesses for fiscal years 2019 through 2023, referred to as the UTC RemainCo forecasts, which was comprised of information relating to the UTC aerospace businesses and unallocated corporate overhead costs, and (2) (A) selected sub-segment-level supplemental information relating to P&W’s military and Canada businesses for fiscal years 2023 through 2027, referred to as the P&W military and Canada supplemental information, and (B) selected supplemental information relating to the remaining lives of P&W’s currently existing large commercial engine programs, assuming no new program investment or revenue, for fiscal years 2023 through 2064 (with working capital information continuing through 2065), referred to as the P&W existing large commercial program supplemental information, and, together with the UTC RemainCo forecasts and the P&W military and Canada supplemental information, the UTC forecasts. The UTC forecasts were provided by UTC management to the UTC Board and Raytheon in connection with their evaluation of the merger and also were provided to UTC’s financial advisors, Morgan Stanley and Evercore, and by Raytheon management to Raytheon’s financial advisors, Citigroup and RBC Capital Markets, in connection with their respective analyses and opinions described in the sections “—Opinions of UTC’s Financial Advisors” and “—Opinions of Raytheon’s Financial Advisors,” respectively.

The UTC forecasts were prepared by UTC management and are based on numerous estimates and assumptions, including assumptions regarding general market-level forecasts driven by market growth-rate projections, as well as anticipated portfolio margins and discretionary spending, and also assume no new restructuring activities, acquisitions, divestitures or new large commercial engine program investments or revenues, and that appropriate steps to reduce stranded costs would be taken in a scenario in which UTC RemainCo emerged as a stand-alone public company. The UTC forecasts were based on information and market factors known to UTC management as of May 22, 2019. The UTC forecasts reflect the UTC aerospace businesses on a standalone basis, without giving effect to the merger, the impact of negotiating or executing the merger, the expenses that have been or may be incurred in connection with consummating the merger, or the potential synergies (including the projected synergies described below) that may be achieved by the combined company as a result of the merger.

The UTC RemainCo forecasts resulted from UTC’s 2018 annual strategic and financial planning process and the business case associated with the acquisition of Rockwell Collins, updated in May 2019 to reflect 2019 financial planning and updated projections for Rockwell Collins synergies as of May 22, 2019. The P&W military and Canada supplemental information and the P&W existing large commercial program supplemental information were prepared by UTC management at the request of Raytheon in order to present certain additional due diligence information regarding the P&W engine businesses, including with respect to the existing engine programs of UTC’s P&W large commercial business, in light of a number of factors that differentiate these businesses and programs from other products and services of UTC’s other businesses. These factors include the significant upfront costs and anticipated long-term after-market revenues associated with such programs. The P&W existing large commercial program supplemental information does not take into account or give effect to potential future engine programs of the P&W engine business, including any investment or revenues from any new engine programs, and does not account for the costs or benefits of restructuring or other structural cost reduction initiatives that have not previously been approved. The P&W military and Canada supplemental information and P&W existing large commercial program supplemental information do not reflect actual allocations of central P&W costs and were not prepared as part of UTC’s annual strategic and financial planning process. In addition, the P&W existing large commercial program supplemental information extends many years into the future, and such information, by its nature, becomes less predictive and subject to greater uncertainty with each successive year during the period covered.

The forecasted financial information contained in this section entitled “—Certain UTC Unaudited Prospective Financial Information” was not prepared for public disclosure. The inclusion of this information in this joint proxy statement/prospectus does not constitute an admission or representation by UTC or Raytheon that the information is material. You should note that this forecasted financial information constitutes forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

The summary of the UTC forecasts is included in this joint proxy statement/prospectus to give UTC shareowners and Raytheon stockholders access to non-public information that was provided to the UTC Board, Raytheon and UTC’s and Raytheon’s respective financial advisors (in each case, as and to the extent described in this section entitled “—Certain UTC Unaudited Prospective Financial Information”) in connection with evaluating the merger and the transactions contemplated thereby.

UTC uses certain financial measures in the UTC forecasts that are not in accordance with GAAP as supplemental measures to evaluate operational performance. While UTC believes that non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of UTC’s competitors and may not be directly comparable to similarly titled measures of UTC’s competitors. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Financial measures included in forecasts (including the UTC forecasts) provided to a board of directors or financial advisor in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore the UTC forecasts are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the UTC Board, Raytheon, or UTC’s or Raytheon’s respective financial advisors in connection with the merger. Accordingly, no reconciliation of the financial measures included in the UTC forecasts is provided in this joint proxy statement/prospectus.

The following is a summary of the UTC RemainCo forecasts (amounts may reflect rounding):

	Fiscal Year (in millions, and all amounts in USD)
	2019E	2020E	2021E	2022E	2023E
Sales	44,854	47,665	50,792	52,995	55,509
EBITDA(1)	8,285	9,166	10,090	10,567	11,176
EBIT(2)	5,461	6,316	7,143	7,505	8,037
(1)	EBITDA represents earnings before interest expense, income taxes, depreciation and amortization, excluding restructuring costs and other significant items of a non-recurring and/or non-operational nature, and is a non-GAAP financial measure.
(2)	EBIT represents earnings before interest expense and income taxes from continuing operations (a GAAP measure), excluding restructuring costs and other significant items of a non-recurring and/or non-operational nature, and is a non-GAAP financial measure.

The following is a summary of the P&W military and Canada supplemental information (amounts may reflect rounding):

	Fiscal Year (in millions, and all amounts in USD)
	2023E	2024E	2025E	2026E	2027E
Sales	11,378	11,908	12,571	13,051	13,220
EBITDA(1)	1,990	2,060	2,231	2,325	2,389
EBIT(2)	1,700	1,775	1,936	2,051	2,123
(1)	EBITDA represents earnings before interest expense, income taxes, depreciation and amortization, excluding restructuring costs and other significant items of a non-recurring and/or non-operational nature, and is a non-GAAP financial measure.
(2)	EBIT represents earnings before interest expense and income taxes from continuing operations (a GAAP measure), excluding restructuring costs and other significant items of a non-recurring and/or non-operational nature, and is a non-GAAP financial measure.

The following is a summary of the P&W existing large commercial program supplemental information (amounts may reflect rounding):

	Fiscal Year					Fiscal Years, Cumulative
	(in millions, and all amounts in USD)
	2023E	2033E	2043E	2053E	2063E	2023-2064E
Sales	15,852	22,049	22,468	10,059	157	632,166
EBITDA(1)	1,824	4,399	5,905	2,949	46	143,303
EBIT(2)	1,091	3,710	5,775	2,904	46	129,193
(1)	EBITDA represents earnings before interest expense, income taxes, depreciation and amortization, excluding restructuring costs and other significant items of a non-recurring and/or non-operational nature, and is a non-GAAP financial measure.
(2)	EBIT represents earnings before interest expense and income taxes from continuing operations (a GAAP measure), excluding restructuring costs and other significant items of a non-recurring and/or non-operational nature, and is a non-GAAP financial measure.

The following table sets forth the estimated amounts of unlevered free cash flow of UTC RemainCo, as well as its Collins Aerospace and Pratt & Whitney businesses and corporate overhead expenses (which are reflected in the unlevered free cash flow of UTC RemainCo), as calculated by Morgan Stanley based on certain information provided by UTC management for purposes of Morgan Stanley’s financial analyses described in the section entitled “—Opinions of UTC’s Financial Advisors” (amounts may reflect rounding):

	Fiscal Year (in millions, and all amounts in USD)
	2020E	2021E	2022E	2023E
UTC RemainCo Unlevered Free Cash Flow(1)	4,643	5,882	6,235	6,938
Collins Aerospace	3,970	4,757	4,746	5,192
Pratt & Whitney	1,044	1,423	1,804	2,091
Corporate Overhead	(371)	(298)	(315)	(345)

(1)	Unlevered free cash flow represents cash flow from operations prior to after-tax interest expense, less capital expenditures, less non-operational aerospace investing cash flows, and includes certain adjustments made by Morgan Stanley based on its professional judgment and experience relating to pension, stock-based compensation and tax. This definition does not conform to UTC’s publicly defined and reported free cash flow calculation, which takes into account (i.e., subtracts from cash flow from operations) interest expense but does not take into account (i.e., does not subtract from cash flow from operations) non-operational aerospace investing cash flows. Unlevered free cash flow is a non-GAAP financial measure.

The following table sets forth the estimated amounts of unlevered free cash flow of UTC RemainCo, as calculated by Evercore based on certain information provided by UTC management for purposes of Evercore’s financial analyses described in the section entitled “—Opinions of UTC’s Financial Advisors” (amounts may reflect rounding):

	Fiscal Year (in millions, and all amounts in USD)
	2019E	2020E	2021E	2022E	2023E
Unlevered Free Cash Flow(1)	2,933	4,386	5,626	5,981	6,661
(1)	Unlevered free cash flow represents cash flow from operations prior to after-tax interest expense, less capital expenditures, less non-operational aerospace investing cash flows (including the impact of certain debt-like items), and includes certain adjustments made by Evercore for purposes of its analyses, based on its professional judgment and experience, relating to pension and stock-based compensation. This definition does not conform to UTC’s publicly defined and reported free cash flow calculation, which takes into account (i.e., subtracts from cash flow from operations) interest expense but does not take into account (i.e., does not subtract from cash flow from operations) non-operational aerospace investing cash flows. Unlevered free cash flow is a non-GAAP financial measure.

The following table sets forth the estimated amounts of unlevered free cash flow of UTC RemainCo for fiscal years 2019 through 2023, as calculated by Citigroup based on certain information provided by UTC management (and supplemented and approved for such use by Citigroup by Raytheon management) for purposes of Citigroup’s financial analyses described in the section entitled “—Opinions of Raytheon’s Financial Advisors—Opinion of Citigroup Global Markets Inc.”; and Raytheon management also provided the same UTC RemainCo unlevered free cash flow estimated amounts to RBC Capital Markets in connection with RBC Capital Markets’ financial analyses and opinion described in the section entitled “—Opinions of Raytheon’s Financial Advisors—Opinion of RBC Capital Markets, LLC” (amounts may reflect rounding):

	Fiscal Year (in millions, and all amounts in USD)
	2019E	2020E	2021E	2022E	2023E
Unlevered Free Cash Flow(1)	3,181	4,593	5,688	6,048	6,753
(1)	Unlevered free cash flow represents cash flow from operations prior to after-tax interest expense, less capital expenditures, less non-operational aerospace investing cash flows, and includes certain adjustments relating to pension, stock-based compensation and tax. This definition does not conform to UTC’s publicly defined and reported free cash flow calculation, which takes into account (i.e., subtracts from cash flow from operations) interest expense but does not take into account (i.e., does not subtract from cash flow from operations) non-operational aerospace investing cash flows. Unlevered free cash flow is a non-GAAP financial measure.

The foregoing estimated amounts of unlevered free cash flow of UTC RemainCo, as calculated by Morgan Stanley, Evercore and Citigroup, and as provided to RBC Capital Markets, together with the UTC forecasts, are referred to as the UTC prospective financial information.

Certain Raytheon Unaudited Prospective Financial Information

Raytheon does not, as a matter of course, make long-term projections as to future performance available to the public other than generally providing, on a quarterly basis, estimated ranges of certain expected financial results and operational metrics for the current or impending fiscal year in its regular earnings press releases and other investor materials. Raytheon avoids making public projections for extended periods due to, among other things, the unpredictability of the underlying assumptions and estimates.

In connection with a possible transaction with UTC, certain non-public, unaudited prospective financial information regarding Raytheon’s anticipated results of operations for fiscal years 2019 through 2023, referred to as the Raytheon forecasts, and certain additional information regarding Raytheon’s anticipated pension expense recovery and pension contributions, referred to as the Raytheon pension forecasts, which were included in the Raytheon forecasts. The Raytheon forecasts were provided by Raytheon management to the Raytheon Board and

UTC in connection with their evaluation of the merger and also were provided to Raytheon’s financial advisors, Citigroup and RBC Capital Markets, and by UTC management to UTC’s financial advisors, Morgan Stanley and Evercore, in connection with their respective analyses and opinions described in the sections “—Opinions of Raytheon’s Financial Advisors” and “—Opinions of UTC’s Financial Advisors,” respectively.

The Raytheon forecasts were prepared by Raytheon management in connection with Raytheon’s evaluation of the merger and are based on numerous estimates and assumptions, including general market-level forecasts driven by market growth-rate projections, as well as anticipated portfolio margins and discretionary spending. The underlying assumptions were generally based on information and market factors known to Raytheon management as of February 11, 2019. The Raytheon forecasts reflect Raytheon on a standalone basis, without giving effect to the merger, the impact of negotiating or executing the merger, the expenses that have been or may be incurred in connection with consummating the merger, or the potential synergies (including the projected synergies described below) that may be achieved by the combined company as a result of the merger.

The forecasted financial information contained in this section entitled “—Certain Raytheon Unaudited Prospective Financial Information” was not prepared for public disclosure. The inclusion of this information in this joint proxy statement/prospectus does not constitute an admission or representation by Raytheon or UTC that the information is material. You should note that this forecasted financial information constitutes forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

The summary of the Raytheon forecasts is included in this joint proxy statement/prospectus to give UTC shareowners and Raytheon stockholders access to non-public information that was provided to the Raytheon Board, UTC and Raytheon’s and UTC’s respective financial advisors (in each case, as and to the extent described in this section entitled “—Certain Raytheon Unaudited Prospective Financial Information”) in connection with evaluating the merger and the transactions contemplated thereby.

Raytheon uses certain financial measures in the Raytheon forecasts that are not in accordance with GAAP as supplemental measures to evaluate operational performance. While Raytheon believes that non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Raytheon’s competitors and may not be directly comparable to similarly titled measures of Raytheon’s competitors. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Financial measures included in forecasts (including the Raytheon forecasts) provided to a board of directors or financial advisor in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore the Raytheon forecasts are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Raytheon Board, UTC, or Raytheon’s or UTC’s respective financial advisors in connection with the merger. Accordingly, no reconciliation of the financial measures included in the Raytheon forecasts is provided in this joint proxy statement/prospectus.

The following is a summary of the Raytheon forecasts (amounts may reflect rounding):

	Fiscal Year (in millions, and all amounts in USD)
	2019E	2020E	2021E	2022E	2023E
Sales	28,787	30,075	31,516	33,020	34,753
EBITDA(1)	5,434	5,849	6,183	6,528	6,721
EBIT(2)	4,776	5,079	5,440	5,777	5,977
Unlevered Free Cash Flow(3)	2,966	4,114	3,584	4,372	4,527
(1)	EBITDA represents earnings before interest expense, income taxes, depreciation and amortization, retirement benefits non-service expense and other income (expense) and is a non-GAAP financial measure.
(2)	EBIT represents earnings before interest expense and income taxes, retirement benefits non-service expense and other income (expense) and is a non-GAAP financial measure.
(3)	Unlevered free cash flow represents earnings before interest and after cash taxes plus depreciation and amortization, less changes in net working capital, plus other net operating cash flows (including pension adjustments and upward adjustments to reflect non-cash stock-based compensation) and less capital expenditures and capitalized software development, and is a non-GAAP financial measure.

The following is a summary of the Raytheon pension forecasts (amounts may reflect rounding) which assumes pension discount rates increase over time (as implied by high quality corporate bond yield curves at the time of the forecast) rather than assuming all assumptions remain constant with current discount rates:

	Fiscal Year					Fiscal Years, Cumulative
	(in millions, and all amounts in USD)
	2019E	2020E	2021E	2022E	2023E	2019-2029E
Cost Accounting Standards Expense Recovery	1,887	1,921	1,966	1,937	1,682	12,482
Pension Contribution	(386)	(544)	(1,169)	(1,090)	(909)	(4,964)

The following table sets forth the estimated amounts of unlevered free cash flow of Raytheon, as calculated by Morgan Stanley based on certain information provided by Raytheon management to UTC management for purposes of Morgan Stanley’s financial analyses described in the section entitled “—Opinions of UTC’s Financial Advisors” (amounts may reflect rounding):

	Fiscal Year (in millions, and all amounts in USD)
	2020E	2021E	2022E	2023E
Unlevered Free Cash Flow(1)	3,931	3,398	4,173	4,319
(1)	Unlevered free cash flow represents cash flow from operations prior to after-tax interest expense, less capital expenditures and capitalized software development, and includes certain adjustments made by Morgan Stanley based on its professional judgment and experience relating to pension, stock-based compensation and tax. This definition does not conform to Raytheon’s publicly defined and reported free cash flow calculation, which is defined as operating cash flow from continuing operations less capital spending and internal-use software spending. Unlevered free cash flow is a non-GAAP financial measure.

The following table sets forth the estimated amounts of unlevered free cash flow of Raytheon, as calculated by Evercore based on certain information provided by Raytheon management to UTC management for purposes of Evercore’s financial analyses described in the section entitled “—Opinions of UTC’s Financial Advisors” (amounts may reflect rounding):

	Fiscal Year (in millions, and all amounts in USD)
	2019E	2020E	2021E	2022E	2023E
Unlevered Free Cash Flow(1)	2,867	3,872	3,503	4,175	4,413
(1)	Unlevered free cash flow represents cash flow from operations prior to after-tax interest expense (and including the impact of cash pension reimbursements from the U.S. government under government cost accounting standards and required cash pension contributions), less capital expenditures (inclusive of capitalized software), and includes certain adjustments made by Evercore for purposes of its analyses, based on its professional judgment and experience, relating to stock-based compensation, other income (expense), net and tax. This definition does not conform to Raytheon’s publicly defined and reported free cash flow calculation, is defined as operating cash flow from continuing operations less capital spending and internal-use software spending. Unlevered free cash flow is a non-GAAP financial measure.

The foregoing estimated amounts of unlevered free cash flow of Raytheon, as calculated by Morgan Stanley and Evercore, together with the Raytheon forecasts, are referred to as the Raytheon prospective financial information. All amounts of unlevered free cash flow of Raytheon included in the Raytheon prospective financial information include the impact of cash pension reimbursements from the U.S. government under government cost accounting standards and required cash pension contributions.

Certain Projected Synergies

In connection with the potential transaction between UTC and Raytheon, UTC management and Raytheon management jointly prepared certain unaudited cost synergies, referred to as the projected synergies, estimated to result from the merger and be realized by the combined company on a run-rate basis by the end of the fiscal year ended December 31, 2023, assuming, solely for the purposes of such estimates, that the completion of the merger occurs by December 31, 2019. UTC management provided the projected synergies to the UTC Board and UTC’s financial advisors, and Raytheon management provided the projected synergies to the Raytheon Board and Raytheon’s financial advisors, in each case in connection with the merger.

The projected synergies were prepared by UTC management and Raytheon management and are based on numerous estimates and assumptions and are generally based on information and market factors known to UTC management and Raytheon management as of May 8, 2019. The projected synergies will be affected by the combined company’s ability to achieve strategic goals, objectives and targets over the applicable periods. As a result, there can be no assurance that the underlying assumptions are correct or that the projected synergies will be realized, and actual synergies likely will differ, and may differ materially, from those reflected in the projected synergies.

The following table presents the projected synergies on a run-rate basis, giving effect to aggregate one-time net costs to achieve of $600 million (and is not reflective of the phase-in of projected synergies during preceding years):

Run Rate, year ended December 31, 2023 (in millions, and all amounts in USD)
Annual gross projected synergies	In excess of 1,000
Annual net projected synergies	In excess of 500

The difference between the annual gross projected synergies and annual net projected synergies reflects the estimated annual savings that would be realized by customers under certain government contracts. The annual net projected synergies reflects the estimated cost synergies on a run-rate basis that the combined company would recognize after sharing a portion of the annual gross projected synergies with its government customers pursuant to the terms of such contracts.

Important Information About Unaudited Prospective Financial Information

The prospective financial information contained in this section entitled “—Certain Unaudited Prospective Financial Information” constitutes forward-looking information. While the UTC prospective financial information, the Raytheon prospective financial information and the projected synergies were prepared in good faith and based on information available at the time of preparation, no assurance can be made regarding actual future events. The estimates and assumptions underlying the prospective financial information and projected synergies involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant uncertainties and contingencies, including, among others, risks and uncertainties described in the sections of this joint proxy statement/prospectus entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” all of which are difficult to predict and many of which are beyond the control of UTC and Raytheon. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results will likely differ, and may differ materially, from those reflected in the UTC prospective financial information, the Raytheon prospective financial information and/or the projected synergies, whether or not the merger is completed. In addition, because the unaudited prospective financial information covers multiple years and, in certain cases, extends many years into the future, such information by its nature becomes less predictive with each successive year. As a result, the UTC prospective financial information, the Raytheon prospective financial information and the projected synergies cannot be considered predictive of actual future operating results, nor should they be construed as financial guidance, and this information should not be relied on as such.

Except as described above, the UTC prospective financial information, the Raytheon prospective financial information and the projected synergies were prepared solely for internal use by UTC, Raytheon and their respective financial advisors, as applicable. The UTC prospective financial information is the responsibility of the management of UTC, and was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding projections and forward-looking statements and the use of non-GAAP measures or GAAP. The Raytheon prospective financial information is the responsibility of the management of Raytheon, and was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding projections and forward-looking statements and the use of non-GAAP measures or GAAP. The inclusion of the UTC prospective financial information, the Raytheon prospective financial information and the projected synergies in this joint proxy statement/prospectus is not an admission or representation by UTC or Raytheon that such information is material or that the results contained in such information will be achieved. The UTC prospective financial information and the Raytheon prospective financial information does not reflect any impact of the merger or the other transactions contemplated by the merger agreement.

The UTC prospective financial information, the Raytheon prospective financial information and the projected synergies included in this proxy statement/prospectus have been prepared by, and are the responsibility of, the respective management of UTC and Raytheon (as applicable). PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the UTC prospective financial information, the Raytheon prospective financial information or the projected synergies, and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP reports incorporated by reference into this proxy statement/prospectus relate to UTC’s and Raytheon’s previously issued financial statements. They do not extend to the UTC prospective financial information, the Raytheon prospective financial information or the projected synergies, and should not be read to do so. By including in this joint proxy statement/prospectus the UTC prospective financial information, the Raytheon prospective financial information and the projected synergies, neither UTC, Raytheon, nor any of their advisors or other representatives, including Morgan Stanley, Evercore, Citigroup or RBC Capital Markets, has made or makes any representation to any person regarding the ultimate performance of UTC, Raytheon or the combined company in the future compared to such information contained herein. Such information covers multiple years and such information by its nature becomes less predictive and subject to greater uncertainty with each succeeding year.

The UTC prospective financial information, the Raytheon prospective financial information and the projected synergies are not included in this joint proxy statement/prospectus in order to induce any UTC shareowner or Raytheon stockholder to vote in favor of the UTC share issuance proposal or the Raytheon merger proposal or any of the other proposals to be voted on at the UTC special meeting or the Raytheon special meeting or to influence any UTC shareowner or Raytheon stockholder to make any investment decision with respect to the merger or otherwise.

EXCEPT AS MAY BE REQUIRED BY FEDERAL SECURITIES LAWS, NEITHER UTC NOR RAYTHEON INTENDS TO UPDATE, AND EACH EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE, OR OTHERWISE REVISE, THE FOREGOING UTC PROSPECTIVE FINANCIAL INFORMATION, RAYTHEON PROSPECTIVE FINANCIAL INFORMATION, OR PROJECTED SYNERGIES TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE UNDERLYING ASSUMPTIONS ARE INCORRECT OR NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM) OR TO REFLECT CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS.

In light of the foregoing and the uncertainties inherent in the UTC prospective financial information, the Raytheon prospective financial information and the projected synergies, shareowners of UTC and stockholders of Raytheon are cautioned not to place undue, if any, reliance on such information.

Interests of Certain of UTC’s Directors and Executive Officers in the Merger

Certain of the directors and executive officers of UTC have interests in the merger that are different from, or in addition to, the interests of shareowners of UTC generally. The members of the UTC Board were aware of, and considered, these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the shareowners of UTC approve the UTC share issuance proposal. UTC’s shareowners should take these interests into account in deciding whether to vote “FOR” the UTC share issuance proposal. The interests of each person who has served as a non-employee director or executive officer of UTC since January 1, 2018, if any, are described in more detail below, and certain of them are quantified within the narrative disclosure. The amounts presented in the following discussion do not reflect the impact of applicable withholding or other taxes.

Certain Assumptions

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•	The relevant price per share of UTC common stock is $125.03, which is the average closing price per share of UTC common stock as reported on the NYSE over the first five business days following the first public announcement of the merger on June 9, 2019;
•	The merger occurs on August 29, 2019, which is the assumed completion date of the merger solely for purposes of the disclosure in this section; and
•	Each executive officer of UTC experiences a qualifying termination as defined in the relevant UTC plans and agreements, on the assumed merger date of August 29, 2019 and immediately following the completion of the merger.

As a result of these assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts, if any, to be received by UTC’s executive officers may materially differ from the amounts set forth in this section.

UTC Severance Plan

In connection with the execution of the merger agreement, UTC adopted the United Technologies Corporation Merger Severance Plan for Corporate Office Executives and Other Key Employees, referred to as the UTC severance plan, to become effective upon, and subject to, the completion of the merger, and which would automatically terminate and have no effect in the event the merger agreement is terminated. The eligible participants under the UTC severance plan include six executive officers of the Company: Akhil Johri, Elizabeth B. Amato, Robert J. Bailey, Michael R. Dumais, Charles D. Gill Jr., and David R. Whitehouse.

Under the UTC severance plan, an eligible executive officer whose employment is terminated without cause (as defined in the UTC severance plan) or who resigns for good reason (as defined in the UTC severance plan) on, or within the two years following, the merger, will be entitled to receive (subject to the executive officer’s execution of a release of claims in favor of UTC and agreement to a one-year post-termination noncompetition covenant and a two-year post-termination employee and customer nonsolicitation covenant):

•	a lump sum cash severance payment equal to a multiple (which is equal to three, for one executive officer who was party to a Senior Executive Severance Agreement that was superseded by the UTC severance plan, or two, for each other eligible executive officer) times the sum of (1) the executive officer’s annual base salary and (2) the executive officer’s target annual bonus;
•	a prorated target annual bonus for the year of termination of employment;
•	full vesting of outstanding equity awards (based on the actual level of achievement of the applicable performance goals for performance share unit awards) and continued exercisability of each vested stock appreciation right for its full original term;
•	up to 12 months of healthcare benefit coverage continuation at no premium cost to the executive officer;
•	12 months of outplacement services; and
•	12 months of continuation of financial planning services.

See the section entitled “—Quantification of Potential Payments and Benefits to UTC’s Named Executive Officers in Connection with the Merger” for the estimated amount of severance benefits and estimated value of unvested equity awards that UTC’s one eligible named executive officer would receive under the UTC severance plan upon a qualifying termination on or following the completion of the merger. Based on the assumptions described above under “—Certain Assumptions”, upon a qualifying termination of employment under the UTC severance plan on or following the completion of the merger, (1) the estimated aggregate cash severance (including prorated bonus) payable to UTC’s five eligible executive officers who are not named executive officers is $16,000,265, and (2) the estimated aggregate value of unvested equity awards held by UTC’s five eligible executive officers who are not named executive officers that would become vested is as follows: unvested UTC stock appreciation rights—$3,249,173; unvested UTC restricted stock unit awards—$12,712,175;

and unvested UTC performance share unit awards (assuming that the applicable performance goals are achieved at target)—$16,979,074. The estimated aggregate value of unvested equity awards does not take into account (a) the impact of adjustments to be made to such awards at the time of the distributions for the purpose of preserving the aggregate intrinsic value of each original UTC award immediately after the distributions when compared to the aggregate intrinsic value immediately prior to the distributions, or (b) the determination of the level of achievement of performance goals applicable to UTC performance share unit awards at the time of the distributions, which may be approved by the compensation committee of the UTC Board in connection with the distributions.

Employment Agreement with Gregory J. Hayes

In connection with the execution of the merger agreement, UTC entered into an employment agreement with Gregory J. Hayes, Chairman and Chief Executive Officer of UTC, referred to as the Hayes employment agreement, to become effective upon, and subject to, the completion of the merger, and which would automatically terminate and have no effect in the event the merger agreement is terminated.

The term of the Hayes employment agreement will commence as of the date on which the completion of the merger occurs and continue until the third anniversary thereof, subject to the earlier termination of Mr. Hayes’s employment. Pursuant to the Hayes employment agreement, Mr. Hayes will serve as President and Chief Executive Officer of the combined company and a member of the board of directors of the combined company commencing at the completion of the merger and will succeed Thomas A. Kennedy as Chairman of the board of directors of the combined company, in addition to continuing to serve as President and Chief Executive Officer, on the specified date (or, if earlier, the date on which Mr. Kennedy ceases to serve as the Chairman of the board of directors of the combined company).

During the term of the Hayes employment agreement, Mr. Hayes will receive an annual base salary of $1.6 million, subject to increase from time to time, a target bonus opportunity of 200% of base salary, and annual equity awards with an aggregate target grant date value equal to or greater than $13 million. For the year in which the merger occurs, Mr. Hayes will receive a bonus determined for the pre-merger completion period based on UTC’s performance from January 1 of such year through the completion of the merger and for the post-merger completion period based on the performance goals established by the compensation committee of the board of directors of the combined company for the portion of the year after the completion of the merger (or based on the greater of target and the actual performance factor applicable to the pre-merger completion period to the extent that no such goals are established). Under the Hayes employment agreement, Mr. Hayes will also be subject to a perpetual confidentiality covenant, a one-year post-termination noncompetition covenant, and a two-year post-termination customer and employee nonsolicitation covenant.

Upon Mr. Hayes’s termination of employment during the term of the Hayes employment agreement by UTC without cause (as defined in the Hayes employment agreement) or by Mr. Hayes for good reason (as defined in the Hayes employment agreement), Mr. Hayes will be entitled to receive (subject to execution of a release of claims in favor of UTC): (1) a lump sum cash severance payment equal to three times the sum of (a) his annual base salary and (b) the greater of his actual annual bonus for the fiscal year immediately prior to the year in which the merger occurs and his annual target bonus for the year of termination of employment, (2) a prorated target annual bonus for the year of termination of employment, (3) treatment of his termination of employment as a retirement for purposes of the terms and conditions of his outstanding UTC equity awards, and waiver of any minimum holding period that would otherwise apply as a condition to vesting upon retirement, and (4) up to 12 months of healthcare benefit coverage continuation at no premium cost to him.

Based on the assumptions described above under “—Certain Assumptions”, upon a qualifying termination of employment under the Hayes employment agreement during the term of such agreement, (1) the estimated aggregate cash severance (including prorated bonus) payable to Mr. Hayes is $17,421,644, and (2) the estimated aggregate value of unvested equity awards held by Mr. Hayes that would become vested is as follows: unvested UTC stock appreciation rights—$3,511,660; unvested UTC restricted stock unit awards—$5,235,006; and unvested UTC performance share unit awards (assuming that the applicable performance goals are achieved at target)—$19,629,710. The estimated value of unvested equity awards does not take into account (a) the impact of adjustments to be made to such awards at the time of the distributions for the purpose of preserving the aggregate intrinsic value of each original UTC award immediately after the distributions when compared to the aggregate intrinsic value immediately prior to the distributions, or (b) the determination of the level of achievement of performance goals applicable to UTC performance share unit awards at the time of the distributions, which may be approved by the compensation committee of the UTC Board in connection with the distributions.

Membership on the Combined Company’s Board of Directors

At the completion of the merger, the board of directors of the combined company will consist of 15 directors, including eight UTC designees. See the section entitled “—Governance of the Combined Company” for additional information.

Quantification of Potential Payments and Benefits to UTC’s Named Executive Officers in Connection with the Merger

The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of UTC that is based on, or otherwise relates to, the merger. For additional details regarding the terms of the payments and benefits described below, see the discussion under “Interests of Certain of UTC’s Directors and Executive Officers in the Merger.” Amounts payable to Mr. Hayes under the Hayes employment agreement following the completion of the merger (including (1) post-merger completion salary, annual bonus, annual long-term incentive compensation, and other compensation and benefits, and (2) severance payable to Mr. Hayes upon a qualifying termination of employment during the term of such agreement) are described under “—Employment Agreement with Gregory J. Hayes” and are not included in the table below. Judith F. Marks, David L. Gitlin, and Robert K. Ortberg are named executive officers of UTC but are not eligible for the UTC severance plan and, therefore, are not included in the table below.

The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur after the date hereof and before completion of the merger. For purposes of calculating such amounts, the following assumptions were used:

•	The relevant price per share of UTC common stock is $125.03, which is the average closing price per share of UTC common stock as reported on the NYSE over the first five business days following the first public announcement of the merger on June 9, 2019;
•	The merger occurs on August 29, 2019, which is the assumed completion date of the merger solely for purposes of the disclosure in this section; and
•	The eligible named executive officer of UTC experiences a qualifying termination as defined in the UTC severance plan, on the assumed merger date of August 29, 2019 and immediately following the completion of the merger.

The calculations in the table below do not include amounts the eligible UTC named executive officers was already entitled to receive or vested in as of the date hereof. In addition, these amounts do not attempt to forecast any additional equity or cash award grants, issuances or forfeitures that may occur, or future dividend equivalents that may be accrued, prior to the closing of the merger. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by the eligible named executive officer may materially differ from the amounts set forth below.

For purposes of this discussion, “double trigger” refers to benefits that require two conditions, which are the completion of the merger as well as a qualifying termination of employment on or following the completion of the merger.

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites / Benefits ($)(3)	Total ($)
Akhil Johri	4,682,849	11,332,215	57,655	16,072,720
(1)	Cash. Consists of (a) a cash severance payment equal to two times the sum of (i) the executive officer’s annual base salary and (ii) the executive officer’s target annual bonus, and (b) a prorated target annual bonus for the year of termination of employment. The cash severance and prorated bonus payments are “double trigger” and become payable only upon a qualifying termination under the UTC severance plan on or following the completion of the merger (see the section entitled “—UTC Severance Plan”). The estimated amount of each such payment is shown in the following table.

Named Executive Officer	Severance ($)	Prorated Bonus ($)	Total ($)
Akhil Johri	3,990,000	692,849	4,682,849
(2)	Equity. Consists of accelerated vesting of unvested UTC stock appreciation rights, UTC restricted stock unit awards, and UTC performance share unit awards. This accelerated vesting is a “double trigger” benefit and is triggered only upon a qualifying termination of employment under the UTC severance plan on or following the completion of the merger (see the section entitled “—UTC Severance Plan”). The estimated value of each such benefit is shown in the following table (in the case of UTC performance share unit awards, this estimated value assumes that the applicable performance goals are achieved at target). The estimated aggregate value of unvested equity awards does not take into account (a) the impact of adjustments to be made to such awards at the time of the distributions for the purpose of preserving the aggregate intrinsic value of each original UTC award immediately after the distributions when compared to the aggregate intrinsic value immediately prior to the distributions, or (b) the determination of the level of achievement of performance goals applicable to UTC performance share unit awards at the time of the distributions, which may be approved by the compensation committee of the UTC Board in connection with the distributions.
Named Executive Officer	UTC Stock Appreciation Rights ($)	UTC Restricted Stock Unit Awards ($)	UTC Performance Share Unit Awards ($)	Total ($)
Akhil Johri	1,204,160	3,451,453	6,676,602	11,332,215
(3)	Perquisites/Benefits. Consists of estimated value of (a) up to 12 months of healthcare benefit continuation coverage at no premium cost to the executive officer, (b) 12 months of outplacement services, and (c) 12 months of continuation of financial planning services. Such benefits are “double trigger” and are provided only upon a qualifying termination of employment under the terms of the UTC severance plan on or following the completion of the merger (see the section entitled “—UTC Severance Plan”). The estimated value of each such benefit is shown in the following table.
Named Executive Officer	Healthcare Benefits ($)	Outplacement Services ($)	Financial Planning ($)	Total ($)
Akhil Johri	16,655	25,000	$16,000	57,655

Interests of Raytheon’s Directors and Executive Officers in the Merger

The directors and executive officers of Raytheon have interests in the merger that are different from, or in addition to, the interests of stockholders of Raytheon generally. The members of the Raytheon Board were aware of, and considered, these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the stockholders of Raytheon adopt the merger agreement. Raytheon’s stockholders should take these interests into account in deciding whether to vote “FOR” the Raytheon merger proposal. The interests of each person who has served as a non-employee director or executive officer of Raytheon since January 1, 2018 are described in more detail below, and certain of them are quantified within the narrative disclosure. The merger will constitute a “change in control” for purposes of the compensation arrangements described below. The amounts presented in the following discussion do not reflect the impact of applicable withholding or other taxes.

Certain Assumptions

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•	The relevant price per share of Raytheon common stock is $179.26, which is the average closing price per share of Raytheon common stock as reported on the NYSE over the first five business days following the first public announcement of the merger on June 9, 2019;
•	The merger occurs on August 29, 2019, which is the assumed completion date of the merger solely for purposes of the disclosure in this section; and
•	Each executive officer of Raytheon experiences a qualifying termination as defined in the relevant Raytheon plans and agreements, on the assumed merger completion date of August 29, 2019 and immediately following the completion of the merger.

As a result of these assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts, if any, to be received by Raytheon’s executive officers and non-employee directors may materially differ from the amounts set forth in this section. For purposes of the discussion in this section, “single trigger” refers to benefits that arise as solely as a result of the completion of the merger and “double trigger” refers to benefits that require two conditions, which are the completion of the merger as well as a qualifying termination of employment on or following the completion of the merger.

Treatment of Raytheon Equity Awards

Raytheon Restricted Stock Awards

Upon completion of the merger, each outstanding Raytheon restricted stock award that becomes vested at the completion of the merger pursuant to its terms will be converted into the right to receive the merger consideration, less applicable tax withholdings. At the completion of the merger, each other outstanding Raytheon restricted stock award will be converted into a restricted stock award of UTC on the same terms and conditions that applied to such Raytheon restricted stock award immediately prior to the completion of the merger (including immediate vesting upon an involuntary termination of employment within two years of the change in control), relating to a number of shares of UTC common stock equal to the product, rounded down to the nearest whole number of shares, of (1) the number of shares of Raytheon common stock subject to such Raytheon restricted stock award and (2) the exchange ratio.

Raytheon RSU Awards

Upon completion of the merger, each outstanding Raytheon RSU award that becomes vested at the completion of the merger pursuant to its terms will be converted into the right to receive the merger consideration, less applicable tax withholdings. At the completion of the merger, each other outstanding Raytheon RSU award will be converted into an RSU award of UTC on the same terms and conditions that applied to such Raytheon RSU award immediately prior to the completion of the merger (including immediate vesting upon an involuntary termination of employment within two years of the change in control), relating to a number of shares of UTC common stock equal to the product, rounded down to the nearest whole number of shares, of (1) the number of shares of Raytheon common stock subject to such Raytheon RSU award and (2) the exchange ratio.

Raytheon PSU Awards

Upon completion of the merger, each outstanding Raytheon PSU award will be converted into an RSU award of UTC on the same terms and conditions that applied to such Raytheon PSU award immediately prior to the completion of the merger (other than performance-based vesting conditions and including immediate vesting upon an involuntary termination of employment within two years of the change in control), relating to a number of shares of UTC common stock equal to the product, rounded down to the nearest whole number of shares, of (1) the number of shares of Raytheon common stock subject to such outstanding Raytheon PSU award (with such number of shares generally determined by deeming the applicable performance condition to be achieved at, (a) with respect to the relative total stockholder return performance metric, actual performance through the last business day preceding the closing date and (b) with respect to the return on invested capital and cumulative free cash flow performance metrics, actual performance for all completed calendar years in the relevant performance cycle and assumed performance at target for each remaining calendar year of the performance cycle) and (2) the exchange ratio.

Upon the occurrence of a change in control, each outstanding Raytheon PSU award granted prior to 2018 would be deemed to have been earned based on target level of performance. No Raytheon PSU awards granted prior to 2018 are expected to be outstanding at the time of completion of the merger.

See the section entitled “—Quantification of Potential Payments and Benefits to Raytheon’s Named Executive Officers in Connection with the Merger” for the estimated value of unvested Raytheon equity awards held by Raytheon’s named executive officers. Based on the assumptions described above under “—Certain Assumptions”, the estimated aggregate amount that would be realized by the twelve Raytheon non-employee directors and six Raytheon executive officers who are not named executive officers in respect of their unvested Raytheon equity awards on a “single trigger” basis is as follows: unvested Raytheon restricted stock awards held by non-employee directors—$1,153,717; unvested Raytheon RSU awards held by non-employee directors—$786,951; unvested Raytheon restricted stock awards held by executive officers—$4,254,019;

unvested Raytheon RSU awards held by executive officers—$0; and unvested Raytheon PSU awards held by executive officers (assuming that the applicable performance goals are achieved at target)—$3,997,319. Notwithstanding the previous sentence, no “single trigger” Raytheon PSU awards held by Raytheon executive officers that were outstanding on August 29, 2019 are expected to be outstanding at the time the merger actually occurs. Based on the assumptions described above under “—Certain Assumptions”, upon a qualifying termination in connection with the merger, the estimated aggregate amount that would be realized by the six Raytheon executive officers who are not named executive officers in respect of their unvested Raytheon equity awards on a “double trigger” basis is as follows: unvested Raytheon restricted stock awards—$5,907,872; unvested Raytheon RSU awards—$1,321,325; and unvested Raytheon PSU awards (assuming that the applicable performance goals are achieved at target)—$11,169,153.

Raytheon Change in Control Agreements

Raytheon is party to change in control severance agreements with each of its executive officers, referred to as the Raytheon change in control agreements. However, upon the completion of the merger, Mr. Kennedy’s Raytheon change in control agreement, which contains the same terms and conditions as Mr. Wajsgras’s Raytheon change in control agreement as described below, will be superseded by his employment agreement with UTC. See the section entitled “—Employment Agreement with Thomas A. Kennedy”. Each Raytheon change in control agreement provides that, upon a termination of the executive officer’s employment by Raytheon on or within two years following a change in control other than for “cause” or by the executive for “good reason,” each as defined in the Raytheon change in control agreements, and subject to the executive officer’s execution of a release of claims in favor of Raytheon, the executive officer will be entitled to receive the following payments and benefits:

•	A lump sum cash severance payment on the date that is six months following the termination of employment equal to (1) the sum of the executive officer’s base salary plus the greater of (a) the executive officer’s annual bonus earned for the fiscal year immediately prior to the change in control and (b) the executive officer’s target annual bonus for the year in which the termination of employment occurs multiplied by (2) 3 (for Mr. Wajsgras), 2 (for Mr. Kremer and 4 other executive officers who are not named executive officers) and 1 (for Mr. O’Brien and 2 other executive officers who are not named executive officers);
•	A lump sum cash payment on the date that is six months following the termination of employment equal to (1) the executive officer’s unpaid target annual bonus established for the plan year in which the change in control occurs multiplied by (2) a fraction, the numerator of which is the number of days elapsed in the current fiscal year to the date of the termination of employment and the denominator of which is 365;
•	An amount equal to any increase in the aggregate benefits accrued by the executive officer as of the date of the termination of employment under the Raytheon supplemental retirement plan calculated by assuming the executive officer’s employment continued for a number of years following the termination of employment equal to 3 (in the case of Mr. Wajsgras), 2 (for Mr. Kremer and 4 other executive officers who are not named executive officers) and 1 (for Mr. O’Brien and 2 other executive officers who are not named executive officers), payable in the form and at the time specified in the supplemental retirement plan; and
•	Benefits pursuant to all welfare, benefit and retirement plans under which the executive officer and the executive officer’s family are eligible to receive benefits or coverage as of the merger a number of years equal to 3 (for Mr. Wajsgras), 2 (for Mr. Kremer and 4 other executive officers who are not named executive officers) and 1 (for Mr. O’Brien and 2 other executive officers who are not named executive officers), at the same premium cost as in effect immediately prior to the termination of employment.

Raytheon Enhanced Severance Plan for Senior Leadership Team Members

In addition to their Raytheon change of control agreements, Mr. O’Brien, and two other executive officers who are not named executive officers, participate in the Raytheon Enhanced Severance Plan for Senior Leadership Team Members, referred to as the Raytheon severance plan. The participants in the Raytheon severance plan have Raytheon change of control agreements that provide for a one-times severance multiple and one year of benefits, which are less than the other executive officers’ benefits under their Raytheon change of control agreements. The purpose of the Raytheon severance plan is to ensure that, in the event of a qualifying termination of employment on or following the merger, the participants receive benefits comparable to those received by the majority of the other executive officers, so that the various members of the Senior Leadership Team are treated consistently and each Senior Leadership Team Member receives a level of benefits appropriate for his or her position with Raytheon. The Raytheon severance plan provides that, upon a termination of a participating executive’s employment by Raytheon under the same conditions that would trigger payment under the executive’s Raytheon change in control agreement, the executive will be entitled to the following payments and benefits in addition to the payments and benefits due to such executive under the executive’s Raytheon change in control agreement, subject to the executive officer’s execution of a release of claims in favor of Raytheon:

•	A lump sum cash severance payment on the date that is six months following the termination of employment equal to the sum of the executive officer’s base salary plus the executive officer’s target annual bonus for the year in which the termination of employment occurs; and
•	Benefits pursuant to all medical, dental and vision plans under which the executive officer and the executive officer’s family are eligible to receive benefits or coverage as of the merger and employer-paid life insurance, with such life insurance equal to either (a) the executive officer’s final annual base pay, or (b) if so elected by the executive officer, $50,000, in each case, for one additional year and at the same premium cost as in effect immediately prior to the termination of employment.

Neither the Raytheon change in control agreements nor the Raytheon severance plan provide for any gross-up with respect to any excise tax imposed by Section 280G of the Code. The Raytheon severance plan provides that in the event that any payment under the Raytheon severance plan would be subject to the excise tax, then such payment will either be delivered to the participant in full or delivered in such amount that no portion of the payment would be subject to the excise tax, whichever results in a greater benefit to the participant on an after-tax basis.

See the section entitled “—Quantification of Potential Payments and Benefits to Raytheon’s Named Executive Officers in Connection with the Merger” for the estimated amount of severance benefits that each of Raytheon’s eligible named executive officers would receive under their Raytheon change in control agreements and, in the case of Mr. O’Brien, the Raytheon severance plan, upon a qualifying termination on or following the completion of the merger. Based on the assumptions described above under “—Certain Assumptions”, upon a qualifying termination of employment under the Raytheon change in control agreements and, to the extent applicable, the Raytheon severance plan, on or following the completion of the merger, (1) the estimated aggregate cash severance (including prorated bonus) payable to Raytheon’s six executive officers who are not named executive officers is $20,693,960 and (2) the estimated aggregate increase in the benefits accrued by the executive officers as of the date of the termination of employment under the Raytheon supplemental retirement plan is $3,012,291. Benefits under the Raytheon supplemental retirement plan begin to accrue once the participating executive reaches age 55 with 10 years of service. For one executive officer who has not met these requirements as of August 29, 2019, but, based on age, would meet these requirements within the next 12 months, the increase in benefits accrued is equal to the full present value of the Raytheon supplemental retirement plan benefit.

Employment Agreement with Thomas A. Kennedy

In connection with the execution of the merger agreement, UTC entered into an employment agreement with Thomas A. Kennedy, Chairman and Chief Executive Officer of Raytheon, referred to as the Kennedy employment agreement, to become effective upon, and subject to, the completion of the merger, and which would automatically terminate and have no effect in the event the merger agreement is terminated.

The term of the Kennedy employment agreement will commence as of the date on which the completion of the merger occurs and continue until the specified date, subject to the earlier termination of Mr. Kennedy’s employment. Pursuant to the Kennedy employment agreement, Mr. Kennedy will serve as the Executive Chairman of the combined company and a member of the board of directors of the combined company commencing at the completion of the merger.

During the term of the Kennedy employment agreement, Mr. Kennedy will receive an annual base salary of $1,540,864, subject to increase from time to time, a target bonus opportunity of 200% of base salary, and annual equity awards with an aggregate target grant date value equal to or greater than $10.5 million. For the year in which the completion of the merger occurs, Mr. Kennedy will receive a bonus determined for the pre-merger period based on Raytheon’s performance from January 1 of such year through the completion of the merger and for the post-merger completion period based on the performance goals established by the compensation committee of the board of directors of the combined company for the portion of the year after the completion of the merger (or based on the greater of target and the actual performance factor applicable to the pre-merger completion period to the extent that no such goals are established). Under the Kennedy employment agreement, Mr. Kennedy is subject to a perpetual confidentiality covenant, a one-year post-termination noncompetition covenant, and a two-year post-termination customer and employee nonsolicitation covenant.

Upon Mr. Kennedy’s termination of employment during the term of the Kennedy employment agreement by UTC without cause (as defined in the Kennedy employment agreement) or by Mr. Kennedy for good reason (as defined in the Kennedy employment agreement), Mr. Kennedy will be entitled to receive (subject to execution of a release of claims in favor of UTC): (1) a lump sum cash severance payment equal to three times the sum of (a) his annual base salary and (b) the greater of his actual annual bonus for the fiscal year immediately prior to the year in which the merger occurs and his annual target bonus for the year of termination of employment, (2) a prorated target annual bonus for the year of termination of employment, (3) treatment of his termination of employment as a retirement for purposes of the terms and conditions of his outstanding UTC equity awards granted after the merger, and waiver of any minimum holding period that would otherwise apply as a condition to vesting upon retirement, and (4) up to 12 months of healthcare benefit coverage continuation at no premium cost to him. For purposes of Mr. Kennedy’s outstanding equity awards that were granted prior to the merger, such a termination would be treated as an “involuntary termination” resulting in accelerated vesting of such awards in accordance with their terms.

Mr. Kennedy has agreed in the Kennedy employment agreement that for purposes of his equity awards, neither the merger nor the related changes in his responsibilities and role following the merger will constitute an “involuntary termination” pursuant to his equity award agreements.

Pursuant to the term of Mr. Kennedy’s employment agreement, Mr. Kennedy is not entitled to any tax gross-up for any excise tax imposed under Sections 280G and 4999 of the Code. In the event that any payment to Mr. Kennedy would be subject to the excise tax, then such payment will either be delivered to Mr. Kennedy in full or delivered in such amount that no portion of the payment would be subject to the excise tax, whichever results in a greater benefit to Mr. Kennedy on an after-tax basis.

See the section entitled “—Quantification of Potential Payments and Benefits to Raytheon’s Named Executive Officers in Connection with the Merger” for an estimate of the value of the unvested Raytheon equity awards held by Mr. Kennedy. Based on the assumptions described above under “—Certain Assumptions”, upon a qualifying termination of Mr. Kennedy’s employment under the Kennedy employment agreement during the term of such agreement the estimated aggregate cash severance (including prorated bonus) payable to Mr. Kennedy is $19,665,377.

Other New Employment and Compensation Arrangements with UTC

Any other executive officers who become officers or employees or who otherwise are retained to provide services to the combined company may enter into new individualized compensation arrangements and may participate in cash or equity incentive or other benefit plans maintained by the combined company. As of the date of this joint proxy statement/prospectus, no new individualized compensation arrangements between such persons and UTC have been established.

Membership on the Combined Company’s Board of Directors

At the completion of the merger, the board of directors of the combined company will consist of 15 directors, including seven Raytheon designees. See the section entitled “—Governance of the Combined Company” for additional information.

Indemnification and Insurance

The merger agreement provides that, for six years following the completion of the merger, UTC or the surviving corporation will provide current and former directors and officers of Raytheon with exculpation, indemnification and advancement of expenses no less favorable than currently provided by equivalent provisions of Raytheon’s certificate of incorporation and Raytheon’s by-laws as in effect immediately prior to the completion of the merger. In addition, prior to the completion of the merger, Raytheon or UTC will cause the combined company as of or after the completion of the merger, to purchase a six-year prepaid policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Raytheon’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the completion of the merger, including in connection with the merger agreement and the transactions contemplated thereby (provided that UTC will not pay, and the combined company will not be required to pay, in excess of 300% of the last annual premium paid by Raytheon prior to the date of the merger agreement in respect of such policy).

Quantification of Potential Payments and Benefits to Raytheon’s Named Executive Officers in Connection with the Merger

The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of Raytheon that is based on, or otherwise relates to, the merger. For additional details regarding the terms of the payments and benefits described below, see the discussion under “Interests of Raytheon Directors and Executive Officers in the Merger.” Amounts payable to Mr. Kennedy under his employment agreement with UTC following the completion of the merger (including (1) post-merger completion salary, annual bonus, annual incentive compensation, and other compensation and benefits, and (2) severance payable to Mr. Kennedy upon a qualifying termination of employment during the term of such agreement) are described under “—Employment Agreement with Thomas A. Kennedy” and are not included in the table below. Because Taylor W. Lawrence, and Richard R. Yuse, have retired from Raytheon effective July 14, 2019 and December 31, 2018, respectively, each such named executive officer is not entitled to any payments or benefits in connection with the merger and is therefore not included in the table below.

The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur after the date hereof and before completion of the merger. For purposes of calculating such amounts, the following assumptions were used:

•	The relevant price per share of Raytheon common stock is $179.26, which is the average closing price per share of Raytheon common stock as reported on the NYSE over the first five business days following the first public announcement of the merger on June 9, 2019;
•	The merger occurs on August 29, 2019, which is the assumed completion date of the merger solely for purposes of the disclosure in this section; and
•	Each named executive officer of Raytheon experiences a qualifying termination as defined in the change in control agreements and the severance plan, on the assumed completion date of the merger of August 29, 2019 and immediately following the completion of the merger.

The calculations in the table below do not include amounts the Raytheon named executive officers were already entitled to receive or vested in as of the date hereof. In addition, these amounts do not attempt to forecast any additional equity or cash award grants, issuances or forfeitures that may occur, or future dividend equivalents that may be accrued, prior to the closing of the merger. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

For purposes of this discussion, “single trigger” refers to benefits that arise as solely as a result of the completion of the merger and “double trigger” refers to benefits that require two conditions, which are the completion of the merger as well as a qualifying termination of employment on or following the completion of the merger.

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Pension / NQDC(3)	Benefits ($)(4)	Total ($)
Thomas A. Kennedy	19,665,377	24,685,895	—	186,354	44,537,626
Anthony F. O’Brien	4,442,360	7,575,528	2,618,259	61,240	14,697,387
David C. Wajsgras	8,113,357	6,584,578	1,590,234	95,325	16,383,494
Wesley D. Kremer	4,377,020	6,309,593	5,233,048	54,817	15,974,478
(1)	Cash. Consists of the cash lump sum severance payment and prorated bonus. The cash severance and prorated bonus payments are “double trigger” and become payable only upon a qualifying termination under the terms of the Raytheon change in control agreement and, for Mr. O’Brien, the Raytheon severance plan, in each case, on or following the completion of the merger (see the sections entitled “—Raytheon Change in Control Agreements” and “—Raytheon Enhanced Severance Plan for Senior Leadership Team Members”). The estimated amount of each such payment is shown in the following table. As Mr. Kennedy has entered into a new employment agreement with UTC that will supersede his Raytheon change in control agreement upon the completion of the merger, the amounts shown with respect to Mr. Kennedy’s Raytheon change in control agreement are for illustration only.
Named Executive Officer	Severance ($)	Prorated Bonus ($)	Total ($)
Thomas A. Kennedy	17,630,592	2,034,785	19,251,665
Anthony F. O’Brien	3,610,263	549,252	4,047,841
David C. Wajsgras	7,468,202	645,154	7,982,184
Wesley D. Kremer	3,843,837	533,183	4,268,614
(2)	Equity. Amounts shown reflect the estimated value received by the Raytheon named executive officers in respect of unvested Raytheon restricted stock awards, unvested Raytheon RSU awards and unvested Raytheon PSU awards as more fully described under “—Treatment of Raytheon Equity Awards”). The estimated value of each such benefit is shown in the following table (in the case of Raytheon PSU awards, this estimated value assumes that the applicable performance goals are achieved at target). No value is included in respect of unvested “single trigger” Raytheon PSU awards because all such Raytheon PSU awards are expected to be vested prior to the actual completion of the merger; the estimated value of the unvested “single trigger” Raytheon PSU awards held by Raytheon named executive officers as of August 29, 2019, the assumed completion date of the merger, was: $6,712,928 for Mr. Kennedy, $1,586,630 for Mr. O’Brien, $1,525,682 for Mr. Wajsgras, and $1,495,208 for Mr. Kremer.
Named Executive Officer	Single Trigger Raytheon Restricted Stock Awards ($)	Double Trigger Raytheon Restricted Stock Awards ($)	Single Trigger Raytheon RSU Awards ($)	Double Trigger Raytheon RSU Awards ($)	Double Trigger Raytheon PSU Awards ($)	Total ($)
Thomas A. Kennedy	—	—	4,881,967	7,968,645	11,835,283	24,685,895
Anthony F. O’Brien	1,514,030	2,553,917	—	—	3,507,580	7,575,528
David C. Wajsgras	1,649,909	2,127,278	—	—	2,807,391	6,584,578
Wesley D. Kremer	1,374,924	2,127,278	—	—	2,807,391	6,309,593
(3)	Pension / NQDC. Amounts shown reflect the value of the applicable increase in the aggregate benefits accrued by the Raytheon named executive officer under the Raytheon supplemental executive retirement plan. This SERP benefit is “double trigger” and becomes payable only upon a qualifying termination under the terms of the Raytheon change in control agreement and on or following completion of the merger (see the section entitled “—Raytheon Change in Control Agreements”). Benefits under the Raytheon supplemental retirement plan begin to accrue once the participating executive reaches age 55 with 10 years of service. Neither Mr. O’Brien nor Mr. Kremer have met these requirements as of August 29, 2019, but, based on their respective ages, would meet these requirements within the next 12 months. As a result, the increase in benefits accrued is equal to the full present value of the Raytheon supplemental retirement plan benefit for these individuals. For Mr. Kennedy, his Raytheon supplemental retirement plan benefit would be $0, as his benefit would be offset by amounts payable under other Raytheon pension plans; as Mr. Kennedy has entered into a new employment agreement with UTC that will supersede his Raytheon change in control agreement upon the completion of the merger, the amount shown with respect to Mr. Kennedy’s Raytheon change in control agreement is for illustration only. The estimated amount of each such payment is shown in the following table.
Named Executive Officer	SERP Benefit ($)
Thomas A. Kennedy	—
Anthony F. O’Brien	2,618,259
David C. Wajsgras	1,590,234
Wesley D. Kremer	5,233,048
(4)	Perquisites/Benefits. Amounts shown reflect the value of the applicable multiple of continued medical and life insurance benefits premiums payable by Raytheon to the Raytheon named executive officer (and the Raytheon named executive officer’s spouse and dependents, as applicable). Such benefits are “double trigger” and become payable only upon a qualifying termination under the terms of the Raytheon change in control agreement and, for Mr. O’Brien, the Raytheon severance plan, in each case, on or following completion of the merger (see the sections entitled “—Change in Control Agreements” and “—Raytheon Enhanced Severance Plan for Senior Leadership Team Members”). The estimated value of each such benefit is shown in the following table. As Mr. Kennedy has entered into a new employment agreement with UTC that will supersede his Raytheon change in control agreement upon the completion of the merger, the amount shown with respect to Mr. Kennedy’s Raytheon change in control agreement is for illustration only.

Named Executive Officer	Welfare Benefits ($)
Thomas A. Kennedy	186,354
Anthony F. O’Brien	61,240
David C. Wajsgras	95,325
Wesley D. Kremer	54,817

Governance of the Combined Company

UTC’s certificate of incorporation will be amended effective as of the completion of the merger to change the name of the combined company to “Raytheon Technologies Corporation.” The ticker symbol of the combined company following the completion of the merger will be “RTX.”

At the completion of the merger, the by-laws of UTC will be amended and restated to be in the form set forth in Exhibit A to the merger agreement, referred to as the amended and restated by-laws.

The merger agreement and the form of the amended and restated by-laws, copies of which are attached to this joint proxy statement/prospectus as Annex A and Annex B, respectively, contain certain provisions relating to the governance of the combined company following completion of the merger, which reflect the merger of equals structure of the proposed business combination as set forth below.

Headquarters

After the completion of the merger, the combined company will have its headquarters in the Greater Boston Metropolitan Area. Prior to the specified date, a resolution of at least 75% of the then-serving directors of the combined company will be required to change the location of the combined company’s headquarters.

Executive Chair and Chief Executive Officer of the Combined Company; Other Officers

The Chief Executive Officer of UTC as of immediately before the completion of the merger will continue to serve as the Chief Executive Officer of the combined company. The Chief Executive Officer of Raytheon as of immediately before the completion of the merger will be appointed to serve as the Executive Chairman of the combined company for a term ending upon the specified date, after which the Chief Executive Officer of the combined company will become the Chairman of the combined company in addition to continuing to serve as the Chief Executive Officer, with the removal of either of the foregoing individuals during such time (and in the case of the Chief Executive Officer of UTC as of immediately prior to the completion of the merger, until the later of (1) the specified date and (2) the one-year anniversary of his succeeding to the role of Chairman of the combined company) being brought before the board of directors of the combined company only upon the approval of at least 75% of the then-serving directors of the combined company. Until the specified date, the replacement of the Chief Executive Officer of the combined company in accordance with the amended and restated by-laws, will be determined by the independent directors, including at least two UTC independent continuing directors and two Raytheon independent continuing directors (each as defined below).

Officers of the combined company as of the completion of the merger, other than the Executive Chairman and the Chief Executive Officer, will be mutually agreed between UTC and Raytheon, cooperating in good faith and through a process overseen by each company’s Chief Executive Officer.

Board of Directors

The board of directors of the combined company as of the completion of the merger will have 15 members, consisting of:

•	seven directors, designated by the UTC Board, each of whom will be a member of the UTC Board as of immediately before the completion of the merger and each of whom will qualify as an “independent director” under the listing standards of the NYSE and the applicable rules of the SEC, referred to, together with the Chief Executive Officer of UTC as of immediately before the completion of the merger, as the UTC continuing directors;

•	six directors, designated by the Raytheon Board, each of whom will be a member of the Raytheon Board as of immediately before the completion of the merger and each of whom will qualify as an “independent director” under the listing standards of the NYSE and the applicable rules of the SEC, referred to, together with the Chief Executive Officer of Raytheon as of immediately before the completion of the merger, as the Raytheon continuing directors; and
•	the Chief Executive Officer of UTC as of immediately before the completion of the merger and the Chief Executive Officer of Raytheon as of immediately before the completion of the merger.

As of the date of this joint proxy statement/prospectus, UTC expects that the following eight UTC directors will be designated to serve on the combined company board of directors as UTC continuing directors: Gregory J. Hayes, Lloyd J. Austin III, Ellen J. Kullman, Marshall O. Larsen, Margaret L. O'Sullivan, Denise L. Ramos, Fredric G. Reynolds and Brian C. Rogers. As of the date of this joint proxy statement/prospectus, Raytheon expects that the following seven Raytheon directors will be designated to serve on the combined company board of directors as Raytheon continuing directors: Thomas A. Kennedy, Tracy A. Atkinson, George R. Oliver, Dinesh C. Paliwal, Ellen M. Pawlikowski, James A. Winnefeld, Jr. and Robert O. Work.

Biographical information for UTC's expected designees to the combined company board of directors is incorporated by reference from the Definitive Proxy Statement for UTC's 2019 annual meeting filed with the SEC on March 18, 2019. Biographical information for Raytheon's expected designees to the combined company board of directors is incorporated by reference from the Definitive Proxy Statement for Raytheon's 2019 annual meeting filed with the SEC on April 16, 2019.

Following the completion of the merger and until the specified date, unless at least 75% of the then-serving directors of the combined company adopt a resolution to the contrary, the board of directors will continue to be comprised of UTC continuing directors (and, in the event of a vacancy among the UTC continuing directors, a replacement UTC continuing director proposed by the remaining UTC continuing directors) and Raytheon continuing directors (and, in the event of a vacancy among the Raytheon continuing directors, a replacement Raytheon continuing director proposed by the remaining Raytheon continuing directors), as described above.

Lead Independent Director

The board of directors of the combined company will designate a Lead Independent Director. Following the completion of the merger and until the specified date, unless at least 75% of the then-serving directors of the combined company adopt a resolution to the contrary, the Lead Independent Director will be designated from among the independent Raytheon continuing directors.

Committees of the Board of Directors

Following the completion of the merger and until the specified date, unless at least 75% of the then-serving directors of the combined company adopt a resolution to the contrary, the board of directors of the combined company will have the following standing committees: the Audit Committee, the Compensation Committee, the Committee on Governance and Public Policy, the Finance Committee and the Special Activities Committee. The chair of each of the Special Activities Committee, the Compensation Committee and the Committee on Governance and Public Policy will be a Raytheon continuing director (or, in the event of a vacancy among the Raytheon continuing directors, a replacement Raytheon continuing director proposed by the remaining Raytheon continuing directors). The chair of each of the Audit Committee and the Finance Committee will be a UTC continuing director (or, in the event of a vacancy among the UTC continuing directors, a replacement UTC continuing director proposed by the remaining UTC continuing directors). The number of Raytheon continuing directors on each committee will be the same as the number of UTC continuing directors on such committee.

See “The Merger Agreement—Governance of the Combined Company.”

Treatment of Indebtedness

It is expected that at the completion of the merger Raytheon will have approximately $4.8 billion of senior notes outstanding that UTC will maintain following completion of the merger and that UTC will terminate Raytheon’s existing $1.25 billion revolving credit facility in connection with the merger.

UTC intends to cause each of Otis SpinCo and Carrier SpinCo to complete one or more financing transactions prior to the completion of the distributions, and to, among other things, distribute the proceeds of such financings to UTC in order to allow UTC to reduce the outstanding indebtedness of UTC RemainCo before, at or after the completion of the distributions. UTC expects to engage in significant liability management transactions in order to comply with its covenant under (subject to the terms and conditions of) the merger agreement that the applicable net indebtedness of UTC RemainCo as of immediately prior to the completion of the merger will not exceed $24.3 billion (subject to adjustment as described in “The Merger Agreement—The Separation and the Distributions”).

Regulatory Approvals

Under the HSR Act and related rules, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division and the FTC and all statutory waiting period requirements have been satisfied. Completion of the merger is subject to the expiration or earlier termination of the applicable waiting periods under the HSR Act. UTC and Raytheon each filed their respective HSR Act notification forms on June 21, 2019. On July 22, 2019, UTC and Raytheon each received a request for additional information and documentary material, often referred to as a “second request,” from the Antitrust Division under the HSR Act.

Completion of the merger is further subject to notification or receipt of certain other regulatory approvals, including notification, clearance and/or approval under the competition laws of the European Union, Australia, Canada, Common Market for Eastern and Southern Africa, Israel, Japan, Republic of Korea, Taiwan and Turkey, and under the foreign investment laws of Australia, France and Germany.

At any time before or after the expiration of the statutory waiting periods under the HSR Act, the Antitrust Division or the FTC may take action under the antitrust laws, including seeking to enjoin the completion of the merger, to rescind the merger or to conditionally permit completion of the merger subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin or otherwise prevent the completion of the merger or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under regulatory laws under some circumstances. There can be no assurance that a challenge to the merger on antitrust or other regulatory grounds will not be made or, if such a challenge is made, that it would not be successful.

Timing of the Transaction

The merger is expected to be completed in the first half of calendar year 2020 after the completion of the separation and distributions as described further in “The Merger Agreement—The Separation and the Distributions.” Neither UTC nor Raytheon can predict, however, the actual date on which the merger will be completed because it is subject to conditions beyond each company’s control, including obtaining necessary regulatory approvals. See “The Merger Agreement—Conditions to the Merger.”

Director and Officer Indemnification

Under the merger agreement, certain indemnification and insurance rights exist in favor of Raytheon’s current and former directors and officers. See “The Merger Agreement—Covenants and Agreements—Indemnification, Exculpation and Insurance” for information about these rights.

No Appraisal Rights in the Merger

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the DGCL. Section 262 of the DGCL provides that stockholders have the right, in some circumstances, to dissent from certain corporate actions and to instead demand payment of the fair value of their shares. Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, or depositary receipts in respect thereof, are either (1) listed on a national securities exchange or (2) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing. Because UTC common stock is listed on the NYSE, a national securities exchange, and because Raytheon stockholders will receive as merger consideration only shares of UTC common stock, which will be publicly listed on the NYSE upon the completion of the merger, and cash in lieu of fractional shares, UTC shareowners and Raytheon stockholders will not be entitled to appraisal rights in connection with the merger.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a discussion of material U.S. federal income tax consequences of the merger. This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, in each case as in effect and available on the date of this joint proxy statement/prospectus and all of which are subject to differing interpretations and change at any time, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this joint proxy statement/prospectus.

This discussion applies only to U.S. holders (as defined below) of shares of Raytheon common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based upon the assumption that the merger will be completed in accordance with the merger agreement and as described in this joint proxy statement/prospectus. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of Raytheon common stock in light of their particular circumstances nor does it address tax considerations applicable to holders that are or may be subject to special treatment under the U.S. federal income tax laws (such as, for example, insurance companies, tax-exempt organizations, financial institutions, mutual funds, certain former U.S. citizens or long-term residents of the United States, broker-dealers, partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes), or other pass-through entities or owners thereof, traders in securities who elect a mark-to-market method of accounting, holders who hold their Raytheon common stock as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction,” holders who acquired Raytheon common stock upon the exercise of employee stock options or otherwise as compensation, or U.S. holders whose functional currency is not the U.S. dollar). This discussion also does not address any tax consequences arising under the alternative minimum tax, the Medicare tax on net investment income or the Foreign Account Tax Compliance Act (including the Treasury Regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith). In addition, no information is provided with respect to any tax considerations under state, local or foreign laws or U.S. federal laws other than those pertaining to the U.S. federal income tax. This discussion does not address the tax consequences to any person who actually or constructively owns 5% or more of Raytheon common stock.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Raytheon common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Holders of Raytheon common stock that are partnerships and partners in such partnerships should consult their own tax advisors as to the tax consequences of the merger.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Raytheon common stock that is, for U.S. federal income tax purposes:

•	an individual citizen or a resident of the United States;
•	a corporation (or any other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust, if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or (2) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

THE FOLLOWING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER UNDER CURRENT LAW AND IS FOR GENERAL

INFORMATION ONLY. ALL HOLDERS OF RAYTHEON COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER AND ANY RAYTHEON SPECIAL DIVIDEND TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

It is a condition to each party’s obligation to complete the merger that each of UTC and Raytheon receive an opinion of its respective outside counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that the merger will not cause Section 355(e) of the Code to apply to either distribution. The opinions of counsel will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of UTC and Raytheon. If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if any of the representations or covenants contained in any of the transaction-related agreements and documents or in any documents relating to the opinions of counsel are inaccurate or not complied with by UTC or Raytheon, such opinions of counsel may be invalid and the conclusions reached therein could be jeopardized. An opinion of counsel represents the judgment of such counsel and is not binding on the IRS or any court and the IRS or a court may disagree with the conclusions in the opinions of counsel. Accordingly, notwithstanding receipt by UTC and Raytheon of the opinions of counsel, there can be no assurance that the IRS will not assert that the merger fails to qualify as a “reorganization” or causes Section 355(e) to apply to one or both distributions or that a court would not sustain such a challenge.

Reorganization Treatment

Provided the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences of the merger to U.S. holders of Raytheon common stock generally will be as follows:

Exchange of Shares of Raytheon Common Stock for Shares of UTC Common Stock

Raytheon stockholders who exchange their shares of Raytheon common stock for shares of UTC common stock generally will not recognize any gain or loss for U.S. federal income tax purposes, except with respect to cash, if any, received in lieu of fractional shares of UTC common stock (in the manner described below). Each Raytheon stockholder’s aggregate tax basis in the shares of UTC common stock received in the merger (including any fractional share deemed received and sold for cash, as discussed below) will equal such Raytheon stockholder’s aggregate adjusted tax basis in the shares of Raytheon common stock surrendered in the merger. The holding period of the shares of UTC common stock received by a Raytheon stockholder in the merger (including any fractional share deemed received and sold for cash, as discussed below) will include such Raytheon stockholder’s holding period for the shares of Raytheon common stock surrendered in the merger. If a Raytheon stockholder holds different blocks of Raytheon common stock (generally, Raytheon common stock acquired on different dates or at different prices), such Raytheon stockholder should consult its tax advisor with respect to the determination of the tax bases and/or holding periods of the particular shares of UTC common stock received in the merger.

Cash in Lieu of Fractional Shares

A U.S. holder of shares of Raytheon common stock who receives cash in lieu of a fractional share of UTC common stock generally will recognize capital gain or loss with respect to cash received in lieu of a fractional share equal to the difference, if any, between the amount of cash received and the tax basis in such fractional share (determined as described above). Any gain or loss recognized generally will be long-term capital gain or loss if, as of the date such cash is received, the shares of Raytheon common stock surrendered in the merger were held for more than one year. The deductibility of capital losses is subject to limitations.

Raytheon Special Dividend (if any)

As described above, in certain circumstances, prior to the completion of the merger, Raytheon will pay any Raytheon special dividend to holders of Raytheon common stock. The U.S. federal income tax treatment of any Raytheon special dividend is not entirely clear under current law. Absent further clarification by the IRS, Raytheon intends to report any Raytheon special dividend as a dividend for U.S. federal income tax purposes to the extent paid out of Raytheon’s current or accumulated earnings and profits. It is possible that the IRS could seek to treat any Raytheon special dividend as part of the merger consideration paid by UTC to Raytheon stockholders. Under this characterization, a U.S. holder of Raytheon common stock would recognize capital gain

(but not loss) in the merger equal to the lesser of (1) the amount of cash received in any Raytheon special dividend and (2) the amount, if any, by which the sum of such cash plus the fair market value of the UTC common stock received in the merger exceeded such Raytheon stockholder’s tax basis in the Raytheon common shares surrendered in exchange therefor.

Backup Withholding and Information Reporting

Payments of cash to U.S. holders of Raytheon common stock generally will be subject to information reporting and, under certain circumstances, may be subject to backup withholding (currently, at a rate of 24%), unless such U.S. holder delivers a properly completed IRS Form W-9 certifying such U.S. holder’s correct taxpayer identification number and certain other information, or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Section 355(e) of the Code

Provided the merger will not cause Section 355(e) of the Code to apply to either the Otis distribution or the Carrier distribution, UTC will not be required to recognize taxable gain with respect to the distributions as a result of the merger.

For more information regarding tax considerations relating to the distributions generally, see “Risk Factors—Risks Related to the Transaction—If either the Otis distribution or the Carrier distribution, together with certain related transactions, were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, including as a result of subsequent acquisitions of stock of UTC (including pursuant to the merger), UTC and UTC’s pre-merger shareowners could be subject to significant tax liabilities.” Any such tax liabilities imposed on UTC may adversely affect an investment in UTC. The U.S. federal income tax consequences of the Otis distribution and the Carrier distribution will be described in the registration statements filed with the SEC in connection with each of the Otis distribution and the Carrier distribution, respectively.

THE FOREGOING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS OF RAYTHEON COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER AND ANY RAYTHEON SPECIAL DIVIDEND TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

Accounting Treatment

UTC prepares its financial statements in accordance with GAAP. The merger will be accounted for as an acquisition of Raytheon by UTC under the acquisition method of accounting in accordance with GAAP. UTC will be treated as the acquiror for accounting purposes.

All unaudited pro forma combined financial information contained in this joint proxy statement/prospectus were prepared using the acquisition method of accounting. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the estimated net fair value of Raytheon’s assets and liabilities. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments. Any decrease in the estimated net fair value of the assets and liabilities of Raytheon as compared to the unaudited pro forma information included in this joint proxy statement/prospectus will have the effect of increasing the goodwill recognized related to the merger.

NYSE Listing; Delisting and Deregistration of Raytheon Common Stock

Prior to the completion of the merger, UTC has agreed to use its reasonable best efforts to cause the shares of UTC common stock to be issued in connection with the merger to be approved for listing on the NYSE. The listing of the shares of UTC common stock on the NYSE, subject to official notice of issuance, is also a condition to completion of the merger.

If the merger is completed, Raytheon common stock will cease to be listed on the NYSE and Raytheon common stock will be deregistered under the Exchange Act.

Litigation Relating to the Merger

As of September 3, 2019, ten complaints have been filed by purported Raytheon stockholders challenging the proposed merger. Eight of these actions were filed in the United States District Court for the District of Delaware and are captioned Gross v. Raytheon, et al., No. 1:19-cv-01353 (D. Del.); Lowinger v. Raytheon, et al., No. 1:19-cv-01376 (D. Del.); Wolf v. Raytheon, et al., No. 1:19-cv-01386 (D. Del.); Lovoi v. Raytheon, et al., No. 1:19-cv-01389 (D. Del.); Kendall v. Raytheon, et al., No. 1:19-cv-01423 (D. Del.); Printz v. Raytheon, et al., No. 1:19-cv-01426 (D. Del.); Faulkner v. Raytheon, et al., No. 1:19-cv-01477 (D. Del.); and Wann v. Raytheon, et al., No. 1:19-cv-01507 (D. Del.). The two remaining actions were filed in the United States District Court for the Southern District of New York and are captioned Ford v. Raytheon, et al., No. 1:19-cv-06953 (S.D.N.Y.) and Bushansky v. Raytheon, et al., No. 1:19-cv-07242 (S.D.N.Y.). The complaints in each of the actions name Raytheon and the members of the Raytheon Board as defendants. In addition, the Gross, Wolf and Lovoi complaints also name UTC and Merger Sub as defendants, and the Gross complaint names Raytheon’s financial advisors as additional defendants. The complaints generally assert claims under Sections 14(a) and 20(a) of the Exchange Act challenging the adequacy of certain disclosures made in the joint proxy statement/prospectus which forms part of the registration statement on Form S-4 filed with the SEC on July 17, 2019. The Gross, Ford, Bushansky and Wann actions assert claims individually, while the remaining actions assert claims on behalf of a purported class of Raytheon stockholders. The complaints seek, among other relief, an injunction preventing Raytheon from holding the Raytheon special meeting or consummating the transaction, damages in the event that the merger is consummated, and attorneys’ fees. In addition, one complaint, captioned Laidlaw v. Hayes et al., No. FBT-CV-19-6089115-S (Ct. Sup. Ct.), has been filed by a purported UTC shareowner in Connecticut Superior Court against UTC and the UTC Board. The complaint asserts claims under Conn. Gen. Stat. § 36b-4 and Connecticut common law challenging the adequacy of the disclosures made in the joint proxy statement/prospectus which forms part of the registration statement on Form S-4 filed with the SEC on July 17, 2019. The complaint seeks, among other relief, an injunction prohibiting the parties from completing the merger, damages, and attorneys' fees. Raytheon and UTC believe the claims asserted in the complaints are without merit.

Restrictions on Sales of Shares of UTC Common Stock Received in the Merger

All shares of UTC common stock received by Raytheon stockholders in the merger will be freely tradable for purposes of the Securities Act and the Exchange Act, except for shares of UTC common stock received by any Raytheon stockholder who becomes an “affiliate” of the combined company after completion of the merger (such as Raytheon directors or executive officers who become directors or executive officers of the combined company after the merger). This joint proxy statement/prospectus does not cover resales of shares of UTC common stock received by any person upon completion of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement. The descriptions of the merger agreement in this section and elsewhere in this joint proxy statement/prospectus are qualified in their entirety by reference to the complete text of the merger agreement, a copy of which merger agreement is attached as Annex A and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to carefully read the entire merger agreement.

Explanatory Note Regarding the Merger Agreement

The merger agreement is included to provide you with information regarding its terms. Neither the merger agreement nor the summary of its material terms included in this section is intended to provide any factual information about UTC or Raytheon. Factual disclosures about UTC and Raytheon contained in this joint proxy statement/prospectus and/or in the public reports of UTC and Raytheon filed with the SEC (as described in the section entitled “Where You Can Find More Information”) may supplement, update or modify the disclosures about UTC and Raytheon contained in the merger agreement. The merger agreement contains representations and warranties and covenants of the parties customary for a merger of this nature. The representations and warranties contained in the merger agreement were made only for purposes of the merger agreement as of the specific dates therein; were made solely for the benefit of the parties to the merger agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the merger agreement except for the limited purposes expressly set forth therein and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in UTC’s or Raytheon’s public disclosures. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about UTC or Raytheon at the time they were made or otherwise.

Structure of the Merger

The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, and in accordance with the DGCL, Merger Sub will be merged with and into Raytheon at the completion of the merger. As a result of the merger, the separate corporate existence of Merger Sub will cease, and Raytheon will continue as the surviving corporation. At the completion of the merger, the by-laws of UTC will be amended and restated in their entirety to be in the form attached to the merger agreement as Exhibit A, and a copy of which is attached to this joint proxy statement/prospectus as Annex B.

At the completion of the merger, the certificate of incorporation of Raytheon and the by-laws of Raytheon will be amended and restated in their entirety to be in the form of the certificate of incorporation of Merger Sub and the by-laws of Merger Sub, respectively, as in effect immediately prior to the completion of the merger (except that (1) the name of the surviving corporation will be “Raytheon Company” and (2) the reference to the incorporator will be removed).

Merger Consideration

At the completion of the merger, upon the terms and subject to the conditions set forth in the merger agreement, each issued and outstanding share of Raytheon common stock (other than shares held by Raytheon as treasury stock) will be converted into the right to receive the merger consideration, which is:

•	2.3348 fully paid and nonassessable shares of UTC common stock; plus
•	if applicable, cash in lieu of fractional shares of UTC common stock.

The 2.3348 shares of UTC common stock into which each share of Raytheon common stock (other than shares held by Raytheon as treasury stock) will be converted is referred to as the exchange ratio.

The exchange ratio is fixed, which means that it will not change between now and the date of the completion of the merger, regardless of whether the market price of either Raytheon common stock or UTC common stock changes. Therefore, the value of the merger consideration will depend on the market price of UTC common stock at the completion of the merger.

The market price of UTC common stock has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the special meetings, the date of each of the distributions, the date the merger is completed and thereafter. The value of UTC common stock that Raytheon stockholders will receive in the merger will reflect UTC RemainCo and will not include the value of the Otis business and the Carrier business as the market price of UTC common stock currently does. Therefore, as a result of the distributions, the market price of shares of UTC common stock is expected to decline. We cannot predict the amount of this decline, and it is not possible to estimate the value of UTC common stock following the distributions or the merger in advance of an active trading market for Otis and Carrier, and because of this, the implied value of the consideration to Raytheon stockholders may fluctuate between now and the completion of the merger. The market value of the UTC common stock to be issued in exchange for Raytheon common stock upon the completion of the merger will not be known at the time of the Raytheon special meeting or the UTC special meeting. Therefore, current and historical market prices of UTC common stock are not reflective of the value that Raytheon stockholders will receive in the merger, and the current stock price quotations for Raytheon common stock and UTC common stock may not provide meaningful information to UTC shareowners in determining whether to approve the UTC share issuance proposal or to Raytheon stockholders in determining whether to approve the Raytheon merger proposal. Both UTC’s and Raytheon’s common stock is traded on the NYSE under the symbols “UTX” and “RTN,” respectively. UTC shareowners and Raytheon stockholders are encouraged to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

As promptly as practicable following the completion of the merger, upon the terms and subject to the conditions set forth in the merger agreement, UTC’s exchange agent will determine the excess of (1) the number of full shares of UTC common stock delivered to the exchange agent by UTC for issuance to holders of certificates or book-entry shares of Raytheon common stock over (2) the aggregate number of full shares of UTC common stock to be distributed to holders of certificates or book-entry shares (such excess being referred to as the excess shares). As soon as practicable after the completion of the merger, the exchange agent, as agent for such holders of certificates and book-entry shares, will sell the excess shares at then prevailing prices on the NYSE. The sale of the excess shares by the exchange agent will be executed on the NYSE and will be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to the holders of certificates or book-entry shares, the exchange agent will hold such proceeds in trust for such holders. The net proceeds of any such sale or sales of excess shares to be distributed to the holders of certificates or book-entry shares will be reduced by any and all commissions, transfer taxes and other out-of-pocket transaction costs, as well as any expenses, of the exchange agent incurred in connection with such sale or sales.

No fractional share of UTC common stock will be issued upon the conversion or surrender for exchange of certificates or book-entry shares, and such fractional share interests will not entitle the owner thereof to any UTC common stock or to vote or to any other rights of a holder of UTC common stock. Each holder of shares of Raytheon common stock converted pursuant to the merger who would otherwise have been entitled to receive a fraction of a share of UTC common stock (after taking into account all certificates and book-entry shares delivered by such holder) will receive, in lieu thereof, cash (without interest) in an amount equal to the product of (1) the amount of the aggregate net proceeds of any sale of excess shares at then prevailing prices on the NYSE and executed in round lots to the extent practicable by the exchange agent, which such net proceeds are reduced by any and all commissions, transfer taxes and other out-of-pocket transaction costs, as well as any expenses, of the exchange agent incurred in connection with such sale or sale and (2) a fraction, (a) the numerator of which is the amount of the fractional share interest to which such holder of shares of Raytheon common stock is entitled (after taking into account all certificates and book-entry shares then held by such holder) and (b) the denominator of which is the aggregate amount of fractional share interests to which all holders of shares of Raytheon common stock are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of shares of Raytheon common stock with respect to any fractional share interests, the exchange agent will promptly pay such amounts to such holders subject to and in accordance with the terms and conditions set forth in the merger agreement; provided that no cash payment in lieu of fractional shares will be paid to any such holder pursuant to the merger agreement until the surrender of the certificates or book-entry shares held by such holders of shares of Raytheon common stock in accordance with the terms and conditions set forth in the merger agreement. The payment of cash in lieu of fractional share interests pursuant to the terms and conditions set forth in the merger agreement is not separately bargained-for consideration.

In accordance with Section 262 of the DGCL, no appraisal rights will be available to holders of Raytheon common stock or UTC common stock in connection with the merger. UTC shareowners will continue to own their existing shares of UTC common stock, the form of which will not be changed by the merger.

Treatment of Raytheon Equity Awards

The merger will constitute a “change in control” for purposes of the Raytheon 2010 Stock Plan and all awards granted thereunder.

Treatment of Raytheon Restricted Stock Awards

Upon completion of the merger, each then-outstanding Raytheon restricted stock award, will, automatically and without any action on the part of the holder thereof: (1) if such Raytheon restricted stock award becomes vested at the completion of the merger pursuant to its terms, be converted into the right to receive a number of shares of UTC common stock equal to the product of (a) the number of shares of Raytheon common stock subject to such Raytheon restricted stock award immediately prior to the completion of the merger and (b) the exchange ratio (with a cash payment in respect of any fractional shares in accordance with the terms and conditions set forth in the merger agreement), less applicable tax withholding or (2) if such Raytheon restricted stock award does not become vested at the completion of the merger pursuant to its terms, be converted into an award of unvested restricted shares of UTC common stock with the same terms and conditions that applied to such Raytheon restricted stock award immediately prior to the completion of the merger, relating to a number of shares of UTC common stock equal to the product, rounded to the nearest whole number of shares, of (a) the number of shares of Raytheon common stock subject to such Raytheon restricted stock award immediately prior to the completion of the merger and (b) the exchange ratio.

Treatment of Raytheon RSU Awards

Upon completion of the merger, each then-outstanding Raytheon RSU award, will, automatically and without any action on the part of the holder thereof: (1) if such Raytheon RSU award becomes vested at the completion of the merger pursuant to its terms, be cancelled and converted into the right to receive a number of shares of UTC common stock equal to the product of (a) the number of shares of Raytheon common stock subject to such Raytheon RSU award immediately prior to the completion of the merger and (b) the exchange ratio (plus a cash payment in respect of any fractional shares in accordance with the terms and conditions set forth in the merger agreement), less applicable tax withholding or (2) if such Raytheon RSU award does not become vested at the completion of the merger pursuant to its terms, be converted into an award of UTC restricted stock units with the same terms and conditions that applied to such Raytheon RSU award immediately prior to the completion of the merger, relating to a number of shares of UTC common stock equal to the product, rounded to the nearest whole number of shares, of (a) the number of shares of Raytheon common stock subject to such Raytheon RSU award immediately prior to the completion of the merger and (b) the exchange ratio.

Treatment of Raytheon PSU Awards

Upon completion of the merger, each then-outstanding Raytheon PSU award, will, automatically and without any action on the part of the holder thereof, be converted into an award of UTC restricted stock units with the same terms and conditions (other than performance-based vesting conditions) that applied to such Raytheon PSU award immediately prior to the completion of the merger, relating to a number of shares of UTC common stock equal to the product, rounded to the nearest whole number of shares, of (1) the number of shares of Raytheon common stock subject to such Raytheon PSU award immediately prior to the completion of the merger (with such number of shares determined by deeming the applicable performance conditions to be achieved at, (a) if the completion of the merger occurs within the first calendar year of the relevant performance cycle, target level of performance, and (b) if the completion of the merger occurs on or after completion of the first calendar year of the relevant performance cycle, (i) with respect to the relative total stockholder return performance metric, actual performance through the last business day preceding the closing date of the merger, and (ii) with respect to the return on invested capital and cumulative free cash flow performance metrics, actual performance for all completed calendar years in the relevant performance cycle and assumed performance at target for each remaining calendar year of the performance cycle (with determinations of actual performance made by the Management Development and Compensation Committee of the Raytheon Board after consultation with UTC)) and (2) the exchange ratio.

Closing and Effectiveness of the Merger

Unless another time, date or place is agreed to in writing by UTC and Raytheon, the closing of the merger will occur at 8:00 a.m. (New York time) on the first day of the month (or, if such day is not a business day, the following business day) that is at least three business days after the satisfaction or waiver of all of the closing conditions set forth in the merger agreement (other than those conditions that by their terms are to be fulfilled at the closing of the merger, but subject to the fulfillment or waiver of such conditions); provided that the closing conditions relating to the completion by UTC of the separation and the distributions and the receipt by UTC of certain tax and solvency opinions in relation thereto may be satisfied at any time prior to the closing of the merger (including on the closing date of the merger, prior to the closing of the merger) at the discretion of UTC.

The merger will become effective at the time when the certificate of merger has been duly filed with the Secretary of State of the State of Delaware or such later time as may be mutually agreed by UTC and Raytheon and specified in the certificate of merger; provided that in no event will the merger become effective at or prior to the effective time of the distributions or, if both distributions will not have the same effective time, the effective time of the second distribution.

Conversion of Shares; Exchange of Certificates; Fractional Shares

The conversion of shares of Raytheon common stock (other than the excluded shares) into the right to receive the merger consideration will occur automatically at the completion of the merger.

As promptly as practicable after the completion of the merger, and in no event later than the fifth business day after such time, UTC’s exchange agent will mail a letter of transmittal to each holder of record of a certificate that immediately prior to the completion of the merger represented outstanding shares of Raytheon common stock. The letter of transmittal will specify that delivery of certificates will be effected and risk of loss and title to such certificates will pass only upon proper delivery of such certificates (or affidavits of loss in lieu of such certificates) to the exchange agent and will be in the form and have such other provisions as are reasonably acceptable to UTC and Raytheon. The letter of transmittal will be accompanied by instructions (in the form and having such provisions as are reasonably acceptable to UTC and Raytheon) for use in effecting the surrender of the certificates in exchange for the number of shares of UTC common stock (which will be in book-entry form) representing, in the aggregate, (1) the whole number of shares that such holder has the right to receive in respect of such certificates pursuant to the merger agreement, (2) any dividends or other distributions payable pursuant to the merger agreement and (3) cash in lieu of fractional shares of UTC common stock payable pursuant to the merger agreement, collectively referred to as the exchange payment. Upon surrender of a certificate (or affidavit of loss in lieu thereof) for cancellation to the exchange agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such certificate will be entitled to receive in exchange the exchange payment.

No holder of record of a book-entry share that immediately prior to the completion of the merger represented outstanding shares of Raytheon common stock will be required to deliver a certificate or letter of transmittal or surrender such book-entry shares to the exchange agent, and in lieu thereof, each book-entry share will automatically on the completion of the merger be entitled to receive the exchange payment. No interest will be paid or will accrue for the benefit of holders of the certificates or book-entry shares on the merger consideration or any cash payable pursuant to the merger agreement.

As of the completion of the merger, shares of Raytheon common stock will no longer be outstanding and will automatically be canceled and retired and will cease to exist. As of the completion of the merger, each holder of a certificate or book-entry share representing any shares of Raytheon common stock will cease to have any rights with respect thereto, except the right to receive the merger consideration as described above and subject to the terms and conditions set forth in the merger agreement.

Subject to applicable law, the holders of UTC common stock issued in exchange for certificates or book-entry shares as described above will receive, without interest, (1) at the time of delivery of such UTC common stock by the exchange agent, the amount of dividends or other distributions, if any, with a record date after the completion of the merger paid with respect to such shares of UTC common stock and (2) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date after the completion of the merger, but before the delivery of UTC common stock by the exchange agent, and a payment date subsequent to such delivery of such UTC common stock by the exchange agent pursuant to the merger agreement, payable with respect to such shares of UTC common stock.

Each of UTC, Merger Sub, the surviving corporation and the exchange agent will be entitled to deduct and withhold from any amounts otherwise payable pursuant to the merger agreement to any person such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of applicable tax law. Any amounts so withheld will be treated for all purposes of the merger agreement as having been paid to the person in respect of which such deduction and withholding was made.

All shares of UTC common stock issued pursuant to the merger agreement will be issued in book-entry form.

Governance of the Combined Company

The merger agreement and the form of the amended and restated by-laws of UTC, copies of which are attached to this joint proxy statement/prospectus as Annex A and Annex B, respectively, contain certain provisions relating to the governance of the combined company following completion of the merger, which reflect the merger of equals structure of the proposed business combination as set forth below.

Combined Company Name and Ticker Symbol

UTC’s certificate of incorporation will be amended effective as of the completion of the merger to change the name of the combined company to “Raytheon Technologies Corporation.” The ticker symbol of the combined company following the completion of the merger will be “RTX.”

By-laws

At the completion of the merger, the by-laws of UTC will be amended and restated in their entirety as provided in the merger agreement, and as so amended and restated, the by-laws of UTC will be the by-laws of the combined company, until thereafter amended as provided therein or in accordance with applicable law. The by-laws of UTC as amended and restated pursuant to the merger agreement will implement certain governance matters for the combined company following the completion of the merger.

Headquarters

After the completion of the merger, the combined company will have its headquarters in the Greater Boston Metropolitan Area. Prior to the specified date, a resolution of at least 75% of the then-serving directors of the combined company will be required to change the location of the combined company’s headquarters.

Executive Chair and Chief Executive Officer of the Combined Company; Other Officers

The Chief Executive Officer of UTC as of immediately before the completion of the merger will continue to serve as the Chief Executive Officer of the combined company. The Chief Executive Officer of Raytheon as of immediately before the completion of the merger will be appointed to serve as the Executive Chairman of the combined company for a term ending upon the specified date, after which the Chief Executive Officer of the combined company will become the Chairman of the combined company in addition to continuing to serve as the Chief Executive Officer, with the removal of either of the foregoing individuals during such time (and in the case of the Chief Executive Officer of UTC as of immediately prior to the completion of the merger, until the later of (1) the specified date and (2) the one-year anniversary of his succeeding to the role of Chairman of the combined company) being brought before the board of directors of the combined company only upon the approval of at least 75% of the then-serving directors of the combined company. Until the specified date, the replacement of the Chief Executive Officer of the combined company in accordance with the amended and restated by-laws will be determined by the independent directors, including at least two UTC independent continuing directors and two Raytheon independent continuing directors (each as defined below).

Officers of the combined company as of the completion of the merger, other than the Executive Chairman and the Chief Executive Officer, will be mutually agreed between UTC and Raytheon, cooperating in good faith and through a process overseen by each company’s Chief Executive Officer.

Board of Directors

The board of directors of the combined company as of the completion of the merger will have 15 members, consisting of:

•	seven directors, designated by the UTC Board, each of whom will be a member of the UTC Board as of immediately before the completion of the merger and each of whom will qualify as an “independent director” under the listing standards of the NYSE and the applicable rules of the SEC, referred to, together with the Chief Executive Officer of UTC as of immediately before the completion of the merger, as the UTC continuing directors;
•	six directors, designated by the Raytheon Board, each of whom will be a member of the Raytheon Board as of immediately before the completion of the merger and each of whom will qualify as an “independent director” under the listing standards of the NYSE and the applicable rules of the SEC, referred to, together with the Chief Executive Officer of Raytheon as of immediately before the completion of the merger, as the Raytheon continuing directors; and
•	the Chief Executive Officer of UTC as of immediately before the completion of the merger and the Chief Executive Officer of Raytheon as of immediately before the completion of the merger.

Following the completion of the merger and until the specified date, unless at least 75% of the then-serving directors of the combined company adopt a resolution to the contrary, the board of directors will continue to be comprised of UTC continuing directors (and, in the event of a vacancy among the UTC continuing directors, a replacement UTC continuing director proposed by the remaining UTC continuing directors) and Raytheon continuing directors (and, in the event of a vacancy among the Raytheon continuing directors, a replacement Raytheon continuing director proposed by the remaining Raytheon continuing directors), as described above.

Lead Independent Director

The board of directors of the combined company will designate a Lead Independent Director. Following the completion of the merger and until the specified date, unless at least 75% of the then-serving directors of the combined company adopt a resolution to the contrary, the Lead Independent Director will be designated from among the independent Raytheon continuing directors.

Committees of the Board of Directors

Following the completion of the merger and until the specified date, unless at least 75% of the then-serving directors of the combined company adopt a resolution to the contrary, the board of directors of the combined company will have the following standing committees: the Audit Committee, the Compensation Committee, the Committee on Governance and Public Policy, the Finance Committee and the Special Activities Committee. The chair of each of the Special Activities Committee, the Compensation Committee and the Committee on Governance and Public Policy will be a Raytheon continuing director (or, in the event of a vacancy among the Raytheon continuing directors, a replacement Raytheon continuing director proposed by the remaining Raytheon continuing directors). The chair of each of the Audit Committee and the Finance Committee will be a UTC continuing director (or, in the event of a vacancy among the UTC continuing directors, a replacement UTC continuing director proposed by the remaining UTC continuing directors). The number of Raytheon continuing directors on each committee will be the same as the number of UTC continuing directors on such committee.

Fiscal Year

The fiscal year of the combined company will be the calendar year.

Representations and Warranties; Material Adverse Effect

The merger agreement contains representations and warranties made by Raytheon to UTC and by UTC to Raytheon (generally excluding the Otis business and the Carrier business). Certain of the representations and warranties in the merger agreement are subject to materiality or “material adverse effect” qualifications (that is, they will not be deemed to be inaccurate or incorrect unless their failure to be true or correct is material or would result in a “material adverse effect” (as defined below) on the company making such representation or warranty). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation or warranty did not have knowledge. Furthermore, each of the representations and warranties is subject to the qualifications set forth in the disclosure letter delivered to UTC by Raytheon, in the case of representations and warranties made by Raytheon, or the disclosure letter delivered to Raytheon by UTC, in the case of representations and warranties made by UTC (with each letter referred to as that party’s disclosure letter), as well as the reports of Raytheon or UTC, as applicable, filed with the SEC and publicly available during the period from January 1, 2017 through the day prior to the date of the merger agreement (excluding any disclosures set forth in any risk factor section or in any section relating to forward-looking statements and other disclosures that are predictive or forward-looking in nature).

The representations and warranties made by Raytheon to UTC, and by UTC to Raytheon, under the merger agreement relate to, among other things:

•	due organization, valid existence, good standing and qualification to do business;
•	corporate authorization of the merger agreement and the transactions contemplated by the merger agreement and the valid and binding nature of the merger agreement;
•	the absence of any conflicts or violations of organizational documents and other agreements or laws;
•	required consents and approvals from governmental entities;
•	capitalization;
•	capitalization and ownership of subsidiaries;
•	documents filed with the SEC and financial statements;
•	the absence of certain undisclosed liabilities;
•	internal controls and disclosure controls and procedures relating to financial reporting;
•	accuracy of information supplied or to be supplied in connection with this joint proxy statement/prospectus;
•	conduct of their businesses in the ordinary course and the absence of a material adverse effect;
•	possession of, and compliance with, permits necessary for the conduct of such party’s business, compliance with applicable laws and absence of governmental orders;
•	compliance with certain domestic and foreign corruption laws, customs and international trade laws and sanctions;
•	the absence of certain legal proceedings and investigations;
•	employee benefit plans;
•	labor and employment matters;
•	tax matters and the intended tax treatment of various transactions;
•	intellectual property, information technology and data protection;
•	material contracts;
•	government contracts and government bids;
•	environmental matters;
•	real property;
•	shareowner or stockholder voting requirements in connection with the transactions contemplated by the merger agreement;
•	receipt of opinions from the party’s financial advisors; and
•	brokers and transaction-related fees and expenses.

The merger agreement also contains additional representations and warranties by UTC to Raytheon, relating to, among other things, the following:

•	sufficiency of (1) UTC’s surplus to effect each of the Otis distribution and the Carrier distribution and (2) the surplus of each of Otis SpinCo and Carrier SpinCo to effect the applicable pre-closing cash distribution and/or the issuance to UTC of Otis SpinCo debt securities of or Carrier SpinCo debt securities, as applicable, in each case, at the time of the applicable distribution and/or issuance;
•	accuracy of information supplied or to be supplied in connection with the registration statements to be filed by each of Otis SpinCo and Carrier SpinCo in connection with the distributions; and
•	capital structure and organization of Merger Sub, corporate authorization of the merger agreement and the transactions contemplated by the merger agreement by Merger Sub and the valid and binding nature of the merger agreement with respect to Merger Sub.

The representations and warranties of each of Raytheon and UTC will expire upon the completion of the merger.

Certain of the representations and warranties made by Raytheon and UTC are qualified as to “knowledge,” “materiality” or “material adverse effect.” For purposes of the merger agreement, “material adverse effect,” when used in reference to Raytheon or UTC, means any change, event or development that has had, or would reasonably be expected to have, individually or in the aggregate with all other changes, events or developments, a material adverse effect on the business, financial condition or results of operations of Raytheon and its subsidiaries, taken as a whole, or UTC RemainCo and its subsidiaries (without giving effect to the merger), taken as a whole, respectively, excluding any change, event or development to the extent that it results from or arises out of:

•	general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction;
•	any failure, in and of itself, by Raytheon or UTC, respectively, to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial metrics for any period (except that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be, a material adverse effect on Raytheon or UTC, respectively, unless otherwise excluded from the definition of “material adverse effect”);
•	the execution and delivery of the merger agreement or the public announcement or pendency of the merger or any of the other transactions contemplated by the merger agreement, including any litigation resulting or arising therefrom or with respect thereto or the impact thereof on the relationships of Raytheon or UTC, respectively, and its subsidiaries, with customers, suppliers or partners (except that this exception does not apply with respect to the representations or warranties contained in the merger agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of the merger agreement or the completion of the merger or the performance of obligations under the merger agreement), or compliance with or performance of the merger agreement;
•	any change, in and of itself, in the market price or trading volume of the securities of Raytheon or UTC, respectively (except that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a material adverse effect on Raytheon or UTC, respectively, unless otherwise excluded in this definition of “material adverse effect”);
•	any change in applicable laws or GAAP (or authoritative interpretation thereof);
•	geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, or any trade wars or sanctions;
•	any hurricane, tornado, flood, earthquake or other natural disaster;
•	any changes, including in credit ratings or credit outlook, generally affecting the industries in which Raytheon or UTC operates; or

•	any action required by Section 6.3 of the merger agreement, which relates to the parties’ efforts to complete the transactions contemplated by the merger agreement, including obtaining required governmental consents and approvals, or Section 6.16 of the merger agreement, which relates to UTC’s obligations relating to the separation and the distributions;

provided that the exceptions described in the first, fifth, sixth, seventh and eighth bullet points will not apply to the extent the changes, events or developments described in such bullet points have a disproportionate impact on Raytheon and its subsidiaries, or UTC RemainCo and its subsidiaries (without giving effect to the merger), as applicable, relative to other participants in the industries in which Raytheon and its subsidiaries, or UTC RemainCo and its subsidiaries (without giving effect to the merger), respectively, operate.

Covenants and Agreements

Conduct of Business

Each of Raytheon and UTC has agreed to certain covenants in the merger agreement regarding the conduct of their respective businesses between the date of the merger agreement and the completion of the merger. Between the date of the merger agreement and the completion of the merger, except as (1) set forth in the applicable party’s disclosure letter, (2) required by applicable law, (3) otherwise contemplated by the merger agreement (in the case of UTC, including in connection with the separation and the distributions) or (4) consented to by the other party in writing (which consent will not be unreasonably withheld, conditioned or delayed), each of Raytheon and UTC (a) will, and will cause their respective subsidiaries to, use reasonable best efforts to carry on the businesses of Raytheon and its subsidiaries and the businesses of UTC RemainCo, respectively, in all material respects in the ordinary course consistent with past practice, and (b) will not, and will not permit any of their respective subsidiaries to:

•	declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock (except for dividends or distributions by Raytheon’s or UTC’s direct or indirect subsidiaries and except that Raytheon and UTC may continue to declare and pay their respective regular quarterly dividends in accordance with their existing dividend policies, in amounts as set forth in the applicable party’s disclosure letter);
•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, other than, solely with respect to the capital stock or other securities of its wholly owned subsidiaries, actions or transactions solely between Raytheon or UTC, as applicable, and its wholly owned subsidiaries, or among Raytheon’s wholly owned subsidiaries or UTC’s wholly owned subsidiaries, as applicable;
•	purchase, redeem or otherwise acquire any shares of its capital stock or the capital stock of any of its subsidiaries or any other of its or their securities or any rights, warrants or options to acquire such shares or other securities (other than certain acquisitions of shares from holders of awards under Raytheon’s or UTC’s equity plans, as applicable), other than, solely with respect to the capital stock or other securities of its wholly owned subsidiaries, actions or transactions solely between Raytheon or UTC, as applicable, and its wholly owned subsidiaries, or among Raytheon’s wholly owned subsidiaries or UTC’s wholly owned subsidiaries, as applicable;
•	issue, deliver, sell, pledge or otherwise encumber or subject to any lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than (1) in connection with the settlement of Raytheon’s or UTC’s equity awards, as applicable, outstanding as of the date of the merger agreement in accordance with their present terms or granted after the date of the merger agreement to the extent permitted by the terms of the merger agreement, (2) as required by a benefit plan in effect on the date of the merger agreement, (3) in connection with grants of equity awards in the ordinary course of business consistent with past practice subject to the limitations in the applicable party’s disclosure letter, (4) solely with respect to the capital stock or other securities of its wholly owned subsidiaries, transactions solely between Raytheon or UTC, as applicable, and its wholly owned subsidiaries, or among Raytheon’s wholly owned subsidiaries or UTC’s wholly owned subsidiaries, as applicable, and (5) with respect to UTC, the adjustment and/or conversion of UTC’s equity awards as contemplated by the separation principles;
•	other than in the ordinary course of business consistent with past practice, amend or waive any material provision of, renew or terminate certain specified contracts or enter into certain specified contracts;

•	with respect to Raytheon or the UTC aerospace businesses, as applicable, (1) acquire any equity interests in, or make any investment in or any capital contribution to, any person, or acquire a substantial portion of the assets or business of any person (or any division or line of business thereof), including in each case by merger or consolidation or (2) otherwise acquire any material assets, other than in the ordinary course of business, except, in the case of each of (1) and (2), (a) for transactions solely between Raytheon or UTC, as applicable, and its subsidiaries, or among Raytheon’s subsidiaries or UTC’s subsidiaries, as applicable, (b) pursuant to any agreement in effect on the date of the merger agreement and made available to the other party prior to the date of the merger agreement or (c) in one or more transactions with respect to which the aggregate consideration does not exceed $500,000,000;
•	with respect to Raytheon or the UTC aerospace businesses, as applicable, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, allow to lapse or otherwise dispose of any material assets other than in the ordinary course of business, except (1) for transactions solely between Raytheon or UTC, as applicable, and its subsidiaries, or among Raytheon’s subsidiaries or UTC’s subsidiaries, as applicable, (2) pursuant to any agreement in effect on the date of the merger agreement and made available to the other party prior to the date of the merger agreement or (3) in one or more such transactions with respect to which the aggregate fair market value of such assets does not exceed $500,000,000;
•	with respect to Raytheon or the UTC aerospace businesses, as applicable, create, incur or assume any indebtedness for borrowed money, or issue any debt securities or any right to acquire debt securities, assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness of another person, enter into any agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, in each case, subject to certain exceptions, including (1) indebtedness incurred (a) in the ordinary course of business under Raytheon’s and UTC’s respective current borrowing agreements and facilities or any refinancing, substitution or replacement thereof or (b) to refinance any existing indebtedness so long as no additional restrictions or limitations in any material respect are imposed on Raytheon or UTC, as applicable as compared to the existing agreement, facility or indebtedness so refinanced, substituted or replaced, (2) intercompany indebtedness, (3) as required by existing contracts entered into in the ordinary course of business, (4) incremental indebtedness for borrowed money not to exceed $1,000,000,000 in an aggregate principal amount outstanding at any one time (other than in accordance with clauses (1) through (3)) or (5) guarantees by Raytheon or UTC, as applicable, of indebtedness for borrowed money of its subsidiaries (so along as Raytheon or UTC, as applicable, is in compliance with this paragraph) or performance guarantees by Raytheon or UTC, as applicable, of contracts or obligations of Raytheon or UTC, as applicable, entered into in the ordinary course of business, which, in the case of each of clauses (1) through (5) do not prohibit or limit the transactions contemplated by the merger agreement and do not include any termination, default or payment related to the transactions contemplated by the merger agreement;
•	other than any action with respect to taxes, with respect to Raytheon or the UTC aerospace businesses, as applicable, waive, release, assign, settle or compromise any pending or threatened action in writing (1) that is material to the businesses of Raytheon and its subsidiaries or the UTC aerospace businesses, as applicable, taken as a whole, or (2) if such waiver, release, assignment, settlement or compromise involves the payment by Raytheon or UTC RemainCo, as applicable, of an amount in excess of $100,000,000 for a single action or $500,000,000 in the aggregate for all such actions;
•	(1) make, change or revoke any material tax election, other than in the ordinary course of business, consistent with past practice, or (2) settle, compromise or abandon any material tax claims or liabilities if such settlement, compromise or abandonment involves the payment by Raytheon or its subsidiaries or UTC RemainCo or its subsidiaries (after giving effect to the distributions), as applicable, in an amount in excess of $100,000,000 for any single tax claim or liability or $500,000,000 in the aggregate for all such tax claims or liabilities;
•	with respect to Raytheon or the UTC aerospace businesses, as applicable, except as required by any benefit plan or collective bargaining or other labor agreement applicable to Raytheon or any of its subsidiaries or UTC RemainCo or any of its subsidiaries, as applicable, in each case, as in effect on the date of the merger agreement:

•	increase the compensation or benefits of any current or former officer, director or other employee (other than increases (1) made in the ordinary course of business consistent with past practice or (2) by reason of the payment, in the ordinary course of business consistent with past practice, of incentive compensation for completed past performance periods consistent with past practice and the applicable benefit plan);
•	enter into, adopt, amend or modify any benefit plan (other than (1) new employment agreements and offer letters entered into in the ordinary course of business consistent with past practice which do not provide for severance or change in control benefits or (2) any ordinary course amendment or modification that does not result in an enhancement of the compensation or benefits due under the applicable benefit plan);
•	accelerate the vesting or payment of any compensation or benefits of any current or former officer, director or other employee;
•	provide any funding for any rabbi trust or similar arrangement, or take any other action to fund or secure the payment of any compensation or benefit; or
•	grant to any current or former officer, director or other employee any right to receive any severance, change-in-control, retention, termination or similar compensation or benefits or increases therein (other than those retention arrangements set forth in the applicable party’s disclosure letter);
•	change any of its material financial accounting policies or procedures currently in effect, except (1) as required (or with respect to permitted early adoption of changes required) by GAAP, Regulation S-X of the Exchange Act or a governmental entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization), or (2) as required by applicable law;
•	with respect to Raytheon or the UTC aerospace businesses, as applicable, make any payment of, commitment for, or accrual of aggregate capital expenditures for any 12-month period that are greater than 120% of the capital expenditure budget disclosed to the other party;
•	(1) amend the organizational documents of Raytheon or UTC, as applicable or (2) with respect to Raytheon and its subsidiaries or UTC RemainCo and its subsidiaries, as applicable, merge or consolidate with any person (other than any merger or consolidation involving only Raytheon’s or UTC’s, as applicable, direct and indirect subsidiaries) or adopt or implement any plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization; or
•	authorize, or commit or agree to take, any of the foregoing actions.

No Solicitation of Alternative Transactions

Raytheon and UTC have each agreed not to, and to cause their respective controlled affiliates and its and their respective officers, directors, employees, and representatives not to, directly or indirectly:

•	solicit, initiate or knowingly encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries regarding, or the making of, any proposal the completion of which would involve (1) any transaction or series of transactions pursuant to which a third party, or the direct or indirect stockholders of such third party or the resulting company, acquires or would acquire, directly or indirectly, beneficial ownership of, or would otherwise own or control, directly or indirectly, more than 20% of the outstanding shares of common stock of such party or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the equity or voting power of such party (or the resulting company), (2) a merger, consolidation, share exchange or similar transaction pursuant to which any third party acquires or would acquire, directly or indirectly, assets or businesses of Raytheon or UTC RemainCo, as applicable, or any of its subsidiaries representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Raytheon or UTC RemainCo, as applicable, and its subsidiaries taken as a whole, (3) any transaction pursuant to which any third party acquires or would acquire, directly or indirectly, control of assets of Raytheon or UTC RemainCo, as applicable, or any of its subsidiaries representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Raytheon or UTC RemainCo, as applicable, and its subsidiaries taken as a whole, or (4) any disposition of assets of Raytheon or UTC RemainCo, as applicable, or any of its subsidiaries to a third party representing 20% or more of the consolidated revenues, net income or assets of Raytheon or UTC RemainCo, as applicable, and its subsidiaries, taken as a whole, such a transaction being referred to in this joint proxy statement/prospectus as an alternative transaction; or

•	participate in any discussions or negotiations, or cooperate in any way with any person (or group of persons), with respect to any inquiries regarding, or the making of, any proposal the completion of which would constitute an alternative transaction.

Notwithstanding these restrictions, the merger agreement provides that, if, at any time prior to obtaining the Raytheon stockholder approval or the UTC shareowner approval, as applicable, Raytheon or UTC receives a proposal that the Raytheon Board or the UTC Board, as applicable, determines in good faith (after consultation with its outside counsel and financial advisors) constitutes or would reasonably be expected to result in a “superior proposal” (as defined below) and which did not result from a breach of the non-solicitation obligations set forth in the merger agreement, then Raytheon or UTC, as applicable, may (1) furnish information with respect to itself and its subsidiaries to the person (or group of persons) making such proposal and its representatives pursuant to a customary confidentiality agreement containing confidentiality terms generally no less restrictive than the terms of the confidentiality agreement entered into between Raytheon and UTC (provided that all such information must have been previously provided to the other party or must be provided to the other party prior to or substantially concurrently with the time it is provided to such person) and (2) participate in discussions or negotiations regarding such proposal with the person (or group of persons) making such proposal and its representatives.

The merger agreement also requires each party to (1) notify the other party promptly, and in any event within 24 hours of receipt, of any request for information or proposal relating to an alternative transaction, the material terms and conditions of such request or proposal (including any changes thereto) and the identity of the person making such request or proposal, (2) keep the other party reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a reasonably current basis and (3) provide the other party, as soon as reasonably practicable, copies of all correspondence and other written materials exchanged with the person making such request or proposal or its representatives that describes or contains any such request or proposal.

For purposes of the merger agreement, a “superior proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an alternative transaction (with all references to 20% in the definition of “alternative transaction” above being treated as references to 50%) that (1) did not result from a breach of the applicable non-solicitation obligations set forth in the merger agreement, (2) is on terms that the Raytheon Board or the UTC Board, as applicable, determines in good faith (after consultation with its outside financial advisors and outside legal counsel) to be superior from a financial point of view to the party’s stockholders than the transactions contemplated by the merger agreement, taking into account all relevant factors (including any changes to the merger agreement that may be proposed by the other party to the merger agreement in response to such alternative transaction proposal and the identity of the person making such alternative transaction proposal) and (3) is reasonably likely to be completed in accordance with its terms, taking into account all financial, regulatory, legal and other aspects of such proposal, and is not subject to a diligence or financing condition.

Changes in Board Recommendations

Raytheon and UTC have agreed under the merger agreement to, through their respective boards of directors, recommend to Raytheon’s stockholders the Raytheon merger proposal or to UTC’s shareowners the UTC share issuance proposal, respectively, and to include such recommendations in this joint proxy statement/prospectus.

The merger agreement provides that, subject to the exceptions described below, neither the Raytheon Board nor the UTC Board will (1) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, or fail to make, in each case in a manner adverse to the other party, its approval or recommendation of the merger or the merger agreement, (2) approve or recommend, or propose publicly to approve or recommend, any alternative transaction, (3) fail to include in this joint proxy statement/prospectus its recommendation in favor of the merger agreement and the Raytheon merger proposal or the UTC share issuance proposal, as applicable, (4) fail to send to its securityholders, within ten business days after the commencement of a tender or exchange offer relating to shares of Raytheon common stock or UTC common stock, as applicable (or, if earlier, at least two business days prior to the Raytheon special meeting or the UTC special meeting, as applicable), a statement disclosing that Raytheon or UTC, as applicable, recommends rejection of such tender or exchange offer and reaffirming its recommendation of the merger agreement and the merger or (5) fail to publicly reaffirm its recommendation of the merger agreement and the merger within ten business days of the other party’s written request to do so (or, if earlier, at least two business days prior to the Raytheon special meeting or the UTC special meeting, as applicable), following the public announcement of any alternative transaction proposal (or any material amendment, including any change to the price or form of consideration); provided that Raytheon or UTC, as applicable, will not be entitled to make such written request, and the board of directors of the other party shall not be required to make such reaffirmation, more than once with respect to any particular alternative transaction (or any material amendment thereto, including any change to the price or form of consideration) (any action in clauses (1) through (5) is referred to as a board recommendation change).

Notwithstanding the foregoing restrictions, in the event that, prior to obtaining the Raytheon stockholder approval or the UTC shareowner approval, the Raytheon Board or the UTC Board, as applicable, determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that it has received a superior proposal that was not solicited, initiated, knowingly encouraged or facilitated or otherwise procured in violation of the merger agreement, the Raytheon Board or the UTC Board, as applicable, may effect a board recommendation change (other than under clause (2) of the paragraph immediately above) if (1) it determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, (2) it has notified the other party in writing that it intends to effect a board recommendation change, (3) it has provided the other party with a copy of the proposed definitive agreements and other proposed transaction documentation between Raytheon and UTC, as applicable, and the person making such superior proposal, and the identity of the person making such superior proposal, (4) for a period of four business days following the notice delivered to the other party, Raytheon or UTC, as applicable, shall have discussed and negotiated in good faith and made its representatives available to discuss and negotiate in good faith (in each case to the extent the other party desires to negotiate) with the other party’s representatives any proposed modifications to the terms and conditions of the merger agreement or the transactions contemplated by the merger agreement so that the failure to take such action would no longer be inconsistent with its fiduciary duties under applicable law (provided that any amendment to any material term or condition of any superior proposal will require a new notice and a new negotiation period that will expire on the later to occur of (a) two business days following delivery of such new notice and (b) the expiration of the original four business day period) and (5) no earlier than the end of such negotiation period, the Raytheon Board or the UTC Board, as applicable, shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to the merger agreement, that (a) the alternative transaction still constitutes a superior proposal and (b) the failure to take such action would still be inconsistent with its fiduciary duties under applicable law.

Neither the Raytheon Board or the UTC Board nor any committee thereof will cause or permit Raytheon or its controlled affiliates or UTC or its controlled affiliates, as applicable, to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any alternative transaction, or requiring, or reasonably likely to cause, it to terminate, delay or fail to complete, or that would otherwise impede, interfere with or be inconsistent with, the completion of the merger (other than a confidentiality agreement otherwise permitted by the merger agreement).

In addition, prior to obtaining the Raytheon stockholder approval or the UTC shareowner approval, the Raytheon Board or the UTC Board, as applicable, may, in response to an “intervening event” (as defined below) effect a board recommendation change only if (1) it determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, (2) it has notified the other party in writing that it intends to effect a board recommendation change (which notice shall specify the facts and circumstances providing the basis of the intervening event and for the determination by the Raytheon Board or the UTC Board, as applicable, to effect a board recommendation change in reasonable detail), (3) for a period of four business days following the notice delivered to the other party, Raytheon or UTC, as applicable, shall have discussed and negotiated in good faith and made its representatives available to discuss and negotiate in good faith (in each case to the extent the other party desires to negotiate) with the other party’s representatives any proposed modifications to the terms and conditions of the merger agreement or the transactions contemplated by the merger agreement so that the failure to take such action would no longer be inconsistent with its fiduciary duties under applicable law (provided that any material change to the relevant facts and circumstances will require a new notice and a new negotiation period that will expire on the later to occur of (a) two business days following delivery of such new notice and (b) the expiration of the original four business day period) and (5) no earlier than the end of such negotiation period, the Raytheon Board or the UTC Board, as applicable, shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to the merger agreement, that the failure to take such action would still be inconsistent with its fiduciary duties under applicable law.

For purposes of the merger agreement, an “intervening event” means a material event or circumstance that was not known or reasonably foreseeable to the Raytheon Board or the UTC Board, as applicable, on the date of the merger agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable to it on the date of the merger agreement), which event or circumstance, or any consequence thereof, becomes known to it prior to the Raytheon stockholder approval or the UTC shareowner approval, as applicable; provided that in no event will (1) any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to an alternative transaction constitute an intervening event, (2) any change in and of itself in the market price or trading volume of the securities of Raytheon or UTC, as applicable, constitute an intervening event (except that the facts or occurrences giving rise or contributing to such change may constitute or be taken into account in determining whether there has been an intervening event) and (3) with respect to an intervening event in response to which the Raytheon Board acts pursuant to the preceding paragraph, any event or circumstances to the extent relating to the Otis business or the Carrier business constitute an intervening event.

None of the foregoing will prohibit Raytheon or UTC from taking and disclosing to its stockholders or shareowners, as applicable, a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; provided that any such disclosure or statement that constitutes or contains a board recommendation change shall be subject to the restrictions in the second and third paragraphs of this section entitled “—Changes in Board Recommendations.”

Efforts to Obtain Required Stockholder Vote

Raytheon has agreed to hold the Raytheon special meeting as promptly as practicable after the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part for the purpose of obtaining the Raytheon stockholder approval. Raytheon may only postpone or adjourn the Raytheon special meeting (1) to solicit additional proxies for the purpose of obtaining the Raytheon stockholder approval, (2) for the absence of a quorum and (3) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Raytheon has determined after consultation with outside legal counsel is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Raytheon prior to the Raytheon special meeting; provided that Raytheon will postpone or adjourn the Raytheon special meeting up to two times for up to thirty days each time upon the reasonable request of UTC. Subject to the ability of the Raytheon Board to effect a board recommendation change, Raytheon is required to, through the Raytheon Board, recommend to the Raytheon stockholders the Raytheon merger proposal. The Raytheon Board has approved the merger agreement and the merger by a unanimous vote of its directors and adopted resolutions directing that the Raytheon merger proposal be submitted to the Raytheon stockholders for their consideration.

UTC has agreed to hold the UTC special meeting as promptly as practicable after the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part for the purpose of obtaining the UTC shareowner approval. UTC may only postpone or adjourn the UTC special meeting (1) to solicit additional proxies for the purpose of obtaining the UTC shareowner approval, (2) for the absence of a quorum and (3) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that UTC has determined after consultation with outside legal counsel is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by shareowners of UTC prior to the UTC special meeting provided that UTC will postpone or adjourn the UTC special meeting up to two times for up to thirty days each time upon the reasonable request of Raytheon. Subject to the ability of the UTC Board to effect a board recommendation change, UTC is required to, through the UTC Board, recommend to the UTC shareowners the UTC share issuance proposal. The UTC Board has approved the UTC share issuance by a unanimous vote of its directors and adopted resolutions directing that the UTC share issuance proposal be submitted to the UTC shareowners for their consideration.

Both Raytheon and UTC are required to use their reasonable best efforts to hold the Raytheon special meeting and the UTC special meeting on the same date.

Efforts to Complete the Merger

Each of UTC and Raytheon has agreed to cooperate with each other and use (and cause their respective subsidiaries to use) their respective reasonable best efforts to complete the transactions contemplated by the merger agreement and to cause the conditions to the completion of the merger to be satisfied as promptly as reasonably practicable, including using all reasonable best efforts to accomplish the following as promptly as reasonably practicable:

•	the obtaining of all actions or non-actions, consents, approvals, registrations, waivers, permits, authorizations, orders, expirations or terminations of waiting periods and other confirmations from any governmental entity or other person that are or may become necessary, proper or advisable in connection with the merger;
•	the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents (including filings with governmental entities) that are or may become necessary, proper or advisable in connection with the merger;
•	the taking of all steps as may be necessary, proper or advisable to obtain an approval from, or to avoid an action by, any governmental entity or other person in connection with the merger;
•	the defending of any lawsuits or other actions, whether judicial or administrative, challenging the merger agreement or that would otherwise prevent or delay the completion of the transactions contemplated by the merger agreement, including the merger, performed or completed by each party in accordance with the terms of the merger agreement, including seeking to have any stay, temporary restraining order or injunction entered by any court or other governmental entity vacated or reversed; and
•	the execution and delivery of any additional instruments that are or may become reasonably necessary, proper or advisable to complete the transactions contemplated by the merger agreement.

Each of UTC and Raytheon has agreed to, in consultation and cooperation with the other party and as promptly as reasonably practicable, but in no event later than ten business days from the date of the merger agreement, make its respective filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, referred to as the HSR Act (which the parties filed on June 21, 2019 and for which each received a request for additional information and documentary material, often referred to as a “second request,” from the Antitrust Division under the HSR Act on July 22, 2019), and make any filings under certain foreign regulatory laws agreed by UTC and Raytheon, and to thereafter make any other applications and filings as reasonably determined by UTC and Raytheon under other applicable U.S. or foreign regulatory laws with respect to the transactions contemplated by the merger agreement as promptly as practicable, but in no event later than as required by applicable law. Neither UTC nor Raytheon will withdraw any such filings or applications without the prior written consent of the other party. Notwithstanding the foregoing, without the prior written consent of the other party, neither UTC nor Raytheon, nor any of their respective subsidiaries or affiliates, will grant or offer to grant any material accommodation or concession (financial or otherwise), or make any material payment, to any third party in connection with seeking or obtaining its consent to the transactions contemplated by the merger agreement.

Each of UTC and Raytheon has agreed to jointly develop, and consult and cooperate in all respects with the other, and consider in good faith the views of the other, in connection with the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of a party in connection with proceedings under or relating to any antitrust law or certain other regulatory laws prior to their submission. Each of UTC and Raytheon has agreed to (1) furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any governmental filings, submissions or other documents, (2) promptly inform the other of any such filing, submission or other document and of any communication with or from any governmental entity or any official, representative or staff thereof regarding the transactions contemplated by the merger agreement, and permit the other to review and discuss in advance, and consider in good faith the views, and secure the participation, of the other in connection with any such filing, submission, document or communication and (3) cooperate in responding as promptly as reasonably practicable to any investigation or other inquiry from a governmental entity or any official, representative or staff thereof or in connection with any action initiated by a governmental entity or private party, including promptly notifying the other party of any such action, and consulting in advance before making any presentations or submissions to a governmental entity or any official, representative or staff thereof, or, in connection with any action initiated by a private party, to any other person or entity.

Each of UTC and Raytheon has also agreed to promptly inform and consult with the other in advance of any meeting, conference or communication with any governmental entity or any official, representative or staff thereof, or, in connection with any action by a private party, with any other person or entity, and to the extent not prohibited by applicable law or by the applicable governmental entity or other person or entity, not participate or attend any meeting or conference, or engage in any communication, with any governmental entity or any official, representative or staff thereof or such other person or entity in respect of the transactions contemplated by the merger agreement without the other party, unless it reasonably consults with the other party in advance and gives the other party a reasonable opportunity to attend and participate therein, and in the event one party is prohibited from, or unable to participate, attend or engage in, any such meeting, conference or communication, keep such party apprised with respect thereto.

Subject to certain limitations (including with respect to sensitive information of a party), each of UTC and Raytheon has agreed to furnish to the other copies of all filings, submissions, correspondence and communications between it and its affiliates and their respective representatives, on the one hand, and any governmental entity or any official, representative or staff thereof (or any other person or entity in connection with any action initiated by a private party), on the other hand, with respect to the transactions contemplated by the merger agreement.

UTC RemainCo and Raytheon, along with their respective subsidiaries and affiliates, have agreed to take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust law or certain other regulatory laws that may be asserted by any governmental entity so as to enable the completion of the merger as promptly as practicable (and in any event prior to the “outside date” in the merger agreement), including (1) proposing, negotiating, committing to and effecting to sell, divest, hold separate, lease, license, transfer, dispose of, otherwise encumber or impair or take any other action (individually or collectively, which we refer to as remedial actions) with respect to UTC RemainCo’s or any of its affiliates’ ability to own or operate any assets, properties, businesses or product lines of UTC RemainCo or any of its affiliates or Raytheon or any of its affiliates and (2) in the event that any permanent or preliminary injunction or other order in any action by or with any governmental entity is entered or becomes reasonably foreseeable to be entered that would make completion of the merger unlawful or that would otherwise prevent or delay the completion of the merger, taking any and all steps necessary to vacate, modify or suspend such order (provided, that neither party is required to commit to or effect any remedial action that is not conditioned on the completion of the merger). In addition, each of UTC and Raytheon has agreed to use reasonable best efforts to cooperate with each other and work in good faith to develop the strategy relating to any remedial actions and in connection with the process of effecting (including negotiating or committing to effect) any remedial actions, including any divestiture process and any communications with potential divestiture buyers relating thereto.

Notwithstanding the foregoing, neither UTC nor Raytheon is required to commit to or effect any sale, divestiture, lease, holding separate pending a sale or other transfer or disposal, or any other restriction or action contemplated by the preceding paragraph if such actions in the aggregate would or would reasonably be expected to have a materially adverse impact on UTC, Raytheon or their respective subsidiaries or affiliates, in each case measured on a scale relative to the size of UTC RemainCo and its subsidiaries, taken as a whole (after giving effect to the merger) (each of the above actions are referred to as an unacceptable condition).

Each of UTC and Raytheon agreed, between the date of the merger agreement and the earlier of the completion of the merger and the termination of the merger agreement in accordance with its terms, that it and its subsidiaries would not complete, enter into any agreement providing for, or announce, any investment, acquisition, divestiture or other business combination that would reasonably be expected to materially delay or prevent the completion of the merger.

Notwithstanding the preceding paragraphs, UTC and its subsidiaries will have no obligation under, and will not be required to commit to or effect any action described in, the preceding paragraphs in respect of the separation or the distributions.

Indemnification, Exculpation and Insurance

UTC has agreed that all rights, existing at the time of the merger agreement, to indemnification and exculpation from liabilities (including advancement of expenses) for acts or omissions occurring at or prior to the completion of the merger, in favor of the current or former directors or officers of Raytheon as provided in the certificate of incorporation or the by-laws of Raytheon or in any indemnification contract between such directors or officers and Raytheon will survive the merger and will continue in full force and effect.

For six years after the completion of the merger, UTC will cause the surviving corporation to maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the certificate of incorporation or the by-laws of Raytheon as in effect immediately prior to the completion of the merger with respect to acts or omissions occurring prior to the completion of the merger and will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any of the current or former directors or officers of Raytheon; provided that all rights to indemnification in respect of any claim made for indemnification within such six-year period will continue until the disposition of such action or resolution of such claim.

Prior to the completion of the merger, Raytheon will (or, if Raytheon is unable to, as of or after the completion of the merger, UTC will cause the surviving corporation to) purchase a six-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Raytheon’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the completion of the merger (including in connection with the merger agreement and the transactions or actions contemplated by the merger agreement), and UTC will cause such policy to be maintained in full force and effect, for its full term, and no other party will have any further obligation to purchase or pay for insurance; provided that Raytheon will not pay, and the surviving corporation will not be required to pay, in excess of 300% of the last annual premium paid by Raytheon prior to the date of the merger agreement in respect of such “tail” policy. If Raytheon or the surviving corporation for any reason fails to obtain such “tail” insurance policies prior to, as of or after the completion of the merger, UTC will, for six years from the completion of the merger, cause the surviving corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Raytheon with respect to matters arising on or before the completion of the merger, again without UTC being required to pay annual premiums in excess of 300% of the last annual premium paid by Raytheon prior to the date of the merger agreement in respect of the coverage required to be obtained, but in such case UTC will purchase as much coverage as reasonably practicable for such amount.

Employee Benefits Matters

In order to further an orderly transition and integration, Raytheon and UTC have each agreed to cooperate in good faith in reviewing, evaluating and analyzing the UTC RemainCo benefit plans and Raytheon benefit plans with a view towards developing appropriate new benefit plans, or selecting the UTC RemainCo benefit plans or Raytheon benefit plans, as applicable, that will apply with respect to employees of UTC RemainCo and its subsidiaries (including the surviving corporation and its subsidiaries) after the completion of the merger, referred to as the new benefit plans. The new benefit plans will, to the extent permitted by applicable law, among other things, (1) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities and (2) not discriminate between employees who were covered by UTC RemainCo benefit plans, on the one hand, and those covered by Raytheon benefit plans, on the other hand, at the completion of the merger.

For purposes of eligibility, participation, vesting and benefit accrual (except (1) for purposes of benefit accrual under any defined benefit pension plan, (2) to the extent that such credit would result in a duplication of benefits or (3) under any plan that is grandfathered or frozen) under the UTC RemainCo benefit plans, Raytheon benefit plans and the new benefit plans, service with or credited by UTC RemainCo, Raytheon or any of their respective subsidiaries or predecessors for continuing employees of Raytheon and its subsidiaries or UTC RemainCo and its subsidiaries, as applicable, will be treated as service with UTC RemainCo to the same extent that such service was taken into account under the analogous Raytheon benefit plan or UTC RemainCo benefit plan prior to the completion of the merger. Additionally, with respect to any Raytheon benefit plan, UTC RemainCo benefit plan or new benefit plan in which any employees of UTC RemainCo or Raytheon (or their subsidiaries) prior to the completion of the merger first become eligible to participate on or after the completion of the merger, the merger agreement also provides that UTC RemainCo will: (1) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous UTC RemainCo benefit plan or Raytheon benefit plan, as the case may be, and (2) provide each such employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the completion of the merger (or, if later, prior to the time such employee commenced participation in the new benefit plan) under a UTC RemainCo benefit plan or Raytheon benefit plan (to the same extent that such credit was given under the analogous Raytheon or UTC RemainCo benefit plan) in satisfying any applicable deductible or out-of-pocket requirements under any Raytheon benefit plan, UTC RemainCo benefit plan or new benefit plan in which such employee first becomes eligible to participate after the completion of the merger.

Certain Tax Matters

The merger agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3, and the parties have adopted it as such.

Prior to the completion of the merger, each party will use its reasonable best efforts to:

•	cause each of the external separation transactions, the merger and certain internal restructuring transactions to qualify for its intended tax-free treatment;
•	facilitate the receipt by UTC of the IRS ruling;
•	facilitate receipt by UTC of an opinion of outside counsel regarding the qualification of certain elements of each of the Carrier distribution and the Otis distribution under Section 355 of the Code;
•	facilitate receipt by each of UTC and Raytheon of an opinion of its respective outside counsel to the effect that (a) the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (b) the merger will not cause Section 355(e) of the Code to apply to either the Otis distribution or the Carrier distribution; and
•	facilitate receipt by UTC of certain specified rulings and opinions regarding the tax treatment of certain transactions undertaken as part of the internal reorganization effecting the separation.

Dividends

Each of Raytheon and UTC has agreed to coordinate with the other in respect of the record and payment dates for any quarterly cash dividends so that holders of shares of Raytheon common stock do not receive dividends on both shares of Raytheon common stock and UTC common stock received in the merger or fail to receive a dividend on either shares of Raytheon common stock or UTC common stock received in the merger.

See “—The Separation and the Distributions” for a description of the Raytheon special dividend.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between Raytheon and UTC in connection with the implementation of certain indebtedness arrangements of either party, including certain pre-merger financing transactions;
•	cooperation between Raytheon and UTC in the preparation of this joint proxy statement/prospectus;
•	confidentiality and access by each of Raytheon and UTC to certain information about the other party during the period prior to the completion of the merger;
•	cooperation between Raytheon and UTC in connection with public announcements;

•	the use of each party’s reasonable best efforts to cause the UTC common stock to be issued in the merger to be approved for listing on the NYSE, subject to official notice of issuance;
•	taking actions to complete the merger and eliminate or minimize the effects of any antitakeover or similar statute or regulation that is or becomes applicable to the transactions contemplated by the merger agreement;
•	cooperation between Raytheon and UTC in the preparation, execution and filing of all tax returns, questionnaires, applications or other documents related to taxes which become payable in connection with the transactions contemplated by the merger agreement that are required or permitted to be filed on or before the completion of the merger;
•	cooperation between Raytheon and UTC in connection with the exemption under Rule 16b-3 promulgated under the Exchange Act of the transactions under the merger agreement and any other dispositions of equity securities of Raytheon or acquisitions of equity securities of UTC by directors or officers of Raytheon or UTC;
•	keeping the other party reasonably informed regarding stockholder litigation commenced after the date of the merger agreement and giving such other party the opportunity to participate in the defense or settlement of such litigation (provided that no such settlement shall be agreed without the other party’s prior consent); and
•	Raytheon using its reasonable best efforts, prior to the completion of the merger, to facilitate the commencement of the delisting of Raytheon and the shares of Raytheon common stock from the NYSE as promptly as practicable after the completion of the merger.

The Separation and the Distributions

Before the completion of the merger, UTC will complete the separation and each of the Carrier distribution and the Otis distribution in accordance with the merger agreement, including the separation principles, which distributions will be effected by pro rata distributions to the pre-merger shareowners of UTC (and not to the stockholders of Raytheon) of 100% of the common stock of each of Otis SpinCo and Carrier SpinCo. The merger agreement provides that (subject to the right of UTC to complete the separation and the distributions earlier in UTC’s discretion) the separation and each of the Carrier distribution and the Otis distribution are to be completed as promptly as reasonably practicable (taking into account the requirements of applicable law and the rules and regulations of the NYSE), but in any event on or before the fourth business day before the outside date (as the outside date may be extended as described under “The Merger Agreement—Termination” and subject to an additional automatic extension to the first business day after the 35th day following the date on which the events described in each of the following clauses (1) and (2) have occurred if the date on which each of such events have occurred is fewer than 35 days before the then-applicable outside date), after (1) the satisfaction or waiver of all of the conditions to UTC’s obligation under the merger agreement to complete the separation, the distributions and the merger and (2) receipt by UTC from Raytheon of (a) written confirmation that each of the conditions to Raytheon’s obligation under the merger agreement to complete the merger have been satisfied or waived and Raytheon stands ready, willing and able to close the merger and (b) an executed officer’s certificate certifying Raytheon’s compliance with its representations, warranties and obligations under the merger agreement.

Raytheon Special Dividend

On or prior to the date that is ten business days prior to the anticipated completion of the merger, UTC may, if it determines in good faith that (1) the applicable net indebtedness of UTC RemainCo as of immediately prior to the completion of the merger is reasonably expected to exceed the target indebtedness amount, and (2) the aggregate outstanding principal amount of total indebtedness for borrowed money of Otis SpinCo, Carrier SpinCo and their respective subsidiaries as of immediately following the completion of the Otis distribution (in the case of Otis SpinCo) and the Carrier distribution (in the case of Carrier SpinCo) would exceed $18.25 billion, provide Raytheon with the applicable net indebtedness notice.

In such event (1) Raytheon may, in its sole discretion, declare (with a record date prior to the completion of the merger) and pay to its stockholders the Raytheon special dividend, in an aggregate amount equal to the product of (a) a fraction, the numerator of which is 0.43 and the denominator of which is 0.57, and (b) the overage amount, and (2) whether or not Raytheon determines to pay the Raytheon special dividend, the target indebtedness amount will automatically increase by an amount equal to the overage amount.

However, if the aggregate amount of the Raytheon special dividend would equal $250 million or less, UTC may, in its discretion, withdraw the applicable net indebtedness notice and no Raytheon special dividend would be payable (and, if UTC does not withdraw the applicable net indebtedness notice, then Raytheon may declare and pay a Raytheon special dividend in an aggregate amount equal to $250 million and the target indebtedness amount will automatically increase by $331 million).

UTC may not deliver an applicable net indebtedness notice if it would result in the aggregate amount of the Raytheon special dividend exceeding $2 billion, in which case no Raytheon special dividend would be payable.

UTC has agreed to prepare the separation documentation (which includes a separation and distribution agreement, transition services agreement, tax matters agreement, employee matters agreement and intellectual property agreement) to effect the separation and the distributions in accordance with the separation principles and otherwise on terms that are customary for similar separation transactions. UTC has agreed to provide drafts of the separation documentation to Raytheon and its representatives reasonably in advance of filing with the SEC. UTC has agreed to make its employees, representatives and advisors available to Raytheon’s representatives a reasonable number of times on reasonable prior notice (and during normal business hours) to discuss the separation documentation, and to consider in good faith the comments of Raytheon’s representatives.

The parties have agreed that each of Raytheon and UTC will take certain actions to review and discuss cooperatively and in good faith the status of, and certain filings and agreements in connection with, the separation and the distributions.

Conditions to the Merger

The obligations of each of UTC and Raytheon to effect the merger, and the obligation of UTC to effect the separation and the distributions, are subject to the satisfaction or waiver, in whole or in part (to the extent permitted by law) of the following conditions (except, in the case of the obligation of UTC to effect the separation and the distributions, the condition described in the tenth bullet point below):

•	the approval by Raytheon stockholders of the Raytheon merger proposal;
•	the approval by UTC shareowners of the UTC share issuance proposal;
•	the termination or expiration of any applicable waiting periods (or any extensions thereof) under the HSR Act, granted without the imposition, individually or in the aggregate, of an unacceptable condition;
•	the receipt of any authorization or consent from a governmental entity required to be obtained with respect to the merger under the competition laws of the European Union, Australia, Canada, Common Market for Eastern and Southern Africa, Israel, Japan, Republic of Korea, Taiwan and Turkey, and under the foreign investment laws of Australia, France and Germany, in each case without the imposition, individually or in the aggregate, of an unacceptable condition;
•	the absence of any order entered into by a governmental entity of competent jurisdiction or any applicable law enacted or promulgated, in each case, that (whether temporary or permanent) is then in effect and (1) enjoins or otherwise prohibits the completion of the separation, either of the distributions or the merger or (2) results, individually or in the aggregate, in an unacceptable condition (collectively, the third, fourth and fifth conditions described in this bullet point list, are referred to as the antitrust conditions);
•	the SEC having declared effective (1) the registration statement of which this joint proxy statement/prospectus forms a part and (2) the registration statements filed by each of Otis SpinCo and Carrier SpinCo in connection with the distributions;
•	the approval for listing by (1) the NYSE of the UTC common stock issuable to the holders of Raytheon common stock in connection with the merger and (2) the applicable securities exchange(s) in connection with the listing of the shares of common stock of each of Otis SpinCo and Carrier SpinCo in connection with the distributions, in each case subject to official notice of issuance;

•	the receipt by UTC of the IRS ruling, which shall continue to be valid as of the closing date of the merger;
•	the receipt by UTC of an opinion of outside counsel regarding the qualification of certain elements of each of the Carrier distribution and the Otis distribution under Section 355 of the Code, which shall not have been withdrawn or adversely modified;
•	the completion by UTC of the separation and the distributions;
•	the receipt by UTC of the opinions (which have not been withdrawn or adversely modified) in customary form from one or more nationally recognized valuation or accounting firms or investment banks as to the adequacy of surplus under Delaware law with respect to Otis SpinCo and Carrier SpinCo to effect the applicable pre-closing cash distribution and/or the issuance to UTC of Otis SpinCo debt securities or Carrier SpinCo debt securities, as applicable, and with respect to UTC to effect each distribution, and as to the solvency of each of UTC RemainCo, Otis SpinCo and Carrier SpinCo after giving effect to the foregoing opinions;
•	the representation and warranty of UTC or Raytheon, as applicable, relating to the absence of a material adverse effect since December 31, 2018 being true and correct as of the closing date of the merger;
•	certain representations and warranties of UTC or Raytheon, as applicable, made in the merger agreement relating to organization, standing, corporate power, corporate authority, stockholder agreements, voting trusts or agreements granting certain rights with respect to the shares of capital stock of the other party, and brokers being true and correct in all material respects as of the closing date of the merger (except to the extent such representations and warranties expressly relate to a specific date or as of the date of the merger agreement, in which case such representations and warranties must be true and correct in all material respects as of such date);
•	certain representations and warranties of UTC or Raytheon, as applicable, made in the merger agreement relating to its capital structure being true and correct in all respects as of the closing date of the merger (except to the extent such representations and warranties expressly relate to a specific date or as of the date of the merger agreement, in which case such representations and warranties must be true and correct in all material respects as of such date) except for any de minimis inaccuracies;
•	each other representation and warranty of UTC or Raytheon, as applicable, made in the merger agreement (without giving effect to any limitation as to materiality, material adverse effect or any provisions contained therein relating to preventing or materially delaying the completion of any of the transactions contemplated by the merger agreement) being true and correct as of the closing date of the merger (except to the extent such representations and warranties relate to a specific date or as of the date of the merger agreement, in which case such representations and warranties must be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such party;
•	UTC or Raytheon, as applicable, having performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date of the merger or, in the case of UTC, UTC having performed in all respects its obligation that the applicable net indebtedness of UTC RemainCo as of immediately prior to the completion of the merger will not exceed $24.3 billion (subject to adjustment as described in “—The Separation and the Distributions”).
•	the receipt of an officer’s certificate executed by an executive officer of the other party certifying that the conditions described in the five preceding bullet points have been satisfied; and
•	the receipt by each of UTC and Raytheon of an opinion of its respective outside counsel to the effect that (a) the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (b) the merger will not cause Section 355(e) of the Code to apply to either the Otis distribution or the Carrier distribution, which shall not have been withdrawn or adversely modified.

Termination

The merger agreement may be terminated at any time prior to the completion of the merger, whether before or after receipt of the requisite stockholder approvals, under the following circumstances:

•	by mutual written consent of Raytheon and UTC; or
•	by either Raytheon or UTC:
•	if the merger is not completed by July 1, 2020, referred to as the outside date, except that if the closing of the merger shall not have occurred by such date and:
•	all conditions have been satisfied or waived other than (1) the antitrust conditions (solely as each relates to antitrust laws or orders entered thereunder) and (2)(a) and those that by their terms are to be fulfilled at closing (provided that each such condition would be capable of being fulfilled if the closing of the merger were to occur on such date) and (b) the conditions relating to the effectiveness of the registration statements filed by each of Otis SpinCo and Carrier SpinCo in connection with the distributions, the receipt by UTC of an opinion of outside counsel regarding the qualification of certain elements of each of the Carrier distribution and the Otis distribution under Section 355 of the Code, the completion by UTC of the separation and the distributions, and the receipt by UTC of the solvency opinions, collectively referred to as the applicable spin-off conditions, then the outside date will automatically be extended to January 4, 2021; provided that if the outside date is so extended to January 4, 2021 and the satisfaction or waiver of the antitrust conditions (solely as each relates to antitrust laws or orders entered thereunder) occurs on or after November 15, 2020, and UTC has not completed the separation and the distributions as of the date on which the last of such antitrust conditions is satisfied or waived, then UTC may, in its sole discretion, by written notice to Raytheon, further extend the outside date to the first business day after the 50th day following the date on which the last of such antitrust conditions is satisfied or waived; or
•	any of the applicable spin-off conditions is not satisfied or waived but all other conditions have been satisfied or waived (other than those conditions that by their terms are to be fulfilled at closing, provided that each such condition would be capable of being fulfilled if the closing of the merger were to occur on such date), then each of UTC and Raytheon may, in its sole discretion, by written notice to the other, extend the outside date to October 1, 2020; provided that if the outside date is so extended to October 1, 2020 but the closing of the merger does not occur by such date and on such date any of the applicable spin-off conditions is not satisfied or waived but all other conditions have been satisfied or waived (other than those conditions that by their terms are to be fulfilled at closing, provided that each such condition would be capable of being fulfilled if the closing of the merger were to occur on such date), then Raytheon may, in its sole discretion, by written notice to UTC, further extend the outside date to January 4, 2021, which such extensions are subject to the additional 35-day extension referred to in “—The Separation and the Distributions”;

provided that this right to terminate the merger agreement will not be available to a party whose material breach of any of its obligations under the merger agreement has been the principal cause of, or principally resulted in, the failure of the closing of the merger to have occurred on or before the outside date;

•	if the Raytheon stockholder approval has not been obtained at the Raytheon special meeting or at any adjournment or postponement of such meeting;
•	if the UTC shareowner approval has not been obtained at the UTC special meeting or at any adjournment or postponement of such meeting;
•	if (1) prior to the completion of the merger, any governmental entity of competent jurisdiction has issued or entered any order or any applicable law has been enacted or promulgated, in each case, after the date of the merger agreement, that has the effect of permanently restraining, enjoining or otherwise prohibiting the separation, either the Otis distribution or the Carrier distribution, or the merger, and in the case of such an order, such order has become final and non-appealable, or (2)

any expiration, termination, authorization or consent from a governmental entity required to be obtained pursuant to the antitrust conditions described in the third and fourth bullet points in the section entitled “—Conditions to the Merger” has been denied and such denial has become final and non-appealable (provided that this right to terminate the merger agreement will not be available to a party whose material breach of its obligations to use reasonable best efforts to complete the transactions contemplated by the merger agreement has been the principal cause of, or principally resulted in, the issuance of such order or the denial of such expiration, termination, authorization or consent); or

•	if the other party has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform (1) would give rise to the failure of the applicable condition to complete the merger and (2) is incapable of being cured by such party or is not cured within 45 days after receiving written notice; provided that the terminating party is not then in breach of any representation, warranty, covenant or other agreement contained in the merger agreement, which breach would give rise to the failure of the applicable condition to complete the merger.

In addition, the merger agreement may be terminated by Raytheon or UTC, at any time prior to the other party’s special meeting, if a “triggering event” shall have occurred. A “triggering event” shall be deemed to have occurred for either party if (1) the board of the other party shall have effected a board recommendation change, as described in the section entitled “—Covenants and Agreements—Changes in Board Recommendations,” or (2) the other party or its representatives shall have willfully breached the non-solicitation provisions of the merger agreement described in “—Covenants and Agreements—No Solicitation of Alternative Transactions.”

If the merger agreement is terminated, the agreement will become void, without liability or obligation on the part of any of the parties, except in the case of a willful breach of the merger agreement or fraud. The provisions of the merger agreement relating to fees and expenses, effects of termination, non-survival of representations and warranties, notices, definitions, interpretation, counterparts, entire agreement; no third-party beneficiaries; no additional representations, assignment, governing law, waiver of jury trial, specific enforcement, jurisdiction, headings and severability will continue in effect notwithstanding termination of the merger agreement.

Expenses and Termination Fees

Generally, each party is required to pay all fees and expenses incurred by it in connection with the merger, the merger agreement and the other transactions contemplated by the merger agreement, except that each of UTC and Raytheon will bear and pay one-half of the costs and expenses (other than the fees and expenses of each party’s attorneys and accountants, which will be borne by the party incurring such expenses) incurred by UTC and Raytheon in connection with (1) the filing, printing and mailing of this registration statement of which this joint proxy statement/prospectus forms a part (including SEC filing fees) and (2) the filings of the premerger notification and report forms under the HSR Act and similar laws of other jurisdictions (including filing fees). However, upon a termination of the merger agreement, a party will become obligated to pay to the other party, a termination fee, in the following circumstances:

Raytheon will be obligated to pay a termination fee of $1.785 billion to UTC if:

•	UTC terminates the merger agreement as a result of a triggering event (as defined in the section entitled “—Termination”) or either UTC or Raytheon terminates the merger agreement because the Raytheon stockholder approval has not been obtained at the Raytheon special meeting or at any adjournment or postponement of such meeting (at a time when UTC would have been entitled to terminate the merger agreement as a result of a triggering event); or
•	all of the following circumstances occur:
•	the merger agreement is terminated:
•	(1) by UTC or Raytheon because the Raytheon stockholder approval has not been obtained at the Raytheon special meeting or at any adjournment or postponement of such meeting or (2) by UTC as a result of a breach or failure to perform by Raytheon (as described in the section entitled “—Termination”) of its non-solicitation obligations in the merger agreement or obligation to hold the Raytheon special meeting, and at or prior to (a) the Raytheon special meeting, in the case of the preceding clause (1), or (b) the time of such breach by Raytheon in the case of the preceding clause (2), there shall have been publicly made to the Raytheon stockholders generally or shall otherwise have become publicly known or any person shall have publicly announced an intention to make, or in the case of a termination pursuant to the preceding clause (2), there shall otherwise have been made known to the Raytheon Board, an offer or proposal for a transaction that would constitute an alternative transaction (except that all references in the definition of alternative transaction to “20%” shall be deemed replaced with “50%”), referred to as a Raytheon qualifying transaction, which shall not have been irrevocably withdrawn at or prior to (i) the Raytheon special meeting, in the case of the preceding clause (1), or (ii) the time of such breach, in the case of the preceding clause (2); and

•	if within 12 months of such termination:
•	Raytheon or its subsidiaries enter into a definitive agreement with respect to a Raytheon qualifying transaction; or
•	any Raytheon qualifying transaction is completed.

UTC will be obligated to pay a termination fee of $2.365 billion to Raytheon if:

•	Raytheon terminates the merger agreement as a result of a triggering event (as defined in the section entitled “—Termination”) or either Raytheon or UTC terminates the merger agreement because the UTC shareowner approval has not been obtained at the UTC special meeting or at any adjournment or postponement of such meeting (at a time when Raytheon would have been entitled to terminate the merger agreement as a result of a triggering event); or
•	all of the following circumstances occur:
•	the merger agreement is terminated:
•	(1) by Raytheon or UTC because the UTC shareowner approval has not been obtained at the UTC special meeting or at any adjournment or postponement of such meeting or (2) by Raytheon as a result of a breach or failure to perform by UTC (as described in the section entitled “—Termination”) of its non-solicitation obligations in the merger agreement or obligation to hold the UTC special meeting, and at or prior to (a) the UTC special meeting, in the case of the preceding clause (1), or (b) the time of such breach by UTC in the case of the preceding clause (2), there shall have been publicly made to the UTC shareowners generally or shall otherwise have become publicly known or any person shall have publicly announced an intention to make, or in the case of a termination pursuant to the preceding clause (2), there shall otherwise have been made known to the UTC Board, an offer or proposal for a transaction that would constitute an alternative transaction (except that all references in the definition of alternative transaction to “20%” shall be deemed replaced with “50%”), referred to as a UTC qualifying transaction, which shall not have been irrevocably withdrawn at or prior to (a) the UTC special meeting, in the case of the preceding clause (1), or (b) the time of such breach, in the case of the preceding clause (2); and
•	if within 12 months of such termination:
•	UTC or its subsidiaries enter into a definitive agreement with respect to a UTC qualifying transaction; or
•	any UTC qualifying transaction is completed.

The merger agreement also provides that in the event that any termination fee is paid in accordance with the foregoing, such payment will be the sole and exclusive remedy of such party and its subsidiaries, stockholders, affiliates, officers, directors, employees and representatives (other than in the case of a willful breach of the merger agreement by the other party or fraud).

Amendment and Waiver

Amendment

Subject to compliance with applicable law, the merger agreement may be amended by mutual agreement of the parties in writing at any time before or after receipt of the requisite stockholder approvals; provided that any amendment of the merger agreement that requires the approval by the stockholders of Raytheon or the shareowners of UTC, as applicable, under applicable law, will be subject to such approval.

Waiver

At any time prior to the completion of the merger, a party may, in writing, (1) extend the time for performance of any obligation or act of the other party, (2) waive any inaccuracy in a representation or warranty of the other party, (3) waive compliance by the other party with any of the agreements or conditions for the benefit of such party contained in the merger agreement or (4) waive the satisfaction of any of the conditions contained in the merger agreement.

Third-Party Beneficiaries

The merger agreement is not intended to and will not confer upon any person other than the parties thereto any rights or remedies, except for:

•	from and after the completion of the merger, the provisions of the merger agreement relating to indemnification and exculpation from liability for the current or former directors and officers of Raytheon; and
•	from and after the completion of the merger, the holders of Raytheon common stock and Raytheon equity awards (solely with respect to the provisions governing such holders’ rights to receive the merger consideration or related payments in respect of equity awards).

Governing Law; Waiver of Jury Trial

Governing Law

The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under any applicable principles of conflicts of laws thereof.

Waiver of Jury Trial

The parties have agreed to waive all rights to trial by jury in any litigation directly or indirectly arising out of or relating to the merger agreement.

Enforcement

The parties have agreed in the merger agreement that irreparable damage would occur and that monetary damages, even if available, would not be an adequate remedy in the event that any of the provisions of the merger agreement are not performed in accordance with their specific terms or are otherwise breached. The parties have agreed that they will be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the performance of its terms and provisions, without proof of actual damages, in addition to any other remedy to which they are entitled at law or in equity. The parties have further agreed not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any breach.

THE UTC SPECIAL MEETING

This joint proxy statement/prospectus is being provided to UTC shareowners as part of a solicitation of proxies by the UTC Board for use at the UTC special meeting to be held at the time and place specified below and at any properly convened meeting following an adjournment or postponement thereof. This joint proxy statement/prospectus provides UTC shareowners with information they need to know to be able to vote or instruct their vote to be cast at the UTC special meeting.

Date, Time and Place

The UTC special meeting will be held at UTC Center for Intelligent Buildings, 13995 Pasteur Boulevard, Palm Beach Gardens, Florida 33418 on Friday, October 11, 2019 at 8 a.m. Eastern Time. UTC intends to mail this joint proxy statement/prospectus and the enclosed form of proxy to its shareowners entitled to vote at the UTC special meeting on or about September 10, 2019.

Purpose of the UTC Special Meeting

At the UTC special meeting, UTC shareowners will be asked to consider and vote on the following:

1.	Approval of the UTC Share Issuance. To vote on a proposal to approve the issuance of UTC common stock, par value $1.00 per share, to Raytheon stockholders in connection with the merger contemplated by merger agreement; and
2.	Adjournment of the UTC Special Meeting. To vote on a proposal to approve the adjournment of the UTC special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the UTC special meeting to approve the UTC share issuance proposal.

Completion of the merger is conditioned on the approval of the UTC share issuance proposal.

Recommendation of the UTC Board

On June 9, 2019, the UTC Board unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger, and determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, certain governance arrangements, the separation, the distributions and the UTC share issuance) are advisable and fair to and in the best interests of UTC and its shareowners. Accordingly, the UTC Board unanimously recommends that UTC shareowners vote “FOR” the UTC share issuance proposal and “FOR” the UTC adjournment proposal.

UTC shareowners should carefully read this joint proxy statement/prospectus, including any documents incorporated by reference, and the annexes in their entirety for more detailed information concerning the merger and the other transactions contemplated by the merger agreement.

UTC Record Date; UTC Shareowners Entitled to Vote

Only holders of record of UTC common stock at the close of business on September 10, 2019 will be entitled to notice of, and to vote at, the UTC special meeting or any adjournments or postponements thereof.

As of the close of business on August 29, 2019, there were 862,918,718 shares of UTC common stock outstanding and entitled to vote at the UTC special meeting. Each share of UTC common stock outstanding on the UTC record date entitles the holder thereof to one vote on each proposal to be considered at the UTC special meeting, in person or by proxy through the Internet or by telephone or by a properly executed and delivered proxy with respect to the UTC special meeting.

Your vote is important. We expect that many UTC shareowners will not attend the UTC special meeting in person, and instead will be represented by proxy. Most UTC shareowners have a choice of voting over the Internet, by using a toll-free telephone number, or by returning a completed UTC proxy card or voting instruction form. Please check your notice, proxy card or the information forwarded by your broker, bank or other holder of record, including by a UTC employee savings plan, to see which options are available to you. The Internet and telephone voting procedures have been designed to authenticate UTC shareowners, to allow you to vote your shares, and to confirm that your instructions have been properly recorded. The Internet and telephone voting facilities for UTC shareowners of record will close at 11:59 p.m. Eastern Time on October 10, 2019. If your shares are held through a broker, bank or other holder of record, including by a UTC employee savings plan, and Internet or telephone facilities are made available to you, these facilities may close sooner than those for UTC shareowners of record.

You can revoke your proxy at any time before it is exercised by delivering a properly executed, later-dated proxy (including an Internet or telephone vote) or by voting by ballot at the UTC special meeting. Executing your proxy in advance will not limit your right to vote at the UTC special meeting if you decide to attend in person. However, if your shares are held in the name of a broker, bank or other holder of record, you cannot vote at the UTC special meeting unless you have a legal proxy, executed in your favor, from the holder of record. Participants in a UTC employee savings plan cannot vote at the UTC special meeting.

All shares entitled to vote and represented by properly executed proxies received prior to the UTC special meeting and not revoked will be voted at the UTC special meeting in accordance with your instructions. If you sign and return your proxy but do not indicate how your shares should be voted on a proposal, the shares represented by your proxy will be voted as the UTC Board recommends for such proposal. However, if you do not provide voting instructions (or if your instructions are incomplete or unclear) with regard to the voting of your proportionate interest in shares of UTC common stock held by the ESOP Fund under a UTC employee savings plan, then the savings plan trustee will vote your proportionate interest in shares held by the ESOP Fund for the voting choice that receives the greatest number of votes based on voting instructions received from ESOP participants. Similarly, the trustee will vote your uninstructed proportionate interest in shares held by the Common Stock Fund for the voting choice that receives the greatest number of votes based on voting instructions received from the Common Stock Fund participants. For shares of common stock held in the ESOP Fund that are not allocated to participant accounts, the trustee will make the voting choice that receives the greatest number of votes from those ESOP Fund participants who have submitted voting instructions.

A complete list of UTC shareowners entitled to vote at the UTC special meeting will be available for examination by any UTC shareowner in the Corporate Secretary’s Office at United Technologies Corporation, 10 Farm Springs Road, Farmington, Connecticut 06032 for purposes pertaining to the UTC special meeting, during ordinary business hours for a period of ten days before the UTC special meeting, and at the time and place of the UTC special meeting.

Voting by UTC’s Directors and Executive Officers

As of the close of business on August 29, 2019, the most recent practicable date for which such information was available, directors and executive officers of UTC and their affiliates owned and were entitled to vote 1,537,138 shares of UTC common stock, or less than 1% of the shares of common stock outstanding on that date. The number and percentage of shares of UTC common stock owned by directors and executive officers of UTC and their affiliates as of the UTC record date are not expected to be meaningfully different from the number and percentage as of August 29, 2019. It is currently expected that UTC’s directors and executive officers will vote their shares of UTC common stock in favor of each of the proposals to be considered at the UTC special meeting, although none of them have entered into any agreements obligating them to do so. For information with respect to UTC common stock owned by directors and executive officers of UTC, please see the section entitled “UTC Beneficial Ownership Table.”

Quorum

The UTC by-laws provide that the holders of a majority of the outstanding shares of UTC common stock as of the UTC record date, present either in person or by proxy and entitled to vote, will constitute a quorum for the transaction of business at the UTC special meeting.

Abstentions will count for the purpose of determining the presence of a quorum for the transaction of business at the UTC special meeting.

Broker non-votes, if any, will not be counted for the purpose of determining the presence of a quorum for the transaction of business at the UTC special meeting.

Required Vote

The required votes to approve the UTC proposals are as follows:

•	The UTC share issuance proposal requires the affirmative vote of a majority of the votes cast by holders of outstanding shares of UTC common stock entitled to vote (in person or by proxy) at the UTC special meeting.
•	The UTC adjournment proposal requires the affirmative vote of a majority of the votes cast by holders of outstanding shares of UTC common stock entitled to vote (in person or by proxy) at the UTC special meeting.

Voting of Proxies by Holders of Record

If you were the record holder of your UTC shares as of the UTC record date, you may submit your proxy to vote by mail, by telephone or via the Internet. Note that if you hold your shares through a UTC employee savings plan, additional restrictions apply as described below under “How to Vote Your UTC Employee Savings Plan Shares by Proxy.”

Voting via the Internet or by Telephone

•	To submit your proxy via the Internet, go to www.proxyvote.com. Have your UTC proxy card in hand when you access the website and follow the instructions to vote your shares.
•	To submit your proxy by telephone, call 1-800-690-6903. Have your UTC proxy card in hand when you call and then follow the instructions to vote your shares.
•	If you vote via the Internet or by telephone, you must do so no later than 11:59 p.m. Eastern Time on October 10, 2019.

Voting by Mail. As an alternative to submitting your proxy via the Internet or by telephone, you may submit your proxy by mail.

•	To submit your proxy by mail, simply mark, sign and date your UTC proxy card and return it in the pre-paid envelope that has been provided, or in an envelope addressed to: Broadridge, Vote Processing, 51 Mercedes Way, Edgewood, NY 11717.
•	If you vote by mail, your UTC proxy card must be received no later than 11:59 p.m. Eastern Time on October 10, 2019.

How to Vote Your UTC Employee Savings Plan Shares by Proxy

You can direct the voting of your proportionate interest in shares of UTC common stock held by the ESOP Fund and the Common Stock Fund under a UTC employee savings plan by returning a voting instruction card or by providing voting instructions by the Internet or by telephone. If you do not provide voting instructions (or if your instructions are incomplete or unclear) as to one or more of the matters to be voted on, the savings plan trustee will vote your proportionate interest in shares held by the ESOP Fund for the voting choice that receives the greatest number of votes based on voting instructions received from ESOP Fund participants. Similarly, the trustee will vote your uninstructed proportionate interest in shares held by the Common Stock Fund for the voting choice that receives the greatest number of votes based on voting instructions received from the Common Stock Fund participants. For shares of UTC common stock held in the ESOP Fund that are not allocated to participant accounts, the trustee will make the voting choice that receives the greatest number of votes from those ESOP Fund participants who have submitted voting instructions.

Broadridge must receive your voting instructions by 11 a.m. Eastern Time on October 9, 2019, so that it will have time to tabulate all voting instructions of participants and communicate those instructions to the trustees, who will vote the shares held by a UTC employee savings plan. Because the trustees are designated to vote on your behalf, you will not be able to vote your shares held in a UTC employee savings plan in person at the UTC special meeting.

General

Please be aware that any costs related to voting via the Internet, such as Internet access charges, will be your responsibility.

All properly signed proxies that are timely received and that are not revoked will be voted at the UTC special meeting according to the instructions indicated on the proxies or, if no direction is indicated, they will be voted as recommended by the UTC Board. In addition, as noted above, if you hold shares through a UTC employee savings plan, you may attend the UTC special meeting, but those shares can only be voted as described above and cannot be voted at the UTC special meeting.

Treatment of Abstentions; Failure to Vote

For purposes of the UTC special meeting, an abstention occurs when a UTC shareowner attends the UTC special meeting, either in person or by proxy, but abstains from voting. For each of the UTC share issuance proposal and the UTC adjournment proposal, if a UTC shareowner present in person at the UTC special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a UTC shareowner is not present in person at the UTC special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal.

Shares Held in Street Name

If your shares of UTC common stock are held in an account at a bank, broker or other nominee holder of record (i.e., in “street name”), you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank, broker or other nominee. You may not vote shares held in street name by returning a UTC proxy card directly to UTC or by voting in person at the UTC special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Further, banks, brokers or other nominees who hold shares of UTC common stock on behalf of their customers may not give a proxy to UTC to vote those shares with respect to the UTC share issuance proposal and the UTC adjournment proposal without specific instructions from their customers, as banks, brokers and other nominees do not have discretionary voting power on these “non-routine” matters. Under the current rules of the NYSE, each of the proposals to be considered at the UTC special meeting as described in this joint proxy statement/prospectus are considered non-routine. Therefore banks, brokers and other nominee holders of record do not have discretionary authority to vote on any of the proposals to be considered at the UTC special meeting. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

Therefore, if you are a UTC shareowner and you do not instruct your bank, broker or other nominee on how to vote your shares, your bank, broker or other nominee may not vote your shares on the UTC share issuance proposal or the UTC adjournment proposal, which broker non-votes, if any, will have no effect on the vote count for such proposal.

Attendance at the UTC Special Meeting and Voting in Person

You or your authorized proxy may attend the UTC special meeting if you were a registered or beneficial shareowner of UTC common stock or if you owned shares through an employee savings plan as of the UTC record date.

You will need to obtain an admission ticket in advance to attend the UTC special meeting. To do so, please make your request by mail to Office of the Corporate Secretary, 10 Farm Springs Road, Farmington, CT 06032, email at corpsec@corphq.utc.com or by phone at (860) 728-7870. UTC’s Corporate Secretary must receive your request for an admission ticket on or before October 9, 2019. Seating will be limited and requests for tickets will be processed in the order in which they are received.

If you own shares in street name through an account with a bank, broker or other nominee, then send proof of your UTC share ownership as of the UTC record date (for example, a brokerage firm account statement or a “legal proxy” from your intermediary) along with your ticket request. If you are not sure what proof to send, check with your intermediary.

If your shares are registered in your name with UTC’s stock registrar and transfer agent, Computershare, or if you own shares through a UTC employee savings plan, no proof of ownership is required because UTC can verify your ownership.

For security reasons, be prepared to show a form of government-issued photo identification when presenting your ticket for admission to the UTC special meeting. If you forget to bring your ticket, you will be admitted only if you provide photo identification. If you do not request a ticket in advance, you will be admitted only if space is available and you provide photo identification and satisfactory evidence that you were a shareowner of UTC common stock as of the UTC record date. If you need special assistance at the UTC special meeting because of a disability, please contact UTC’s Corporate Secretary’s Office.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the UTC special meeting.

Revocability of Proxies

Any UTC shareowner of record giving a proxy has the power to revoke it. If you are a UTC shareowner of record, you may revoke your proxy in any of the following ways:

•	By delivering, before the close of business on October 10, 2019 to UTC’s Corporate Secretary (at UTC’s executive offices at 10 Farm Springs Road, Farmington, Connecticut 06032) a signed written notice of revocation bearing a later date than the proxy, stating that the proxy is revoked;
•	By duly executing a subsequently dated proxy relating to the same shares of UTC common stock and delivering it to UTC’s Corporate Secretary at the address in the bullet point above before the close of business on October 10, 2019;
•	By duly submitting a subsequently dated proxy relating to the same shares of UTC common stock by telephone or via the Internet (i.e., your most recent duly submitted voting instructions will be followed) before 11:59 p.m. Eastern Time on October 10, 2019; or
•	By attending the UTC special meeting in person and voting such shares during the UTC special meeting as described above, although attendance at the UTC special meeting will not, by itself, revoke a proxy.

If you hold shares of UTC common stock through a UTC employee savings plan, you may revoke your proxy using any of the above methods (other than the fourth bullet point above), but must do so before 11 a.m. Eastern Time on October 9, 2019 if you do so by telephone or via the Internet and your revocation must be received before the close of business on October 8, 2019 if you do so by mail.

If your shares are held by a bank, broker or other nominee or through a UTC employee savings plan, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or applicable plan administrator. You must contact your bank, broker or other nominee, or applicable plan administrator to find out how to do so.

Solicitation of Proxies; Expenses of Solicitation

The UTC Board is soliciting proxies for the UTC special meeting from its shareowners. UTC will bear a portion of the cost of the solicitation of proxies, including preparation, assembly and delivery, as applicable, of this joint proxy statement/prospectus, the UTC proxy card and any additional materials furnished to UTC shareowners. Proxies may be solicited by directors, officers and a small number of UTC’s regular employees by mail, email, in person and by telephone, but such persons will not receive any additional compensation for these activities. UTC has retained Georgeson LLC, a proxy solicitation firm, to assist in the solicitation of proxies and will pay Georgeson LLC an initial fee of $45,000 plus additional fees to be determined at the conclusion of the solicitation and reasonable out-of-pocket expenses. As appropriate, copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians that hold shares of UTC common stock of record for beneficial owners for forwarding to such beneficial owners. UTC may also reimburse persons representing beneficial owners for their costs of forwarding the solicitation material to such owners.

Assistance

If you need assistance with voting via the Internet, voting by telephone or completing your UTC proxy card, or have questions regarding the UTC special meeting, please contact Georgeson LLC, the proxy solicitor for UTC: 1290 Avenue of the Americas, 9th Floor, New York, NY 10104, Phone (888) 549-6618 (toll-free), (781) 575-2137 (collect) or Email UTXProxy@georgeson.com.

Your vote is very important regardless of the number of shares of UTC common stock that you own and the matters to be considered at the UTC special meeting are of great importance to the shareowners of UTC. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed UTC proxy card in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed UTC proxy card.

Please vote your shares via the Internet or by telephone, or sign, date and return a UTC proxy card promptly to ensure that your shares can be represented, even if you otherwise plan to attend the UTC special meeting in person.

Tabulation of Votes

UTC has appointed Broadridge to serve as the Inspector of Election for the UTC special meeting. Broadridge will independently tabulate affirmative and negative votes and abstentions.

Adjournments

Subject to certain restrictions contained in the merger agreement, the UTC special meeting may be adjourned to allow additional time for obtaining additional proxies. No notice of an adjourned meeting need be given if the time and place thereof are announced at the UTC special meeting at which the adjournment was taken unless:

•	the adjournment is for more than 30 days, in which case a notice of the adjourned meeting will be given to each UTC shareowner of record entitled to vote at the UTC special meeting; or
•	if, after the adjournment, a new record date for determination of UTC shareowners entitled to vote is fixed for the adjourned meeting, in which case the UTC Board will fix as the record date for determining UTC shareowners entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of UTC shareowners entitled to vote at the adjourned meeting, and will give notice of the adjourned meeting to each UTC shareowner of record as of such record date.

At any adjourned meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the UTC special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.

THE RAYTHEON SPECIAL MEETING

This joint proxy statement/prospectus is being provided to the Raytheon stockholders as part of a solicitation of proxies by the Raytheon Board for use at the Raytheon special meeting to be held at the time and place specified below and at any properly convened meeting following an adjournment or postponement thereof. This joint proxy statement/prospectus provides Raytheon stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Raytheon special meeting.

Date, Time and Place

The Raytheon special meeting will be held at the offices of Shearman & Sterling LLP, located at 599 Lexington Avenue, New York, NY 10022 on Friday, October 11, 2019 at 8 a.m. Eastern Time. Raytheon intends to mail this joint proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the Raytheon special meeting on or about September 10, 2019.

Purpose of the Raytheon Special Meeting

At the Raytheon special meeting, Raytheon stockholders will be asked to consider and vote on the following:

1.	Adoption of the Merger Agreement. To vote on a proposal to adopt the merger agreement, which is further described in the section entitled “The Merger Agreement,” and a copy of which merger agreement is attached as Annex A to this joint proxy statement/prospectus;
2.	Raytheon Merger-Related Compensation. To vote on a proposal to approve, by advisory (non-binding) vote, certain compensation arrangements that may be paid or become payable to Raytheon’s named executive officers in connection with the merger contemplated by the merger agreement; and
3.	Adjournment of the Raytheon Special Meeting. To vote on a proposal to approve the adjournment of the Raytheon special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Raytheon special meeting to approve the Raytheon merger proposal.

Completion of the merger is conditioned on the approval of the Raytheon merger proposal.

Recommendation of the Raytheon Board

On June 8, 2019, the Raytheon Board unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger, and determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair to and in the best interests of Raytheon and its stockholders. Accordingly, the Raytheon Board unanimously recommends that Raytheon stockholders vote “FOR” the Raytheon merger proposal, “FOR” the Raytheon merger-related compensation proposal and “FOR” the Raytheon adjournment proposal.

Raytheon stockholders should carefully read this joint proxy statement/prospectus, including any documents incorporated by reference, and the annexes in their entirety for more detailed information concerning the merger and the other transactions contemplated by the merger agreement.

Raytheon Record Date; Raytheon Stockholders Entitled to Vote

Only holders of record of Raytheon common stock at the close of business on September 10, 2019 will be entitled to notice of, and to vote at, the Raytheon special meeting or any adjournments or postponements thereof.

As of the close of business on August 29, 2019, there were 278,493,503 shares of Raytheon common stock outstanding and entitled to vote at the Raytheon special meeting. Each share of Raytheon common stock outstanding on the Raytheon record date entitles the holder thereof to one vote on each proposal to be considered at the Raytheon special meeting, in person or by proxy through the Internet or by telephone or by a properly executed and delivered proxy with respect to the Raytheon special meeting.

Your vote is important. We expect that many Raytheon stockholders will not attend the Raytheon special meeting in person, and instead will be represented by proxy. Most Raytheon stockholders have a choice of voting over the Internet, by using a toll-free telephone number, or by returning a completed proxy card or voting instruction form. Please check your notice, proxy card or the information forwarded by your broker, bank or other holder of record to see which options are available to you. The Internet and telephone voting procedures have been designed to authenticate stockholders, to allow you to vote your shares, and to confirm that your instructions have been properly recorded. The Internet and telephone voting facilities for Raytheon stockholders of record will close at 11:59 p.m. Eastern Time on October 10, 2019. If your shares are held through a broker, bank or other holder of record and Internet or telephone facilities are made available to you, these facilities may close sooner than those for Raytheon stockholders of record.

You can revoke your proxy at any time before it is exercised by delivering a properly executed, later-dated proxy (including an Internet or telephone vote) or by voting by ballot at the Raytheon special meeting. Executing your proxy in advance will not limit your right to vote at the Raytheon special meeting if you decide to attend in person. However, if your shares are held in the name of a broker, bank or other holder of record, you cannot vote at the Raytheon special meeting unless you have a legal proxy, executed in your favor, from the holder of record.

All shares entitled to vote and represented by properly executed proxies received prior to the Raytheon special meeting and not revoked will be voted at the Raytheon special meeting in accordance with your instructions. If you sign and return your proxy but do not indicate how your shares should be voted on a proposal, the shares represented by your proxy will be voted as the Raytheon Board recommends for such proposal.

If you are a participant in Raytheon’s Dividend Reinvestment Plan, shares acquired under the plan may be voted in the same manner as the shares that generated the dividends for reinvestment. Thus, these shares may be voted by following the same procedures as those described above.

If you are a participant in the Raytheon Savings and Investment Plan, your proxy will serve as the voting instructions to the trustee for all shares you own through the plan. If you own shares through this plan and do not provide voting instructions, the trustee will vote your shares at the Raytheon special meeting in the same proportion as shares for which instructions were received. Please see additional information as described below under “How to Vote Your Raytheon Savings and Investment Plan Shares by Proxy.”

A complete list of Raytheon stockholders entitled to vote at the Raytheon special meeting will be available for examination by any Raytheon stockholder in the Investor Relations Department at Raytheon’s corporate office at 870 Winter Street, Waltham, Massachusetts 02451 for purposes pertaining to the Raytheon special meeting, during ordinary business hours for a period of ten days before the Raytheon special meeting, and at the time and place of the Raytheon special meeting.

Voting by Raytheon’s Directors and Executive Officers

As of the close of business on August 29, 2019, the most recent practicable date for which such information was available, directors and executive officers of Raytheon and their affiliates owned and were entitled to vote 443,487 shares of Raytheon common stock or less than 1% of the shares of Raytheon common stock outstanding on that date. The number and percentage of shares of Raytheon common stock owned by directors and executive officers of Raytheon and their affiliates as of the Raytheon record date are not expected to be meaningfully different from the number and percentage as of August 29, 2019. It is currently expected that Raytheon’s directors and executive officers will vote their shares of Raytheon common stock in favor of each of the proposals to be considered at the Raytheon special meeting, but none of them have entered into any agreement obligating them to do so. For information with respect to Raytheon common stock owned by directors and executive officers of Raytheon, please see the section entitled “Raytheon Beneficial Ownership Table.”

The number of shares reflected above does not include shares underlying outstanding Raytheon RSU awards or Raytheon PSU awards. For information with respect to Raytheon RSU awards and Raytheon PSU awards, please see “The Merger Agreement—Treatment of Raytheon Equity Awards—Treatment of Raytheon RSU Awards; and—Treatment of Raytheon PSU Awards.”

Quorum

The Raytheon by-laws provide that the holders of a majority of the voting power of all outstanding shares of capital stock of Raytheon entitled to vote generally in the election of directors represented in person or by proxy will constitute a quorum for the transaction of business at the Raytheon special meeting.

Abstentions will count for the purpose of determining the presence of a quorum for the transaction of business at the Raytheon special meeting.

Broker non-votes, if any, will not be counted for the purpose of determining the presence of a quorum for the transaction of business at the Raytheon special meeting.

Required Vote

The required votes to approve the Raytheon proposals are as follows:

•	The Raytheon merger proposal requires the affirmative vote of the holders of a majority of the shares of Raytheon common stock outstanding and entitled to vote (in person or by proxy) at the Raytheon special meeting.
•	The Raytheon merger-related compensation proposal requires the affirmative vote of holders of a majority of the shares of Raytheon common stock represented (in person or by proxy) at the Raytheon special meeting and entitled to vote on the proposal, assuming a quorum. Because the vote on the Raytheon merger-related compensation proposal is advisory only, it will not be binding on either Raytheon or UTC.

Accordingly, if the Raytheon merger proposal is approved and the merger is completed, the Raytheon merger-related compensation will be payable to Raytheon’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the approval of the Raytheon merger-related compensation proposal.

•	The Raytheon adjournment proposal requires the affirmative vote of a majority of the votes cast by holders of outstanding shares of Raytheon common stock entitled to vote (in person or by proxy) at the Raytheon special meeting.

Voting of Proxies by Holders of Record

If you were the record holder of your Raytheon shares as of the Raytheon record date, you may submit your proxy to vote by mail, by telephone or via the Internet. For additional information, please see the section entitled “The Raytheon Special Meeting—Raytheon Record Date; Raytheon Stockholders Entitled to Vote.” Note that if you hold your shares through the Raytheon Savings and Investment Plan, additional restrictions apply as described below under “How to Vote Your Raytheon Savings and Investment Plan Shares by Proxy.”

Voting via the Internet or by Telephone

•	To submit your proxy via the Internet, go to the website listed on your enclosed Raytheon proxy card. Have your Raytheon proxy card in hand when you access the website and follow the instructions to vote your shares.
•	To submit your proxy by telephone, call 1-800-690-6903. Have your Raytheon proxy card in hand when you call and then follow the instructions to vote your shares.
•	If you vote via the Internet or by telephone, you must do so no later than 11:59 p.m. Eastern Time on October 10, 2019.

Voting by Mail

As an alternative to submitting your proxy via the Internet or by telephone, you may submit your proxy by mail.

•	To submit your proxy by mail, simply mark your Raytheon proxy card, date and sign it and return it in the postage-paid envelope. If you do not have the postage-paid envelope, please mail your completed Raytheon proxy card to the following address: Raytheon, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.
•	If you vote by mail, your Raytheon proxy card must be received no later than the close of business on October 10, 2019.

How to Vote Your Raytheon Savings and Investment Plan Shares by Proxy

If shares of Raytheon common stock are allocated to your account under the Raytheon Savings and Investment Plan, such shares will be voted by the respective plan trustee as directed by you. You may direct the plan trustee on how to vote the shares allocated to your plan account by telephone, mail or via the Internet as described above in accordance with instructions you will receive in the mail. In any case, your voting instructions must be received before 11:59 p.m. Eastern Time on October 8, 2019. If shares are allocated to your account under the Raytheon Savings and Investment Plan and your voting instructions are not received by this deadline, the shares allocated to your plan account will be voted in the same proportion to the shares held in the applicable plan for which directions were timely received.

General

Please be aware that any costs related to voting via the Internet, such as Internet access charges, will be your responsibility.

All properly signed proxies that are timely received and that are not revoked will be voted at the Raytheon special meeting according to the instructions indicated on the proxies or, if no direction is indicated, they will be voted as recommended by the Raytheon Board.

Treatment of Abstentions; Failure to Vote

For purposes of the Raytheon special meeting, an abstention occurs when a Raytheon stockholder attends the Raytheon special meeting, either in person or by proxy, but abstains from voting.

•	For the Raytheon merger proposal, if a Raytheon stockholder present in person at the Raytheon special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the effect of a vote cast “AGAINST” such proposal. If a Raytheon stockholder is not present in person at the Raytheon special meeting and does not respond by proxy, it will have the effect of a vote cast “AGAINST” such proposal.
•	For the Raytheon merger-related compensation proposal, if a Raytheon stockholder present in person at the Raytheon special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a Raytheon stockholder is not present in person at the Raytheon special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal (assuming a quorum is present).
•	For the Raytheon adjournment proposal, if a Raytheon stockholder present in person at the Raytheon special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a Raytheon stockholder is not present in person at the Raytheon special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal.

Shares Held in Street Name

If your shares of Raytheon common stock are held in an account at a bank, broker or other nominee holder of record (i.e., in “street name”), you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank, broker or other nominee. You may not vote shares held in street name by returning a Raytheon proxy card directly to Raytheon or by voting in person at the Raytheon special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Further, banks, brokers or other nominees who hold shares of Raytheon common stock on behalf of their customers may not give a proxy to Raytheon to vote those shares with respect to the Raytheon merger proposal, the Raytheon merger-related compensation proposal and the Raytheon adjournment proposal without specific instructions from their customers, as banks, brokers and other nominees do not have discretionary voting power on these “non-routine” matters. Under the current rules of the NYSE, each of the three proposals to be considered at the Raytheon special meeting as described in this joint proxy statement/prospectus are considered non-routine. Therefore banks, brokers and other nominee holders of record do not have discretionary authority to vote on any of the three proposals to be considered at the Raytheon special meeting. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

Therefore, if you are a Raytheon stockholder and you do not instruct your bank, broker or other nominee on how to vote your shares:

•	your bank, broker or other nominee may not vote your shares on the Raytheon merger proposal, which broker non-votes, if any, will have the same effect as a vote “AGAINST” such proposal;
•	your bank, broker or other nominee may not vote your shares on the Raytheon merger-related compensation proposal, which broker non-votes, if any, will have no effect on the vote count for such proposal (assuming a quorum is present); and
•	your bank, broker or other nominee may not vote your shares on the Raytheon adjournment proposal, which broker non-votes, if any, will have no effect on the vote count for such proposal.

Attendance at the Raytheon Special Meeting and Voting in Person

Raytheon stockholders of record as of the record date for the Raytheon special meeting will be required to present a valid government-issued photo identification, such as a driver’s license or passport, to gain admittance to the Raytheon special meeting. Raytheon stockholders who hold their shares through a bank, broker or other nominee and who wish to attend the Raytheon special meeting will be required to present verification of ownership of Raytheon common stock, such as a bank or brokerage firm account statement, and will be required to present a valid government-issued photo identification, such as a driver’s license or passport, to gain admittance to the Raytheon special meeting.

Because of security procedures, Raytheon stockholders of record as of the record date who plan to attend the Raytheon special meeting will need to obtain an admission ticket in advance. Admission tickets will be available to both registered and beneficial owners of Raytheon common stock. You may apply for an admission ticket by mail to Office of the Corporate Secretary, 870 Winter Street, Waltham, Massachusetts 02451. Ticket requests will not be accepted by phone or email. Raytheon’s Corporate Secretary must receive your request for an admission ticket on or before October 3, 2019. If you are a beneficial owner of Raytheon common stock and hold your shares through a bank, broker or other nominee and you plan to attend the Raytheon special meeting in person, in addition to following the procedures described above, you will also need to provide proof of beneficial ownership at the Raytheon record date to obtain your admission ticket for the Raytheon special meeting. Please note that seating will be limited and requests for admission tickets will be accepted on a first-come, first-served basis.

If you are a stockholder of record and plan to attend the Raytheon special meeting and wish to vote in person, you will be given a ballot at the Raytheon special meeting. Please note, however, that if your shares are held of record by a bank, broker or other nominee, and you wish to vote in person at the Raytheon special meeting, you must bring to the Raytheon special meeting a legal proxy from the record holder of the shares (your bank, broker or other nominee) authorizing you to vote at the Raytheon special meeting.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Raytheon special meeting. In addition, Raytheon stockholders seeking to attend the Raytheon special meeting and their carried items may be subject to search.

Revocability of Proxies

Any Raytheon stockholder of record giving a proxy has the power to revoke it. If you are a Raytheon stockholder of record, you may revoke your proxy in any of the following ways:

•	By delivering, before the close of business on October 10, 2019 to Raytheon's Corporate Secretary (at the Office of the Corporate Secretary, 870 Winter Street, Waltham, Massachusetts 02451) a signed written notice of revocation bearing a later date than the proxy, stating that the proxy is revoked;
•	By duly executing a subsequently dated proxy relating to the same shares of Raytheon common stock and delivering it to Raytheon's Corporate Secretary at the address in the bullet point above before the close of business on October 10, 2019;
•	By duly submitting a subsequently dated proxy vote relating to the same shares of Raytheon common stock by telephone or via the Internet (using the original instructions provided to you) before 11:59 p.m. Eastern Time on October 10, 2019; or

•	By attending the Raytheon special meeting in person and voting such shares during the Raytheon special meeting as described above, although attendance at the Raytheon special meeting will not, by itself, revoke a proxy.

If shares of Raytheon common stock are allocated to your account under the Raytheon Savings and Investment Plan and you did not receive email instructions on how to direct the plan trustee to vote the shares allocated to your account under the plan, you may revoke your directions to the plan trustee by duly submitting subsequently dated instructions by telephone or via the Internet (using the original instructions provided to you), but must do so before 11:59 p.m. Eastern Time on October 8, 2019.

If your shares are held by a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee. You must contact your bank, broker or other nominee to find out how to do so.

Solicitation of Proxies; Expenses of Solicitation

The Raytheon Board is soliciting proxies for the Raytheon special meeting from its stockholders. Raytheon will bear a portion of the cost of the solicitation of proxies, including preparation, assembly and delivery, as applicable, of this joint proxy statement/prospectus, the Raytheon proxy card and any additional materials furnished to Raytheon stockholders. Proxies may be solicited by directors, officers and a small number of Raytheon’s regular employees personally or by mail, telephone or facsimile, but such persons will not be specially compensated for such service. Raytheon has retained D.F. King & Co., Inc., a proxy solicitation firm, to assist in the solicitation of proxies and will pay D.F. King & Co., Inc. an initial fee of $50,000 plus additional fees to be determined at the conclusion of the solicitation and reasonable out-of-pocket expenses. As appropriate, copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians that hold shares of Raytheon common stock of record for beneficial owners for forwarding to such beneficial owners. Raytheon may also reimburse persons representing beneficial owners for their costs of forwarding the solicitation material to such owners.

Assistance

If you need assistance with voting via the Internet, voting by telephone or completing your Raytheon proxy card, or have questions regarding the Raytheon special meeting, please contact Raytheon’s Investor Relations Department at (781) 522-5123 or D.F. King & Co., Inc. at (866) 416-0576 (toll-free), (212) 269-5550 (collect) or RTN@dfking.com.

Your vote is very important regardless of the number of shares of Raytheon common stock that you own and the matters to be considered at the Raytheon special meeting are of great importance to the stockholders of Raytheon. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy via the Internet or by telephone or, if applicable, complete, date, sign and promptly return the enclosed Raytheon proxy card or voting instruction form in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed Raytheon proxy card.

Please vote your shares via the Internet or by telephone, or sign, date and return a Raytheon proxy card or voting instruction form promptly to ensure that your shares can be represented, even if you otherwise plan to attend the Raytheon special meeting in person.

Tabulation of Votes

Raytheon has appointed Broadridge to serve as the Inspector of Election for the Raytheon special meeting. Broadridge will independently tabulate affirmative and negative votes and abstentions.

Adjournments

Subject to certain restrictions contained in the merger agreement, the Raytheon special meeting may be adjourned to allow additional time for obtaining additional proxies. No notice of an adjourned meeting need be given if the time and place thereof are announced at the Raytheon special meeting at which the adjournment was taken unless:

•	the adjournment is for more than 30 days, in which case a notice of the adjourned meeting will be given to each Raytheon stockholder of record entitled to vote at the Raytheon special meeting; or
•	if, after the adjournment, a new record date for determination of Raytheon stockholders entitled to vote is fixed for the adjourned meeting, in which case the Raytheon Board will fix as the record date for determining Raytheon stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of Raytheon stockholders entitled to vote at the adjourned meeting, and will give notice of the adjourned meeting to each Raytheon stockholder of record as of such record date.

At any adjourned meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the Raytheon special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

On June 9, 2019, UTC, Merger Sub and Raytheon entered into the merger agreement. The merger agreement contains the terms and conditions of the proposed merger between UTC and Raytheon, whereby the UTC aerospace businesses and Raytheon will combine in an all-stock merger of equals. Under the merger agreement, subject to satisfaction or (to the extent permitted by law) waiver of the conditions set forth in the merger agreement, including the completion of the separation and the distributions, in each case prior to the completion of the merger, Merger Sub will merge with and into Raytheon, with Raytheon continuing as the surviving corporation and a wholly owned subsidiary of UTC. The merger is expected to be completed in the first half of 2020, at which time the name of the combined company will be changed to “Raytheon Technologies Corporation.”

At the completion of the merger, each share of Raytheon common stock that is issued and outstanding immediately prior to the completion of the merger (other than excluded shares) will be converted into the right to receive 2.3348 fully paid and nonassessable shares of UTC common stock, and, if applicable, cash in lieu of fractional shares, less any applicable withholding taxes. We estimate that, immediately following completion of the merger, former holders of Raytheon common stock will own approximately 43% and pre-merger holders of UTC common stock will own approximately 57% of the common stock of the combined company.

The accompanying unaudited pro forma combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X. The historical consolidated financial information in the unaudited pro forma combined financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable and (3) with respect to the unaudited pro forma combined statements of operations, expected to have a continuing impact on the combined results of UTC and Raytheon.

The unaudited pro forma combined financial information does not give effect to any cost savings, operating synergies or revenue synergies that may result from the merger or the costs to achieve any synergies.

The unaudited pro forma combined financial information has been presented for informational purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations would have been had the transactions been completed as of the dates indicated. In addition, the unaudited pro forma combined financial information does not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma combined financial information contains estimated adjustments, based upon available information and certain assumptions that we believe are reasonable under the circumstances. The assumptions underlying the pro forma adjustments are described in greater detail in the accompanying notes to the unaudited pro forma combined financial information. In many cases, these assumptions were based on preliminary information and estimates.

The unaudited pro forma combined financial information is presented to illustrate the estimated effects of the merger, based on the historical financial position and results of operations of UTC and Raytheon, presented as follows:

•	The unaudited pro forma combined statement of operations for the six months ended June 30, 2019 was prepared based on
(1)	the historical unaudited condensed consolidated statement of operations of UTC for the six months ended June 30, 2019; and
(2)	the historical unaudited consolidated statement of operations of Raytheon for the six months ended June 30, 2019.
•	The unaudited pro forma combined statement of operations for the year ended December 31, 2018 was prepared based on
(1)	the historical audited consolidated statement of operations of UTC for the year ended December 31, 2018;
(2)	the historical unaudited consolidated statement of operations of Rockwell Collins for the period from January 1, 2018 through November 25, 2018; and

(3)	the historical audited consolidated statement of operations of Raytheon for the year ended December 31, 2018.
•	The unaudited pro forma combined balance sheet as of June 30, 2019 was prepared based on
(1)	the historical unaudited condensed consolidated balance sheet of UTC as of June 30, 2019; and
(2)	the historical unaudited consolidated balance sheet of Raytheon as of June 30, 2019.

The merger will be accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification, referred to as ASC, 805, Business Combinations, referred to as ASC 805. UTC management has determined that UTC is the acquiror for financial accounting purposes. In identifying UTC as the accounting acquirer, the companies considered the structure of the transaction and other actions contemplated by the merger agreement, relative outstanding share ownership and market values, the composition of the combined company’s board of directors, the relative size of UTC and Raytheon, and the designation of certain senior management positions of the combined company.

The unaudited pro forma combined financial information set forth below gives effect to the following transactions and circumstances, referred to as the Transactions:

•	UTC’s pending merger with Raytheon;
•	UTC’s acquisition of Rockwell Collins on November 26, 2018;
•	UTC’s pending separation and distributions; and
•	UTC’s targeted pre-merger applicable net indebtedness.

The unaudited pro forma combined statements of operations for the year ended December 31, 2018 and the six months ended June 30, 2019 assume the Transactions occurred on January 1, 2018. The unaudited pro forma combined balance sheet as of June 30, 2019 assumes the Transactions occurred on June 30, 2019, with the exception of UTC’s acquisition of Rockwell Collins which is reflected in UTC’s historical balance sheet at June 30, 2019. The unaudited pro forma combined financial information does not reflect any dispositions that may be required by either UTC or Raytheon in connection with the receipt of regulatory approvals required to complete the merger.

This historical financial information included in the unaudited pro forma combined financial information was derived from and should be read in conjunction with the accompanying notes, as well as the following historical consolidated financial statements and related notes of UTC, Raytheon, and Rockwell Collins, that are incorporated by reference into this joint proxy statement/prospectus:

•	UTC’s consolidated financial statements and the notes thereto contained in its Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on February 7, 2019 and amended April 5, 2019 and UTC’s Quarterly Report on Form 10-Q for the six months ended June 30, 2019 filed with the SEC on July 26, 2019;
•	Raytheon’s consolidated financial statements and notes thereto contained in its Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on February 13, 2019 and Raytheon’s Quarterly Report on Form 10-Q for the six months ended June 30, 2019 filed with the SEC on July 25, 2019; and
•	UTC’s Form 8-K filed with the SEC on November 27, 2018 and amended on December 21, 2018 to include unaudited pro forma condensed combined financial information reflecting the acquisition of Rockwell Collins and the audited consolidated financial statements of Rockwell Collins for the years ended September 30, 2018, 2017 and 2016, respectively.

For more information regarding such historical consolidated financial statements and related notes, see “Where You Can Find More Information.”

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
Six months ended June 30, 2019
(Dollars and shares, in millions, except per share amounts)

	Historical United Technologies Corporation	The Separation and the Distributions (Note 8)	Pro Forma United Technologies Corporation Post Separation	Historical Raytheon Company After Reclassifications (Note 4)	Pro Forma Merger Adjustments (Notes 5 and 6)		Pro Forma Combined Company
Net Sales:
Product sales	$26,908	$(10,484)	$16,424	$11,556	$(120)	(a)	$27,860
Service sales	11,091	(5,233)	5,858	2,332	—		8,190
	37,999	(15,717)	22,282	13,888	(120)		36,050
Costs and Expenses:
Cost of products sold	21,149	(7,739)	13,410	8,304	129	(b1)	21,843
Cost of services sold	6,971	(3,398)	3,573	1,778	60	(b2)	5,411
Research and development	1,471	(279)	1,192	395	3	(c)	1,590
Selling, general, and administrative	4,103	(2,354)	1,749	1,102	(59)	(d)	2,792
	33,694	(13,770)	19,924	11,579	133		31,636
Other income (expense), net	324	(154)	170	28	—		198
Operating profit	4,629	(2,101)	2,528	2,337	(253)		4,612
Non-service pension (benefit) cost	(424)	34	(390)	362	(615)	(e)	(643)
Interest expense (income), net	791	(316)	475	69	(26)	(f)	518
Income (loss) from operations before income taxes	4,262	(1,819)	2,443	1,906	388		4,737
Income tax expense (income)	838	(557)	281	318	7	(g)	606
Net income (loss)	3,424	(1,262)	2,162	1,588	381		4,131
Less: Noncontrolling interest in subsidiaries’ earnings from operations	178	(84)	94	(10)	—		84
Net income (loss) attributable to UTC common shareowners	$3,246	$(1,178)	$2,068	$1,598	$381		$4,047
Pro forma earnings per share of common stock:
Basic	$3.80						$2.69
Diluted	$3.76						$2.68
Pro forma weighted average common shares outstanding
Basic	853.80					(h)	1,501.71
Diluted	862.30					(i)	1,512.52

See accompanying “Notes to Unaudited Pro Forma Combined Financial Information.”

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
Year ended December 31, 2018
(Dollars and shares, in millions, except per share amounts)

	Historical United Technologies Corporation(1)	Pro Forma Historical Rockwell Collins Acquisition (1/1/18- 11/25/18) (Note 1)	The Separation and the Distributions (Note 8)	Pro Forma United Technologies Corporation Post Separation	Historical Raytheon Company After Reclassifications (Note 4)	Pro Forma Merger Adjustments (Notes 5 and 6)		Pro Forma Combined Company
Net Sales:
Product sales	$45,434	$6,604	$(21,293)	$30,745	$22,633	$(221)	(a)	$53,157
Service sales	21,067	1,031	(10,508)	11,590	4,425	—		16,015
	66,501	7,635	(31,801)	42,335	27,058	(221)		69,172
Costs and expenses:
Cost of products sold	36,754	4,509	(15,671)	25,592	16,108	581	(b1)	42,281
Cost of services sold	13,231	641	(6,850)	7,022	3,465	115	(b2)	10,602
Research and development	2,462	528	(585)	2,405	841	6	(c)	3,252
Selling, general, and administrative	7,066	652	(4,221)	3,497	2,088	(32)	(d)	5,553
	59,513	6,330	(27,327)	38,516	22,502	670		61,688
Other income (expense), net	1,565	(37)	(1,183)	345	(8)	—		337
Operating profit	8,553	1,268	(5,657)	4,164	4,548	(891)		7,821
Non-service pension (benefit) cost	(765)	(80)	106	(739)	1,230	(1,796)	(e)	(1,305)
Interest expense (income), net	1,038	482	(620)	900	153	(52)	(f)	1,001
Income (loss) from operations before income taxes	8,280	866	(5,143)	4,003	3,165	957		8,125
Income tax expense (income)	2,626	41	(1,360)	1,307	282	219	(g)	1,808
Net income (loss)	5,654	825	(3,783)	2,696	2,883	738		6,317
Less: Noncontrolling interest in subsidiaries’ earnings	385	—	(195)	190	(27)	—		163
Net income (loss) attributable to UTC common shareowners	$5,269	$825	$(3,588)	$2,506	$2,910	$738		$6,154
Pro forma earnings per common share:
Basic	$6.58							$4.25
Diluted	$6.50							$4.22
Pro forma weighted average common shares outstanding
Basic	800.40						(h)	1,448.31
Diluted	810.10						(i)	1,459.27
1	Historical United Technologies Corporation includes the results of Rockwell Collins for the period from November 26, 2018 to December 31, 2018.

See accompanying “Notes to Unaudited Pro Forma Combined Financial Information.”

UNAUDITED PRO FORMA COMBINED BALANCE SHEET
As of June 30, 2019
(Dollars, in millions)

	Historical United Technologies Corporation	The Separation and the Distributions (Note 8)	Pro Forma United Technologies Corporation Post Separation	Historical Raytheon Company After Reclassifications (Note 4)	Pro Forma Merger Adjustments Notes 5 and 7)		Pro Forma Combined Company
Assets:
Cash and cash equivalents	$6,819	$(2,512)	$4,307	$2,173	$—		$6,480
Accounts receivable, net	13,695	(5,641)	8,054	1,607	(28)	(j)	9,633
Contract assets, current	4,334	(1,399)	2,935	6,034	—		8,969
Inventories and contracts in progress, net	10,934	(2,312)	8,622	932	—		9,554
Other assets, current	1,276	(419)	857	610	(17)	(k)	1,450
Total Current Assets	37,058	(12,283)	24,775	11,356	(45)		36,086
Customer financing assets	3,293	(12)	3,281	—	—		3,281
Future income tax benefits	1,712	(541)	1,171	189	(430)	(l)	930
Fixed assets, net	12,292	(2,329)	9,963	3,226	1,407	(m)	14,596
Operating lease right-of-use assets	2,740	(1,478)	1,262	888	—		2,150
Goodwill	48,358	(11,517)	36,841	14,882	24,929	(n)	76,652
Intangible assets, net	25,963	(1,690)	24,273	344	19,567	(o)	44,184
Other assets	7,574	(2,850)	4,724	1,301	774	(p)	6,799
Total Assets	$138,990	$(32,700)	$106,290	$32,186	$46,202		$184,678
Liabilities and Equity:
Short-term borrowings	$1,139	$(44)	$1,095	$—	$—		$1,095
Accounts payable	11,109	(3,251)	7,858	1,368	(28)	(q)	9,198
Accrued liabilities	10,753	(3,713)	7,040	2,647	2,764	(r)	12,451
Contract liabilities, current	6,219	(2,939)	3,280	1,549	(55)	(s)	4,774
Long-term debt currently due	6,202	—	6,202	800	—		7,002
Total Current Liabilities	35,422	(9,947)	25,475	6,364	2,681		34,520
Long-term debt	37,910	(16,936)	20,974	4,257	483	(t)	25,714
Future pension and postretirement benefit obligations	3,663	(956)	2,707	6,274	784	(u)	9,765
Operating lease liabilities	2,258	(1,152)	1,106	720	—		1,826
Other long-term liabilities	16,651	(2,046)	14,605	1,932	4,090	(v)	20,627
Total Liabilities	$95,904	$(31,037)	$64,867	$19,547	$8,038		$92,452
Commitments and contingent liabilities
Redeemable noncontrolling interest	$109	$(109)	$—	$435	$—		$435
Shareowners’ Equity:
Common stock	22,718	—	22,718	3	52,780	(w)	75,501
Treasury Stock	(32,549)	—	(32,549)	—	—		(32,549)
Retained earnings	60,548	(3,942)	56,606	20,383	(22,798)	(w)	54,191
Unearned ESOP shares	(71)	—	(71)	—	—		(71)
Total Accumulated other comprehensive loss	(9,892)	3,262	(6,630)	(8,182)	8,182	(w)	(6,630)
Total Shareowner’s Equity	40,754	(680)	40,074	12,204	38,164		90,442
Noncontrolling interest	2,223	(874)	1,349	—	—		1,349
Total Equity	42,977	(1,554)	41,423	12,204	38,164		91,791
Total Liabilities and Equity	$138,990	$(32,700)	$106,290	$32,186	$46,202		$184,678

See accompanying “Notes to Unaudited Pro Forma Combined Financial Information.”

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Note 1: Description of transactions

On June 9, 2019, UTC, Merger Sub and Raytheon entered into the merger agreement. The merger agreement contains the terms and conditions of the proposed merger between UTC and Raytheon, whereby the UTC aerospace businesses and Raytheon will combine in an all-stock merger of equals. Under the merger agreement, subject to satisfaction or (to the extent permitted by law) waiver of the conditions set forth in the merger agreement, including the completion of the separation and the distributions, in each case prior to the completion of the merger, Merger Sub will merge with and into Raytheon, with Raytheon continuing as the surviving corporation and a wholly owned subsidiary of UTC. Refer to Note 8 for further detail on the separations and the distributions. The merger is expected to be completed in the first half of 2020, at which time the name of the combined company will be changed to “Raytheon Technologies Corporation.”

At the completion of the merger, each share of Raytheon common stock that is issued and outstanding immediately prior to the completion of the merger (other than excluded shares) will be converted into the right to receive 2.3348 fully paid and nonassessable shares of UTC common stock, and, if applicable, cash in lieu of fractional shares, less any applicable withholding taxes. We estimate that, immediately following completion of the merger, former holders of Raytheon common stock will own approximately 43% and pre-merger holders of UTC common stock will own approximately 57% of the common stock of the combined company.

UTC’s acquisition of Rockwell Collins

On November 26, 2018, UTC completed its acquisition of Rockwell Collins, a leader in aviation and high-integrity solutions for commercial and military customers. The values presented in the unaudited pro forma combined financial information as Historical United Technologies Corporation as of and for the six months ended June 30, 2019 reflect the consolidation of Rockwell Collins from the date of acquisition. The values presented as Historical United Technologies Corporation in the unaudited pro forma combined statement of operations for the year ended December 31, 2018 only reflect the results of operations of Rockwell Collins from the date of acquisition.

Values presented as Rockwell Collins from January 1, 2018 through November 25, 2018, prior to the acquisition of Rockwell Collins by UTC, are comprised of (1) Rockwell Collins’ results of operations for the nine months ended September 30, 2018, which have been derived by subtracting Rockwell Collins’ historical unaudited condensed consolidated statement of operations for the three months ended December 31, 2017 from its historical audited consolidated statement of operations for the year ended September 30, 2018, and (2) results of operations for the period from October 1, 2018 to November 25, 2018, derived from the historical records of Rockwell Collins.

The unaudited pro forma combined statement of operations for the year ended December 31, 2018 gives effect to UTC’s acquisition of Rockwell Collins as if the acquisition had occurred on January 1, 2018. The Historical United Technologies Corporation amounts include the results of Rockwell Collins for the period from November 26, 2018 to December 31, 2018. The nature of the adjustments presented below are consistent with the Form 8-K filed on November 27, 2018 (and amended on December 21, 2018), which is incorporated by reference into this joint proxy statement/prospectus.

(Dollars, in millions)	Historical Rockwell Collins (1/1/18- 9/30/18)	Historical Rockwell Collins (10/1/18- 11/25/18)	Pro Forma Adjustments	Notes	Total Pro Forma Rockwell Collins Acquisition (1/1/18- 11/25/18)
Net Sales:
Product sales	$5,877	$1,086	$(359)	(i)	$6,604
Service sales	777	278	(24)	(ii)	1,031
	6,654	1,364	(383)		7,635

(Dollars, in millions)	Historical Rockwell Collins (1/1/18- 9/30/18)	Historical Rockwell Collins (10/1/18- 11/25/18)	Pro Forma Adjustments	Notes	Total Pro Forma Rockwell Collins Acquisition (1/1/18- 11/25/18)
Costs and expenses:
Cost of products sold	4,399	802	(692)	(iii)	4,509
Cost of services sold	520	163	(42)	(iv)	641
Research and development	—	107	421	(v)	528
Selling, general, and administrative	613	130	(91)	(vi)	652
Transaction costs	85	116	(201)	(vii)	—
	5,617	1,318	(605)		6,330
Other income (expense), net	16	(70)	17	(viii)	(37)
Operating profit	1,053	(24)	239		1,268
Non-service pension (benefit) cost	—	(6)	(74)	(ix)	(80)
Interest expense (income), net	198	48	236	(x)	482
Income (loss) from operations before income taxes	855	(66)	77		866
Income tax expense (income)	103	(51)	(11)	(xi)	41
Net income (loss)	752	(15)	88		825
Less: Noncontrolling interest in subsidiaries’ earnings	—	—	—		—
Net income (loss) attributable to common shareowners	$752	$(15)	$88		$825
i.	Reflects the elimination of $202 million in revenues related to certain Rockwell Collins businesses which were required to be disposed of to obtain regulatory approval for the acquisition of Rockwell Collins, referred to as removal of held for sale entities, a $120 million reduction to reflect the deferral of revenues related to OEM product engineering and development, partially offset by changes in timing of sales recognition for contracts requiring an overtime method of revenue recognition under the New Revenue Standard, the elimination of $43 million of sales between UTC and Rockwell Collins, offset by the elimination of $6 million of intangible assets amortization historically recorded as a reduction of product sales.
ii.	Reflects the elimination of $24 million of service sales related to held for sale entities.
iii.	Reflects $271 million of amortization expense related to acquired intangible assets, net of expense historically recognized by Rockwell Collins, $53 million reclassification of non-service pension cost below operating profit to align with UTC’s adoption of ASU 2017-07 07 Compensation-Retirement Benefits (Topic 715), Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which was historically recorded as a reduction to cost of products sold, and $25 million of amortization expense related to fixed assets recognized at fair value, offset by a reclassification of $447 million of research and development costs to Research and development to conform with UTC policy, the elimination of $261 million of cost of products sold due to the impact of the New Revenue Standard, the elimination of $145 million of cost of products sold by held for sale entities, removal of $102 million of non-recurring amortization related to inventory step-up recognized by UTC, a $43 million reduction in pension expense, and the elimination of $43 million of intercompany transactions.
iv.	Relates to the elimination of $26 million of historical intangible asset amortization expense, the elimination of $17 million related to held for sale entities, and a decrease of $5 million of pension expense, offset by a $6 million reclassification of non-service pension cost historically recorded as a reduction of cost of services sold.
v.	Reflects reclassification of research and development expenditures of $447 million and $68 million from Cost of products sold and Selling, general, and administrative, respectively, to conform with UTC policy, the elimination of $84 million of amortization of the capitalized pre-production asset and an elimination of $10 million related to held for sale entities.
vi.	Reflects the reclassification of $73 million of integration costs to Selling, general, and administrative expenses, offset by the reclassification of $68 million of research and development expenditures to Research and development, the elimination of $84 million of UTC’s transaction costs relating to the Rockwell Collins acquisition, $11 million of costs incurred by held for sale entities, and a net reduction in pension expense of $1 million.
vii.	Reflects the elimination of $128 million of non-recurring transaction costs incurred by Rockwell Collins, relating to the acquisition of Rockwell Collins and the reclassification of $73 million of integration costs to Selling, general and administrative expenses to align with UTC presentation.
viii.	Reflects a $19 million elimination of expense related to held for sale entities, a $10 million increase to income related to the revaluation of Rockwell Collins pension under UTC plan assumptions, offset by a $12 million reclassification of non-service pension income to non-service pension benefit.
ix.	Reflects the reclassification of non-service pension benefit below operating profit to align with UTC presentation.
x.	Reflects $218 million impact to interest expense related to new indebtedness used to finance a portion of the Rockwell Collins acquisition and net $18 million related to the revaluation of Rockwell Collins’ historical indebtedness. Pro forma interest expense related to the new indebtedness financings was calculated based on a weighted average effective interest rate of 3.79%. The impact of a 1/8% increase in variable interest rates would not have a material impact on pro forma interest expense.
xi.	Generally, the pro forma adjustments are tax effected at applicable statutory rates.

The following table summarizes the expected pro forma amortization expense of the acquired intangible assets for the years 2019 through 2024, which has been prepared to reflect the acquisition of Rockwell Collins as if it occurred on January 1, 2018.

	Remaining
(Dollars, in millions)	July 1, 2019 – December 31, 2019	2020	2021	2022	2023
Amortization expense	$275	$537	$526	$517	$509

Note 2: Basis of presentation

The unaudited pro forma combined financial information was prepared using the acquisition method of accounting, with UTC considered the accounting acquiror of Raytheon. Under the acquisition method of accounting, the preliminary purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with any excess purchase price allocated to goodwill. To prepare the unaudited pro forma combined financial information, UTC adjusted Raytheon’s assets and liabilities to their estimated fair values based on preliminary valuation work. As of the date of this joint proxy statement/prospectus, UTC has not completed the detailed valuation work necessary to finalize the required estimated fair values and estimated useful lives of Raytheon’s assets to be acquired and liabilities to be assumed and the related allocation of the purchase price. The final allocation of the purchase price will be determined after completion of the merger and determination of the estimated fair value of Raytheon’s assets and liabilities, and associated tax adjustments. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments.

The unaudited pro forma combined financial information has been compiled in a manner consistent with the accounting policies adopted by UTC. Certain financial information of Raytheon as presented in its historical consolidated financial statements has been preliminarily reclassified to conform to the historical presentation in UTC’s consolidated financial statements for the purposes of preparing the unaudited pro forma combined financial information. Upon completion of the merger, UTC will perform a full and detailed review of Raytheon’s accounting policies. As a result of that review, UTC may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the consolidated financial statements of the combined company.

The separation and the distributions are required to be completed prior to the completion of the merger. Accordingly, the unaudited pro forma financial information has been adjusted to reflect the pending separation and the distributions, which management has assessed as probable of occurring. The separation of the Otis business and the Carrier business are expected to qualify as discontinued operations to UTC and are, therefore, presented in the unaudited pro forma financial information in accordance with the guidance in ASC 205, Financial Statement Presentation, referred to as ASC 205. As such, the unaudited pro forma combined financial statements of operations do not allocate any general corporate overhead expenses of UTC to the Otis business and the Carrier business and, therefore, do not reflect what the results of operations would have been on a standalone basis and are not necessarily indicative of the future operations of UTC, the Otis business, or the Carrier business. Refer to Note 8 for further details on the separation of the Otis business and the Carrier business.

Note 3: Accounting policies

The unaudited pro forma combined financial information reflects adjustments to conform Raytheon’s results to UTC’s accounting policies. Significant differences between the respective accounting policies that have been adjusted include the following:

•	Classification of contract assets and liabilities: For classification of contract assets and liabilities, Raytheon uses the duration of the related contract or program as its operating cycle, which is generally longer than one year. UTC classifies contract assets and liabilities as current when they are expected to be settled within twelve months of the balance sheet date. Refer to Note 4 for detail of adjustments made.
•	Measurement of environmental liabilities: Raytheon discounts environmental remediation costs to their present value. UTC generally does not discount such costs. Refer to Note 7 for detail of adjustments made.

Impact of New Lease Accounting Standard

In February 2016, the Financial Accounting Standards Board issued Accounting Standards Update 2016-02, Leases (Topic 842) and its related amendments, collectively referred to as the New Lease Accounting Standard, which requires lessees to recognize a right-of-use asset and lease liability for most lease arrangements. UTC and Raytheon adopted the New Lease Accounting Standard effective January 1, 2019. The New Lease Accounting Standard is reflected in the statements of operations and balance sheets of UTC and Raytheon as of and for the six months ended June 30, 2019; however, neither company has recast its previously issued financial statements for prior annual periods, except Raytheon’s balance sheet as of December 31, 2018, as presented in its second quarter 2019 Form 10-Q, which has been recast to reflect the New Lease Accounting Standard.

The New Lease Accounting Standard resulted in UTC recognizing a $2.7 billion operating right-of-use asset and a $2.8 billion operating lease liability as of June 30, 2019. Finance lease right-of-use assets at June 30, 2019 of $74 million are included in Other assets in UTC’s consolidated balance sheet. The impact on UTC’s statement of operations for the six months ended June 30, 2019 was not material.

The New Lease Accounting Standard resulted in the recognition of operating lease right-of-use assets for Raytheon of $888 million and operating lease liabilities of $927 million, of which $207 million was classified as current and is included in Other current liabilities in Raytheon’s consolidated balance sheet as of June 30, 2019, with immaterial changes to other balance sheet accounts. The standard had no material impact on Raytheon’s results of operations for the six months ended June 30, 2019.

Note 4: Reclassification adjustments

Certain reclassifications have been made to the historical presentation of Raytheon’s statements of operations and balance sheet to conform to the financial statement presentation of UTC.

Reclassifications to Raytheon’s unaudited consolidated statement of operations for the six months ended June 30, 2019 are as follows:

(Dollars, in millions)	Before Reclassifications	Reclassifications	Notes	After Reclassifications
Net Sales:
Product sales	$11,556			$11,556
Service sales	2,332			2,332
	13,888			13,888
Costs and expenses:
Cost of products sold	8,304			8,304
Cost of services sold	1,778			1,778
Research and development	—	395	(i)	395
Selling, general, and administrative	1,517	(415)	(i)(ii)	1,102
	11,599			11,579
Other income, net	—	28	(iii)	28
Operating Profit	2,289			2,337
Non-service pension (benefit) cost	362			362
Interest expense, net	—	69	(iv)	69
Interest expense	89	(89)	(iv)	—
Interest income	(20)	20	(iv)	—
Other (income) expense, net	(28)	28	(iii)	—
Income (loss) from continuing operations before income taxes	1,886			1,906
Income tax expense (income)	298	20	(ii)	318
Net income from operations	1,588			1,588
Less: Noncontrolling interest in subsidiaries’ earnings (loss)	(10)			(10)
Net income (loss) attributable to Raytheon common stockholders	$1,598			$1,598
i.	Represents $395 million reclassification of research and development costs from Selling, general, and administrative expenses to Research and development expenses to conform to UTC presentation.

ii.	Represents the reclassification of $20 million of state income taxes from Selling, general and administrative expense to Income tax expense (income) to conform to UTC presentation.
iii.	Represents the reclassification of Other (income) expense, net within Income (loss) from operations to Other income, net within Operating profit to conform to UTC presentation.
iv.	Represents the reclassification of Interest expense and Interest income to Interest expense (income), net, to conform to UTC presentation.

Reclassifications to Raytheon’s audited consolidated statement of operations for the year ended December 31, 2018 are as follows:

(Dollars, in millions)	Before Reclassifications	Reclassifications		Notes	After Reclassifications
Net Sales:
Product sales	$22,633	$			$22,633
Service sales	4,425				4,425
	27,058				27,058
Costs and expenses:
Cost of products sold	16,108				16,108
Cost of services sold	3,465				3,465
Research and development	—		841	(i)	841
Selling, general, and administrative	2,947		(859)	(i) (ii)	2,088
	22,520				22,502
Other income, net	—		(8)	(iii)	(8)
Operating profit	4,538				4,548
Non-service pension (benefit) cost	1,230				1,230
Interest expense, net	—		153	(iv)	153
Interest expense	184		(184)	(iv)	—
Interest income	(31)		31	(iv)	—
Other (income) expense, net	8		(8)	(iii)	—
Income (loss) from continuing operations before income taxes	3,147				3,165
Income tax expense (income)	264		18	(ii)	282
Net income from operations	2,883				2,883
Less: Noncontrolling interest in subsidiaries’ earnings (loss)	(27)				(27)
Net income (loss) attributable to Raytheon common stockholders	$2,910				$2,910
i.	Represents $841 million reclassification of research and development costs from Selling, general, and administrative expenses to Research and development expenses to conform to UTC presentation.
ii.	Represents the reclassification of $18 million of state income taxes from Selling, general and administrative expense to Income tax expense (income) to conform to UTC presentation.
iii.	Represents the reclassification of Other (income) expense, net within Income (loss) from operations to Other income, net within Operating profit to conform to UTC presentation.
iv.	Represents the reclassification of Interest expense and Interest income to Interest expense (income), net, to conform to UTC presentation.

Reclassifications to Raytheon’s unaudited consolidated balance sheet as of June 30, 2019 are as follows:

(Dollars, in millions)	Before Reclassifications	Reclassifications	Notes	After Reclassifications
Assets:
Current Assets
Cash and cash equivalents	$2,173			$2,173
Accounts receivable, net	1,607			1,607
Contract assets, current	6,130	(96)	(i)	6,034
Inventories and contracts in progress, net	932			932
Other assets, current	684	(74)	(ii)	610
Total Current Assets	11,526			11,356
Customer financing assets	—			—
Future income tax benefits	—	189	(iii)	189
Fixed assets, net	2,982	244	(iv)	3,226
Operating lease right-of-use assets	888			888
Goodwill	14,882			14,882
Intangible assets, net	—	344	(v)	344
Other assets	1,908	(607)	(i)(ii)(iii) (iv)(v)	1,301
Total Assets	$32,186			$32,186
Liabilities and Equity:
Short-term borrowings	$—			$—
Accounts payable	1,368			1,368
Accrued liabilities	—	2,647	(vi)(vii)(x)	2,647
Accrued employee compensation	1,361	(1,361)	(x)	—
Contract liabilities, current	2,944	(1,395)	(viii)	1,549
Long-term debt currently due	—	800	(xi)	800
Commercial paper and current portion of long-term debt	800	(800)	(xi)	—
Other current liabilities	1,398	(1,398)	(vi)	—
Total Current Liabilities	7,871			6,364
Long-term debt	4,257			4,257
Future pension and postretirement benefit obligations	—	6,274	(ix)	6,274
Other long-term liabilities	—	1,932	(vii)(viii)(ix)	1,932
Accrued retiree benefits and other long-term liabilities	6,699	(6,699)	(ix)	—
Operating lease liabilities	720			720
Total Liabilities	19,547			19,547
Commitments and contingent liabilities
Redeemable noncontrolling interest	435			435
Shareowners’ Equity:
Common Stock	3			3
Treasury Stock	—			—
Retained earnings	20,383			20,383
Unearned ESOP shares	—			—
Additional Paid in Capital	—			—
Total Accumulated other comprehensive loss	(8,182)			(8,182)
Total Shareowners’ Equity	12,204			12,204
Noncontrolling interest	—			—
Total Equity	12,204			12,204
Total Liabilities and Equity	$32,186			$32,186
i.	Represents the reclassification of $96 million of contract assets from Contract assets, current to Other assets, to conform to UTC classification of long-term contract assets.
ii.	Represents the reclassification of $74 million of long-term environmental remediation recoveries from Other assets, current to Other assets.

iii.	Represents the reclassification of $189 million of non-current deferred income tax benefits from Other assets to Future income tax benefits.
iv.	Represents the reclassification of $244 million of computer software developed for internal use from Other assets to Fixed Assets, net, to conform to UTC presentation.
v.	Represents the reclassification of $344 million of intangible assets from Other assets to Intangible assets, net, to conform to UTC presentation.
vi.	Represents the reclassification of Other current liabilities to Accrued liabilities to conform to UTC presentation.
vii.	Represents the reclassification of $112 million of long-term environmental remediation costs from Accrued liabilities to Other long-term liabilities.
viii.	Represents the reclassification of $1.4 billion of contract liabilities from Contract liabilities, current to Other long-term liabilities, to conform to UTC presentation.
ix.	Represents the reclassification within long-term liabilities of $6.3 billion and $425 million between Accrued retiree benefits and other long-term liabilities and Future pension and postretirement benefit obligations and Other long-term liabilities, respectively, to conform to UTC presentation.
x.	Represents the reclassification of Accrued employee compensation to Accrued liabilities to conform to UTC presentation.
xi.	Represents the reclassification of Commercial paper and current portion of long-term debt to Long-term debt currently due to conform to UTC presentation.

Note 5: Purchase price accounting and estimated merger consideration

The unaudited pro forma combined balance sheet has been adjusted to reflect a preliminary allocation of the estimated purchase price to Raytheon’s identifiable assets to be acquired and liabilities to be assumed, with the excess recorded as goodwill. The preliminary purchase price allocation in this unaudited pro forma combined financial information is based upon an estimated purchase price of approximately $52.8 billion as determined by (1) the estimated price per share of UTC common stock, excluding the Otis business and the Carrier business, determined on July 29, 2019, multiplied by the approximately 646 million shares of UTC common stock that will be issued to Raytheon stockholders in connection with the merger, based on the applicable exchange ratio, (2) the price per share of UTC common stock, excluding the Otis business and the Carrier business, determined on July 29, 2019, multiplied by the approximately 2.1 million shares of UTC common stock that will be issued to Raytheon equity award holders in exchange for awards that will vest upon completion of the merger, based on the applicable exchange ratio, (3) the portion of the fair value attributable to pre-merger completion service for replacement equity awards that will be exchanged for the outstanding awards held by Raytheon employees and (4) estimated cash consideration payable in lieu of fractional shares owed to current Raytheon equity and equity award holders.

The estimated price per share of UTC common stock, excluding the Otis business and the Carrier business, was determined based on (a) the market closing price of Raytheon common stock determined on July 29, 2019 divided by (b) the exchange ratio. UTC used the market closing price of Raytheon common stock as a proxy for the UTC common stock price, excluding the Otis business and the Carrier business, absent an observable UTC common stock price, excluding the Otis business and the Carrier business. Cash payable in lieu of fractional shares is not material.

The pro forma purchase price adjustments are preliminary and are subject to change based on the stock price of UTC, as well as the actual net tangible and intangible assets and liabilities that exist on the closing date of the merger. Increases or decreases in the purchase price and estimated fair value of assets and liabilities will result in adjustments that could materially impact the unaudited pro forma combined financial information. For example, a 10% increase (or decrease) to the Raytheon share price would increase (or decrease) the estimated purchase price and goodwill by $5.3 billion.

Total estimated merger consideration is calculated as follows:

(Dollars, in millions)	Amount
Fair value of UTC common stock issued for Raytheon outstanding common stock and vested equity awards	$52,636
Fair value attributable to pre-merger service for replacement equity awards	147
Total estimated merger consideration	$52,783

The fair value of UTC common stock issued for Raytheon outstanding common stock and equity awards that are vested or expected to vest upon completion of the merger is calculated as follows:

(Dollars and shares in millions, except per share amounts)	Amount
Number of Raytheon ordinary shares outstanding as of July 29, 2019	276.6
Number of Raytheon stock awards expected to vest as a result of the merger(1)	0.9
Total outstanding shares of Raytheon common stock and equity awards entitled to merger consideration	277.5
Exchange ratio(2)	2.3348
Shares of UTC common stock issued for Raytheon outstanding common stock and vested equity awards	647.9
Estimated price per share of UTC common stock, excluding the Otis business and the Carrier business(3)	81.24
Fair value of UTC common stock issued for Raytheon outstanding common stock and vested equity awards	52,636
(1)	Represents Raytheon stock awards expected to vest as a result of the merger, which is considered a “change in control” for purposes of the Raytheon 2010 Stock Plan. Certain Raytheon restricted stock awards and Raytheon RSU awards, issued under the Raytheon 2010 Stock Plan are expected to vest on an accelerated basis as a result of the merger. Such vested awards will be converted into rights to receive UTC common stock determined as the product of (1) the number of vested awards, and (2) the exchange ratio.
(2)	The exchange ratio is equal to 2.3348 in accordance with the merger agreement.
(3)	Estimated price per share of UTC common stock, excluding the Otis business and the Carrier business, was determined based on (1) the market closing price of Raytheon common stock determined on July 29, 2019 divided by (2) the exchange ratio.

The fair value of UTC common stock expected to be issued to replace Raytheon outstanding equity awards is calculated as follows:

(Dollars and shares in millions, except per share amounts)	Amount
Number of Raytheon stock awards outstanding(1)	2.1
Exchange ratio(2)	2.3348
UTC equity awards issued for Raytheon outstanding stock awards	4.9
Estimated price per share of UTC common stock, excluding the Otis business and the Carrier business(3)	81.24
Fair value of UTC equity awards issued for Raytheon outstanding stock awards	398
Less: Estimated fair value allocated to post acquisition compensation expense	(251)
Fair value of awards included in purchase accounting	147
(1)	Represents Raytheon stock awards expected to be replaced with UTC stock awards upon completion of the merger. Raytheon stock awards include awards issued under the Raytheon 2010 Stock Plan, inclusive of Raytheon restricted stock award, Raytheon RSU awards, and Raytheon PSU awards.
(2)	The exchange ratio is equal to 2.3348 in accordance with the terms of the merger agreement.
(3)	Estimated price per share of UTC common stock, excluding the Otis business and the Carrier business, was determined based on (1) the market closing price of Raytheon common stock determined on July 29, 2019 divided by (2) the exchange ratio.

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by UTC, as if the merger had occurred on June 30, 2019:

(Dollars, in millions)	Amount
Current assets, including cash acquired	$11,311
Fixed assets	4,633
Goodwill	39,811
Intangible assets	19,911
Other assets	2,722
Total assets	$78,388
Future pension and postretirement benefit obligations	7,058
Long-term debt, including current portion	5,540
Other liabilities assumed	12,572
Total Liabilities	$25,170
Non-controlling interest	435
Total consideration transferred	$52,783

Note 6: Adjustments to Pro Forma Combined Statements of Operations

(a)	Product sales: Represents a decrease to product sales comprised of the following:
(Dollars, in millions)	Six Months Ended 6/30/2019	Year Ended 12/31/2018
Elimination of revenue earned by UTC on sales to Raytheon(i)	$(110)	$(166)
Effect of fair value adjustment to Raytheon deferred revenue(ii)	(10)	(55)
Total pro forma adjustment to product sales	$(120)	$(221)
(i)	Represents elimination of revenues earned by UTC on sales to Raytheon that would be considered intercompany transactions and will be eliminated in the consolidated financial statements of the combined company following completion of the merger.
(ii)	Represents adjustment related to preliminary fair value of Raytheon's deferred revenue in purchase accounting. The pro forma adjustments to reduce revenue reflect the difference between prepayments related to extended arrangements and the preliminary fair value of the assumed performance obligations as they are satisfied, assuming the merger was completed on January 1, 2018.
(b)	Cost of products and services sold: Represents adjustments to cost of product and services sold comprised of the following:
1. Cost of products sold: (Dollars, in millions)	Six Months Ended 6/30/2019	Year Ended 12/31/2018
Amortization of acquired intangible assets(i)	$409	$760
Depreciation of fixed assets(ii)	55	111
Adjustment to pension service cost(iii)	(7)	(16)
Elimination of costs related to intercompany sales from UTC to Raytheon(iv)	(110)	(166)
Amortization of loss contracts(v)	(37)	(108)
Elimination of Rockwell Collins inventory step-up amortization(vi)	(181)	—
Total pro forma adjustment to cost of products sold	$129	$581
2. Cost of services sold: (Dollars, in millions)	Six Months Ended 6/30/2019	Year Ended 12/31/2018
Amortization of acquired intangible assets(i)	$55	$104
Depreciation of fixed assets(ii)	7	14
Adjustment to pension service cost(iii)	(2)	(3)
Total pro forma adjustment to cost of services sold	$60	$115
(i)	Represents net impact of removal of historical amortization expense and amortization expense recognized due to the identification of definite-lived intangible assets in purchase accounting.
(ii)	Represents adjustment to depreciation expense due to the recognition of Raytheon’s fixed assets at their preliminary fair values in purchase accounting, depreciated over their estimated remaining useful lives, determined in accordance with UTC policy.
(iii)	Represents the impact of the revised pension and postretirement service cost expense as determined under UTC’s plan assumptions.
(iv)	Represents elimination of cost of sales relating to transactions between UTC and Raytheon that would be considered intercompany transactions and will be eliminated in the consolidated financial statements of the combined company following the merger.
(v)	Represents amortization of loss contracts recorded at their preliminary fair values in purchase accounting.
(vi)	Represents elimination of non-recurring amortization of inventory step-up recognized by UTC for the acquisition of Rockwell Collins.
(c)	Research and development expenses: Reflects increase in depreciation expense due to the recognition of Raytheon’s fixed assets at their preliminary fair values in purchase accounting.

(d)	Selling, general and administrative expenses: Represents adjustments to selling, general and administrative expenses comprised of the following:
	Six Months Ended 6/30/2019	Year Ended 12/31/2018
(Dollars, in millions)
Depreciation adjustment for fixed assets(i)	$7	$15
Adjustment to pension service cost(ii)	—	(2)
Elimination of deferred commissions amortization(iii)	(13)	(45)
Elimination of non-recurring transaction costs incurred(iv)	(53)	—
Total pro forma adjustment to selling, general, and administrative expenses	$(59)	$(32)
(i)	Represents adjustment to depreciation expense due to the recognition of Raytheon’s fixed assets at their preliminary fair values in purchase accounting, depreciated over their estimated remaining useful lives, determined in accordance with UTC policy.
(ii)	Represents the impact of the revised pension and postretirement service cost expense as determined under UTC’s plan assumptions.
(iii)	Represents elimination of amortization recognized on deferred commissions that are eliminated in purchase accounting.
(iv)	Represents the elimination of $49 million in non-recurring transaction costs incurred related to the merger and the elimination of $4 million of transaction costs associated with the separation of the Otis and Carrier businesses.
(e)	Non-service pension (benefit) cost: The $615 million adjustment to Non-service pension (benefit) cost for the six months ended June 30, 2019 reflects the elimination of prior service cost and actuarial loss amortization, which was recorded by Raytheon, as a result of fair value purchase accounting, net of the impact of the revised pension and postretirement benefit (expense) determined under UTC’s plan assumptions. The $1.8 billion adjustment to Non-service pension (benefit) cost for the twelve months ended December 31, 2018 reflects the elimination of prior service cost and actuarial loss amortization, which was recorded by Raytheon, as a result of fair value purchase accounting, net of the impact of the revised pension and postretirement benefit (expense) determined under UTC’s plan assumptions, and the elimination of a $288 million non-cash pension settlement charge recognized by Raytheon during 2018.
(f)	Interest expense, net: reflects the amortization of the incremental fair value of assumed debt recognized in connection with purchase accounting.
(g)	Income tax expense: reflects the elimination of $76 million of tax costs associated with the separation of the Otis and Carrier businesses and the tax effect of pro forma adjustments. The pro forma adjustments were tax effected at the applicable blended statutory tax rate, generally 23%. UTC’s effective tax rate after completion of the merger may be materially different after conclusion of final acquisition accounting, removal of one-time items reflected in historical amounts, analysis of the post-closing geographical mix of income, and other factors. Adjustments to tax assets and liabilities will occur in conjunction with the finalization of the purchase accounting, and these adjustments could be material.
(h)	Basic weighted average number of shares outstanding: Reflects the pro forma issuance of 648 million shares of UTC common stock issued in exchange for Raytheon outstanding common stock and equity awards that vest immediately upon closing of the merger in accordance with the merger agreement.
(i)	Diluted weighted average number of shares outstanding: Reflects the pro forma issuance of 648 million shares of UTC common stock issued in exchange for Raytheon outstanding common stock and equity awards that vest immediately upon closing of the merger and the potential issuance of shares of common stock under replacement equity awards issued in accordance with the merger agreement. In connection with the merger, unvested awards held by certain Raytheon employees will be converted to UTC restricted stock awards, such that the total value of equity awards held by Raytheon employees post-merger will be substantially economically equivalent to the value of such awards prior to the merger.

Note 7: Adjustments to Unaudited Pro Forma Combined Balance Sheet adjustments

(j)	Accounts receivable, net: Represents elimination of accounts receivable owed to UTC from Raytheon.
(k)	Other assets, current: Represents elimination of deferred sales commissions of $23 million as a result of fair value purchase accounting and $6 million adjustment to reflect recoveries of environmental remediation costs on an undiscounted basis, in accordance with UTC policy.
(l)	Future income tax benefits: Deferred income taxes are included in Future income tax benefits and Other long-term liabilities in the unaudited pro forma combined balance sheet as of June 30, 2019. Net deferred tax adjustments of $4.3 billion, reflecting a $430 million decrease in Future income tax benefits and $3.9 billion increase in Other long-term liabilities, are a result of the estimated tax impact for the pro forma adjustments. The pro forma adjustments were tax effected at the applicable blended statutory tax rates, generally 23% in 2019 and 2018. This estimate is preliminary and subject to change based upon final determination of fair values and tax rates.
(m)	Fixed assets, net: Represents the adjustment in carrying value of Raytheon’s fixed assets from its recorded net book value to its preliminary estimated fair value. The estimated fair value is expected to be depreciated over the estimated useful lives of the assets, generally on a straight-line basis. The fixed assets acquired primarily consist of the following:
(Dollars, in millions)	Estimated Useful Life	Raytheon Historical Carrying Amount Before Reclassification	Fair Value Adjustment	Estimated Fair Value
Land		$84	$169	$253
Buildings and improvements	20 years	1,060	537	1,597
Machinery, tools and equipment	6 years	1,058	701	1,759
Other, including assets under construction		780	—	780
Total Fixed Assets		$2,982	$1,407	$4,389
Right of use assets		888	—	888
Total		$3,870	$1,407	$5,277

The estimated fair values and estimated useful lives are preliminary and subject to change once UTC has sufficient information as to the specific types, nature, age, condition, and location of Raytheon’s fixed assets. The pro forma adjustment to Fixed assets, net also reflects the elimination of Raytheon’s historical accumulated depreciation of $5.1 billion against the gross carrying value of the related fixed assets of $8.1 billion.

(n)	Goodwill: Represents a net increase in goodwill of $24.9 billion, comprised of the elimination of Raytheon’s historical goodwill balance of $14.9 billion, offset by $39.8 billion of goodwill resulting from the merger. Goodwill resulting from the merger represents the excess of estimated merger consideration over the preliminary fair value of the underlying tangible and identifiable intangible assets acquired and liabilities assumed. The estimated goodwill to be recognized is attributable primarily to expected synergies, expanded market opportunities, and other benefits that UTC believes will result from combining its aerospace businesses’ operations with the operations of Raytheon. The goodwill created in the merger is not expected to be deductible for tax purposes and is subject to material revision as the purchase price allocation is completed.

(o)	Intangible assets, net: Represents adjustments to record the preliminary estimated fair value of intangibles of approximately $19.9 billion, which represents an increase of $19.6 billion over Raytheon’s net book value of intangible assets prior to the merger. The estimated fair values of identifiable intangible assets are preliminary and are determined based on assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). The final fair value determinations for identifiable intangible assets may differ from this preliminary determination, and such differences could be material. The intangible assets acquired primarily consist of the following:
(Dollars, in millions)	Estimated Useful Life	Amortization method	Estimated Fair Value
Amortized:
Customer relationships and other	13-21 years	Straight-line	$13,900
Developed technology and royalty agreements	4-9 years	Pattern of economic benefit	1,161
Unamortized:
Trademarks and other			4,850
Total			$19,911

Pro forma amortization expense of the acquired intangible assets was $519 million and $983 million for the six months ended June 30, 2019 and the year ended December 31, 2018, respectively. The following table summarizes the expected pro forma amortization expense of the acquired intangible assets for the years 2019 through 2024, which has been prepared to reflect the merger as if it occurred on January 1, 2018. UTC has not completed the detailed valuation work necessary to finalize the required estimated fair values, estimated lives, or pattern of amortization associated with the acquired intangible assets which may result in a change in actual amortization expense recognized. The finalization of the detailed valuation work may have a material impact on the valuation of intangible assets and the purchase price allocation.

	Remaining
(Dollars, in millions)	July 1, 2019 – December 31, 2019	2020	2021	2022	2023	2024 and thereafter
Amortization expense	$519	$1,066	$1,061	$1,046	$992	$8,876
(p)	Other assets: Represents the recognition of tax receivables of $767 million, related to amounts receivable from the Otis business and the Carrier business in accordance with the merger agreement related to tax obligations of the Otis business and the Carrier business, $34 million adjustment to reflect recoveries of environmental remediation costs on an undiscounted basis, in accordance with UTC policy, and the elimination of deferred sales commissions of $27 million as a result of fair value purchase accounting.
(q)	Accounts payable: Represents elimination of accounts payable owed to UTC by Raytheon.
(r)	Accrued liabilities: Represents adjustment for directly attributable transaction costs related to the Transactions not yet expensed by UTC and Raytheon of $2.4 billion and $80 million, respectively, $150 million reclassification of transaction costs from Other long-term liabilities, $110 million increase related to the recognition of loss contracts at fair value, and a $9 million adjustment to present environmental remediation costs on an undiscounted basis in accordance with UTC policy. Adjustment to loss contracts is based on a preliminary valuation that may be revised once further information is available about the underlying contracts, including information about potential below-market contracts.
(s)	Contract liabilities, current: Reflects decrease in deferred revenue as a result of fair value purchase accounting.
(t)	Long-term indebtedness: Reflects increase in historical Raytheon indebtedness to fair value in connection with preliminary purchase price allocation.
(u)	Future pension and postretirement benefit obligations: Represents the impact of the revised pension and postretirement benefit obligation determined under UTC’s plan assumptions.

(v)	Other long-term liabilities: Reflects $3.9 billion increase as a result of the estimated deferred tax impact of pro forma adjustments, including the reclassification of $150 million of transaction tax costs to Accrued liabilities, $180 million increase related to the recognition of loss contracts at fair value, $53 million adjustment to present environmental remediation costs on an undiscounted basis in accordance with UTC policy, and $32 million decrease in deferred revenue as a result of fair value purchase accounting. Adjustment to loss contracts is based on a preliminary valuation that may be revised once further information is available about the underlying contracts, including information about potential below-market contracts.
(w)	Total shareholders’ equity: Represents the elimination of Raytheon common stock, additional paid-in capital, retained earnings, and accumulated other comprehensive loss, as well as the following adjustments to reflect the capital structure of the combined company.
(Dollars, in millions)	Common Stock	Retained Earnings	Accumulated Other Comprehensive Loss
Fair value of UTC common stock issued for Raytheon common stock and equity awards(i)	$52,783	$—	$—
Elimination of Raytheon historical shareholders’ equity(i)	(3)	(20,303)	—
Adjustments related to pensions and postretirement benefits(ii)	—	—	(8,046)
Recognition of transaction costs(iii)	—	(2,495)	—
Elimination of cash flow hedge and treasury rate lock losses(iv)	—	—	(7)
Elimination of foreign currency translation adjustment(v)	—	—	(129)
Total	$52,780	$(22,798)	$(8,182)
(i)	Represents an adjustment to increase the common stock of the combined company by the par value of the 648 million shares issued in connection with the merger and to eliminate the par value of the Raytheon common stock acquired, as well as to increase additional paid-in capital for the net difference. The adjustment assumes that new common stock will be issued; a portion of such shares may be replaced with shares held in treasury.
(ii)	Represents adjustment to eliminate unamortized prior service costs and actuarial losses, as a result of fair value purchase accounting.
(iii)	Represents recognition of $2.4 billion and $80 million of anticipated transaction costs that are directly attributable to the Transactions but that were not incurred by UTC and Raytheon, respectively, as of June 30, 2019.
(iv)	Represents elimination of accumulated other comprehensive losses associated with Raytheon cash flow hedges and treasury rate locks in connection with purchase accounting.
(v)	Represents adjustment to eliminate foreign currency translation associated with the translation of non-United States dollar (USD) denominated entities to USD, which was recorded by Raytheon, as a result of fair value purchase accounting.

Note 8: The separation and the distributions

UTC has previously announced its intention to separate the Otis business and the Carrier business from its other businesses, which such separation, along with the distributions, will occur prior to the completion of the merger. Prior to the separation and the distributions, the Otis business and the Carrier business intend to each file with the SEC a registration statement which will include audited carve-out financial statements, and unaudited pro forma financial statements of the Otis business and the Carrier business. There could be differences between the financial information included in such registration statements and the separation and distributions pro forma financial information included herein, and such differences could be material.

Due to the significance of the dispositions which are expected to qualify as discontinued operations in accordance with ASC 205, the unaudited pro forma combined balance sheet as of June 30, 2019 and the unaudited pro forma combined statements of operations for the six months ended June 30, 2019, and the years ended December 31, 2018, 2017, and 2016 reflect the disposal of the Otis business and the Carrier business.

Basis of presentation

The Otis business and the Carrier business have historically operated as a part of UTC; consequently, stand-alone financial statements have not historically been prepared for either business. The unaudited pro forma balance sheet and statements of income of the Otis business and the Carrier business have been prepared in accordance with the discontinued operations guidance in ASC 205 and, therefore, do not reflect what the results of operations would have been on a standalone basis for UTC, the Otis business, or the Carrier business, and are not necessarily indicative of the future results of operations of UTC, the Otis business, or the Carrier business. The unaudited pro forma combined financial statements of operations do not allocate any general corporate overhead expenses of UTC to the Otis business or the Carrier business.

The information in the Otis Distribution and Carrier Distribution columns in the unaudited pro forma balance sheet and statements of operations were prepared based on the UTC’s unaudited financial statements for the six months ended June 30, 2019 and audited financial statements for the years ended December 31, 2018, 2017, and 2016, and only include costs that are directly attributable to the operating results of the Otis business and the Carrier business, respectively.

Other pro forma separation adjustments

It is a condition to the completion of the merger that the applicable net indebtedness of UTC RemainCo as of immediately prior to the completion of the merger will not exceed $24.3 billion (subject to adjustment as described in this joint proxy statement/prospectus). The following presents the unaudited pro forma combined balance sheet as of June 30, 2019 of the Otis business and the Carrier business, adjusted to allocate an aggregate of $17 billion of UTC indebtedness to the Otis business and the Carrier business, such that the net indebtedness held by UTC, excluding the Otis business and the Carrier business, reflects the applicable net indebtedness specified in the merger agreement. UTC is limited under the merger agreement in certain respects from raising capital or disposing of other assets, so the adjustment to applicable net indebtedness reflects an assumption that Otis SpinCo and Carrier SpinCo will enter into certain financing transactions and pay one or more cash dividends to UTC, which will be used to pay down indebtedness in order to achieve the applicable net indebtedness required by the merger agreement. The inflow and outflow of cash has not been reflected in the unaudited pro forma combined financial information, but rather has been presented as net impact to indebtedness.

(Dollars, in millions)	Otis Distribution	Carrier Distribution	Other Pro Forma Separation Adjustments	Pro Forma Separation and Distributions
Assets:
Current Assets
Cash and cash equivalents	$1,543	$969		$2,512
Accounts receivable, net	2,810	2,831		5,641
Contract assets, current	702	697		1,399
Inventories and contracts in progress, net	615	1,697		2,312
Other assets, current	171	248		419
Total Current Assets	5,841	6,442	—	12,283
Customer financing assets	8	4		12
Future income tax benefits	260	281		541
Fixed assets, net	690	1,639		2,329
Operating lease right-of-use assets	590	888		1,478
Goodwill	1,678	9,839		11,517
Intangible assets, net	535	1,155		1,690
Other assets	231	2,619		2,850
Total Assets	$9,833	$22,867	$—	$32,700
Liabilities and Equity (Deficit):
Current Liabilities
Short-term borrowings	$44	$—		$44
Accounts payable	1,300	1,951		3,251
Accrued liabilities	1,617	2,096		3,713
Contract liabilities, current	2,458	481		2,939
Long-term debt currently due	—	—		—
Total Current Liabilities	5,419	4,528	—	9,947

(Dollars, in millions)	Otis Distribution	Carrier Distribution	Other Pro Forma Separation Adjustments	Pro Forma Separation and Distributions
Long-term debt	2	—	16,934	16,936
Future pension and postretirement benefit obligations	541	415		956
Operating lease liabilities	438	714		1,152
Other long-term liabilities	562	1,484		2,046
Total Liabilities	6,962	7,141	16,934	31,037
Commitments and contingent liabilities
Redeemable noncontrolling interest	109	—		109
Shareowners’ Equity:
Capital Stock:	—	—		—
Common stock	—	—		—
Treasury Stock	—	—		—
Retained earnings	2,899	17,977	(16,934)	3,942
Unearned ESOP shares				—
Total Accumulated other comprehensive loss	(649)	(2,613)		(3,262)
Total Shareowners’ Equity	2,250	15,364	(16,934)	680
Noncontrolling interest	512	362		874
Total Equity	2,762	15,726	(16,934)	1,554
Total Liabilities and Equity	$9,833	$22,867	$—	$32,700

The following presents the unaudited pro forma combined statement of operations for the six months ended June 30, 2019 of the Otis business and the Carrier business, including adjustments to reduce estimated interest expense of UTC RemainCo with the planned reduction in applicable net indebtedness in accordance with the merger agreement.

(Dollars, in millions)	Otis Distribution	Carrier Distribution	Pro Forma Separation Adjustments	Pro Forma Separation and Distributions
Net Sales:
Product sales	$2,791	$7,693		$10,484
Service sales	3,653	1,580		5,233
	6,444	9,273		15,717
Costs and expenses:
Cost of products sold	2,286	5,453		7,739
Cost of services sold	2,284	1,114		3,398
Research and development	79	200		279
Selling, general, and administrative	936	1,418		2,354
	5,585	8,185		13,770
Other income (expense), net	(6)	160		154
Operating profit	853	1,248		2,101
Non-service pension (benefit) cost	3	(37)		(34)
Interest expense (income), net	1	2	313	316
Income (loss) from operations before income taxes	849	1,283	(313)	1,819
Income tax expense (income)	246	370	(59)	557
Net income (loss)	603	913	(254)	1,262
Less: Noncontrolling interest in subsidiaries’ earnings	71	13		84
Net income (loss) attributable to UTC common shareowners	$532	$900	$(254)	$1,178

The following presents the unaudited pro forma combined statement of operations for the year ended December 31, 2018 of the Otis business and the Carrier business, including adjustments to reduce estimated interest expense of UTC RemainCo with the planned reduction in applicable net indebtedness in accordance with the merger agreement.

(Dollars, in millions)	Otis Distribution	Carrier Distribution	Pro Forma Separation Adjustments	Pro Forma Separation and Distributions
Net Sales:
Product sales	$5,636	$15,657		$21,293
Service sales	7,268	3,240		10,508
	12,904	18,897		31,801
Costs and expenses:
Cost of products sold	4,624	11,047		15,671
Cost of services sold	4,568	2,282		6,850
Research and development	185	400		585
Selling, general, and administrative	1,644	2,577		4,221
	11,021	16,306		27,327
Other income (expense), net	26	1,157		1,183
Operating profit	1,909	3,748		5,657
Non-service pension (benefit) cost	(10)	(96)		(106)
Interest expense (income), net	(8)	14	614	620
Income (loss) from operations before income taxes	1,927	3,830	(614)	5,143
Income tax expense (income)	545	951	(136)	1,360
Net income (loss)	1,382	2,879	(478)	3,783
Less: Noncontrolling interest in subsidiaries’ earnings	161	34		195
Net income (loss) attributable to UTC common shareowners	$1,221	$2,845	$(478)	$3,588

The reduction in interest expense has been calculated using interest rates of 3.7% and 3.5%, based on the weighted average interest rates applicable to all indebtedness held by UTC during the six months ended June 30, 2019 and year ended December 31, 2018, respectively. A 1/8% increase in the estimated interest rate would reduce the interest expense at UTC RemainCo by $11 million and $22 million for the six months ended June 30, 2019 and the year ended December 31, 2018, respectively.

As noted above, due to the significance of the dispositions and concluding they are expected to qualify as discontinued operations in accordance with ASC 205, the following unaudited pro forma combined statement of operations for the years ended December 31, 2017 and 2016 reflect the disposal of the Otis business and the Carrier business.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017
(Dollars and shares in millions, except per share amounts)

	Historical United Technologies Corporation	Otis Distribution	Carrier Distribution	Pro Forma United Technologies Corporation Continuing Operations
Net Sales:
Product sales	$41,361	$(5,498)	$(14,743)	$21,120
Service sales	18,476	(6,842)	(3,039)	8,595
	59,837	(12,340)	(17,782)	29,715
Costs and expenses:
Cost of products sold	31,224	(4,392)	(10,448)	16,384
Cost of services sold	12,977	(4,220)	(2,155)	6,602
Research and development	2,427	(187)	(364)	1,876
Selling, general, and administrative	6,429	(1,584)	(2,457)	2,388
	53,057	(10,383)	(15,424)	27,250
Other income (expense), net	1,358	(37)	(793)	528
Operating profit	8,138	(1,994)	(3,151)	2,993
Non-service pension (benefit) cost	(534)	(7)	86	(455)
Interest expense (income), net	909	11	2	922
Income (loss) from operations before income taxes	7,763	(1,998)	(3,239)	2,526
Income tax expense (income)	2,843	(685)	(1,134)	1,024
Net income (loss)	4,920	(1,313)	(2,105)	1,502
Less: Noncontrolling interest in subsidiaries’ earnings	368	(173)	(40)	155
Net income (loss) attributable to UTC common shareowners	$4,552	$(1,140)	$(2,065)	$1,347
Pro forma earnings per common share:
Basic	$5.76			$1.71
Diluted	$5.70			$1.69
Pro forma weighted average common shares outstanding
Basic	790.00			790.00
Diluted	799.10			799.10

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2016
(Dollars and shares in millions, except per share amounts)

	Historical United Technologies Corporation	Otis Distribution	Carrier Distribution	Pro Forma United Technologies Corporation Continuing Operations
Net Sales:
Product sales	$40,735	$(5,402)	$(13,931)	$21,402
Service sales	16,509	(6,491)	(2,892)	7,126
	57,244	(11,893)	(16,823)	28,528
Costs and expenses:
Cost of products sold	30,304	(4,154)	(9,666)	16,484
Cost of services sold	11,167	(3,931)	(2,011)	5,225
Research and development	2,376	(168)	(351)	1,857
Selling, general, and administrative	5,958	(1,524)	(2,273)	2,161
	49,805	(9,777)	(14,301)	25,727
Other income (expense), net	782	(7)	(324)	451
Operating profit	8,221	(2,123)	(2,846)	3,252
Non-service pension (benefit) cost	49	(8)	71	112
Interest expense (income), net	1,039	27	(4)	1,062
Income (loss) from continuing operations before income taxes	7,133	(2,142)	(2,913)	2,078
Income tax expense (income)	1,697	(549)	(918)	230
Net income (loss)	5,436	(1,593)	(1,995)	1,848
Less: Noncontrolling interest in subsidiaries’ earnings	371	(200)	(47)	124
Net income (loss) from continuing operations attributable to UTC common shareowner	$5,065	$(1,393)	$(1,948)	$1,724
Pro forma earnings per common share:
Basic	$6.19			$2.11
Diluted	$6.13			$2.09
Pro forma weighted average common shares outstanding
Basic	818.20			818.20
Diluted	826.10			826.10

UTC BENEFICIAL OWNERSHIP TABLE

The following table shows information as of August 29, 2019, regarding the beneficial ownership of UTC common stock by: (1) each director; (2) each named executive officer; and (3) the directors and executive officers as a group. None of these individuals or the group as a whole beneficially owned more than 1% of UTC common stock as of that date. Unless otherwise noted, each person named in the table has sole voting power and sole investment power.

Directors and Executive Officers	SARs Exercisable within 60 Days(1)	RSUs Convertible to Shares within 60 Days(2)	DSUs Convertible to Shares within 60 Days(3)	Total Shares Beneficially Owned(4)
Lloyd J. Austin III	—	623	6,607	7,230
Diane M. Bryant	—	594	9,698	10,292
John V. Faraci	—	2,379	53,988	56,367
Jean-Pierre Garnier	—	—	89,924	108,034
David L. Gitlin	54,732	—	—	73,296	(5)
Gregory J. Hayes	226,521	—	—	386,591	(6)
Akhil Johri	63,796	—	—	103,786
Christopher J. Kearney	—	177	3,803	5,722
Ellen J. Kullman	—	1,544	23,076	24,626	(6)
Marshall O. Larsen	—	1,482	18,535	25,449	(5)
Judith F. Marks	—	—	—	479
Harold W. McGraw III	—	3,177	54,113	60,895
Robert K. Ortberg	—	—	—	76,620
Margaret L. O’Sullivan	—	366	4,567	4,933
Denise L. Ramos	—	177	3,803	3,980
Fredric G. Reynolds	—	926	7,998	31,149
Brian C. Rogers	—	926	12,329	18,255	(5)
Directors and Executive Officers as a group (24 in total)(7)(8)(9)				1,537,138
(1)	The stock appreciation rights, referred to as SARs, in the table reflect the net number of shares of UTC common stock that would be issued to the executive officers if their vested SARs were exercised within 60 days of August 29, 2019. Once vested, each SAR can be exercised for the number of shares of UTC common stock having a value equal to the increase in value of a share of UTC common stock from the date the SAR was granted through the exercise date. The net number of shares of UTC common stock was calculated using $129.51 per share, which was the NYSE closing price on August 29, 2019.
(2)	The non-employee director restricted stock units, referred to as RSUs, vest in equal portions over five years and are distributed in shares of UTC common stock upon termination of service. The table reflects the vested portion of the RSUs, which are the number of shares in which the director and nominee has the right to acquire beneficial ownership at any time within 60 days after August 29, 2019, following termination of service.
(3)	The non-employee director deferred stock unit awards are converted into UTC common stock upon termination of service. The table reflects the number of shares in which the director and nominee has the right to acquire beneficial ownership at any time within 60 days after August 29, 2019, following termination of service.
(4)	Includes stock units credited to the executive officer under the UTC Savings Restoration Plan, referred to as the SRP, that are converted into shares of UTC common stock following retirement or separation of employment. As of August 29, 2019, the named executive officers held the following units in the SRP: Mr. Gitlin (2,867 units); Mr. Hayes (9,229 units); Mr. Johri (1,901 units); Ms. Marks (396 units); and Mr. Ortberg (274 units). The executive officers as a group held 35,762 units in the SRP.
(5)	Includes shares for which voting and investment power is jointly held by the director or named executive officer: Mr. Gitlin (12,893 shares); Mr. Larsen (5,432 shares); and Mr. Rogers (5,000 shares).
(6)	Includes shares for which a spouse holds sole voting and investment power: Mr. Hayes (2,198 shares); and Ms. Kullman (6 shares).
(7)	Reflects the holdings of directors and executive officers as of August 29, 2019. UTC’s executive officers are the following: Elizabeth B. Amato, Robert J. Bailey, Christopher T. Calio, Michael R. Dumais, Charles D. Gill, David L. Gitlin, Gregory J. Hayes, Akhil Johri, Robert F. Leduc, Judith F. Marks, Robert K. Ortberg, and David R. Whitehouse.
(8)	Includes 7,301 shares for which the spouse of an executive officer who is not a named executive officer shares voting and investment power.
(9)	Includes 1,546 shares for which the spouse of an executive officer who is not a named executive officer holds sole voting and investment power, and 22 shares for which the same executive officer shares voting and investment power with a spouse.

The following table shows all holders known to UTC to be beneficial owners of more than 5% of the outstanding shares of UTC common stock as of August 29, 2019.

Name and Address	Shares	Percent of Class
State Street Corporation(1) State Street Financial Center One Lincoln Street Boston, MA 02111	89,786,914	10.4%
The Vanguard Group(2) 100 Vanguard Boulevard Malvern, PA 19355	65,593,077	7.6%
BlackRock, Inc.(3) 55 East 52nd Street New York, NY 10055	54,035,145	6.3%
(1)	Based on information contained in Schedule 13G filed with the SEC on February 14, 2019, State Street Corporation reported that, as of December 31, 2018, it held sole voting power with respect to zero shares of UTC common stock, shared voting power with respect to 81,137,873 shares of UTC common stock, sole dispositive power with respect to zero shares of UTC common stock, and shared dispositive power with respect to 89,777,522 shares of UTC common stock. State Street Corporation also reported that its wholly owned subsidiary, State Street Bank and Trust Company, is the trustee for the UTC common stock in the UTC Employee Savings Plan Master Trust, which beneficially owns 5.9% of UTC common stock, and that in this capacity State Street Bank and Trust Company has dispositive power and voting power over the shares in certain circumstances.
(2)	Based on information contained in Amendment No. 5 to Schedule 13G filed with the SEC on February 11, 2019, The Vanguard Group reported that, as of December 31, 2018, it held sole voting power with respect to 919,135 shares of UTC common stock, shared voting power with respect to 197,765 shares of UTC common stock, sole dispositive power with respect to 64,469,610 shares of UTC common stock, and shared dispositive power with respect to 1,123,467 shares of UTC common stock.
(3)	Based on information contained in Schedule 13G filed with the SEC on February 7, 2019, BlackRock, Inc., reported that, as of December 31, 2018, it held sole voting power with respect to 47,755,974 shares of UTC common stock and sole dispositive power with respect to 54,035,145 shares of UTC common stock.

RAYTHEON BENEFICIAL OWNERSHIP TABLE

The following table shows information as of August 29, 2019, regarding the beneficial ownership of Raytheon common stock by: (1) each director; (2) each named executive officer; and (3) the directors and executive officers as a group. None of these individuals or the group as a whole beneficially owned more than 1% of Raytheon common stock as of that date. Unless otherwise noted, each person named in the table has sole voting power and sole investment power.

For Raytheon’s directors and executive officers, beneficial ownership includes shares subject to restricted stock awards, restricted stock units and/or performance stock units that can be acquired (including as a result of expected vesting and/or delivery) within 60 days of August 29, 2019.

Directors and Executive Officers	Total Shares Beneficially Owned
Thomas A. Kennedy(1)(7)	88,837
Tracy A. Atkinson(4)(5)	5,734
Robert E. Beauchamp(4)	5,849
Adriane M. Brown(4)(5)	1,658
Stephen J. Hadley(4)	10,650
Letitia A. Long(3)(5)	3,519
George R. Oliver(4)	6,967
Dinesh C. Paliwal(3)(5)	3,637
Ellen M. Pawlikowski(3)(5)	492
William R. Spivey(4)(5)	23,786
Marta R. Stewart(3)(5)	667
James A. Winnefeld, Jr.(4)	2,724
Robert O. Work(3)(5)	1,250
Anthony F. O’Brien(1)(2)(5)(6)	38,298
David C. Wajsgras(1)(2)	112,926
Wesley D. Kremer(1)(2)(5)	31,488
Directors and Executive Officers as a group (22 in total)(1)(2)(3)(4)(5)(6)(7)	443,487
(1)	Includes shares owned outright as follows: Mr. Kennedy – 88,837; Mr. O’Brien – 10,580; Mr. Wajsgras – 91,855; Mr. Kremer – 9,638; and all executive officers and directors as a group – 295,831.
(2)	Includes shares of restricted stock over which the beneficial owner has voting power as follows: Mr. O’Brien – 22,693; Mr. Wajsgras – 21,071; Mr. Kremer – 19,537; and all executive officers and directors as a group – 126,425.
(3)	Does not include unvested restricted stock units awarded to non-employee directors in lieu of shares of restricted stock as follows: Mses. Long, Pawlikowski and Stewart and Messrs. Paliwal and Work – 878 each.
(4)	Includes shares of restricted stock over which the beneficial owner has voting power as follows: Mses. Atkinson and Brown and Messrs. Beauchamp, Hadley, Oliver and Winnefeld – 878 each; and Mr. Spivey – 1,168.
(5)	Includes vested deferred compensation equivalent to shares of Raytheon common stock as follows: Ms. Atkinson – 858; Ms. Brown – 780; Ms. Long – 1,526; Mr. Paliwal – 813; Ms. Pawlikowski – 492; Mr. Spivey – 668; Ms. Stewart – 667; Mr. Work – 1,250; Mr. O’Brien – 523; Mr. Kremer – 2,313; and all executive officers and directors as a group – 13,967.
(6)	Includes shares indirectly held by the beneficial owner through the Raytheon Savings and Investment Plan and the Raytheon Excess Savings Plan as follows: Mr. O’Brien – 4,502; and all executive officers as a group – 7,264.
(7)	Does not include unvested restricted stock units awarded to retirement-eligible employees who have attained the age of 60 with at least ten years of service with Raytheon, in lieu of shares of restricted stock as follows: Mr. Kennedy – 71,687; and all executive officers as a group – 79,058.

The following table shows all holders known to Raytheon to be beneficial owners of more than 5% of the outstanding shares of Raytheon common stock as of August 29, 2019.

Name and Address	Shares	Percent of Class
BlackRock, Inc.(1) 55 East 52nd Street New York, NY 10055	22,838,110	8.0%
The Vanguard Group(2) 100 Vanguard Boulevard Malvern, PA 19355	23,246,646	8.2%
(1)	Based on information contained in Amendment No. 9 to Schedule 13G filed with the SEC on February 6, 2019, BlackRock, Inc. reported that, as of December 31, 2018, it held sole voting power with respect to 20,149,883 shares of Raytheon common stock, shared voting power with respect to zero shares of Raytheon common stock, sole dispositive power with respect to 22,838,110 shares of Raytheon common stock, and shared dispositive power with respect to zero shares of Raytheon common stock.
(2)	Based on information contained in Amendment No. 5 to Schedule 13G filed with the SEC on February 12, 2019, The Vanguard Group reported that, as of December 31, 2018, it held sole voting power with respect to 349,079 shares of Raytheon common stock, shared voting power with respect to 75,900 shares of Raytheon common stock, sole dispositive power with respect to 22,825,340 shares of Raytheon common stock, and shared dispositive power with respect to 421,306 shares of Raytheon common stock.

DESCRIPTION OF CAPITAL STOCK OF THE COMBINED COMPANY

This section of the joint proxy statement/prospectus summarizes certain terms of the combined company’s capital stock that will be in effect if the merger is completed. The certificate of incorporation of the combined company will be identical to the restated certificate of incorporation of UTC, except for the name of the combined company. The current by-laws of UTC will be amended and restated as of the completion of the merger as provided in the merger agreement and the amended and restated by-laws, the form of which is attached to this joint proxy statement/prospectus as Annex B, including to implement certain governance provisions that will be applicable to the combined company. The amendments to the by-laws of UTC are described in the section entitled “The Merger Agreement—Governance of the Combined Company.” The following summary does not describe every aspect of the combined company’s capital stock and is qualified in its entirety by reference to all the provisions of UTC’s restated certificate of incorporation, to UTC’s current amended and restated by-laws and to the amended and restated by-laws attached hereto as Annex B. Copies of the documents referred to in this description may be obtained as described under the section entitled “Where You Can Find More Information.” All references within this section to common stock mean the common stock of the combined company following the merger unless otherwise noted.

Authorized Shares

The combined company’s authorized capital stock will consist of 4,000,000,000 shares of common stock, par value $1.00 per share, and 250,000,000 shares of preferred stock, par value $1.00 per share.

Common Stock

We expect that the combined company’s common stock will be listed on the NYSE under the symbol “RTX.” Following the completion of the merger, we expect that there will be approximately 1,510,718,411 shares of common stock outstanding, all of which are expected to be fully paid and nonassessable.

Holders of common stock will be entitled to one vote for each share held on all matters submitted to a vote of shareowners. For the purpose of electing directors, holders of common stock do not have cumulative voting rights.

Holders of common stock will be entitled to share equally in the dividends, if any, that may be declared by the combined company board of directors out of funds that are legally available to pay dividends, but only after payment of any dividends required to be paid on outstanding preferred stock. Upon any voluntary or involuntary liquidation, dissolution or winding up of the combined company, the holders of common stock will be entitled to share ratably in all assets of the combined company remaining after the combined company pays:

•	all of its debts and other liabilities and
•	any amounts it may owe to the holders of its outstanding preferred stock, if any.

Holders of common stock will not have any preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock will be subject to the rights of the holders of any series of preferred stock that the combined company has designated and issued or that the combined company may designate and issue in the future.

Delaware law and the amended and restated by-laws will permit the combined company to issue uncertificated shares of common stock. However, holders of uncertificated shares of the combined company’s common stock will be able to request certificates representing their ownership of common stock.

Preferred Stock

As noted above, the rights, preferences and privileges of holders of common stock may be affected by the rights, preferences and privileges granted to holders of preferred stock. For this reason, you should be aware that the combined company’s board of directors will have the authority, without further action by the shareowners, to issue shares of preferred stock in one or more series, and to fix the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any additional series of preferred stock upon the rights of holders of common stock until the combined company board of directors determines the specific rights of the holders of that series. However, the effects might include, among other things:

•	restricting dividends on the common stock;
•	diluting the voting power of the common stock;
•	impairing the liquidation rights of the common stock; or
•	delaying or preventing a change in control of the combined company without further action by the shareowners.

As of the completion of the merger, we expect that there will be no shares of preferred stock outstanding.

Charter and By-law Provisions

At each annual meeting of shareowners, the entire board of directors will be elected for a term of one year. The amended and restated by-laws will provide that the number of directors must not be less than 10 nor more than 19; although the number of directors may be increased to the extent necessary to comply with certain other provisions of the amended and restated by-laws. The exact number, within those limits, will be determined from time to time by the board of directors of the combined company. The board of directors of the combined company as of the completion of the merger will have 15 members, consisting of: seven UTC continuing directors, six Raytheon continuing directors, the Chief Executive Officer of UTC as of immediately before the completion of the merger and the Chief Executive Officer of Raytheon as of immediately before the completion of the merger. Following the completion of the merger and until the specified date, unless at least 75% of the then-serving directors of the combined company adopt a resolution to the contrary, the board of directors will continue to be comprised of UTC continuing directors (and, in the event of a vacancy among the UTC continuing directors, a replacement UTC continuing director proposed by the remaining UTC continuing directors) and Raytheon continuing directors (and, in the event of a vacancy among the Raytheon continuing directors, a replacement Raytheon continuing director proposed by the remaining Raytheon continuing directors).

Vacancies on the board may be filled by a majority of the combined company’s directors or by the sole remaining director, but any vacancy as a result of removal is to be filled by shareowners at the meeting that led to the removal or any subsequent meeting; provided, that no director elected by a class vote of less than all the outstanding shares of the combined company may, so long as the right to such a class vote continues in effect, be removed, except for cause and by the affirmative vote of the holders of record of a majority of the outstanding shares of such class at a meeting called for the purpose, and the vacancy in the combined company’s board of directors caused by the removal of any such director may, so long as the right to such class vote continues in effect, be filled by the holders of the outstanding shares of such class at such meeting or at any subsequent meeting. Until the specified date, all vacancies on the board of directors of the combined company created by the cessation of service of a Raytheon or UTC continuing independent director or any increase in the number of directors comprising the whole board of directors of the combined company pursuant to the provision described in the last sentence of this paragraph must be filled by an individual proposed for nomination to the Committee on Governance and Public Policy of the board of directors of the combined company (or its successor committee) by a majority of the remaining Raytheon continuing directors or UTC continuing directors, as applicable, provided, in each case, that such individual qualifies as an independent director.

The board of directors of the combined company will designate a Lead Independent Director. Following the completion of the merger and until the specified date, unless at least 75% of the then-serving directors of the combined company adopt a resolution to the contrary, the Lead Independent Director will be designated from among the independent Raytheon continuing directors.

The combined company’s certificate of incorporation will include provisions eliminating the personal liability of the combined company’s directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Delaware law. The amended and restated by-laws will include provisions indemnifying the combined company’s directors and officers to the fullest extent permitted by Delaware law including under circumstances in which indemnification is otherwise discretionary. The amended and restated by-laws will additionally include provisions permitting the combined company, subject to the approval of the Chief Executive Officer or the General Counsel and the Chief Financial Officer acting together to reimburse the expenses of the combined company’s current and former employees, agents and fiduciaries in advance of the final disposition of any such proceeding.

The amended and restated by-laws will establish advance notice procedures with respect to shareowner proposals and the nomination of candidates for election of directors, other than nominations made by or at the direction of the combined company’s board of directors. Eligible shareowners may include their own director nominees in the combined company’s proxy materials under the circumstances set forth in the amended and restated by-laws. Generally, a shareowner or a group of up to 20 shareowners, who has maintained continuous qualifying ownership of at least 3% of the combined company’s outstanding common stock for at least three years, may include director nominees constituting up to 20% of the board of directors in the proxy materials for an annual meeting of shareowners if such shareowner or group of shareowners complies with the other requirements set forth in the proxy access provision. In addition, special meetings of shareowners may be called only by the board of directors, the chairman of the board of directors or the Chief Executive Officer.

The amended and restated by-laws will include an exclusive forum provision. This provision will provide that, unless the combined company consents in writing to the selection of an alternative forum, the sole and exclusive forum for various types of suits will be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). Such suits will include (1) any derivative action or proceeding brought on behalf of the combined company, (2) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the combined company to the company or to combined company shareowners, (3) any action asserting a claim against the combined company or any director or officer or other employee of the combined company arising pursuant to any provision of the DGCL or the combined company’s certificate of incorporation or the amended and restated by-laws (as either may be amended from time to time) or (4) any action asserting a claim against the combined company or any director or officer or other employee of the combined company governed by the internal affairs doctrine. Under the amended and restated by-laws, to the fullest extent permitted by law, this exclusive forum provision will apply to state and federal law claims, including claims under the federal securities laws, including the Securities Act and the Exchange Act, although combined company shareowners will not be deemed to have waived the combined company's compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ bylaws has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws or otherwise, a court could find the exclusive forum provision contained in the amended and restated by-laws to be inapplicable or unenforceable.

The combined company’s certificate of incorporation will contain a “fair price” provision, providing that certain business combinations with any “interested stockholder” or affiliate of an interested stockholder may not be consummated without the affirmative vote of at least 80% of the votes entitled to be cast by the holders of the then-outstanding shares of capital stock of the combined company entitled to vote generally in the election of directors, voting as a single class. The term “interested stockholder,” as defined in the combined company’s certificate of incorporation, generally will mean a person who owns at least 10% of the voting power of the combined company’s voting stock.

The business combinations to which the fair price provision applies include:

•	a merger or consolidation with an interested shareowner;
•	the sale or other disposition of assets having a fair market value of $25,000,000 or more to an interested stockholder;
•	the issuance or transfer of securities having an aggregate fair market value of $25,000,000 or more by the combined company or any subsidiary of the combined company to an interested stockholder;

•	the adoption of a plan of liquidation or dissolution proposed by or on behalf of an interested stockholder; and
•	any reclassification of securities, recapitalization or other transaction which increases, directly or indirectly, the proportionate share holdings of an interested stockholder.

The affirmative vote of the holders of at least 80% of the voting power of voting stock of the combined company will be required to repeal the fair price provision or adopt any provision inconsistent with it.

Under Delaware law, the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage.

Certain of the provisions of the combined company’s certificate of incorporation and the amended and restated by-laws discussed above could discourage the acquisition of control of a substantial block of the combined company’s stock or a proxy contest. These provisions could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the combined company, even though an attempt to obtain control of the combined company might be beneficial to the combined company and its shareowners.

See the sections entitled “The Merger Agreement—Governance of the Combined Company” and “Comparison of the Rights of UTC Shareowners and Raytheon Stockholders” for additional information regarding, among other governance provisions, the committees of the board of directors, the Chief Executive Officer and the Executive Chairman of the combined company.

Change of Control

Section 203 of the DGCL, under certain circumstances, may make it more difficult for a person who is an “Interested Stockholder,” as defined in Section 203, to effect various business combinations with a corporation for a three-year period. Under Delaware law, a corporation’s certificate of incorporation or by-laws may exclude a corporation from the restrictions imposed by Section 203. However, the combined company’s certificate of incorporation and the amended and restated by-laws will not exclude the combined company from these restrictions, and these restrictions will not apply to the combined company.

COMPARISON OF THE RIGHTS OF UTC SHAREOWNERS AND RAYTHEON STOCKHOLDERS

Both UTC and Raytheon are incorporated under the laws of the State of Delaware, and, accordingly, the rights of the stockholders of each are currently governed by the DGCL. UTC will continue to be a Delaware corporation following completion of the merger and will be governed by the DGCL.

Upon completion of the merger, the Raytheon stockholders immediately prior to the completion of the merger will receive UTC common stock. Raytheon’s pre-merger stockholders will hold approximately 43%, and UTC’s pre-merger shareowners will hold approximately 57%, of the outstanding shares of common stock of the combined company upon the completion of the merger. The rights of the former Raytheon stockholders and the UTC shareowners will thereafter be governed by the DGCL and by the combined company’s certificate of incorporation and the amended and restated by-laws. The current by-laws of UTC will be amended and restated as of the completion of the merger as provided in the merger agreement and the amended and restated by-laws, the form of which is attached to this joint proxy statement/prospectus as Annex B, including to implement certain governance provisions that will be applicable to the combined company. The rights of combined company shareowners following the merger are generally consistent with the rights of UTC shareowners prior to the merger, other than with respect to the governance provisions that will be implemented in connection with the merger as described in the section entitled “The Merger Agreement—Governance of the Combined Company.”

The following description summarizes the material differences between the rights of Raytheon stockholders and the rights of the combined company shareowners, based on the current restated certificate of incorporation and by-laws of Raytheon, the combined company’s certificate of incorporation, the amended and restated by-laws and the DGCL. This does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. Shareowners and stockholders should read carefully the relevant provisions of the DGCL, the UTC certificate of incorporation and current by-laws, the proposed amended and restated by-laws attached hereto as Annex B, the Raytheon certificate of incorporation, and the Raytheon by-laws. Copies of the documents referred to in this summary may be obtained as described under the section entitled “Where You Can Find More Information.”

	Rights of Combined Company Shareowners	Rights of Raytheon Stockholders
Authorized Capital Stock
The authorized capital stock of the combined company will consist of 4,000,000,000 shares of common stock, par value $1.00 per share, and 250,000,000 shares of preferred stock, par value $1.00 per share.
The authorized capital stock of Raytheon consists of 1,450,000,000 shares of common stock, par value $0.01 per share, and 200,000,000 shares of preferred stock, par value $0.01 per share.

Preferred Stock
The combined company’s certificate of incorporation will provide that the board of directors of the combined company may authorize the issue of one or more series of preferred stock and fix by resolution the voting powers, full or limited, if any, of the shares of such series and the designations, preferences and relative, participating, optional or other special rights, as well as the qualifications, limitations or restrictions of the series.

Raytheon’s restated certificate of incorporation provides that the Raytheon Board may authorize the issue of one or more series of preferred stock and fix by resolution the number, designation, voting powers, privileges, preferences, and rights of the shares of each series and the qualifications, limitations, and restrictions of the series.

Dividends
The combined company’s certificate of incorporation will provide that the board of directors of the combined company has the power, in its discretion, to fix, determine and vary, from time to time, the amount to be

Raytheon’s restated certificate of incorporation provides that subject to the rights of holders of any class or series of outstanding preferred stock and applicable law, holders of Raytheon common stock are entitled to

	Rights of Combined Company Shareowners	Rights of Raytheon Stockholders

retained as surplus and the amount to be set apart out of any of the funds of the combined company available for dividends as working capital or a reserve for any proper purpose, and to abolish any such reserve in the manner in which it was created.

dividends and such other distributions in cash, securities or property of Raytheon as may be declared by the Raytheon Board, out of funds legally available therefor, whether payable in cash, property or securities of Raytheon.

Special Meetings of Stockholders	Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or by-laws.

The amended and restated by-laws will provide that special meetings of shareowners may be called from time to time by the board of directors of the combined company, by the chairman, by the chief executive officer of the combined company or by the secretary of the combined company at the valid written request of shareowners with qualifying ownership of at least 15% of the combined company voting stock for the purpose specified in the notice of meeting.

Raytheon’s restated certificate of incorporation and by-laws provide that special meetings of stockholders may be called from time to time by the Raytheon Board, by the chairman of the Raytheon Board or pursuant to the written consent of the holders of not less than 25% of the outstanding shares of Raytheon voting stock entitled to vote as specified and subject to the provisions and conditions set forth in the Raytheon by-laws.

Special Meetings of the Board of Directors
The amended and restated by-laws will provide that special meetings of the board of directors of the combined company may be called from time to time by any four directors, by the chairman, by the Lead Director (if applicable) or by the chief executive officer.

Raytheon’s by-laws provide that special meetings of the Raytheon Board may be called at the request of the chairman, the chief executive officer, the president, or a majority of the Raytheon Board then in office.

Specified Governance Matters
(1) Until the specified date, unless 75% of the then serving directors have adopted a resolution to the contrary in accordance with the amended and restated by-laws: (a) the board of directors of the combined company will be composed of (i) six Raytheon continuing independent directors, (ii) seven UTC continuing independent directors, (iii) until the succession date (as defined below), the executive chairman of the board of directors of the combined company and (iv) the chief executive officer, and any vacancy on the board of directors of the combined company will be filled as provided below; (b) the board of directors of the combined company must not fail to nominate the Chief Executive Officer of Raytheon as of

Rights of Combined Company Shareowners	Rights of Raytheon Stockholders

immediately before the completion of the merger for election as a director of the combined company; (c) the Lead Director must be selected as provided in the amended and restated by-laws; (d) the board of directors of the combined company must have five standing committees, and the chairs and composition of such standing committees will be as provided in the amended and restated by-laws; (e) the headquarters of the combined company must be in the Greater Boston Metropolitan Area; and (f) the name of the combined company must be Raytheon Technologies Corporation.

The “succession date” refers to the specified date or any such earlier date as of which the Chief Executive Officer of Raytheon as of immediately before the completion of the merger ceases for any reason in accordance with the amended and restated by-laws to serve in the position of executive chairman.

Notwithstanding anything to the contrary in the amended and restated by-laws, until the later of the specified date and the one-year anniversary of the succession date, unless 75% of the then serving directors have adopted a resolution to the contrary in accordance with the amended and restated by-laws, the board of directors of the combined company must not fail to nominate the Chief Executive Officer of UTC as of immediately before the completion of the merger for election as a director of the combined company.

(2) Notwithstanding anything to the contrary in the amended and restated by-laws, unless 75% of the then serving independent directors have adopted a resolution to the contrary in accordance with the amended and restated by-laws, (a) prior to the succession date, the executive chairman of the board of directors of the combined company will have the roles and responsibilities set forth in

	Rights of Combined Company Shareowners	Rights of Raytheon Stockholders

the amended and restated by-laws, and (b) prior to the specified date, the chief executive officer of the combined company will have the roles and responsibilities set forth in the amended and restated by-laws.

Quorum and Manner of Acting at Meetings of the Board
(1) One-third of the total number of directors at the time provided for pursuant to the notice provisions of the amended and restated by-laws constitutes a quorum for the transaction of business at any meeting of the board of directors of the combined company and, except as otherwise provided in the amended and restated by-laws, in the combined company’s certificate of incorporation or by statute, the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board of directors. A majority of the directors present at any meeting, regardless of whether or not they constitute a quorum, may adjourn the meeting to another time or place. Any business which might have been transacted at the original meeting may be transacted at any adjourned meeting at which a quorum is present.

Subject to the provision of the Raytheon by-laws related to vacancies of the Raytheon Board, a whole number of directors equal to at least a majority of the total number of directors which Raytheon would have if there were no vacancies on the Raytheon Board, constitutes a quorum for the transaction of business, but if at any meeting of the Raytheon Board there is less than a quorum present, a majority of the directors present may adjourn the meeting from time to time without further notice. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Raytheon Board. The directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

(2) Notwithstanding anything to the contrary in the amended and restated by-laws, the affirmative written approval of 75% of the then serving directors adopted in accordance with the amended and restated by-laws is required to bring before any meeting of the board of directors of the combined company any of the following items of business to be transacted at such meeting (or to present such items for business to be transacted pursuant to action by written consent of the board of directors of the combined company), or to validly include any such item as an item of business in any notice of any such meeting: (a) until the specified date, any (i) removal, or other action that would result in any failure to appoint or re-elect, the Chief Executive Officer of Raytheon as of immediately before the completion of

	Rights of Combined Company Shareowners	Rights of Raytheon Stockholders

the merger as executive chairman of the board of directors of the combined company, or (ii) approval or authorization of any unilateral termination by the combined company of his employment agreement; (b) until the later of the specified date and the one-year anniversary of the succession date, any (i) removal, or other action that would result in any failure to appoint or re-elect, the Chief Executive Officer of UTC as of immediately before the completion of the merger as chief executive officer or, from and after the succession date, as chairman of the board of directors of the combined company, or (ii) approval or authorization of any unilateral termination by the combined company of his employment agreement; and (c) any amendment, repeal or adoption of any provision of the amended and restated by-laws.

(3) Any resolution or approval of the type described in clauses (1) or (2) of the section entitled “—Specified Governance Matters” or (2) of this section of the amended and restated by-laws, must be adopted or approved, respectively, by directors representing at least 75% of the then serving directors or the then serving independent directors, as applicable.

Stockholder Action by Written Consent
Under the DGCL, any action that can be taken at any annual or special meeting of stockholders of a corporation may also be taken by stockholders without a meeting, without prior notice and without a vote unless the certificate of incorporation provides otherwise.

The amended and restated by-laws will provide that any action that can be taken at any annual or special meeting of shareowners may be taken without a meeting, without prior notice and without a vote if consents in writing are signed by the holders of the outstanding stock with at least the number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote were present and voted; prompt notice must be given to shareowners who did not consent in writing if a

Raytheon’s restated certificate of incorporation and by-laws provide that any action required or permitted to be taken by the stockholders of Raytheon at an annual or special meeting of stockholders may be effected by written consent provided, that, stockholders representing 25% of the outstanding shares of Raytheon common stock request a record date for such an action and other conditions are satisfied, all in accordance with the restated certificate of incorporation and by-laws.

	Rights of Combined Company Shareowners	Rights of Raytheon Stockholders
corporate action is taken by less than unanimous written consent.

Stockholder Proposals and Nominations of Candidates for Election to the Board of Directors
The amended and restated by-laws will allow shareowners who are record holders on the date of notice and, at the time of an annual meeting or special meeting, as applicable, who are entitled to vote at the meeting and who timely gave notice in writing to the combined company’s secretary prior to the meeting, to nominate candidates for election to the board of directors of the combined company. Shareowners who are record holders on the date of notice and, at the time of an annual meeting, or special meeting, as applicable, who are entitled to vote at the meeting and who timely gave notice in writing to the combined company’s secretary prior to the meeting may also propose business to be considered by shareowners at an annual meeting, or special meeting, as applicable.

Such proposals and nominations (other than proposals included in the notice of meeting pursuant to Rule 14a-8 promulgated under the Exchange Act and director nominations in the combined company’s proxy access materials) may only be brought in accordance with the applicable provision of the amended and restated by-laws.

In connection with an annual meeting, to be timely, notice of such proposals and nominations must be delivered to the secretary at the combined company’s principal executive office not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareowner must be delivered not earlier than the close of business on the 120th day prior to the date of the

Raytheon’s by-laws allow stockholders who are record holders on the date of notice and, at the time of an annual meeting or special meeting, as applicable, who are entitled to vote at the meeting and who timely gave notice in writing to Raytheon’s secretary prior to the meeting, to nominate candidates for election to the Raytheon Board or submit other business before the annual meeting of stockholders.

Such proposals and nominations (other than stockholder proposals included in the proxy materials pursuant to Rule 14a-8 promulgated under the Exchange Act and director nominations submitted for inclusion in the proxy materials pursuant to Raytheon’s proxy access by-law) may only be made in accordance with the applicable provision of Raytheon’s by-laws.

In connection with an annual meeting, to be timely, notice of such business and nominations to be submitted before the annual meeting of stockholders shall be delivered to the Secretary at the principal executive offices of Raytheon not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day prior to the first anniversary of the preceding year’s annual meeting; provided, that if date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be delivered not earlier than the close of business on the 120th calendar day prior to such annual meeting and not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the calendar day on which public announcement of the date of such meeting is first made by Raytheon.

	Rights of Combined Company Shareowners	Rights of Raytheon Stockholders

annual meeting and not later than the close of business on the later of the 90th day prior to the date of the annual meeting or the 10th day following the day on which public announcement of the date of the meeting is first made by the combined company.

Proxy Access for Director Nominations
The amended and restated by-laws will provide that a shareowner or group of no more than 20 shareowners holding at least 3% of the aggregate voting power of the combined company voting stock for at least three continuous years may nominate a person for election to the board of directors of the combined company. When the combined company solicits proxies with respect to the election of directors at an annual meeting of shareowners, subject to certain limitations, the combined company must include in its proxy materials for that annual meeting the name and certain required information of any such person nominated for election to the board of directors.

The total number of directors permitted to be included in the proxy materials pursuant to the proxy access provision may not exceed the greater of (1) one and (2) the largest whole number that does not exceed 20% of the number of directors on the board of directors of the combined company, subject to certain reductions.

To be timely, a shareowner’s proxy access notice must be delivered to the principal executive offices of the combined company not earlier than the close of business on the 150th day and not later than the close of business on the 120th day prior to the anniversary of the date that the combined company first issued its proxy statement for the preceding year’s annual meeting.

The Raytheon by-laws provide that a stockholder or group of no more than 20 stockholders who continuously owned for at least three years at least 3% of outstanding shares of voting stock may nominate a person for election to the Raytheon Board. When Raytheon solicits proxies with respect to the election of directors at an annual meeting of stockholders, subject to certain limitations, Raytheon shall include in its proxy materials for the annual meeting the name and certain required information of any such person nominated for election to the Raytheon Board.

The maximum number of stockholder nominees that may be included in the proxy materials pursuant to the proxy access provision shall not exceed the greater of (1) two or (2) 20% (or the closest whole number below 20% if it is not a whole number) of the number of directors in office as of the last day on which a stockholder notice may be delivered.

To be timely, a stockholder’s notice shall be delivered to the corporate secretary at the principal executive offices of Raytheon not earlier than the close of business on the 150th calendar day nor later than the close of business on the 120th calendar day prior to the first anniversary of the date that the prior year’s annual meeting proxy statement was first sent to stockholders.

	Rights of Combined Company Shareowners	Rights of Raytheon Stockholders
Number of Directors
The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors, each of whom must be a natural person, with the number of directors fixed by or in the manner provided in the corporation’s by-laws unless the certificate of incorporation fixes the number of directors.

The amended and restated by-laws will provide that the number of directors must not be less than 10 nor more than 19, provided that the number of directors may be increased to the extent necessary to comply with certain other provisions of the amended and restated by-laws described below in the section entitled “—Board Composition.” The exact number, within those limits, will be determined from time to time by the board of directors of the combined company.

See also the sections entitled “The Merger—Governance of the Combined Company” and “—Quorum and Manner of Voting at Meetings of the Board.”

There are currently 13 directors serving on the UTC Board.

Raytheon’s restated certificate of incorporation provides that the number of directors must be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the whole Board but not less than three directors.

There are currently 13 directors serving on the Raytheon Board.

Election of Directors
The DGCL provides that, unless the certificate of incorporation or by-laws provide otherwise, directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. The DGCL also permits classified boards.

The amended and restated by-laws will provide that the directors are to be elected annually to serve until the annual meeting of the shareowners held in the following fiscal year. The board of directors of the combined company is not classified.

The combined company’s directors are elected if the votes cast “for” the nominee’s election exceed 50% of the votes cast with respect to such nominee’s election at a meeting for the election of directors at which a quorum is present, for an uncontested election of directors. Votes cast include “against” votes, but exclude abstentions with respect to the nominee’s election or with respect to the election of directors in general.

Raytheon’s restated certificate of incorporation provides that directors are to be elected annually to serve until the next annual meeting of stockholders and until such person’s successor is duly elected and qualified. The Raytheon Board is not classified.

Raytheon’s directors are elected by a majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present; provided, that if the number of nominees exceeds the number of directors to be elected, the directors must be elected by the vote of a plurality of the votes cast. A majority of the votes cast means that the number of votes cast “for” a director nominee must exceed the votes cast “against” that nominee and

	Rights of Combined Company Shareowners	Rights of Raytheon Stockholders

It will be the combined company’s policy that in an uncontested election of directors, any nominee for director who is an incumbent director and receives a greater number of votes “against” his or her election than votes “for” his or her election will promptly tender his or her resignation to the Chair of the Committee on Governance and Public Policy following certification of the shareholder vote, and the Committee on Governance and Public Policy will promptly recommend to the board of directors of the combined company whether to accept or reject the tendered resignation. The board of directors of the combined company will act on the Committee’s recommendation no later than 90 days after the date of the shareowners’ meeting. The board of directors of the combined company will consider the Committee’s recommendation and any additional information the board of directors of the combined company believes to be relevant in deciding whether to accept the tendered resignation. However, in a contested election of directors, where the number of candidates exceeds the number of directors to be elected, directors are elected by a plurality of the votes cast at a meeting for the election of directors at which a quorum is present.

excludes abstentions. An abstention will not count as a vote cast with respect to a director.

It is Raytheon’s policy that in an uncontested election of directors, any nominee for director who is an incumbent director and receives a greater number of votes “against” his or her election than votes “for” his or her election will promptly tender his or her resignation to the Governance and Nominating Committee. Taking into account the recommendation of the Governance and Nominating Committee, the Raytheon Board will either accept or not accept the resignation and publicly disclose its decision regarding the tendered resignation and the rationale behind the decision within 90 days from the date of the certification of the election results.

Removal of Directors
The amended and restated by-laws will provide that directors may be removed with or without cause, at any time, by the affirmative vote of the holders of record of a majority of the outstanding shares of stock entitled to vote at a meeting of the shareowners, except no director elected by a class vote of less than all the outstanding shares may, as long as the right to a class vote continues in effect, be removed except for cause and by the affirmative vote of the holders of record of a majority of the outstanding shares of the class.

See also the section entitled “The Merger Agreement—Governance of the Combined Company.”
Raytheon’s restated certificate of incorporation provides that any director may be removed from office with or without cause by the affirmative vote of the holders of the shares of common stock.

	Rights of Combined Company Shareowners	Rights of Raytheon Stockholders
Vacancies of Directors
The amended and restated by-laws will provide that vacancies may be filled by a majority of the combined company’s directors or by the sole remaining director, but any vacancy as a result of removal is filled by shareowners at the meeting that led to the removal or any subsequent meeting.

Until the specified date, all vacancies on the board of directors of the combined company created by the cessation of service of a Raytheon continuing independent director or UTC continuing independent director or any increase in the number of directors comprising the whole board of directors of the combined company pursuant to the provision described in the last sentence of this paragraph must be filled by an individual proposed for nomination to the Committee on Governance and Public Policy of the board of directors of the combined company (or its successor committee) by a majority of the remaining UTC continuing directors or Raytheon continuing directors (each as defined in the section entitled “Summary—Governance of the Combined Company”), as applicable, provided, in each case, that such individual qualifies as an Independent Director. Until the specified date, in the event that any such proposed individual is not nominated for election to the board of directors by the Committee on Governance and Public Policy (or its successor committee) or the board of directors in accordance with the provision described in the immediately preceding proviso, a majority of the remaining Raytheon continuing directors or UTC continuing directors, as applicable, must propose another individual (and this process must be repeated) until such an individual proposed by a majority of the remaining Raytheon continuing directors or UTC continuing directors, respectively, is duly nominated to serve as a member of the board of directors by the

Raytheon’s restated certificate of incorporation provides that vacancies for any reason and newly created directorships resulting from any increase in the number or directors are to be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Raytheon Board. Any director elected in accordance with these procedures will hold office until the next annual or special meeting of stockholders at which directors are to be elected and until the director’s successor is duly elected and qualified.

	Rights of Combined Company Shareowners	Rights of Raytheon Stockholders

Committee on Governance and Public Policy (or its successor committee) in accordance with the amended and restated by-laws. Until the specified date, if any Raytheon continuing independent director or UTC continuing independent director is removed from the board of directors (and the resulting vacancy is filled) by the shareholders pursuant to Section 2.15 of the amended and restated by-laws, or any nominee for election to the board of directors pursuant to the amended and restated by-laws is not elected to the board of directors (and his or her successor (who would not constitute a Raytheon continuing independent director or UTC continuing independent director, as applicable) is elected and qualified) in a contested election of directors, then the number of directors composing the whole board of directors must be increased to account for the removal of such Raytheon continuing independent director or UTC continuing independent director, or the failure of such nominee to be elected, as the case may be, and the resulting vacancy must be filled in accordance with the provisions described in this paragraph.

See also “—Board Composition” and the section entitled “The Merger—Governance of the Combined Company.”

Executive Chairman and CEO Positions; Succession
(1) As of the closing date of the merger, the board of directors will elect (a) the Chief Executive Officer of Raytheon as of immediately before the completion of the merger as a member of the board of directors of the combined company and to serve as executive chairman of the board of directors of the combined company, and (b) the Chief Executive Officer of UTC as of immediately before the completion of the merger as a member of the board of directors of the combined company and to serve as chief executive officer of the combined company. The foregoing appointments

Raytheon’s restated certificate of incorporation provides that the chairman of the Raytheon Board shall be chosen from among the directors and may be, but need not be, an executive officer of Raytheon.

The current CEO of Raytheon is also the chairman of the Raytheon Board.

Rights of Combined Company Shareowners	Rights of Raytheon Stockholders

will continue until the specified date or the succession date, if earlier, as of which time the board of directors of the combined company shall elect the Chief Executive Officer of UTC as of immediately before the completion of the merger to serve as chairman of the board of directors of the combined company (upon which such election the Chief Executive Officer of UTC as of immediately before the completion of the merger will continue to serve as chief executive officer of the combined company).

Until the succession date (in the case of the Chief Executive Officer of Raytheon as of immediately before the completion of the merger) or the later of the specified date and the one-year anniversary of the succession date (in the case of the Chief Executive Officer of UTC as of immediately before the completion of the merger), at each annual meeting of shareholders the board of directors of the combined company must nominate the Chief Executive Officer of Raytheon as of immediately before the completion of the merger and the Chief Executive Officer of UTC as of immediately before the completion of the merger for election to the board of directors of the combined company at such annual meeting.

(2)   Until the succession date, the executive chairman of the board of directors of the combined company (a) has the responsibility for chairing the board of directors of the combined company in accordance with the amended and restated by-laws, (b) serves as an executive officer of the combined company and reports directly to the board of directors of the combined company and (c) has all such powers and perform all such duties as may be assigned by the board of directors of the combined company from time to time consistent with the amended and restated by-laws and his employment agreement.

	Rights of Combined Company Shareowners	Rights of Raytheon Stockholders

(3)   Until the succession date, the chief executive officer (a) reports directly to the board of directors of the combined company and (b) has all such powers and performs all such duties as are customarily had and performed by the chief executive officer and/or as may be assigned by the board of directors of the combined company from time to time consistent with the amended and restated by-laws and his employment agreement.

(4)   Prior to the specified date, the replacement of the Chief Executive Officer of UTC as of immediately before the completion of the merger as the chief executive officer upon his ceasing for any reason in accordance with the amended and restated by-laws to serve in the position of chief executive officer will be determined by the Independent Directors on the board of directors of the combined company, including at least two UTC continuing independent directors and at least two Raytheon continuing independent directors.

Board Composition
Any Raytheon continuing independent director or UTC continuing independent director who is then serving as a member of the board of directors of the combined company and whose term is expiring at an annual meeting of shareholders held on a date that is prior to the specified date must be nominated by the Committee on Governance and Public Policy of the board of directors of the combined company (or its successor committee) for election to the board of directors of the combined company at such annual meeting, (1) so long as such Raytheon continuing independent director or UTC continuing independent director qualifies as an Independent Director and (2) unless such Raytheon continuing independent director or UTC continuing independent director, as applicable, notifies the board of directors of the combined company of his or her desire not be so nominated. Until the specified date, in the event

Rights of Combined Company Shareowners	Rights of Raytheon Stockholders

that any Raytheon continuing independent director or UTC continuing independent director is not nominated for election to the board of directors of the combined company by the Committee on Governance and Public Policy of the board of directors of the combined company (or its successor committee) or the board of directors of the combined company in accordance with the immediately preceding clauses (1) or (2), the nominee to serve as the successor to such Raytheon continuing independent director or UTC continuing independent director, as applicable, must be determined in accordance with “—Vacancies of Directors” above.

The Independent Directors on the board of directors must designate from among themselves a director to serve as Lead Director. Until the specified date, the Lead Director must be selected from among the Raytheon continuing independent directors.

Notwithstanding anything to the contrary in the amended and restated by-laws, until the specified date: (1) the board of directors of the combined company must designate, establish and maintain the following standing committees: (a) the Audit Committee, (b) the Committee on Governance and Public Policy, (c) the Compensation Committee, (d) the Finance Committee and (e) the Special Activities Committee; (2) the chairperson of each standing Committee of the board of directors of the combined company must be selected by board of directors of the combined company, with the chairperson of each of the Special Activities Committee, the Committee on Governance and Public Policy and the Compensation Committee being a Raytheon continuing director and the chairperson of each of the Audit Committee and the Finance Committee being a UTC continuing director; and (3) each committee of the board of directors of the combined company

	Rights of Combined Company Shareowners	Rights of Raytheon Stockholders
must be composed of an equal number of appropriately qualified Raytheon continuing directors and UTC continuing directors.

Limitation on Liability of Directors
The DGCL permits corporations to include provisions in their certificate of incorporation eliminating monetary damages for a director for any breach of fiduciary duty. A corporation may not eliminate liability for a director’s breach of the duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful dividends, stock purchases or redemptions, or for any transaction from which the director derived an improper personal benefit.

In accordance with the DGCL, the combined company’s certificate of incorporation will provide that no director will be personally liable to the combined company or its shareowners for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the combined company or its shareowners, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL for payment of unlawful dividends or unlawful stock repurchases or redemption or (4) for any transaction from which the director derived an improper personal benefit.

In accordance with the DGCL Raytheon’s restated certificate of incorporation provides that a director of Raytheon shall not be personally liable to Raytheon or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended.

Indemnification of Directors and Officers
Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

Delaware law provides that a corporation may indemnify its present and former directors, officers, employees and agents, as well as any individual serving with another corporation in that capacity at the corporation’s request against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement of actions taken, if the individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful. However, no indemnification may be paid for judgments and settlements in actions by or in the right of the corporation.

A corporation may not indemnify a current or former director or officer of the corporation against expenses to the extent the person is adjudged to be liable to the corporation unless a court approves the indemnity.

Rights of Combined Company Shareowners	Rights of Raytheon Stockholders

The DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of a corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such.

The amended and restated by-laws will provide that UTC shall indemnify any person (and the heirs and legal representatives of any such person) made or threatened to be made a party to (or for directors and officers, otherwise involved in) any threatened, pending or completed action, suit, arbitration, alternative dispute resolution procedure, legislative hearing or inquiry or proceeding, whether civil, criminal, administrative or investigative, referred to as a proceeding, by reason of the fact that such person is or was a director, officer or employee of the combined company, of any constituent corporation absorbed in a consolidation or merger or of a subsidiary of the combined company or serves or served as such in a fiduciary capacity with another enterprise at the request of the combined company, against all expenses, liabilities and losses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by any such person in connection with such proceeding.

The combined company shall pay or reimburse all expenses (including attorneys’ fees) reasonably incurred by any person who is or was a director or officer of the combined company, any constituent corporation or any subsidiary and any person who serves or served as or in a fiduciary capacity at their request in advance of the final disposition of any such proceeding, as long as the person undertakes to repay the expenses if the final judicial decision is that the person is not entitled to be indemnified.

Raytheon’s restated certificate of incorporation, as amended, provides that no director of Raytheon shall be personally liable to Raytheon or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption or limitation is prohibited under the DGCL as it currently exists or as it may be amended in the future.

The restated certificate of incorporation also provides that Raytheon shall indemnify each person who was or is or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was (i) a director or officer of Raytheon or (ii) serving at the request of Raytheon as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (whether the basis of such action, suit or proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer), to the fullest extent authorized by the DGCL as it currently exists or as it may be amended in the future, against all expense, liability and loss (including attorneys’ fees, judgments, fines, payments in settlement and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974, as in effect from time to time) reasonably incurred or suffered by such person. Such indemnification shall continue as to a person who ceases to be a director or officer of Raytheon and shall inure to the benefit of such person’s heirs, executors and

Rights of Combined Company Shareowners	Rights of Raytheon Stockholders

Subject to the approval of either (1) the chief executive officer or (2) the general counsel and the chief financial officer acting together, the combined company may provide (a) independent legal counsel or pay or reimburse the expenses (including attorneys’ fees) reasonably incurred by any person who is or was an employee of the combined company, any constituent corporation or any subsidiary and any person who serves or served as such or in a fiduciary capacity in advance of the final disposition of any such proceeding, as long as the person undertakes to repay the expenses if the final judicial decision is that such person is not entitled to be indemnified or (b) to any person who is or was an agent or fiduciary of the combined company, a constituent corporation, a subsidiary or an employee benefit plan of one of these entities rights of indemnification and to receive payment or reimbursement of expenses (including in advance of the final disposition of any proceeding), including attorney’s fees.

In the case of indemnification pursuant to the provisions described above, the combined company will not be obligated to provide indemnification, payment or reimbursement of expenses to any director, officer, employee or other person in connection with a proceeding, other than a proceeding to enforce the indemnification rights described herein, initiated by that person unless the board of directors of the combined company authorized or consented to such proceeding in a resolution adopted by the board of directors of the combined company.

In accordance with the DGCL, and subject to the approval of either the chief financial officer or the vice president, treasurer, the combined company may purchase and maintain insurance to protect each of itself and any person who is or was a director, officer, employee, agent or fiduciary of administrators. Raytheon shall not be required to indemnify a person in connection with such action, suit or proceeding initiated by such person if it was not authorized by the Raytheon Board except under limited circumstances.

The restated certificate of incorporation, as amended, also provides that Raytheon shall pay the expenses of directors and officers incurred in defending any such action, suit or proceeding in advance of its final disposition; provided, however, that, payments shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified. If a claim for indemnification or advancement of expenses is not paid in full within 30 calendar days after receipt by Raytheon, the claimant may file suit to recover the unpaid amount and, if successful in whole or in part, shall be entitled also to be paid the expense of prosecuting such claim. It shall be a defense to any such action, except in certain circumstances, that the claimant has not met the standard of conduct required to indemnify the claimant for the amount claimed. Raytheon shall have the burden of providing such defense.

No repeal or modification of the provisions of the restated certificate of incorporation, as amended, described herein by the stockholders of Raytheon will adversely affect any limitation on the personal liability of directors for, or any rights of directors in respect of, any cause of action, suit or claim accruing or arising prior to the repeal or modification.

The restated certificate of incorporation, as amended, also provides that Raytheon may maintain insurance to protect itself and any director, officer, employee or agent of Raytheon or another entity against any

	Rights of Combined Company Shareowners	Rights of Raytheon Stockholders

the combined company, a constituent corporation, or a subsidiary or is or was serving at the request of one of these entities as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against this person and incurred by this person in this capacity, or arising out of the person’s status as such, whether or not the combined company has the power to indemnify the person.

such expense, liability or loss, whether or not Raytheon would have the power to indemnify such person under the DGCL.

Raytheon has also entered into substantially identical indemnification agreements, referred to as Indemnification Agreements, with each of its directors and officers, which, among other things, provide for Raytheon to indemnify each indemnitee in connection with any threatened, pending or completed action, suit, arbitration, alternative dispute resolution proceeding, administrative hearing or other proceeding, as to which such indemnitee is involved by reason of such indemnitee’s status as a director, officer, employee or agent of Raytheon. Under the Indemnification Agreements, the indemnitee will generally be indemnified so long as he or she acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, Raytheon’s best interests and, in the case of a criminal action, had no reasonable cause to believe his or her conduct was unlawful.

Amendments to Certificate of Incorporation
Under the DGCL, an amendment to the certificate of incorporation generally requires (1) the approval of the board of directors, (2) the approval of a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment and (3) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, if any.

Generally, the DGCL standard for amendment to the certificate of incorporation described above applies. However, the combined company’s certificate of incorporation will provide that the combined company reserves the right at any time from time to time to amend, alter, change, add to or repeal any provision contained in the certificate of incorporation, in the manner now or hereafter prescribed by statute. The combined company’s certificate of incorporation will also provide that the affirmative vote of the holders of 80% or more of the voting power of the shares of the then

Generally, the DGCL standard for amendment to the certificate of incorporation described above applies. However, Raytheon’s restated certificate of incorporation provides that Raytheon reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in the certificate of incorporation or provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law. However, all rights, preferences and privileges of whatsoever nature conferred upon

	Rights of Combined Company Shareowners	Rights of Raytheon Stockholders

outstanding voting stock of the combined company, voting together as a single class, is required to repeal or adopt any provisions inconsistent with certain designated provisions relating to (1) higher vote standard for certain business combinations with interested shareowners, (2) definition of such business combinations, (3) when the higher vote standard for business combinations is not required, (4) certain definitions related to business combinations, (5) powers of disinterested directors related to business combinations, (6) fiduciary obligations of interested shareowners and (7) amendments to the foregoing provisions relating to certain business combinations with interested shareowners not approved by a majority of disinterested directors.

stockholders, directors or any other persons whomsoever by and pursuant to the certificate of incorporation in its present form or as hereafter amended are granted subject to the right reserved in the certificate of incorporation, except for the rights to limitation on liability and indemnification as described above.

Amendments to By-laws
The combined company’s certificate of incorporation and amended and restated by-laws will provide that the board of directors of the combined company may amend the amended and restated by-laws by the affirmative vote of a majority of the whole board of directors of the combined company in a manner not inconsistent with any provision of law or the certificate of incorporation, but the board of directors of the combined company may not amend certain designated provisions relating to governance of the combined company as described in the section entitled “The Merger Agreement—Governance of the Combined Company”. Shareowners may amend the amended and restated by-laws at a meeting called to amend the amended and restated by-laws, so long as any such amendment is not inconsistent with any provision of law or the certificate of incorporation.

Raytheon’s by-laws provide that the by-laws may be altered or repealed and new by-laws adopted (1) at any annual or special meeting of stockholders by the affirmative vote of the holders of shares of Common Stock in accordance with the by-laws and certificate of incorporation as amended; however, in the case of any such stockholder action at a special meeting of stockholders, notice of the proposed alteration, repeal or adoption of the new by-law or by-laws must be contained in the notice of such special meeting, or (2) by the affirmative vote of a majority of the total number of directors which Raytheon would have if there were no vacancies.

Certain Business Combinations
Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with a stockholder acquiring more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time that person becomes an “interested stockholder” (a holder of more than 15% of the corporation’s outstanding shares), unless prior to the date the person becomes an interested stockholder, the board of directors approves either the business combination or the transaction which resulted in the stockholder

Rights of Combined Company Shareowners	Rights of Raytheon Stockholders

becoming an interested stockholder or the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder or other specified exceptions are met. The DGCL allows a corporation’s certificate of incorporation to contain a provision expressly electing not to be governed by Section 203 of the DGCL.

Because the combined company has not opted out of Section 203 of the DGCL, it remains subject to the provisions of Section 203 of the DGCL discussed above.

In addition, the combined company’s certificate of incorporation includes restrictions on specified business combinations with interested shareowners (generally defined as persons beneficially owning voting stock of the combined company that represents 10% or more of the voting power of the outstanding voting stock). These combinations, including (1) mergers or consolidations with interested shareowners or their affiliates, (2) sales or other dispositions to interested shareowners of assets of the combined company with a fair market value of $25 million or more, (3) adoption of any plan of liquidation or dissolution proposed by an interested shareowner or (4) reclassification of securities (including any reverse stock split) or recapitalization or consolidation of the combined company that increases the proportionate share of any class of equity or convertible securities of the combined company held by an interested shareowner or its affiliate, each requires the approval of the holders of at least 80% of the voting power of the then outstanding voting stock of the combined company, unless the business combination is approved by a majority of disinterested directors (generally defined as directors not affiliated with the respective interested shareowner who became a director before such shareowner became an interested shareowner and those recommended to succeed a continuing director by a majority of the remaining disinterested directors) or if specified

Raytheon’s restated certificate of incorporation, as amended, does not contain a provision electing to “opt-out” of Section 203 of the DGCL. Because Raytheon has not opted out of Section 203 of the DGCL, it remains subject to such provision.

	Rights of Combined Company Shareowners	Rights of Raytheon Stockholders

price and procedure requirements designed to ensure certain minimum values of consideration to be paid to holders of UTC common stock have been met. (However, the price and procedure requirements will not serve as an exception to the higher vote requirement if no cash or other consideration is received by the shareowners of the combined company.)

Stockholder Rights Plan	The DGCL does not include a statutory provision expressly validating stockholder rights plans. However, such plans have generally been upheld by the decisions of courts applying Delaware law.

	UTC does not have a shareowner rights plan currently in effect.	Raytheon does not have a stockholder rights plan currently in effect.

VALIDITY OF COMMON SHARES

The validity of the shares of UTC common stock offered hereby will be passed upon for UTC by Wachtell, Lipton, Rosen & Katz.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of UTC and UTC management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus by reference to UTC’s Annual Report on Form 10-K for the year ended December 31, 2018 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited financial information of UTC for the three-month periods ended March 31, 2019 and 2018 and six-month periods ended June 30, 2019 and 2018, incorporated by reference in this joint proxy statement/prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated April 26, 2019 and July 26, 2019 incorporated by reference herein state that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act for each report on the unaudited financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act.

The consolidated financial statements of Rockwell Collins and subsidiaries, incorporated in this joint proxy statement/prospectus by reference from UTC’s Current Report on Form 8-K/A, filed on December 21, 2018, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in its report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

The financial statements of Raytheon and Raytheon management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus by reference to Raytheon’s Annual Report on Form 10-K for the year ended December 31, 2018 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited financial information of Raytheon for the three-month periods ended March 31, 2019 and April 1, 2018 and six-month periods ended June 30, 2019 and July 1, 2018, incorporated by reference in this joint proxy statement/prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated April 25, 2019 and July 25, 2019 incorporated by reference herein state that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act for each report on the unaudited financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act.

UTC SHAREOWNER PROPOSALS

Under UTC’s certificate of incorporation and by-laws and applicable SEC rules, the deadlines for shareowner proposals to be brought before the UTC 2020 Annual Meeting or to nominate candidates for election as directors are as follows:

Shareowner Proposals. To submit a shareowner proposal to be considered for inclusion in UTC’s Proxy Statement for the 2020 Annual Meeting under SEC Rule 14a-8, shareowners must send the proposal to UTC’s Corporate Secretary. The Corporate Secretary must receive the proposal in writing by November 19, 2019. To introduce a proposal for vote at the 2020 Annual Meeting (other than a shareowner proposal included in the Proxy Statement in accordance with SEC Rule 14a-8), UTC’s by-laws require that the shareowner send advance written notice to the UTC Corporate Secretary for receipt no earlier than December 31, 2019, and no later than January 30, 2020. This notice must include the information specified by Section 1.10 of the by-laws, a copy of which is available under the Corporate Governance section of UTC’s website at www.utc.com.

Director Nominations at the 2020 Annual Meeting. UTC’s by-laws require that a shareowner who wishes to nominate a candidate for election as a director at the 2020 Annual Meeting (other than pursuant to the “proxy access” provisions of Section 1.12 of the by-laws) must send advance written notice to the UTC Corporate Secretary for receipt no earlier than December 31, 2019, and no later than January 30, 2020. This notice must include the information, documents and agreements specified by Section 1.10 of the by-laws, a copy of which is available under the Corporate Governance section of UTC’s website at www.utc.com.

Director Nominations by Proxy Access. UTC’s by-laws require that an eligible shareowner who wishes to have a nominee of that shareowner included in UTC’s proxy materials for the 2020 Annual Meeting pursuant to the “proxy access” provisions of Section 1.12 of the by-laws send advance written notice to the UTC Corporate Secretary for receipt no earlier than October 20, 2019, and no later than November 19, 2019. This notice must include the information, documents and agreements specified by Section 1.12 of the by-laws, a copy of which is available under the Corporate Governance section of UTC’s website at www.utc.com.

UTC’s Corporate Secretary address is: UTC Corporate Secretary, United Technologies Corporation, 10 Farm Springs Road, Farmington, Connecticut 06032. Notice must include the information required by the UTC by-laws, a copy of which is available under the Corporate Governance section of UTC’s website at www.utc.com.

RAYTHEON STOCKHOLDER PROPOSALS

Upon the completion of the merger, Raytheon will become a wholly owned subsidiary of UTC and, consequently, will no longer hold annual meetings of its public company stockholders in 2020. Raytheon intends to hold an annual meeting of stockholders in 2020 only if the merger is not completed by, and is not anticipated to be completed shortly after, June 30, 2020.

Stockholder Proposals (Rule 14a-18). Any stockholder proposals intended to be presented at the Raytheon 2020 Annual Meeting and considered for inclusion in Raytheon’s proxy materials must be received by Raytheon’s corporate secretary no later than the close of business Eastern Time on December 18, 2019. Such proposals must have been sent to: Corporate Secretary, Raytheon Company, 870 Winter Street, Waltham, Massachusetts 02451. Such proposals also must comply with the SEC’s rules and regulations, namely Rule 14a-8 under the Exchange Act, regarding the inclusion of stockholder proposals in Raytheon-sponsored proxy materials.

Other Business Proposals. In order for a Raytheon stockholder proposal to be raised from the floor during the Raytheon 2020 Annual Meeting instead of being submitted for inclusion in Raytheon’s proxy statement, the stockholder’s written notice must be received by Raytheon’s corporate secretary no earlier than the close of business Eastern Time on January 31, 2020 and no later than the close of business Eastern Time on March 1, 2020, unless the Raytheon 2020 Annual Meeting is more than 30 calendar days before or more than 60 calendar days after the anniversary date of the Raytheon 2019 Annual Meeting, in which case the stockholder’s written notice must be received no earlier than the close of business on the 120th calendar day prior to the Raytheon 2020 Annual Meeting and not later than the close of business on the later of the 90th calendar day prior to the Raytheon 2020 Annual Meeting or the 10th calendar day following the calendar day on which public announcement of the date of the Raytheon 2020 Annual Meeting is first made by Raytheon. The notice must be submitted in accordance with Section 2.7 of Raytheon’s by-laws and contain the information required by Raytheon’s by-laws.

Director Nominations by Proxy Access. Any stockholder proposals concerning a nominee or nominees intended to be presented at the Raytheon 2020 Annual Meeting and considered for inclusion in Raytheon’s proxy materials must be received by Raytheon’s corporate secretary no earlier than the close of business Eastern Time on November 18, 2019 and no later than the close of business Eastern Time on December 18, 2019, unless the date of the Raytheon 2020 Annual Meeting is more than 30 days before or more than 60 days after the first anniversary of the Raytheon 2019 Annual Meeting, in which case the stockholder’s written notice must be received no earlier than the close of business on the 150th day prior to the Raytheon 2020 Annual Meeting and not later than the close of business on the later of the 120th day prior to the Raytheon 2020 Annual Meeting or the 10th day following the day on which public announcement of the date of the Raytheon 2020 Annual Meeting is first made by Raytheon.

You may contact Raytheon’s corporate secretary at Raytheon’s headquarters, Raytheon Company, 870 Winter Street, Waltham, Massachusetts 02451, for a copy of the relevant provisions of Raytheon’s by-laws regarding the requirements for making stockholder proposals and nominating director candidates.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to UTC shareowners residing at the same address and only one copy of this joint proxy statement/prospectus is being delivered to Raytheon stockholders residing at the same address, unless such shareowners or stockholders, as applicable, have notified UTC or Raytheon, as applicable, of their desire to receive multiple copies of the joint proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate joint proxy statement/prospectus, or if you are receiving multiple copies of this joint proxy statement/prospectus and wish to receive only one, please contact UTC or Raytheon, as applicable, at the respective address identified below. UTC or Raytheon, as applicable, will promptly deliver, upon oral or written request, a separate copy of this joint proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed, as applicable, to: Corporate Secretary, United Technologies Corporation, 10 Farm Springs Road, Farmington, Connecticut 06032 or by contacting UTC by telephone at (860) 728-7870 or by e-mail at corpsec@corphq.com, or Raytheon Company, 870 Winter Street, Waltham, Massachusetts 02451, Attn: Investor Relations, or by contacting Raytheon by telephone at (781) 522-5123.

A number of brokerage firms have instituted householding for shares held in “street name.” If you and members of your household have multiple accounts holding shares of UTC common stock or Raytheon common stock, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of this joint proxy statement/prospectus or wish to revoke your decision to household. These options are available to you at any time.

WHERE YOU CAN FIND MORE INFORMATION

UTC has filed a registration statement on Form S-4 to register with the SEC the shares of UTC common stock to be issued to Raytheon stockholders in connection with the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of UTC in addition to being proxy statements of UTC and Raytheon for their respective special meetings. The registration statement, including the attached exhibits and annexes, contains additional relevant information about UTC and Raytheon. The rules and regulations of the SEC allow UTC and Raytheon to omit certain information included in the registration statement from this joint proxy statement/prospectus.

UTC and Raytheon file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a website that contains reports, proxy statements and other information about UTC and Raytheon. The address of that site is http://www.sec.gov. The reports and other information filed by UTC and Raytheon with the SEC are also available at their respective websites, which are http://www.utc.com and http://www.raytheon.com. Information on these websites is not part of this joint proxy statement/prospectus.

The SEC allows UTC and Raytheon to “incorporate by reference” information into this joint proxy statement/prospectus. This means that important information can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in this joint proxy statement/prospectus or in later filed documents incorporated by reference into this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents set forth below that UTC and Raytheon have, respectively, previously filed with the SEC and any additional documents that either company may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the respective dates of the Raytheon and UTC special meetings (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about UTC and Raytheon and their respective financial performance.

UTC SEC Filings (File No. 1-812)	Period
Annual Report on Form 10-K
Annual report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 7, 2019, as amended by Amendment No. 1 on Form 10-K/A for the year ended December 31, 2018, filed with the SEC on April 5, 2019

Quarterly Reports on Form 10-Q	Quarterly reports on Form 10-Q for the quarter ended March 31, 2019, filed with the SEC on April 26, 2019 and for the quarter ended June 30, 2019, filed with the SEC on July 26, 2019
Proxy Statement on Schedule 14A	Definitive Proxy Statement for UTC’s 2019 annual meeting filed with the SEC on March 18, 2019
Current Reports on Form 8-K
Current reports on Form 8-K or 8-K/A filed with the SEC on November 27, 2018, December 21, 2018, May 2, 2019, June 3, 2019, June 10, 2019, June 12, 2019 and June 25, 2019 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act)

Any description of shares of UTC common stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description

Raytheon SEC Filings (File No. 1-13699)	Period
Annual Report on Form 10-K	Annual report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 13, 2019
Quarterly Reports on Form 10-Q	Quarterly reports on Form 10-Q for the quarter ended March 31, 2019, filed with the SEC on April 25, 2019 and for the quarter ended June 30, 2019, filed with the SEC on July 25, 2019
Proxy Statement on Schedule 14A	Definitive Proxy Statement for Raytheon’s 2019 annual meeting filed with the SEC on April 16, 2019
Current Reports on Form 8-K
Current reports on Form 8-K filed with the SEC on March 22, 2019, March 26, 2019, June 3, 2019 and June 10, 2019 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act)

Any description of shares of Raytheon common stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description

UTC has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to UTC, as well as all pro forma financial information, and Raytheon has supplied all such information relating to Raytheon.

Documents incorporated by reference are available from UTC or Raytheon, as the case may be, without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this joint proxy statement/prospectus. Raytheon stockholders or UTC shareowners, as applicable, may obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers:

United Technologies Corporation 10 Farm Springs Road Farmington, Connecticut 06032 Attention: Corporate Secretary (860) 728-7870 corpsec@corphq.com	Raytheon Company 870 Winter Street Waltham, Massachusetts 02451 Attention: Investor Relations (781) 522-5123

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the applicable special meeting. Therefore, if you would like to request documents from UTC, please do so by October 4, 2019 in order to receive them before the UTC special meeting. If you would like to request documents from Raytheon, please do so by October 4, 2019 in order to receive them before the Raytheon special meeting.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus to vote on the Raytheon merger proposal, the Raytheon adjournment proposal, the Raytheon merger-related compensation proposal, the UTC share issuance proposal and the UTC adjournment proposal. Neither UTC nor Raytheon has authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you.

This joint proxy statement/prospectus is dated September 10, 2019. You should not assume that the information in it (or incorporated by reference) is accurate as of any date other than that date or the date of such incorporated document, as applicable, and neither its mailing to Raytheon stockholders or UTC shareowners nor the issuance of shares of UTC common stock in the merger will create any implication to the contrary.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

UNITED TECHNOLOGIES CORPORATION,

LIGHT MERGER SUB CORP.

and

RAYTHEON COMPANY

dated as of June 9, 2019

Page Number
ARTICLE I

FORMATION; THE MERGER

Section 1.1.	The Merger	A-1
Section 1.2.	Closing	A-2
Section 1.3.	Effective Time	A-2
Section 1.4.	Effects of the Transaction	A-2

ARTICLE II

CERTAIN GOVERNANCE MATTERS

Section 2.1.	Name and Trading Symbol	A-2
Section 2.2.	Additional Governance Matters	A-2
Section 2.3.	Organizational Documents; Merger Sub Arrangements	A-3

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF RAYTHEON; EXCHANGE OF CERTIFICATES

Section 3.1.	Effect on Capital Stock of Raytheon	A-4
Section 3.2.	Exchange of Shares and Certificates	A-6
Section 3.3.	Certain Adjustments	A-8
Section 3.4.	Further Assurances	A-9

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.1.	Representations and Warranties of Raytheon	A-9
Section 4.2.	Representations and Warranties of UTC	A-19

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1.	Conduct of Business	A-31
Section 5.2.	No Solicitation by Raytheon	A-37
Section 5.3.	No Solicitation by UTC	A-40

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1.	Preparation of the Form S-4 and the Joint Proxy Statement; Stockholders Meetings	A-42
Section 6.2.	Access to Information; Confidentiality	A-44

A-i

A-ii

INDEX OF DEFINED TERMS

Defined Term	Page
Action	A-14
affiliate	A-59
Agreement	A-1
Amended and Restated Bylaws	A-3
Anti-Corruption Laws	A-60
Antitrust Laws	A-10
Applicable Laws	A-13
Book-Entry Share	A-7
business day	A-60
Carrier Business	A-60
Carrier Contribution	A-1
Carrier Debt-For-Debt Exchange	A-60
Carrier Distribution	A-60
Carrier SpinCo	A-60
Carrier SpinCo Debt Securities	A-60
Carrier SpinCo Pre-Closing Cash Distribution	A-60
Certificate	A-6
Certificate of Merger	A-2
Change	A-62
Clean Team Agreement	A-60
Closing	A-2
Closing Date	A-2
COBRA	A-14
Code	A-1
Confidentiality Agreement	A-37
control	A-59
Customs & International Trade Authorizations	A-60
Customs & International Trade Laws	A-60
D&O Indemnified Parties	A-46
Debt Reallocation	A-60
DGCL	A-1
Distribution	A-61
Distributions	A-61
Effective Time	A-2
Enforceability Exceptions	A-10
Environmental Laws	A-61
Environmental Permits	A-18
ERISA	A-61
ERISA Affiliate	A-61
Excess Shares	A-6
Exchange Act	A-10
Exchange Agent	A-6
Exchange Fund	A-6
Exchange Ratio	A-4
External Separation Transactions	A-61
External Spin-Off Tax Opinion	A-61
External Spin-Off Tax Representation Letters	A-48
Form S-4	A-21
GAAP	A-12

A-iii

Defined Term	Page
Government Contract	A-61
Governmental Entity	A-10
Hazardous Materials	A-61
HSR Act	A-10
Intellectual Property	A-61
Intended Tax-Free Treatment	A-61
Internal Restructuring Tax Opinions/Rulings	A-62
IRS	A-14
IRS Ruling	A-62
IRS Ruling Request	A-28
IRS Submission	A-48
IT Assets	A-62
Joint Proxy Statement	A-10
knowledge	A-62
Liens	A-10
Material Adverse Effect	A-62
Measurement Date	A-10
Merger	A-1
Merger Consideration	A-4
Merger Sub	A-1
Merger Tax Opinion	A-49
Merger Tax Representation Letters	A-49
Multiemployer Plan	A-63
Multiple Employer Plan	A-63
New Benefit Plans	A-50
NYSE	A-3
Order	A-46
Otis Business	A-63
Otis Contribution	A-1
Otis Debt-For-Debt Exchange	A-63
Otis Distribution	A-63
Otis SpinCo	A-63
Otis SpinCo Debt Securities	A-63
Otis SpinCo Pre-Closing Cash Distribution	A-63
Outside Date	A-55
Overage Amount	A-51
Overage Notice	A-51
PBGC	A-15
Permitted Liens	A-63
person	A-64
Personal Data	A-64
Pre-Merger Financing Transaction	A-36
Qualified UTC Common Stock	A-64
Raytheon	A-1
Raytheon Alternative Transaction	A-37
Raytheon Benefit Plan	A-64
Raytheon Common Stock	A-10
Raytheon Disclosure Letter	A-9
Raytheon Equity Awards	A-5
Raytheon Filed SEC Documents	A-9

A-iv

Defined Term	Page
Raytheon Financial Advisors	A-19
Raytheon Financial Statements	A-12
Raytheon Intervening Event	A-39
Raytheon Material Contracts	A-17
Raytheon Permits	A-13
Raytheon Preferred Stock	A-10
Raytheon PSU Award	A-5
Raytheon Recommendation Change	A-38
Raytheon Restricted Stock Award	A-4
Raytheon Revolver	A-64
Raytheon RSU Award	A-5
Raytheon SEC Documents	A-11
Raytheon Stockholder Approval	A-19
Raytheon Stockholders Meeting	A-43
Raytheon Superior Proposal	A-37
Raytheon Tax Counsel	A-49
Raytheon Termination Fee	A-57
Raytheon Third Party	A-37
Raytheon Title IV Plan	A-15
Raytheon Triggering Event	A-64
Release	A-64
Remedial Actions	A-46
Representative	A-37
Sanctioned Person	A-64
Sanctions	A-64
Sarbanes-Oxley Act	A-12
SEC	A-3
Securities Act	A-11
Separation	A-64
Separation Committee	A-52
Separation Documentation	A-64
Separation Principles	A-65
Specified Internal Restructuring Transaction	A-65
SpinCo Registration Statements	A-42
Step Plan	A-65
subsidiary	A-65
Surviving Corporation	A-1
Tax Return	A-65
Taxes	A-65
Taxing Authority	A-65
Unacceptable Condition	A-46
UTC	A-1
UTC Alternative Transaction	A-40
UTC Common Stock	A-21
UTC Disclosure Letter	A-19
UTC Equity Awards	A-65
UTC Filed SEC Documents	A-19
UTC Financial Advisors	A-30
UTC Financial Statements	A-22
UTC Intervening Event	A-42

A-v

Defined Term	Page
UTC Material Contracts	A-29
UTC Option	A-65
UTC Permits	A-24
UTC Preferred Stock	A-21
UTC PSU Award	A-65
UTC Recommendation Change	A-41
UTC RemainCo	A-65
UTC RemainCo Benefit Plan	A-65
UTC RemainCo Businesses	A-66
UTC RemainCo Title IV Plan	A-26
UTC RSU Award	A-66
UTC SAR	A-66
UTC SEC Documents	A-22
UTC Share Issuance	A-21
UTC Stockholder Approval	A-30
UTC Stockholders Meeting	A-43
UTC Superior Proposal	A-40
UTC Tax Counsel	A-48
UTC Termination Fee	A-57
UTC Third Party	A-40
UTC Triggering Event	A-66
Willful Breach	A-66

A-vi

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of June 9, 2019 (this “Agreement”), by and among United Technologies Corporation, a Delaware corporation (“UTC”), Light Merger Sub Corp., a Delaware corporation (“Merger Sub”), and Raytheon Company, a Delaware corporation (“Raytheon”).

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of UTC and Raytheon have deemed it advisable and in the best interests of their respective corporations and stockholders that UTC and Raytheon engage in the transactions contemplated by this Agreement, subject to the terms and conditions set forth herein;

WHEREAS, the Board of Directors of UTC has (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger and the UTC Share Issuance, on the terms and subject to the conditions set forth in this Agreement, (b) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger and the UTC Share Issuance, are fair to, and in the best interests of, UTC and the stockholders of UTC, (c) resolved to recommend the approval of the UTC Share Issuance to the stockholders of UTC, on the terms and subject to the conditions set forth in this Agreement, and (d) directed that the UTC Share Issuance be submitted to the stockholders of UTC for approval;

WHEREAS, the Board of Directors of Raytheon has (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement, (b) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, Raytheon and the stockholders of Raytheon, (c) resolved to recommend the adoption of this Agreement to the stockholders of Raytheon, on the terms and subject to the conditions set forth in this Agreement, and (d) directed that this Agreement be submitted to the stockholders of Raytheon for adoption;

WHEREAS, the Board of Directors of Merger Sub has approved this Agreement and the Merger;

WHEREAS, prior to the Closing, UTC will consummate the Separation and each of the Distributions, in each case subject to the terms and conditions set forth herein;

WHEREAS, the parties to this Agreement intend that, for U.S. federal income tax purposes, (a) the contribution by UTC of the Otis Business to Otis SpinCo (the “Otis Contribution”) and the Otis Distribution, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), (b) the Otis Distribution will qualify under Section 355 of the Code, (c) the contribution by UTC of the Carrier Business to Carrier SpinCo (the “Carrier Contribution”) and the Carrier Distribution, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (d) the Carrier Distribution will qualify under Section 355 of the Code, (e) the Merger will not cause Section 355(e) of the Code to apply to either

Distribution, and (f) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

WHEREAS, the parties to this Agreement also intend this Agreement to be, and hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g).

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE I

FORMATION; THE MERGER

Section 1.1.   The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into Raytheon (the “Merger”) at the Effective Time. Following the Effective Time, the separate corporate existence of Merger Sub shall cease, and Raytheon shall continue as the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”) and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Merger Sub in accordance with the DGCL.

Section 1.2.   Closing. The closing of the Merger (the “Closing”) shall take place at 8:00 a.m., New York time, at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, 10019, on the first day of the month (or, if such day is not a business day, the following business day) that is at least three (3) business days after satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their terms are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions); provided that the conditions set forth in Section 7.1(h), Section 7.1(i) and Section 7.1(j) may be satisfied at any time prior to the Closing (including on the Closing Date, prior to the Closing) at the discretion of UTC; provided, further, that the Closing may occur at such other time, date or place as may be agreed to in writing by the parties hereto (the date of the Closing, the “Closing Date”).

Section 1.3.   Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a Certificate of Merger (the “Certificate of Merger”) with respect to the Merger, duly executed and completed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL with respect to the Merger. The Merger shall become effective at the time when the Merger Certificate has been duly filed with the Secretary of State of the State of Delaware or such later time as may be mutually agreed by the parties and specified in the Merger Certificate (the “Effective Time”); provided that in no event shall the Effective Time occur at or prior to the effective time of the Distributions or, if both Distributions shall not have the same effective time, the effective time of the second Distribution.

Section 1.4.   Effects of the Transaction. The Merger shall have the effects set forth in the applicable provisions of the DGCL.

ARTICLE II

CERTAIN GOVERNANCE MATTERS

Section 2.1.   Name and Trading Symbol. UTC shall cause (a) the name of UTC to be changed to “Raytheon Technologies Corporation” effective as of the Effective Time and (b) the ticker symbol of UTC to be reserved, prior to or as of the Effective Time, as shall be mutually agreed upon by Raytheon and UTC prior to the Effective Time.

Section 2.2.   Additional Governance Matters.

(a)   Headquarters. Following the Effective Time, UTC shall have its headquarters in the Greater Boston Metro Area, Massachusetts, with the specific location of the headquarters to be mutually agreed by UTC and Raytheon; provided that if such specific location is not determined prior to the Closing, such specific location shall be determined in accordance with the Amended and Restated Bylaws.

(b)   Executive Chair and Chief Executive Officer of UTC. Effective as of the Effective Time, (A) the Chief Executive Officer of UTC as of immediately prior to the Effective Time shall continue to serve as the Chief Executive Officer of UTC and (B) the Chief Executive Officer of Raytheon as of immediately prior to the Effective Time shall be appointed to serve as the Executive Chairman of UTC for a term of two (2) years, following which such term the Chief Executive Officer of UTC shall also become the Chairman of UTC in addition to continuing to serve as the Chief Executive Officer of UTC, and in each case until his successor is elected and qualified or his earlier death, resignation, retirement, disqualification or removal, in each case in accordance with the Amended and Restated Bylaws and such person’s employment agreement.

(c)   Other Officers of UTC. Effective as of the Effective Time, the officers of UTC other than the Executive Chairman of UTC and the Chief Executive Officer of UTC shall be such persons as UTC and Raytheon shall, cooperating in good faith and through a process overseen by their respective Chief Executive Officers, mutually agree prior to the Effective Time, in each case until such officer’s successor is elected and qualified or such officer’s earlier death, resignation, retirement, disqualification or removal, in each case in accordance with the Amended and Restated Bylaws.

(d)   Board of Directors of UTC. Effective as of the Effective Time, the Board of Directors of UTC shall consist of a total of fifteen (15) directors, of whom:

(i)   Seven (7) directors, each of whom shall be a member of the Board of Directors of UTC as of immediately prior to the Effective Time and shall qualify as an “independent director” under the listing standards of the listing standards of the New York Stock Exchange (the “NYSE”) and the applicable rules of the SEC (the “SEC”), shall be designated by the Board of Directors of UTC prior to the Effective Time, in each case until such director’s successor is elected and qualified or such director’s earlier death, resignation or removal, in each case in accordance with the Amended and Restated Bylaws (it being understood that until the second anniversary of the Closing Date, each other UTC Continuing Independent Director (as defined in the Amended and Restated Bylaws) shall be selected in accordance with the Amended and Restated Bylaws);

(ii)   Six (6) directors, each of whom shall be a member of the Board of Directors of Raytheon as of immediately prior to the Effective Time and shall qualify as an “independent director” under the listing standards of the NYSE and the applicable rules of the SEC, shall be designated by the Board of Directors of Raytheon prior to the Effective Time, in each case until such director’s successor is elected and qualified or such director’s earlier death, resignation or removal, in each case in accordance with the Amended and Restated Bylaws (it being understood that until the second anniversary of the Closing Date, each other RTN Continuing Independent Director (as defined in the Amended and Restated Bylaws) shall be selected in accordance with the Amended and Restated Bylaws); and

(iii)   The remaining two (2) directors shall be (A) the Chief Executive Officer of UTC as of the Effective Time and (B) the Executive Chairman of UTC as of the Effective Time, in each case as determined in accordance with Section 2.2(b).

(e)   Lead Director of UTC. Effective as of the Effective Time, the Lead Director of UTC shall be a member of the Board of Directors of UTC as of the Effective Time who is designated prior to the Effective Time by mutual agreement of UTC and Raytheon from among the directors designated pursuant to Section 2.2(d)(ii).

(f)   UTC Board Committees. Effective as of the Effective Time:

(i)   The standing committees of the Board of Directors of UTC shall consist of the Audit Committee, the Compensation Committee, the Committee on Governance and Public Policy, the Finance Committee and the Special Activities Committee;

(ii)   The chair of each such standing committee of the Board of Directors of UTC shall be a member of the Board of Directors of UTC as of the Effective Time who is designated prior to the Effective Time by mutual agreement of UTC and Raytheon, as follows:

(A)   in the case of the Special Activities Committee, the Compensation Committee and the Committee on Governance and Public Policy, the chair of each such committee shall be a RTN Continuing Director (as defined in the Amended and Restated Bylaws);

(B)   in the case of the Audit Committee and the Finance Committee, the chair of each such committee shall be a UTC Continuing Director (as defined in the Amended and Restated Bylaws); and

(iii)   The number of RTN Continuing Directors on each committee of the Board of Directors of UTC shall be the same as the number of UTC Continuing Directors on such committee.

Section 2.3.   Organizational Documents; Merger Sub Arrangements.

(a)   At the Effective Time, the Bylaws of UTC shall be amended and restated in their entirety to be in the form attached hereto as Exhibit A (the “Amended and Restated Bylaws”), until thereafter amended in accordance with their terms and Applicable Law.

(b)   At the Effective Time, the Certificate of Incorporation of Raytheon and the Bylaws of Raytheon shall be amended and restated in their entirety to be in the form of the Certificate of Incorporation of Merger Sub and the Bylaws of Merger Sub, respectively, as in effect immediately prior to the Effective Time (except that (i) the name of the Surviving Corporation shall be “Raytheon Company” and (ii) the reference to the incorporator will be removed), in each case until thereafter amended in accordance their respective terms and with Applicable Law.

(c)   The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, in each case until such director’s successor is elected and qualified or such director’s earlier death, resignation or removal, in each case in accordance with the Bylaws of the Surviving Corporation. The officers of Raytheon immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until such officer’s successor is elected and qualified or such officer’s earlier death, resignation, retirement, disqualification or removal, in each case in accordance with the Bylaws of the Surviving Corporation.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF RAYTHEON;
EXCHANGE OF CERTIFICATES

Section 3.1.   Effect on Capital Stock of Raytheon.

(a)   Conversion of Raytheon Common Stock, Merger Sub Common Stock and UTC Common Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of Raytheon, UTC, Merger Sub or the holders of any securities of Raytheon, UTC or Merger Sub:

(i)   Each issued and outstanding share of Raytheon Common Stock (other than any shares of Raytheon Common Stock to be canceled pursuant to Section 3.1(a)(ii)) shall be converted into the right to receive 2.3348 (the “Exchange Ratio”) fully paid and nonassessable shares of UTC Common Stock (and, if applicable, cash in lieu of fractional shares of UTC Common Stock payable in accordance with Section 3.1(c)) (the “Merger Consideration”). As of the Effective Time, all such shares of Raytheon Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. As of the Effective Time, each holder of a certificate or book-entry share representing any shares of Raytheon Common Stock shall cease to have any rights with respect thereto, except the right to receive, upon the surrender thereof, the Merger Consideration in accordance with Section 3.2.

(ii)   Each share of Raytheon Common Stock held in the treasury of Raytheon immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii)   Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of the common stock of the Surviving Corporation.

(iv)   Each issued share of UTC Common Stock shall remain an issued share of UTC Common Stock and shall not be converted or canceled as a result of the Merger. Each certificate or book-entry share representing any shares of UTC Common Stock as of the Effective Time shall continue for all corporate purposes to evidence ownership of such shares notwithstanding the change to the name of UTC pursuant to Section 2.1(a).

(b)   Treatment of Raytheon Equity Awards.

(i)   The Merger shall constitute a “change in control” for purposes of the Raytheon 2010 Stock Plan and all awards granted thereunder.

(ii)   Each award of unvested restricted shares of Raytheon Common Stock (each a “Raytheon Restricted Stock Award”) that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof:

(A)   if such Raytheon Restricted Stock Award becomes vested at the Effective Time pursuant to its terms, be converted into the right to receive a number of shares of UTC Common Stock equal to the product of (1) the number of shares of Raytheon Common Stock subject to such Raytheon Restricted Stock Award immediately prior to the Effective Time and (2) the Exchange Ratio (with a cash payment in respect of any fractional shares in accordance with Section 3.1(c)), less applicable Tax withholding, payable promptly following the Effective Time and in any event no later than fifteen (15) business days following the Effective Time; or

(B)   if such Raytheon Restricted Stock Award is not covered by Section 3.1(b)(ii)(A), be converted into an award of unvested restricted shares of UTC Common Stock with the same terms and conditions that applied to such Raytheon Restricted Stock Award immediately prior to the

Effective Time, relating to a number of shares of UTC Common Stock equal to the product, rounded to the nearest whole number of shares, of (1) the number of shares of Raytheon Common Stock subject to such Raytheon Restricted Stock Award immediately prior to the Effective Time and (2) the Exchange Ratio.

(iii)   Each award of time-based vesting restricted stock units relating to Raytheon Common Stock (each, a “Raytheon RSU Award”) that is outstanding as of immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof:

(A)   if such Raytheon RSU Award becomes vested at the Effective Time pursuant to its terms, be cancelled and converted into the right to receive a number of shares of UTC Common Stock equal to the product of (1) the number of shares of Raytheon Common Stock subject to such Raytheon RSU Award immediately prior to the Effective Time and (2) the Exchange Ratio (plus a cash payment in respect of any fractional shares in accordance with Section 3.1(c)), less applicable Tax withholding, payable promptly following the Effective Time and in any event no later than fifteen (15) business days following the Effective Time; provided that notwithstanding anything to the contrary contained in this Agreement, any payment pursuant to this Section 3.1(b)(iii)(A) in respect of any such Raytheon RSU Award which constitutes “deferred compensation” subject to Section 409A of the Code shall be made on the earliest possible date that such payment would not trigger a tax or penalty under Section 409A of the Code; or

(B)   if such Raytheon RSU Award is not covered by Section 3.1(b)(iii)(A), be converted into an award of UTC restricted stock units with the same terms and conditions that applied to such Raytheon RSU Award immediately prior to the Effective Time, relating to a number of shares of UTC Common Stock equal to the product, rounded to the nearest whole number of shares, of (1) the number of shares of Raytheon Common Stock subject to such Raytheon RSU Award immediately prior to the Effective Time and (2) the Exchange Ratio.

(iv)   Each award of performance-based vesting restricted stock units relating to Raytheon Common Stock (each, a “Raytheon PSU Award”) that is outstanding as of immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof be converted into an award of UTC restricted stock units with the same terms and conditions (other than performance-based vesting conditions) that applied to such Raytheon PSU Award immediately prior to the Effective Time, relating to a number of shares of UTC Common Stock equal to the product, rounded to the nearest whole number of shares, of (1) the number of shares of Raytheon Common Stock subject to such Raytheon PSU Award immediately prior to the Effective Time (with such number of shares determined by deeming the applicable performance conditions to be achieved at (x) if the Effective Time occurs within the first calendar year of the relevant performance cycle, target level of performance, and (y) if the Effective Time occurs on or after completion of the first calendar year of the relevant performance cycle, (I) with respect to the relative total shareholder return performance metric, actual performance through the last business day preceding the Closing Date and, (II) with respect to the return on invested capital and cumulative free cash flow performance metrics, actual performance for all completed calendar years in the relevant performance cycle and assumed performance at target for each remaining calendar year of the performance cycle (with determinations of actual performance made by the Management Development and Compensation Committee of the Board of Directors of Raytheon after consultation with UTC)) and (2) the Exchange Ratio.

(v)   Prior to the Effective Time, the Board of Directors of Raytheon or the appropriate committee thereof shall adopt resolutions providing for the treatment of the Raytheon Restricted Stock Awards, the Raytheon RSU Awards, and the Raytheon PSU Awards (collectively, the “Raytheon Equity Awards”) as contemplated by this Section 3.1(b).

(vi)   As soon as practicable after the Effective Time, UTC shall prepare and file with the SEC a registration statement on Form S-8 (or other applicable form) registering the shares of UTC Common Stock necessary to fulfill UTC’s obligations under this Section 3.1(b). UTC shall take all corporate action necessary to reserve for issuance a sufficient number of shares of UTC Common Stock for delivery with respect to the Raytheon Equity Awards assumed by it in accordance with this Section 3.1(b).

(c)   Fractional Shares. No fractional share of UTC Common Stock (or certificate or scrip representing the same) shall be issued upon the conversion or surrender for exchange of Certificates or Book-Entry Shares hereunder, and such fractional share interests shall not entitle the owner thereof to any UTC Common Stock or to vote or to any other rights of a holder of UTC Common Stock. Each holder of shares of Raytheon Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of UTC Common Stock (after taking into account all Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fraction as provided in this Section 3.1(c). As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (i) the number of full shares of UTC Common Stock delivered to the Exchange Agent by UTC for issuance to holders of Certificates or Book-Entry Shares over (ii) the aggregate number of full shares of UTC Common Stock to be distributed to holders of Certificates or Book-Entry Shares (such excess being herein referred to as the “Excess Shares”). As soon as practicable after the Effective Time, the Exchange Agent, as agent for such holders of Certificates and Book-Entry Shares, shall sell the Excess Shares at then prevailing prices on the NYSE. The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE and shall be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to the holders of Certificates or Book-Entry Shares, the Exchange Agent shall hold such proceeds in trust for such holders. The net proceeds of any such sale or sales of Excess Shares to be distributed to the holders of Certificates or Book-Entry Shares shall be reduced by any and all commissions, transfer taxes and other out-of-pocket transaction costs, as well as any expenses, of the Exchange Agent incurred in connection with such sale or sales. The Exchange Agent shall determine the portion of such net proceeds to which each holder of Certificates or Book-Entry Shares shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Certificates or Book-Entry Shares is entitled (after taking into account all Certificates and Book-Entry Shares then held by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Certificates or Book-Entry Shares are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates or Book-Entry Shares with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders subject to and in accordance with this Section 3.1(c); provided that no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to this Section 3.1(c) until the surrender of such Certificates or Book-Entry Shares in accordance with this Article III. The payment of cash in lieu of fractional share interests pursuant to this Section 3.1(c) is not separately bargained-for consideration.

(d)   No Dissenters’ Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Raytheon Common Stock or UTC Common Stock in connection with the Merger.

Section 3.2.   Exchange of Shares and Certificates.

(a)   Designation of Exchange Agent; Deposit of Exchange Fund. Prior to the Closing, UTC shall enter into a customary exchange agreement with the transfer agent of UTC, the transfer agent of Raytheon or another nationally recognized financial institution or trust company designated by UTC and reasonably acceptable to Raytheon (the “Exchange Agent”) for the payment of the Merger Consideration as provided in Section 3.1(a)(i). Prior to or substantially concurrently with the Effective Time, UTC shall deposit or cause to be deposited with the Exchange Agent, for exchange in accordance with this Article III through the Exchange Agent, book-entry shares representing the full number of whole shares of UTC Common Stock issuable pursuant to Section 3.1(a)(i) in exchange for outstanding shares of Raytheon Common Stock, and UTC shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of UTC Common Stock pursuant to Section 3.2(d) (such shares of UTC Common Stock provided to the Exchange Agent, together with any such dividends or other distributions with respect thereto, the “Exchange Fund”).

(b)   Letters of Transmittal and Instructions for Surrender. As promptly as practicable following the Effective Time, and in no event later than the fifth (5th) business day thereafter, UTC shall cause the Exchange Agent to mail to each holder of record of a certificate (a “Certificate”) that immediately prior to the Effective Time represented outstanding shares of Raytheon Common Stock (i) a letter of transmittal (which shall specify that delivery of Certificates shall be effected, and risk of loss and title to the

Certificates shall pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent, and which shall be in the form and have such other provisions as are reasonably acceptable to UTC and Raytheon) and (ii) instructions (which instructions shall be in the form and have such other provisions as are reasonably acceptable to UTC and Raytheon) for use in effecting the surrender of the Certificates in exchange for (A) the number of shares of UTC Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificates pursuant to Section 3.1(a)(i), (B) any dividends or other distributions payable pursuant to Section 3.2(d) and (C) cash in lieu of fractional shares of UTC Common Stock payable pursuant to Section 3.1(c).

(c)   Exchange Procedures. Upon surrender of a Certificate (or affidavit of loss in lieu thereof) for cancellation to the Exchange Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (i) the number of shares of UTC Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificate pursuant to Section 3.1(a)(i), (ii) any dividends or other distributions payable pursuant to Section 3.2(d) and (iii) any cash in lieu of fractional shares of UTC Common Stock payable pursuant to Section 3.1(c), and the Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith canceled. No holder of record of a book-entry share (a “Book-Entry Share”) that immediately prior to the Effective Time represented outstanding shares of Raytheon Common Stock shall be required to deliver a Certificate or letter of transmittal or surrender such Book-Entry Shares to the Exchange Agent, and in lieu thereof, each Book-Entry Share shall automatically upon the Effective Time be entitled to receive (x) the number of shares of UTC Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Book-Entry Shares pursuant to Section 3.1(a)(i), (y) any dividends or other distributions payable pursuant to Section 3.2(d) and (z) any cash in lieu of fractional shares of UTC Common Stock payable pursuant to Section 3.1(c). Until surrendered, in the case of a Certificate, or paid for, in the case of a Book-Entry Share, in each case, as contemplated by this Section 3.2(c), each Certificate or Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration as contemplated by this Section 3.2(c) and any dividends or other distributions payable pursuant to Section 3.2(d). The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) and make such payments and deliveries with respect to Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration or any cash payable hereunder.

(d)   Distributions with Respect to Unexchanged Shares. Subject to Applicable Law, there shall be paid to the holders of the UTC Common Stock issued in exchange for Certificates or Book-Entry Shares pursuant to Section 3.2(c), without interest, (i) at the time of delivery of such UTC Common Stock by the Exchange Agent pursuant to Section 3.2(c), the amount of dividends or other distributions, if any, with a record date after the Effective Time theretofore paid with respect to such shares of UTC Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date after the Effective Time, but prior to such delivery of such UTC Common Stock by the Exchange Agent pursuant to Section 3.2(c), and a payment date subsequent to such delivery of such UTC Common Stock by the Exchange Agent pursuant to Section 3.2(c), payable with respect to such shares of UTC Common Stock.

(e)   Certain Transfers of Ownership. In the event of a transfer of ownership of Raytheon Common Stock that is not registered in the transfer records of Raytheon, payment of the appropriate amount of Merger Consideration (and any dividends or other distributions with respect to UTC Common Stock as contemplated by Section 3.2(d)) may be made to a person other than the person in whose name the Certificate or Book-Entry Share so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the

Exchange Agent) or such Book-Entry Share shall be properly transferred and the person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a person other than the registered holder of such Certificate or Book-Entry Share or establish to the reasonable satisfaction of UTC that such Tax has been paid or is not applicable.

(f)   Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by UTC or the Exchange Agent, the posting by such person of a bond, in such reasonable amount as UTC may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article III.

(g)   No Further Ownership Rights in Raytheon Common Stock. All shares of UTC Common Stock (together with cash in lieu of fractional shares of UTC Common Stock payable pursuant to Section 3.1(c)) issued upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Raytheon Common Stock theretofore represented by such Certificates or Book-Entry Shares. After the Effective Time, there shall be no registration of transfers on the stock transfer books of Raytheon of shares of Raytheon Common Stock that were outstanding immediately prior to the Effective Time. If Certificates or Book-Entry Shares are presented to UTC, the Surviving Corporation or the Exchange Agent for transfer following the Effective Time, they shall be canceled against delivery of the applicable Merger Consideration for each share of Raytheon Common Stock formerly represented by such Certificates or Book-Entry Shares.

(h)   Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates or Book-Entry Shares for one (1) year after the Effective Time shall be delivered to UTC or its designee upon demand, and any such holders prior to the Merger who have not theretofore complied with this Article III shall thereafter look only to UTC as general creditor thereof for payment of their claims for Merger Consideration and any dividends or distributions with respect to UTC Common Stock as contemplated by Section 3.2(d).

(i)   No Liability. None of UTC, Merger Sub, Raytheon or the Exchange Agent shall be liable to any person in respect of any shares of UTC Common Stock (or dividends or distributions with respect thereto) or cash held in the Exchange Fund delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered or Book-Entry Share not paid, in each case, in accordance with Section 3.2(c), immediately prior to the date on which any Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by Applicable Law, become the property of UTC free and clear of all claims or interest of any person previously entitled thereto.

(j)   Withholding Rights. Each of UTC, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any person such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of applicable Tax Law. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

Section 3.3.   Certain Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the execution of this Agreement and the Effective Time, any change in the number or type of outstanding shares of UTC Common Stock or Raytheon Common Stock shall occur as a result of a reclassification, recapitalization, exchange, stock split (including a reverse stock split), combination or readjustment of shares or any stock dividend or stock distribution with a record date during such period, the Merger Consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the same economic effect as contemplated by this Agreement prior to such event; provided that (a) no such adjustment shall be made as a result or in respect of the Separation or either or both of the Distributions and (b) nothing in this Section 3.3 shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 3.4. Further Assurances. If, at any time after the Effective Time, any further action is determined by UTC or the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or UTC with full right, title and possession of and to all rights and property of Merger Sub and Raytheon with respect to the Merger, the officers and managers of UTC shall be fully authorized (in the name of Merger Sub, Raytheon, the Surviving Corporation and otherwise) to take such action.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.1. Representations and Warranties of Raytheon. Except as set forth in any Raytheon SEC Document filed with the SEC since January 1, 2017 and publicly available prior to the date of this Agreement (as amended prior to the date of this Agreement, the “Raytheon Filed SEC Documents”) (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature) or as disclosed in the disclosure letter delivered by Raytheon to UTC upon the execution of this Agreement (the “Raytheon Disclosure Letter”) and making reference to the particular subsection of this Agreement to which exception is being taken (provided that such disclosure shall be deemed to qualify that particular subsection and such other subsections of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other subsections), Raytheon represents and warrants to UTC as follows:

(a)   Organization, Standing and Corporate Power. Each of Raytheon and its subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Raytheon. Each of Raytheon and its subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Raytheon. The Certificate of Incorporation of Raytheon and the Bylaws of Raytheon, in each case as amended through the date of this Agreement, have been filed prior to the date of this Agreement with the Raytheon Filed SEC Documents.

(b)   Corporate Authority; Non-contravention.

(i)   Raytheon has all requisite corporate power and authority to enter into this Agreement and, subject to the Raytheon Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Raytheon and the consummation by Raytheon of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Raytheon, subject, in the case of the Merger, to the Raytheon Stockholder Approval. The Board of Directors of Raytheon (at a meeting duly called and held) has, by the unanimous vote of all directors of Raytheon, (A) determined that entering into this Agreement and consummating the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, Raytheon and its stockholders, (B) authorized and approved the execution, delivery and performance of this Agreement by Raytheon and approved the Merger and (C) resolved to recommend the adoption of this Agreement by the holders of Raytheon Common Stock and directed that this Agreement be submitted for consideration by Raytheon’s stockholders at the Raytheon Stockholders Meeting, and, subject to Section 5.2(b), such resolutions have not been rescinded, modified or withdrawn in any way. This Agreement has been duly executed and delivered by Raytheon and, assuming the due authorization, execution and delivery of this Agreement by UTC and Merger Sub, constitutes the legal, valid and binding obligation of Raytheon, enforceable against Raytheon in accordance with its terms, except that (1) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (2) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Exceptions”).

(ii)   The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever (collectively, “Liens”) upon any of the properties or assets of Raytheon or any of its subsidiaries under, (A) the Certificate of Incorporation of Raytheon or the Bylaws of Raytheon or the comparable organizational documents of any of its subsidiaries, (B) any loan or credit agreement, note, bond, mortgage, indenture, trust document, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization to which Raytheon or any of its subsidiaries is a party or by which Raytheon, any of its subsidiaries or their respective properties or assets may be bound or (C) subject to the governmental filings and other matters referred to in Section 4.1(b)(iii), any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Raytheon or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (A) (with respect to the certificate of incorporation and bylaws or comparable organizational documents of Raytheon’s subsidiaries), (B) and (C), any such conflicts, violations, defaults, rights, losses or Liens that, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on Raytheon or (2) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(iii)   No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any federal, state, local, foreign or supranational government, any court, legislative, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority (each, a “Governmental Entity”) is required by or with respect to Raytheon or any of its subsidiaries in connection with the execution and delivery of this Agreement by Raytheon or the consummation by Raytheon of the transactions contemplated hereby, except for (A) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and with any other applicable United States or foreign competition, antitrust, merger control or investment laws or laws that provide for review of national security or defense matters (together with the HSR Act, the “Antitrust Laws”), (B) the filing with the SEC of (1) a proxy statement relating to the Raytheon Stockholders Meeting (such proxy statement, together with the proxy statement relating to the UTC Stockholders Meeting, in each case as amended or supplemented from time to time, the “Joint Proxy Statement”) and (2) such reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the transactions contemplated hereby, (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Raytheon or its subsidiaries are qualified to do business and (D) such other consents, approvals, orders or authorizations the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on Raytheon or (2) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(c)   Capital Structure.

(i)   The authorized capital stock of Raytheon consists of 1,450,000,000 shares of common stock, $0.01 par value per share (the “Raytheon Common Stock”), and 200,000,000 shares of preferred stock, $0.01 par value per share (the “Raytheon Preferred Stock”). At the close of business on June 5, 2019 (the “Measurement Date”), (A) 278,541,114 shares of Raytheon Common Stock were issued and outstanding (for the avoidance of doubt, excluding shares of Raytheon Common Stock held by Raytheon in its treasury), including 1,951,555 shares of Raytheon Common Stock underlying Raytheon Restricted Stock Awards, (B) no shares of Raytheon Common Stock were held by Raytheon in its treasury, (C) no shares of Raytheon Preferred Stock were issued and outstanding, (D) 543,409 shares of

Raytheon Common Stock were subject to issuance pursuant to Raytheon RSU Awards, and (E) 386,380 shares of Raytheon Common Stock were subject to issuance pursuant to Raytheon PSU Awards (assuming satisfaction of any performance vesting conditions at target levels).

(ii)   All outstanding shares of capital stock of Raytheon are, and all shares of capital stock of Raytheon that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 4.1(c) and except for changes since the Measurement Date resulting from the issuance of shares of Raytheon Common Stock pursuant to Raytheon RSU Awards or Raytheon PSU Awards outstanding on the Measurement Date in accordance with their present terms or as expressly permitted by Section 5.1(a)(ii), (A) there are not issued or outstanding (1) any shares of capital stock or other voting or equity securities or interests of Raytheon, (2) any securities or interests of Raytheon or any of its subsidiaries convertible into or exchangeable or exercisable for, or based upon the value of, shares of capital stock or voting or equity securities or interests of Raytheon or (3) any warrants, calls, options, preemptive rights, subscriptions or other rights to acquire from Raytheon or any of its subsidiaries (including any subsidiary trust), or obligations of Raytheon or any of its subsidiaries to issue, any capital stock, voting or equity securities or interests or securities or interests convertible into or exchangeable or exercisable for, or based upon the value of, capital stock or voting or equity securities or interests of Raytheon, and (B) there are no outstanding obligations of Raytheon or any of its subsidiaries to repurchase, redeem or otherwise acquire any such securities or interests or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities or interests of Raytheon.

(iii)   There are no stockholder agreements or voting trusts or other agreements or understandings to which Raytheon is a party with respect to the voting, or restricting the transfer, of the capital stock or other equity interest of Raytheon. Raytheon has not granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares of capital stock that are in effect. No shares of capital stock of Raytheon are held by any subsidiary of Raytheon. Raytheon does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Raytheon on any matter.

(iv)   As of the date of this Agreement, there is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which Raytheon or any of its subsidiaries is subject, party or otherwise bound.

(d)   Subsidiaries.

(i)   Except as would not reasonably be expected to be, individually or in the aggregate, material to Raytheon and its subsidiaries, taken as a whole, all outstanding shares of capital stock or other voting or equity securities or interests of each such subsidiary have been validly issued and are fully paid and nonassessable.

(ii)   Except as would not reasonably be expected to be, individually or in the aggregate, material to Raytheon and its subsidiaries, taken as a whole, there are no outstanding (A) securities of Raytheon or any of its subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting or equity securities or interests in any of its subsidiaries or (B) warrants, calls, options or other rights to acquire from Raytheon or any of its subsidiaries, or any obligation of Raytheon or any of its subsidiaries to issue, any capital stock or other voting or equity securities or interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or voting or equity securities or interests in, any subsidiary of Raytheon.

(e)   SEC Documents; Financial Statements; Undisclosed Liabilities.

(i)   Raytheon has filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein, regardless of when such exhibits and other information were filed) with the SEC since January 1, 2017 (the “Raytheon SEC Documents”). As of their respective dates, the Raytheon SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of

2002, as amended (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the Raytheon SEC Documents, and none of the Raytheon SEC Documents when filed and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Raytheon SEC Documents, and, to the knowledge of Raytheon, none of the Raytheon SEC Documents is the subject of any outstanding SEC comment or investigation. No subsidiary of Raytheon is required to file reports with the SEC pursuant to the requirements of the Exchange Act.

(ii)   The consolidated financial statements (including all related notes and schedules) of Raytheon and its subsidiaries included in the Raytheon SEC Documents (the “Raytheon Financial Statements”) were prepared in all material respects in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Raytheon and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material and to any other adjustments described therein, including the notes thereto).

(iii)   Except (A) as reflected or reserved against in Raytheon’s audited balance sheet as of December 31, 2018 (or the notes thereto) included in Raytheon’s Annual Report on Form 10-K filed with the SEC on February 13, 2019, (B) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2018 and (C) for liabilities and obligations incurred in connection with or contemplated by this Agreement, neither Raytheon nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of Raytheon and its subsidiaries (or in the notes thereto) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Raytheon.

(iv)   Raytheon maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Raytheon’s properties or assets. Since January 1, 2017, none of Raytheon, Raytheon’s independent accountants, the Board of Directors of Raytheon or its audit committee has received any oral or written notification of any (1) “significant deficiency” in the internal controls over financial reporting of Raytheon, (2) “material weakness” in the internal controls over financial reporting of Raytheon or (3) fraud, whether or not material, that involves management or other employees of Raytheon who have a significant role in the internal controls over financial reporting of Raytheon.

(v)   The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Raytheon are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Raytheon in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Raytheon, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Raytheon to make the certifications required under the Exchange Act with respect to such reports.

(vi)   Neither Raytheon nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among Raytheon and any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Raytheon or any of its subsidiaries in Raytheon’s or such subsidiary’s published financial statements or other Raytheon SEC Documents.

(f)   Information Supplied. None of the information supplied or to be supplied by Raytheon for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to Raytheon’s stockholders or at the time of the Raytheon Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Raytheon with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of UTC for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement.

(g)   Absence of Certain Changes or Events.

(i)   From December 31, 2018, through the date of this Agreement, other than with respect to or in connection with the transactions contemplated hereby, the businesses of Raytheon and its subsidiaries have been conducted in all material respects in the ordinary course of business in a manner consistent with past practice.

(ii)   Since December 31, 2018, there have been no Changes that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on Raytheon.

(h)   Compliance with Applicable Laws; Outstanding Orders. Raytheon and its subsidiaries hold all permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities that are required for the operation of the businesses of Raytheon and its subsidiaries (the “Raytheon Permits”), and all such Raytheon Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, in each case except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Raytheon. Raytheon and its subsidiaries are in compliance with the terms of the Raytheon Permits and all applicable laws, statutes, orders, rules, regulations, policies or guidelines promulgated, or judgments, decisions or orders entered, by any Governmental Entity (collectively, “Applicable Laws”) relating to Raytheon and its subsidiaries or their respective businesses or properties, except where the failure to be in compliance with such Raytheon Permits or Applicable Laws, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Raytheon. Neither Raytheon nor any of its subsidiaries is subject to any outstanding order, injunction or decree that, individually or in the aggregate, would reasonably be expected to (i) have a Material Adverse Effect on Raytheon or (ii) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(i)   Foreign Corrupt Practices Act. Except as, individually or in the aggregate, would not reasonably be expected to be material to Raytheon and its subsidiaries, taken as a whole, (i) since January 1, 2017, none of Raytheon or its subsidiaries, nor, to the knowledge of Raytheon, any director, officer, employee or agent of Raytheon, has directly or indirectly made, offered to make, attempted to make, or accepted any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to or from any person, private or public, regardless of what form, whether in money, property or services, in violation of any Anti-Corruption Laws, (ii) to the knowledge of Raytheon, as of the date of this Agreement, neither Raytheon nor any of its subsidiaries is under internal or Governmental Entity investigation for any material violation of any Anti-Corruption Laws, has received any written notice or other communication from any Governmental Entity regarding a violation of, or failure to comply with, any Anti-Corruption Laws,

(iii) Raytheon and its subsidiaries maintain an adequate system or systems of internal controls reasonably designed to ensure compliance with the Anti-Corruption Laws and prevent and detect violations of the Anti-Corruption Laws, and (iv) since January 1, 2017, neither Raytheon nor any of its subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws.

(j)   Customs and International Trade Laws; Sanctions. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Raytheon, (i) since January 1, 2017, Raytheon and its subsidiaries have been in compliance with all applicable Customs & International Trade Laws, and no Governmental Entity has imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, debarment or denial of future Customs & International Trade Authorizations against Raytheon or any of its subsidiaries or, to the knowledge of Raytheon, any of their respective directors or officers (in their capacities as such) in connection with any violation of any applicable Customs & International Trade Laws, (ii) from January 1, 2017 through the date of this Agreement, there have been no Actions by a Governmental Entity with respect to Raytheon’s and its subsidiaries’ Customs & International Trade Authorizations and compliance with applicable Customs & International Trade Laws, (iii) neither Raytheon nor any of its subsidiaries, and, to the knowledge of Raytheon, no director, officer or employee thereof, (A) is a Sanctioned Person or (B) as of the date of this Agreement, has pending or, to the knowledge of Raytheon, threatened claims against it, him or her with respect to applicable Sanctions and (iv) each of Raytheon and its subsidiaries is and, since January 1, 2017, has been, in compliance in all material respects with all applicable Sanctions.

(k)   Litigation. As of the date hereof, there is no legal, administrative, arbitral or other action, suit, investigation, proceeding, complaint, indictment or litigation (each, an “Action”) pending or, to the knowledge of Raytheon, threatened in writing against or affecting Raytheon or any of its subsidiaries or any of their respective properties or any of their respective officers or directors before any court or arbitrator or any Governmental Entity, except as, individually or in the aggregate, would not reasonably be expected to (i) have a Material Adverse Effect on Raytheon or (ii) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(l)   Benefit Plans.

(i)   With respect to each material Raytheon Benefit Plan, Raytheon has made available, upon request, to UTC complete and accurate copies of (A) such Raytheon Benefit Plan and, to the extent applicable, summary plan description thereof, (B) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto and (C) the most recently received Internal Revenue Service (the “IRS”) determination letter or opinion, if applicable.

(ii)   Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Raytheon, (A) each of the Raytheon Benefit Plans has been operated and administered in compliance with its terms and in accordance with Applicable Laws, including ERISA, the Code and in each case the regulations thereunder, (B) no Raytheon Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Raytheon or its subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or comparable U.S. state or foreign law, (C) all contributions or other amounts payable by Raytheon or its subsidiaries as of the Effective Time pursuant to each Raytheon Benefit Plan in respect of current or prior plan years have been timely paid or, to the extent not yet due, have been accrued in accordance with GAAP, (D) neither Raytheon nor any of its subsidiaries has engaged in a transaction in connection with which Raytheon or its subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code and (E) there are no pending or, to the knowledge of Raytheon, threatened in writing or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of, or against any of the Raytheon Benefit Plans or any trusts related thereto.

(iii)   Except as set forth on Section 4.1(l)(iii) of the Raytheon Disclosure Letter or as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Raytheon, none of Raytheon, any of its subsidiaries or any of their respective ERISA Affiliates contributes to or is obligated to contribute to, or within the six (6) years preceding the date of this Agreement contributed to, or was obligated to contribute to, a Multiemployer Plan or Multiple Employer Plan, and none of Raytheon, any of its subsidiaries or any of their respective ERISA Affiliates has, within the preceding six (6) years, withdrawn in a complete or partial withdrawal from any Multiemployer Plan or incurred any liability under Section 4202 of ERISA.

(iv)   Each of the Raytheon Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code, (A) is so qualified and, to the knowledge of Raytheon, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect, in any material respect, the qualified status of any such plan and (B) has received a favorable determination letter or opinion letter as to its qualification.

(v)   Section 4.1(l)(v) of the Raytheon Disclosure Letter sets forth each Raytheon Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code (each, an “Raytheon Title IV Plan”). With respect to each Raytheon Title IV Plan, except for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Raytheon, (A) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, (B) no such Raytheon Title IV Plan is currently in “at risk” status within the meaning of Section 430 of the Code or Section 303(i) of ERISA, (C) no reportable event within the meaning of Section 4043(c) of ERISA for which the thirty (30)-day notice requirement has not been waived has occurred, (D) none of Raytheon, any of its subsidiaries or any of their respective ERISA Affiliates has engaged in any transaction described in Section 4069, 4204(a) or 4212(c) of ERISA, (E) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (F) no liability (other than for premiums to the PBGC) has been or, to the knowledge of Raytheon, is expected to be incurred by Raytheon or any of its subsidiaries and (G) the PBGC has not instituted proceedings to terminate any such Raytheon Title IV Plan.

(vi)   Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will result in (A) the acceleration of vesting, exercisability, funding or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee or director of Raytheon or any of its subsidiaries or (B) result in any limitation on the right of Raytheon or any of its subsidiaries to amend, merge, terminate or receive a reversion of assets from any Raytheon Benefit Plan or related trust on or after the Effective Time. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Raytheon or any of its subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(vii)   No person is entitled to receive any additional payment (including any Tax gross-up or other payment) from Raytheon or any of its subsidiaries as a result of the imposition of the excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(viii)   Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Raytheon, all Raytheon Benefit Plans subject to the laws of any jurisdiction outside of the United States (A) have been maintained in accordance with all applicable requirements, (B) that are intended to qualify for special tax treatment meet all requirements for such treatment and (C) that are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(m)   Labor and Employment Matters. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Raytheon, (i) there are no (and have not been during the three (3)-year period preceding the date of this Agreement) strikes or lockouts with respect to any employees of Raytheon or any of its subsidiaries, (ii) there is no (and has not been during the three (3)-year period preceding the date of this Agreement) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of Raytheon, threatened in writing against Raytheon or any of its subsidiaries and (iii) there is no (and has not been during the three (3)-year period preceding the date of this Agreement) slowdown, or work stoppage in effect or, to the knowledge of Raytheon, threatened in writing, with respect to any employees of Raytheon or any of its subsidiaries. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Raytheon, neither Raytheon nor any of its subsidiaries has received written notice during the past three (3) years of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and workers compensation insurance laws to conduct an investigation of Raytheon or any of its subsidiaries and, to the knowledge of Raytheon, no such investigation is in progress.

(n)   Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Raytheon:

(i)   (A) All Tax Returns required to be filed by Raytheon or any of its subsidiaries have been timely filed (taking into account extensions), (B) all such Tax Returns are true, complete and correct in all respects and (C) all Taxes required to be paid (including Taxes required to be withheld from payments to employees, creditors, shareholders or other third parties) by Raytheon or any of its subsidiaries have been paid in full, in each of clauses (A) through (C), except to the extent adequate reserves, in accordance with GAAP, are reflected in the Raytheon Financial Statements.

(ii)   There is not in force any written agreement or other document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Raytheon or any of its subsidiaries.

(iii)   (A) No audits or other administrative proceedings or proceedings before any Taxing Authority are pending or threatened in writing with regard to any Taxes or Tax Return of Raytheon or any of its subsidiaries, and (B) no Taxing Authority is asserting any claim, assessment or deficiency for Taxes of Raytheon or any of its subsidiaries, except for any such claim, assessment, or deficiency for which adequate reserves, in accordance with GAAP, are reflected in the Raytheon Financial Statements.

(iv)   Neither Raytheon nor any of its subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than (x) any such agreement or arrangement solely between or among Raytheon and/or any of its subsidiaries or (y) customary provisions in commercial agreements entered into in the ordinary course of business and the primary purpose of which is not related to Taxes), (B) is or has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was Raytheon or any of its subsidiaries), or (C) will be bound in any taxable period ending after the Closing by a closing agreement pursuant to Section 7121 of the Code.

(v)   None of the assets of Raytheon or any of its subsidiaries is subject to any Liens for Taxes (other than Liens for Taxes that are Permitted Liens).

(vi)   Within the past two years, neither Raytheon nor any of its subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code.

(vii)   As of the date hereof, neither Raytheon nor any of its subsidiaries has taken or agreed to take any action or knows of the existence of any fact, agreement, plan or other circumstance (taking into account the terms of the agreements and arrangements described in the Separation Principles) that could reasonably be expected to prevent or impede (A) any of the External Separation Transactions or the Merger from qualifying for its Intended Tax-Free Treatment, or (B) Raytheon from obtaining the Merger Tax Opinion.

(viii)   Neither Raytheon nor any of its subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(ix)   Neither Raytheon nor any of its subsidiaries is or will be required to include any amount in income for a taxable year ending after December 31, 2017 as a result of the application of Section 965 of the Code. With respect to any amounts that Raytheon or any of its subsidiaries, as applicable, are required to include in income as a result of the application of Section 965 of the Code (or any similar or analogous provision of state or local Applicable Law), Raytheon and its subsidiaries, as applicable, (A) have timely made a valid election under Section 965(h)(1) of the Code (or any similar or analogous provision of state or local Applicable Law) and (B) have timely paid in full each installment payment that is required to be paid on or before the Closing Date pursuant to Section 965(h)(2) of the Code (or any similar or analogous provision of state or local Applicable Law).

(o)   Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Raytheon, (i) to the knowledge of Raytheon, Raytheon and its subsidiaries own, free and clear of all Liens (except Permitted Liens), or have the right to use pursuant to valid licenses, sublicenses, agreements or permissions, all items of Intellectual Property necessary for their operations, as currently conducted, (ii) to the knowledge of Raytheon, the conduct of Raytheon’s and its subsidiaries’ businesses as currently conducted does not infringe, misappropriate, dilute or otherwise violate any of the Intellectual Property rights of any third party, (iii) no claims are pending or, to the knowledge of Raytheon, threatened in writing adversely affecting the Intellectual Property rights of Raytheon, (iv) to the knowledge of Raytheon, no third party has infringed, misappropriated, diluted, or otherwise violated any material Intellectual Property rights owned by Raytheon or any of its subsidiaries, (v) Raytheon and its subsidiaries have taken reasonable measures to protect the confidentiality of material trade secrets and other material confidential information, owned by or provided to them under conditions of confidentiality, including requiring all persons having access thereto to execute written non-disclosure agreements or otherwise be bound by obligations of confidentiality, and (vi) to the knowledge of Raytheon, there has been no unauthorized disclosure of any such trade secrets or confidential information of or relating to Raytheon or any of its subsidiaries to any person.

(p)   Information Technology; Data Protection. The IT Assets of Raytheon and its subsidiaries operate and perform as needed by Raytheon and its subsidiaries to adequately conduct their respective businesses as currently conducted, except for failures to operate or perform that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Raytheon. Since January 1, 2017, to the knowledge of Raytheon, there have not been, and there are no known vulnerabilities or defects that would reasonably be expected to result in, any security breaches, unauthorized access, failures or unplanned outages or other adverse integrity or security access incidents (i) affecting the IT Assets of Raytheon or its subsidiaries or any other persons to the extent used by or on behalf of Raytheon or its subsidiaries (or, in each case, information and transactions stored or contained therein or transmitted thereby) or (ii) resulting in a partial or complete loss of control of any products of Raytheon or its subsidiaries, in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Raytheon. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Raytheon, Raytheon and its subsidiaries (A) are and have been since January 1, 2017 in compliance with all Applicable Laws, as well as their own rules, policies and procedures, relating to privacy, data protection and the collection, retention, protection, transfer, use and processing of Personal Data and (B) have implemented and maintained a data security plan with commercially reasonable administrative, technical and physical safeguards to protect Personal Data against unauthorized access, use, loss and damage. To the knowledge of Raytheon, since January 1, 2017, there has been no unauthorized access to, or use, misuse or loss of, or damage to, any Personal Data maintained by or on behalf of Raytheon or any of its subsidiaries, in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Raytheon.

(q)   Certain Contracts. Except for this Agreement, as of the date of this Agreement, neither Raytheon nor any of its subsidiaries is a party to or bound by (i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), excluding any Raytheon Benefit Plan, (ii) any contract relating to indebtedness for borrowed money in excess of $1,000,000,000 or (iii) any non-competition agreement or other agreement or obligation that limits the manner in which the businesses of Raytheon and its subsidiaries is or would be conducted, in each case that (A) is outside the ordinary course of business consistent with past practice and (B) would, after giving effect to the Merger, materially impact the businesses and activities of UTC RemainCo and its subsidiaries, taken as a whole (all contracts of the types described in clauses (i) through (iii), collectively, the “Raytheon Material Contracts”). Each Raytheon Material Contract is valid and binding on Raytheon (or, to the extent a subsidiary of Raytheon is a party, such subsidiary) and is in full force and effect (subject to the Enforceability Exceptions), and Raytheon and each subsidiary of Raytheon have in all material respects performed all obligations required to be performed by them to date under each Raytheon Material Contract, except where such noncompliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Raytheon. Neither Raytheon nor any of its subsidiaries has knowledge of, or has received written notice of, any violation or default (nor, to the knowledge of Raytheon, does there exist any condition that with the passage of time or the giving of notice or both would result in such a violation or default) under any Raytheon Material Contract, in each case that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Raytheon. To the knowledge of Raytheon, no other party to any Raytheon Material Contract is in breach of or default under the terms of any Raytheon Material Contract where such default would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Raytheon.

(r)   Government Contracts. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Raytheon, (i) each Government Contract to which Raytheon or its subsidiaries is a party was legally awarded, is binding on Raytheon or its applicable subsidiary, and is in full force and effect, (ii) no such Government Contract or offer, quotation, bid or proposal to sell products or services made by Raytheon or any of its subsidiaries to any Governmental Entity or any prime contractor is currently the subject of bid or award protest proceedings, (iii) Raytheon and its subsidiaries are in compliance with the terms and conditions of each such Government Contract or offer, quotation, bid or proposal, (iv) since January 1, 2017, neither the Governmental Entity nor any prime contractor or subcontractor has notified Raytheon or any of its subsidiaries in writing that it has, or is alleged to have, breached or violated any Applicable Law, representation, certification, disclosure, clause, provision or requirement pertaining to any such Government Contract or offer, quotation, bid or proposal, (v) since January 1, 2017, neither Raytheon nor any of its subsidiaries has made any voluntary disclosure to any Governmental Entity with respect to any alleged irregularity, misstatement, omission, fraud or price mischarging, or other violation of Applicable Law, arising under or relating to a Government Contract and (vi) none of Raytheon, any of its subsidiaries or any of their respective “Principals” (as defined in Federal Acquisition Regulation 52.209-5) has been debarred, suspended or excluded, or to the knowledge of Raytheon, proposed for debarment, suspension or exclusion, from participation in or the award of contracts or subcontracts for or with any Governmental Entity or doing business with any Governmental Entity.

(s)   Environmental Protection. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Raytheon, (i) Raytheon and each of its subsidiaries are and have been since January 1, 2017 in compliance with all applicable Environmental Laws, and neither Raytheon nor any of its subsidiaries has received any written communication from any person or Governmental Entity that alleges that Raytheon or any of its subsidiaries is not in such compliance with, or has any liability under, applicable Environmental Laws, (ii) Raytheon and each of its subsidiaries have obtained all environmental, health and safety permits, licenses, variances, exemptions, registrations, approvals and authorizations of all Governmental Entities (“Environmental Permits”) required or necessary for, pursuant to applicable Environmental Law, the construction and operation of their facilities and the conduct of their business and operations, and all such Environmental Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, and Raytheon and its subsidiaries are and since January 1, 2017 have been in compliance with all terms and conditions of the Environmental Permits, (iii) as of the date hereof, there are no Actions under any Environmental Laws pending or, to the knowledge of Raytheon, threatened in writing against Raytheon or any of its subsidiaries and (iv) there has been no Release of any Hazardous Material that would be reasonably likely to form the basis of any Action under any Environmental Laws against Raytheon or any of its subsidiaries for which Raytheon or any of its subsidiaries has or may have retained or assumed liability, either contractually or by operation of law.

(t)      Real Property. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Raytheon, (i) Raytheon and each of its subsidiaries has good and marketable fee title (or the equivalent in any applicable foreign jurisdiction) to each and all of its owned real property, and good and valid leasehold title to all of its leased property pursuant to leases with third parties which are enforceable in accordance with their terms, in each case subject only to Permitted Liens, (ii) there are no existing (or to the knowledge of Raytheon, threatened in writing) condemnation proceedings with respect to any such real property and (iii) with respect to all such leased real property, Raytheon and each of its subsidiaries is in compliance with all material terms and conditions of each lease therefor, and neither Raytheon nor any of its subsidiaries has received any written notice of default thereunder which is outstanding and remains uncured beyond any applicable period of cure.

(u)   Voting Requirements. The affirmative vote of the holders of a majority of all outstanding shares of Raytheon Common Stock entitled to vote thereon (the “Raytheon Stockholder Approval”) is necessary to adopt this Agreement. The Raytheon Stockholder Approval is the only vote of holders of any securities of Raytheon necessary to approve the transactions contemplated by this Agreement.

(v)   Opinion of Financial Advisors. The Board of Directors of Raytheon has received the separate opinions of each of Citigroup Global Markets Inc. and RBC Capital Markets, LLC (the “Raytheon Financial Advisors”) to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to the holders of Raytheon Common Stock (it being agreed that each such opinion is for the benefit of the Board of Directors of Raytheon and, for the avoidance of doubt, may not be relied upon by UTC or any of its Affiliates).

(w)   Brokers. Except for fees payable to the Raytheon Financial Advisors, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Raytheon.

(x)   No Other Representations.

(i)   Except for the representations and warranties made in this Section 4.1 or any certificate delivered pursuant to this Agreement, neither Raytheon nor any other person makes any express or implied representation or warranty with respect to Raytheon or its subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the transactions contemplated hereby, and Raytheon hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly provided in this Section 4.1 or any certificate delivered pursuant to this Agreement, neither Raytheon nor any other person makes or has made any representation or warranty to UTC or any of its affiliates or representatives with respect to (A) any financial projection, forecast, estimate, budget or prospect information relating to Raytheon or any of its subsidiaries or their respective businesses or (B) except for the representations and warranties made in this Section 4.1 or any certificate delivered pursuant to this Agreement, any oral or written information presented to UTC or any of its affiliates or representatives in the course of their due diligence investigation of Raytheon, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(ii)   Notwithstanding anything contained in this Agreement to the contrary, Raytheon acknowledges and agrees that neither UTC nor Merger Sub or any other person has made or is making, and Raytheon expressly disclaims reliance upon, any representations, warranties or statements relating to UTC or its subsidiaries whatsoever, express or implied, beyond those expressly given by UTC in Section 4.2 or any certificate delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding UTC or Merger Sub furnished or made available to Raytheon or any of its representatives. Without limiting the generality of the foregoing, Raytheon acknowledges that, except as expressly provided in Section 4.2 or any certificate delivered pursuant to this Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Raytheon or any of its representatives.

Section 4.2.   Representations and Warranties of UTC. Except as set forth in any UTC SEC Document filed with the SEC since January 1, 2017 and publicly available prior to the date of this Agreement (as amended prior to the date of this Agreement, the “UTC Filed SEC Documents”) (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature) or as disclosed in the disclosure letter delivered by UTC to Raytheon upon the execution of this Agreement (the “UTC Disclosure Letter”) and making reference to the particular subsection of this Agreement to which exception is being taken (provided that such disclosure shall be deemed to qualify that particular subsection and such other subsections of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other subsections), UTC represents and warrants to Raytheon as follows:

(a)   Organization, Standing and Corporate Power. Each of UTC RemainCo and its subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on UTC. Each of UTC RemainCo and its subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on UTC. The Certificate of Incorporation of UTC and the Bylaws of UTC, in each case as amended through the date of this Agreement, have been filed prior to the date of this Agreement with the UTC Filed SEC Documents.

(b)   Corporate Authority; Non-contravention.

(i)   UTC has all requisite corporate power and authority to enter into this Agreement and, subject to the UTC Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by UTC and the consummation by UTC of the transactions contemplated hereby have been (or, in the case of the Separation and the Distributions, at the Closing, will have been) duly authorized by all necessary corporate action on the part of UTC, subject, in the case of the UTC Share Issuance, to the UTC Stockholder Approval. The Board of Directors of UTC (at a meeting duly called and held) has, by the unanimous vote of all directors of UTC, (A) determined that entering into this Agreement and consummating the transactions contemplated hereby are advisable and fair to, and in the best interests of, UTC and its stockholders, (B) authorized and approved the execution, delivery and performance of this Agreement by UTC and (C) resolved to recommend the approval of the UTC Share Issuance by the holders of UTC Common Stock and directed that the UTC Share Issuance be submitted for consideration by UTC’s stockholders at the UTC Stockholders Meeting, and, subject to Section 5.3(b), such resolutions have not been rescinded, modified or withdrawn in any way. This Agreement has been duly executed and delivered by UTC and, assuming the due authorization, execution and delivery of this Agreement by Raytheon, constitutes the legal, valid and binding obligation of UTC, enforceable against UTC in accordance with its terms, except for the Enforceability Exceptions.

(ii)   The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Liens upon any of the properties or assets of UTC RemainCo or any of its subsidiaries under, (A) the Certificate of Incorporation of UTC or the Bylaws of UTC or the comparable organizational documents of any of its subsidiaries, (B) any loan or credit agreement, note, bond, mortgage, indenture, trust document, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization to which UTC RemainCo or any of its subsidiaries is a party or by which UTC RemainCo, any of its subsidiaries or their respective properties or assets may be bound or (C) subject to the governmental filings and other matters referred to in Section 4.2(b)(iii), any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to UTC RemainCo or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (A) (with respect to the certificate of incorporation and bylaws or comparable organizational documents of UTC’s subsidiaries), (B) and (C), any such conflicts, violations, defaults, rights, losses or Liens that, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on UTC or (2) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(iii)   No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to UTC or any of its subsidiaries in connection with the execution and delivery of this Agreement by UTC or the consummation by UTC of the transactions contemplated hereby, except for (A) compliance with any applicable requirements of Antitrust Laws, (B) the filing or submission with the SEC, and in the case of clause (2) and (3), effectiveness, of (1) a proxy statement relating to the UTC Stockholders Meeting, (2) the registration statement on Form S-4 to be filed with the SEC (the “Form S-4”) by UTC in connection with the issuance of shares of UTC Common Stock in connection with the Merger (the “UTC Share Issuance”), (3) the SpinCo Registration Statements and any other applicable registration statements to be submitted or filed with the SEC by Carrier SpinCo and Otis SpinCo, as applicable, in connection with the Distributions and (4) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which UTC or its subsidiaries are qualified to do business, (D) such filings with and approvals of the NYSE to permit the shares of UTC Common Stock that are to be issued in the Merger to be listed on the NYSE, and such filings with and approvals of the applicable securities exchange(s) to permit the shares of common stock of Carrier SpinCo and the shares of common stock of Otis SpinCo that are to be distributed in the Distributions to be listed on such securities exchange(s), (E) approvals, authorizations, actions or rulings by, or filings with, any Taxing Authorities in connection with the Separation and the Distributions and (F) such other consents, approvals, orders or authorizations the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on UTC or (2) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(iv)   (A) At the time of each Distribution, UTC will have sufficient surplus, as determined in accordance with Section 170 of the DGCL, to effect each such Distribution in accordance therewith, and (B) at the time of each of the Otis SpinCo Pre-Closing Cash Distribution, the Carrier SpinCo Pre-Closing Cash Distribution and, if applicable, the issuances of the Otis SpinCo Debt Securities and the Carrier SpinCo Debt Securities contemplated by the Separation Principles, Otis SpinCo or Carrier SpinCo, as applicable, will have sufficient surplus, as determined in accordance with Section 170 of the DGCL, to consummate such distribution and, if applicable, issuance.

(c)   Capital Structure.

(i)   The authorized capital stock of UTC consists of 4,000,000,000 shares of common stock, $1.00 par value per share (the “UTC Common Stock”), and 250,000,000 shares of preferred stock, $1.00 par value per share (the “UTC Preferred Stock”). At the close of business on the Measurement Date, (A) 862,905,772 shares of UTC Common Stock were issued and outstanding (for the avoidance of doubt, excluding shares of UTC Common Stock held by UTC in its treasury), (B) 585,860,028 shares of UTC Common Stock were held by UTC in its treasury, (C) no shares of UTC Preferred Stock were issued and outstanding, (D) 1,787,023 shares of UTC Common Stock were subject to issuance pursuant to UTC Options, (E) 37,045,522 shares of UTC Common Stock were subject to UTC SARs, (F) 3,492,149 shares of UTC Common Stock were subject to issuance pursuant to UTC RSU Awards and (G) 1,960,346 shares of UTC Common Stock were subject to issuance pursuant to UTC PSU Awards (assuming satisfaction of any performance vesting conditions at target levels).

(ii)   All outstanding shares of capital stock of UTC are, and all shares of capital stock of UTC that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 4.2(c) and except for changes since the Measurement Date resulting from the issuance of shares of UTC Common Stock pursuant to UTC Options, UTC SARs, UTC RSU Awards or UTC PSU Awards outstanding on the Measurement Date in accordance with their present terms or as expressly permitted by Section 5.1(b)(ii), (A) there are not issued or outstanding (1) any shares of capital stock or other voting or equity securities or interests of UTC, (2) any securities or interests of UTC or any of its subsidiaries convertible into or exchangeable or exercisable for, or based upon the value of, shares of capital stock or voting or equity securities or interests of UTC or (3) any warrants, calls, options, preemptive rights, subscriptions or other rights to acquire from UTC or any of its subsidiaries (including any subsidiary trust), or obligations of UTC or any of its subsidiaries to issue, any capital stock, voting or equity securities or interests or securities or interests convertible into or exchangeable or exercisable for, or based upon the value of, capital stock or voting or equity securities or interests of UTC, and (B) there are no outstanding obligations of UTC or any of its subsidiaries to repurchase, redeem or otherwise acquire any such securities or interests or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities or interests of UTC.

(iii)   There are no stockholder agreements or voting trusts or other agreements or understandings to which UTC is a party with respect to the voting, or restricting the transfer, of the capital stock or other equity interest of UTC. UTC has not granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares of capital stock that are in effect. No shares of capital stock of UTC are held by any subsidiary of UTC. UTC does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of UTC on any matter.

(iv)   As of the date of this Agreement, there is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which UTC or any of its subsidiaries is subject, party or otherwise bound.

(d)   Subsidiaries.

(i)   Except as would not reasonably be expected to be, individually or in the aggregate, material to UTC RemainCo and its subsidiaries, taken as a whole, all outstanding shares of capital stock or other voting or equity securities or interests of each such subsidiary have been validly issued and are fully paid and nonassessable.

(ii)   Except as would not reasonably be expected to be, individually or in the aggregate, material to UTC and its subsidiaries, taken as a whole, and except as may be issued or entered into after the date hereof in connection with the Separation and the Distributions, there are no outstanding (A) securities of UTC RemainCo or any of its subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting or equity securities or interests in any of its subsidiaries or (B) warrants, calls, options or other rights to acquire from UTC RemainCo or any of its subsidiaries, or any obligation of UTC RemainCo or any of its subsidiaries to issue, any capital stock or other voting or equity securities or interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or voting or equity securities or interests in, any subsidiary of UTC RemainCo.

(e)   SEC Documents; Financial Statements; Undisclosed Liabilities.

(i)   UTC has filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein, regardless of when such exhibits and other information were filed) with the SEC since January 1, 2017 (the “UTC SEC Documents”). As of their respective dates, the UTC SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the UTC SEC Documents, and none of the UTC SEC Documents when filed and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the UTC SEC Documents, and, to the knowledge of UTC, none of the UTC SEC Documents is the subject of any outstanding SEC comment or investigation. Except in connection with the Separation and the Distributions, no subsidiary of UTC is required to file reports with the SEC pursuant to the requirements of the Exchange Act.

(ii)   The consolidated financial statements (including all related notes and schedules) of UTC and its subsidiaries included in the UTC SEC Documents (the “UTC Financial Statements”) were prepared in all material respects in accordance with GAAP (except, in the case of unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of UTC and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material and to any other adjustments described therein, including the notes thereto).

(iii)   Except (A) as reflected or reserved against in UTC’s audited balance sheet as of December 31, 2018 (or the notes thereto) included in UTC’s Annual Report on Form 10-K filed with the SEC on February 7, 2019 and amended on April 5, 2019, (B) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2018 and (C) for liabilities and obligations incurred in connection with or contemplated by this Agreement or the Separation and the Distributions, neither UTC nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of UTC and its subsidiaries (or in the notes thereto) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on UTC.

(iv)   UTC maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of UTC’s properties or assets. Since January 1, 2017, none of UTC, UTC’s independent accountants, the Board of Directors of UTC or its audit committee has received any oral or written notification of any (1) “significant deficiency” in the internal controls over financial reporting of UTC, (2) “material weakness” in the internal controls over financial reporting of UTC or (3) fraud, whether or not material, that involves management or other employees of UTC who have a significant role in the internal controls over financial reporting of UTC.

(v)   The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by UTC are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by UTC in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of UTC, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of UTC to make the certifications required under the Exchange Act with respect to such reports.

(vi)   Neither UTC nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among UTC and any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, UTC or any of its subsidiaries in UTC’s or such subsidiary’s published financial statements or other UTC SEC Documents.

(f)   Information Supplied.

(i)   None of the information supplied or to be supplied by UTC for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to UTC’s stockholders or at the time of the UTC Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by UTC with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Raytheon for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement.

(ii)   None of the information supplied or to be supplied by UTC or any of its subsidiaries for inclusion or incorporation by reference in the SpinCo Registration Statements will, at the time each such SpinCo Registration Statement becomes effective under the Exchange Act or the Securities Act, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The SpinCo Registration Statements shall comply as to form in all material respects with the requirements of the Exchange Act or the Securities Act, as applicable, and the rules and regulations thereunder.

(g)   Absence of Certain Changes or Events.

(i)   From December 31, 2018, through the date of this Agreement, other than with respect to or in connection with the transactions contemplated hereby, the UTC RemainCo Businesses have been conducted in all material respects in the ordinary course of business in a manner consistent with past practice.

(ii)   Since December 31, 2018, there have been no Changes that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on UTC.

(h)   Compliance with Applicable Laws; Outstanding Orders. UTC RemainCo and its subsidiaries hold all permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities that are required for the operation of the UTC RemainCo Businesses (the “UTC Permits”), and all such UTC Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, in each case except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on UTC. UTC RemainCo and its subsidiaries are in compliance with the terms of the UTC Permits and all Applicable Laws relating to UTC RemainCo and its subsidiaries or their respective businesses or properties, except where the failure to be in compliance with such UTC Permits or Applicable Laws, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on UTC. Neither UTC RemainCo nor any of its subsidiaries is subject to any outstanding order, injunction or decree that, individually or in the aggregate, would reasonably be expected to (i) have a Material Adverse Effect on UTC or (ii) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(i)   Foreign Corrupt Practices Act. Except as, individually or in the aggregate, would not reasonably be expected to be material to UTC RemainCo and its subsidiaries, taken as a whole, (i) since January 1, 2017, none of UTC RemainCo or its subsidiaries, nor, to the knowledge of UTC, any director, officer, employee or agent of UTC RemainCo, has directly or indirectly made, offered to make, attempted to make, or accepted any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to or from any person, private or public, regardless of what form, whether in money, property or services, in violation of any Anti-Corruption Laws, (ii) to the knowledge of UTC, as of the date of this Agreement, neither UTC RemainCo nor any of its subsidiaries is under internal or Governmental Entity investigation for any material violation of any Anti-Corruption Laws, has received any written notice or other communication from any Governmental Entity regarding a violation of, or failure to comply with, any Anti-Corruption Laws, (iii) UTC RemainCo and its subsidiaries maintain an adequate system or systems of internal controls reasonably designed to ensure compliance with the Anti-Corruption Laws and prevent and detect violations of the Anti-Corruption Laws, and (iv) since January 1, 2017, neither UTC RemainCo nor any of its subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws.

(j)   Customs and International Trade Laws; Sanctions. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on UTC, (i) since January 1, 2017, UTC RemainCo and its subsidiaries have been in compliance with all applicable Customs & International Trade Laws, and no Governmental Entity has imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, debarment or denial of future Customs & International Trade Authorizations against UTC RemainCo or any of its subsidiaries or, to the knowledge of UTC, any of their respective directors or officers (in their capacities as such) in connection with any violation of any applicable Customs & International Trade Laws, (ii) from January 1, 2017 through the date of this Agreement, there have been no Actions by a Governmental Entity with respect to UTC RemainCo’s and its subsidiaries’ Customs & International Trade Authorizations and compliance with applicable Customs & International Trade Laws, (iii) neither UTC RemainCo nor any of its subsidiaries, and to the knowledge of UTC, no director, officer or employee thereof, (A) is a Sanctioned Person or (B) as of the date of this Agreement, has pending or, to the knowledge of UTC, threatened claims against it, him or her with respect to applicable Sanctions and (iv) each of UTC RemainCo and its subsidiaries is and, since January 1, 2017, has been, in compliance in all material respects with all applicable Sanctions.

(k)   Litigation. As of the date hereof, there is no Action pending or, to the knowledge of UTC, threatened in writing against or affecting UTC or any of its subsidiaries or any of their respective properties or any of their respective officers or directors before any court or arbitrator or any Governmental Entity, except as, individually or in the aggregate, would not reasonably be expected to (i) have a Material Adverse Effect on UTC or (ii) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(l)   Benefit Plans.

(i)   With respect to each material UTC RemainCo Benefit Plan, UTC has made available, upon request, to Raytheon complete and accurate copies of (A) such UTC RemainCo Benefit Plan and, to the extent applicable, summary plan description thereof, (B) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, and (C) the most recently received IRS determination letter or opinion, if applicable.

(ii)   Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on UTC, (A) each of the UTC RemainCo Benefit Plans has been operated and administered in compliance with its terms and in accordance with Applicable Laws, including ERISA, the Code and in each case the regulations thereunder, (B) no UTC RemainCo Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of UTC RemainCo or its subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA, or comparable U.S. state or foreign law, (C) all contributions or other amounts payable by UTC RemainCo or its subsidiaries as of the Effective Time pursuant to each UTC RemainCo Benefit Plan in respect of current or prior plan years have been timely paid or, to the extent not yet due, have been accrued in accordance with GAAP, (D) neither UTC RemainCo nor any of its subsidiaries has engaged in a transaction in connection with which UTC RemainCo or its subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code and (E) there are no pending or, to the knowledge of UTC, threatened in writing or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the UTC RemainCo Benefit Plans or any trusts related thereto.

(iii)   Except as set forth on Section 4.2(l)(iii) of the UTC Disclosure Letter or as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on UTC, none of UTC RemainCo, any of its subsidiaries or any of their respective ERISA Affiliates contributes to or is obligated to contribute to, or within the six (6) years preceding the date of this Agreement contributed to, or was obligated to contribute to, a Multiemployer Plan or Multiple Employer Plan, and none of UTC RemainCo, any of its subsidiaries or any of their respective ERISA Affiliates has, within the preceding six (6) years, withdrawn in a complete or partial withdrawal from any Multiemployer Plan or incurred any liability under Section 4202 of ERISA.

(iv)   Each of the UTC RemainCo Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code, (A) is so qualified and, to the knowledge of UTC RemainCo, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect, in any material respect, the qualified status of any such plan and (B) has received a favorable determination letter or opinion letter as to its qualification.

(v)   Section 4.2(l)(v) of the UTC Disclosure Letter sets forth each UTC RemainCo Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code (each, a “UTC RemainCo Title IV Plan”). With respect to each UTC RemainCo Title IV Plan, except for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on UTC, (A) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, (B) no such UTC RemainCo Title IV Plan is currently in “at risk” status within the meaning of Section 430 of the Code or Section 303(i) of ERISA, (C) no reportable event within the meaning of Section 4043(c) of ERISA for which the thirty (30)-day notice requirement has not been waived has occurred, (D) none of UTC RemainCo, any of its subsidiaries or any of their respective ERISA Affiliates has engaged in any transaction described in Section 4069, 4204(a) or 4212(c) of ERISA, (E) all premiums to the PBGC have been timely paid in full, (F) no liability (other than for premiums to the PBGC) has been or, to the knowledge of UTC RemainCo, is expected to be incurred by UTC RemainCo or any of its subsidiaries and (G) the PBGC has not instituted proceedings to terminate any such UTC RemainCo Title IV Plan.

(vi)   Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will result in (A) the acceleration of vesting, exercisability, funding or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee or director of UTC RemainCo or any of its subsidiaries or (B) result in any limitation on the right of UTC RemainCo or any of its subsidiaries to amend, merge, terminate or receive a reversion of assets from any UTC RemainCo Benefit Plan or related trust on or after the Effective Time. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by UTC RemainCo or any of its subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(vii)   No person is entitled to receive any additional payment (including any Tax gross-up or other payment) from UTC RemainCo or any of its subsidiaries as a result of the imposition of the excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(viii)   Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on UTC, all UTC RemainCo Benefit Plans subject to the laws of any jurisdiction outside of the United States (A) have been maintained in accordance with all applicable requirements, (B) that are intended to qualify for special tax treatment meet all requirements for such treatment and (C) that are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(m)   Labor and Employment Matters. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on UTC, (i) there are no (and have not been during the three (3)-year period preceding the date of this Agreement) strikes or lockouts with respect to any employees of UTC RemainCo or any of its subsidiaries, (ii) there is no (and has not been during the three (3)-year period preceding the date of this Agreement) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of UTC, threatened in writing against UTC RemainCo or any of its subsidiaries and (iii) there is no (and has not been during the three (3)-year period preceding the date of this Agreement) slowdown, or work stoppage in effect or, to the knowledge of UTC, threatened in writing, with respect to any employees of UTC RemainCo or any of its subsidiaries. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on UTC, neither UTC RemainCo nor any of its subsidiaries has received written notice during the past three (3) years of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and workers compensation insurance laws to conduct an investigation of UTC RemainCo or any of its subsidiaries and, to the knowledge of UTC, no such investigation is in progress.

(n)   Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on UTC:

(i)   (A) All Tax Returns required to be filed by UTC or any of its subsidiaries have been timely filed (taking into account extensions), (B) all such Tax Returns are true, complete and correct in all respects and (C) all Taxes required to be paid (including Taxes required to be withheld from payments to employees, creditors, shareholders or other third parties) by UTC or any of its subsidiaries have been paid in full, in each of clauses (A) through (C), except to the extent adequate reserves, in accordance with GAAP, are reflected in the UTC Financial Statements.

(ii)   There is not in force any written agreement or other document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to UTC or any of its subsidiaries.

(iii)   (A) No audits or other administrative proceedings or proceedings before any Taxing Authority are pending or threatened in writing with regard to any Taxes or Tax Return of UTC or any of its subsidiaries, and (B) no Taxing Authority is asserting any claim, assessment or deficiency for Taxes of UTC or any of its subsidiaries, except for any such claim, assessment or deficiency for which adequate reserves, in accordance with GAAP, are reflected in the UTC Financial Statements.

(iv)   Neither UTC RemainCo nor any of its subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than (x) any such agreement or arrangement solely between or among UTC RemainCo and/or any of its subsidiaries or (y) customary provisions in commercial agreements entered into in the ordinary course of business and the primary purpose of which is not related to Taxes), (B) is or has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was UTC or any of its subsidiaries), or (C) will be bound in any taxable period ending after the Closing by a closing agreement pursuant to Section 7121 of the Code.

(v)   None of the assets of UTC RemainCo or any of its subsidiaries is subject to any Liens for Taxes (other than Liens for Taxes that are Permitted Liens).

(vi)   Other than in connection with the Separation and the Distribution, within the past two years, neither UTC RemainCo nor any of its subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code.

(vii)   As of the date hereof, neither UTC nor any of its subsidiaries has taken or agreed to take any action or knows of the existence of any fact, agreement, plan or other circumstance (taking into account the terms of the agreements and arrangements described in the Separation Principles) that could reasonably be expected to prevent or impede (A) any of the External Separation Transactions, the Merger, or the Specified Internal Restructuring Transactions from qualifying for its Intended Tax-Free Treatment, (B) UTC from obtaining the External Spin-Off Tax Opinion, the IRS Ruling or any of the Internal Restructuring Tax Opinions/Rulings, or (C) UTC from obtaining the Merger Tax Opinion.

(viii)   Neither UTC nor any of its subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(ix)   Neither UTC RemainCo nor any of its subsidiaries is or will be required to include any amount in income for a taxable year ending after December 31, 2017 as a result of the application of Section 965 of the Code. With respect to any amounts that UTC RemainCo or any of its subsidiaries, as applicable, are required to include in income as a result of the application of Section 965 of the Code (or any similar or analogous provision of state or local Applicable Law), UTC RemainCo and its subsidiaries, as applicable, (A) have timely made a valid election under Section 965(h)(1) of the Code

(or any similar or analogous provision of state or local Applicable Law) and (B) have timely paid in full each installment payment that is required to be paid on or before the Closing Date pursuant to Section 965(h)(2) of the Code (or any similar or analogous provision of state or local Applicable Law).

(x)   UTC has made available to Raytheon a true, complete and correct copy of the private letter ruling request relating to the External Separation Transactions and certain related transactions that was submitted by UTC to the IRS on April 19, 2019 (the “IRS Ruling Request”). The statements and information set forth in the IRS Ruling Request were true and correct in all material respects as of the date of filing such IRS Ruling Request.

(o)   Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on UTC, (i) to the knowledge of UTC, UTC RemainCo and its subsidiaries own, free and clear of all Liens (except Permitted Liens), or have the right to use pursuant to valid licenses, sublicenses, agreements or permissions, all items of Intellectual Property necessary for their operations, as currently conducted, (ii) to the knowledge of UTC, the conduct of UTC RemainCo’s and its subsidiaries’ businesses as currently conducted does not infringe, misappropriate, dilute or otherwise violate any of the Intellectual Property rights of any third party, (iii) no claims are pending or, to the knowledge of UTC, threatened in writing adversely affecting the Intellectual Property rights of UTC RemainCo, (iv) to the knowledge of UTC, no third party has infringed, misappropriated, diluted, or otherwise violated any material Intellectual Property rights owned by UTC RemainCo or any of its subsidiaries, (v) UTC RemainCo and its subsidiaries have taken reasonable measures to protect the confidentiality of material trade secrets and other material confidential information, owned by or provided to them under conditions of confidentiality, including requiring all persons having access thereto to execute written non-disclosure agreements or otherwise be bound by obligations of confidentiality, and (vi) to the knowledge of UTC, there has been no unauthorized disclosure of any such trade secrets or confidential information of or relating to UTC RemainCo or any of its subsidiaries to any person.

(p)   Information Technology; Data Protection. The IT Assets of UTC RemainCo and its subsidiaries operate and perform as needed by UTC RemainCo and its subsidiaries to adequately conduct their respective businesses as currently conducted, except for failures to operate or perform that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on UTC. Since January 1, 2017, to the knowledge of UTC, there have not been, and there are no known vulnerabilities or defects that would reasonably be expected to result in, any security breaches, unauthorized access, failures or unplanned outages or other adverse integrity or security access incidents (i) affecting the IT Assets of UTC RemainCo or its subsidiaries or any other persons to the extent used by or on behalf of UTC RemainCo or its subsidiaries (or, in each case, information and transactions stored or contained therein or transmitted thereby) or (ii) resulting in a partial or complete loss of control of any products of UTC RemainCo or its subsidiaries, in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on UTC. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on UTC, UTC RemainCo and its subsidiaries (A) are and have been since January 1, 2017 in compliance with all Applicable Laws, as well as their own rules, policies and procedures, relating to privacy, data protection and the collection, retention, protection, transfer, use and processing of Personal Data and (B) have implemented and maintained a data security plan with commercially reasonable administrative, technical and physical safeguards to protect Personal Data against unauthorized access, use, loss and damage. To the knowledge of UTC, since January 1, 2017, there has been no unauthorized access to, or use, misuse or loss of, or damage to, any Personal Data maintained by or on behalf of UTC RemainCo or any of its subsidiaries, in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on UTC.

(q)   Certain Contracts. Except for this Agreement, as of the date of this Agreement, neither UTC RemainCo nor any of its subsidiaries is a party to or bound by (i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), excluding any UTC RemainCo Benefit Plan, (ii) any contract relating to indebtedness for borrowed money in excess of $1,000,000,000 or (iii) any non-competition agreement or other agreement or obligation that limits the manner in which the businesses of UTC RemainCo and its subsidiaries is or would be conducted, in each case that (A) is outside the ordinary course of business consistent with past practice and (B) would, after giving effect to the Merger, materially impact the businesses and activities of UTC RemainCo and its subsidiaries, taken as a whole (all contracts of the types described in clauses (i) through (iii), collectively, the “UTC Material Contracts”). Each UTC Material Contract is valid and binding on UTC RemainCo (or, to the extent a subsidiary of UTC RemainCo is a party, such subsidiary) and is in full force and effect (subject to the Enforceability Exceptions), and UTC RemainCo and each subsidiary of UTC RemainCo have in all material respects performed all obligations required to be performed by them to date under each UTC Material Contract, except where such noncompliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on UTC. Neither UTC RemainCo nor any of its subsidiaries has knowledge of, or has received written notice of, any violation or default (nor, to the knowledge of UTC, does there exist any condition that with the passage of time or the giving of notice or both would result in such a violation or default) under any UTC Material Contract, in each case that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on UTC. To the knowledge of UTC, no other party to any UTC Material Contract is in breach of or default under the terms of any UTC Material Contract where such default would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on UTC.

(r)   Government Contracts. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on UTC, (i) each Government Contract to which UTC RemainCo or its subsidiaries is a party was legally awarded, is binding on UTC RemainCo or its applicable subsidiary, and is in full force and effect, (ii) no such Government Contract or offer, quotation, bid or proposal to sell products or services made by UTC RemainCo or any of its subsidiaries to any Governmental Entity or any prime contractor is currently the subject of bid or award protest proceedings, (iii) UTC RemainCo and its subsidiaries are in compliance with the terms and conditions of each such Government Contract or offer, quotation, bid or proposal, (iv) since January 1, 2017, neither the Governmental Entity nor any prime contractor or subcontractor has notified UTC RemainCo or any of its subsidiaries in writing that it has, or is alleged to have, breached or violated any Applicable Law, representation, certification, disclosure, clause, provision or requirement pertaining to any such Government Contract or offer, quotation, bid or proposal, (v) since January 1, 2017, neither UTC RemainCo nor any of its subsidiaries has made any voluntary disclosure to any Governmental Entity with respect to any alleged irregularity, misstatement, omission, fraud or price mischarging, or other violation of Applicable Law, arising under or relating to a Government Contract and (vi) none of UTC RemainCo, any of its subsidiaries or any of their respective “Principals” (as defined in Federal Acquisition Regulation 52.209-5) has been debarred, suspended or excluded, or to the knowledge of UTC, proposed for debarment, suspension or exclusion, from participation in or the award of contracts or subcontracts for or with any Governmental Entity or doing business with any Governmental Entity.

(s)   Environmental Protection. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on UTC, (i) UTC RemainCo and each of its subsidiaries are and have been since January 1, 2017 in compliance with all applicable Environmental Laws, and neither UTC RemainCo nor any of its subsidiaries has received any written communication from any person or Governmental Entity that alleges that UTC RemainCo or any of its subsidiaries is not in such compliance with, or has any liability under, applicable Environmental Laws, (ii) UTC RemainCo and each of its subsidiaries have obtained all Environmental Permits required or necessary for, pursuant to applicable Environmental Law, the construction and operation of their facilities and the conduct of their business and operations, and all such Environmental Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, and UTC RemainCo and its subsidiaries are and since January 1, 2017 have been in compliance with all terms and conditions of the Environmental Permits, (iii) as of the date hereof, there are no Actions under any Environmental Laws pending or, to the knowledge of UTC, threatened in writing against UTC RemainCo or any of its subsidiaries and (iv) there has been no Release of any Hazardous Material that would be reasonably likely to form the basis of any Action under any Environmental Laws against UTC RemainCo or any of its subsidiaries, or for which UTC RemainCo or any of its subsidiaries has or may have retained or assumed liability, either contractually or by operation of law.

(t)   Real Property. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on UTC, (i) UTC RemainCo and each of its subsidiaries has good and marketable fee title (or the equivalent in any applicable foreign jurisdiction) to each and all of its owned real property, and good and valid leasehold title to all of its leased property pursuant to leases with third parties which are enforceable in accordance with their terms, in each case subject only to Permitted Liens, (ii) there are no existing (or to the knowledge of UTC, threatened in writing) condemnation proceedings with respect to any such real property and (iii) with respect to all such leased real property, UTC RemainCo and each of its subsidiaries is in compliance with all material terms and conditions of each lease therefor, and neither UTC RemainCo nor any of its subsidiaries has received any written notice of default thereunder which is outstanding and remains uncured beyond any applicable period of cure.

(u)   Voting Requirements. The affirmative vote of a majority of the votes cast by holders of outstanding shares of UTC Common Stock entitled to vote thereon (the “UTC Stockholder Approval”) is necessary to approve the UTC Share Issuance. Other than the vote of the sole stockholder of Merger Sub contemplated by Section 6.17, the UTC Stockholder Approval is the only vote of holders of any securities of UTC or Merger Sub necessary to approve the transactions contemplated by this Agreement.

(v)   Opinion of Financial Advisors. The Board of Directors of UTC has received the separate opinions of each of its financial advisors, Morgan Stanley & Co. LLC and Evercore Group L.L.C. (the “UTC Financial Advisors”) to the effect that, as of the date of such opinion, upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio provided for pursuant to this Agreement is fair from a financial point of view to UTC (it being agreed that each such opinion is for the benefit of the Board of Directors of UTC and, for the avoidance of doubt, may not be relied upon by Raytheon or any of its Affiliates).

(w)   Brokers. Except for fees payable to the UTC Financial Advisors and the advisors set forth on Section 4.2(w) of the UTC Disclosure Letter, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of UTC.

(x)   Merger Sub. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, (i) owned directly or indirectly, by UTC, and (ii) treated, for U.S. federal income Tax purposes, as a direct wholly owned subsidiary of UTC. Merger Sub was formed solely for the purpose of entering into the transactions contemplated by this Agreement and, since the date of its formation, has not carried on any business, other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. Merger Sub has all requisite corporate power and authority to enter into this Agreement and, subject to the adoption of this Agreement by the sole stockholder of Merger Sub, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Merger Sub and the consummation by Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Merger Sub, subject, in the case of the Merger, to the adoption of this Agreement by the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by Raytheon, constitutes the legal, valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, except for the Enforceability Exceptions.

(y)   Certain Stock Acquisitions. Since March 1, 2018, there has been no “agreement, understanding, arrangement, or substantial negotiations,” (within the meaning of Treasury Regulations Section 1.355-7(h)(1)), in each case, regarding an acquisition of (i) UTC stock (other than pursuant to (A) the Merger, (B) certain issuances of UTC stock (including pursuant to the terms of options or other equity awards granted) in the ordinary course of business in connection with the performance of services by employees, directors or independent contractors and (C) certain issuances of UTC stock to a retirement plan that qualifies under Section 401(a) or 403(a) of the Code) or (ii) all or a significant portion of the business operations of UTC RemainCo (as determined immediately following the consummation of the Distributions); provided that, with respect to any person or persons who may be treated as acting with the implicit permission of UTC, this representation is made to the knowledge of UTC.

(z)   No Other Representations.

(i)   Except for the representations and warranties made in this Section 4.2 or any certificate delivered pursuant to this Agreement, neither UTC nor Merger Sub or any other person makes any express or implied representation or warranty with respect to UTC or its subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the transactions contemplated hereby, or in connection with the Separation or the

Distributions, and UTC and Merger Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly provided in this Section 4.2 or any certificate delivered pursuant to this Agreement, neither UTC nor Merger Sub or any other person makes or has made any representation or warranty to Raytheon or any of its affiliates or representatives with respect to (A) any financial projection, forecast, estimate, budget or prospect information relating to UTC or any of its subsidiaries or their respective businesses or (B) except for the representations and warranties made in this Section 4.2 or any certificate delivered pursuant to this Agreement, any oral or written information presented to Raytheon or any of its affiliates or representatives in the course of their due diligence investigation of UTC or Merger Sub, the negotiation of this Agreement or in the course of the transactions contemplated hereby, or in connection with the Separation or the Distributions.

(ii)   Notwithstanding anything contained in this Agreement to the contrary, UTC and Merger Sub acknowledge and agree that neither Raytheon nor any other person has made or is making, and UTC and Merger Sub expressly disclaim reliance upon, any representations, warranties or statements relating to Raytheon or its subsidiaries whatsoever, express or implied, beyond those expressly given by Raytheon in Section 4.1 or any certificate delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding Raytheon furnished or made available to UTC or Merger Sub or any of their representatives. Without limiting the generality of the foregoing, UTC and Merger Sub acknowledge that, except as expressly provided in Section 4.1 or any certificate delivered pursuant to this Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to UTC, Merger Sub or any of their representatives.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1.   Conduct of Business.

(a)   Conduct of Business by Raytheon. Except for matters set forth in Section 5.1(a) of the Raytheon Disclosure Letter, as required by Applicable Law, as otherwise contemplated by this Agreement or as consented to by UTC in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, Raytheon (x) shall, and shall cause its subsidiaries to, use reasonable best efforts to carry on their respective businesses in all material respects in the ordinary course consistent with past practice and (y) shall not, and shall not permit any of its subsidiaries to:

(i)   (A) other than (x) regular quarterly cash dividends as set forth in Section 5.1(a)(i) of the Raytheon Disclosure Letter, with record and payment dates for such dividends consistent with past practice (except as otherwise provided in Section 6.13), and (y) dividends and distributions by a direct or indirect subsidiary of Raytheon, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of capital stock of Raytheon or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (other than the acquisition of shares upon the vesting or settlement of a Raytheon Equity Award outstanding on the date of this Agreement in accordance with its present terms or granted after the date of this Agreement to the extent permitted by Section 5.1(a)(ii)(C)), in the case of each of clauses (B) and (C), other than, solely with respect to the capital stock or other securities of Raytheon’s wholly owned subsidiaries, actions or transactions solely between Raytheon and its wholly owned subsidiaries, or among Raytheon’s wholly owned subsidiaries;

(ii)   issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than (A) in connection with the settlement of Raytheon Equity Awards outstanding as of the date of this Agreement in accordance with their present terms or granted after the date of this Agreement to the extent permitted by Section 5.1(a)(ii)(C), (B) as required by any Raytheon Benefit Plan in effect on the date of this Agreement or entered into or amended in accordance with the terms of this Agreement, (C) the grant of Raytheon Equity Awards in the ordinary course of business consistent with past practice subject to the limitations as set forth on Section 5.1(a)(ii) of the Raytheon Disclosure Letter and (D) solely with respect to the capital stock or other securities of Raytheon’s wholly owned subsidiaries, transactions solely between Raytheon and its wholly owned subsidiaries, or among Raytheon’s wholly owned subsidiaries);

(iii)   other than in the ordinary course of business consistent with past practice, (A) amend or waive any material provision of, renew or terminate any Raytheon Material Contract or (B) enter into any contract that would have been a Raytheon Material Contract had it been in effect as of the date of this Agreement;

(iv)   (A) acquire any equity interests in, or make any investment in or any capital contribution to, any person, or acquire a substantial portion of the assets or business of any person (or any division or line of business thereof), including in each case by merger or consolidation, or (B) otherwise acquire any material assets, other than in the ordinary course of business, except, in the case of each of clauses (A) and (B), (1) for transactions solely between Raytheon and its subsidiaries, or among Raytheon’s subsidiaries, (2) pursuant to any agreement in effect on the date hereof and made available to UTC prior to the date hereof or (3) in one or more transactions with respect to which the aggregate consideration for all such transactions during the period from the date of this Agreement to the Closing Date does not exceed $500,000,000;

(v)   transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, allow to lapse or otherwise dispose of any material assets, other than in the ordinary course of business, except (A) for transactions solely between Raytheon and its subsidiaries, or among Raytheon’s subsidiaries, (B) pursuant to any agreement in effect on the date hereof and made available to UTC prior to the date hereof or (C) in one or more transactions with respect to which the aggregate fair market value of such assets for all such transactions during the period from the date of this Agreement to the Closing Date does not exceed $500,000,000;

(vi)   create, incur or assume any indebtedness for borrowed money, or issue any debt securities or any right to acquire debt securities, assume, guarantee, endorse or otherwise become liable or responsible (whether, directly, contingently or otherwise) for the indebtedness of another person, enter into any agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, in each case, except (A) for indebtedness incurred (x) in the ordinary course of business under Raytheon’s current borrowing agreements and facilities or any refinancing, substitution or replacement thereof or (y) to refinance any existing indebtedness of Raytheon and its subsidiaries, in each case, so long as such refinancing, substitute or replacement agreement or facility or such refinanced indebtedness does not impose or result in additional restrictions or limitations in any material respect on Raytheon and its subsidiaries (or after the Closing Date, the Surviving Corporation and its subsidiaries) as compared to the existing agreement, facility or indebtedness so refinanced, substituted or replaced, (B) for any inter-company indebtedness solely between Raytheon and its subsidiaries, or among Raytheon’s subsidiaries, (C) as required by existing contracts entered into in the ordinary course of business, (D) incremental indebtedness for borrowed money not to exceed $1,000,000,000 in the aggregate outstanding at any one time incurred by Raytheon or any of its subsidiaries other than in accordance with clauses (A) through (C) or (E) guarantees by Raytheon of indebtedness for borrowed money of its subsidiaries, which indebtedness is incurred in compliance with this Section 5.1(a)(vi), or performance guarantees by Raytheon or any of its subsidiaries of contracts or obligations of Raytheon or any of its subsidiaries entered into in the ordinary course of business, which, in the case of each of clauses (A) through (E) do not prohibit or limit the transactions contemplated by this Agreement and do not include any termination, default or payment related to the transactions contemplated by this Agreement;

(vii)   other than any Action with respect to Taxes (which shall be governed by Section 5.1(a)(viii)), waive, release, assign, settle or compromise any pending or threatened (in writing) Action (A) that is material to the business of Raytheon and its subsidiaries, taken as a whole, or (B) if such waiver, release, assignment, settlement or compromise involves the payment by Raytheon of an amount in excess of $100,000,000 for a single Action or $500,000,000 in the aggregate for all such Actions during the period from the date of this Agreement to the Closing Date;

(viii)   (A) make, change or revoke any material Tax election, other than in the ordinary course of business, consistent with past practice, or (B) settle, compromise, or abandon any material Tax claims or liabilities if such settlement, compromise, or abandonment involves the payment by Raytheon or its subsidiaries in an amount in excess of $100,000,000 for any single Tax claim or liability or $500,000,000 in the aggregate for all such Tax claims or liabilities during the period from the date of this Agreement through the Closing Date;

(ix)   except as required by any Raytheon Benefit Plan or collective bargaining or other labor agreement applicable to Raytheon or any of its subsidiaries, in each case, as in effect on the date of this Agreement, (A) increase the compensation or benefits of any current or former officer, director or other employee, other than increases (1) made in the ordinary course of business consistent with past practice or (2) by reason of the payment, in the ordinary course of business consistent with past practice, of incentive compensation for completed performance periods consistent with past practice and the applicable Raytheon Benefit Plan, (B) enter into, adopt, amend, or modify any Raytheon Benefit Plan, other than (1) new employment agreements and offer letters entered into in the ordinary course of business consistent with past practice which do not provide for severance or change in control benefits or (2) any ordinary course amendment or modification that does not result in an enhancement of the compensation or benefits due under the applicable Raytheon Benefit Plan), (C) accelerate the vesting or payment of any compensation or benefits of any current or former officer, director or other employee, (D) provide any funding for any rabbi trust or similar arrangement, or take any other action to fund or secure the payment of any compensation or benefit, or (E) grant to any current or former officer, director or other employee any right to receive any severance, change-in-control, retention, termination or similar compensation or benefits or increases therein, other than those retention arrangements set forth in Section 5.1(a)(ix) of the Raytheon Disclosure Letter;

(x)   change any of its material financial accounting policies or procedures currently in effect, except (A) as required (or with respect to permitted early adoption of changes required) by GAAP, Regulation S-X of the Exchange Act or a Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization) or (B) as required by Applicable Law;

(xi)   make any payment of, commitment for or accrual of aggregate capital expenditures for any twelve (12)-month period that are greater than 120% of the amount set forth on Section 5.1(a)(xi) of the Raytheon Disclosure Letter;

(xii)   (A) amend the Certificate of Incorporation of Raytheon or Bylaws of Raytheon or (B) merge or consolidate with any person (other than any merger or consolidation involving only Raytheon’s direct and indirect subsidiaries) or adopt or implement any plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization; or

(xiii)   authorize, or commit or agree to take, any of the foregoing actions.

(b)   Conduct of Business by UTC. Except for matters set forth in Section 5.1(b) of the UTC Disclosure Letter, as required by Applicable Law, as contemplated by this Agreement (including the Separation Principles), including in connection with the Separation and the Distributions, or as otherwise consented to by Raytheon in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, UTC (x) shall, and shall cause its subsidiaries to, use reasonable best efforts to carry on the respective businesses of UTC RemainCo in all material respects in the ordinary course consistent with past practice and (y) shall not, and shall not permit any of its subsidiaries to:

(i)   (A) other than (x) regular quarterly cash dividends as set forth in Section 5.1(b)(i) of the UTC Disclosure Letter, with record and payment dates for such dividends consistent with past practice (except as otherwise provided in Section 6.13), and (y) dividends and distributions by a direct or indirect subsidiary of UTC, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of capital stock of UTC or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (other than the acquisition of shares upon the vesting or settlement of a UTC Equity Award outstanding on the date of this Agreement in accordance with its present terms or granted after the date of this Agreement to the extent permitted by Section 5.1(b)(ii)(C)), in the case of each of clauses (B) and (C), other than, solely with respect to the capital stock or other securities of UTC’s wholly owned subsidiaries, actions or transactions solely between UTC and its wholly owned subsidiaries, or among UTC’s wholly owned subsidiaries;

(ii)   issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than (A) in connection with the settlement of UTC Equity Awards outstanding as of the date of this Agreement in accordance with their present terms or granted after the date of this Agreement to the extent permitted by Section 5.1(b)(ii)(C), (B) as required by any UTC RemainCo Benefit Plan (or any other compensation or benefit plan or agreement of UTC or any of its subsidiaries) in effect on the date of this Agreement or entered into or amended in accordance with the terms of this Agreement, (C) the grant of UTC Equity Awards in the ordinary course of business consistent with past practice subject to the limitations set forth on Section 5.1(b)(ii) of the UTC Disclosure Letter), (D) the adjustment and/or conversion of UTC Equity Awards as contemplated by the Separation Principles and (E) solely with respect to the capital stock or other securities of UTC’s wholly owned subsidiaries, transactions solely between UTC and its wholly owned subsidiaries, or among UTC’s wholly owned subsidiaries);

(iii)   other than in the ordinary course of business consistent with past practice, (A) amend or waive any material provision of, renew or terminate any UTC Material Contract or (B) enter into any contract that would have been a UTC Material Contract had it been in effect as of the date of this Agreement;

(iv)   with respect to the UTC RemainCo Businesses, (A) acquire any equity interests in, or make any investment in or any capital contribution to, any person, or acquire a substantial portion of the assets or business of any person (or any division or line of business thereof), including in each case by merger or consolidation, or (B) otherwise acquire any material assets, other than in the ordinary course of business, except, in the case of each of clauses (A) and (B), (1) for transactions solely between UTC and its subsidiaries, or among UTC’s subsidiaries, (2) pursuant to any agreement in effect on the date hereof and made available to Raytheon prior to the date hereof or (3) in one or more transactions with respect to which the aggregate consideration for all such transactions during the period from the date of this Agreement to the Closing Date does not exceed $500,000,000;

(v)   with respect to the UTC RemainCo Businesses, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, allow to lapse or otherwise dispose of any material assets, other than in the ordinary course of business, except (A) for transactions solely between UTC and its subsidiaries, or among UTC’s subsidiaries, (B) pursuant to any agreement in effect on the date hereof and made available to Raytheon prior to the date hereof or (C) in one or more transactions with respect to which the aggregate fair market value of such assets for all such transactions during the period from the date of this Agreement to the Closing Date does not exceed $500,000,000;

(vi)   with respect to the UTC RemainCo Businesses, create, incur or assume any indebtedness for borrowed money, or issue any debt securities or any right to acquire debt securities, assume, guarantee, endorse or otherwise become liable or responsible (whether, directly, contingently or otherwise) for the indebtedness of another person, enter into any agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, in each case, except (A) for indebtedness incurred (x) in the ordinary course of business under UTC’s current borrowing agreements and facilities or any refinancing, substitution or replacement thereof or (y) to refinance any existing indebtedness of UTC and its subsidiaries, in each case, so long as such refinancing, substitute or replacement agreement or facility or such refinanced indebtedness does not impose or result in additional restrictions or limitations in any material respect on UTC and its subsidiaries as compared to the existing agreement, facility or indebtedness so refinanced, substituted or replaced, (B) for any inter-company indebtedness solely between UTC and its subsidiaries, or among UTC’s subsidiaries, (C) as required by existing contracts entered into in the ordinary course of business, (D) incremental indebtedness for borrowed money not to exceed $1,000,000,000 in the aggregate outstanding at any one time incurred by UTC or any of its subsidiaries other than in accordance with clauses (A) through (C) or (E) guarantees by UTC of indebtedness for borrowed money of its subsidiaries, which indebtedness is incurred in compliance with this Section 5.1(b)(vi), or performance guarantees by UTC or any of its subsidiaries of contracts or obligations of UTC or any of its subsidiaries entered into in the ordinary course of business, which, in the case of each of clauses (A) through (E) do not prohibit or limit the transactions contemplated by this Agreement and do not include any termination, default or payment related to the transactions contemplated by this Agreement;

(vii)   other than any Action with respect to Taxes (which shall be governed by Section 5.1(b)(viii)), with respect to the UTC RemainCo Businesses, waive, release, assign, settle or compromise any pending or threatened (in writing) Action (A) that is material to the UTC RemainCo Businesses, taken as a whole, or (B) if such waiver, release, assignment, settlement or compromise involves the payment by UTC RemainCo of an amount in excess of $100,000,000 for a single Action or $500,000,000 in the aggregate for all such Actions during the period from the date of this Agreement to the Closing Date;

(viii)   (A) make, change or revoke any material Tax election, other than in the ordinary course of business, consistent with past practice, or (B) settle, compromise, or abandon any material Tax claims or liabilities if such settlement, compromise, or abandonment involves the payment by UTC RemainCo or its subsidiaries (after giving effect to the Distributions) in an amount in excess of $100,000,000 for any single Tax claim or liability or $500,000,000 in the aggregate for all such Tax claims or liabilities during the period from the date of this Agreement through the Closing Date;

(ix)   with respect to the UTC RemainCo Businesses, except as required by any UTC RemainCo Benefit Plan or collective bargaining or other labor agreement applicable to UTC RemainCo or any of its subsidiaries, in each case, as in effect on the date of this Agreement, (A) increase the compensation or benefits of any current or former officer, director or other employee, other than increases (1) made in the ordinary course of business consistent with past practice or (2) by reason of the payment, in the ordinary course of business consistent with past practice, of incentive compensation for completed performance periods consistent with past practice and the applicable UTC RemainCo Benefit Plan, (B) enter into, adopt, amend, or modify any UTC RemainCo Benefit Plan, other than (1) new employment agreements and offer letters entered into in the ordinary course of business consistent with past practice which do not provide for severance or change in control benefits, or (2) any ordinary course amendment or modification that does not result in an enhancement of the compensation or benefits due under the applicable UTC RemainCo Benefit Plan), (C) accelerate the vesting or payment of any compensation or benefits of any current or former officer, director or other employee, (D) provide any funding for any rabbi trust or similar arrangement, or take any other action to fund or secure the payment of any compensation or benefit, or (E) grant to any current or former officer, director or other employee any right to receive any severance, change-in-control, retention, termination or similar compensation or benefits or increases therein, other than those retention arrangements set forth in Section 5.1(b)(ix) of the UTC Disclosure Letter;

(x)   change any of its material financial accounting policies or procedures currently in effect, except (A) as required (or with respect to permitted early adoption of changes required) by GAAP, Regulation S-X of the Exchange Act or a Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization) or (B) as required by Applicable Law;

(xi)   with respect to the UTC RemainCo Businesses, make any payment of, commitment for or accrual of aggregate capital expenditures for any twelve (12)-month period that are greater than 120% of the amount set forth on Section 5.1(b)(xi) of the UTC Disclosure Letter;

(xii)   (A) amend the Certificate of Incorporation of UTC or Bylaws of UTC or (B) with respect to UTC RemainCo and its subsidiaries, merge or consolidate with any person (other than any merger or consolidation involving only UTC’s direct and indirect subsidiaries) or adopt or implement any plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization; or

(xiii)   authorize, or commit or agree to take, any of the foregoing actions.

(c)   No Right to Control or Direct Operations. Nothing contained in this Agreement is intended to give UTC or Merger Sub, directly or indirectly, the right to control or direct the operations of Raytheon or its subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give Raytheon, directly or indirectly, the right to control or direct the operations of UTC or its subsidiaries prior to the Effective Time, in each case, in violation of Applicable Law. Prior to the Effective Time, each of UTC, Merger Sub and Raytheon shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ operations.

(d)   Other Actions. Except as required by Applicable Law during the period from the date of this Agreement to the Effective Time, neither Raytheon nor UTC shall, nor shall either permit any of its subsidiaries to, take any action with the intent of preventing or materially delaying the satisfaction of any of the conditions to the Merger set forth in Article VII.

(e)   Financing Cooperation.

(i)   During the period from the date of this Agreement to the Effective Time, the parties hereto shall cooperate in good faith to implement any necessary, appropriate or desirable arrangements in connection with each party’s indentures, credit agreement or other documents governing or relating to indebtedness with respect to any financing matters in connection with the transactions contemplated by this Agreement.

(ii)   Raytheon will use reasonable best efforts to deliver to UTC two (2) business days prior to the Effective Time an executed copy of a customary payoff letter from the administrative agent under the Raytheon Revolver, in form and substance reasonably satisfactory to UTC relating to the repayment in full of all obligations thereunder and the termination of all commitments in connection therewith.

(iii)   The parties hereto acknowledge and agree that, prior to the Effective Time, it may be necessary for UTC and/or Raytheon to enter into financing transactions (including the raising of new financing, the refinancing of existing indebtedness, the retirement of existing indebtedness and/or producing amendments, modifications or consents in relation to existing indebtedness) (any such financing transaction, a “Pre-Merger Financing Transaction”). In connection with any Pre-Merger Financing Transaction, each of Raytheon (with respect to itself and its subsidiaries) and UTC (with respect to itself and the subsidiaries of UTC RemainCo) agree, to the extent requested by the other, to cooperate with respect to, and use their reasonable best efforts to provide such information to the other as may be, necessary or desirable in connection with the structuring, marketing and execution of any Pre-Merger Financing Transaction, including (A) participating in meetings and due diligence sessions in connection with the Pre-Merger Financing Transaction, (B) assisting with the preparation of any portion of the disclosure in relation to the Pre-Merger Financing Transaction that relates to the Merger or the transactions contemplated by this Agreement (including any financial information and operational data) and (C) delivering, or procuring the delivery of, such information, certificates, comfort letters, representation letters and other documents as may be necessary or desirable by any party to any such Pre-Merger Financing Transaction.

(iv)   Notwithstanding anything to the contrary in this Section 5.1(e), neither Raytheon nor UTC shall be required to disclose any information pursuant to this Section 5.1(e) to the extent that (A) in the reasonable good faith judgment of such party, any Applicable Law requires such party or its subsidiaries to restrict or prohibit access to any such information, (B) in the reasonable good faith judgment of such party, the information is subject to confidentiality obligations to a third party or (C) disclosure of any such information or document would result in the loss of attorney-client privilege, attorney work product or other relevant legal privilege; provided that, with respect to clauses (A) through (C) of this Section 5.1(e), Raytheon or UTC, as applicable, shall use its commercially reasonable efforts to (1) obtain the required consent of any third party necessary to provide such disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the other party and (3) utilize the procedures of a joint defense agreement or implement such other techniques if the parties determine that doing so would reasonably permit the disclosure of such information without violating Applicable Law or jeopardizing such privilege.

Section 5.2.   No Solicitation by Raytheon.

(a)   Raytheon shall not, and shall cause its controlled affiliates and its and their officers, directors, employees, investment bankers, financial advisors, attorneys, accountants and other representatives (each, a “Representative”) not to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Raytheon Alternative Transaction, or (ii) participate in any discussions or negotiations, or cooperate in any way with any person (or group of persons), with respect to any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Raytheon Alternative Transaction; provided that, if, at any time prior to obtaining the Raytheon Stockholder Approval, the Board of Directors of Raytheon determines in good faith (after consultation with its outside counsel and financial advisors) that any such proposal that did not result from a breach of this Section 5.2(a) constitutes or would reasonably be expected to result in a Raytheon Superior Proposal, subject to compliance with Section 5.2(c), Raytheon and its Representatives may (A) furnish information with respect to Raytheon and its subsidiaries to the person (or group of persons) making such proposal (and its Representatives) (provided that all such information has previously been provided to UTC or is provided to UTC prior to or substantially concurrent with the time it is provided to such person) pursuant to a customary confidentiality agreement containing confidentiality terms generally no less restrictive than the terms of the confidentiality agreement, effective as of December 11, 2018, between Raytheon and UTC (the “Confidentiality Agreement”), and (B) participate in discussions or negotiations regarding such proposal with the person (or group of persons) making such proposal and its Representatives. For purposes of this Agreement, “Raytheon Alternative Transaction” means any of (1) a transaction or series of transactions pursuant to which any person (or group of persons) other than UTC and its subsidiaries (such person (or group of persons), a “Raytheon Third Party”), or the direct or indirect stockholders of such Raytheon Third Party or the resulting company, acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of, or would otherwise own or control, directly or indirectly, more than 20% of the outstanding shares of Raytheon Common Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing more than 20% or more of the equity or voting power of Raytheon (or the resulting company), (2) a merger, consolidation, share exchange or similar transaction pursuant to which any Raytheon Third Party acquires or would acquire, directly or indirectly, assets or businesses of Raytheon or any of its subsidiaries representing more than 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Raytheon and its subsidiaries taken as a whole, (3) any transaction pursuant to which any Raytheon Third Party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding equity securities of subsidiaries of Raytheon and any entity surviving any merger or combination including any of them) of Raytheon or any of its subsidiaries representing more than 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Raytheon and its subsidiaries taken as a whole, or (4) any disposition of assets to a Raytheon Third Party representing more than 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Raytheon and its subsidiaries, taken as a whole. For purposes of this Agreement, a “Raytheon Superior Proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a Raytheon Third Party to enter into a Raytheon Alternative Transaction (with all references to 20% in the definition of Raytheon Alternative Transaction being treated as references to 50% for these purposes) that (A) did not result from a breach of this Section 5.2(a), (B) is on terms that the Board of Directors of Raytheon determines in good faith (after consultation with its outside financial advisors and outside legal counsel) to be superior from a financial point of view to Raytheon’s stockholders than the transactions contemplated by this Agreement, taking into account all relevant factors (including any changes to this Agreement that may be proposed by UTC in response to such proposal to enter into a Raytheon Alternative Transaction and the identity of the person making such proposal to enter into a Raytheon Alternative Transaction) and (C) is reasonably likely to be completed in accordance with its terms, taking into account all financial, regulatory, legal and other aspects of such proposal, and is not subject to a diligence or financing condition.

(b)   Except as permitted by this Section 5.2(b) or Section 5.2(d), neither the Board of Directors of Raytheon nor any committee thereof shall (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, or fail to make, in each case in a manner adverse to UTC, the approval or recommendation by such Board of Directors or such committee of the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Raytheon Alternative Transaction, (iii) fail to include in the Joint Proxy Statement the recommendation of the Board of Directors of Raytheon in favor of this Agreement and the Merger, (iv) fail to send to its securityholders, within ten (10) business days after the commencement of a tender or exchange offer relating to shares of Raytheon Common Stock (or, if earlier, at least two (2) business days prior to the Raytheon Stockholders Meeting), a statement disclosing that Raytheon recommends rejection of such tender or exchange offer and reaffirming its recommendation of this Agreement and the Merger or (v) fail to publicly reaffirm its recommendation of this Agreement and the Merger within ten (10) business days of UTC’s written request to do so (or, if earlier, at least two (2) business days prior to the Raytheon Stockholders’ Meeting) following the public announcement of any Raytheon Alternative Transaction (or any material amendment, including any change to the price or form of consideration); provided, that UTC shall not be entitled to make such written request, and the Board of Directors of Raytheon shall not be required to make such reaffirmation, more than once with respect to any particular Raytheon Alternative Transaction (or any material amendment thereto, including any change to the price or form of consideration) (any action or failure to act in clauses (i) through (v) being referred to as a “Raytheon Recommendation Change”). Notwithstanding the foregoing, in the event that, prior to obtaining the Raytheon Stockholder Approval, the Board of Directors of Raytheon determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that it has received a Raytheon Superior Proposal that was not solicited, initiated, knowingly encouraged or facilitated or otherwise procured in violation of this Agreement, the Board of Directors of Raytheon may effect a Raytheon Recommendation Change (other than under clause (ii) of this Section 5.2(b)) if (A) the Board of Directors of Raytheon determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, (B) Raytheon has notified UTC in writing that it intends to effect a Raytheon Recommendation Change pursuant to this Section 5.2(b) (other than under clause (ii) of this Section 5.2(b)), (C) Raytheon has provided UTC with a copy of the proposed definitive agreements and other proposed transaction documentation between Raytheon and the person making such Raytheon Superior Proposal, and the identity of the person making such Raytheon Superior Proposal, (D) for a period of four (4) business days following the notice delivered pursuant to clause (B) of this Section 5.2(b), Raytheon shall have discussed and negotiated in good faith and made Raytheon’s Representatives available to discuss and negotiate in good faith (in each case to the extent UTC desires to negotiate) with UTC’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the failure to take such action would no longer be inconsistent with the fiduciary duties under Applicable Law of the Board of Directors of Raytheon (it being understood and agreed that any amendment to any material term or condition of any Raytheon Superior Proposal shall require a new notice and a new negotiation period that shall expire on the later to occur of (I) two (2) business days following delivery of such new notice from Raytheon to UTC and (II) the expiration of the original four (4)-business day period described in clause (D) above), and (E) no earlier than the end of such negotiation period, the Board of Directors of Raytheon shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that (x) the Raytheon Alternative Transaction that is the subject of the notice described in clause (B) above still constitutes a Raytheon Superior Proposal and (y) the failure to take such action would still be inconsistent with its fiduciary duties under Applicable Law. Neither the Board of Directors of Raytheon nor any committee thereof shall cause or permit Raytheon or any of its controlled affiliates to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any Raytheon Alternative Transaction or requiring, or reasonably likely to cause, Raytheon to terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the consummation of the Merger (other than a confidentiality agreement referred to in Section 5.2(a)).

(c)   In addition to the obligations of Raytheon set forth in Section 5.2(a) and Section 5.2(b), Raytheon shall promptly, and in any event within twenty-four (24) hours of receipt thereof, advise UTC orally and in writing of any request for information or proposal relating to a Raytheon Alternative Transaction, the material terms and conditions of such request or proposal (including any changes thereto) and the identity of the person making such request or proposal. Raytheon shall (i) keep UTC reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a reasonably current basis and (ii) provide to UTC as soon as reasonably practicable after receipt or delivery thereof copies of all correspondence and other written materials exchanged between Raytheon or its subsidiaries or any of their Representatives, on the one hand, and any person making such request or proposal or any of its Representatives, on the other hand, in each case that describes or contains any such request or proposal.

(d)   Other than in connection with a Raytheon Superior Proposal (which shall be subject to Section 5.2(b) and shall not be subject to this Section 5.2(d)), prior to obtaining the Raytheon Stockholder Approval, the Board of Directors of Raytheon may, in response to a Raytheon Intervening Event, take any action prohibited by clauses (i) or (iii) of Section 5.2(b), only if (i) the Board of Directors of Raytheon determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, (ii) Raytheon has notified UTC in writing that it intends to effect such a Raytheon Recommendation Change (under clauses (i) or (iii) of Section 5.2(b)) pursuant to this Section 5.2(d) (which notice shall specify the facts and circumstances providing the basis of the Raytheon Intervening Event and for the determination by the Board of Directors of Raytheon to effect a Raytheon Recommendation Change under clauses (i) or (iii) of Section 5.2(b) in reasonable detail), (iii) for a period of four (4) business days following the notice delivered pursuant to clause (ii) of this Section 5.2(d), Raytheon shall have discussed and negotiated in good faith and made Raytheon’s Representatives available to discuss and negotiate in good faith (in each case to the extent UTC desires to negotiate) with UTC’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the failure to take such action would no longer be inconsistent with the fiduciary duties under Applicable Law of the Board of Directors of Raytheon (it being understood and agreed that any material change to the relevant facts and circumstances shall require a new notice and a new negotiation period that shall expire on the later to occur of (A) two (2) business days following delivery of such new notice from Raytheon to UTC and (B) the expiration of the original four (4)-business day period described above in this clause (iii)), and (iv) no earlier than the end of such negotiation period, the Board of Directors of Raytheon shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still be inconsistent with its fiduciary duties under Applicable Law. The term “Raytheon Intervening Event” means a material event or circumstance that was not known or reasonably foreseeable to the Board of Directors of Raytheon on the date of this Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable to the Board of Directors of Raytheon of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Board of Directors of Raytheon prior to the Raytheon Stockholder Approval; provided, that (1) in no event shall any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Raytheon Alternative Transaction constitute a Raytheon Intervening Event, (2) in no event shall any change in and of itself in the market price or trading volume of the securities of UTC constitute a Raytheon Intervening Event (it being understood that the facts or occurrences giving rise or contributing to such change may constitute or be taken into account in determining whether there has been a Raytheon Intervening Event), and (3) in no event shall any event or circumstances to the extent relating to the Otis Business or the Carrier Business constitute a Raytheon Intervening Event.

(e)   Nothing contained in this Section 5.2 shall prohibit Raytheon from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; provided that any such disclosure or statement that constitutes or contains a Raytheon Recommendation Change shall be subject to the provisions of Section 5.2(b).

Section 5.3.   No Solicitation by UTC.

(a)   UTC shall not, and shall cause its controlled affiliates, and its and their officers, directors, employees and Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute a UTC Alternative Transaction or (ii) participate in any discussions or negotiations, or cooperate in any way with any person (or group of persons), with respect to any inquiries regarding, or the making of, any proposal the consummation of which would constitute a UTC Alternative Transaction; provided that, if, at any time prior to obtaining the UTC Stockholder Approval, the Board of Directors of UTC determines in good faith (after consultation with its outside counsel and financial advisors) that any such proposal that did not result from a breach of this Section 5.3(a) constitutes or would reasonably be expected to result in a UTC Superior Proposal, subject to compliance with Section 5.3(c), UTC and its Representatives may (A) furnish information with respect to UTC and its subsidiaries to the person (or group of persons) making such proposal (and its Representatives) (provided that all such information has previously been provided to Raytheon or is provided to Raytheon prior to or substantially concurrent with the time it is provided to such person) pursuant to a customary confidentiality agreement containing confidentiality terms generally no less restrictive than the terms of the Confidentiality Agreement and (B) participate in discussions or negotiations regarding such proposal with the person (or group of persons) making such proposal and its Representatives. For purposes of this Agreement, “UTC Alternative Transaction” means any of (1) a transaction or series of transactions pursuant to which any person (or group of persons) other than Raytheon and its subsidiaries (such person (or group of persons), a “UTC Third Party”), or the direct or indirect stockholders of such UTC Third Party or the resulting company, acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of, or would otherwise own or control, directly or indirectly, more than 20% of the outstanding shares of UTC Common Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing more than 20% or more of the equity or voting power of UTC (or the resulting company), (2) a merger, consolidation, share exchange or similar transaction pursuant to which any UTC Third Party acquires or would acquire, directly or indirectly, assets or businesses of UTC RemainCo or any of its subsidiaries representing more than 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of UTC RemainCo and its subsidiaries taken as a whole, (3) any transaction pursuant to which any UTC Third Party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding equity securities of subsidiaries of UTC RemainCo and any entity surviving any merger or combination including any of them) of UTC RemainCo or any of its subsidiaries representing more than 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of UTC RemainCo and its subsidiaries taken as a whole or (4) any disposition of assets of UTC RemainCo or its subsidiaries to a UTC Third Party representing more than 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of UTC RemainCo and its subsidiaries, taken as a whole. For purposes of this Agreement, an “UTC Superior Proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a UTC Third Party to enter into a UTC Alternative Transaction (with all references to 20% in the definition of UTC Alternative Transaction being treated as references to 50% for these purposes) that (A) did not result from a breach of this Section 5.3(a), (B) is on terms that the Board of Directors of UTC determines in good faith (after consultation with its outside financial advisors and outside legal counsel) to be superior from a financial point of view to UTC’s stockholders than the transactions contemplated by this Agreement, taking into account all relevant factors (including any changes to this Agreement that may be proposed by Raytheon in response to such proposal to enter into a UTC Alternative Transaction and the identity of the person making such proposal to enter into a UTC Alternative Transaction) and (C) is reasonably likely to be completed in accordance with its terms, taking into account all financial, regulatory, legal and other aspects of such proposal, and is not subject to a diligence or financing condition.

(b)   Except as permitted by this Section 5.3(b) or Section 5.3(d), neither the Board of Directors of UTC nor any committee thereof shall (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, or fail to make, in each case in a manner adverse to Raytheon, the approval or recommendation by such Board of Directors or such committee of the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any UTC Alternative Transaction,

(iii) fail to include in the Joint Proxy Statement the recommendation of the Board of Directors of UTC in favor of this Agreement and the UTC Share Issuance, (iv) fail to send to its securityholders, within ten (10) business days after the commencement of a tender or exchange offer relating to shares of UTC Common Stock (or, if earlier, at least two (2) business days prior to the UTC Stockholders Meeting), a statement disclosing that UTC recommends rejection of such tender or exchange offer and reaffirming its recommendation of this Agreement and the Merger or (v) fail to publicly reaffirm its recommendation of this Agreement and the Merger within ten (10) business days of Raytheon’s written request to do so (or, if earlier, at least two (2) business days prior to the UTC Stockholders’ Meeting) following the public announcement of any UTC Alternative Transaction (or any material amendment, including any change to the price or form of consideration); provided, that Raytheon shall not be entitled to make such written request, and the Board of Directors of UTC shall not be required to make such reaffirmation, more than once with respect to any particular UTC Alternative Transaction (or any material amendment thereto, including any change to the price or form of consideration) (any action or failure to act in clauses (i) through (v) being referred to as a “UTC Recommendation Change”). Notwithstanding the foregoing, in the event that, prior to obtaining the UTC Stockholder Approval, the Board of Directors of UTC determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that it has received a UTC Superior Proposal that was not solicited, initiated, knowingly encouraged or facilitated or otherwise procured in violation of this Agreement, the Board of Directors of UTC may effect a UTC Recommendation Change (other than under clause (ii) of this Section 5.3(b)) if (A) the Board of Directors of UTC determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, (B) UTC has notified Raytheon in writing that it intends to effect a UTC Recommendation Change pursuant to this Section 5.3(b) (other than under clause (ii) of this Section 5.3(b)), (C) UTC has provided Raytheon with a copy of the proposed definitive agreements and other proposed transaction documentation between UTC and the person making such UTC Superior Proposal, and the identity of the person making such UTC Superior Proposal, (D) for a period of four (4) business days following the notice delivered pursuant to clause (B) of this Section 5.3(b), UTC shall have discussed and negotiated in good faith and made UTC’s Representatives available to discuss and negotiate in good faith (in each case to the extent Raytheon desires to negotiate) with Raytheon’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the failure to take such action would no longer be inconsistent with the fiduciary duties under Applicable Law of the Board of Directors of UTC (it being understood and agreed that any amendment to any material term or condition of any UTC Superior Proposal shall require a new notice and a new negotiation period that shall expire on the later to occur of (I) two (2) business days following delivery of such new notice from UTC to Raytheon and (II) the expiration of the original four (4)-business day period described in clause (D) above), and (E) no earlier than the end of such negotiation period, the Board of Directors of UTC shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that (x) the UTC Alternative Transaction that is the subject of the notice described in clause (B) above still constitutes a UTC Superior Proposal and (y) the failure to take such action would still be inconsistent with its fiduciary duties under Applicable Law. Neither the Board of Directors of UTC nor any committee thereof shall cause or permit UTC or any of its controlled affiliates to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any UTC Alternative Transaction or requiring, or reasonably likely to cause, UTC to terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the consummation of the Merger (other than a confidentiality agreement referred to in Section 5.3(a)).

(c)   In addition to the obligations of UTC set forth in Section 5.3(a) and Section 5.3(b), UTC shall promptly, and in any event within twenty-four (24) hours of receipt thereof, advise Raytheon orally and in writing of any request for information or proposal relating to a UTC Alternative Transaction, the material terms and conditions of such request or proposal (including any changes thereto) and the identity of the person making such request or proposal. UTC shall (i) keep Raytheon reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a reasonably current basis and (ii) provide to Raytheon as soon as reasonably practicable after receipt or delivery thereof copies of all correspondence and other written materials exchanged between UTC or its subsidiaries or any of their Representatives, on the one hand, and any person making such request or proposal or any of its Representatives, on the other hand, in each case that describes or contains any such request or proposal.

(d)   Other than in connection with a UTC Superior Proposal (which shall be subject to Section 5.3(b) and shall not be subject to this Section 5.3(d)), prior to obtaining the UTC Stockholder Approval, the Board of Directors of UTC may, in response to a UTC Intervening Event, take any action prohibited by clauses (i) or (iii) of Section 5.3(b), only if (i) the Board of Directors of UTC determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, (ii) UTC has notified Raytheon in writing that it intends to effect such a UTC Recommendation Change (under clauses (i) or (iii) of Section 5.3(b)) pursuant to this Section 5.3(d) (which notice shall specify the facts and circumstances providing the basis of the UTC Intervening Event and for the determination by the Board of Directors of UTC to effect a UTC Recommendation Change under clauses (i) or (iii) of Section 5.3(b) in reasonable detail), (iii) for a period of four (4) business days following the notice delivered pursuant to clause (ii) of this Section 5.3(d), UTC shall have discussed and negotiated in good faith and made UTC’s Representatives available to discuss and negotiate in good faith (in each case to the extent Raytheon desires to negotiate) with Raytheon’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the failure to take such action would no longer be inconsistent with the fiduciary duties under Applicable Law of the Board of Directors of UTC (it being understood and agreed that any material change to the relevant facts and circumstances shall require a new notice and a new negotiation period that shall expire on the later to occur of (A) two (2) business days following delivery of such new notice from UTC to Raytheon and (B) the expiration of the original four (4)-business day period described above in this clause (iii)), and (iv) no earlier than the end of such negotiation period, the Board of Directors of UTC shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still be inconsistent with its fiduciary duties under Applicable Law. The term “UTC Intervening Event” means a material event or circumstance that was not known or reasonably foreseeable to the Board of Directors of UTC on the date of this Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable to the Board of Directors of UTC of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Board of Directors of UTC prior to the UTC Stockholder Approval; provided, that (1) in no event shall any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a UTC Alternative Transaction constitute a UTC Intervening Event and (2) in no event shall any change in and of itself in the market price or trading volume of the securities of Raytheon constitute a UTC Intervening Event (it being understood that the facts or occurrences giving rise or contributing to such change may constitute or be taken into account in determining whether there has been a UTC Intervening Event).

(e)   Nothing contained in this Section 5.3 shall prohibit UTC from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; provided that any such disclosure or statement that constitutes or contains a UTC Recommendation Change shall be subject to the provisions of Section 5.3(b).

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1.   Preparation of the Form S-4 and the Joint Proxy Statement; Stockholders Meetings.

(a)   As soon as practicable following the date of this Agreement (but in accordance with Section 6.1(a) of the UTC Disclosure Letter), (i) Raytheon and UTC shall prepare the Form S-4, in which the Joint Proxy Statement shall be included as a prospectus, and UTC shall file the Form S-4 with the SEC, and (ii) UTC shall cause each of Carrier SpinCo and Otis SpinCo to prepare and file with or submit to the SEC, a registration statement on Form 10 (which may be in draft form) for each of the Distributions (if the Distribution is effected in compliance with Staff Legal Bulletin No. 4 issued by the SEC) or on Form S-1 (if the conditions described in Staff Legal Bulletin No. 4 issued by the SEC are not expected to be satisfied or if UTC otherwise so determines in response to the request or requirement of the SEC), in each case to register under the Exchange Act or the Securities Act, as applicable, the common stock to be distributed in each of the Distributions (together with any amendments or supplements thereto, the “SpinCo Registration

Statements”). Each of Raytheon and UTC shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Raytheon and UTC shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Form S-4 or the Joint Proxy Statement received from the SEC. UTC and Raytheon shall cooperate and provide the other parties with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 or the Joint Proxy Statement prior to filing such with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Form S-4 or the Joint Proxy Statement shall be made without the approval of both Raytheon and UTC, which approval shall not be unreasonably withheld, conditioned or delayed; provided that, with respect to documents filed by a party that are incorporated by reference in the Form S-4 or the Joint Proxy Statement, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, or the combined entity; and provided, further, that this approval right shall not apply with respect to information relating to a Raytheon Recommendation Change or a UTC Recommendation Change. Raytheon shall use reasonable best efforts to cause the Joint Proxy Statement to be mailed to Raytheon’s stockholders, and UTC shall use reasonable best efforts to cause the Joint Proxy Statement to be mailed to UTC’s stockholders, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Each party shall advise the other parties, promptly after it receives notice thereof, of the time when each of the Form S-4 and each SpinCo Registration Statement has become effective, of the time when any supplement or amendment to the Form S-4 has been filed, of the issuance of any stop order with respect to the Form S-4 or either SpinCo Registration Statement, or of any request by the SEC for amendment of the Form S-4 or the Joint Proxy Statement or comments on the Form S-4 or the Joint Proxy Statement and responses thereto or requests by the SEC for additional information relating thereto. If at any time prior to the Effective Time any information relating to Raytheon, UTC or any of their respective affiliates, officers or directors, should be discovered by Raytheon or UTC that should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the stockholders of Raytheon and UTC.

(b)   Raytheon shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly give notice of, convene and hold a meeting of its stockholders (the “Raytheon Stockholders Meeting”) in accordance with the DGCL and the rules of the NYSE for the purpose of obtaining the Raytheon Stockholder Approval and shall, subject to the provisions of Section 5.2(b), through its Board of Directors, recommend to its stockholders the adoption of this Agreement. Raytheon may only postpone or adjourn the Raytheon Stockholders Meeting (i) to solicit additional proxies for the purpose of obtaining the Raytheon Stockholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Raytheon has determined after consultation with outside legal counsel is reasonably likely to be required under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Raytheon prior to the Raytheon Stockholders Meeting; provided that Raytheon shall postpone or adjourn the Raytheon Stockholders Meeting up to two (2) times for up to thirty (30) days each time upon the reasonable request of UTC.

(c)   UTC shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly give notice of, convene and hold a meeting of its stockholders (the “UTC Stockholders Meeting”) in accordance with the DGCL and the rules of the NYSE for the purpose of obtaining the UTC Stockholder Approval and shall, subject to the provisions of Section 5.3(b), through its Board of Directors, recommend to its stockholders the approval of the UTC Share Issuance. UTC may only postpone or adjourn the UTC Stockholders Meeting (i) to solicit additional proxies for the purpose of obtaining the UTC Stockholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that UTC has determined after consultation with outside legal counsel is reasonably likely to be required under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of UTC prior to the UTC Stockholders Meeting; provided, that UTC shall postpone or adjourn the UTC Stockholders Meeting up to two (2) times for up to thirty (30) days each time upon the reasonable request of Raytheon.

(d)   Raytheon and UTC shall use reasonable best efforts to hold the Raytheon Stockholders Meeting and the UTC Stockholders Meeting on the same date and as soon as reasonably practicable after the date of this Agreement.

(e)   The only matters to be voted upon at each of the Raytheon Stockholders Meeting and the UTC Stockholders Meeting are (i) the Merger, in the case of the Raytheon Stockholders Meeting, and the UTC Share Issuance, in the case of the UTC Stockholders Meeting, (ii) any adjournment or postponement of the Raytheon Stockholders Meeting or the UTC Stockholders Meeting, as applicable, and (iii) any other matters that are required by Applicable Law.

Section 6.2. Access to Information; Confidentiality. Subject to the Confidentiality Agreement and subject to Applicable Law, and solely for the purposes of furthering the Merger, upon reasonable notice, Raytheon shall, and shall cause its subsidiaries to, and UTC shall, and shall cause the subsidiaries of UTC RemainCo to, afford to the other party and to the officers, employees and Representatives of such other party, reasonable access, during normal business hours during the period from the date of this Agreement to the Effective Time, to all of its and their respective properties, books, contracts, commitments, personnel and records (provided that such access shall not unreasonably interfere with the business or operations of such party), and during such period, Raytheon shall, and shall cause its subsidiaries to, and UTC shall, and shall cause the subsidiaries of UTC RemainCo to, furnish promptly to the other party all information concerning its and their business, properties and personnel as such other party may reasonably request; provided that the foregoing shall not require Raytheon or UTC to disclose any information pursuant to this Section 6.2 to the extent that (i) in the reasonable good faith judgment of such party, any Applicable Law requires such party or its subsidiaries to restrict or prohibit access to any such information, (ii) in the reasonable good faith judgment of such party, the information is subject to confidentiality obligations to a third party or (iii) disclosure of any such information or document would result in the loss of attorney-client privilege, attorney work product or other relevant legal privilege; provided, further, that, with respect to the foregoing clauses (i) through (iii), Raytheon or UTC, as applicable, shall use its commercially reasonable efforts to (A) obtain the required consent of any third party necessary to provide such disclosure, (B) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the other party and (C) utilize the procedures of a joint defense agreement or implement such other techniques if the parties determine that doing so would reasonably permit the disclosure of such information without violating Applicable Law or jeopardizing such privilege. No review pursuant to this Section 6.2 shall affect any representation or warranty given by the other party hereto. Any information provided or made available pursuant to this Section 6.2 shall be governed by the terms and conditions of the Confidentiality Agreement. Notwithstanding anything to the contrary in this Section 6.2, UTC and its subsidiaries shall have no obligation under, and shall not be required to afford access or furnish information pursuant to, this Section 6.2 in respect of the Separation or the Distributions, to which this Section 6.2 shall not apply, it being understood that UTC’s obligations in respect of access to information relating to the Separation and the Distributions are governed by Section 6.8 and Section 6.16 (including Section 6.16 of the UTC Disclosure Letter).

Section 6.3.   Reasonable Best Efforts.

(a)   Subject to the terms and conditions of this Agreement, UTC and Raytheon will cooperate with each other and use (and will cause their respective subsidiaries to use) their respective reasonable best efforts to consummate the transactions contemplated by this Agreement and to cause the conditions to the Merger set forth in Article VII to be satisfied as promptly as reasonably practicable, including using all reasonable best efforts to accomplish the following as promptly as reasonably practicable: (i) the obtaining of all actions or non-actions, consents, approvals, registrations, waivers, permits, authorizations, orders, expirations or terminations of waiting periods and other confirmations from any Governmental Entity or other person that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, (ii) the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents (including filings with Governmental Entities) that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, (iii) the taking of all steps as may be necessary, proper or advisable to obtain an approval from, or to avoid an Action by, any Governmental Entity or other person in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, (iv) the defending of any lawsuits or other Actions, whether judicial or administrative, challenging this Agreement or that would otherwise prevent or delay the consummation of the transactions contemplated by this Agreement, including the Merger, performed or consummated by each party in accordance with the terms of this Agreement, including seeking to have any stay, temporary restraining order or injunction entered by any court or other Governmental Entity vacated or reversed, and (v) the execution and delivery of any additional instruments that are or may become reasonably necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including the Merger, and to carry out fully the purposes of this Agreement. Each of UTC and Raytheon shall, in consultation and cooperation with the other and as promptly as reasonably practicable, but in no event later than ten (10) business days from the date of this Agreement, make its respective filing under the HSR Act, and make any filings under any Antitrust Law as set forth on Section 7.1(c) of the UTC Disclosure Letter and any other applications and filings as reasonably determined by UTC and Raytheon under other applicable Antitrust Laws with respect to the transactions contemplated by this Agreement, as promptly as practicable, but in no event later than as required by Applicable Law. Neither UTC nor Raytheon will withdraw any such filings or applications without the prior written consent of the other party. Notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the other party, neither UTC nor Raytheon, nor any of their respective subsidiaries or affiliates, will grant or offer to grant any material accommodation or concession (financial or otherwise), or make any material payment, to any third party in connection with seeking or obtaining its consent to the transactions contemplated by this Agreement.

(b)   In connection with and without limiting the efforts referenced in Section 6.3(a), the parties shall jointly develop, and each of the parties shall consult and cooperate in all respects with one another, and consider in good faith the views of one another, in connection with the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party, hereto in connection with proceedings under or relating to any Antitrust Law prior to their submission. Each of UTC and Raytheon shall (i) furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any governmental filings, submissions or other documents, (ii) promptly inform the other of any such filing, submission or other document and of any communication with or from any Governmental Entity or any official, representative or staff thereof regarding the transactions contemplated by this Agreement, and permit the other to review and discuss in advance, and consider in good faith the views, and secure the participation, of the other in connection with any such filing, submission, document or communication and (iii) cooperate in responding as promptly as reasonably practicable to any investigation or other inquiry from a Governmental Entity or any official, representative or staff thereof or in connection with any Action initiated by a Governmental Entity or private party, including promptly notifying the other party of any such investigation, inquiry or Action, and consulting in advance before making any presentations or submissions to a Governmental Entity or any official, representative or staff thereof, or, in connection with any Action initiated by a private party, to any other person. In addition, each of UTC and Raytheon shall promptly inform and consult with the other in advance of any meeting, conference or communication with any Governmental Entity or any official, representative or staff thereof, or, in connection with any Action by a private party, with any other person, and to the extent not prohibited by Applicable Law or by the applicable Governmental Entity or other person, not participate or attend any meeting or conference, or engage in any communication, with any Governmental Entity or any official, representative or staff thereof or such other person in respect of the transactions contemplated by this Agreement without the other party unless it reasonably consults with the other party in advance and gives the other party a reasonable opportunity to attend and participate therein, and in the event one party is prohibited from, or unable to participate, attend or engage in, any such meeting, conference or communication, keep such party apprised with respect thereto. Each party shall furnish to the other copies of all filings, submissions, correspondence and communications between it and its affiliates and their respective Representatives, on the one hand, and any Governmental Entity or any official, representative or staff thereof (or any other person in connection with any Action initiated by a private party), on the other hand, with respect to the transactions contemplated by this Agreement. Each party may, as it deems advisable and necessary, reasonably designate material provided to the other party as “Outside Counsel Only Material,” and also may reasonably redact the material as necessary to (A) remove personally sensitive information, (B) remove references concerning the valuation of a party and its subsidiaries conducted in connection with the approval and adoption of this Agreement and the negotiations and investigations leading thereto, (C) comply with contractual arrangements, (D) prevent the loss of a legal privilege or (E) comply with Applicable Law.

(c)   The parties shall consult and cooperate in all respects with each other, and consider in good faith the views of the other party with respect to obtaining all consents, approvals, licenses, permits, waivers, orders and authorizations necessary to consummate the transactions contemplated by this Agreement, including the Merger.

(d)   In furtherance of and without limiting the efforts referenced in Section 6.3(a), UTC RemainCo and Raytheon, along with their respective subsidiaries and affiliates, shall take any and all steps necessary to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Entity so as to enable the consummation of the Merger as promptly as practicable, and in any event prior to the Outside Date, including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, to sell, divest, hold separate, lease, license, transfer, dispose of, otherwise encumber or impair or take any other action with respect to UTC RemainCo’s or any of its affiliates’ ability to own or operate any assets, properties, businesses or product lines of UTC RemainCo or any of its affiliates or any assets, properties, businesses or product lines of Raytheon or any of its affiliates (individually or collectively “Remedial Actions”) and (ii) in the event that any permanent or preliminary injunction or other decree, order, judgment, writ, stipulation, award or temporary restraining order (an “Order”) in any Action by or with any Governmental Entity is entered or becomes reasonably foreseeable to be entered that would make consummation of the Merger unlawful or that would otherwise prevent or delay consummation of the Merger, taking any and all steps (including the posting of a bond, commencement, contesting and defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, or the taking of the steps contemplated by clause (i) above) necessary to vacate, modify or suspend such Order; provided that no party shall be required pursuant to this Section 6.3 to commit to or effect any Remedial Action that is not conditioned upon the consummation of the Merger. Raytheon and UTC shall use reasonable best efforts to cooperate with each other and work in good faith to develop the strategy relating to any Remedial Actions and in connection with the process of effecting (including negotiating or committing to effect) any Remedial Actions, including any divestiture process and any communications with potential divestiture buyers relating thereto. Notwithstanding anything in this Agreement to the contrary, no party is required to commit to or effect any sale, divestiture, lease, holding separate pending a sale or other transfer or disposal, or any other restriction or action contemplated by this Section 6.3(d) if such actions, in the aggregate would or would reasonably be expected to have a materially adverse impact on Raytheon, UTC or their respective subsidiaries or affiliates, in each case measured on a scale relative to the size of UTC RemainCo and its subsidiaries, taken as a whole (after giving effect to the Merger) (an “Unacceptable Condition”).

(e)   Each of the parties agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1, it shall not, and shall ensure that none of its subsidiaries shall, consummate, enter into any agreement providing for, or announce, any investment, acquisition, divestiture or other business combination that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement.

(f)   Notwithstanding anything to the contrary in this Section 6.3, UTC and its subsidiaries shall have no obligation under, and shall not be required to commit to or effect any action pursuant to, this Section 6.3 in respect of the Separation or the Distributions (including in relation to UTC’s IRS private letter ruling request with respect to the Distributions and certain related transactions, as amended or supplemented), to which this Section 6.3 shall not apply, it being understood that UTC’s obligations in respect of the Separation and the Distributions are governed by Section 6.8 and Section 6.16.

Section 6.4.   Indemnification, Exculpation and Insurance.

(a)   UTC agrees that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of Raytheon (the “D&O Indemnified Parties”) as provided in the Certificate of Incorporation of Raytheon, the Bylaws of Raytheon or any indemnification contract between such directors or officers and Raytheon (in each case, as in effect on, and, in the case of any indemnification contracts, to the extent made available to UTC prior to, the date of this Agreement) shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, the Surviving Corporation shall, and UTC shall cause the Surviving Corporation to, maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the Certificate of Incorporation of Raytheon and the Bylaws of Raytheon as in effect immediately prior to the Effective Time with respect to acts or omissions occurring prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Parties; provided that all rights to indemnification in respect of any claim made for indemnification within such period shall continue until the disposition of such action or resolution of such claim. From and after the Effective Time, UTC shall guarantee and stand surety for, and shall cause the Surviving Corporation to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.4.

(b)   Prior to the Effective Time, Raytheon shall or, if Raytheon is unable to, UTC shall cause the Surviving Corporation as of or after the Effective Time to, purchase a six (6)-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Raytheon’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement), and UTC shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance hereunder; provided that Raytheon shall not pay, and the Surviving Corporation shall not be required to pay, in excess of 300% of the last annual premium paid by Raytheon prior to the date of this Agreement in respect of such “tail” policy. If Raytheon or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies prior to, as of or after the Effective Time, UTC shall, for a period of six (6) years from the Effective Time, cause the Surviving Corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Raytheon with respect to matters arising on or before the Effective Time; provided that, after the Effective Time, UTC shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by Raytheon prior to the date of this Agreement in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount.

(c)   The covenants contained in this Section 6.4 are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs and shall not be deemed exclusive of any other rights to which any such person is entitled, whether pursuant to Applicable Law, contract or otherwise.

(d)   In the event that UTC or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors or assigns of UTC or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.4.

Section 6.5.   Fees and Expenses. Except as set forth in this Section 6.5 and in Section 8.2, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that each of UTC and Raytheon shall bear and pay one-half of the costs and expenses (other than the fees and expenses of each party’s attorneys and accountants, which shall be borne by the party incurring such expenses) incurred by the parties in connection with (a) the filing, printing and mailing of the Form S-4 and the Joint Proxy Statement (including SEC filing fees) and (b) the filings of the premerger notification and report forms under the HSR Act and similar laws of other jurisdictions (including filing fees).

Section 6.6.   Public Announcements. Raytheon and UTC shall consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby (in the case of UTC, other than the Separation and the Distributions) and shall not issue any such press release or make any such public statement without the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, the first sentence of this Section 6.6 shall not apply to (a) any press release or public statement required by Applicable Law or any listing agreement with any national securities exchange, provided that the party making the release or statement has used its reasonable best efforts to consult with the other party, (b) a Raytheon Recommendation Change (or any responses thereto) or UTC Recommendation Change (or any responses thereto), or the proviso in Section 5.2(b) and Section 5.3(b) (or any response to a statement made pursuant to Section 5.2(b) and Section 5.3(b)), (c) any disclosure of information concerning this Agreement in connection with any dispute between the parties regarding this Agreement and (d) any press release or public statement containing content with respect to this Agreement or the transactions contemplated hereby substantially consistent with content included in any press release or public statement that has been previously consented to by the other party or otherwise exempted from this Section 6.6.

Section 6.7.   NYSE Listing. Raytheon and UTC shall use reasonable best efforts to cause the UTC Common Stock issuable under Article III to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 6.8.   Certain Tax Matters.

(a)   Efforts. From and after the date of this Agreement and until the Effective Time, each party hereto shall use its reasonable best efforts to (i) cause each of the External Separation Transactions, the Merger and the Specified Internal Restructuring Transactions to qualify for its Intended Tax-Free Treatment and (ii) not knowingly take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could reasonably be expected to prevent the External Separation Transactions, the Merger or any Specified Internal Restructuring Transaction from qualifying for its Intended Tax-Free Treatment.

(b)   External Spin-Off Tax Opinion. From and after the date of this Agreement and until the Effective Time, Raytheon shall cooperate with UTC, and UTC and Raytheon shall use their respective reasonable best efforts to facilitate receipt by UTC of the External Spin-Off Tax Opinion from Wachtell, Lipton, Rosen & Katz (or other nationally recognized tax counsel reasonably acceptable to UTC and Raytheon) (“UTC Tax Counsel”). Such opinion shall be issued on the basis of customary representations, assumptions (including the accuracy of the IRS Ruling Request, as amended or supplemented through the date of such opinion, and the accuracy and continuing validity of the IRS Ruling) and undertakings set forth or referred to in such opinion and in the related External Spin-Off Tax Representation Letters. UTC shall (and shall cause Otis SpinCo and Carrier SpinCo to) deliver to UTC Tax Counsel for purposes of the External Spin-Off Tax Opinion customary representations, assumptions and undertakings, reasonably satisfactory in form and substance to UTC Tax Counsel (the “External Spin-Off Tax Representation Letters”). UTC will promptly notify Raytheon if, before the Effective Time, it knows or has reason to believe that UTC is no longer able to obtain the External Spin-Off Tax Opinion or if the terms of this Agreement (including the Separation Principles) would need to be amended in order to facilitate receipt of such opinion.

(c)   IRS Ruling. UTC has submitted to the IRS the IRS Ruling Request, and UTC shall prepare and submit to the IRS supplemental materials relating thereto that UTC determines (after giving Raytheon the opportunity to consult thereon and considering any Raytheon comments) are necessary or appropriate to obtain the requested rulings under the IRS Ruling Request or any additional rulings from the IRS, including additional rulings regarding Section 355, if any, as a result of the transactions contemplated by this Agreement (each, an “IRS Submission”). From and after the date of this Agreement and until the Effective Time, each party hereto agrees to use its reasonable best efforts to facilitate receipt by UTC of the IRS Ruling, including providing such appropriate information as the IRS shall require in connection with the IRS Ruling Request or any IRS Submission. In connection with the IRS Ruling Request, UTC shall (i) keep Raytheon informed of all material actions taken or proposed to be taken by UTC or the IRS, (ii) reasonably in advance of any material IRS Submission, provide Raytheon with a reasonable opportunity to review, discuss and comment on each such IRS Submission, and consider in good faith Raytheon’s comments on such draft to the extent such comments are timely provided, (iii) provide Raytheon with copies of any material written communications received from the IRS with respect to the IRS Ruling Request, including with respect to any IRS Submission and (iv) keep Raytheon promptly and reasonably informed concerning any material communications (however conducted) with the IRS concerning the IRS Ruling Request or any IRS Submission. If the IRS notifies UTC that it will not issue the IRS Ruling (or will not issue any ruling requested in the IRS Ruling Request or an IRS Submission (other than any Internal Restructuring Tax Opinions/Rulings)), then, during the ensuing thirty (30)-day period, the parties will collaborate in good faith to identify possible alternatives (including alternative structures and seeking additional Tax opinions) that the parties determine, with the assistance of their respective tax advisors, will either make likely the receipt of the IRS Ruling (or such ruling) or eliminate the necessity for a ruling, in either case, without (A) materially affecting the value of the transactions contemplated hereby to UTC or Raytheon, (B) substantially increasing the regulatory or other consents or approvals required to consummate the transactions contemplated hereby or by the Separation Documentation, or (C) otherwise resulting in any substantial impediment to the consummation of the transactions contemplated hereby or by the Separation Documentation; provided, that the parties shall not be required to effectuate any alternative structures or transactions or seek any additional Tax opinions pursuant to this sentence in the event that such failure by the IRS to issue such ruling or rulings would not reasonably be expected to result in tax liabilities of UTC RemainCo in excess of $400,000,000 in the aggregate (taking into account all rulings not issued by the IRS). In the event that the parties agree to effectuate such an alternative, they shall, as soon as practicable thereafter, modify the covenants and agreements set forth in this Agreement and/or the Separation Documentation to the extent necessary to reflect such alternative. In furtherance of the foregoing, to the extent necessary to reflect any such alternative, UTC shall submit one or more IRS Submissions to modify the IRS Ruling Request.

(d)   Merger Tax Opinions. From and after the date of this Agreement and until the Effective Time, Raytheon, on the one hand, and UTC, on the other hand, shall cooperate with each other and shall use their respective reasonable best efforts to obtain, a written opinion of Shearman & Sterling LLP (or other nationally recognized tax counsel reasonably acceptable to Raytheon and UTC) (“Raytheon Tax Counsel”), in the case of Raytheon, and a written opinion of UTC Tax Counsel, in the case of UTC, in form and substance reasonably satisfactory to Raytheon and UTC, respectively (each such opinion, a “Merger Tax Opinion”), dated as of the Closing Date, (A) to the effect that, on the basis of customary representations, assumptions (including the accuracy of the IRS Ruling Request, as it may be amended or supplemented through the date of such opinion, and the accuracy and continuing validity of the IRS Ruling) and undertakings set forth or referred to in such opinion and in the related Merger Tax Representation Letters, (i) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) the Merger will not cause Section 355(e) of the Code to apply to either Distribution, and (B) addressing any supplemental matter reasonably requested by both Raytheon and UTC to be included in such opinion. Each of Raytheon, UTC, and Merger Sub shall deliver to Raytheon Tax Counsel and UTC Tax Counsel for purposes of the Merger Tax Opinions customary representations, assumptions and undertakings, reasonably satisfactory in form and substance to Raytheon Tax Counsel and UTC Tax Counsel (the “Merger Tax Representation Letters”). In rendering the Merger Tax Opinion, UTC Tax Counsel and Raytheon Tax Counsel may assume that the External Separation Transactions qualified for their Intended Tax-Free Treatment and would continue to so qualify if the Merger did not occur. Raytheon will promptly notify UTC if, before the Effective Time, (A) it knows or has reason to believe that Raytheon is no longer able to obtain the Merger Tax Opinion from Raytheon Tax Counsel, or (B) the terms of this Agreement (including the Separation Principles) would need to be amended in order to facilitate receipt of such opinion. UTC will promptly notify Raytheon if, before the Effective Time, (A) it knows or has reason to believe that UTC is no longer able to obtain the Merger Tax Opinion from UTC Tax Counsel, including as a result of the failure of any UTC Common Stock to be Qualified UTC Common Stock, or (B) the terms of this Agreement (including the Separation Principles) would need to be amended in order to facilitate receipt of such opinion.

(e)   Internal Restructuring Transactions. From and after the date of this Agreement and until the Effective Time, Raytheon shall cooperate with UTC, and UTC and Raytheon shall use their respective reasonable best efforts, to facilitate receipt by UTC of the Internal Restructuring Tax Opinions/Rulings. If any of the Internal Restructuring Tax Opinions/Rulings are not timely obtained, then notwithstanding anything herein or in the Separation Principles to the contrary, the Step Plan may be altered by UTC in a manner that is reasonably consistent with the overall tax planning for the Separation and the Distributions;

provided, that, no such modification or modifications that would reasonably be expected to result in incremental costs to UTC RemainCo in excess of $500,000,000 in the aggregate may be made without Raytheon’s prior consent (not to be unreasonably withheld, conditioned or delayed).

Section 6.9.   Takeover Statutes. If any antitakeover or similar statute or regulation is or may become applicable to the transactions contemplated by this Agreement, each of the parties hereto and its respective Board of Directors shall (a) grant such approvals and take all such actions as are legally permissible so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise act to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 6.10.   Conveyance Taxes. Raytheon and UTC shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar Taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.

Section 6.11.   Employee Benefits.

(a)   In order to further an orderly transition and integration, Raytheon and UTC shall cooperate in good faith in reviewing, evaluating and analyzing the UTC RemainCo Benefit Plans and Raytheon Benefit Plans with a view towards developing appropriate new benefit plans, or selecting the UTC RemainCo Benefit Plans or Raytheon Benefit Plans, as applicable, that will apply with respect to employees of UTC RemainCo and its subsidiaries (including the Surviving Corporation and its subsidiaries) after the Effective Time (collectively, the “New Benefit Plans”), which New Benefit Plans will, to the extent permitted by Applicable Law, and among other things, (i) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (ii) not discriminate between employees who were covered by UTC RemainCo Benefit Plans, on the one hand, and those covered by Raytheon Benefit Plans, on the other hand, at the Effective Time.

(b)   For purposes of eligibility, participation, vesting and benefit accrual (except (i) for purposes of benefit accrual under any defined benefit pension plan, (ii) to the extent that such credit would result in a duplication of benefits, or (iii) under any plan that is grandfathered or frozen) under the UTC RemainCo Benefit Plans, Raytheon Benefit Plans and the New Benefit Plans, service with or credited by UTC RemainCo, Raytheon or any of their respective subsidiaries or predecessors for continuing employees of Raytheon and its subsidiaries or continuing employees of UTC RemainCo or its subsidiaries shall be treated as service with UTC RemainCo to the same extent that such service was taken into account under the analogous Raytheon Benefit Plan or UTC RemainCo Benefit Plan prior to the Effective Time. With respect to any Raytheon Benefit Plan, UTC RemainCo Benefit Plan or New Benefit Plan in which any employees of UTC RemainCo or Raytheon (or their subsidiaries) prior to the Effective Time first become eligible to participate on or after the Effective Time, and in which such employees did not participate prior to the Effective Time, UTC RemainCo shall: (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous UTC RemainCo Benefit Plan or Raytheon Benefit Plan, as the case may be, and (ii) provide each such employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the Effective Time (or, if later, prior to the time such employee commenced participation in the New Benefit Plan) under a UTC RemainCo Benefit Plan or Raytheon Benefit Plan (to the same extent that such credit was given under the analogous Raytheon or UTC RemainCo Benefit Plan) in satisfying any applicable deductible or out-of-pocket requirements under any Raytheon Benefit Plan, UTC RemainCo Benefit Plan or New Benefit Plan in which such employee first become eligible to participate after the Effective Time.

(c)   Nothing in this Agreement shall confer upon any employee, officer, director or consultant of UTC or Raytheon or any of their subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, Raytheon, UTC or any subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Raytheon, UTC or any subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of UTC or Raytheon or any of their subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Raytheon Benefit Plan, UTC RemainCo Benefit Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement or (ii) alter or limit the ability of the Surviving Corporation or any of its subsidiaries or affiliates to amend, modify or terminate any particular Raytheon Benefit Plan, UTC RemainCo Benefit Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.6, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of UTC or Raytheon or any of their subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.12.   Section 16(b). Raytheon and UTC shall each take all such steps as are reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of Raytheon (including derivative securities) or acquisitions of equity securities of UTC (including derivative securities) in connection herewith by any individual who (a) is a director or officer of Raytheon or (b) at the Effective Time will become a director or officer of UTC, in each case to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.13.   Dividends.

(a)   Each of Raytheon and UTC shall coordinate with the other in respect of the designation of the record dates and payment dates for its quarterly cash dividends, so that holders of shares of Raytheon Common Stock do not (a) receive dividends on both shares of Raytheon Common Stock and UTC Common Stock received in the Merger in respect of any calendar quarter or (b) fail to receive a dividend on either shares of Raytheon Common Stock or UTC Common Stock received in the Merger in respect of any calendar quarter (in the case of this clause (b), unless UTC shall not pay a dividend on any shares of UTC Common Stock in respect of such quarter).

(b)

(i)   On or prior to the date that is ten (10) business days prior to the anticipated Closing Date, UTC may, if it determines in good faith that (A) the Applicable Indebtedness (as defined in the Separation Principles) is reasonably expected to exceed the Target Indebtedness (the amount of such excess, the “Overage Amount”) and (B) the aggregate outstanding principal amount of total indebtedness for borrowed money of Otis SpinCo, Carrier SpinCo and their respective subsidiaries as of immediately following the consummation of the Otis Distribution (in the case of Otis SpinCo) and the Carrier Distribution (in the case of Carrier SpinCo) would exceed $18,250,000,000, deliver written notice (the “Overage Notice”) of such determinations to Raytheon, which such notice shall also set forth the Overage Amount.

(ii)   In the event that UTC delivers an Overage Notice, (A) Raytheon may, in its sole discretion, declare (with a record date prior to the Closing) and pay to its stockholders (whether before or after the Closing, while minimizing any delay in the Closing to the extent reasonably practicable) a cash distribution in an aggregate amount equal to the product of (1) a fraction, the numerator of which is 0.43 and the denominator of which is 0.57, and (2) the Overage Amount, and (B) subject to clause (II) below, whether or not Raytheon elects to pay such a cash distribution, Target Indebtedness shall be deemed for purposes of this Agreement (including the Separation Principles) to be increased by the Overage Amount; provided, that notwithstanding the foregoing, in the event the amount of the cash distribution calculated in accordance with this Section 6.13(b)(ii) would (x) be $250,000,000 or less, UTC may, in its discretion, withdraw the Overage Notice and no provision of this Section 6.13(b)(ii) shall be given effect; provided, that if UTC does not withdraw the Overage Notice, then (I) Raytheon shall be permitted to pay a cash distribution pursuant to this Section 6.13(b)(ii) in an aggregate amount of $250,000,000 and (II) whether or not Raytheon elects to pay such a cash distribution, in lieu of the foregoing clause (B), the Target Indebtedness shall be deemed for purposes of this Agreement (including the Separation Principles) to be increased by $331,000,000, or (y) exceed $2,000,000,000, no provision of this Section 6.13(b)(ii) shall be given effect.

Section 6.14.   Certain Litigation. Each party shall promptly advise the other of any litigation commenced after the date hereof against such party or any of its directors or officers (in their capacity as such) by any stockholders of such party (on their own behalf or on behalf of such party) relating to this Agreement or the transactions contemplated hereby, and shall keep the other parties reasonably informed regarding any such litigation. Such party shall give the other parties the opportunity to participate in the defense or settlement of any such stockholder litigation, and no such settlement shall be agreed to without the other party’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.15.   Stock Exchange Delisting; Deregistration. Prior to the Effective Time, Raytheon shall use its reasonable best efforts to facilitate the commencement of the delisting of Raytheon and of the shares of Raytheon Common Stock from the NYSE as promptly as practicable after the Effective Time. Prior to the Effective Time, Raytheon shall not voluntarily delist the Raytheon Common Stock from the NYSE.

Section 6.16.   Separation and Distributions.

(a)   Following the execution of this Agreement, UTC shall prepare the Separation Documentation to effect the Separation and the Distributions in accordance with the Separation Principles and otherwise on terms that are customary for similar agreements. Subject to the limitations set forth in Section 6.2 (which shall apply to this Section 6.16 mutatis mutandis), UTC shall provide drafts of the Separation Documentation to Raytheon and its Representatives reasonably in advance of filing forms of the Separation Documentation with the SpinCo Registration Statements, shall make its applicable employees, representatives and advisors available to Raytheon’s Representatives a reasonable number of times upon reasonable prior notice (and during normal business hours) for purposes of discussing the draft Separation Documentation, and shall consider in good faith the comments of Raytheon’s Representatives to such documents. Prior to the Distributions, UTC and its applicable subsidiaries shall enter into the Separation Documentation, in each case in form and substance consistent with the terms of this Agreement, including the Separation Principles.

(b)   Promptly following the date of this Agreement, each of Raytheon and UTC shall designate two (2) representatives to serve on a committee (the “Separation Committee”) (it being understood that each party may change or replace its designees serving on the Separation Committee from time to time with written notice to the other party), which shall meet no less frequently than bi-weekly (and more frequently upon Raytheon’s reasonable request) for the purposes of (i) reviewing and discussing cooperatively and in good faith the status of the Separation and the Distributions, including the status of the SpinCo Registration Statements, the Separation Documentation and the Pre-Merger Financing Transactions, and (ii) reviewing and discussing cooperatively and in good faith the status of the Step Plan and any proposed modifications thereto.

(c)   UTC shall consummate the Separation and each Distribution in accordance with this Agreement, including the Separation Principles, and the Separation Documentation as promptly as reasonably practicable (taking into account the requirements of Applicable Law and the rules and regulations of the NYSE), but in any event on or prior to the fourth business day prior to the Outside Date (as such date may be extended pursuant to Section 8.1(b)(i); provided, that notwithstanding anything to the contrary in Section 8.1(b)(i), and without limiting any automatic extension or right of extension provided for therein, in the event that the date upon which both of the following clauses (i) and (ii) have occurred is fewer than 35 days prior to the Outside Date, the Outside Date shall automatically, without any action on the part of the parties hereto, be extended to the first business day after the 35th day following the date on which both of the following clauses (i) and (ii) have occurred), after the (i) satisfaction or waiver of all of the conditions to UTC’s obligations set forth in Section 7.1 and Section 7.2 (subject to the continued satisfaction or waiver thereof, and other than (x) those conditions that by their terms are to be fulfilled at the Closing, provided that each such condition would be fulfilled if the Closing were to occur at such time, and (y) the condition set forth in Section 7.1(i)) and (ii) receipt by UTC from Raytheon of (A) written confirmation that each of the conditions to Raytheon’s obligations set forth in Section 7.1 and Section 7.3 have been satisfied or waived (other than (x) those conditions that by their terms are to be fulfilled at the Closing (provided that each such condition would be fulfilled if the Closing were to occur at such time), and (y) the conditions set forth in Section 7.1(h), Section 7.1(i) and Section 7.1(j)), and Raytheon stands ready, willing and able to consummate the Closing and, upon the satisfaction of the conditions set forth in Section 7.1(h), Section 7.1(i) and Section 7.1(j) and the conditions that by their terms are to be fulfilled at the Closing

(provided that each such condition would be fulfilled if the Closing were to occur at such time), will consummate the Closing, and (B) the executed certificate contemplated by Section 7.2(c) (assuming for such purpose (and without otherwise limiting Section 7.2(c) in any respect) that any reference in such certificate to the Closing Date is a reference to the date of such certificate).

Section 6.17.   Merger Sub Approval. Promptly following the execution of this Agreement, UTC shall take all action necessary to cause this Agreement and the Merger to be adopted by the sole stockholder of Merger Sub.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1.   Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger, and to the obligation of UTC to effect the Separation and the Distributions, is subject to the satisfaction or waiver, in whole or in part (to the extent permitted by Applicable Law), on or prior to the Closing Date of the following conditions (except, in the case of the obligation of UTC to effect the Separation and the Distributions, the condition set forth in Section 7.1(i)):

(a)   Stockholder Approvals. Each of the Raytheon Stockholder Approval and the UTC Stockholder Approval shall have been obtained.

(b)   HSR Act. Any applicable waiting period (and any extension thereof) under the HSR Act relating to the consummation of the Merger shall have expired or early termination thereof shall have been granted without the imposition, individually or in the aggregate, of an Unacceptable Condition.

(c)   Other Approvals. Any authorization or consent from a Governmental Entity required to be obtained with respect to the Merger under any Antitrust Law as set forth on Section 7.1(c) of the UTC Disclosure Letter shall have been obtained and shall remain in full force and effect, in each case without the imposition, individually or in the aggregate, of an Unacceptable Condition.

(d)   No Injunctions or Restraints. No Governmental Entity of competent jurisdiction shall have issued or entered any Order after the date of this Agreement, and no Applicable Law shall have been enacted or promulgated after the date of this Agreement, in each case, that (whether temporary or permanent) is then in effect and has the effect of (i) enjoining or otherwise prohibiting the consummation of the Separation, either Distribution, or the Merger or (ii) resulting, individually or in the aggregate, in an Unacceptable Condition.

(e)   Registration Statements. (i) The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or any Actions by the SEC seeking a stop order and (ii) each of the SpinCo Registration Statements shall have become effective under the Exchange Act or the Securities Act, as applicable, and shall not be the subject of any stop order or any Actions by the SEC seeking a stop order.

(f)   Stock Exchange Listings. The shares of UTC Common Stock to be issued in the UTC Share Issuance shall have been approved for listing on the NYSE, and the shares of common stock to be distributed in each of the Distributions shall have been approved for listing on the applicable securities exchange(s), in each case subject to official notice of issuance.

(g)   IRS Ruling. UTC shall have received the IRS Ruling, and the IRS Ruling shall continue to be valid as of the Closing Date.

(h)   External Spin-Off Tax Opinion. UTC shall have received the External Spin-Off Tax Opinion, and such opinion shall not have been withdrawn or adversely modified.

(i)   Separation and Distributions. UTC shall have consummated the Separation and the Distributions and the effective time of both Distributions shall have occurred.

(j)   Surplus/Solvency Opinions. UTC shall have received one or more opinions (which have not been withdrawn or adversely modified) in customary form from one or more nationally recognized valuation or accounting firms or investment banks as to the adequacy of surplus under Delaware Law with respect to

Otis SpinCo and Carrier SpinCo to effect the applicable Pre-Closing Cash Distribution and/or the issuance to UTC of Otis SpinCo Debt Securities or Carrier SpinCo Debt Securities, as applicable, and with respect to UTC to effect each Distribution, and as to the solvency of each of UTC RemainCo, Otis SpinCo and Carrier SpinCo after giving effect to the foregoing.

Section 7.2.   Conditions to Obligations of UTC. The obligation of UTC to effect the Merger, the Separation and the Distributions is further subject to satisfaction or waiver, in whole or in part (to the extent permitted by Applicable Law), of the following conditions:

(a)   Representations and Warranties. (i) The representations and warranties of Raytheon contained in Section 4.1(a), Section 4.1(b)(i), Section 4.1(c)(iii) and Section 4.1(w) shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties, shall be true and correct in all material respects as of such date), (ii) the representations and warranties of Raytheon contained in Section 4.1(c)(i) and Section 4.1(c)(ii) shall be true and correct in all respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties, shall be true and correct in all material respects as of such date), except for any de minimis inaccuracies, (iii) the representations and warranties of Raytheon contained in Section 4.1(g)(ii) shall be true and correct as of the Closing Date as though made on the Closing Date and (iv) each of the representations and warranties of Raytheon contained in this Agreement (other than those contained in the sections set forth in the preceding clauses (i), (ii) and (iii)) (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or any provisions contained therein relating to preventing or materially delaying the consummation of any of the transactions contemplated hereby set forth therein) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct as of such date), except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Raytheon.

(b)   Performance of Obligations of Raytheon. Raytheon shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)   Officer’s Certificate. UTC shall have received an officer’s certificate duly executed by the Chief Executive Officer or the Chief Financial Officer of Raytheon to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d)   Merger Tax Opinion. UTC shall have received the Merger Tax Opinion from UTC Tax Counsel, and such opinion shall not have been withdrawn or adversely modified.

Section 7.3.   Conditions to Obligations of Raytheon. The obligation of Raytheon to effect the Merger is further subject to satisfaction or waiver, in whole or in part (to the extent permitted by Applicable Law), of the following conditions:

(a)   Representations and Warranties. (i) The representations and warranties of UTC contained in Section 4.2(a), Section 4.2(b)(i), Section 4.2(c)(iii) and Section 4.2(w) shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties, shall be true and correct in all material respects as of such date), (ii) the representations and warranties of UTC contained in Section 4.2(c)(i) and Section 4.2(c)(ii) shall be true and correct in all respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties, shall be true and correct in all material respects as of such date), except for any de minimis inaccuracies, (iii) the representations and warranties of UTC contained in Section 4.2(g)(ii) shall be true and correct as of the Closing Date as though made on the Closing Date and (iv) each of the representations and warranties of UTC contained in this Agreement (other than those contained in the sections set forth in the preceding clauses (i), (ii) and (iii)) (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or any provisions contained therein relating to preventing or materially delaying the consummation of any of the transactions contemplated hereby set forth therein) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct as of such date), except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on UTC.

(b)   Performance of Obligations of UTC. UTC shall have performed (i) in all material respects all obligations required to be performed by it under this Agreement and (ii) in all respects the obligation required to be performed by it under the first sentence of Section 3 of the Separation Principles (relating to the Applicable Indebtedness (as defined in the Separation Principles) not exceeding the Target Indebtedness), in the case of each of clauses (i) and (ii), at or prior to the Closing Date.

(c)   Officer’s Certificate. Raytheon shall have received an officer’s certificate duly executed by the Chief Executive Officer or the Chief Financial Officer of UTC to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d)   Merger Tax Opinion. Raytheon shall have received the Merger Tax Opinion from Raytheon Tax Counsel, and such opinion shall not have been withdrawn or adversely modified.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1.   Termination. This Agreement may be terminated at any time prior to the Effective Time, and whether before or (except in the case of Section 8.1(e) or Section 8.1(f)) after the Raytheon Stockholder Approval or the UTC Stockholder Approval:

(a)   by mutual written consent of Raytheon and UTC;

(b)   by either Raytheon or UTC, if:

(i)   the Merger shall not have been consummated by July 1, 2020 (the “Outside Date”); provided that if the Closing shall not have occurred by the Outside Date but on that date (A) any of the conditions set forth in Section 7.1(b), Section 7.1(c) or Section 7.1(d) (solely as it relates to any Antitrust Laws or Orders entered thereunder) shall not be satisfied or waived but all other conditions shall have been satisfied or waived (other than those that by their terms are to be fulfilled at the Closing, provided that each such condition would be capable of being fulfilled if the Closing were to occur on such date, and the conditions set forth in Section 7.1(e)(ii), Section 7.1(h), Section 7.1(i) and Section 7.1(j)), then the Outside Date shall automatically, without any action on the part of the parties hereto, be extended to January 4, 2021; provided, further, that if the Outside Date shall have been extended pursuant to this clause (A) to January 4, 2021 and the satisfaction or waiver of the last of the conditions set forth in Section 7.1(b), Section 7.1(c) or Section 7.1(d) (solely as it relates to any Antitrust Laws or Orders entered thereunder) occurs on or after November 15, 2020 (and the condition set forth in Section 7.1(i) shall not have been satisfied or waived as of the date on which the last of such conditions is satisfied or waived), then UTC may, in its sole discretion, by written notice to Raytheon on or before the Outside Date, further extend the Outside Date to the first business day after the 50th day following the date on which the last of such conditions is satisfied or waived, or (B) any of the conditions set forth in Section 7.1(e)(ii), Section 7.1(h), Section 7.1(i) and Section 7.1(j) shall not be satisfied or waived but all other conditions shall have been satisfied or waived (other than those that by their terms are to be fulfilled at the Closing, provided that each such condition would be capable of being fulfilled if the Closing were to occur on such date), then each of UTC and Raytheon may, in its sole discretion, by written notice to the other on or before the Outside Date, extend the Outside Date to October 1, 2020; provided, further, that if the Outside Date shall have been extended pursuant to this clause (B) by either UTC or Raytheon to October 1, 2020 but the Closing shall not have occurred by such date and on such date any of the conditions set forth in Section 7.1(e)(ii), Section 7.1(h), Section 7.1(i) and Section 7.1(j) shall not be satisfied or waived but all other conditions shall have been satisfied or waived (other than those that by their terms are to be fulfilled at the Closing, provided that each such condition would be capable of being fulfilled if the Closing were to occur on such date), then Raytheon may, in its sole discretion, by written notice to UTC on or before such date, further extend the Outside Date to January 4, 2021, and, in each case of clauses (A) and (B), as applicable, such date shall be the “Outside Date” for purposes of this Agreement; provided, further, that the terms of this Section 8.1(b)(i) shall also be subject to the first proviso set forth in Section 6.16(c); provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if a material breach by such party of any of its obligations under this Agreement has been the principal cause of or principally resulted in the failure of the Closing to have occurred on or before the Outside Date;

(ii)   the Raytheon Stockholder Approval shall not have been obtained upon a vote taken thereon at the Raytheon Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(iii)   the UTC Stockholder Approval shall not have been obtained upon a vote taken thereon at the UTC Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(iv)   (A) prior to the Effective Time, any Governmental Entity of competent jurisdiction shall have issued or entered any Order after the date of this Agreement or any Applicable Law shall have been enacted or promulgated after the date of this Agreement that has the effect of permanently restraining, enjoining or otherwise prohibiting the Separation, either Distribution, or the Merger, and in the case of such an Order, such Order shall have become final and non-appealable, or (B) any expiration, termination, authorization or consent from a Governmental Entity required to be obtained pursuant to Section 7.1(b) or Section 7.1(c) shall have been denied and such denial shall have become final and non-appealable; provided, that the right to terminate this Agreement under this Section 8.1(b)(iv) shall not be available to a party if a material breach by such party of its obligations under Section 6.3 has been the principal cause of or principally resulted in the issuance of such Order or the denial of such expiration, termination, authorization or consent;

(c)   by UTC (provided that UTC is not then in breach of any representation, warranty, covenant or other agreement contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b)), if Raytheon shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (ii) is incapable of being cured by Raytheon or is not cured within forty-five (45) days of written notice thereof from UTC;

(d)   by Raytheon (provided that Raytheon is not then in breach of any representation, warranty, covenant or other agreement contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b)), if UTC shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (ii) is incapable of being cured by UTC or is not cured within forty-five (45) days of written notice thereof from Raytheon;

(e)   by UTC, at any time prior to the Raytheon Stockholders Meeting, if a UTC Triggering Event shall have occurred; and

(f)   by Raytheon, at any time prior to the UTC Stockholders Meeting, if a Raytheon Triggering Event shall have occurred.

Section 8.2.   Effect of Termination.

(a)   In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void, and there shall be no liability or obligation on the part of any of the parties, except (i) the provisions of this Section 8.2, the last sentence of Section 6.2, Section 6.5 and Article IX shall survive any such termination of this Agreement and no such termination shall relieve either party from any liability or obligation under such provisions and (ii) nothing contained herein shall relieve any party from liability for any Willful Breach hereof or fraud.

(b)   If this Agreement is terminated:

(i)   by UTC pursuant to Section 8.1(e), or by either UTC or Raytheon pursuant to Section 8.1(b)(ii) at a time when UTC would have been entitled to terminate this Agreement pursuant to Section 8.1(e); or

(ii)   by UTC or Raytheon pursuant to Section 8.1(b)(ii) or by UTC pursuant to Section 8.1(c) as a result of a breach of Raytheon’s covenants set forth in Section 5.2 or Section 6.1, and at or prior to the Raytheon Stockholders Meeting, in the case of a termination pursuant to Section 8.1(b)(ii), or the time of such breach by Raytheon, in the case of a termination pursuant to Section 8.1(c), there shall have been publicly made to the stockholders of Raytheon generally or shall otherwise have become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make, or in the case of a termination pursuant to Section 8.1(c), there shall otherwise have been made known to the Board of Directors of Raytheon, an offer or proposal for a Raytheon Alternative Transaction, which shall not have been irrevocably withdrawn at or prior to the Raytheon Stockholders Meeting, in the case of a termination pursuant to Section 8.1(b)(ii), or the time of such breach, in the case of a termination pursuant to Section 8.1(c), if, within twelve (12) months of termination of this Agreement, Raytheon or its subsidiaries enters into a definitive agreement with any Raytheon Third Party with respect to any Raytheon Alternative Transaction or any Raytheon Alternative Transaction is consummated; then Raytheon shall pay to UTC, not later than, in the case of clause (i), the date of termination of this Agreement, and in the case of clause (ii), two (2) business days after the earlier of the date the agreement with respect to the Raytheon Alternative Transaction is entered into and the date the Raytheon Alternative Transaction is consummated, a termination fee of $1,785,000,000 (the “Raytheon Termination Fee”); provided, that for purposes of this Section 8.2(b), the term Raytheon Alternative Transaction shall have the meaning assigned to the term in Section 5.2(a), except that all references to “20%” shall be deemed replaced with “50%”.

(c)   If this Agreement is terminated:

(i)   by Raytheon pursuant to Section 8.1(f), or by either Raytheon or UTC pursuant to Section 8.1(b)(iii) at a time when Raytheon would have been entitled to terminate this Agreement pursuant to Section 8.1(f); or

(ii)   by Raytheon or UTC pursuant to Section 8.1(b)(iii) or by Raytheon pursuant to Section 8.1(d) as a result of a breach of UTC’s covenants set forth in Section 5.3 or Section 6.1, and at or prior to the UTC Stockholders Meeting, in the case of a termination pursuant to Section 8.1(b)(iii), or the time of such breach by UTC, in the case of a termination pursuant to Section 8.1(d), there shall have been publicly made to the stockholders of UTC generally or shall otherwise have become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make, or in the case of a termination pursuant to Section 8.1(d), there shall otherwise have been made known to the Board of Directors of UTC, an offer or proposal for a UTC Alternative Transaction, which shall not have been irrevocably withdrawn at or prior to the UTC Stockholders Meeting, in the case of a termination pursuant to Section 8.1(b)(iii), or the time of such breach, in the case of a termination pursuant to Section 8.1(d), if, within twelve (12) months of termination of this Agreement, UTC or its subsidiaries enters into a definitive agreement with any UTC Third Party with respect to any UTC Alternative Transaction or any UTC Alternative Transaction is consummated; then UTC shall pay to Raytheon, not later than, in the case of clause (i), the date of termination of this Agreement, and in the case of clause (ii), two (2) business days after the earlier of the date the agreement with respect to the UTC Alternative Transaction is entered into and the date the UTC Alternative Transaction is consummated, a termination fee of $2,365,000,000 (the “UTC Termination Fee”); provided that, for purposes of this Section 8.2(c), the term UTC Alternative Transaction shall have the meaning assigned to the term in Section 5.3(a), except that all references to “20%” shall be deemed replaced with “50%”.

(d)   Any Raytheon Termination Fee or UTC Termination Fee payable under Section 8.2(b) or Section 8.2(c) shall be payable in immediately available funds no later than the applicable date set forth therein. If a party fails to promptly pay to the other party any fee due under such Section 8.2(b) or Section 8.2(c), the defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment.

(e)   Each party agrees that notwithstanding anything in this Agreement to the contrary (other than with respect to claims for, or arising out of or in connection with a Willful Breach hereunder or fraud), in the event that any Raytheon Termination Fee or UTC Termination Fee is paid to a party in circumstances in which such fee is payable in accordance with this Section 8.2, (i) the payment of such Raytheon Termination Fee or UTC Termination Fee shall be the sole and exclusive remedy of such party, its subsidiaries, stockholders, affiliates, officers, directors, employees and Representatives against the other party or any of its Representatives or affiliates for, and (ii) in no event will the party being paid any Raytheon Termination Fee or UTC Termination Fee or any other such person seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, in each case of clause (i) and (ii), (A) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and (iii) no party nor any affiliates or Representatives of any party shall have any further liability or obligation to the other party relating to or arising out of this Agreement or the transactions contemplated hereby. In no event shall any party be required to pay a Raytheon Termination Fee or UTC Termination Fee, as applicable, on more than one occasion.

Section 8.3.   Amendment. Subject to compliance with Applicable Law, this Agreement may be amended by the parties hereto at any time before or after the Raytheon Stockholder Approval or the UTC Stockholder Approval; provided that any amendment of this Agreement that requires approval by the stockholders of Raytheon or approval by the stockholders of UTC under Applicable Law shall be subject to such approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties’ respective Boards of Directors or a duly authorized committee thereof.

Section 8.4.   Extension; Waiver. At any time prior to the Effective Time, a party may, subject to the proviso of Section 8.3 (and for this purpose treating any waiver referred to below as an amendment), (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance by the other party with any of the agreements or conditions for the benefit of such party contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by Raytheon or UTC shall require the approval of the stockholders of Raytheon or UTC, respectively, unless such approval is required by Applicable Law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any extension or waiver given in compliance with this Section 8.4 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1.   Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit any covenant or agreement of the parties that, by its terms, contemplates performance after the Effective Time.

Section 9.2.   Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or delivered by electronic mail (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to UTC or Merger Sub to:

United Technologies Corporation
10 Farm Springs Road
Farmington, Connecticut 06032
	Attention:	Charles D. Gill
Executive Vice President and General Counsel
	Email:	Charles.Gill@utc.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
	Attention:	Joshua R. Cammaker
Edward J. Lee
Victor Goldfeld
	Email:	JRCammaker@wlrk.com
EJLee@wlrk.com
VGoldfeld@wlrk.com
(b)	if to Raytheon, to:

Raytheon Company
870 Winter Street
Waltham, Massachusetts 02451
	Attention:	Frank R. Jimenez
Vice President, General Counsel and Corporate Secretary
	Email:	frj@raytheon.com

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
	Attention:	Clare O’Brien
Sean Skiffington
Cody Wright
	Email:	cobrien@shearman.com
sean.skiffington@shearman.com
cody.wright@shearman.com

Section 9.3.   Definitions. For purposes of this Agreement:

(a)   “affiliate” means, with respect to any person, another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise;

(b)   “Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. Travel Act, the U.K. Bribery Act 2010, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any other Applicable Law relating to anti-corruption or anti-bribery;

(c)   “business day” means any day other than a Saturday, Sunday or federal holiday, or a day on which banks in New York, New York are authorized or obligated by law to close;

(d)   “Carrier Business” means, collectively, (i) the business, operations and activities of the “Carrier” (formerly known as UTC Climate, Controls & Security) reporting segment of UTC conducted at any time prior to the consummation of the Carrier Distribution by UTC or by any of its current or former subsidiaries and (ii) any terminated, divested, or discontinued businesses, operations and activities that, at the time of termination, divestiture or discontinuation, primarily related to the business, operations and activities described in clause (i) as then conducted;

(e)   “Carrier Debt-For-Debt Exchange” means the use of Carrier SpinCo Debt Securities to satisfy then-outstanding indebtedness of UTC pursuant to one or more debt-for-debt exchange transactions (whether prior to or after the Effective Time) in a manner that is consistent with (i) the Intended Tax-Free Treatment of the External Separation Transactions and (ii) the IRS Ruling;

(f)   “Carrier Distribution” means the pro rata distribution to the stockholders of UTC (prior to the Merger) of 100% of the common stock of Carrier SpinCo;

(g)   “Carrier SpinCo” means a wholly owned subsidiary of UTC (prior to the Carrier Distribution), which, at the time of the Carrier Distribution, directly or indirectly through its subsidiaries, will hold the Carrier Business;

(h)   “Carrier SpinCo Debt Securities” means debt securities issued by Carrier SpinCo to UTC which have terms that are consistent with (i) the Intended Tax-Free Treatment of the External Separation Transactions and (ii) the IRS Ruling;

(i)   “Carrier SpinCo Pre-Closing Cash Distribution” means the distribution by Carrier SpinCo of cash to UTC prior to the effective time of the Carrier Distribution, which cash will be used by UTC, in one or more transactions prior to or after the Effective Time, to repurchase or otherwise retire for cash then-outstanding indebtedness of UTC (whether by tender offer, redemption or otherwise) in a manner that is consistent with (i) the Intended Tax-Free Treatment of the External Separation Transactions and (ii) the IRS Ruling;

(j)   “Clean Team Agreement” means that certain Clean Team Agreement, dated as of May 8, 2019, between Raytheon and UTC;

(k)   “Customs & International Trade Authorizations” means any and all licenses, registrations and approvals required pursuant to the Customs & International Trade Laws for the lawful export or import of goods, software, technology, technical data, services and international financial transactions;

(l)   “Customs & International Trade Laws” means the applicable export control, import, customs and trade, and anti-boycott Laws of any jurisdiction in which Raytheon or UTC or any of their respective subsidiaries is incorporated or does business, including the Tariff Act of 1930, as amended, and other Applicable Laws administered or enforced by the U.S. Department of Commerce, U.S. International Trade Commission, U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, and their predecessor or successor agencies; the Export Administration Act of 1979, as amended; the Export Administration Regulations, including related restrictions with regard to transactions involving persons on the U.S. Department of Commerce Denied Persons List, Unverified List or Entity List; the Arms Export Control Act, as amended; the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving persons on the Debarred List; the anti-boycott Laws administered by the U.S. Department of Commerce; and the anti-boycott Laws administered by the U.S. Department of the Treasury;

(m)   “Debt Reallocation” means (i) any assumption of UTC liabilities by Otis SpinCo in connection with the Otis Contribution, (ii) any assumption of UTC liabilities by Carrier SpinCo in connection with the Carrier Contribution, (iii) the receipt by UTC of any Otis SpinCo Debt Securities and the consummation of any Otis Debt-For-Debt Exchange, (iv) the receipt by UTC of any Carrier SpinCo Debt Securities and the consummation of any Carrier Debt-For-Debt Exchange, (v) the receipt by UTC of any Otis SpinCo Pre-Closing Cash Distribution and the use of such cash by UTC to retire then-outstanding indebtedness of UTC (whether by tender offer, redemption or otherwise), and/or (vi) the receipt by UTC of any Carrier SpinCo Pre-Closing Cash Distribution and the use of such cash by UTC to retire then-outstanding indebtedness of UTC (whether by tender offer, redemption or otherwise);

(n)   “Distribution” means either the Otis Distribution or the Carrier Distribution, and “Distributions” means, collectively, the Otis Distribution and the Carrier Distribution;

(o)   “Environmental Laws” means all Applicable Laws relating to pollution or protection of the environment, natural resources, including natural resource damages, or, as it relates to exposure to Hazardous Materials, human health and safety, including Applicable Laws relating to Releases of, or exposure to, Hazardous Materials, and to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials;

(p)   “ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended;

(q)   “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA;

(r)   “External Separation Transactions” means the Otis Contribution, the Carrier Contribution, the Distributions and the Debt Reallocation;

(s)   “External Spin-Off Tax Opinion” means, a written opinion of UTC Tax Counsel, in form and substance reasonably satisfactory to UTC and Raytheon, with respect to each Distribution and dated as of the date of the applicable Distribution, (A) to the effect that (i) such Distribution will be treated as satisfying the business purpose requirement described in Treasury Regulations Section 1.355-2(b)(1); (ii) such Distribution will not be treated as being used principally as a device for the distribution of earnings and profits of the distributing corporation or the controlled corporation or both under Section 355(a)(1)(B) of the Code; and (iii) the stock of each controlled corporation distributed in such Distribution will not be treated as other than “qualified property” by reason of Section 355(e)(1) of the Code, and (B) addressing any supplemental matter reasonably requested by both UTC and Raytheon to be included in such opinion;

(t)   “Government Contract” means (i) a material contract with any Governmental Entity, any prime contractor of a Governmental Entity in its capacity as a prime contractor or any subcontractor with respect to any such contract or (ii) a contract with respect to a Governmental Entity classified program or that pertains to certain information that for purposes of national security has been classified at or above the level of secret, in each case that is to be performed in whole or in part after the date of this Agreement;

(u)   “Hazardous Materials” means any material, substance, chemical or waste (or combination thereof) that is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, a per- or polyfluoroalkyl substance, petroleum, oil, asbestos, or words of similar meaning or effect under any Applicable Law relating to pollution, waste, the environment, health, safety, or natural resources;

(v)   “Intellectual Property” means all patents, trademarks, service marks, trade names, copyrights and rights in copyrightable subject matter, Internet domain names, rights in trade secrets, know-how and other confidential or proprietary information, and other intellectual property rights, and any registrations and applications therefor;

(w)   “Intended Tax-Free Treatment” means the qualification of (i) the Otis Contribution and the Otis Distribution, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) the Carrier Contribution and the Carrier Distribution, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code, (iii) each of the Distributions as a transaction in which gain or loss is not recognized by UTC or the UTC stockholders under Section 355 of the Code (including the non-application of Sections 355(d) and 355(e) of the Code) , (iv) the Debt Reallocation as a transaction in which gain or loss is generally not recognized by UTC for U.S. federal income tax purposes, (v) the Merger (A) as not causing Section 355(e) of the Code to apply to either Distribution and (B) as a “reorganization” within the meaning of Section 368(a) of the Code, and (vi) the Specified Internal Restructuring Transactions as tax-free in whole or in part to the extent such treatment either (A) is supported by one or more Internal Restructuring Tax Opinions/Rulings or (B) has been initially reported for Tax purposes with such treatment on any originally filed Tax Return;

(x)   “Internal Restructuring Tax Opinions/Rulings” means the tax opinions and tax rulings set forth in Section 6.16 of the UTC Disclosure Letter;

(y)   “IRS Ruling” means a private letter ruling from the IRS, in form and substance reasonably satisfactory to UTC and Raytheon, to the effect that (i) each of the Otis Contribution and the Otis Distribution, taken together, and the Carrier Contribution and the Carrier Distribution, taken together, will qualify as a tax-free reorganization and distribution pursuant to Sections 368(a) and 355 of the Code, and (ii) UTC generally will not recognize gain or loss for U.S. federal income Tax purposes in connection with any Debt Reallocation;

(z)   “IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and other information technology equipment or systems;

(aa)   “knowledge” means, with respect to UTC or Raytheon, as applicable, the knowledge of UTC’s or Raytheon’s, as applicable, Chief Executive Officer, Chief Financial Officer, General Counsel and Chief Human Resources Officer (or equivalent officer);

(bb)   “Material Adverse Effect” on Raytheon or UTC means any change, event or development (each, a “Change”) that has had, or would reasonably be expected to have, individually or in the aggregate with all other Changes, a material adverse effect on the business, financial condition or results of operations of Raytheon and its subsidiaries, taken as a whole, or UTC RemainCo and its subsidiaries (without giving effect to the Merger), taken as a whole, respectively, excluding any Change to the extent that it results from or arises out of (i) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, (ii) any failure, in and of itself, by Raytheon or UTC, respectively, to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be, a Material Adverse Effect on Raytheon or UTC, respectively, unless otherwise excluded in this definition of “Material Adverse Effect”), (iii) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement, including any litigation resulting or arising therefrom or with respect thereto or the impact thereof on the relationships of Raytheon or UTC, respectively, and its subsidiaries, with customers, suppliers or partners (except that this clause (iii) shall not apply with respect to the representations or warranties in Section 4.1(b)(ii) and Section 4.1(b)(iii), in the case of Raytheon, and Section 4.2(b)(ii) and Section 4.2(b)(iii), in the case of UTC), or compliance with or performance of this Agreement, (iv) any change, in and of itself, in the market price or trading volume of the securities of Raytheon or UTC, respectively (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a Material Adverse Effect on Raytheon or UTC, respectively, unless otherwise excluded in this definition of “Material Adverse Effect”), (v) any change in Applicable Law or GAAP (or authoritative interpretation thereof), (vi) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, or any trade wars or sanctions, (vii) any hurricane, tornado, flood, earthquake or other natural disaster, (viii) any changes, including in credit ratings or credit outlook, generally affecting the industries in which Raytheon or UTC operates or (ix) any action required by Section 6.3 or Section 6.16 of this Agreement; provided, that the exclusions in clauses (i), (v), (vi), (vii) and (viii) shall not apply to the extent the Changes set forth therein have a disproportionate impact on Raytheon and its subsidiaries, or UTC RemainCo and its subsidiaries (without giving effect to the Merger), as applicable, relative to other participants in the industries in which Raytheon and its subsidiaries, or UTC RemainCo and its subsidiaries (without giving effect to the Merger), respectively, operate;

(cc)   “Multiemployer Plan” means any plan that is a multiemployer plan, as defined in Section 3(37) or 4001(a)(3) of ERISA;

(dd)   “Multiple Employer Plan” means any plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA;

(ee)   “Otis Business” means, collectively, (i) the business, operations and activities of the “Otis” reporting segment of UTC conducted at any time prior to the consummation of the Otis Distribution by UTC or by any of its current or former subsidiaries and (ii) any terminated, divested, or discontinued businesses, operations and activities that, at the time of termination, divestiture or discontinuation, primarily related to the business, operations and activities described in clause (i) as then conducted;

(ff)   “Otis Debt-For-Debt Exchange” means the use of Otis SpinCo Debt Securities to satisfy then-outstanding indebtedness of UTC pursuant to one or more debt-for-debt exchange transactions (whether prior to or after the Effective Time) in a manner that is consistent with (i) the Intended Tax-Free Treatment of the External Separation Transactions and (ii) the IRS Ruling;

(gg)   “Otis Distribution” means the pro rata distribution to the stockholders of UTC (prior to the Merger) of 100% of the common stock of Otis SpinCo;

(hh)   “Otis SpinCo” means a wholly owned subsidiary of UTC (prior to the Otis Distribution), which, at the time of the Otis Distribution, directly or indirectly through its subsidiaries, will hold the Otis Business;

(ii)   “Otis SpinCo Debt Securities” means debt securities issued by Otis SpinCo to UTC which have terms that are consistent with (i) the Intended Tax-Free Treatment of the External Separation Transactions and (ii) the IRS Ruling;

(jj)   “Otis SpinCo Pre-Closing Cash Distribution” means the distribution by Otis SpinCo of cash to UTC prior to the effective time of the Otis Distribution, which cash will be used by UTC, in one or more transactions prior to or after the Effective Time, to repurchase or otherwise retire for cash then-outstanding indebtedness of UTC (whether by tender offer, redemption or otherwise) in a manner that is consistent with (i) the Intended Tax-Free Treatment of the External Separation Transactions and (ii) the IRS Ruling;

(kk)   “Permitted Liens” means all liens, charges, encumbrances, mortgages, deeds of trust and security agreements disclosed in any Raytheon Filed SEC Documents or UTC Filed SEC Documents, as the case may be, together with the following (without duplication): (i) Liens imposed by Applicable Law, such as and mechanics and materialmen Liens, in each case for sums not yet overdue for a period or more than thirty (30) days or being contested in good faith by appropriate proceedings or such other Liens arising out of judgments or awards against Raytheon or UTC, as the case may be, with respect to which Raytheon or UTC, respectively, shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of Raytheon or UTC, as the case may be, in accordance with GAAP, (ii) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than thirty (30) days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of Raytheon or UTC, as the case may be, in accordance with GAAP, (iii) Liens securing judgments for the payment of money so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period with which such proceedings may be initiated has not expired, (iv) minor survey exceptions on existing surveys or which would be shown on a current accurate survey, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes (including, for the avoidance of doubt, operating agreements), matters disclosed by a current survey, or zoning or other restrictions as to the use of the affected real property, which do not in the aggregate materially adversely affect the value of the leased property or materially impair their use in the operation of the business of the tenant, (v) Liens arising from licenses of Intellectual Property in the ordinary course of business, (vi) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by Raytheon or UTC, as the case may be, in the ordinary course of business, (vii) leases, subleases, licenses and occupancy agreements by Raytheon or UTC, as the case may be, as landlord, sublandlord or licensor, (viii) Liens disclosed on any title insurance policy held by Raytheon or UTC, as the case may be, in existence on the date of this Agreement and (ix) with respect to leased property, all liens, charges and encumbrances existing on the date of the applicable lease, and all mortgages and deeds of trust now or hereafter placed on the leased property by the third-party landlord;

(ll)   “person” means a natural person, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

(mm)   “Personal Data” means any information about an identifiable individual that alone or in combination with other information could be used to identify an individual, and includes information that is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any Applicable Law;

(nn)   “Qualified UTC Common Stock” means UTC Common Stock that was not acquired directly or indirectly pursuant to the plan (or series of related transactions) which includes either of the Distributions (within the meaning of Section 355(e) of the Code);

(oo)   “Raytheon Benefit Plan” means each employee or director compensation or benefit plan, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock or stock-based, severance, retention, employment, change of control or fringe benefit plan, program or agreement that is or has been sponsored, maintained or contributed to by Raytheon or any of its subsidiaries or which Raytheon or any of its subsidiaries is obligated to sponsor, maintain or contribute to, but excluding any Multiemployer Plan;

(pp)   “Raytheon Revolver” means that certain Five-Year Competitive Advance and Revolving Credit Agreement by and among Raytheon as the borrower, the lenders named therein, and JPMorgan Chase Bank, N.A. as administrative agent, dated as of November 13, 2015;

(qq)   “Raytheon Triggering Event” means (i) the Board of Directors of UTC or any committee thereof shall have made a UTC Recommendation Change or (ii) there has been a Willful Breach by UTC of any of the provisions set forth in Section 5.3;

(rr)   “Release” means any release, spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment, including the atmosphere, soil, surface water, groundwater, drinking water supply, or property;

(ss)   “Sanctioned Person” means (i) any person listed in any Sanctions-related list of designated persons maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom, or any European Union member state, (ii) any person located, organized or resident in a country or territory which, at the applicable time, is the subject or target of comprehensive Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea, Sudan and Syria) or (iii) any person 50% or more owned or otherwise controlled by any such person or persons described in the foregoing clauses (i) and (ii);

(tt)   “Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government through OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or any European Union member state, Her Majesty’s Treasury of the United Kingdom;

(uu)   “Separation” means the separation of UTC’s Otis Business and its Carrier Business from UTC’s other businesses;

(vv)   “Separation Documentation” means the Separation and Distribution Agreement, as defined in the Separation Principles, and, in each case as defined therein, the Tax Matters Agreement, the Intellectual Property Agreement, the Transition Services Agreement and the Employee Matters Agreement;

(ww)   “Separation Principles” means the separation principles set forth in Section 6.16 of the UTC Disclosure Letter, as such principles may be amended from time to time by UTC; provided that any such amendment shall require the prior written consent (to be granted or denied as promptly as reasonably practicable) of Raytheon;

(xx)   “Specified Internal Restructuring Transaction” means the internal restructuring steps to which the Internal Restructuring Tax Opinions/Rulings relate;

(yy)   “Step Plan” has the meaning set forth in the Separation Principles;

(zz)   “subsidiary” means, with respect to any person, any person with respect to which such first person directly or indirectly owns or purports to own, beneficially or of record, (i) an amount of voting securities or other interests in such second person that is sufficient to enable such first person to elect at least a majority of the members of such second person’s board of directors or comparable governing body or (ii) at least 50% of the outstanding equity, voting or financial interests in such second person;

(aaa)   “Target Indebtedness” means $24,300,000,000.

(bbb)   “Tax Return” means any returns, declarations, statements, claim for refund, election, estimate, reports, forms and information returns and any schedules or amendments thereto relating to Taxes;

(ccc)   “Taxes” means all taxes, charges, levies or other like assessments imposed by any governmental authority, including any income, gross receipts, license, severance, occupation, premium, environmental (including taxes under Code Section 59A), customs, duties, profits, disability, alternative or add-on minimum, estimated, withholding, payroll, employment, unemployment insurance, social security (or similar), excise, sales, use, value-added, occupancy, franchise, real property, personal property, business and occupation, mercantile, windfall profits, capital stock, stamp, transfer, workmen’s compensation or other taxes, charges, levies or other like assessments of any kind whatsoever, together with any interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity, whether disputed or not;

(ddd)   “Taxing Authority” means any Governmental Entity responsible for the administration of any Taxes;

(eee)   “UTC Equity Awards” means the UTC Options, the UTC SARs, the UTC RSU Awards, and the UTC PSU awards;

(fff)   “UTC Option” means a compensatory option to purchase shares of UTC Common Stock;

(ggg)   “UTC PSU Award” an award of performance-based vesting restricted stock units relating to UTC Common Stock;

(hhh)   “UTC RemainCo” means UTC after giving effect to the Separation and the Distributions (whether or not the Separation and the Distributions have been consummated as of the relevant time of determination) (it being understood, for the avoidance of doubt, that references to the subsidiaries of UTC RemainCo shall mean the subsidiaries of UTC, other than Carrier SpinCo, Otis SpinCo and their respective subsidiaries, after giving effect to the Separation and the Distributions (whether or not the Separation and the Distributions have been consummated as of the relevant time of determination)). Except as otherwise expressly provided herein, any determination made in connection with this Agreement to which the size of UTC RemainCo may be relevant shall take into account the size of UTC RemainCo prior to giving effect to the Merger;

(iii)   “UTC RemainCo Benefit Plan” means each employee or director compensation or benefit plan, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock or stock-based, severance, retention, employment, change of control or fringe benefit plan, program or agreement that is or has been sponsored, maintained or contributed to by UTC RemainCo or any of its subsidiaries or which UTC RemainCo or any of its subsidiaries is obligated to sponsor, maintain or contribute to, but excluding any Multiemployer Plan;

(jjj)   “UTC RemainCo Businesses” means the businesses of UTC RemainCo and its subsidiaries after giving effect to the Separation and the Distributions (whether or not the Separation and the Distributions have been consummated as of the relevant time of determination);

(kkk)   “UTC RSU Award” an award of time-based vesting restricted stock units relating to UTC Common Stock;

(lll)   “UTC SAR” a compensatory stock appreciation right with respect to shares of UTC Common Stock;

(mmm)   “UTC Triggering Event” means (i) the Board of Directors of Raytheon or any committee thereof shall have made a Raytheon Recommendation Change or (ii) there has been a Willful Breach by Raytheon of any of the provisions set forth in Section 5.2; and

(nnn)   “Willful Breach” means a material breach or failure to perform that is the consequence of an act or omission of a party with the knowledge that such act or omission would, or would be reasonably expected to, cause a material breach of this Agreement.

Section 9.4.   Interpretation.

(a)   When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined, or except as otherwise expressly provided, therein. Words in this Agreement describing the singular number shall be deemed to include the plural and vice versa, and words in this Agreement denoting any gender shall be deemed to include all genders. Any statute defined or referred to herein or in any agreement or instrument that is referred to herein shall mean such statute as from time to time amended, unless otherwise specifically indicated. References to a person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.

(b)   References in this Agreement to the “transactions contemplated hereby,” the “transactions contemplated by this Agreement” and words or phrases of similar import shall include the Separation and the Distributions, except as otherwise provided.

(c)   Except with respect to Section 6.6, whenever a consent or approval of Raytheon or UTC is required under this Agreement, such consent or approval may be executed and delivered only in writing and only by an executive officer of such party.

Section 9.5.   Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties.

Section 9.6.   Entire Agreement; No Third-Party Beneficiaries; No Additional Representations. This Agreement (including the documents, exhibits, schedules, disclosure letters and instruments referred to herein), taken together with the Confidentiality Agreement and the Clean Team Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among UTC, Merger Sub and Raytheon with respect to the Merger and the other transactions contemplated by this Agreement, and (b) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, other than (i) as provided in Section 6.4 or (ii) from and after the Effective Time, the right of the holders of Raytheon Common Stock or Raytheon Equity Awards to receive such consideration as provided for in Article III.

Section 9.7.   Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 9.8.   GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

Section 9.9.   WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.9.

Section 9.10.   Specific Enforcement. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in Section 9.11, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

Section 9.11.   Jurisdiction. In any action between the parties arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware, (b) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court and (c) agrees that it will not bring any such action in any court other than the Court of Chancery for the State of Delaware in and for New Castle County, Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the federal court of the United States of America sitting in Delaware, and appellate courts thereof, or, if (and only if) each of such Court of Chancery for the State of Delaware and such federal court finds it lacks subject matter jurisdiction, any state court within the State of Delaware. Service of process, summons, notice or document to any party’s address and in the manner set forth in Section 9.2 shall be effective service of process for any such action.

Section 9.12.   Headings, etc.. The headings, table of contents and index of defined terms contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.13.   Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.13 with respect thereto. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

UNITED TECHNOLOGIES CORPORATION

By:	/s/ Gregory J. Hayes
	Name:	Gregory J. Hayes
	Title:	Chairman and Chief Executive Officer
LIGHT MERGER SUB CORP.

By:	/s/ Gregory J. Hayes
	Name:	Gregory J. Hayes
	Title:	Chief Executive Officer and President

[Signature Page to Merger Agreement]

RAYTHEON COMPANY

By:	/s/ Thomas A. Kennedy
	Name:	Thomas A. Kennedy
	Title:	Chairman and Chief Executive Officer

[Signature Page to Merger Agreement]

Annex B

BYLAWS
OF
RAYTHEON TECHNOLOGIES CORPORATION
AS AMENDED AND RESTATED EFFECTIVE
[•], 20[•]

SECTION 1 – Meetings of Shareholders

SECTION 1.1	Annual Meetings.

Annual meetings of shareholders shall be held each year on such date and at such time as may be fixed by the Board of Directors for the purpose of electing directors and transacting such other proper business as may come before the meeting.

SECTION 1.2	Special Meetings.

(A)   Special meetings of shareholders may be called from time to time by the Board of Directors, by the Chairman, by the Chief Executive Officer of the Corporation or by the Secretary of the Corporation at the valid written request of shareholders of record who own (for all purposes under this Section 1.2, as defined in Section 1.12(A)(3) of these Bylaws), or are acting on behalf of one or more beneficial owners who own, capital stock representing at least 15% of the Voting Stock (the “Special Meeting Request Required Shares”), and who continue to own the Special Meeting Request Required Shares at all times between the Ownership Record Date (as defined in paragraph (B) of this Section 1.2) and the date of the applicable meeting of shareholders. Special meetings shall be held solely for the purpose or purposes specified in the notice of meeting delivered by the Corporation. For purposes of these Bylaws, “Voting Stock” shall mean outstanding shares of capital stock of the Corporation entitled to vote generally for the election of directors.

(B)   Any record shareholder (whether acting for him, her or itself, or at the direction of a beneficial owner) may, by written notice to the Secretary of the Corporation, request that the Board of Directors fix a record date to determine the record shareholders who are entitled to deliver a written request to call a special meeting (such record date, the “Ownership Record Date”). A valid written request to fix an Ownership Record Date shall include all of the information that must be included in a written request to call a special meeting, as set forth in paragraph (D) of this Section 1.2. The Board of Directors may fix the Ownership Record Date within 10 days of the Secretary’s receipt of a valid written request to fix the Ownership Record Date. The Ownership Record Date shall not precede, and shall not be more than 10 days after, the date upon which the resolution fixing the Ownership Record Date is adopted by the Board of Directors. If an Ownership Record Date is not fixed by the Board of Directors within the period set forth above, the Ownership Record Date shall be the date that the first valid written request to call a special meeting is received by the Secretary with respect to the proposed business to be submitted for shareholder approval at a special meeting.

(C)   A beneficial owner who wishes to deliver a written request to call a special meeting must cause the nominee or other person who serves as the record shareholder of such beneficial owner’s stock to sign the written request to call a special meeting. If a record shareholder is the nominee for more than one beneficial owner of stock, the record shareholder may deliver a valid written request to call a special meeting solely with respect to the capital stock of the Corporation beneficially owned by the beneficial owner who is directing the record shareholder to sign such written request to call a special meeting.

(D)   Each valid written request to call a special meeting shall include the following and shall be delivered to the Secretary of the Corporation:

(1)   the signature of the record shareholder submitting such request and the date such request was signed;

(2)   the text of each business proposal desired to be submitted for shareholder approval at the special meeting; and

(3)   as to the beneficial owner, if any, directing such record shareholder to sign the written request to call a special meeting and as to such record shareholder (unless such record shareholder is acting solely as a nominee for a beneficial owner) (each such beneficial owner and each record shareholder who is not acting solely as a nominee, a “Disclosing Party”):

(a)   all of the information required to be disclosed pursuant to Section 1.10(A)(2) of these Bylaws, which information shall be supplemented (by delivery to the Secretary) by each Disclosing Party (i) not later than 10 days after the record date for determining the record shareholders entitled to notice of, and to vote at, the special meeting (such record date, the “Meeting Record Date”), to disclose the foregoing information as of the Meeting Record Date and (ii) not later than the 5th day before the special meeting or any adjournment or postponement thereof, to disclose the foregoing information as of the date that is 10 days prior to the special meeting or any such adjournment or postponement thereof, as applicable;

(b)   with respect to each business proposal to be submitted for shareholder approval at the special meeting, a statement whether or not any Disclosing Party will deliver a proxy statement and form of proxy to holders of at least the percentage of voting power of all of the shares of Voting Stock of the Corporation required under these Bylaws, the certificate of incorporation and statute to carry such proposal (such statement, a “Solicitation Statement”); and

(c)   any additional information reasonably requested by the Board of Directors to verify the Voting Stock ownership position of such Disclosing Party.

Each time the Disclosing Party’s Voting Stock ownership position decreases following the delivery of the foregoing information to the Secretary, such Disclosing Party shall notify the Corporation of his, her or its decreased Voting Stock ownership position, together with any information reasonably requested by the Board of Directors to verify such position, within 10 days of such decrease or as of the 5th day before the special meeting, whichever is earlier.

(E)   The Secretary shall not accept, and shall consider ineffective, an otherwise valid written request to call a special meeting pursuant to Clause (A) of this Section 1.2:

(1)   that does not comply with the provisions of this Section 1.2;

(2)   that relates to an item of business that is not a proper subject for shareholder action under applicable law;

(3)   that is delivered during the period commencing 90 days prior to the first anniversary of the date of the notice of annual meeting for the immediately preceding annual meeting and ending on the date of the next annual meeting;

(4)   if the Board of Directors has called or calls an annual or special meeting of shareholders to be held not more than 90 days after receipt by the Secretary of such written request to call a special meeting and the purpose of such shareholder meeting called by the Board of Directors includes (among any other matters properly brought before the meeting) an identical or substantially similar item (as determined in good faith by the Board of Directors, a “Similar Item”) as the purpose specified in such written request to call a special meeting; or

(5)   if a Similar Item (a) other than the election of directors, has been presented at any meeting of shareholders held within 180 to 91 days prior to receipt by the Secretary of such written request to call a special meeting or (b) has been presented at any meeting of shareholders held within 90 days prior to receipt by the Secretary of such written request to call a special meeting (and, for purposes of clarity, for purposes of this clause (b), the election of directors shall deemed to be a “Similar Item” with respect to all items of business involving the election or removal of directors).

(F)   Revocations:

(1)   A record shareholder may revoke a request to call a special meeting at any time before the special meeting by sending written notice of such revocation to the Secretary of the Corporation.

(2)   All written requests for a special meeting shall be deemed revoked:

(a)   upon the first date that, after giving effect to revocation(s) and notice(s) of ownership position decrease(s) (pursuant to Section 1.2(D)(3) and the last sentence of Section 1.2(D), respectively), the aggregate Voting Stock ownership position of all the Disclosing Parties who are listed on the unrevoked valid written requests to call a special meeting with respect to the applicable proposal decreases to a number of shares of Voting Stock less than the Special Meeting Request Required Shares;

(b)   if any Disclosing Party who has provided a Solicitation Statement with respect to any business proposal to be submitted for shareholder approval at such special meeting does not act in accordance with the representations set forth therein; or

(c)   if any Disclosing Party does not provide the information required by Section 1.2(D) in accordance with such provisions.

(3)   If an actual or deemed revocation of all valid written requests to call a special meeting has occurred after the special meeting has been called by the Secretary, the Board of Directors shall have the discretion to determine whether or not to proceed with the special meeting.

(G)   The Board of Directors may submit its own proposal or proposals for consideration at a special meeting called at the request of one or more shareholders pursuant to this Section 1.2. The Meeting Record Date for, and the place, date and time of, any special meeting shall be fixed by the Board of Directors; provided, that the date of any such special meeting shall not be more than 120 days after the date on which valid special meeting request(s) from holder(s) of the Special Meeting Required Shares are delivered to the Secretary of the Corporation in accordance with this Section 1.2.

SECTION 1.3	Time and Place of Meetings.

Subject to the provisions of Section 1.1 and Section 1.2, each meeting of shareholders shall be held on such date, at such hour and at such place as fixed by the Board of Directors or in the notice of the meeting delivered by the Corporation or, in the case of an adjourned meeting, as announced by the Corporation at the meeting at which the adjournment is taken.

SECTION 1.4	Notice of Meetings.

A notice of each meeting of shareholders, stating the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given by the Corporation personally, by mail or by electronic transmission as set forth below to each shareholder entitled to vote at the meeting. Unless otherwise provided by statute, the notice shall be given not less than 10 nor more than 60 days before the date of the meeting and, if mailed, shall be deposited in the United States mail, postage prepaid, directed to the shareholder at his or her address as it appears on the records of the Corporation. No notice need be given to any person with whom communication is unlawful, nor shall there be any duty to apply for any permit or license to give notice to any such person. If the time and place of an adjourned meeting of shareholders are announced by the Corporation at the meeting at which the adjournment is taken, no notice need be given of the adjourned meeting unless that adjournment is for more than 30 days or unless, after the adjournment, a new record date is fixed for the adjourned meeting. Without limiting the manner by which notice otherwise may be given effectively to shareholders, any notice to shareholders under the Corporation’s Certificate of Incorporation and these Bylaws may be given by the Corporation by electronic transmission in the manner provided in Section 232 of the Delaware General Corporation Law (the “DGCL”).

SECTION 1.5	Waiver of Notice.

Anything herein to the contrary notwithstanding, notice of any meeting of shareholders need not be given to any shareholder who in person or by proxy shall have waived in writing notice of the meeting, either before or after such meeting, or who shall attend the meeting in person or by proxy, unless such shareholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 1.6	Quorum and Manner of Acting.

Subject to the provisions of these Bylaws, the Corporation’s Certificate of Incorporation and statute as to the vote that is required for a specified action, the presence in person or by proxy of the holders of a majority of the outstanding shares of the Corporation entitled to vote at any meeting of shareholders shall constitute a quorum for the transaction of business, and the vote in person or by proxy of the holders of a majority of the shares constituting such quorum shall be binding on all shareholders of the Corporation. The Chairman of the Board of Directors or the Chief Executive Officer or a majority of the shares present in person or by proxy and entitled to vote may, regardless of whether or not they constitute a quorum, adjourn the meeting to another time and place. No notice of the time and place, if any, of adjourned meetings need be given except as required by applicable law. The shareholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding withdrawal of enough shareholders to leave is less than a quorum. Any business which might have been transacted at the original meeting may be transacted at any adjourned meeting at which a quorum is present.

SECTION 1.7	Voting.

A shareholder may authorize another person or persons to vote for him, her or itself by proxy. Such authorization may be accomplished by the shareholder or his, her or its authorized officer, director, employee or agent signing such writing or causing his, her or its signature to be affixed to such writing by any reasonable means including facsimile signature or by electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service, or similar agent duly authorized by the intended proxy holder to receive such transmission; provided, that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the shareholder. No proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

SECTION 1.8	Inspectors of Election; Opening and Closing the Polls.

The Board of Directors may, and to the extent required by law, shall, in advance of any meeting of shareholders appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including without limitation as officers, employees, fiduciaries or agents, to act at the meeting and make a written report thereof. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of shareholders, the chairman of the meeting may, and to the extent required by law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors of election shall have the duties prescribed by law. The chairman of the meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the shareholders will vote at a meeting.

SECTION 1.9	List of Shareholders.

A complete list of the shareholders entitled to vote at each meeting of shareholders, arranged in alphabetical order, and showing the address and number of shares registered in the name of each shareholder, shall be prepared and made available for examination during regular business hours by any shareholder for any purpose germane to the meeting. The list shall be available for such examination at the principal place of business of the Corporation for a period of not less than 10 days prior to the meeting and during the whole time of the meeting.

SECTION 1.10	Notice of Shareholder Business and Nominations.

(A)   Annual Meetings of Shareholders.

(1)   Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the shareholders may be made at an annual meeting of shareholders (a) pursuant to the Corporation’s notice of meeting, (b) by or at the direction of the Board of Directors or (c) by any shareholder of the Corporation who was a shareholder of record at the time of giving of notice provided for in this Section 1.10 and, at the time of the annual meeting, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 1.10 as to such business or nomination; clause (c) shall be the exclusive means for a shareholder to make nominations or submit other business (other than nominations at an annual meeting made pursuant to Section 1.12 of these Bylaws and matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and included in the Corporation’s notice of meeting) before an annual meeting of shareholders.

(2)   Without qualification, for any nominations or any other business to be properly brought before an annual meeting by a shareholder pursuant to clause (c) of paragraph (A)(1) of this Section 1.10, the shareholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must be a proper matter for shareholder action. To be timely, a shareholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period or extend any time period for the giving of a shareholder’s notice as described above. To be in proper form, such shareholder’s notice (whether given pursuant to this paragraph (A)(2) or paragraph (B) of Section 1.10) to the Secretary must: (a) set forth, as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (such shareholder or beneficial owner, a “holder”), (i) the name and address of each such holder (as they appear on the Corporation’s books in the case of the record holder), (ii) (A) the class or series and number of shares of the Corporation which are, directly or indirectly, owned beneficially or of record by each such holder, (B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise (a “Derivative Instrument”), directly or indirectly owned beneficially or of record by each such holder and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation, (C) any proxy, contract, arrangement, understanding, or relationship pursuant to which each such holder, directly or indirectly, has a right to vote any shares of any security of the Corporation, (D) any short interest in any security of the Corporation (for purposes of these Bylaws a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (E) any rights to dividends on the shares of the Corporation owned beneficially or of record by each such holder that are separated or separable from the underlying shares of the Corporation, (F) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, beneficially or of record by a general or limited partnership in which each such holder is a general partner or, directly or indirectly, beneficially or of record owns an interest in a general partner and (G) any performance-related fees (other than an asset-based fee) that each such holder is, directly or indirectly, entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held, directly or indirectly, beneficially or of record by members of such holder’s immediate family sharing the same household (which information shall be supplemented by such holder not later than 10 days after the record date for the meeting to disclose such ownership as of the record date), and (iii) any other information relating to each such holder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; (b) if the notice relates to any business other than a nomination of a director or directors that the shareholder proposes to bring before the meeting, set forth (i) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of any such holder in such business and (ii) a description of all agreements, arrangements and understandings between any such holder and any other person or persons (including their names) in connection with the proposal of such business by such shareholder; (c) set forth, as to each person, if any, whom the shareholder proposes to nominate for election or reelection to the Board of Directors (i) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (ii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among any such holder and its affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if any such holder or any affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant; and (d) with respect to each nominee for election or reelection to the Board of Directors, include a completed and signed questionnaire, representation and agreement required by paragraph (c) of this Section 1.10. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such nominee.

(3)   Notwithstanding anything in the second sentence of paragraph (A)(2) of this Section 1.10 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a shareholder’s notice required by this Section 1.10 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

(B)   Special Meetings of Shareholders. Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. To be properly brought before a special meeting, proposals of business must be specified in the Corporation’s notice of meeting (or any supplement thereto) (a) given by or at the direction of the Board of Directors or (b) given by the Corporation pursuant to a valid shareholder written request in accordance with Section 1.2 of these Bylaws; provided, however, that nothing herein shall prohibit the Board of Directors from submitting additional matters to shareholders at any such special meeting. Without qualification, and subject to Section 1.2 and paragraph (A)(2) of this Section 1.10, for any business to be properly requested to be brought before a special meeting by a shareholder pursuant to this paragraph (B), the shareholder must have given timely notice thereof and timely updates and supplements thereof in each case in proper form, in writing to the Secretary and such business must otherwise be a proper matter for shareholder action. Nominations of persons for election to the Board of Directors may be made at a special meeting of shareholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (a) by or at the direction of the Board of Directors or (b) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any shareholder of the Corporation who is a shareholder of record at the time of giving of notice provided for in this Section 1.10 and at the time of the special meeting, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 1.10 as to such nomination. In the event the Corporation calls a special meeting of shareholders for the purpose of electing one or more directors to the Board of Directors, any such shareholder may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if the shareholder’s notice required by paragraph (A)(2) of this Section 1.10 with respect to any nomination (including the completed and signed questionnaire, representation and agreement required by paragraph (C) of this Section 1.10) shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to the date of such special meeting and not later than the close of business on the later of the 90th day prior to the date of such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and, if applicable, of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall any adjournment or postponement of a special meeting or the announcement thereof commence a new time period or extend any time period for the giving of a shareholder’s notice as described above. This paragraph (B) of this Section 1.10 (and subject to Section 1.2) shall be the exclusive means for a shareholder to make nominations or business proposals (other than matters properly brought pursuant to Rule 14a-8 under the Exchange Act and included in the Corporation’s notice of meeting) before a special meeting of shareholders.

(C)   Submission of Questionnaire, Representation and Agreements. To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under this Section 1.10 or Section 1.12 of these Bylaws, as applicable) to the Secretary at the principal executive offices of the Corporation a completed and signed written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (1) is not and will not become a party to (a) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (b) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (2) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, and (3) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable law and with the Corporation’s Code of Ethics, corporate governance guidelines, conflict of interest policy, confidentiality policies, stock ownership and trading policies and guidelines, and any other code of conduct, policies and guidelines adopted by the Corporation or any rules, regulations and listing standards, in each case as applicable to other members of the Board of Directors.

(D)   General.

(1)   Only such persons who are nominated in accordance with the procedures set forth in this Section 1.10 or Section 1.12 of these Bylaws, as applicable, shall be eligible to serve as directors and only such business shall be conducted at a meeting of shareholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 1.10. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in this Section 1.10 or Section 1.12 of these Bylaws, as applicable, and, if any proposed nomination or business is not in compliance with this Section 1.10 or Section 1.12 of these Bylaws, as applicable, to declare that such defective proposal or nomination shall be disregarded.

(2)   For purposes of this Section 1.10, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(3)   Notwithstanding the foregoing provisions of this Section 1.10 and/or Section 1.12 of these Bylaws, as applicable, a shareholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 1.10 and/or Section 1.12 of these Bylaws, as applicable; provided, however, that any references in this Section 1.10 and/or Section 1.12 of these Bylaws, as applicable, to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to nominations or proposals as to any other business to be considered pursuant to Section 1.10 (A)(1)(c), Section 1.10 (B) or Section 1.12 of these Bylaws, as applicable. Nothing in this Section 1.10 or in Section 1.12 of these Bylaws, as applicable, shall be deemed to affect any rights of shareholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or of the holders of any series of preferred stock if and to the extent provided for under law, the Corporation’s Certificate of Incorporation or these Bylaws.

SECTION 1.11

(A)   Consents to Corporate Action. Any action which is required to be or may be taken at any annual or special meeting of shareholders of the Corporation, subject to the provisions of Subsections (B) and (C) of this Section 1.11, may be taken without a meeting, without prior notice and without a vote if consents in writing, setting forth the action so taken, shall have been signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote thereon were present and voted; provided, however, that prompt notice of the taking of the corporate action without a meeting and by less than unanimous written consent shall be given to those shareholders who have not consented in writing.

(B)   Determination of Record Date of Action by Written Consent. The record date for determining shareholders entitled to consent to corporate action in writing without a meeting shall be fixed by the Board of Directors of the Corporation. Any shareholder of record seeking to have the shareholders authorize or take corporate action by written consent without a meeting shall, by written notice to the Secretary, request the Board of Directors to fix a record date. Upon receipt of such a request, the Secretary shall place such request before the Board of Directors at its next regularly scheduled meeting; provided, however, that if the shareholder represents in such request that he or she intends, and is prepared, to commence a consent solicitation as soon as is permitted by the Exchange Act and the regulations thereunder and other applicable law, the Secretary shall as promptly as practicable, call a special meeting of the Board of Directors, which meeting shall be held as promptly as practicable. At such regular or special meeting, the Board of Directors shall fix a record date as provided in Section 213 (or its successor provision) of the DGCL. Should the Board fail to fix a record date as provided for in this Subsection (B), then the record date shall be the day on which the first written consent is expressed.

(C)   Procedures for Written Consent. In the event of the delivery to the Corporation of a written consent or consents purporting to represent the requisite voting power to authorize or take corporate action and/or related revocations, the Secretary shall provide for the safekeeping of such consents and revocations and shall, as promptly as practicable, engage nationally recognized independent judges of election for the purpose of promptly performing a ministerial review of the validity of the consents and revocations. No action by written consent and without a meeting shall be effective until such judges have completed their review, determined that the requisite number of valid and unrevoked consents has been obtained to authorize or take the action specified in the consents, and certified such determination for entry in the records of the Corporation kept for the purpose of recording the proceedings of meetings of shareholders.

SECTION 1.12	Inclusion of Shareholder Director Nominations in the Corporation’s Proxy Materials.

(A)   Subject to the terms and conditions set forth in these Bylaws, the Corporation shall include in its proxy materials for an annual meeting of shareholders the name, together with the Required Information (defined below), of any person nominated for election (the “Shareholder Nominee”) to the Board of Directors by a shareholder or group of shareholders that satisfy the requirements of this Section 1.12 (such person or group, the “Eligible Shareholder”), and that expressly elects at the time of providing the written notice required by this Section 1.12 (a “Proxy Access Notice”) to have its nominee included in the Corporation’s proxy materials pursuant to this Section 1.12.

(1)   For purposes of this Section 1.12 and Section 1.2 of these Bylaws, “Constituent Holder” shall mean any shareholder, beneficial holder or collective investment fund included within a Qualifying Fund (as defined in paragraph (E) below) whose stock ownership is counted for the purposes of qualifying as holding the Special Meeting Request Required Shares (in Section 1.2) or the Proxy Access Request Required Shares (in this Section 1.12, as defined in paragraph (E) below) or qualifying as an Eligible Shareholder (in this Section 1.12, as defined in paragraph (E) below);

(2)   For purposes of this Section 1.12 and Section 1.2 of these Bylaws, “affiliate” and “associate” shall have the meanings ascribed thereto in Rule 405 under the Exchange Act; provided, however, that the term “partner” as used in the definition of “associate” shall not include any limited partner that is not involved in the management of the relevant partnership; and

(3)   For purposes of this Section 1.12 and Section 1.2 of these Bylaws, a shareholder shall be deemed to “own” only those outstanding shares of Voting Stock as to which the shareholder (or any Constituent Holder) possesses both (a) the full voting and investment rights pertaining to the shares and (b) the full economic interest in (including the opportunity for profit and risk of loss on) such shares. The number of shares calculated in accordance with the foregoing clauses (a) and (b) shall be deemed not to include (and to the extent any of the following arrangements have been entered into by affiliates of the shareholder (or of any Constituent Holder), shall be reduced by) any shares (x) sold by such shareholder (or any of its affiliates) in any transaction that has not been settled or closed, including any short sale, (y) borrowed by such shareholder (or any of its affiliates) for any purposes or purchased by such shareholder (or any of its affiliates) pursuant to an agreement to resell or (z) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such shareholder (or any of its affiliates), whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of Voting Stock, in any such case which instrument or agreement has, or is intended to have, or if exercised by either party thereto would have, the purpose or effect of (i) reducing in any manner, to any extent or at any time in the future, such shareholder’s (or affiliate’s) full right to vote or direct the voting of any such shares, and/or (ii) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such shareholder (or affiliate), other than any such arrangements solely involving an exchange listed multi-industry market index fund in which Voting Stock represents at the time of entry into such arrangement less than 10% of the proportionate value of such index. A shareholder shall “own” shares held in the name of a nominee or other intermediary so long as the shareholder retains the right to instruct how the shares are voted with respect to the election of directors and the right to direct the disposition thereof and possesses the full economic interest in the shares. A shareholder’s ownership of shares shall be deemed to continue during any period in which the shareholder has loaned such shares or delegated any voting power over such shares by means of a proxy, power of attorney or other instrument or arrangement which in either case is revocable at any time by the shareholder. The terms “owned,” “owning” and other variations of the word “own” shall have correlative meanings.

(B)   For purposes of this Section 1.12, the “Required Information” that the Corporation will include in its proxy statement is (1) the information concerning the Shareholder Nominee and the Eligible Shareholder that the Corporation determines is required to be disclosed in the Corporation’s proxy statement by the regulations promulgated under the Exchange Act and (2) if the Eligible Shareholder so elects, a Statement (defined below). The Corporation shall also include the name of the Shareholder Nominee in its proxy card. For the avoidance of doubt, and any other provision of these Bylaws notwithstanding, the Corporation may in its sole discretion solicit against, and include in the proxy statement its own statements or other information relating to, any Eligible Shareholder and/or Shareholder Nominee, including any information provided to the Corporation with respect to the foregoing.

(C)   To be timely, a shareholder’s Proxy Access Notice must be delivered to the principal executive offices of the Corporation not earlier than the close of business on the 150th day and not later than the close of business on the 120th day prior to the anniversary of the date that the Corporation first issued its proxy statement for the preceding year’s annual meeting. In no event shall any adjournment or postponement of an annual meeting, the date of which has been announced by the Corporation, commence a new time period for the giving of a Proxy Access Notice.

(D)   The number of Shareholder Nominees (including Shareholder Nominees that were submitted by an Eligible Shareholder for inclusion in the Corporation’s proxy materials pursuant to this Section 1.12 but either are subsequently withdrawn or that the Board of Directors decides to nominate as Board of Directors’ nominees) appearing in the Corporation’s proxy materials with respect to an annual meeting of shareholders shall be the greater of (x) one and (y) the largest whole number that does not exceed 20% of the number of directors in office as of the last day on which a Proxy Access Notice may be delivered in accordance with the procedures set forth in this Section 1.12 (such greater number, the “Permitted Number”); provided, however, that the Permitted Number shall be reduced by:

(1)   the number of such director candidates for which the Corporation shall have received one or more valid shareholder notices nominating director candidates pursuant to Section 1.10 (A)(1)(c) of these Bylaws;

(2)   the number of directors in office or director candidates that in either case will be included in the Corporation’s proxy materials with respect to such annual meeting as an unopposed (by the Corporation)

nominee pursuant to any agreement, arrangement or other understanding with any shareholder or group of shareholders (other than any such agreement, arrangement or understanding entered into in connection with an acquisition of Voting Stock, by such shareholder or group of shareholders, from the Corporation), other than any such director referred to in this clause (2) who at the time of such annual meeting will have served as a director continuously, as a nominee of the Board of Directors, for at least two annual terms, but only to the extent the Permitted Number after such reduction with respect to this clause (2) equals or exceeds one; and

(3)   the number of directors in office that will be included in the Corporation’s proxy materials with respect to such annual meeting for whom access to the Corporation’s proxy materials was previously provided pursuant to this Section 1.12, other than any such director referred to in this clause (3) who at the time of such annual meeting will have served as a director continuously, as a nominee of the Board of Directors, for at least two annual terms;

provided, further, that in the event the Board of Directors resolves to reduce the size of the Board of Directors effective on or prior to the date of the annual meeting, the Permitted Number shall be calculated based on the number of directors in office as so reduced. In the event that the number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this Section 1.12 exceeds the Permitted Number, each Eligible Shareholder will select one Shareholder Nominee for inclusion in the Corporation’s proxy materials until the Permitted Number is reached, going in order of the amount (largest to smallest) of shares of Voting Stock each Eligible Shareholder disclosed as owned in its Proxy Access Notice submitted to the Corporation. If the Permitted Number is not reached after each Eligible Shareholder has selected one Shareholder Nominee, this selection process will continue as many times as necessary, following the same order each time, until the Permitted Number is reached.

(E)   An “Eligible Shareholder” is one or more shareholders of record who own and have owned, or are acting on behalf of one or more beneficial owners who own and have owned (in each case as defined above), continuously for at least three years as of both the date that the Proxy Access Notice is received by the Corporation pursuant to this Section 1.12, and as of the record date for determining shareholders eligible to vote at the annual meeting, at least 3% of the aggregate voting power of the Voting Stock (the “Proxy Access Request Required Shares”), and who continue to own the Proxy Access Request Required Shares at all times between the date such Proxy Access Notice is received by the Corporation and the date of the applicable annual meeting; provided that the aggregate number of shareholders, and, if and to the extent that a shareholder is acting on behalf of one or more beneficial owners, of such beneficial owners, whose stock ownership is counted for the purpose of satisfying the foregoing ownership requirement shall not exceed 20. Two or more collective investment funds that are part of the same family of funds or sponsored by the same employer (a “Qualifying Fund”) shall be treated as one shareholder for the purpose of determining the aggregate number of shareholders in this paragraph (E); provided that each fund included within a Qualifying Fund otherwise meets the requirements set forth in this Section 1.12. No shares may be attributed to more than one group constituting an Eligible Shareholder under this Section 1.12, and no shareholder may be a member of more than one such group. A record holder acting on behalf of one or more beneficial owners will not be counted separately as a shareholder with respect to the shares owned by beneficial owners on whose behalf such record holder has been directed in writing to act, but each such beneficial owner will be counted separately, subject to the other provisions of this paragraph (E), for purposes of determining the number of shareholders whose holdings may be considered as part of an Eligible Shareholder’s holdings. For avoidance of doubt, Proxy Access Request Required Shares will qualify as such only if the beneficial owner of such shares as of the date of the Proxy Access Notice has itself individually beneficially owned such shares continuously for the three-year period ending on that date and through other applicable dates referred to above (in addition to other applicable requirements being met).

(F)   No later than the final date when a nomination pursuant to this Section 1.12 may be delivered to the Corporation, an Eligible Shareholder (including each Constituent Holder) must provide the following information in writing to the Secretary of the Corporation:

(1)   with respect to each Constituent Holder, the information required by Section 1.10 (A)(2)(a) of these Bylaws;

(2)   one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of a date within seven calendar days prior to the date the Proxy Access Notice is delivered to the Corporation, such person owns, and has owned continuously for the preceding three years, the Proxy Access Request Required Shares, and such person’s agreement to provide:

(a)   within 10 days after the record date for the annual meeting, written statements from the record holder and intermediaries verifying such person’s continuous ownership of the Proxy Access Request Required Shares through the record date, together with any additional information reasonably requested to verify such person’s ownership of the Proxy Access Request Required Shares; and

(b)   immediate notice if the Eligible Shareholder ceases to own any of the Proxy Access Request Required Shares prior to the date of the applicable annual meeting of shareholders;

(3)   a representation that such person:

(a)   acquired the Proxy Access Request Required Shares in the ordinary course of business and not with the intent to change or influence control of the Corporation, and does not presently have such intent;

(b)   has not nominated and will not nominate for election to the Board of Directors at the annual meeting any person other than the Shareholder Nominee(s) being nominated pursuant to this Section 1.12;

(c)   has not engaged and will not engage in, and has not and will not be a “participant” in another person’s, “solicitation” within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the annual meeting other than its Shareholder Nominee(s) or a nominee of the Board of Directors;

(d)   will not distribute to any shareholder any form of proxy for the annual meeting other than the form distributed by the Corporation; and

(e)   will provide facts, statements and other information in all communications with the Corporation and its shareholders that are and will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and will otherwise comply with all applicable laws, rules and regulations in connection with any actions taken pursuant to this Section 1.12;

(4)   in the case of a nomination by a group of shareholders that together is such an Eligible Shareholder, the designation by all group members of one group member that is authorized to act on behalf of all members of the nominating shareholder group with respect to the nomination and matters related thereto, including withdrawal of the nomination; and

(5)   an undertaking that such person:

(a)   with respect to any shares held or controlled by the Eligible Shareholder, to the extent that cumulative voting would otherwise be permitted, agrees not to cumulate votes in favor of the election of any Shareholder Nominee(s) nominated by such Eligible Shareholder;

(b)   agrees to assume all liability stemming from, and indemnify and hold harmless the Corporation and each of its directors, officers, employees, agents and advisors individually from and against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of any legal or regulatory violation arising out of the Eligible Shareholder’s (including such person’s) communications with the shareholders of the Corporation or out of the information that the Eligible Shareholder (including such person) provided to the Corporation; and

(c)   agrees to file with the Securities and Exchange Commission any solicitation by the Eligible Shareholder of shareholders of the Corporation relating to the annual meeting at which the Shareholder Nominee will be nominated.

In addition, no later than the final date on which a Proxy Access Notice may be submitted under this Section 1.12, a Qualifying Fund whose stock ownership is counted for purposes of qualifying as an Eligible Shareholder must provide to the Secretary of the Corporation documentation reasonably satisfactory to the Board of Directors that demonstrates that the funds included within the Qualifying Fund are either part of the same family of funds or sponsored by the same employer. In order to be considered timely, any information required by this Section 1.12 to be provided to the Corporation must be supplemented (by delivery to the Secretary of the Corporation) (1) no later than 10 days following the record date for the applicable annual meeting, to disclose the foregoing information as of such record date, and (2) no later than the fifth day before the annual meeting, to disclose the foregoing information as of the date that is no later than 10 days prior to such annual meeting. For the avoidance of doubt, the requirement to update and supplement such information shall not permit any Eligible Shareholder or other person to change or add any proposed Shareholder Nominee or be deemed to cure any defects or limit the remedies (including without limitation under these Bylaws) available to the Corporation relating to any defect.

(G)   The Eligible Shareholder may provide to the Secretary of the Corporation, at the time the information required by this Section 1.12 is originally provided, a written statement for inclusion in the Corporation’s proxy statement for the annual meeting, not to exceed 500 words, in support of the candidacy of such Eligible Shareholder’s Shareholder Nominee (the “Statement”). Notwithstanding anything to the contrary contained in this Section 1.12, the Corporation may omit from its proxy materials any information or Statement that it, in good faith, believes is materially false or misleading, omits to state any material fact, or would violate any applicable law or regulation.

(H)   No later than the final date when a nomination pursuant to this Section 1.12 may be delivered to the Corporation, each Shareholder Nominee must:

(1)   provide an executed agreement, in a form deemed satisfactory by the Board of Directors or its designee (which form shall be provided by the Corporation reasonably promptly upon written request of a shareholder), that such Shareholder Nominee consents to being named in the Corporation’s proxy statement and form of proxy card (and will not agree to be named in any other person’s proxy statement or form of proxy card) as a nominee and to serving as a director of the Corporation if elected;

(2)   complete, sign and submit all questionnaires, representations and agreements required by these Bylaws (including Section 1.10(c) of these Bylaws) or of the Corporation’s directors generally; and

(3)   provide such additional information as necessary to permit the Board of Directors to determine if such Shareholder Nominee:

(a)   is independent under the listing standards of each principal U.S. exchange upon which the common stock of the Corporation is listed, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the Corporation’s directors;

(b)   would not, by serving as a member of the Board of Directors, violate or cause the Corporation to be in violation of these Bylaws, the Corporation’s Certificate of Incorporation, the rules and listing standards of the principal U.S. exchange upon which the common stock of the Corporation is traded or any applicable law, rule or regulation;

(c)   has any direct or indirect relationship with the Corporation other than those relationships that have been deemed categorically immaterial pursuant to the Corporation’s Corporate Governance Guidelines; and

(d)   is not and has not been subject to any event specified in Item 401(f) of Regulation S-K (or successor rule) of the Securities and Exchange Commission.

In the event that any information or communications provided by the Eligible Shareholder (or any Constituent Holder) or the Shareholder Nominee to the Corporation or its shareholders ceases to be true and correct in all material respects or omits a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, each Eligible Shareholder or Shareholder Nominee, as the case may be, shall promptly notify the Secretary of the Corporation of any defect in such previously provided information and of the information that is required to correct any such defect; it being understood for the avoidance of doubt that providing any such notification shall not be deemed to cure any such defect or limit the remedies (including without limitation under these Bylaws) available to the Corporation relating to any such defect.

(I)   Any Shareholder Nominee who is included in the Corporation’s proxy statement for a particular annual meeting of shareholders, but subsequently is determined not to satisfy the eligibility requirements of this Section 1.12 or any other provision of these Bylaws, the Corporation’s Certificate of Incorporation or other applicable regulation any time before the annual meeting of shareholders, will not be eligible for election at such annual meeting of shareholders.

(J)   The Corporation shall not be required to include, pursuant to this Section 1.12, a Shareholder Nominee in its proxy materials for any annual meeting of shareholders, or, if the proxy statement already has been filed, to allow the nomination of a Shareholder Nominee, notwithstanding that proxies in respect of such vote may have been received by the Corporation:

(1)   who is not independent under the listing standards of the principal U.S. exchange upon which the common stock of the Corporation is listed, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the Board of Directors in determining and disclosing independence of the Corporation’s directors, in each case as determined by the Board of Directors;

(2)   whose service as a member of the Board of Directors would violate or cause the Corporation to be in violation of these Bylaws, the Corporation’s Certificate of Incorporation, the rules and listing standards of the principal U.S. exchange upon which the common stock of the Corporation is traded or any applicable law, rule or regulation;

(3)   if the Eligible Shareholder (or any Constituent Holder) or applicable Shareholder Nominee otherwise breaches or fails to comply in any material respect with its obligations pursuant to this Section 1.12 or any agreement, representation or undertaking required by this Section; or

(4)   if the Eligible Shareholder ceases to be an Eligible Shareholder for any reason, including but not limited to not owning the Proxy Access Request Required Shares through the date of the applicable annual meeting.

For the purposes of this paragraph (J), clauses (1) and (2) and, to the extent related to a breach or failure by the Shareholder Nominee, clause (3) will result in the exclusion from the proxy materials pursuant to this Section 1.12 of the specific Shareholder Nominee to whom the ineligibility applies, or, if the proxy statement already has been filed, the ineligibility of such Shareholder Nominee to be nominated; provided, however, clause (4) and, to the extent related to a breach or failure by an Eligible Shareholder (or any Constituent Holder), clause (3), will result in the Voting Stock owned by such Eligible Shareholder (or Constituent Holder) being excluded from the Proxy Access Request Required Shares (and, if as a result the Proxy Access Notice shall no longer have been filed by an Eligible Shareholder, the exclusion from the proxy materials pursuant to this Section 1.12 of all of the applicable shareholder’s Shareholder Nominees from the applicable annual meeting of shareholders or, if the proxy statement has already been filed, the ineligibility of all of such shareholder’s Shareholder Nominees to be nominated).

SECTION 2 – Board of Directors

SECTION 2.1	Number and Term of Office.

The number of directors shall be not less than 10 nor more than 19; provided, that such number may be increased to the extent necessary to comply with Section 2.18(F) of these Bylaws. The exact number, within those limits, shall be determined from time to time by the Board of Directors. Each director shall be elected annually to serve until the annual meeting of shareholders held in the following fiscal year and shall hold office until a successor is elected and qualified or until his or her earlier death, resignation or removal.

SECTION 2.2	Election.

A nominee for director shall be elected to the Board of Directors if the votes cast “for” such nominee’s election exceed 50% of the votes cast with respect to such nominee’s election at a meeting for the election of directors at which a quorum is present. Votes cast shall include “against” votes, but shall exclude abstentions with respect to that nominee’s election or with respect to the election of directors in general.

Notwithstanding the foregoing, in the event of a contested election of directors, directors shall be elected by a plurality of the votes cast at any meeting for the election of directors at which a quorum is present. For purposes of this Section 2.2, a contested election shall mean any election of directors in which the number of candidates for election as directors exceeds the number of directors to be elected, with the determination thereof being made by the Secretary (a) as of the close of the applicable notice of nomination period(s) set forth in Section 1.12 and Section 1.10 of these Bylaws based on whether one or more notice(s) of nomination were timely filed in accordance with said Section 1.12 and/or Section 1.10 or (b) if later, reasonably promptly following the determination by any court or other tribunal of competent jurisdiction that one or more notice(s) of nomination were timely filed in accordance with said Section 1.12 and/or Section 1.10; provided, that the determination that an election is a “contested election” by the Secretary pursuant to clause (a) or (b) shall be determinative only as to the timeliness of a notice of nomination and not otherwise as to its validity. If, prior to the tenth day before the Corporation first mails its notice of meeting for such meeting to the shareholders, one or more notices of nomination are withdrawn (or declared invalid or untimely by any court or other tribunal of competent jurisdiction) such that the number of candidates for election as director no longer exceeds the number of directors to be elected, the election shall not be considered a contested election, but in all other cases, once an election is determined to be a contested election, directors shall be elected by the vote of a plurality of the votes cast.

SECTION 2.3	Organizational Meetings

As promptly as practicable after each annual meeting of shareholders, and more frequently if the Board of Directors determines, the Board of Directors shall hold an organizational meeting for the purpose of organization and the transaction of other business.

SECTION 2.4	Stated Meetings.

The Board of Directors may provide for stated meetings of the Board.

SECTION 2.5	Special Meetings.

Special meetings of the Board of Directors may be called from time to time by any four directors, by the Chairman, the Lead Director (if applicable), or by the Chief Executive Officer.

SECTION 2.6	Business of Meetings.

Except as otherwise expressly provided in these Bylaws, any and all business may be transacted at any meeting of the Board of Directors; provided, that if so stated in the notice of meeting, the business transacted at a special meeting shall be limited to the purpose or purposes specified in the notice.

SECTION 2.7	Time and Place of Meetings.

Subject to the provisions of Section 2.3, each meeting of the Board of Directors shall be held on such date, at such hour and in such place as fixed by the Board or in the notice or waivers of notice of the meeting or, in the case of an adjourned meeting, as announced at the meeting at which the adjournment is taken.

SECTION 2.8	Notice of Meetings.

No notice need be given of any organizational or stated meeting of the Board of Directors for which the Board has fixed the date, hour and place. Notice of the date, hour and place of all other organizational and stated meetings, and of all special meetings, shall be given to each director personally, by telephone, by mail or by electronic transmission. If given by mail, the notice shall be sent to the director at his or her residence or usual place of business as the same appears on the books of the Corporation not later than four days before the meeting. If given by electronic transmission, the notice shall be sent to the director not later than at any time during the day before the meeting. If given personally or by telephone, the notice shall be given not later than at any time during the day before the meeting.

SECTION 2.9	Waiver of Notice.

Anything herein to the contrary notwithstanding, notice of any meeting of the Board of Directors need not be given to any director who shall have waived in writing notice of the meeting, either before or after the meeting, or who shall attend such meeting, unless such director attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 2.10	Attendance by Telephone or Other Means of Communication.

Directors may participate in meetings of the Board of Directors by means of conference telephone or other communications equipment by means of which all directors participating in the meeting can hear one another, and such participation shall constitute presence in person at the meeting.

SECTION 2.11	Quorum and Manner of Acting.

(A)   One-third of the total number of directors at the time provided for pursuant to Section 2.1 shall constitute a quorum for the transaction of business at any meeting of the Board of Directors and, except as otherwise provided in these Bylaws, in the Corporation’s Certificate of Incorporation or by statute, the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors. A majority of the directors present at any meeting, regardless of whether or not they constitute a quorum, may adjourn the meeting to another time or place. Any business which might have been transacted at the original meeting may be transacted at any adjourned meeting at which a quorum is present.

(B)   Notwithstanding anything to the contrary in these Bylaws, until the later of March 31, 2022 and [insert second anniversary of the Closing Date] (such later date, the “Specified Date”), unless the then serving directors shall have adopted a resolution to the contrary in accordance with Section 2.11(E) of these Bylaws:

(1)   the Board of Directors shall be composed of (i) six RTN Continuing Independent Directors (as defined in Section 2.18(H) below), (ii) seven UTC Continuing Independent Directors (as defined in Section 2.18(H) below), (iii) until the Succession Date (as defined in Section 2.18(A) below), the executive Chairman of the Board and (iv) the Chief Executive Officer, and any vacancy on the Board of Directors will be filled as provided in Section 2.18(F) of these Bylaws;

(2)   the Board shall not fail to nominate the Former RTN CEO (as defined in Section 2.18(A) below) for election as a director of the Corporation;

(3)   the Lead Director shall be selected as provided in Section 2.18(G) of these Bylaws;

(4)   the Board shall have five standing committees as set forth in Section 2.18(I) of these Bylaws, and the chairs and composition of such standing committees shall be as provided in Section 2.18(I) of these Bylaws;

(5)   the headquarters of the Corporation shall be located in the Greater Boston Metropolitan Area; and

(6)   the name of the Corporation shall be Raytheon Technologies Corporation.

Notwithstanding anything to the contrary in these Bylaws, until the later of the Specified Date and the one-year anniversary of the Succession Date (as defined in Section 2.18(A) below), unless the then serving directors shall have adopted a resolution to the contrary in accordance with Section 2.11(E) of these Bylaws, the Board shall not fail to nominate the Pre-Closing CEO (as defined in Section 2.18(A) below) for election as a director of the Corporation.

(C)   Notwithstanding anything to the contrary in these Bylaws, unless the then serving independent directors shall have adopted a resolution to the contrary in accordance with Section 2.11(E) of these Bylaws, (1) prior to the Succession Date (as defined in Section 2.18(A) below), the executive Chairman of the Board shall have the roles and responsibilities set forth in Section 2.18(B) of these Bylaws, and (2) prior to the Specified Date, the Chief Executive Officer of the Corporation shall have the roles and responsibilities set forth in Section 2.18(C) of these Bylaws.

(D)   Notwithstanding anything to the contrary in these Bylaws, the affirmative written approval of then serving directors adopted in accordance with Section 2.11(E) of these Bylaws shall be required to bring before any meeting of the Board of Directors (whether organizational, stated, special or otherwise) any of the following items of business to be transacted at such meeting (or to present such items for business to be transacted pursuant to action by written consent of the Board of Directors), or to validly include any such item as an item of business in any notice of any such meeting: (1) until the Specified Date, any (A) removal, or other action that would result in any failure to appoint or re-elect, the Former RTN CEO as executive Chairman of the Board of Directors, or (B) approval or authorization of any unilateral termination by the Corporation of his employment agreement; (2) until the later of the Specified Date and the one-year anniversary of the Succession Date (as defined in Section 2.18(A) below), any (A) removal, or other action that would result in any failure to appoint or re-elect, the Pre-Closing CEO as Chief Executive Officer or, from and after the Succession Date, as Chairman of the Board, or (B) approval or authorization of any unilateral termination by the Corporation of his employment agreement; and (3) any amendment, repeal or adoption of any provision of these Bylaws.

(E)   Any resolution of the type specified in Sections 2.11(B) and (C) of these Bylaws, and any approval of the type specified in Section 2.11(D) of these Bylaws, must be adopted or approved, respectively, by directors representing at least 75% of the then serving directors or the then serving independent directors, as applicable.

(F)   In the event of any inconsistency between the provisions of this Section 2.11, on the one hand, and any other provision of these Bylaws, on the other hand, the provisions of this Section 2.11 shall control.

SECTION 2.12	Action Without a Meeting.

Any action which could be taken at a meeting of the Board of Directors may be taken without a meeting if all of the directors consent to the action in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of the Board. Such filings shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

SECTION 2.13	Compensation of Directors.

Each director of the Corporation who is not a salaried officer or employee of the Corporation, or of a subsidiary of the Corporation, may receive compensation for serving as a director and for serving as a member of any Committee of the Board, and may also receive fees for attendance at any meetings of the Board or any Committee of the Board, and the Board may from time to time fix the amount and method of payment of such compensation and fees; provided, that no director of the Corporation shall receive any bonus or share in the earnings or profits of the Corporation or any subsidiary of the Corporation except pursuant to a plan approved by the shareholders at a meeting called for the purpose. The Board may also, by vote of a majority of disinterested directors, provide for and pay fair compensation to directors rendering services to the Corporation not ordinarily rendered by directors as such.

SECTION 2.14	Resignation of Directors.

Any director may resign at any time upon written notice to the Corporation. The resignation shall become effective at the time specified in the notice and, unless otherwise provided in the notice, acceptance of the resignation shall not be necessary to make it effective.

SECTION 2.15	Removal of Directors.

Any director may be removed, either for or without cause, at any time, by the affirmative vote of the holders of record of a majority of the outstanding shares of stock entitled to vote at a meeting of the shareholders called for the purpose, and the vacancy on the Board caused by any such removal may be filled by the shareholders at such meeting or at any subsequent meeting; provided, that no director elected by a class vote of less than all the outstanding shares of the Corporation may, so long as the right to such a class vote continues in effect, be removed pursuant to this Section 2.15, except for cause and by the affirmative vote of the holders of record of a majority of the outstanding shares of such class at a meeting called for the purpose, and the vacancy in the Board caused by the removal of any such director may, so long as the right to such class vote continues in effect, be filled by the holders of the outstanding shares of such class at such meeting or at any subsequent meeting.

SECTION 2.16	Filling of Vacancies Not Caused by Removal.

Subject to Section 2.18(F) of these Bylaws, vacancies and newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director; provided, that if the vacancy to be filled would, at an election of the whole Board of Directors, be filled by a class vote of less than all of the outstanding shares of the Corporation, and if any of the directors remaining in office were elected by the same class, such majority vote of the directors shall be effective only if it is concurred in by a majority of the remaining directors elected by such class or by a sole remaining director elected by such class. If for any reason there shall be no directors in office, any officer, any shareholder or any executor, administrator, trustee or guardian of a shareholder, or other fiduciary with like responsibility for the person or estate of a shareholder, may call a special meeting of shareholders in accordance with the provisions of these Bylaws for the purpose of electing directors.

SECTION 2.17	Chairman of the Board.

Subject to Section 2.18(B) of these Bylaws, the Board of Directors shall annually elect one of its members to be Chairman of the Board (the “Chairman”) and shall fill any vacancy in the position at such time and in such manner as the Board of Directors shall determine. The Chairman shall preside, when present, at each meeting of shareholders and at all meetings of the Board of Directors, and shall have such other powers and duties as are described in Section 2.18(B) of these Bylaws or as otherwise may from time to time be committed to him or her by the Board of Directors. The Board of Directors may designate the Chairman as an executive or non-executive Chairman.

SECTION 2.18	Executive Chairman and CEO Positions; Succession; Board Composition.

(A)   The Board of Directors has, as of [insert Closing Date], elected (1) the Chairman and Chief Executive Officer of Raytheon Company as of immediately prior to [insert Closing Date] (the “Former RTN CEO”) as a member of the Board of Directors and to serve as executive Chairman of the Board of Directors, and (2) the Chairman and Chief Executive Officer of the Corporation as of immediately prior to [insert Closing Date] (the “Pre-Closing CEO”) as a member of the Board of Directors and to serve as Chief Executive Officer of the Corporation. The foregoing appointments shall continue until the Specified Date or any such earlier date as of which the Former RTN CEO ceases for any reason in accordance with these Bylaws to serve in the position of executive Chairman (the “Succession Date”), as of which time the Board of Directors shall elect the Pre-Closing CEO to serve as Chairman of the Board of Directors (upon which such election the Pre-Closing CEO shall continue to serve as Chief Executive Officer). Until the Succession Date (in the case of the Former RTN CEO) or the later of the Specified Date and the one-year anniversary of the Succession Date (in the case of the Pre-Closing CEO), at each annual meeting of shareholders the Board of Directors shall nominate the Former RTN CEO and the Pre-Closing CEO for election to the Board of Directors at such annual meeting.

(B)   Until the Succession Date, the executive Chairman of the Board shall (1) have responsibility for chairing the Board of Directors in accordance with these Bylaws, (2) serve as an executive officer of the Corporation and report directly to the Board of Directors and (3) have all such powers and perform all such duties as may be assigned by the Board of Directors from time to time consistent with this Section 2.18 and his employment agreement.

(C)   Until the Succession Date, the Chief Executive Officer shall (1) report directly to the Board of Directors and (2) have all such powers and perform all such duties as are customarily had and performed by the Chief Executive Officer and/or as may be assigned by the Board of Directors from time to time consistent with this Section 2.18 and his employment agreement.

(D)   Prior to the Specified Date the replacement of the Pre-Closing CEO as the Chief Executive Officer upon his ceasing for any reason in accordance with these Bylaws to serve in the position of Chief Executive Officer shall be determined by the Independent Directors on the Board of Directors, including at least two UTC Continuing Independent Directors and at least two RTN Continuing Independent Directors.

(E)   Any RTN Continuing Independent Director or UTC Continuing Independent Director who is then serving as a member of the Board of Directors and whose term is expiring at an annual meeting of shareholders held on a date that is prior to the Specified Date shall be nominated by the Committee on Governance and Public Policy of the Board of Directors (or its successor committee) for election to the Board of Directors at such annual meeting, (1) so long as such RTN Continuing Independent Director or UTC Continuing Independent Director qualifies as an Independent Director and (2) unless such RTN Continuing Independent Director or UTC Continuing Independent Director, as applicable, notifies the Board of Directors of his or her desire not be so nominated. Until the Specified Date, in the event that any RTN Continuing Independent Director or UTC Continuing Independent Director is not nominated for election to the Board of Directors by the Committee on Governance and Public Policy of the Board of Directors (or its successor committee) or the Board of Directors in accordance with the immediately preceding clauses (1) or (2), the nominee to serve as the successor to such RTN Continuing Independent Director or UTC Continuing Independent Director, as applicable, shall be determined in accordance with paragraph (F) of this Section 2.18.

(F)   Until the Specified Date, all vacancies on the Board of Directors created by the cessation of service of a RTN Continuing Independent Director or UTC Continuing Independent Director or any increase in the number of directors comprising the whole Board of Directors pursuant to the last sentence of this paragraph (F) of this Section 2.18 shall be filled by an individual proposed for nomination to the Committee on Governance and Public Policy of the Board of Directors (or its successor committee) by a majority of the remaining RTN Continuing Directors or UTC Continuing Directors, as applicable, provided, in each case, that such individual qualifies as an Independent Director. Until the Specified Date, in the event that any such proposed individual is not nominated for election to the Board of Directors by the Committee on Governance and Public Policy of the Board of Directors (or its successor committee) or the Board of Directors in accordance with the immediately preceding proviso, a majority of the remaining RTN Continuing Directors or UTC Continuing Directors, as applicable, shall propose another individual (and this process shall be repeated) until such an individual proposed by a majority of the remaining RTN Continuing Directors or UTC Continuing Directors, respectively, is duly nominated to serve as a member of the Board of Directors by the Committee on Governance and Public Policy of the Board of Directors (or its successor committee) in accordance with this paragraph (F) of this Section 2.18. Until the Specified Date, if any RTN Continuing Independent Director or UTC Continuing Independent Director is removed from the Board of Directors (and the resulting vacancy is filled) by the shareholders pursuant to Section 2.15 of these Bylaws, or any nominee for election to the Board of Directors pursuant to paragraph (E) or this paragraph (F) of this Section 2.18 is not elected to the Board of Directors (and his or her successor (who would not constitute a RTN Continuing Independent Director or UTC Continuing Independent Director, as applicable) is elected and qualified) in a contested election of directors, then the number of directors composing the whole Board of Directors shall be increased to account for the removal of such RTN Continuing Independent Director or UTC Continuing Independent Director, or the failure of such nominee to be elected, as the case may be, and the resulting vacancy shall be filled in accordance with this paragraph (F) of this Section 2.18.

(G)   The Independent Directors on the Board of Directors shall designate from among themselves a director to serve as Lead Director. Until the Specified Date, the Lead Director shall be selected from among the RTN Continuing Independent Directors.

(H)   For purposes of these Bylaws, (1) the term “RTN Continuing Independent Directors” shall mean the members of the Board of Directors who (A) were directors as of [insert Closing Date] and designated to serve on the Board of Directors pursuant to Section 2.2(d)(ii) of the Agreement and Plan of Merger, dated as of June 9, 2019, by and among the Corporation, Light Merger Sub Corp. and Raytheon Company (the “Merger Agreement”), or (B) became members of the Board of Directors subsequent to [insert Closing Date] and were proposed for nomination to the Committee on Governance and Public Policy of the Board of Directors (or its successor committee) by a majority of the RTN Continuing Directors then on the Board of Directors and (2) the term “RTN Continuing Directors” shall mean the RTN Continuing Independent Directors and the Former RTN CEO. For purposes of these Bylaws, (1) the term “UTC Continuing Independent Directors” shall mean the members of the Board of Directors who (A) were directors as of [insert Closing Date] and designated to serve on the Board of Directors pursuant to Sections 2.2(d)(i) of the Merger Agreement or (B) became members of the Board of Directors subsequent to [insert Closing Date] and were proposed for nomination to the Committee on Governance and Public Policy of the Board of Directors (or its successor committee) by a majority of the UTC Continuing Directors then on the Board of Directors and (2) the term “UTC Continuing Directors” shall mean the UTC Continuing Independent Directors and the Pre-Closing CEO. For purposes of these Bylaws, the term “Independent Director” shall mean an individual who qualifies as independent under the listing standards of the principal U.S. exchange upon which the common stock of the Corporation is listed, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the Board of Directors in determining and disclosing independence of the Corporation’s directors.

(I)   Notwithstanding anything to the contrary in these Bylaws, until the Specified Date: (1) the Board of Directors shall designate, establish and maintain the following standing committees: (a) the Audit Committee, (b) the Committee on Governance and Public Policy, (c) the Compensation Committee, (d) the Finance Committee and (e) the Special Activities Committee; (2) the chairperson of each standing Committee of the Board of Directors shall be selected by the Board of Directors, with the chairperson of each of the Special Activities Committee, the Committee on Governance and Public Policy and the Compensation Committee being a RTN Continuing Director and the chairperson of each of the Audit Committee and the Finance Committee being a UTC Continuing Director; and (3) each committee of the Board shall be composed of an equal number of appropriately qualified RTN Continuing Directors and UTC Continuing Directors.

(J)   In the event of any inconsistency between the provisions of this Section 2.18, on the one hand, and any other provision of these Bylaws (other than Section 2.11), on the other hand, the provisions of this Section 2.18 shall control.

SECTION 3 – Committees of the Board of Directors

SECTION 3.1	Committees.

By resolution adopted by an affirmative vote of the majority of the whole Board of Directors, the Board may from time to time appoint such Committees of the Board, consisting of one or more directors and, if deemed desirable, one or more directors who shall act as alternate members and who may replace any absentee or disqualified member at any meeting of the Committee, and may delegate to each such Committee any of the powers and authority of the Board in the management of the business and affairs of the Corporation not reserved to the Board pursuant to Section 3.2. Each such Committee shall keep a record of its acts and proceedings.

SECTION 3.2	Powers Reserved to the Board.

No Committee of the Board shall take any action to amend the Corporation’s Certificate of Incorporation or these Bylaws, adopt any agreement to merge or consolidate the Corporation, declare any dividend or recommend to the shareholders a sale, lease or exchange of all or substantially all of the assets and property of the Corporation, a dissolution of the Corporation or a revocation of a dissolution of the Corporation. No Committee of the Board shall take any action which is required in these Bylaws, in the Corporation’s Certificate of Incorporation or by statute to be taken by a vote of a specified proportion of the whole Board of Directors.

SECTION 3.3	Election of Committee Members; Vacancies.

So far as practicable, members of the Committees of the Board and their alternates (if any) shall be appointed at each organizational meeting of the Board of Directors and, unless sooner discharged by an affirmative vote of the majority of the whole Board, shall hold office until the next organizational meeting of the Board and until their respective successors are appointed. In the absence or disqualification of any member of a Committee of the Board, the member or members (including alternates) present at any meeting of the Committee and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another director to act at the meeting in place of any absent or disqualified member. Vacancies in Committees of the Board created by death, resignation or removal may be filled by an affirmative vote of a majority of the whole Board of Directors.

SECTION 3.4	Meetings.

Each Committee of the Board may provide for stated meetings of such Committee. Special meetings of each Committee may be called by any two members of the Committee (or, if there is only one member, by that member in concert with the Chairman, except if that member is the Chairman then by the Chairman) or by the Chairman of the Board of Directors and/or the Chief Executive Officer of the Corporation. The provisions of Section 2 regarding the business, time and place, notice and waivers of notice of meetings, attendance at meetings and action without a meeting shall apply to each Committee of the Board, except that the references in such provisions to the directors and the Board of Directors shall be deemed, respectively, to be references to the members of the Committee and to the Committee.

SECTION 3.5	Quorum and Manner of Acting.

A majority of the members of any Committee of the Board shall constitute a quorum for the transaction of business at meetings of the Committee, and the act of a majority of the members present at any meeting at which a quorum is present shall be the act of the Committee. A majority of the members present at any meeting, regardless of whether or not they constitute a quorum, may adjourn the meeting to another time or place. Any business which might have been transacted at the original meeting may be transacted at any adjourned meeting at which a quorum is present.

SECTION 4 – Officers

SECTION 4.1	Election and Appointment.

The elected officers of the Corporation shall consist of a Chief Executive Officer, a President, one or more Vice Presidents, including a Chief Financial Officer and a General Counsel, a Controller, a Treasurer, a Secretary and such other elected officers as may from time to time be elected by the Board of Directors (including, without limitation, prior to the Succession Date, an executive Chairman). The Board may also appoint, or provide for the appointment of, such other officers and agents as may from time to time appear necessary or advisable in the conduct of the affairs of the Corporation. The same person may hold more than one office.

SECTION 4.2	Duties of the Chief Executive Officer.

Under the general supervision of the Board, the Chief Executive Officer of the Corporation shall, in the absence of the Chairman, preside at all meetings of shareholders and, except to the extent otherwise provided in these Bylaws or by the Board, shall have general authority to execute any and all documents in the name of the Corporation and general and active supervision and control of all of the business and affairs of the Corporation. In the absence of the Chief Executive Officer, his or her duties shall be performed and his or her powers may be exercised by such other officer as shall be designated either by the Chief Executive Officer in writing or (failing such designation) by the Board of Directors.

SECTION 4.3	Duties of Other Officers.

The other officers of the Corporation shall have such powers and duties not inconsistent with these Bylaws as may from time to time be conferred upon them in or pursuant to resolutions of the Board of Directors, and shall have such additional powers and duties not inconsistent with such resolutions as may from time to time be assigned to them by any competent superior officer. The Board shall assign to one or more of the officers of the Corporation the duty to record the proceedings of the meetings of the shareholders and the Board of Directors in a book to be kept for that purpose.

SECTION 4.4	Term of Office and Vacancy.

So far as practicable, the elected officers shall be elected at each organizational meeting of the Board, and shall hold office until the next organizational meeting of the Board and until their respective successors are elected and qualified. If a vacancy shall occur in any elected office, the Board of Directors may elect a successor for the remainder of the term. Appointed officers shall hold office at the pleasure of the Board or of the officer or officers authorized by the Board to make such appointments. Any officer may resign by written notice to the Corporation.

SECTION 4.5	Removal of Elected Officers.

Elected officers may be removed at any time, either for or without cause, by the affirmative vote of a majority of the whole Board of Directors at a meeting called for that purpose.

SECTION 4.6	Compensation of Elected Officers.

The compensation of all elected officers of the Corporation shall be fixed from time to time by the Board of Directors; provided, that no elected officer of the Corporation shall receive any bonus or share in the earnings or profits of the Corporation or any subsidiary of the Corporation except pursuant to a plan approved by the shareholders at a meeting called for the purpose.

SECTION 5 – Shares and Transfer of Shares

SECTION 5.1	Certificates.

The shares of the Corporation shall be represented by certificates or, if and to the extent the Board of Directors determines, shall be uncertificated shares. Notwithstanding any such determination by the Board of Directors, every shareholder shall be entitled to a certificate signed by the Chairman or the President or a Vice President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, certifying the class and number of shares owned by such shareholder in the Corporation; provided, that, where such certificate is countersigned by a Transfer Agent or a Registrar, the signature of any such Chairman, President, Vice President, Treasurer, Assistant Treasurer, Secretary or Assistant Secretary may be a facsimile. In case any officer or officers who shall have signed or whose facsimile signature or signatures shall have been used on any such certificate or certificates shall cease to be such officer or officers, whether because of death, resignation or otherwise, before such certificate or certificates shall have been issued by the Corporation, such certificate or certificates may be issued by the Corporation with the same effect as if such person or persons continued to serve such officer or officers at the date of issue.

SECTION 5.2	Transfer Agents and Registrars.

The Board of Directors may, in its discretion, appoint one or more responsible banks or trust companies in the City of New York or in such other city or cities (if any) as the Board may deem advisable, from time to time, to act as Transfer Agents and Registrars of shares of the Corporation; and, when such appointments shall have been made, no certificate for shares of the Corporation shall be valid until countersigned by one of such Transfer Agents and registered by one of such Registrars.

SECTION 5.3	Transfers of Shares.

Shares of the Corporation may be transferred upon authorization by the record holder thereof, or by an attorney thereunto authorized by power of attorney duly executed and filed with the Secretary or with a Transfer Agent and Registrar, and by the delivery of the certificates therefor, provided such shares are represented by certificates, accompanied either by an assignment in writing on the back of the certificates or by written power of attorney to sell, assign or transfer the same, signed by the record holder thereof, but no transfer shall affect the right of the Corporation to pay any dividend upon the shares to the holder of record thereof, or to treat the holder of record as the holder in fact thereof for all purposes; and no transfer shall be valid, except between the parties thereto, until such transfer shall have been made upon the books of the Corporation.

SECTION 5.4	Lost Certificates.

In case any certificate for shares of the Corporation shall be lost, stolen or destroyed, the Board of Directors, in its discretion, or any Transfer Agent thereunto duly authorized by the Board, may authorize the issuance of a substitute certificate in place of the certificate so lost, stolen or destroyed, and may cause such substitute certificate to be countersigned by the appropriate Transfer Agent (if any) and registered by the appropriate Registrar (if any); provided, that in each such case, the applicant for a substitute certificate shall furnish to the Corporation and to such of its Transfer Agents and Registrars as may require same, evidence to their satisfaction, in their discretion, of the loss, theft or destruction of such certificate and of the ownership thereof, and such security or indemnity as may be required by them.

SECTION 5.5	Record Dates.

In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders, or any adjournment thereof, or to consent to action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of shares or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date which shall be not more than 60 nor less than 10 days before the date of any meeting of shareholders, and not more than 60 days prior to any other action. In such case, those shareholders, and only those shareholders, who are shareholders of record on the date fixed by the Board of Directors shall, notwithstanding any subsequent transfer of shares on the books of the Corporation, be entitled to notice of and to vote at such meeting of shareholders, or any adjournment thereof, or to consent to such corporate action in writing without a meeting, or be entitled to receive payment of such dividend or other distribution or allotment of rights, or be entitled to exercise rights in respect of any such change, conversion or exchange of shares or to participate in any such other lawful action.

SECTION 6 – Miscellaneous

SECTION 6.1	Fiscal Year.

The fiscal year of the Corporation shall be the calendar year.

SECTION 6.2	Surety Bonds.

The Chief Financial Officer, the Controller, the Treasurer, each Assistant Treasurer, and such other officers and agents of the Corporation as the Board of Directors may from time to time direct shall be bonded at the expense of the Corporation for the faithful performance of their duties in such amounts and by such surety companies as the Board may from time to time determine.

SECTION 6.3	Signature of Negotiable Instruments.

All bills, notes, checks or other instruments for the payment of money shall be signed or countersigned in such manner as from time to time may be prescribed by resolution of the Board of Directors.

SECTION 6.4	Independent Accountants.

At each annual meeting, the shareholders shall appoint an independent public accountant or firm of independent public accountants to act as the Independent Accountants of the Corporation until the next annual meeting. Among other duties, it shall be the duty of the Independent Accountants so appointed to make periodic audits of the books and accounts of the Corporation. As soon as reasonably practicable after the close of the fiscal year, the shareholders shall be furnished with consolidated financial statements of the Corporation and its consolidated subsidiaries, as at the end of such fiscal year, duly certified by such Independent Accountants, subject to such notes or comments as the Independent Accountants shall deem necessary or desirable for the information of the shareholders. In case the shareholders shall at any time fail to appoint Independent Accountants or in case the Independent Accountants appointed by the shareholders shall decline to act or shall resign or otherwise become incapable of acting, the Board of Directors shall appoint Independent Accountants to discharge the duties provided for herein. Any Independent Accountants appointed pursuant to any of the provisions hereof shall be directly responsible to the shareholders, and the fees and expenses of any such Independent Accountants shall be paid by the Corporation.

SECTION 6.5	Indemnification of Officers, Directors, Employees and Fiduciaries; Insurance.

(A)   The Corporation shall indemnify and hold harmless, in accordance with and to the full extent permitted by the laws of the State of Delaware as in effect at the time of the adoption of this Section 6.5 or as such laws may be amended from time to time (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), any person (and the heirs and legal representatives of any such person) made or threatened to be made a party to (or, in the case of directors and officers, otherwise involved in), any threatened, pending, or completed action, suit, arbitration, alternative dispute resolution procedure, legislative hearing or inquiry or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a “proceeding”), by reason of the fact that such person is or was a director, officer or employee of the Corporation, of any constituent corporation absorbed in a consolidation or merger or of a Subsidiary of the Corporation, or serves or served as such or in a fiduciary capacity with another enterprise at the request of the Corporation, any such constituent corporation or a Subsidiary, whether the basis of such proceeding is an alleged action in an official capacity as a director, officer or employee or in any other capacity while serving as a director, officer or employee, against all expenses, liabilities and losses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by any such person in connection with such proceeding.

(B)   In furtherance of the foregoing indemnification provisions and not in limitation thereof, the Corporation shall pay or reimburse all expenses (including attorneys’ fees) reasonably incurred by any person who is or was a director or officer of the Corporation, any such constituent corporation or any Subsidiary and any such person who serves or served as such or in a fiduciary capacity at the request of one of the foregoing entities with another enterprise in advance of the final disposition of any such proceeding, promptly upon receipt by the Corporation of an undertaking of such person to repay such expenses if it shall ultimately be determined by final judicial decision from which there is no further right of appeal that such person is not entitled to be indemnified by the Corporation. Subject to the approval of either (i) the Chief Executive Officer or (ii) the General Counsel and the Chief Financial Officer acting together and upon such terms and conditions as the approving officer or officers deem appropriate, the Corporation may provide independent legal counsel or pay or reimburse the expenses (including attorneys’ fees) reasonably incurred by any person who is or was an employee of the Corporation, any constituent corporation or any Subsidiary and any such person who serves or served as such or in a fiduciary capacity at the request of one of the foregoing entities with another enterprise in advance of the final disposition of any such proceeding, promptly upon receipt by the Corporation of an undertaking of such person to repay such expenses if it shall ultimately be determined by final judicial decision from which there is no further right of appeal that such person is not entitled to be indemnified by the Corporation.

(C)   The rights provided by this Section 6.5 to any person who serves or served as a director or officer of the Corporation, a constituent corporation or a Subsidiary or as such or in a fiduciary capacity with another enterprise at the request of one of the foregoing entities shall be rights of contract enforceable against the Corporation by such person, who shall be presumed to have relied upon such rights in determining to serve or continuing to serve in such capacity, and shall vest at the time such person begins serving in such capacity. In addition, the rights provided to any such person by this Section 6.5 shall survive the termination of such person’s service in any such capacity. Such rights shall continue as long as such person shall be subject to any possible proceeding. No amendment of this Section 6.5 shall impair the rights of any such person arising at any time with respect to events occurring prior to such amendment.

(D)   Notwithstanding anything contained in this Section 6.5, except for proceedings to enforce rights provided in this Section 6.5, the Corporation shall not be obligated under this Section 6.5 to provide any indemnification or any payment or reimbursement of expenses to any director, officer, employee or other person in connection with a proceeding (or part thereof) initiated by such person (which shall not include counterclaims or cross-claims initiated by others) unless the Board of Directors has authorized or consented to such proceeding (or part thereof) in a resolution adopted by the Board.

(E)   For purposes of this Section 6.5, the term “Subsidiary” shall mean any corporation, partnership, limited liability company or other entity in which the Corporation owns, directly or indirectly, a majority of the economic or voting ownership interest or voting power to elect a majority of the directors of such entity; the term “other enterprise” shall include any corporation, partnership, limited liability company, joint venture, trust, association or other unincorporated organization or other entity and any employee benefit plan; service “at the request of the Corporation” shall include service as a director, officer, employee or fiduciary of the Corporation, a constituent corporation or a Subsidiary which imposes duties on, or involves services by, such person with respect to an employee benefit plan, its participants or beneficiaries; any excise taxes assessed on a person with respect to an employee benefit plan shall be deemed to be indemnifiable expenses; and action by a person with respect to an employee benefit plan which such person reasonably believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interests of the Corporation.

(F)   Nothing in this Section 6.5 shall limit the power of the Corporation or the Board of Directors to provide rights of indemnification and to make payment and reimbursement of expenses, including attorneys’ fees, to directors, officers, employees, agents, fiduciaries and other persons otherwise than pursuant to this Section 6.5. The rights to indemnification and to receive payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 6.5 shall not be exclusive of any other rights which any person may have or hereafter acquire under any statute, provision of the Corporation’s Certificate of Incorporation, these Bylaws, agreement or otherwise.

(G)   If any provision or provisions of this Section 6.5 shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (1) the validity, legality and enforceability of the remaining provisions of this Section 6.5 (including, without limitation, each portion of any paragraph of this Section 6.5 containing any such provision held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (2) to the fullest extent possible, the provisions of this Section 6.5 (including, without limitation, each such portion of any paragraph of this Section 6.5 containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

(H)   Subject to the approval of either (i) the Chief Executive Officer or (ii) the General Counsel and the Chief Financial Officer acting together and upon such terms and conditions as the approving officer or officers deem appropriate, the Corporation may provide to any person who is or was an agent or fiduciary of the Corporation, a constituent corporation, a Subsidiary or an employee benefit plan of one of such entities rights of indemnification and to receive payment or reimbursement of expenses (including in advance of the final disposition of any proceeding), including attorneys’ fees, to the fullest extent of the provisions of this Section 6.5 with respect to the indemnification of and payment or reimbursement of expenses of directors and officers of the Corporation, constituent corporations, Subsidiaries or other enterprises. Any such rights, if provided, shall have the same force and effect as they would have if they were conferred in this Section 6.5.

(I)   Subject to the approval of either the Chief Financial Officer or the Vice President, Treasurer, the Corporation may purchase and maintain insurance in such amounts as the Board of Directors deems appropriate to protect each of itself and any person who is or was a director, officer, employee, agent or fiduciary of the Corporation, a constituent corporation, or a Subsidiary or is or was serving at the request of one of such entities as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation shall have the power to indemnify such person against such liability under the provisions of this Section 6.5 and the laws of the State of Delaware. To the extent that the Corporation maintains any policy or policies providing such insurance, each such current or former director, officer or employee, and each such agent or fiduciary to which rights of indemnification have been provided pursuant to paragraph (H) of this Section 6.5, shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage thereunder for any such current or former director, officer, employee, agent or fiduciary.

SECTION 6.6	Exclusive Forum for Adjudication of Certain Disputes.

Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation’s shareholders, (iii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation’s Certificate of Incorporation or these Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).

SECTION 7 – Bylaws Amendments

SECTION 7.1	By the Shareholders.

These Bylaws may be amended by the shareholders at a meeting called for such purpose in any manner not inconsistent with any provision of law or of the Corporation’s Certificate of Incorporation.

SECTION 7.2	By the Directors.

These Bylaws may be amended by the affirmative vote of a majority of the whole Board of Directors in any manner not inconsistent with any provision of law or of the Corporation’s Certificate of Incorporation; provided, that the Board may not amend this Section 7.2, or the bonus proviso of Section 2.13 (Compensation of Directors), or Section 2.15 (Removal of Directors), Section 4.5 (Removal of Elected Officers) or Section 4.6 (Compensation of Elected Officers).

Annex C

June 9, 2019

Board of Directors
United Technologies Corporation
10 Farm Springs Road
Farmington, CT 06032

Members of the Board:

Morgan Stanley & Co. LLC (“Morgan Stanley” or “we”) understands that United Technologies Corporation (“Umbra”) and Raytheon Company (“Radiant”) propose to announce a “merger of equals” and, with Light Merger Sub Corp., a wholly owned subsidiary of Umbra (“Merger Sub”), enter into an Agreement and Plan of Merger, substantially in the form of the draft dated June 9, 2019 (the “Merger Agreement”), which provides for, among other things, (i) the separation of the Otis Business and the Carrier Business from Umbra and the related Otis Distribution and Carrier Distribution (each, as defined in the Merger Agreement) (collectively, the “Spin-Offs”) (Umbra after giving effect to the Spin-Offs, “RemainCo”), and (ii) following the consummation of the Spin-Offs, the merger (the “Merger”) of Merger Sub with and into Radiant. Pursuant to the Merger, Radiant will be the surviving entity following the Merger, and each issued and outstanding share of common stock, $0.01 par value per share, of Radiant (the “Radiant Common Stock”), other than shares of Radiant Common Stock held in treasury by Radiant (“Excluded Shares”), will be converted into the right to receive 2.3348 (the “Exchange Ratio”) shares of common stock, $1.00 par value per share, of Umbra (the “Umbra Common Stock”), subject to adjustment in certain circumstances and, if applicable, cash in lieu of fractional shares of Umbra Common Stock. The terms and conditions of the transactions contemplated by the Merger Agreement, including the Merger and the Spin-Offs, are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement (which, for the avoidance of doubt, contemplates the consummation of the Spin-Offs prior to the consummation of the Merger) is fair from a financial point of view to Umbra.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information (including with respect to pension matters) of Umbra and Umbra relating to RemainCo and Radiant, respectively;
2)	Reviewed certain internal financial statements and other financial and operating data (including with respect to pension matters) concerning Umbra relating to RemainCo and Radiant, respectively;
3)	Reviewed certain financial projections of Umbra relating to RemainCo and Radiant prepared by the managements of Umbra and Radiant, respectively;
4)	Reviewed certain information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the managements of Umbra and Radiant, respectively;
5)	Discussed the past and current operations and financial condition and the prospects of Radiant, including certain information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Umbra and Radiant;
6)	Discussed the past and current operations and financial condition and the prospects of Umbra relating to RemainCo, including certain information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Umbra;
7)	Reviewed the pro forma impact of the Merger on the earnings per share, cash flow, consolidated capitalization and certain financial ratios of RemainCo;
8)	Reviewed the reported prices and trading activity for the Umbra Common Stock and Radiant Common Stock;

9)	Compared the financial performance of Umbra and Umbra relating to RemainCo and Radiant and the prices and trading activity of the Umbra Common Stock and Radiant Common Stock with that of certain other publicly-traded companies that we deemed to be comparable with RemainCo and Radiant, respectively, and their securities;
10)	Participated in certain discussions and negotiations among representatives of Umbra and Radiant and their financial and legal advisors;
11)	Reviewed the Merger Agreement, including the exhibits thereto, and certain related documents in the form of drafts as of June 9, 2019; and
12)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by Umbra and Radiant (including with respect to pension matters), and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Umbra and Radiant of the future financial performance of Umbra relating to RemainCo and Radiant, and we express no view as to their accuracy nor the assumptions on which they were based. We have relied upon, without independent verification, the assessments by the managements of Umbra and Radiant of: (i) the strategic, financial and other benefits expected to result from the Merger; (ii) the timing and risks associated with the integration of RemainCo and Radiant; (iii) their ability to retain key employees of RemainCo and Radiant, respectively; and (iv) the validity of, and risks associated with, RemainCo’s and Radiant’s existing and future technologies, intellectual property, products, services and business models. In addition, we have assumed that (i) the Spin-Offs will occur prior to the Merger; (ii) the Merger and the Spin-Offs will be consummated in accordance with all applicable laws and regulations and in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions that is material to our analysis, including, among other things, that (a) the Otis Contribution (as defined in the Merger Agreement) and the Otis Distribution, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), (b) the Otis Distribution will qualify under Section 355 of the Code, (c) the Carrier Contribution (as defined in the Merger Agreement) and the Carrier Distribution, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (d) the Carrier Distribution will qualify under Section 355 of the Code, (e) the Merger will not cause Section 355(e) of the Code to apply to either the Otis Distribution or the Carrier Distribution and (f) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and (iii) the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. We have assumed that in connection with the receipt of any governmental, regulatory or other approvals, consents or agreements required in connection with the proposed Merger and the Spin-Offs, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on Umbra, RemainCo or Radiant or their respective affiliates or business segments or the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of Umbra and Radiant and their legal, tax and regulatory advisors with respect to legal, tax, or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of Radiant’s officers, directors or employees, or any class of such persons, relative to the consideration to be paid to the holders of shares of the Radiant Common Stock in the Merger (other than holders of Excluded Shares). We have not been requested to make, and have not made any, independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of Umbra, RemainCo, Radiant or their respective affiliates, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Our opinion is limited to the fairness, from a financial point of view to Umbra, of the Exchange Ratio pursuant to the Merger Agreement (which, for the avoidance of doubt, contemplates the consummation of the Spin-Offs prior to the consummation of the Merger). We do not express any view on, and this opinion does not address, any other term or aspect of the Merger Agreement or the Merger or the Spin-Offs or any other terms of the Spin-Offs or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith. We have not been requested to opine as to, and our opinion does not in any manner address, Umbra’s underlying business decision to proceed with or effect the Merger or the Spin-Offs, or the likelihood that the Merger or the Spin-Offs are consummated. Our opinion does not address the relative merits of the Merger or the Spin-Offs as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving Umbra and the Spin-Offs.

We have acted as financial advisor to the Board of Directors of Umbra in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger, and Umbra has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In the two years prior to the date hereof, we have provided financial advisory and financing services for Umbra and its affiliates and Radiant and its affiliates and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to Umbra, Otis Worldwide Corporation, Carrier Services Corporation, RemainCo and Radiant and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Umbra, Radiant or any of their respective affiliates or any other company, or any currency or commodity, that may be involved in the Merger or the Spin-Offs, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of Umbra and may not be used for any other purpose or disclosed without our prior written consent, except that references to and a copy of this opinion (in its entirety) and references to us and to our relationship with Umbra and Radiant may be included in any filing Umbra or Radiant is required to make with the U.S. Securities and Exchange Commission, in connection with the Merger if and to the extent such references and the inclusion is required by any applicable law, provided that, if any description of or reference to us or the opinion and the related analysis is included in such document, it shall be subject to the approval of us in advance of such filing. In addition, this opinion does not in any manner address the prices at which Umbra Common Stock will trade following consummation of the Merger or the Spin-Offs or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of Umbra and Radiant should vote at the shareholders’ meetings to be held, or act on any matter, in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement (which, for the avoidance of doubt, contemplates the consummation of the Spin-Offs prior to the consummation of the Merger) is fair from a financial point of view to Umbra.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Michael Boublik
Michael Boublik Chairman of Mergers and Acquisitions

Annex D

June 9, 2019

The Board of Directors
United Technologies Corporation
10 Farm Springs Road
Farmington, CT 06032

Members of the Board of Directors:

We understand that United Technologies Corporation (“UTC”) proposes to enter into an Agreement and Plan of Merger, dated as of June 9, 2019 (the “Merger Agreement”), with Light Merger Sub Corp., a wholly owned subsidiary of UTC (“Merger Sub”), and Raytheon Company (“Raytheon”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Raytheon, with Raytheon being the surviving corporation as a wholly owned subsidiary of UTC (the “Merger”). As a result of the Merger, each issued and outstanding share of common stock, par value $0.01 per share, of Raytheon (the “Raytheon Common Stock”), other than shares held by Raytheon in its treasury, will be converted into the right to receive 2.3348 (the “Exchange Ratio”) shares of common stock, par value $1.00 per share, of UTC (the “UTC Common Stock”). Pursuant to the Merger Agreement, the consummation of the Merger is conditioned upon the distribution by UTC to the holders of the UTC Common Stock of Carrier SpinCo and Otis SpinCo (each as defined in the Merger Agreement). UTC, after giving effect to such distributions, is referred to herein as “UTC Aerospace”. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

The Board of Directors has asked us whether, in our opinion, the Exchange Ratio pursuant to the Merger Agreement is fair, from a financial point of view, to UTC.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to Raytheon, UTC and UTC Aerospace that we deemed to be relevant, including publicly available research analysts’ estimates;
(ii)	reviewed certain internal projected financial data relating to Raytheon and furnished to us by the management of UTC and certain internal projected financial data relating to UTC Aerospace prepared and furnished to us by management of UTC, each as approved for our use by UTC (the “Forecasts”), including certain cost synergies prepared by the management of UTC expected to result from the Merger, as approved for our use by UTC (the “Synergies”);
(iii)	discussed with managements of UTC and Raytheon their assessment of the past and current operations of Raytheon, the current financial condition and prospects of Raytheon and the Forecasts relating to Raytheon, and discussed with management of UTC its assessment of the past and current operations of UTC and UTC Aerospace, the current financial condition and prospects of UTC and UTC Aerospace, and the Forecasts (including their views on the risks and uncertainties of achieving the Forecasts);
(iv)	reviewed the reported prices and the historical trading activity of Raytheon Common Stock;
(v)	compared the financial performance of Raytheon and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;
(vi)	compared the financial performance of UTC Aerospace with that of certain publicly traded companies that we deemed relevant and reviewed the stock market trading multiples of such companies;
(vii)	compared the relative contributions by each of Raytheon and UTC Aerospace of certain financial metrics we deemed relevant to the relative ownership of the combined company as implied by the Exchange Ratio;
(viii)	reviewed the Merger Agreement; and
(ix)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information), and have further relied upon the assurances of the managements of UTC and Raytheon that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Forecasts, including the Synergies, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of UTC as to the future financial performance of UTC Aerospace and Raytheon and the other matters covered thereby. We have relied, at the direction of UTC, on the assessments of the management of UTC as to UTC Aerospace’s ability to achieve the Synergies. We express no view as to the Forecasts, including the Synergies, or the assumptions on which they are based.

For purposes of our analysis and opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver or modification thereof. We have further assumed, in all respects material to our analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on Raytheon, UTC or the consummation of the Merger or reduce the contemplated benefits to UTC of the Merger.

We have not conducted a physical inspection of the properties or facilities of Raytheon or UTC Aerospace and have not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of Raytheon or UTC Aerospace, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of Raytheon or UTC Aerospace under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to UTC, from a financial point of view, of the Exchange Ratio. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors or other constituencies of UTC, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of UTC or Raytheon, or any class of such persons, whether relative to the Exchange Ratio or otherwise. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Merger, including, without limitation, the structure or form of the Merger, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Our opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to UTC, nor does it address the underlying business decision of UTC to engage in the Merger. We do not express any view on, and our opinion does not address, what the value of UTC Common Stock actually will be when issued or the prices at which UTC Common Stock will trade at any time, including following announcement or consummation of the Merger. Our opinion does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Merger, including as to how any holder of shares of UTC Common Stock should vote or act in respect of the share issuance in connection with the Merger or any other matter. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by UTC and its advisors with respect to legal, regulatory, accounting and tax matters.

We have acted as financial advisor to UTC and the Board of Directors in connection with (i) UTC’s intention, announced in November 2018, to separate into three independent companies through spin-offs of UTC’s Carrier and Otis businesses (each, a “Separation Transaction”) and (ii) the Merger. In connection with these services, UTC has paid fees to Evercore Group L.L.C. and has agreed to pay additional fees, a portion of which became payable upon rendering this opinion and portions of which will become payable contingent upon consummation of each Separation Transaction, as well as certain additional fees which are payable at UTC’s sole discretion. No portion of such fees is contingent upon the consummation of the Merger. UTC has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. In addition, during the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to Raytheon and we have not received any compensation from Raytheon during such period. We may provide financial advisory or other services to UTC and Raytheon in the future, and in connection with any such services we may receive compensation.

Evercore Group L.L.C. and its affiliates engage in a wide range of activities for our and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore Group L.L.C. and its affiliates and/or our or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to UTC, Raytheon, potential parties to the Merger and/or any of their respective affiliates or persons that are competitors, customers or suppliers of UTC or Raytheon.

Our financial advisory services and this opinion are provided for the information and benefit of the Board of Directors (in its capacity as such) in connection with its evaluation of the proposed Merger. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except UTC may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission or required to be mailed by UTC to its stockholders relating to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Merger Agreement is fair, from a financial point of view, to UTC.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Paul A. Stefanick
Paul A. Stefanick Senior Managing Director

Annex E

[Letterhead of Citigroup Global Markets Inc.]

June 9, 2019

The Board of Directors
Raytheon Company
870 Winter Street
Waltham, MA 02451

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Raytheon Company (“Raytheon”) of the Exchange Ratio (defined below) set forth in the Agreement and Plan of Merger, dated as of June 9, 2019, including the Separation Principles as defined therein (the “Merger Agreement”), by and among United Technologies Corporation (“UTC”), Light Merger Sub Corp., a wholly owned subsidiary of UTC (“Merger Sub”) and Raytheon. Capitalized terms used herein without definition have the respective meanings ascribed to such terms in the Merger Agreement.

We understand that, as more fully described in the Merger Agreement, (a) first (i) UTC will consummate a separation of each of UTC’s Otis Business and Carrier Business from UTC’s other businesses (collectively, the “Separations”), (ii) UTC will then contribute the Otis Business to Otis SpinCo and the Carrier Business to Carrier SpinCo (collectively, the “Contributions”) and (iii) UTC will then distribute all outstanding shares of the common stock of Otis SpinCo and Carrier SpinCo on a pro rata basis to all UTC stockholders immediately prior to the Merger (collectively, the “Distributions”), (b) immediately prior to the consummation of the Merger, the Applicable Indebtedness (as defined in the Separation Principles) will be no more than the Target Indebtedness, and (c) Merger Sub will then be merged with and into Raytheon (the “Merger” and, together with the Separations, Contributions and Distributions, the “Transactions”), as a result of which (i) the separate existence of Merger Sub will cease and Raytheon will continue as the surviving corporation and a wholly owned subsidiary of UTC after giving effect to the Separations, Contributions and Distributions (“UTC RemainCo”) and (ii) each share of the common stock, par value $0.01 per share, of Raytheon (“Raytheon Common Stock”) issued and outstanding as of the effective time of the Merger (the “Effective Time”), other than shares of Raytheon Common Stock held in treasury, if any, will be converted into the right to receive 2.3348 shares (the “Exchange Ratio”) of the common stock, par value $1.00 per share, of UTC (“UTC Common Stock”) and, if applicable, cash in lieu of fractional shares of UTC Common Stock.

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Raytheon and certain senior officers and other representatives and advisors of UTC concerning the businesses, operations and prospects of Raytheon, UTC and UTC RemainCo. We examined certain publicly available business and financial information relating to Raytheon, UTC and UTC RemainCo. We also examined certain financial forecasts and other information and data relating to Raytheon, UTC and UTC RemainCo which were provided to or discussed with us by the managements of Raytheon and UTC, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of Raytheon and UTC to result from the Merger. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Raytheon Common Stock; the historical and projected earnings and other operating data of Raytheon and UTC RemainCo; and the capitalization and financial condition of Raytheon, UTC and UTC RemainCo. We analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Raytheon and UTC RemainCo. We also evaluated certain potential pro forma financial effects of the Transactions. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

The Board of Directors
Raytheon Company
June 9, 2019

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of Raytheon and UTC that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to Raytheon and UTC RemainCo provided to or otherwise reviewed or discussed with us, we have been advised by the managements of Raytheon and UTC that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Raytheon and UTC as to the future financial performance of Raytheon and UTC RemainCo, the potential strategic implications and operational benefits anticipated to result from the Merger and the other matters covered thereby, and have assumed, with your consent, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the Merger) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected.

We have assumed, with your consent, that the Transactions will be consummated in accordance with the timing and terms specified in the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary financings, regulatory and third party approvals, consents and releases for the Transactions, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Raytheon, UTC RemainCo or the contemplated benefits of the Merger that would be material to our analysis. Further, we have assumed, with your consent, that in the event UTC delivers an Overage Notice, Raytheon will make a cash distribution to stockholders of Raytheon equal to the full amount permitted under the Merger Agreement. In addition, we have assumed, at your direction, that UTC RemainCo will retain all assets, properties and rights necessary and sufficient, in all material respects, for the operation of the businesses of UTC RemainCo following the Separations, Contributions and Distributions, that appropriate reserves, indemnification arrangements and other provisions will be made with respect to the liabilities of or relating to UTC and its subsidiaries, and that UTC RemainCo will not directly or indirectly retain any material assets, liabilities or other obligations relating to UTC or its subsidiaries that are contemplated to be contributed to Otis SpinCo or Carrier SpinCo as a result of the Separations and Contributions or otherwise. We also have assumed, with your consent, that the Merger will be treated as a tax-free reorganization and that the Distributions will be tax-free to UTC for federal income tax purposes. Our opinion, as set forth herein, relates to the relative values of Raytheon and UTC RemainCo. We are not expressing any opinion as to what the value of the UTC Common Stock actually will be when issued pursuant to the Merger or the price at which the UTC Common Stock will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Raytheon, UTC or UTC RemainCo nor have we made any physical inspection of the properties or assets of Raytheon, UTC or UTC RemainCo. Our opinion does not address any terms (other than the Exchange Ratio to the extent expressly specified herein) or other aspects or implications of the Transactions, including, without limitation, the Separations, the Contributions, the Distributions, the form or structure of the Transactions or any terms, aspects or implications of the Separation Principles or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Transactions. We were not requested to, and we did not, solicit third party indications of interest in a possible strategic transaction involving Raytheon, nor were we requested to consider, and our opinion does not address, the underlying business decision of Raytheon to effect the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for Raytheon or the effect of any other transaction in which Raytheon might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Exchange Ratio or otherwise. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

The Board of Directors
Raytheon Company
June 9, 2019

Citigroup Global Markets Inc. has acted as financial advisor to Raytheon in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided, currently provide, and in the future may provide, services to Raytheon and UTC (including, in the future, UTC RemainCo), for which services we and such affiliates have received, expect to receive and would expect to receive compensation, including, without limitation, during the two year period prior to the date hereof, (i) having acted for UTC in March 2019 as joint lead arranger and joint bookrunner on a $2.0 billion revolving credit facility and $4.0 billion term credit facility, (ii) having acted for UTC in May 2017 as joint bookrunner in connection with the issuance of $1,000,000,000 1.900% Notes due 2020, $500,000,000 2.300% Notes due 2022, $800,000,000 2.800% Notes due 2024, $1,100,000,000 3.125% Notes due 2027 and $600,000,000 4.050% Notes due 2047, and (iii) having acted as lender to each of Raytheon and UTC. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Raytheon and UTC (including, in the future, UTC RemainCo) for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Raytheon, UTC (including, in the future, UTC RemainCo) and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Raytheon in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we confirm our opinion, previously delivered orally to you at the June 8, 2019 meeting of the Board of Directors of Raytheon, that, as of such date, the Exchange Ratio is fair, from a financial point of view, to the holders of Raytheon Common Stock.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

Annex F

Opinion of RBC Capital Markets, LLC

June 8, 2019

The Board of Directors
Raytheon Company
870 Winter Street
Waltham, Massachusetts 02451

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to holders of the common stock of Raytheon Company, a Delaware corporation (“Raytheon”), of the Exchange Ratio (defined below) provided for pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into among Raytheon, United Technologies Corporation, a Delaware corporation (“United Technologies”), and Light Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of United Technologies (“Merger Sub”), pursuant to which Raytheon and United Technologies will effect a business combination of Raytheon and the aerospace businesses comprised of the Collins Aerospace Systems and Pratt & Whitney businesses of United Technologies (collectively, the “Aerospace Businesses”). As more fully described in the Merger Agreement and after giving effect to the Related Transactions (defined below), Merger Sub will be merged with and into Raytheon (the “Merger”) and each outstanding share of the common stock, par value $0.01 per share, of Raytheon (“Raytheon Common Stock”) will be converted into the right to receive 2.3348 (the “Exchange Ratio”) shares of the common stock, par value $1.00 per share, of United Technologies (“UTC Common Stock” and, United Technologies after giving effect to the Related Transactions, “UTC RemainCo”).

We understand that, pursuant to or as contemplated by the Merger Agreement and as otherwise described to us by representatives of Raytheon, prior to consummation of the Merger, (i) United Technologies will effect an internal reorganization pursuant to which, among other things, assets and associated liabilities primarily related to the current and former businesses, operations and activities of the “Otis” and “Carrier” reporting segments of United Technologies will be transferred to, and assumed by, newly-formed entities of United Technologies (collectively, the “SpinCo Entities”), (ii) certain debt securities of the SpinCo Entities may be issued to United Technologies to satisfy outstanding indebtedness of United Technologies in one or more debt-for-debt exchange transactions and the SpinCo Entities will consummate one or more financings and distribute cash to United Technologies, which cash distributions will be used to repurchase or otherwise retire certain indebtedness of United Technologies, (iii) all of the outstanding shares of the common stock of the SpinCo Entities will be distributed by United Technologies to holders of UTC Common Stock through a pro rata dividend and (iv) Raytheon may pay certain cash distributions to holders of Raytheon Common Stock (the transactions described in clauses (i) through (iv) above and related transactions (other than the Merger), collectively, the “Related Transactions”). The terms and conditions of the Merger and the Related Transactions are set forth more fully in the Merger Agreement.

RBC Capital Markets, LLC (“RBCCM”), as part of our investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In the ordinary course of business, RBCCM and/or certain of our affiliates may act as a market maker and broker in the publicly traded securities of Raytheon, United Technologies (including UTC RemainCo) and/or other entities involved in the Merger or the Related Transactions or their respective affiliates and receive customary compensation in connection therewith, and may also actively trade securities of Raytheon, United Technologies (including UTC RemainCo) and/or other entities involved in the Merger or the Related Transactions or their respective affiliates for our or our affiliates’ own account or for the account of customers and, accordingly, RBCCM and our affiliates may hold a long or short position in such securities. We are acting as financial advisor to the Board of Directors of Raytheon with respect to this opinion and we will receive a fee upon delivery of this opinion. In addition, Raytheon has agreed to indemnify us for certain liabilities that may arise out of our engagement and to reimburse us for expenses incurred in connection with our services. As you are aware, RBCCM and certain of our affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and financial advisory services to United

The Board of Directors
Raytheon CompanyJune 8, 2019

Technologies and/or certain of its affiliates unrelated to the Merger, for which services RBCCM and our affiliates have received and expect to receive customary compensation, including, during the past two years, having acted or acting as (i) a senior co-manager for certain debt offerings of United Technologies and (ii) joint lead arranger for, and/or as a lender under, certain credit facilities of United Technologies. Although during the past two years RBCCM and our affiliates have not provided investment banking, commercial banking or financial advisory services to Raytheon for which services RBCCM and our affiliates have received compensation, RBCCM and our affiliates currently are providing certain services to Raytheon and/or its affiliates unrelated to the Merger and in the future may provide services to Raytheon and/or its affiliates, for which services RBCCM and our affiliates would expect to receive compensation.

For purposes of rendering our opinion, we have undertaken such review, inquiries and analyses as we deemed necessary or appropriate under the circumstances, including the following:

(i)	we reviewed the financial terms of an execution version, provided to us on June 7, 2019, of the Merger Agreement;
(ii)	we reviewed certain publicly available financial and other information, and certain historical operating data, relating to Raytheon made available to us from published sources and internal records of Raytheon;
(iii)	we reviewed certain publicly available financial and other information, and certain historical operating data, relating to the Aerospace Businesses made available to us from published sources and internal records of United Technologies;
(iv)	we reviewed certain financial projections and other estimates and data relating to Raytheon prepared by the management of Raytheon, including estimates regarding certain governmental pension reimbursements and contributions, and we reviewed certain financial projections and other estimates and data relating to the Aerospace Businesses prepared by the management of United Technologies, which projections and other estimates and data we have been directed to utilize for purposes of our analyses and opinion;
(v)	we conducted discussions with members of the senior managements of Raytheon and United Technologies with respect to the respective businesses, prospects and financial outlook of Raytheon and the Aerospace Businesses;
(vi)	we reviewed the reported prices and trading activity for Raytheon Common Stock;
(vii)	we compared certain financial metrics of Raytheon and the Aerospace Businesses with those of selected publicly traded companies in lines of businesses that we considered generally relevant in evaluating Raytheon and the Aerospace Businesses;
(viii)	we reviewed the relative financial contributions of Raytheon and the Aerospace Businesses to certain financial metrics of the pro forma combined company; and
(ix)	we considered other information and performed other studies and analyses as we deemed appropriate.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all information that was reviewed by us, including all financial, legal, tax, accounting, operating and other information provided to or discussed with us by or on behalf of Raytheon or United Technologies (including, without limitation, financial statements and related notes), and upon the assurances of the respective managements and other representatives of Raytheon and United Technologies, as the case may be, that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. We have not assumed responsibility for independently verifying and have not independently verified such information. We have assumed that the financial projections and other estimates and data (including, without limitation, as to governmental pension reimbursements and contributions) that we have been directed to utilize in our analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managements of Raytheon and United Technologies, as the case may be, as to the future financial performance of, and are a reasonable basis upon which to evaluate, Raytheon, the Aerospace Businesses and the other matters covered thereby. We have been advised that there currently are no audited financial statements

The Board of Directors
Raytheon CompanyJune 8, 2019

relating to the Aerospace Businesses on a standalone basis and we have assumed that any such audited financial statements and additional financial information on a standalone basis if made available would not reflect any information that would be meaningful in any respect to our analyses or opinion. We express no opinion as to any such financial projections or other estimates and data, including the assumptions upon which they are based.

We have relied upon the assessments of the managements of Raytheon and United Technologies as to, among other things, (i) the acquisition by United Technologies of Rockwell Collins, Inc., including with respect to integration and the realization of expected synergies from such acquisition, (ii) the potential impact on Raytheon and the Aerospace Businesses of market, competitive, and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the defense and aerospace industries and the sectors of such industries and geographic regions in which Raytheon and the Aerospace Businesses operate, (iii) existing and future products, technology and intellectual property of Raytheon and the Aerospace Businesses, including with respect to the validity and duration of patents or other intellectual property and the development and production of, and use and demand for, such products, technology and intellectual property, (iv) existing and future agreements and arrangements with, and the ability to attract, retain and/or replace, key customers, suppliers, contractors and subcontractors and other commercial relationships of Raytheon and the Aerospace Businesses, and (v) the ability to integrate the operations of Raytheon and the Aerospace Businesses. We have assumed that there will be no developments with respect to any of the foregoing that would have an adverse effect on Raytheon, UTC RemainCo (including the Aerospace Businesses), the Merger or the Related Transactions or that otherwise would be meaningful in any respect to our analyses or opinion.

We have evaluated UTC RemainCo (including the Aerospace Businesses) and the Merger for purposes of our analyses and opinion after giving effect to the Related Transactions. In connection with our opinion, we have not assumed any responsibility to perform, and we have not performed, an independent valuation or appraisal of any of the assets or liabilities (contingent, off-balance sheet, accrued, derivative or otherwise) of or relating to Raytheon, UTC RemainCo (including the Aerospace Businesses) or any other entity or business and we have not been furnished with any such valuations or appraisals. We have not assumed any obligation to conduct, and we have not conducted, any physical inspection of the property or facilities of Raytheon, UTC RemainCo (including the Aerospace Businesses) or any other entity or business. We have not been requested to make, and we have not made, an independent evaluation of, and we express no opinion or view as to, any pending or potential litigation, claims, governmental, regulatory or other proceedings or investigations or possible unasserted claims or other contingent liabilities affecting Raytheon, UTC RemainCo (including the Aerospace Businesses) or any other entity or business. We also have not evaluated the solvency or fair value of Raytheon, UTC RemainCo (including the Aerospace Businesses) or any other entity or business under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.

We have assumed that the Merger and the Related Transactions will be consummated in accordance with the terms of the Merger Agreement and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Merger and the Related Transactions, no delay, limitation, restriction or condition will be imposed or occur, including any divestiture or other requirements, that would have a material adverse effect on Raytheon, UTC RemainCo (including the Aerospace Businesses), the Merger or the Related Transactions or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed that the Merger and the Related Transactions will qualify for the intended tax treatment contemplated by the Merger Agreement. We further have assumed that UTC RemainCo will retain or acquire all assets, properties and rights necessary for the operations of the Aerospace Businesses, that neither UTC RemainCo (including the Aerospace Businesses) nor Raytheon will directly or indirectly assume or incur any material liabilities that are contemplated to be excluded as a result of the Merger, the Related Transactions or otherwise and that appropriate reserves, indemnification arrangements or other provisions have been or will be made with respect to liabilities of or relating to the Aerospace Businesses and the SpinCo Entities. In addition, we have assumed that the final executed Merger Agreement will not differ, in any respect meaningful to our analyses or opinion, from the execution version that we reviewed.

The Board of Directors
Raytheon CompanyJune 8, 2019

Our opinion speaks only as of the date hereof, is based on conditions as they exist and information supplied or reviewed as of the date hereof, and is without regard to any market, economic, financial, legal, regulatory or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken and have no obligation to reaffirm, revise or update this opinion or otherwise comment upon events occurring after the date hereof with respect to this opinion. Our opinion, as set forth herein, relates to the relative values of Raytheon and UTC RemainCo (including the Aerospace Businesses). We are not expressing any opinion as to the actual value of UTC Common Stock when issued in connection with the Merger or the price or range of prices at which Raytheon Common Stock, UTC Common Stock or any other securities of Raytheon or United Technologies (including UTC RemainCo) may trade or otherwise be transferable at any time, including following announcement or consummation of the Merger and the Related Transactions. As you are aware, the credit, financial and stock markets, and the industries in which Raytheon and the Aerospace Businesses operate, have experienced and continue to experience volatility and we express no opinion or view as to any potential effects of such volatility on Raytheon or United Technologies (or their respective businesses), the Merger or the Related Transactions.

The advice (written or oral) of RBCCM and our opinion expressed herein are provided for the benefit, information and assistance of the Board of Directors of Raytheon (in its capacity as such) in connection with its evaluation of the Merger. We express no opinion and make no recommendation to any securityholder as to how such securityholder should vote or act with respect to the Merger or any proposal to be voted upon in connection with the Merger or otherwise.

Our opinion addresses the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio (to the extent expressly specified herein), without regard to individual circumstances of specific holders that may distinguish such holders or the securities of Raytheon held by such holders. Our opinion does not in any way address the Related Transactions or any other terms, conditions, implications or other aspects of the Merger, the Merger Agreement, including, without limitation, the form or structure of the Merger, or any governance or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Merger, the Related Transactions or otherwise. Our opinion also does not address the underlying business decision of Raytheon to engage in the Merger or the relative merits of the Merger compared to any alternative business strategy or transaction that may be available to Raytheon or in which Raytheon might engage. We do not express any opinion or view with respect to, and we have relied upon the assessments of Raytheon and its representatives regarding, legal, regulatory, tax, accounting and similar matters, including, without limitation, tax or other consequences resulting from the Merger, the Related Transactions or otherwise or changes in, or the impact of, accounting standards or tax or other laws, regulations and governmental and legislative policies affecting Raytheon, UTC RemainCo (including the Aerospace Businesses), the Merger or the Related Transactions, as to which we understand that Raytheon has obtained such advice as it deemed necessary from qualified professionals. Further, in rendering our opinion, we do not express any view on, and our opinion does not address, the fairness of the amount or nature of the compensation (if any) or other consideration to any officers, directors or employees of any party, or class of such persons, relative to the Exchange Ratio or otherwise. In connection with our engagement, we were not requested to, and we did not, participate in the negotiation or structuring of the Merger or the Related Transactions, nor were we requested to, and we did not, undertake a third-party solicitation process on Raytheon’s behalf with respect to a strategic transaction involving Raytheon.

The issuance of our opinion has been approved by RBCCM’s Fairness Opinion Committee.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio provided for pursuant to the Merger Agreement is fair, from a financial point of view, to holders of Raytheon Common Stock.

Very truly yours,

RBC CAPITAL MARKETS, LLC

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